As filed with the Securities and Exchange Commission on January 8, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Exact name of registrants as specified in charter)

Maryland	6798	45-2482685
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

405 Park Avenue
New York, New York 10022
(212) 415-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022
(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Richard A. Silfen, Esq. Darrick M. Mix, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 (215) 979-1000

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.01 par value per share	168,533,689 shares	N/A	$1,685,336,890	$229,879.95

(1)	Represents the estimated maximum number of shares of the Registrant’s common stock to be issued in connection with the merger described herein. The number of shares of common stock is based on the number of shares of American Realty Capital Trust III, Inc., which we refer to as ARCT III common stock, the number of shares of restricted stock of ARCT III, the shares of ARCT III common stock issuable upon the exercise of outstanding options, additional shares reserved for issuance under the ARCT III 2011 Non-Employee Director Stock Option Plan and Employee and Director Incentive Restricted Share Plan, each as outstanding as of January 8, 2013, and the exchange of such shares for shares of the Registrant’s common stock pursuant to the formulas set forth in the Agreement and Plan of Merger, dated as December 14, 2012, by and among ARCT III, Tiger Acquisition, LLC and the Registrant.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended, or the Securities Act, and based upon the book value of the aggregate number of ARCT III shares described in (1) above.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

JOINT PROXY STATEMENT/PROSPECTUS

To the Stockholders of American Realty Capital Properties, Inc. and the Stockholders of American Realty Capital Trust III, Inc.:

American Realty Capital Properties, Inc., which we refer to as ARCP, and American Realty Capital Trust III, Inc., which we refer to as ARCT III, have entered into an agreement and plan of merger dated as of December 14, 2012, as it may be amended from time to time, which we refer to as the merger agreement and which is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. Pursuant to the merger agreement, ARCT III will merge with and into a direct wholly owned subsidiary of ARCP, which we refer to as Merger Sub, at which time the separate existence of ARCT III will cease, and ARCP will be the parent company of Merger Sub and ARCT III’s subsidiaries. We refer to the foregoing transaction as the “merger.” In addition, pursuant to the merger agreement, American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of ARCT III, which we refer to as the ARCT III OP, will merge with and into ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP, which we refer to as the ARCP OP, with the ARCP OP being the surviving entity, which transaction we refer to as the partnership merger. Unless the context suggests otherwise, mergers refers to the merger of ARCT III and Merger Sub and the “partnership merger.” The obligations of ARCP and ARCT III to effect the mergers are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. If the merger is completed pursuant to the merger agreement, each ARCT III stockholder will receive, at the election of such stockholder, 0.95 of a share of common stock of ARCP or $12.00 in cash, but in no event will the cash consideration be paid with respect to more than 30% of the shares of ARCT III common stock issued and outstanding as of immediately prior to the consummation of the merger. In addition, in connection with the partnership merger, each outstanding unit of equity ownership of the ARCT III OP will be converted into the right to receive 0.95 of the same class of unit of equity ownership in the ARCP OP. The ARCP common stock is listed on the NASDAQ Capital Market, which we refer to as NASDAQ, under the symbol ARCP.

In connection with the proposed merger, ARCP and ARCT III will each hold a special meeting of their respective stockholders. At ARCP’s special meeting, ARCP stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement, and (ii) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. At ARCT III’s special meeting, ARCT III stockholders will be asked to vote on (i) a proposal to approve the merger and the other transactions contemplated by the merger agreement, and (ii) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

The record date for determining the stockholders entitled to receive notice of, and to vote at, the ARCP special meeting and the ARCT III special meeting is January 4, 2013. The merger cannot be completed unless (i) ARCP stockholders approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement by the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock, and (ii) ARCT III stockholders approve the merger and the other transactions contemplated by the merger agreement by the affirmative vote of at least a majority of the outstanding shares of ARCT III common stock entitled to vote.

ARCP’s board of directors, which we refer to as the ARCP Board, has unanimously (with Nicholas S. Schorsch and Edward M. Weil, Jr. abstaining) (i) determined that the merger agreement and the merger, including the issuance of ARCP common stock in connection with the merger, are advisable and in the best interests of ARCP and its stockholders, (ii) approved the merger agreement, the merger and the other transactions contemplated thereby, and (iii) approved the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. The ARCP Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

ARCT III’s board of directors, which we refer to as the ARCT III Board, has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT III and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated thereby. The ARCT III Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

This joint proxy statement/prospectus contains important information about ARCP, ARCT III, the mergers, the merger agreement and the special meetings. This document is also a prospectus for the shares of ARCP common stock that will be issued to ARCT III stockholders pursuant to the merger agreement.

We encourage you to read this joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 22.

Your vote is important.  Whether or not you plan to attend ARCP’s special meeting or ARCT III’s special meeting, as applicable, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or authorize your proxy by one of the other methods specified in this joint proxy statement/prospectus or the accompanying notices. Authorizing a proxy will ensure that your vote is counted at the applicable special meeting if you do not attend in person. If your shares of common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or you obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares. You may revoke your proxy at any time before it is voted. Please review this joint proxy statement/prospectus for more complete information regarding the merger and ARCP’s special meeting and ARCT III’s special meeting, as applicable.

Nicholas S. Schorsch Chief Executive Officer and Chairman American Realty Capital Properties, Inc.	Edward M. Weil, Jr. President, Chief Operating Officer, Treasurer and Secretary American Realty Capital Trust III, Inc.

Neither the Securities and Exchange Commission, which we refer to as the SEC, nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated            , 2013 and is first being mailed to ARCP and ARCT III stockholders on or about         , 2013.

American Realty Capital Properties, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON      , 2013

To the Stockholders of American Realty Capital Properties, Inc.:

A special meeting of the stockholders of American Realty Capital Properties, Inc., a Maryland corporation, which we refer to as ARCP, will be held at      , located at      , on      , 2013, commencing at      , local time, for the following purposes:

1.	to consider and vote on a proposal to approve the issuance of shares of ARCP common stock to the stockholders of American Realty Capital Trust III, Inc., a Maryland corporation, which we refer to as ARCT III, pursuant to the Agreement and Plan of Merger, dated as of December 14, 2012, as it may be amended from time to time, which we refer to as the merger agreement, by and among ARCP, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP, Tiger Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ARCP, ARCT III and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of ARCT III (a copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice); and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

We will not transact any other business at the special meeting. ARCP’s board of directors has fixed the close of business on January 4, 2013 as the record date for determination of ARCP stockholders entitled to receive notice of, and to vote at, ARCP’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of ARCP common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the ARCP special meeting.

Approval of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

ARCP’s board of directors has unanimously (with Nicholas S. Schorsch and Edward M. Weil, Jr. abstaining) (i) determined that the merger agreement and the merger, including the issuance of ARCP common stock in connection with the merger, are advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby; and (iii) approved the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. ARCP’s board of directors unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of ARCP common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of ARCP common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of ARCP common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and ARCP’s special meeting.

By Order of the Board of Directors of
American Realty Capital Properties, Inc.

New York, New York , 2013	Edward M. Weil, Jr. Secretary

American Realty Capital Trust III, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON       , 2013

To the Stockholders of American Realty Capital Trust III, Inc.:

A special meeting of the stockholders of American Realty Capital Trust III, Inc., a Maryland corporation, which we refer to as ARCT III, will be held at     , located at     , on     , 2013, commencing at      local time, for the following purposes;

1.	to consider and vote on a proposal to approve the merger of ARCT III with and into Tiger Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation, which we refer to as ARCP, pursuant to the Agreement and Plan of Merger, dated as of December 14, 2012, as it may be amended from time to time, which we refer to as the merger agreement, by and among ARCP, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP, Tiger Acquisition, LLC, ARCT III and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of ARCT III (a copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice), and the other transactions contemplated by the merger agreement; and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

We will not transact any other business at the special meeting. ARCT III’s board of directors has fixed the close of business on January 4, 2013 as the record date for determination of ARCT III stockholders entitled to receive notice of, and to vote at, ARCT III’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of ARCT III common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the ARCT III special meeting.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT III common stock entitled to vote on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement each requires the affirmative vote of a majority of the votes cast on such proposal.

ARCT III’s board of directors has unanimously (with Nicholas S. Schorsch and Edward M. Weil, Jr. abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT III and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated thereby. ARCT III’s board of directors unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is counted at the special meeting if you do not attend in person. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and ARCT III’s special meeting.

By Order of the Board of Directors of
American Realty Capital Trust III, Inc.

New York, New York , 2013	Edward M. Weil, Jr. Secretary

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about ARCP from other documents filed with the SEC that are not included or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 157.

Documents incorporated by reference are also available to ARCP stockholders without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from ARCP at the following addresses and telephone numbers.

American Realty Capital Properties, Inc.
Attention: Corporate Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.americanrealtycapitalproperties.com

You can also contact Innisfree M&A Incorporated, ARCP and ARCT III’s proxy solicitor, at the following address and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll Free (877) 800-5187
Banks and Brokers Call Collect (212) 750-5833

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than      , 2013.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by ARCP with the SEC, constitutes a prospectus of ARCP for purposes of the Securities Act of 1933, as amended, with respect to the shares of ARCP common stock to be issued to ARCT III stockholders in exchange for shares of ARCT III common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement for each of ARCP and ARCT III for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the special meeting of ARCP stockholders and a notice of meeting with respect to the special meeting of ARCT III stockholders.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated     . You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither our mailing of this document to ARCP stockholders or ARCT III stockholders nor the issuance by ARCP of shares of its common stock to ARCT III stockholders pursuant to the merger agreement will create any implication to the contrary.

We use certain defined terms throughout this prospectus that have the following meanings:

•	We use the term “net lease” throughout this prospectus. Under a net lease, the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. There are various forms of net leases, most typically classified as “triple net” or “double net.” Triple net leases typically require the tenant to pay all costs associated with a property, including real estate taxes, insurance, utilities and routine maintenance in addition to the base rent. Double net leases typically require the tenant to pay all the costs as triple net leases, but hold the landlord responsible for capital expenditures, including the repair or replacement of specific structural and/or bearing components of a property, such as the roof or structure of the building.

Accordingly, the owner receives the rent “net” of these expenses, rendering the cash flow associated with the lease predictable for the term of the lease. Under a net lease, the tenant generally agrees to lease the property for a significant term and agrees that it will have either no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. Substantially all of the leases of ARCP’s and ARCT III’s properties are net leases.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding ARCP has been provided by ARCP and information contained in this joint proxy statement/prospectus regarding ARCT III has been provided by ARCT III.

i

The following are some questions that ARCP stockholders and ARCT III stockholders may have regarding the proposals being considered at ARCP’s special meeting and ARCT III’s special meeting and brief answers to those questions. ARCP and ARCT III urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference because the information in this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this joint proxy statement/prospectus to ARCP are to American Realty Capital Properties, Inc., a Maryland corporation; all references to ARCT III are to American Realty Capital Trust III, Inc., a Maryland corporation; all references to Merger Sub or the surviving company are to Tiger Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ARCP; all references to the merger agreement are to the Agreement and Plan of Merger, dated as of December 14, 2012, by and among ARCP, Merger Sub, ARCT III, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP, which is referred to as the ARCP OP, and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of ARCT III, which is referred to as the ARCT III OP, as it may be amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference; and all references to the merger are to the merger of ARCT III with and into Merger Sub pursuant to the terms of the merger agreement. Pursuant to the merger agreement, the ARCT III OP will merge with and into the ARCP OP, with the ARCP OP being the surviving entity. The foregoing is referred to as the “partnership merger.” Unless context suggests otherwise, “mergers” refers to the merger of ARCT III and Merger Sub and the partnership merger.

Q:	What is the proposed transaction?
A:	ARCP and ARCT III have entered into a merger agreement pursuant to which ARCT III will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of ARCP. In addition, pursuant to the merger agreement, the ARCT III OP will merge with and into the ARCP OP, with the ARCP OP being the surviving entity. At the effective time of the merger, each issued and outstanding share of ARCT III common stock will be converted into the right to receive, at the election of the holder of such share of ARCT III common stock, 0.95 of a share of common stock of ARCP or $12.00 in cash, but in no event will the cash consideration be paid with respect to more than 30% of the shares of ARCT III common stock issued and outstanding as of immediately prior to the consummation of the merger, as described under “The Merger Agreement — Consideration to be Received in the Merger — Merger Consideration” beginning on page 121. ARCT III, as the sole general partner of the ARCT III OP, and ARCP, as the sole general partner of the ARCP OP, have each approved the merger agreement, the partnership merger and the other transactions contemplated by the merger agreement and declared that the merger agreement, the partnership merger and the other transactions contemplated by the merger agreement are advisable. Stockholders of ARCT III and ARCP are not being asked to separately vote on the partnership merger.
Q:	How will ARCP fund the cash portion of the merger consideration?
A:	ARCP intends to pay for cash elections by ARCT III stockholders using a combination of the following resources:
•	ARCT III’s and ARCP’s available cash on hand; and
•	$1.2 billion of financing, consisting of a $1.0 billion credit facility (under which ARCT III has obtained a commitment for $650.0 million, and which contains an “accordion” feature to allow ARCT III, subject to certain conditions, to increase the commitments thereunder by $350.0 million) and an additional credit facility in the amount of $200.0 million.
Q:	What fees will the ARCT III Advisor receive in connection with the merger?
A:	American Realty Capital Advisors III, LLC, which we refer to as the ARCT III Advisor, is a Delaware limited liability company wholly owned by AR Capital, LLC, a Delaware limited liability company, which we refer to as ARC, and serves as the advisor for ARCT III. Pursuant to the terms of the Second Amended and Restated Advisory Agreement, dated as of November 13, 2012, by and among ARCT III, the ARCT III Advisor and the ARCT III OP, which is referred to as the ARCT III Advisory Agreement, the ARCT III Advisor will be entitled to subordinated distributions of net sales proceeds from the ARCT III OP in an amount estimated to be equal to approximately $59.0 million, assuming an implied price of ARCT III common stock of $12.26 per share in the merger (which assumes that 70% of the merger consideration is ARCP common stock based on a per share price of $12.90 and 30% of the merger consideration is cash). Such subordinated distributions of net sales proceeds, which will be payable in the form of units of equity ownership of the ARCT III OP, which we refer to as ARCT III OP Units, that will automatically convert into units of equity ownership of the ARCP OP, which we refer to as ARCP OP Units, will be payable upon consummation of the partnership merger in accordance with the merger agreement. The parties have agreed that such ARCP OP Units will be subject to a minimum one-year holding period before being exchangeable into ARCP common stock. Pursuant to the ARCT III side letter (as defined below), the ARCT III Advisor has agreed to waive any disposition fees otherwise payable to the ARCT III Advisor under the ARCT III Advisory Agreement. Such disposition fees could have been as much as $48.0 million (assuming the maximum fee of 2.0% of the sales price of the properties permitted under ARCT III’s charter and provided for in the ARCT III Advisory Agreement was payable).
Q:	Why are ARCP and ARCT III proposing the merger?
A:	Among other reasons, the board of directors of ARCP, which we refer to as the ARCP Board, believes that the merger will enhance the credit quality of ARCP’s real estate portfolio, immediately increase ARCP’s funds from operations and further diversify ARCP’s real estate portfolio. Similarly, the board of directors of ARCT III, which we refer to as the ARCT III Board, believes that the merger will provide a premium over the current implied value of ARCT III’s common stock and permit ARCT III’s stockholders to benefit from a combined company of increased size and scale, with access to multiple forms of capital and a potential investment grade balance sheet, as well as a more diversified portfolio by geography, industry and tenant. The combined company will have a unique strategy that combines ARCP’s focus on entering into (or assuming) medium-term lease arrangements and ARCT III’s focus on entering into (or assuming) long-term lease arrangements. We are not aware of any other net lease company that acquires both medium-term and long-term leases. The combined portfolio will consist of well-diversified net lease properties with high credit quality tenants, long weighted average lease terms and growth potential. The combined company is expected to be the fifth largest listed net lease REIT, and will have significant capacity for growth through acquisitions, internal rent growth and re-leasing, as well as access to public capital markets to support further growth. Historically, larger REITs tend to trade at better multiples. Additionally, the combined company is expected to have a more efficient cost structure through the elimination of acquisition fees and financing fees, as well as reduced management fees. The combined company will be managed by an experienced management team that has assembled and managed the portfolios of both ARCP and ARCT III. To review the reasons of the boards of directors of ARCP and ARCT III for the merger in greater detail, see “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 66 and “The Merger — Recommendation of the ARCT III Board and Its Reasons for the Merger” beginning on page 70.
Q:	Why are the operating partnerships of ARCT III and ARCP merging?
A:	Both ARCP and ARCT III operate as Umbrella Partnership REITs, or UPREITs, which is a structure whereby a REIT owns a direct interest in a single operating partnership, and such operating partnership, in turn, owns the properties and may possibly own interests in other non-corporate entities that own properties. The ARCT III OP and the ARCP OP are operating partnerships of ARCT III and ARCP, respectively. ARCT III is the sole general partner of the ARCT III OP and owns the majority of the limited partner interests in the ARCT III OP, and ARCP is the sole general partner of the ARCP OP and owns the majority of the limited partner interests in the ARCP OP. ARCP is required to conduct all of its activities through the ARCP OP by the limited partnership agreement of the ARCP OP and the partnership merger satisfies this requirement. Furthermore, the merger simplifies and rationalizes the corporate structure of ARCP to be consistent with its intended operation as an UPREIT with substantially all of its activities conducted through a single operating partnership.

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Q:	Why am I receiving this joint proxy statement/prospectus?
A:	The ARCP Board and the ARCT III Board are using this joint proxy statement/prospectus to solicit proxies of ARCP and ARCT III stockholders in connection with the merger agreement and the merger. In addition, ARCP is using this joint proxy statement/prospectus as a prospectus for ARCT III stockholders because ARCP is offering shares of its common stock to be issued in exchange for shares of ARCT III common stock in the merger.

In order to complete the merger, ARCP stockholders must vote to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement, and ARCT III stockholders must vote to approve the merger and the other transactions contemplated by the merger agreement.

ARCP and ARCT III will hold separate special meetings of their respective stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the special meetings of the stockholders of ARCP and ARCT III, and you should read it carefully. The enclosed voting materials allow you to vote your shares of ARCP common stock and/or ARCT III common stock, as applicable, without attending the applicable special meeting.

We encourage you to authorize your proxy as promptly as possible.

Q:	Will ARCT III stockholders who receive common stock in the merger, who participated in ARCT III’s distribution reinvestment plan immediately prior to its suspension be able to continue to participate in such a plan?
A:	ARCT III has suspended its distribution reinvestment plan because of the merger. ARCP intends to implement a distribution reinvestment plan on or prior to the consummation of the merger. Each ARCT III stockholder electing to receive common stock in the merger who was a participant in ARCT III’s distribution reinvestment plan immediately prior to its suspension and who desires to take part in such distribution reinvestment plan of the surviving entity in the merger will automatically be enrolled in such plan upon its establishment. Each ARCT III stockholder electing to receive common stock in the merger who was a participant in ARCT III’s distribution reinvestment plan but who does not desire to take part in such distribution reinvestment plan of the surviving entity in the merger should contact ARCP’s investor relations department by calling (212) 415-6500. Each ARCT III stockholder electing to receive common stock in the merger who desires to take part in ARCP’s distribution reinvestment plan but is not a participant in ARCT III’s distribution reinvestment plan should follow the regular procedures applicable to participation in ARCP’s anticipated dividend reinvestment plan upon its establishment in order to enroll. Such stockholders should contact ARCP’s investor relations department by calling (212) 415-6500.
Q.	If an ARCT III stockholder elects to receive common stock of ARCP, what will be the ongoing rate of return on his or her original investment?
A:	Each ARCT III stockholder currently receives $0.66 of annual distributions per share, representing an annual rate of return of 6.60% on invested capital of $10.00 per share. Following the merger, ARCT III stockholders who elected to receive ARCP common stock in the merger will be entitled to receive ongoing distributions paid by ARCP to stockholders of ARCP. Based on ARCP’s current annualized distribution rate of $0.895 per share, each such ARCT III stockholder will receive $0.8502 in distributions on each 0.95 of a share of ARCP common stock received in exchange for each share of ARCT III common stock they own. ARCP’s annualized distribution rate is anticipated to increase to $0.90 per share in the first fiscal quarter of 2013. Based on such annualized distribution rate, each ARCT III stockholder will receive $0.86 in distributions on each 0.95 of a share of ARCP common stock received in exchange for each share of ARCT III common stock they own. This represents an annual rate of return of 8.60% on invested capital of $10.00 per share.

	Current	After the merger
	Invested Capital of $10.00	Invested Capital of $10.00
Rate of Return on Invested Capital	6.60%	8.60%

Future distributions by ARCP are not guaranteed, and there can be no assurance of any future returns that ARCT III stockholders might receive as stockholders of ARCP.

Q:	If I am an ARCT III stockholder, what are the procedures for making the election between shares of ARCP common stock and cash?
A:	A form of election, which will permit ARCT III stockholders to make an election between cash consideration and stock consideration, will be mailed to each holder of ARCT III common stock as of January 4, 2013 as well as stockholders who purchase shares of ARCT III common stock subsequent to such date and prior to the election deadline described below. Such form of election will allow each ARCT III stockholder to elect the number of shares of ARCT III common stock in respect of which each ARCT III stockholder elects to receive ARCP common stock and the number of shares of ARCT III common stock in respect of which each ARCT III stockholder elects to receive cash, subject to proration adjustment in accordance with the merger agreement. In order to make a proper election, each ARCT III stockholder must complete the form of election and return it to the exchange agent by the specified date and time deadline, which we refer to as the election deadline.
Q:	What if I want to change my election to receive common stock or cash?
A:	If you are a ARCT III stockholder and you vote for the merger, you may change your election to receive either shares of ARCP common stock or cash in the merger by delivering a written notice to the exchange agent at , prior to the election deadline, accompanied by a revised form of election.
Q:	What happens if I do not make a valid election in accordance with the election form?
A:	If you do not return a properly completed and signed election form by the election deadline set forth in the election form, your shares of ARCT III common stock will be considered “non-electing shares” and will be converted into the right to receive the stock consideration in accordance with the procedures specified in the merger agreement.
Q:	When and where is the special meeting of ARCP stockholders?
A:	ARCP’s special meeting will be held at , located at , on , commencing at , local time.
Q:	When and where is the special meeting of ARCT III stockholders?
A:	ARCT III’s special meeting will be held at , located at , on , commencing at , local time.
Q:	Who can vote at the special meetings?
A:	All ARCP stockholders of record as of the close of business on January 4, 2013, the record date for determining stockholders entitled to notice of and to vote at ARCP’s special meeting, are entitled to receive notice of and to vote at ARCP’s special meeting. As of the record date, there were 11,157,643 shares of ARCP common stock outstanding and entitled to vote at the ARCP special meeting, held by approximately 132 holders of record. Each share of ARCP common stock is entitled to one vote on each proposal presented at ARCP’s special meeting.

All ARCT III stockholders of record as of the close of business on January 4, 2013, the record date for determining stockholders entitled to notice of and to vote at ARCT III’s special meeting, are entitled to receive notice of and to vote at ARCT III’s special meeting except for those not entitled to vote on the merger pursuant to ARCT III’s charter. ARCT III’s charter provides that, with respect to shares of ARCT III common stock owned by the ARCT III Advisor, any director of ARCT III or any of their respective affiliates, neither the ARCT III Advisor, the directors of ARCT III nor their affiliates may vote on matters submitted to the ARCT III stockholders regarding any transaction between ARCT III and any of them. As of the record date, there were 177,345,419 shares of ARCT III common stock outstanding and entitled to vote at the ARCT III special meeting, held by approximately 38,021 holders of record. Each share of ARCT III common stock is entitled to one vote on each proposal presented at ARCT III’s special meeting.

Q:	What constitutes a quorum?
A:	ARCP’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum.

ARCT III’s charter and bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders.

Shares that are voted and shares abstaining from voting are treated as being present at each of the ARCP special meeting and the ARCT III special meeting, as applicable, for purposes of determining whether a quorum is present.

Q:	What vote is required to approve the proposals at ARCP’s special meeting and ARCT III’s special meeting?
A:	Approval of the proposal of ARCP to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on such proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal. Approval of the proposal of ARCP to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Approval of the proposal of ARCT III to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT III common stock entitled to vote on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Your vote is important. We encourage you to authorize your proxy as promptly as possible.

Q:	If my shares of ARCP common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of ARCP common stock for me? What happens if I do not vote for a proposal?
A:	Unless you instruct your broker or other nominee how to vote your shares of ARCP common stock held in street name, your shares will NOT be voted. This is referred to as a “broker non-vote.” If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card. You should also be aware that you may not vote shares of ARCP common stock held in street name by returning a proxy card directly to ARCP or by voting in person at ARCP’s special meetings unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

If you are an ARCP stockholder, abstentions will be counted in determining the presence of a quorum, but broker non-votes will not be counted in determining the presence of a quorum. Abstentions will have no effect on the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement or the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. Broker non-votes will also have no effect on such proposal as long as a quorum is present at the meeting.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed merger?
A:	It is expected that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and the completion of the merger is conditioned on the receipt by each of ARCT III and ARCP of an opinion from its outside counsel to the effect that the merger will qualify as a reorganization. If the merger qualifies as a reorganization, ARCT III stockholders generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of solely ARCP common stock in exchange for ARCT III common stock in connection with the merger, except with respect to cash received in lieu of fractional shares of ARCP common stock. ARCT III stockholders should generally recognize gain or loss if they exchange their shares of ARCT III common stock solely for cash in the merger. Generally, ARCT III stockholders will recognize gain, but not loss, if they exchange their shares of ARCT III common stock for a combination of ARCP common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger. ARCT III stockholders should read the discussion under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 99 of this joint proxy statement/prospectus and consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and non-U.S. tax laws.
Q:	Where will my shares of ARCP common stock be publicly traded?
A:	Shares of ARCP’s common stock are currently traded on The NASDAQ Capital Market, or NASDAQ, under the symbol “ARCP.” ARCP will apply to have the new shares of ARCP common stock also listed on the NASDAQ upon the consummation of the merger. We anticipate that upon the consummation of the merger, the shares of ARCP common stock issued in the merger will trade on the NASDAQ under the symbol “ARCP.”
Q:	Are ARCT III stockholders entitled to appraisal rights?
A:	No. ARCT III stockholders are not entitled to exercise the right of objecting stockholders under the Maryland General Corporation Law, which we refer to as the MGCL, to receive fair value of their shares because, as permitted by the MGCL, ARCT III’s charter provides that stockholders shall not be entitled to exercise any appraisal rights unless the ARCT III Board, upon the affirmative vote of a majority of the board, shall determine that such rights apply. The ARCT III Board has made no such determination.
Q:	How does the ARCP Board recommend that ARCP stockholders vote?
A:	The ARCP Board has unanimously (with Nicholas S. Schorsch and Edward M. Weil, Jr. abstaining) (i) determined that the merger agreement and the merger, including the issuance of ARCP common stock in connection with the merger, are advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby; and (iii) approved the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The ARCP Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. For a more complete description of the recommendation of ARCP Board, see “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 66.

Q:	How does the ARCT III Board recommend that ARCT III stockholders vote?
A:	The ARCT III Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT III and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The ARCT III Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a more complete description of the recommendation of the ARCT III Board, see “The Merger — Recommendation of the ARCT III Board and Its Reasons for the Merger” beginning on page 70.

Q:	Do any of ARCT III’s executive officers or directors have interests in the merger that may differ from those of ARCT III stockholders?
A:	Some of ARCT III’s directors and its executive officers have interests in the merger that are different from, or in addition to, their interests as ARCT III stockholders. The independent members of the ARCT III Board (the ARCT III Board excluding Messrs. Schorsch and Weil), which we refer to as the ARCT III independent directors, were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that ARCT III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a description of these interests, refer to the section entitled “The Merger — Interests of ARCT III’s Directors and Executive Officers in the Merger” beginning on page 91.
Q:	How will ARCP stockholders be affected by the merger and share issuance?
A:	After the consummation of the merger, each ARCP stockholder will continue to own the shares of ARCP common stock that the stockholder held immediately prior to the merger. As a result of the merger, each ARCP stockholder will own shares in a significantly larger company with more assets. However, because ARCP will be issuing new shares of ARCP common stock to ARCT III stockholders in the merger, each outstanding share of ARCP common stock immediately prior to the merger will represent a significantly smaller percentage of the aggregate number of shares of ARCP common stock outstanding after the consummation of the merger.
Q:	What do I need to do now?
A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed preaddressed postage-paid envelope or, if available, by authorizing your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of ARCP common stock or ARCT III common stock will be represented and voted at ARCP’s special meeting or ARCT III’s special meeting, as applicable.

Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you authorize a proxy will in no way limit your right to vote at ARCP’s special meeting or ARCT III’s special meeting if you later decide to attend the meeting in person. However, if your shares of ARCP common stock or ARCT III common stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at ARCP’s special meeting or ARCT III’s special meeting.

Q:	How will my proxy be voted?
A:	All shares of ARCP common stock entitled to vote and represented by properly completed proxies received prior to ARCP’s special meeting, and not revoked, will be voted at ARCP’s special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of ARCP common stock should be voted on a matter, the shares of ARCP common stock represented by your proxy will be voted as the ARCP Board (with Messrs. Schorsch and Weil abstaining) recommends and therefore FOR the approval of the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCP common stock will NOT be voted at the meeting and will be considered broker non-votes.

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All shares of ARCT III common stock entitled to vote and represented by properly completed proxies received prior to ARCT III’s special meeting, and not revoked, will be voted at ARCT III’s special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of ARCT III common stock should be voted on a matter, the shares of ARCT III common stock represented by your proxy will be voted as the ARCT III Board recommends and therefore FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCT III common stock will NOT be voted at the meeting and will be considered broker non-votes.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?
A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at ARCP’s special meeting or ARCT III’s special meeting, as applicable. If you are a holder of record, you can do this in any of the three following ways:
•	by sending a written notice to the Secretary of ARCP or the Secretary of ARCT III, as applicable, at the address set forth below, in time to be received before ARCP’s special meeting or ARCT III’s special meeting, as applicable, stating that you would like to revoke your proxy;
•	by completing, signing and dating another proxy card and returning it by mail in time to be received before ARCP’s special meeting or ARCT III’s special meeting, as applicable, or by authorizing a later dated proxy by the Internet or telephone in which case your later-authorized proxy will be recorded and your earlier proxy revoked; or
•	by attending the ARCP special meeting or the ARCT III special meeting, as applicable, and voting in person. Simply attending ARCP’s special meeting or ARCT III’s special meeting without voting will not revoke your proxy or change your vote.

If your shares of ARCP common stock or ARCT III common stock are held in an account at a broker or other nominee and you desire to change your vote or vote in person, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for ARCP’s special meeting or ARCT III’s special meeting?
A:	You may receive more than one set of voting materials for ARCP’s special meeting or ARCT III’s special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of ARCP common stock or ARCT III common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of ARCP common stock or ARCT III common stock. If you are a holder of record and your shares of ARCP common stock or ARCT III common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please authorize your proxy by telephone or over the Internet.
Q:	What happens if I am a stockholder of both ARCP and ARCT III?
A:	You will receive separate proxy cards for each company and must complete, sign and date each proxy card and return each proxy card in the appropriate preaddressed postage-paid envelope or, if available, by authorizing a proxy by one of the other methods specified in your proxy card or voting instruction card for each company.

Q:	Who can answer my questions?
A:	If you have any questions about the merger or how to authorize your proxy or need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are an ARCP stockholder:
American Realty Capital Properties, Inc.
Attention: Corporate Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.americanrealtycapitalproperties.com	If you are an ARCT III stockholder: American Realty Capital Trust III, Inc. Attention: Corporate Secretary 405 Park Avenue, 15th Floor New York, New York 10022 (212) 415-6500 www.arct-3.com

You can also contact the proxy solicitor hired by each of ARCP and ARCT III:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll Free (877) 800-5187
Banks and Brokers Call Collect (212) 750-5833

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated thereby, ARCP and ARCT III encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes. In addition, ARCP and ARCT III encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about ARCP and ARCT III that has been filed with the Securities and Exchange Commission, which we refer to as the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.”

The Companies

American Realty Capital Properties, Inc.

ARCP is a Maryland corporation incorporated in December 2010, that qualifies as a real estate investment trust, for U.S. federal income tax purposes, which we refer to as a REIT, commencing with its initial taxable year ended December 31, 2011. ARCP was formed to acquire and own single-tenant, freestanding commercial real estate primarily subject to medium-term net leases with high credit quality tenants. In July 2011, ARCP commenced an initial public offering on a “reasonable best efforts” basis, which closed on September 6, 2011. ARCP common stock began trading on NASDAQ under the symbol “ARCP” on September 7, 2011.

Substantially all of ARCP’s business is conducted through its operating partnership, the ARCP OP, of which ARCP is the sole general partner.

As of September 30, 2012, excluding one vacant property classified as held for sale, ARCP owned 124 properties consisting of 2.2 million square feet, 100% leased with a weighted average remaining lease term of 6.8 years. In constructing its portfolio, ARCP is committed to diversification (industry, tenant and geography). As of September 30, 2012, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 99% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). ARCP’s strategy encompasses receiving the majority of its revenue from investment grade tenants as ARCP further acquires properties and enters into (or assumes) medium-term lease arrangements.

In connection with the merger, ARCP will internalize certain property level management and leasing services and accounting activities, and in connection with such internalization, the ARCT III Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT III Advisor in connection with managing the property level business and operations and accounting functions of ARCT III and the ARCT III OP, as described under “Side Letters” below.

ARCP’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

Tiger Acquisition, LLC, which we refer to as Merger Sub, is a Delaware limited liability company and a direct wholly owned subsidiary of ARCP that was formed for the purpose of entering into the merger agreement.

American Realty Capital Trust III, Inc.

ARCT III is a Maryland corporation incorporated in October 2010 that qualifies as a REIT commencing with its initial taxable year ended December 31, 2011. ARCT III is a non-traded REIT. ARCT III was formed to acquire a diversified portfolio of commercial real estate, which consists primarily of freestanding single-tenant properties net leased to credit worthy tenants. In March 2011, ARCT III commenced an initial public offering on a “reasonable best efforts” basis to sell up to 150.0 million shares of common stock, excluding 25.0 million shares issuable pursuant to a distribution reinvestment plan, offered at a price of $10.00 per share, subject to certain volume and other discounts, which we refer to as the ARCT III IPO. In September 2011, ARCT III commenced real estate operations. The ARCT III IPO closed in September 2012.

As of September 30, 2012, ARCT III had 175.4 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to ARCT III’s distribution reinvestment plan.

Substantially all of ARCT III’s business is conducted through its operating partnership, the ARCT III OP, of which ARCT III is the sole general partner.

As of September 30, 2012, ARCT III owned 382 properties comprised of 7.9 million square feet, which were 100% leased with a weighted average remaining lease term of 12.7 years. In constructing the portfolio, ARCT III has been committed to diversification by industry, tenant and geography.

ARCT III’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

ARCT III and ARCP each were sponsored, directly or indirectly, by ARC. The ARCT III Advisor is a Delaware limited liability company wholly owned by ARC. ARC Properties Advisors, LLC, which we refer to as the ARCP Manager, is a Delaware limited liability company wholly owned by ARC and is ARCP’s external manager. ARC and its affiliates, including the ARCT III Advisor and ARCP Manager, provide investment, management and advisory services, as well as certain acquisition and debt capital services to ARCT III and ARCP, as applicable. ARCT III and ARCP pay management fees and certain other fees to, and reimburse certain expenses of, the ARCT III Advisor and ARCP Manager, respectively. Affiliates of ARC also provide similar services for American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT, Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., a development stage REIT, and American Realty Capital Trust IV, Inc. Certain of these ARC-sponsored REITs have investment strategies substantially similar to those of ARCT III, ARCP and the combined company.

The Combined Company

ARCT III’s and ARCP’s properties consist of primarily freestanding single-tenant commercial properties net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants that are diversified by tenant, industry and geography. Both ARCP’s and ARCT III’s portfolios of real estate investment properties (excluding one vacant property held by ARCP) were 100% leased as of September 30, 2012. ARCT III’s portfolio focuses on entering into (or assuming) long-term lease arrangements and targets assets at or below replacement cost, while ARCP focuses on entering into (or assuming) medium-term leases and purchasing properties with vintage in-place rents at valuations significantly below replacement cost. As of September 30, 2012, ARCT III owned 382 properties consisting of 7.9 million square feet, which were 100% leased with a weighted average remaining lease term of 12.7 years. As of September 30, 2012, rental revenues derived by ARCT III from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 80% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). As of September 30, 2012, excluding one vacant property classified as held for sale, ARCP owned 124 properties consisting of 2.2 million square feet, which were 100% leased with a weighted average remaining lease term of 6.8 years. As of September 30, 2012, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 99% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). The surviving entity in the merger will own a portfolio that uniquely combines ARCT III’s portfolio of properties with stable income from high credit quality tenants, with ARCP’s portfolio, which has substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

The Merger, the Partnership Merger and the Merger Agreement

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, ARCT III will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of ARCP, which we refer to as the merger. In addition, the merger agreement provides for the merger of the ARCT III OP with and into the ARCP OP with the ARCP OP being the surviving entity, which we refer to as the partnership merger. Unless the context suggests otherwise ,“merger” refers to the merger of ARCP and ARCT III and the partnership merger.

In the merger, each share of ARCT III common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of the holder of such share of ARCT III common stock, either (i) 0.95 of a share of ARCP common stock or (ii) $12.00 in cash, which we refer to as the merger consideration. However, in no event will the cash consideration be paid with respect to more than 30% of the shares of ARCT III common stock issued and outstanding as of immediately prior to the consummation of the merger. If the aggregate elections for payment in cash exceed 30% of the number of shares of ARCT III common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of cash consideration paid will be reduced on a pro rata basis with the remaining consideration paid in ARCP common stock. Cash will be paid in lieu of any fractional shares. In addition, in connection with the partnership merger, each outstanding unit of equity ownership of the ARCT III OP, which we refer to as ARCT III OP Units, will be converted into the right to receive 0.95 of the same class of unit of equity ownership in the ARCP Operating Partnership, which we refer to as ARCP OP Units. See “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 121.

Based on the closing price of ARCP common stock on January 4, 2013, and assuming 30% of the merger consideration is paid in cash and 70% of the merger consideration is paid in ARCP common stock, the aggregate value of the merger consideration to be received by ARCT III stockholders is expected to be approximately $2,300,676,077, based on the number of shares of outstanding ARCT III common stock on January 4, 2013. The market value of the merger consideration ultimately received by ARCT III stockholders will depend on the closing price of ARCP common stock on the day that the merger is consummated. See “Risk Factors — Risk Factors Relating to the Merger” beginning on page 22. Because the merger consideration is fixed and the market price of shares of ARCP common stock may fluctuate, ARCT III stockholders receiving shares of ARCP common stock cannot be sure of the value of the merger consideration they will receive.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. ARCP and ARCT III encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the merger.

Election Procedures

A holder of ARCT III common stock may indicate such holders’s election between receiving shares of ARCP common stock and cash by indicating such election on the form of election, which will be mailed to each holder of ARCT III common stock as of January 4, 2013 as well as stockholders who purchase shares of ARCT III common stock subsequent to such date and prior to the election deadline described below. Such form of election will allow an ARCT III stockholder to elect the number of shares of ARCT III common stock in respect of which such ARCT III stockholder elects to receive ARCP common stock and the number of shares of ARCT III common stock in respect of which such ARCT III stockholder elects to receive cash, subject to proration adjustment in accordance with the merger agreement. In order to make a proper election, an ARCT III stockholder must complete the form of election and return it, along with any additional documents specified in the form of election, to the exchange agent by the election deadline.

Side Letters

Concurrently with the execution of the merger agreement on December 14, 2012, ARCP entered into a side letter agreement, which we refer to as the ARCP side letter, with ARCT III, ARC, and the ARCP Manager. In the ARCP side letter, the parties agreed to the following revisions to the Acquisition and Capital Services Agreement, dated as of September 6, 2011, by and between ARCP and ARC, which we refer to as the Acquisition and Capital Services Agreement, and the Management Agreement, dated as of September 6, 2011, by and between ARCP and the ARCP Manager, which we refer to as the Management Agreement, as applicable:

•	ARCP and ARC agreed that, with no further action necessary by any party, the Acquisition and Capital Services Agreement shall automatically terminate and be of no further force or effect upon the later of: (a) the consummation of the merger and (b) (i) the cessation of all the potential property acquisitions listed in the ARCP Side Letter, collectively referred to as the Pipeline Properties, as potential property acquisitions of ARCP (regardless of the form in which such cessation occurs, including, without limitation, a purchase of one or more Pipeline Properties by ARCP or a third party, the definitive determination by the ARCP Manager or ARCP not to pursue the acquisition of one or more Pipeline Properties and/or the casualty or condemnation of one or more Pipeline Properties) and (ii) the financing of all the Pipeline Properties; provided, however, that, if the consummation of the merger occurs prior to the cessation of all the Pipeline Properties as potential property acquisitions of ARCP and the financing thereof, the “Acquisition Fee” and “Financing Fee” (each as defined in the Acquisition and Capital Services Agreement) shall be payable with respect to the Pipeline Properties only; provided, further, however, that the indemnification provisions of the Acquisition and Capital Services Agreement shall survive indefinitely.
•	The ARCP Manager agreed to enter into an amended and restated Management Agreement with ARCP concurrently with the consummation of the merger which, among other things, reduces the asset management fee payable to the ARCP Manager with respect to the excess of the unadjusted book value of the aggregate assets held ARCT III over $3.0 billion from 0.50% per annum to 0.40% per annum.

Concurrently with the execution of the merger agreement on December 14, 2012, ARCT III entered into a side letter agreement, which we refer to as the ARCT III side letter, with the ARCT III OP, the ARCT III Advisor, the ARCT III Special Limited Partner, the ARCT III Property Manager and ARCP. In the ARCT III side letter, the parties agreed or acknowledged, as applicable, the following with respect to the Second Amended and Restated Advisory Agreement, the Amended and Restated Agreement of Limited Partnership of the ARCT III OP, dated as of November 13, 2012, as amended from time to time, by and among ARCT III, the ARCT III Advisor, the ARCT III Special Limited Partner and other limited partners party thereto, which we refer to as the ARCT III OP Agreement, and the Property Management and Leasing Agreement, dated as of March 31, 2011, by and among ARCT III, the ARCT III OP and the ARCT III Property Manager, which we refer to as the Property Management and Leasing Agreement:

•	The ARCT III Advisor agreed to waive its right to receive disposition fees in connection with the merger.
•	ARCT III, the ARCT III OP and the Special Limited Partner acknowledged and agreed that the merger constitutes an “Investment Liquidity Event” (as defined in the ARCT III OP Agreement), upon which the ARCT III Special Limited Partner’s right to receive certain subordinated distributions of net sales proceeds is accelerated and the Special Limited Partner elected to contribute its SLP Interest to the ARCT III OP in exchange for ARCT III OP Units.
•	ARCT III, the ARCT III OP and the ARCT III Advisor acknowledged and agreed that, provided certain hurdles are met at or prior to the closing date of the merger, which is expected, at such time no ARCT III Class B Units will continue to be subject to forfeiture. Pursuant to the ARCT III OP Agreement, ARCT III Class B Units no longer subject to forfeiture are convertible automatically into ARCT III OP Units at such time as the ARCT III Advisor’s capital account with respect to a ARCT III Class B Unit is equal to the average capital account balance attributable to an outstanding ARCT III OP Unit (as determined on a unit-by-unit basis). The ARCT III Advisor elected, and ARCT III and the ARCT III OP acknowledged and agreed to allow the ARCT III Advisor, to take such action as is allowed under the ARCT III OP Agreement to cause an adjustment to the ARCT III Advisor’s capital account with respect to its Class B Units and allow it to convert the maximum number of ARCT III Class B Units into ARCT III OP Units in connection with the consummation of the merger.
•	Upon consummation of the merger, each outstanding ARCT III OP Unit will be converted automatically into 0.95 of an ARCP OP Unit as set forth in the merger agreement and any unconverted ARCT III Class B Units will be converted automatically into Class B Units in the ARCP OP. Each of the Special Limited Partner and the ARCT III Advisor has agreed that such ARCP OP Units are subject to a minimum one-year holding period prior to being exchangeable into ARCP common stock.
•	The ARCT III OP and the ARCT III Advisor agreed that the Second Amended and Restated Advisory Agreement will be extended for a 60 day period following the closing date of the merger.
•	ARCT III, the ARCT III OP and the ARCT III Property Manager agreed that the Property Management and Leasing Agreement will be extended for a 60 day period following the closing date of the merger.

The preceding summary of the side letters is subject to, and qualified in its entirety by reference to, the full text of each of the side letters.

Recommendation of the ARCP Board

The ARCP Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement and the merger, including the issuance of ARCP common stock in connection with the merger, are advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby; and (iii) approved the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The ARCP Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

Recommendation of the ARCT III Board

The ARCT III Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT III and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The ARCT III Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Summary of Risk Factors Related to the Merger

You should consider carefully all the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the merger and the related transactions are described under the caption “Risk Factors — Risks Relating to the Merger” beginning on page 22.

•	The exchange ratio is fixed and will not be adjusted in the event of any change in either ARCP’s or ARCT III’s stock price.
•	The merger and related transactions are subject to approval by stockholders of both ARCP and ARCT III.

•	ARCP and ARCT III stockholders will be diluted by the merger. Following the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement, assuming 70% of the merger consideration is paid in the form of shares of ARCP common stock, ARCP stockholders and the former ARCT III stockholders are expected to hold approximately 9% and 91%, respectively, of the combined company’s common stock outstanding immediately after the merger.
•	If the merger does not occur, one of the companies may incur payment obligations to the other.
•	Failure to complete the merger could negatively impact the stock price of ARCP and the future business and financial results of both ARCP and ARCT III.
•	The pendency of the merger could adversely affect the business and operations of ARCP and ARCT III.
•	Some of the directors and executive officers of ARCT III have interests in seeing the merger completed that are different from, or in addition to, those of the other ARCT III stockholders.
•	Some of the directors and executive officers of ARCP have interests in seeing the merger completed that are different from, or in addition to, those of the other ARCP stockholders.
•	The merger agreement contains provisions that grant the ARCT III Board a general ability to terminate the merger agreement based on the exercise of the directors’ duties.
•	If the merger is not consummated by May 31, 2013 (unless extended by either party), either ARCP or ARCT III may terminate the merger agreement.

Stockholders Entitled to Vote; Vote Required

ARCP

ARCP stockholders who owned shares of ARCP common stock at the close of business on January 4, 2013, which is referred to as ARCP’s record date, are entitled to notice of, and to vote at, ARCP’s special meeting. On ARCP’s record date, there were 11,157,643 shares of ARCP common stock outstanding and entitled to vote at ARCP’s special meeting, held by approximately 132 holders of record. Each share of ARCP common stock is entitled to one vote on each proposal to be voted on at ARCP’s special meeting.

At ARCP’s special meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum. Abstentions will be counted in determining whether a quorum is present at ARCP’s special meeting.

Approval of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on the proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

See page 50 for a description of the effect of abstentions and broker non-votes with respect to the above proposals.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible. If you do not indicate how your shares of ARCP common stock should be voted on a matter, the shares of ARCP common stock represented by your properly executed proxy will be voted as the ARCP Board (with Messrs. Schorsch and Weil abstaining) recommends and therefore FOR the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCP common stock will NOT be voted at the meeting and will be considered broker non-votes.

ARCT III

ARCT III stockholders who owned shares of ARCT III common stock at the close of business on January 4, 2013, which is referred to as ARCT III’s record date, are entitled to notice of, and to vote at, ARCT III’s special meeting except for those not entitled to vote on the merger pursuant to ARCT III’s charter. On ARCT III’s record date, there were 177,345,419 shares of ARCT III common stock outstanding and entitled to vote at ARCT III’s special meeting, held by approximately 38,021 holders of record. Each share of ARCT III common stock is entitled to one vote on each proposal to be voted on at ARCT III’s special meeting.

At ARCT III’s special meeting, the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting shall constitute a quorum. Abstentions will be counted in determining whether a quorum is present at ARCT III’s special meeting.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT III common stock entitled to vote on such proposal. The approval of the proposal to adjourn ARCT III’s special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

See page 55 for a description of the effect of abstentions with respect to the above proposals.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible. If you do not indicate how your shares of ARCT III common stock should be voted on a matter, the shares of ARCT III common stock represented by your properly executed proxy will be voted as the ARCT III Board (with Messrs. Schorsch and Weil abstaining) recommends and therefore FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCT III common stock will NOT be voted at the meeting and will be considered broker non-votes.

Opinion of ARCP’s Financial Advisor

In connection with the transaction, ARCP’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as BofA Merrill Lynch, delivered a written opinion, dated December 14, 2012, to the ARCP Board as to the fairness, from a financial point of view and as of such date, to ARCP of the consideration to be paid by ARCP in the merger. The full text of BofA Merrill Lynch’s written opinion is attached as Annex D to this joint proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by BofA Merrill Lynch in rendering its opinion. BofA Merrill Lynch delivered its opinion to the ARCP Board for the benefit and use of the ARCP Board (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view to ARCP. BofA Merrill Lynch’s opinion did not address any other aspect of the transaction and no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to ARCP or in which ARCP might engage or as to the underlying business decision of ARCP to proceed with or effect the transaction. BofA Merrill Lynch also expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the transaction or any related matter.

See “The Merger — Opinion of ARCP’s Financial Advisor” beginning on page 74.

Opinion of ARCT III’s Financial Advisor

On December 14, 2012, at a meeting of the ARCT III Board held to evaluate the mergers and related transactions, UBS Securities LLC, which we refer to as UBS, delivered to the ARCT III Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated December 14, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the merger consideration to be received in the merger by holders of ARCT III common stock (other than ARCP and its affiliates) was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex E and is incorporated into this joint proxy statement/prospectus by reference. Holders of ARCT III common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the ARCT III Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration to be received in the merger by holders of ARCT III common stock from a financial point of view and does not address any other aspect of the mergers. The opinion does not address the relative merits of the mergers as compared to other business strategies or transactions that might be available with respect to ARCT III or ARCT III’s underlying business decision to effect the mergers or any related transaction. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any related transaction, including which, if any, election a shareholder should make with respect to the merger consideration.

See “The Merger — Opinion of ARCT III’s Financial Advisor” beginning on page 83.

Treatment of ARCT III Stock Options and Restricted Stock

Treatment of Stock Options.  ARCT III and the ARCT III OP will take all actions required to cancel (effective prior to the effective time) each outstanding option to purchase ARCT III common stock, which we refer to as an ARCT III Stock Option, that is outstanding and unexercised at the effective time of the merger in accordance with ARCT III’s 2011 Non-Employee Director Stock Option Plan, which we refer to as the ARCT III Stock Option Plan, including by providing timely notice of cancellation to each holder of an ARCT III Stock Option. Any holder of an ARCT III Stock Option will, upon receipt of a cancellation notice, have the right to exercise his ARCT III Stock Option in accordance with the ARCT III Stock Option Plan, and if any such holder exercises his ARCT III Stock Option to acquire shares of ARCT III common stock, he will be entitled to receive the merger consideration payable with respect to the shares of ARCT III common stock. Any ARCT III Stock Option that is outstanding and is not exercised prior to the effective time will be forfeited.

Treatment of Restricted Stock.  Pursuant to, and as further described in the merger agreement, each share of ARCT III restricted stock outstanding as of immediately prior to the effective time of the merger will become fully vested and will convert into the right to receive the merger consideration.

See “The Merger Agreement — Consideration to Be Received in the Merger — Treatment of ARCT III Stock Options and Restricted Stock” beginning on page 122.

Directors and Management of ARCP After the Merger

On December 14, 2012, the ARCP Board approved, effective upon the consummation of the merger, the expansion of the size of the ARCP Board in accordance with ARCP’s bylaws to up to seven directors from five directors, a majority of which will continue to be independent directors, and to reconstitute the ARCP Board such that, following the merger, the ARCP Board will be comprised of two of ARCP’s current independent directors, two of ARCT III’s current independent directors and up to three ARC-affiliated directors.

Share Ownership of Directors and Executive Officers of ARCP

At the close of business on January 4, 2013, the directors and executive officers of ARCP and their affiliates held and were entitled to vote 1,898,522 shares of ARCP common stock (including shares held by ARC), collectively representing approximately 17% of the shares of ARCP common stock outstanding and entitled to vote on that date. The directors and executive officers of ARCP have each indicated that they expect to vote FOR the proposal to approve the issuance of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

Share Ownership of Directors and Executive Officers of ARCT III

At the close of business on January 4, 2013, the directors and executive officers of ARCT III and their affiliates held 41,064 shares of ARCT III common stock, collectively representing approximately 0.02% of the shares of ARCT III common stock outstanding and entitled to vote on that date. On January 4, 2013, ARCT III’s record date, there were 177,345,419 shares of ARCT III common stock outstanding and entitled to vote at ARCT III’s special meeting, held by approximately 38,021 holders of record.

Interests of ARCP’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCP Board (with Messrs. Schorsch and Weil abstaining) to approve the merger and the other transactions contemplated by the merger agreement, ARCP stockholders should be aware that ARCP’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of ARCP stockholders generally. These interests include those discussed below.

On December 14, 2012, ARCP, in its capacity as the general partner of the ARCP OP, entered into an asset purchase and sale agreement, which we refer to as the Asset Purchase Agreement, with the ARCT III Advisor. Pursuant to the Asset Purchase Agreement, concurrently with the consummation of the merger and in connection with the internalization by ARCP of certain property level management and accounting activities, the ARCT III Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT III Advisor in connection with managing the property level business and operations and accounting functions of ARCT III and the ARCT III OP, at the cost of such assets, for an aggregate purchase price of $5.8 million, which includes the reimbursement of certain costs and expenses incurred by the ARCT III Advisor. See “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger — Asset Purchase and Sale Agreement” on page 90.

Interests of ARCT III’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCT III Board (with Messrs. Schorsch and Weil abstaining) to approve the merger and the other transactions contemplated by the merger agreement, ARCT III stockholders should be aware that ARCT III’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of ARCT III stockholders generally. These interests include those discussed below.

In connection with the merger, on December 14, 2012, ARCT III entered into a letter agreement, which we refer to as the letter agreement, with Realty Capital Securities, LLC, which we refer to as RC Securities, and ARC Advisory Services, LLC, which we refer to as ARC Advisory Services, to act as non-exclusive financial advisor and information agent, respectively, to ARCT III in connection with the merger and the related proxy solicitation seeking approval of the merger by ARCT III’s stockholders and to pay an aggregate amount of $640,000 in consideration for the services provided under the letter agreement and such fee will be payable upon the consummation of the merger; provided that if the merger is not consummated, ARCT III will be responsible for the payment of such fee. See “The Merger — Interests of ARCT III’s Directors and Executive Officers in the Merger — Asset Purchase and Sale Agreement” on page 91.

In connection with the merger, on December 14, 2012, ARCT III and the ARCT III OP entered into a certain legal services reimbursement agreement, which we refer to as the legal services reimbursement agreement, with ARC Advisory Services, pursuant to which ARCT III, on its own behalf and, as general partner of the ARCT III OP, on behalf of the ARCT III OP, reaffirmed the retention of ARC Advisory Services for the performance of legal support services in connection with the merger agreement rendered prior to the date of the legal services reimbursement agreement. ARCT III and the ARCT III OP will pay to ARC Advisory Services an aggregate amount of $500,000 in consideration for the services provided under the legal services reimbursement agreement. See “The Merger — Interests of ARCT III’s Directors and Executive Officers in the Merger — Legal Services Reimbursement Agreement” on page 92.

In connection with the merger, on December 14, 2012, ARCT III and the ARCT III OP entered into a certain transition services agreement, which we refer to as the transition services agreement, with ARC Advisory Services, pursuant to which ARC Advisory Services and ARCT III, on its own behalf and, as general partner of the ARCT III OP, on behalf of the ARCT III OP, memorialized ARC Advisory Services’ obligation to perform the following services, which it has historically performed for, and for which it has historically been compensated by, ARCT III and the ARCT III OP: legal support related to the merger and ongoing legal support, accounting support, marketing support, acquisition support, investor relations support, public relations support, event coordination, human resources and administration, general human resources duties, payroll services, benefits services, insurance and risk management, information technology services, telecom and internet services and services relating to office supplies. The transition services agreement does not govern any legal support services rendered in connection with the merger agreement and its related transactions prior to the date of the signing of the merger agreement, which will be governed by the legal services reimbursement agreement. ARCT III and the ARCT III OP will pay to ARC Advisory Services an aggregate fee of $2.0 million in connection with providing the services contemplated by the transition services agreement. See “The Merger — Interests of ARCT III’s Directors and Executive Officers in the Merger — Transition Services Agreement” on page 91.

RC Securities and ARC Advisory Services are each wholly owned by ARC and its affiliates. Payments under the letter agreement, the legal services reimbursement agreement and the transition services agreement represent gross income to the applicable affiliate of ARC and its affiliates, not net income distributable to the equity holders of such affiliate of ARC and its affiliates.

Interest of the ARCT III Advisor in the Merger

As described under “Questions and Answers – What fees will the ARCT III Advisor receive in connection with the merger?,” the ARCT III Advisor will not receive any fees in cash in connection with the merger but will receive subordinated distributions of net sales proceeds from the ARCT III OP in an amount estimated to be equal to approximately $59.0 million, assuming an implied price of ARCT III common stock of $12.26 per share in the merger (which assumes that 70% of the merger consideration is ARCP common stock based on a per share price of $12.90, the closing price of ARCP common stock on the last trading day before public announcement of the merger, and 30% of the merger consideration is cash). Such subordinated distributions of net sales proceeds, is to be finalized based on the closing price of ARCP common stock on the day immediately prior to the closing of the merger, payable in ARCT III OP Units that will automatically convert into ARCP OP Units, upon consummation of the partnership merger in accordance with the merger agreement. The parties have agreed that such ARCP OP Units will be subject to a minimum one-year holding period before being exchangeable into ARCP common stock. Pursuant to the ARCT III side letter, the ARCT III Advisor has agreed to waive any disposition fees otherwise payable to the ARCT III Advisor under the ARCT III Advisory Agreement. Such disposition fees could have been as much as $48.0 million (assuming the maximum fee of 2.0% of the sales price of the properties permitted under ARCT III’s charter and provided for in the ARCT III Advisory Agreement was payable).

Pursuant to the ARCT III OP Agreement, the ARCT III Advisor is entitled to a subordinated participation in the form of Class B Units in the ARCT III OP, which we refer to as ARCT III Class B Units, in connection with its asset management services. Subject to the approval of the ARCT III Board, within 30 days of the end of each calendar quarter, ARCT III pays an asset management subordinated participation by issuing to the ARCT III Advisor a number of ARCT III Class B Units equal to (i) the excess of (A) the product of the “cost of assets” as defined in the ARCT III OP Agreement multiplied by 0.1875% over (B) the amount of the “oversight fee” as defined in the ARCT III Property Management Agreement for such quarter, divided by (ii) the value of one share of ARCT III common stock. The ARCT III Advisor will continue to be entitled to such ARCT III Class B Units prior to the consummation of the merger.

See “The Merger — Recommendation of the ARCT III Board and Its Reasons for the Merger” and “The Merger — Interests of ARCT III’s Directors and Executive Officers in the Merger.”

Potential Conflicts

In addition to the conflicts discussed elsewhere in this joint proxy statement/prospectus, ARC and its affiliates, as the sponsor, directly or indirectly, of both ARCT III and ARCP, have certain conflicts in connection with the merger. Such conflicts include the following:

•	Pursuant to the ARCT III Side Letter, the ARCT III Advisory Agreement and the ARCT III Property Management Agreement will be extended for a 60 day period following the closing date of the merger. During such time, each of the ARCT III Advisor and the ARCT III Property Manager will continue to receive certain fees pursuant to such agreements. See “Side Letters” beginning on page 141.
•	All of ARCT III’s officers are officers of ARCP. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement and the merger was unanimously approved by the ARCT III independent directors. The ARCP Board following the merger will consist of directors who serve on the board of directors of certain other REITs sponsored by ARC, including American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., a development stage REIT, and American Realty Capital Trust IV, Inc.
•	ARC has also sponsored American Realty Capital Trust, Inc., a Maryland corporation, which we refer to as ARCT. ARCT operated as a non-traded REIT through February 29, 2012, and effective as of March 1, 2012, internalized the management services previously provided by its advisor and concurrently listed its common stock on The NASDAQ Global Select Market under the symbol “ARCT.” On September 6, 2012, ARCT entered into an Agreement and Plan of Merger with Realty Income Corporation, a Maryland corporation, and its subsidiary. Such merger has been approved by both companies’ boards of directors but is subject to stockholder approval. The merger with Realty Income Corporation is expected to close in the first quarter of 2013. Nicholas S. Schorsch is the executive chairman of the board of directors of ARCT. ARCT may compete with the combined company for investment, tenant and financing opportunities, both prior to and after the merger with Realty Income Corporation.
•	On December 11, 2012, the compensation committee of the ARCP Board, which we refer to as the ARCP compensation committee, approved the general terms of a form of Multi-Year Outperformance Plan Agreement, which we refer to as the OPP, to be entered into with the ARCP Manager. The ARCP compensation committee must approve the final terms of the OPP, including the commencement date of the performance period (which date we refer to as the commencement date), prior to ARCP’s entry into the OPP. Under the OPP, the ARCP Manager will be eligible to earn performance-based bonus awards up to a maximum award opportunity that is anticipated to be 5% of ARCP’s anticipated market capitalization on the commencement date, which amount will be approximately $87.5 million if the commencement date is the closing date of the merger.
•	Pursuant to the ARCP Side Letter, the ARCP Manager agreed to enter into an amended and restated Management Agreement with ARCP concurrently with the consummation of the merger, which would, among other things, remove the waiver of management fees by the ARCP Manager equal to the excess of distributions declared in respect of ARCP OP Units over ARCP’s AFFO.
•	After the merger, ARC and its affiliates will continue to manage American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT, Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., a development stage REIT, and American Realty

Capital Trust IV, Inc. Certain of these ARC-sponsored REITs have investment objectives substantially similar to those of the combined company and will receive fees for those services. Those entities may compete with the combined company for investment, tenant and financing opportunities.
•	Proskauer Rose LLP has acted as legal counsel to each of ARCT III and ARCP since inception and also represents the ARCT III Advisor and the ARCP Manager, as well as ARC, the ARC-sponsored REITs and their respective affiliates.

Listing of Shares of ARCP Common Stock

Approval of the listing on the NASDAQ of the shares of ARCP common stock to be issued to ARCT III stockholders pursuant to the merger agreement, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger. ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock to be issued to ARCT III stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of ARCT III common stock will be deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

No Stockholder Appraisal Rights in the Merger

Neither ARCP stockholders nor ARCT III stockholders are entitled to exercise appraisal rights in connection with the merger. See “No Appraisal Rights” beginning on page 142.

Conditions to Completion of the Merger

A number of conditions must be satisfied or waived, where legally permissible, before the merger can be consummated. These include, among others:

•	the approval by ARCP’s stockholders of the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement;
•	the approval by ARCT III’s stockholders of the merger and the other transactions contemplated by the merger agreement;
•	the absence of injunction or law prohibiting the merger;
•	the effectiveness of the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part;
•	the approval for listing on the NASDAQ of the shares of ARCP common stock to be issued to ARCT III stockholders pursuant to the merger agreement, subject to official notice of issuance;
•	the amendment to the Management Agreement as contemplated by the merger agreement;
•	the accuracy of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards);
•	the absence of any material adverse effect being experienced by any party;
•	the receipt of a legal opinion from ARCP’s and ARCT III’s respective legal counsel regarding such party’s qualification as a REIT;
•	the receipt by ARCP and ARCT III, respectively, of an opinion from such party’s legal counsel to the effect that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code; and
•	the receipt by ARCP of an affidavit of non-foreign status from ARCT III that complies with the Treasury Regulations under Section 1445 of the Code and the use of commercially reasonable efforts by the ARCT III OP and the ARCP OP to obtain similar affidavits from each of their partners.

Neither ARCP nor ARCT III can give any assurance as to when or if all of the conditions to the consummation of the merger will be satisfied or waived or that the merger will occur.

For more information regarding the conditions to the consummation of the merger and a complete list of such conditions, see “The Merger Agreement — Conditions to Completion of the Mergers” beginning on page 125.

Regulatory Approvals Required for the Merger

The merger may be subject to the regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities. Nevertheless, neither ARCP nor ARCT III is aware of any regulatory approvals that are expected to prevent the consummation of the merger. See “The Merger — Regulatory Approvals Required for the Merger” beginning on page 97.

No Solicitation and Change in Recommendation

Under the merger agreement, each of ARCT III and the ARCT III OP has agreed not to, and to cause their respective subsidiaries not to (and not authorize and use reasonable best efforts to cause its officers, directors, managers and other representatives not to), directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a competing acquisition proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any competing acquisition proposal or inquiry, (iii) approve or recommend a competing acquisition proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or any other similar agreement providing for or relating to a competing acquisition proposal, or (iv) propose or agree to do any of the foregoing.

However, prior to the approval of the merger and the other transactions contemplated by the merger agreement by ARCT III stockholders, ARCT III and the ARCT III OP may, under certain specified circumstances, engage in discussions or negotiations with and provide non-public information regarding themselves to a third party making an unsolicited, bona fide written competing acquisition proposal. Under the merger agreement, ARCT III and the ARCT III OP are required to notify ARCP promptly if they receive any competing acquisition proposal or inquiry or any request for non-public information in connection with a competing acquisition proposal.

Before the approval of the merger and the other transactions contemplated by the merger agreement by ARCT III stockholders, the ARCT III Board may, under certain specified circumstances, withdraw its recommendation of the merger if the ARCT III Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law.

The ARCP Board is subject to corresponding limitations as the ARCT III Board on its ability to change its recommendation as described for ARCT III above, except that the ARCP Board may only be entitled to effect an adverse recommendation change in response to a superior proposal with respect to ARCP, the ARCP OP or any of their respective subsidiaries and not for any other reason. For more information regarding the limitations on ARCT III, ARCP and their respective boards of directors to consider other proposals, see “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132.

Termination of the Merger Agreement

ARCP and ARCT III may mutually agree to terminate the merger agreement before completing the merger, even after approval of the ARCP stockholders or approval of ARCT III stockholders.

In addition, either ARCP or ARCT III (so long as it is not at fault) may decide to terminate the merger agreement if:

•	the merger is not consummated by May 31, 2013, provided that either party can extend this date by a period of no more than sixty (60) days;
•	there is a final, non-appealable order or injunction prohibiting the merger;

•	ARCT III stockholders fail to approve the merger and the other transactions contemplated by the merger agreement; or
•	ARCP stockholders fail to approve the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger.

ARCT III may also decide to terminate the merger agreement if.

•	ARCP, the ARCP OP or Merger Sub materially breaches the merger agreement and does not cure such breach within a specified period;
•	ARCT III or the ARCT III OP enters into an alternative acquisition agreement with respect to a superior proposal, provided that ARCT III concurrently pays the expense reimbursement; or
•	(i) the ARCP Board has made an adverse recommendation change, (ii) ARCP, the ARCP OP or Merger Sub materially breaches its obligations under the provisions of the merger agreement regarding (a) the preparation of the Form S-4 and the joint proxy statement/prospectus and the holding of ARCP’s stockholder meeting or (b) no solicitation of transactions by ARCP, or (iii) ARCP, the ARCP OP or Merger Sub enters into an definitive agreement with respect to an acquisition proposal.

ARCP has reciprocal termination rights as ARCT III as described above.

For more information regarding the rights of ARCP and ARCT III to terminate the merger agreement, see “The Merger Agreement — Termination of the Merger Agreement” beginning on page 137.

Expenses

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, each of ARCT III and ARCP may be obligated to pay the other party reasonable documented out-of-pocket expenses actually incurred up to a maximum of $10,000,000 in expense reimbursement in certain circumstances.

For more information regarding the expense reimbursement, see “The Merger Agreement — Termination of the Merger Agreement — Expense Reimbursement” beginning on page 139.

Material U.S. Federal Income Tax Consequences of the Merger

It is expected that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the completion of the merger that ARCP and ARCT III receive written opinions from their respective counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as such a reorganization, U.S. holders of ARCT III common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their ARCT III common stock for solely ARCP common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of ARCP common stock. ARCT III stockholders should generally recognize gain or loss if they exchange their shares of ARCT III common stock solely for cash in the merger. Generally, ARCT III stockholders will recognize gain, but not loss, if they exchange their shares of ARCT III common stock for a combination of ARCP common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger.

For further discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 99.

Holders of ARCT III common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the merger.

Accounting Treatment of the Merger

ARCT III and ARCP are considered to be entities under common control. Both entities’ advisors are wholly owned subsidiary of the entities’ sponsor, AR Capital, LLC. The sponsor and its related parties have significant ownership interests in ARCP through the ownership of shares of common stock and other equity interests. In addition, the advisors of both companies are contractually eligible to charge significant fees for their services to both of the companies including asset management fees, fees for the arrangement of financing and incentive fees and other fees. Due to the significance of these fees, the advisors and ultimately the sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory agreement, which qualifies them as affiliated companies under common control in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the merger date.

Comparison of Rights of ARCP Stockholders and ARCT III Stockholders

At the effective time of the merger, ARCT III stockholders who elected to receive shares of ARCP common stock as merger consideration will become stockholders of ARCP and, accordingly, their rights will be governed by ARCP’s charter and bylaws and the laws of the State of Maryland. ARCP’s charter and bylaws contain provisions that are different from ARCT III’s charter and bylaws in a number of ways.

For a summary of certain differences between the rights of ARCP stockholders and ARCT III stockholders, see “Comparison of Rights of ARCP Stockholders and ARCT III Stockholders” beginning on page 143.

Recent Developments

During the first nine months of 2012, ARCP acquired properties with an aggregate purchase price of approximately $98.9 million. During the fourth quarter of 2012, ARCP acquired properties with an aggregate purchase price of approximately $32.9 million. Moreover, in addition to the transactions contemplated by the merger agreement, ARCP has entered into agreements to acquire additional properties with an aggregate purchase price of approximately $21.0 million. The total purchase price for properties already acquired during the fourth quarter of 2012 and for the properties that are under contract to be acquired, is approximately $53.8 million. The total acquired properties for the fourth quarter of 2012 consist of 22 single-tenant properties net leased to six different tenants, and all are of property types that ARCP already has in its portfolio. In aggregate, ARCP’s acquisitions in 2012 were in excess of $131 million of new properties. On an aggregate basis, no single tenant of the properties that ARCP has acquired during 2012 will account for more than 10% of ARCP’s assets as of December 31, 2011, which is the date of the last audited balance sheet.

Similarly, ARCT III has acquired properties with an aggregate purchase price of approximately $584.1 million during the fourth quarter of 2012 and intends to acquire properties with an aggregate purchase price of approximately $400.0 million during the first quarter of 2013. These acquisitions consist of approximately 167 single-tenant properties net leased to 25 different tenants, and all are in industries and of property types that ARCT III already has in its portfolio.

The acquisitions that have not closed yet are subject to various customary conditions to closing, the failure of which could delay the closing of one or more of these proposed acquisitions or result in one or more of these proposed transactions not closing or closing on terms that are different from those currently contemplated. ARCP expects to fund any of these acquisitions that close in the future (including any ARCT III acquisitions that close after the merger) with cash on hand, borrowings under its revolving credit facility or possible issuances of additional securities. ARCT III is expected to fund any of its acquisitions that are to close before the merger closes with cash on hand or possible borrowings under its credit facility.

Selected Historical Financial Information of ARCP

Presented below is the selected consolidated financial data of ARCP as of and for the periods indicated. The selected historical consolidated financial data as of December 31, 2011 and 2010 and for the fiscal year ended December 31, 2011 and for the period from December 2, 2010 (date of inception) to December 31, 2010 have been derived from ARCP’s historical audited consolidated financial statements, which were adjusted for discontinued operations, which are included in Appendix I to this joint proxy statement/prospectus.

The historical financial data as of September 30, 2012 and 2011 and for the nine-month periods ended September 30, 2012 and 2011 were derived from ARCP’s historical unaudited condensed consolidated financial statements, which are included in Appendix I to this joint proxy statement/prospectus. In ARCP’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2012 financial information. Interim results for the nine months ended and as of September 30, 2012 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2012.

You should read this selected historical financial information together with the financial statements included in reports that are included in Appendix I to this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of ARCP contained in such reports.

	Historical as of September 30,		Historical as of December 31,
	2012	2011	2011	2010
	(In thousands)
Total real estate investments, at cost	$235,723	$122,212	$136,873	$—
Total assets	226,579	112,648	131,581	279
Mortgage notes payable	35,760	13,850	30,260	—
Senior secured credit facility	91,090	51,500	42,407	—
Total liabilities	128,929	67,244	74,249	279
Total stockholders’ equity	88,137	41,564	53,630	—
Total equity	97,650	45,404	57,332	—

			Historical Results
	Historical Results for the Nine Months Ended September 30,		For theYear Ended December 31, 2011	For the Period From December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
	(In thousands, except for per share data)
Total revenue	$11,172	$576	$3,175	$—
Expenses:
Acquisition and transaction related costs	3,297	604	1,875	—
Property operating	555	—	153	—
General and administrative	1,530	100	440	—
Depreciation and amortization	6,092	363	1,612	—
Total operating expenses	11,474	1,067	4,080	—
Operating income (loss)	(302)	(491)	(905)	—
Other income (expenses):
Interest expense	(2,873)	(185)	(924)	—
Other income	—	—	1	—
Total other expenses	(2,873)	(185)	(923)	—
Loss from continuing operations	(3,175)	(676)	(1,828)	—
Net loss from continuing operations attributable to non-controlling interests	141	35	69	—
Net loss from continuing operations attributable to stockholders	(3,034)	(641)	(1,759)	—
Discontinued operations:
Loss from operations of held for sale properties	(12)	(9)	(37)	—
Loss on held for sale properties	(452)	—	(815)	—
Net loss from discontinued operations	(464)	(9)	(852)	—
Net loss from discontinued operations attributable to non-controlling interests	24	—	36	—
Net loss from discontinued operations attributable to stockholders	(440)	(9)	(816)	—
Net loss	(3,639)	(685)	(2,680)	—
Net loss attributable to non-controlling interests	165	35	105	—
Net loss attributable to stockholders	$(3,474)	$(650)	$(2,575)	$—
Other data:
Net loss per common share from continuing operations attributable to common stockholders – basic and diluted	$(0.38)	$(1.25)	$(0.86)	$—
Net loss per common share attributable to common stockholders – basic and diluted	$(0.43)	$(1.27)	$(1.26)	$—
Weighted-average number of common shares outstanding, basic and diluted	8,543,365	511,452	2,045,320	1,000

Selected Historical Financial Information of ARCT III

The following selected historical financial information for the year ended December 31, 2011 and the period from October 15, 2010 (date of inception) to December 31, 2010 and the selected balance sheet data as of December 31, 2011 and 2010 have been derived from ARCT III’s audited consolidated financial statements, which are included in Appendix II to this joint proxy statement/prospectus.

The selected historical financial information for each of the nine-month periods ended September 30, 2012 and 2011, and as of September 30, 2012 has been derived from ARCT III’s unaudited consolidated financial statements, which are included in Appendix II to this joint proxy statement/prospectus. The selected historical financial information as of September 30, 2011 has been derived from ARCT III’s unaudited consolidated financial statements, included in Appendix II to this joint proxy statement/prospectus. In ARCT III’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2012 financial information. Interim results for the nine months ended and as of September 30, 2012 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2012.

You should read this selected historical financial information together with the financial statements included in reports that are included in Appendix II to this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of ARCT III contained in such reports.

	Historical as of September 30,		Historical as of December 31,
	2012	2011	2011	2010
	(In thousands)
Total real estate investments, at cost	$945,338	$12,083	$72,453	$—
Total assets	1,653,387	19,488	89,997	402
Mortgage notes payable	156,730	—	5,060	—
Total liabilities	175,264	805	6,541	202
Total stockholders’ equity	1,475,123	18,683	83,456	200
Total equity	1,478,123	18,683	83,456	200

			Historical Results
	Historical Results for the Nine Months Ended September 30,		For theYear Ended December 31, 2011	For the Period From October 15, 2010 (Date of Inception) to December 31, 2010
	2012	2011
	(In thousands, except for per share data)
Total revenue	$25,546	$8	$795	$—
Expenses:
Acquisition and transaction related costs	24,087	420	2,023	—
Property operating	1,102	2	67	—
Operating fees to affiliates	212	—	—
General and administrative	797	180	295	—
Depreciation and amortization	16,213	—	499	—
Total operating expenses	42,411	602	2,884	—
Operating income (loss)	(16,865)	(594)	(2,089)	—
Other income (expenses):
Interest expense	(4,723)	—	(36)	—
Other income, net	273	—	1	—
Total other expenses	(4,450)	—	(35)	—
Net loss	(21,315)	(594)	(2,124)	—
Net loss attributable to non-controlling interests	—	—	—	—
Net loss attributable to stockholders	$(21,315)	$(594)	$(2,124)	$—
Other data:
Net loss per common share attributable to common stockholders – basic and diluted	$(0.30)	$(2.43)	$(1.20)	$—
Weighted-average number of common shares outstanding, basic and diluted	72,007,149	244,217	1,763,190	20,000

Selected Unaudited Pro Forma Consolidated Financial Information

The following tables set forth selected unaudited pro forma consolidated financial information. The pro forma consolidated financial information combines the historical financial statements of ARCP and ARCT III after giving effect to the merger using the carryover basis of accounting as ARCP and ARCT III are considered to be entities under common control under U.S. GAAP and ARCP’s preliminary estimates, assumptions and pro forma adjustments as described below and in the accompanying notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information should be read in conjunction with ARCP’s historical consolidated financial statements and ARCT III’s historical consolidated financial statements, including the notes thereto, which are included in Appendix I and II to this joint proxy statement/prospectus.

The selected unaudited pro forma consolidated financial information has been derived from and should be read in conjunction with the unaudited pro forma consolidated financial information and accompanying notes included in this joint proxy statement/prospectus beginning on page F-1.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the transactions described above had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements.

Unaudited Comparative Per Share Information

The following tables set forth, for the nine months ended September 30, 2012 and for the year ended December 31, 2011, selected per share information for ARCP common stock on a historical and pro forma combined basis and for ARCT III common stock on a historical and pro forma equivalent basis, each on an unaudited basis after giving effect to the merger using the carryover basis of accounting. The data is derived from and should be read in conjunction with the ARCP and ARCT III audited consolidated financial statements and related notes, the unaudited condensed consolidated interim financial statements of ARCP and ARCT III and related notes, and the unaudited pro forma condensed consolidated financial information and related notes, which are included elsewhere in this joint proxy statement/prospectus.

The pro forma consolidated ARCT III equivalent information shows the effect of the merger from the perspective of an owner of ARCT III common stock.

The unaudited pro forma consolidated per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus.

The pro forma income from continuing operations per share includes the combined income (loss) from continuing operations of ARCP and ARCT III on a pro forma basis as if the transactions were consummated on January 1, 2011.

	ARCP		ARCT III
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
For the Nine Months Ended September 30, 2012
Loss from continuing operations attributable to common stockholders per common share
Basic	$(0.38)	$0.00	$(0.30)	$0.00
Diluted	$(0.38)	$0.00	$(0.30)	$0.00
Dividends declared per common share	$0.66	$0.66	$0.49	$0.63
Book value per common share	$7.90	$6.90	$8.41	$6.55
For the Year Ended December 31, 2011
Loss from continuing operations attributable to common stockholders per common share
Basic	$(0.86)	$1.02	$(1.20)	$0.97
Diluted	$(0.86)	$1.02	$(1.20)	$0.97
Dividends declared per common share	$0.22	$0.22	$0.17	$0.21
Book value per common share	$7.32	$6.62	$8.06	$6.29

Comparative ARCP and ARCT III Market Price and Dividend Information

ARCP’s Market Price Data

ARCP’s common stock is listed on the NASDAQ under the symbol “ARCP.” This table sets forth, for the periods indicated, the high and low sales prices per share of ARCP’s common stock, as reported by the NASDAQ, and distributions declared per share of ARCP common stock.

	Price Per Share of Common Stock		Distributions Declared Per Share(1)
	High	Low
2011
Third Quarter (September 7 – September 30)	$12.75	$10.10	$—
Fourth Quarter	$12.00	$10.05	$0.21875
2012
First Quarter	$11.65	$10.39	$0.21917
Second Quarter	$11.34	$10.00	$0.22042
Third Quarter	$10.43	$12.50	$0.22167

(1)	Common stock cash distributions are currently declared monthly by ARCP, based on financial results for the prior months.

ARCT III’s Distribution Data

There is no established public trading market for shares of ARCT III common stock. This table sets forth, for the periods indicated, the aggregate amount of cash distributions paid, including distributions reinvested pursuant to the distribution reinvestment plan, during such quarter.

Total Cash Distributions Paid (in thousands)(1)
2012
First Quarter	$1,997
Second Quarter	$7,387
Third Quarter	$17,669

(1)	ARCT III's distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month at a rate of $0.001803279 per day.

On September 30, 2012, the ARCP Board authorized and ARCP declared an increase to ARCP’s annual dividend rate to $0.895 per share, which began to accrue on November 9, 2012. On December 15, 2012, ARCP paid a monthly dividend of $0.07458 per share to stockholders of record at the close of business on December 8, 2012. If ARCP continues to pay monthly cash dividends at the rate of $0.07458 per share after the merger, this dividend, from the perspective of a holder of ARCT III common stock, would be equivalent to a monthly dividend of approximately $0.07085 per share of ARCT III common stock, based on the exchange ratio of 0.95.

Recent Closing Prices

The following table sets forth the closing per share sales prices of ARCP’s common stock as reported on the NASDAQ, respectively, on December 14, 2012, the last full trading day before the public announcement of the execution of the merger agreement by ARCP and ARCT III, and on January 4, 2013, the latest practicable trading day before the date of this joint proxy statement/prospectus:

ARCP Common Stock
December 14, 2012	$12.90
January 4, 2013	$14.09

The market price of ARCP common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger. Because the number of shares of ARCP common stock to be issued in connection with the merger for each share of ARCT III common stock is fixed in the merger agreement, the market value of ARCP common stock to be received by ARCT III stockholders at the effective time of the merger may vary significantly from the prices shown in the table above.

Following the transaction, ARCP common stock will continue to be listed on the NASDAQ. ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock to be issued to ARCT III stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of ARCT III common stock will be deregistered under the Exchange Act.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for (i) if you are an ARCP stockholder, the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger, and the approval or the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies to approve the issuance of shares or (ii) if you are an ARCT III stockholder, the approval of the merger and other transactions contemplated by the merger agreement and the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of ARCP and ARCT III because these risks will also affect the combined company. Risks in relation to ARCP can be found in ARCP’s Annual Report on Form 10-K for the year ended December 31, 2011 and other reports filed by ARCP with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 157.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either ARCP’s or ARCT III’s stock price.

Upon the consummation of the merger, each share of ARCT III common stock will be converted into the right to receive, at the election of the holder of such share of ARCT III common stock, (a) 0.95 of a share of ARCP common stock, with cash paid in lieu of fractional shares, or (b) cash equal to $12.00, at the election of ARCT III stockholders (subject to proration in accordance with the merger agreement). The stock exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of ARCP common stock or the value of ARCT III common stock. Changes in the price of ARCP common stock prior to the merger will affect the market value of the merger consideration that ARCT III stockholders electing to receive ARCP common stock will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond our control), including the following factors:

•	market reaction to the announcement of the merger and the prospects of the combined company;
•	changes in our respective businesses, operations, assets, liabilities and prospects;
•	changes in market assessments of the business, operations, financial position and prospects of either company;
•	market assessments of the likelihood that the merger will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the price of ARCP’s and ARCT III’s common stock;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ARCT III and ARCP operate; and
•	other factors beyond the control of ARCP and ARCT III, including those described or referred to elsewhere in this “Risk Factors” section.

The price of ARCP common stock at the consummation of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of ARCP and ARCT III. As a result, the market value of the merger consideration represented by the stock exchange ratio will also vary. For example, based on the range of closing prices of ARCP common stock during the period from December 14, 2012, the last trading day before public announcement of the merger, through January 4, 2013, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio of 0.95 shares of ARCP common stock represented a market value ranging from a low of $12.10 to a high of $13.39.

Because the merger will be completed after the date of the special meetings, at the time of your special meeting, you will not know the exact market value of the ARCP common stock that ARCT III stockholders electing to receive ARCP common stock will receive upon completion of the merger. You should, therefore, consider the following two risks:

•	If the price of ARCP common stock increases between the date the merger agreement was signed or the date of the ARCP special meeting and the effective time of the merger, ARCT III stockholders electing to receive ARCP common stock will receive shares of ARCP common stock that have a market value upon completion of the merger that is greater than the market value of such shares calculated pursuant to the stock exchange ratio when the merger agreement was signed or the date of the ARCP special meeting, respectively. Therefore, while the number of shares of ARCP common stock to be issued per share of ARCT III common stock (for which a stock election is made) is fixed, ARCP stockholders cannot be sure of the market value of the consideration that will be paid to ARCT III stockholders electing to receive ARCP common stock upon completion of the merger.
•	If the price of ARCP common stock declines between the date the merger agreement was signed or the date of the ARCT III special meeting and the effective time of the merger, including for any of the reasons described above, ARCT III stockholders electing to receive ARCP common stock will receive shares of ARCP common stock that have a market value upon completion of the merger that is less than the market value of such shares calculated pursuant to the stock exchange ratio on the date the merger agreement was signed or on the date of the ARCT III special meeting, respectively. Therefore, while the number of shares of ARCP common stock to be issued per share of ARCT III common stock (for which a stock election is made) is fixed, ARCT III stockholders electing to receive ARCP common stock cannot be sure of the market value of the ARCP common stock they will receive upon completion of the merger or the market value of ARCP common stock at any time after the completion of the merger.

In addition, the value of ARCT III common stock at the consummation of the merger may vary from its value on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of ARCP and ARCT III. As a result, the market value of ARCT III common stock could be more or less than $12.00, which represents the merger consideration payable if an ARCT III stockholder elects to receive cash (subject to any proration, as discussed herein).

You cannot be certain of the form of merger consideration that you will receive for all of your shares.

In no event will the cash consideration by ARCP be paid with respect to more than 30% of the shares of ARCT III common stock outstanding immediately prior to the effective time of the merger (other than shares held by ARCP or any of its subsidiaries). If the number of shares of ARCT III common stock for which a valid election to receive cash is made is more than 30% of the outstanding shares of ARCT III common stock not held by ARCP or any of its subsidiaries, a pro rata portion of the shares for which a valid election to receive cash is made will be converted into the right to receive ARCP common stock in order to avoid exceeding such 30% cash “cap.” If such a proration is required, holders of ARCT III common stock who elected to receive cash may receive a portion of their consideration in ARCP common stock. Accordingly, there is a risk that you will receive a portion of the merger consideration in the form that you do not choose, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected. See “Material U.S. Federal Income Tax Consequences” beginning on page 99.

The merger and related transactions are subject to approval by stockholders of both ARCP and ARCT III.

In order for the merger to be completed, ARCT III stockholders must approve the merger and the other transactions contemplated by the merger agreement, which requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT III common stock entitled to vote on such proposal. In addition, while a vote of ARCP stockholders is not required to approve the merger, ARCP’s stockholders’ approval is required under applicable NASDAQ rules in order for ARCP to be authorized to issue the shares of ARCP common stock to ARCT III stockholders as part of the merger consideration. Approval of the issuance of shares of ARCP common stock to ARCT III stockholders under NASDAQ rules requires approval of at least a majority of the total votes cast, provided that the total votes cast represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal.

ARCP and ARCT III stockholders will be diluted by the merger.

The merger will dilute the ownership position of the current ARCP stockholders and result in ARCT III stockholders having an ownership stake in ARCP that is smaller than their current stake in ARCT III. Following the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement, assuming 70% of the merger consideration is paid in the form of shares of ARCP common stock, ARCP stockholders and the former ARCT III stockholders are expected to hold approximately 9% and 91%, respectively, of the combined company’s common stock outstanding immediately after the merger, based on the number of shares of common stock of each of ARCP and ARCT III currently outstanding and various assumptions regarding share issuances by each of ARCP and ARCT III prior to the effective time of the merger (provided, however, such dilution could be greater than described herein depending on the number of shares of ARCT III common stock with respect to which ARCT III stockholders make stock elections). Consequently, ARCP stockholders and ARCT III stockholders, as a general matter, will have less influence over the management and policies of ARCP after the merger than each currently exercise over the management and policies of ARCP and ARCT III, as applicable.

If the merger does not occur, one of the companies may incur payment obligations to the other.

If the merger agreement is terminated under certain circumstances, ARCT III may be obligated to pay ARCP up to $10 million in expense reimbursement, or ARCP may be required to pay ARCT III up to $10 million in expense reimbursement. See “The Merger Agreement — Termination of the Merger Agreement — Expenses Payable by ARCT III to ARCP” beginning on page 137 and “The Merger Agreement — Termination of the Merger Agreement — Expenses Payable by ARCP to ARCT III” beginning on page 137.

Failure to complete the merger could negatively impact the future business and financial results of ARCP and ARCT III.

If the merger is not completed, the ongoing businesses of ARCP and ARCT III could be adversely affected and each of ARCP and ARCT III will be subject to several risks, including the following:

•	ARCT III being required, under certain circumstances, to pay to ARCP up to $10 million in expense reimbursement or ARCP being required, under certain circumstances, to pay to ARCT III up to $10 million in expense reimbursement;
•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and
•	diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger.

If the merger is not completed, these risks could materially affect the business, financial results and stock prices of ARCP or ARCT III.

The pendency of the merger could adversely affect the business and operations of ARCP and ARCT III.

In connection with the pending merger, some customers or vendors of each of ARCP and ARCT III may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of ARCP and ARCT III, regardless of whether the merger is completed. In addition, due to operating covenants in the merger agreement, each of ARCP and ARCT III may be unable, during the pendency of the merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of each of ARCT III and ARCP have interests in seeing the merger completed that are different from, or in addition to, those of the other ARCT III stockholders and ARCP stockholders, respectively.

Some of the directors and executive officers of each of ARCT III and ARCP have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the ARCT III stockholders and the ARCP stockholders, respectively. These interests include, among other things, a letter agreement, a legal services reimbursement agreement and a transition services agreement. These interests, among other things, may influence the directors and executive officers of each of ARCT III and ARCP to support or approve the merger. See “The Merger — Interests of ARCT III’s Directors and Executive Officers in the Merger” beginning on page 91 and “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger.”

The merger agreement contains provisions that could discourage a potential competing acquirer of ARCT III or ARCP or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict each of ARCT III’s and ARCP’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of ARCT III or ARCP, respectively. In addition, each company generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposals that may be made before the board of directors of the other company may withdraw or qualify its recommendation. Upon termination of the merger agreement in certain circumstances, ARCT III may be required to pay an expense reimbursement to ARCP, and in certain other circumstances, ARCP may be required to pay an expense reimbursement to ARCT III. See “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132, “The Merger Agreement — Termination of the Merger Agreement — Expenses Payable by ARCT III to ARCP” beginning on page 137, and “The Merger Agreement — Termination of the Merger Agreement — Expenses Payable by ARCP to ARCT III” beginning on page 137.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of ARCT III or ARCP from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the expense reimbursement that may become payable in certain circumstances.

The merger agreement contains provisions that grant the ARCT III Board with a general ability to terminate the merger agreement based on the exercise of the directors’ duties.

ARCT III may terminate the merger agreement if its board of directors determines in good faith, after consultation with outside legal counsel, that failure to change its recommendation with respect to the merger (and to terminate the merger agreement) would be inconsistent with the directors’ duties under applicable law. If the merger is not completed, the ongoing businesses of ARCP and ARCT III could be adversely affected and each of ARCP and ARCT III will be subject to several risks, including the risks described elsewhere herein.

If the merger is not consummated by May 31, 2013 (unless extended by either party), either ARCP or ARCT III may terminate the merger agreement.

Either ARCP or ARCT III may terminate the merger agreement if the merger has not been consummated by May 31, 2013, unless either ARCP or ARCT III exercises its right to extend such date for a period of no more than 60 days. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the merger agreement and that failure was a principal cause of, or resulted in, the failure to consummate the merger. For more information, please see the section titled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 137.

Risk Factors Relating to ARCP Following the Merger

ARCP expects to incur substantial expenses related to the merger.

ARCP expects to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of ARCT III with those of ARCP. There are several systems that must be integrated, including accounting and finance and asset management. While ARCP has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that ARCP expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger.

The ARCT III Advisor will only provide support for a limited period of time under the ARCT III Advisory Agreement.

The ARCT III Advisory Agreement, which requires the ARCT III Advisor to provide certain services to ARCT III, including asset management, advisory services, and other essential services, has been terminated and will expire 60 days following the consummation of the merger, which we anticipate will occur on or about      , 2013. To the extent the employees and infrastructure of the combined company cannot adequately provide any such services to the combined company after the expiration of the advisory agreement, the operations and the market price of the combined company’s common stock would be adversely affected.

Following the merger, the combined company may be unable to integrate successfully the businesses of ARCP and ARCT III and realize the anticipated benefits of the merger or do so within the anticipated timeframe.

The merger involves the combination of two companies which currently operate as independent public companies. Even though the companies are operationally similar, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of ARCP and ARCT III. It is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with customers, vendors and employees or to fully achieve the anticipated benefits of the merger.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the combined company may continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The combined company cannot assure you that its expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Payment of fees to the ARCP Manager and the ARCT III Advisor reduces cash available for investment and distribution.

The ARCP manager will perform services for the combined company in connection with the selection, acquisition, financing, leasing and management of the combined company and its properties. The ARCP Manager will be paid substantial fees for these services, which reduce the amount of cash available for investment in properties or distribution to stockholders. Such fees and reimbursements include: (i) a management fee payable to the ARCP Manager equal to 0.50% per annum of its average unadjusted book value of the combined company’s real estate assets up to $3.0 billion, plus 0.40% per annum of such average unadjusted book value in excess of $3.0 billion, calculated and payable monthly in advance; (ii) incentive fees equal to the difference between (1) the product of (x) 20% and (y) the difference between (I) the combined company’s Core Earnings (as defined below) for the previous 12-month period, and (II) the product of (A) the weighted average of the issue price per share of the combined company’s common stock of all of the combined company’s public offerings of common stock multiplied by the weighted average number of all shares of the combined company’s common stock outstanding (including any restricted shares of common stock and other shares of common stock underlying awards granted under one or more of the combined company’s equity incentive plans) in the previous 12-month period, and (B) 8.00%, and (2) the sum of any incentive fee paid to the ARCP Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters is greater than zero; and (iii) reimbursement for all out-of-pocket costs actually incurred by the ARCP Manager in connection with the performance of services under the acquisition and capital services agreement, including, without limitation, legal fees and expenses, travel and communications expenses, brokerage fees, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence. For the purpose of calculating incentive fees, “Core Earnings” means the net income (loss), computed in accordance with U.S. GAAP, excluding (i) non-cash equity compensation expense, (ii) incentive compensation, (iii) acquisition fees, (iv) financing fees, (v) depreciation and amortization, (vi) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, and (vii) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the ARCP Manager and the Independent Directors and approved by a majority of the Independent Directors.

Additionally, pursuant to the ARCT III Side Letter, the ARCT III Advisor and the ARCT III OP agreed that the Second Amended and Restated Advisory Agreement will be extended for a 60 day period following the closing date of the merger. See “Side Letters.” During such time, the ARCT III Advisor will be entitled to receive certain fees, which reduce the amount of cash available for investment in properties or distribution to stockholders.

ARCP is more highly leveraged than ARCT III and may become increasingly leveraged after the consummation of the merger.

Upon consummation of the merger, the combined company will be more highly leveraged than ARCP and ARCT III on an absolute basis and more highly leveraged than ARCT III as a percentage of total assets, thereby exposing ARCP to greater risk and possible limitations on future capital plans and acquisitions, if any. In connection with the merger, ARCP expects to assume ARCT III’s existing mortgage debt, which as of September 30, 2012, aggregated approximately $156.7 million. In addition, the combined company will have access to $1.2 billion of debt, subject to certain conditions. The combined company’s degree of leverage could affect its ability to obtain any additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The combined company’s degree of leverage could also make the combined company more vulnerable to a downturn in business or the economy generally. If the combined company becomes more leveraged in the future, the resulting increase in debt service requirements could cause it to default on its obligations, which could materially and adversely affect the combined company.

The market price of ARCP common stock may decline as a result of the merger.

The market price of ARCP common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the merger on ARCP’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, following the effective time of the merger, ARCP stockholders and former ARCT III stockholders will own interests in a combined company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders of ARCP and ARCT III may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of ARCP common stock. If, following the effective time of the merger, large amounts of ARCP common stock are sold, the price of ARCP common stock could decline.

After the merger is completed, ARCT III stockholders who receive ARCP common stock in the merger will have different rights that may be less favorable than their current rights as ARCT III stockholders.

After the consummation of the merger, ARCT III stockholders who receive ARCP common stock in the merger will have different rights than they currently have as ARCT III stockholders, including without limitation, voting rights and access to records. For a detailed discussion of the significant differences between your rights as a stockholder of ARCT III and your rights as a stockholder of ARCP, see “Comparison of Rights of ARCP Stockholders and ARCT III Stockholders” beginning on page 15.

ARCP cannot assure you that it will be able to continue paying dividends at the current rate.

As noted elsewhere in this joint proxy statement/prospectus, ARCP plans to continue its current monthly dividend practices following the merger. However, ARCP stockholders may not receive the same dividends following the merger for various reasons, including the following:

•	as a result of the merger and the issuance of shares of ARCP common stock in connection with the merger, the total amount of cash required for ARCP to pay dividends at its current rate will increase;
•	ARCP may not have enough cash to pay such dividends due to changes in ARCP’s cash requirements, capital spending plans, cash flow or financial position;
•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the ARCP Board, which reserves the right to change ARCP’s dividend practices at any time and for any reason;
•	ARCP may desire to retain cash to maintain or improve its credit ratings; and
•	the amount of dividends that ARCP’s subsidiaries may distribute to ARCP may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

ARCP’s stockholders have no contractual or other legal right to dividends that have not been declared.

An adverse judgment in a lawsuit challenging the merger may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

If any purported stockholders file lawsuits challenging the merger, we cannot assure you as to the outcome of these lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may prevent the completion of the merger in the expected time frame, or may prevent it from being completed altogether. Whether or not the plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of our businesses.

Counterparties to certain significant agreements with ARCP and/or ARCT III may have consent rights in connection with the merger.

Each of ARCP and ARCT III is party to certain agreements that give the counterparty certain rights, including consent rights, in connection with “change in control” transactions. Under certain of these agreements, the merger may constitute a “change in control” and, therefore, the counterparty may assert its rights in connection with the merger. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

ARCP may incur adverse tax consequences if ARCT III has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

If ARCT III has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the merger is completed, ARCP may inherit significant tax liabilities and could lose its REIT status should disqualifying activities continue after the merger.

REITs are subject to a range of complex organizational and operational requirements.

In order to qualify as a REIT, ARCP must distribute to its stockholders with respect to each taxable year at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), without regard to the deduction for dividends paid and excluding net capital gain. A REIT must also meet certain requirements with respect to the nature of its income and assets, and the ownership of its stock. For any taxable year that ARCP fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders in computing taxable income and thus would become subject to U.S. federal income tax as if it were a regular taxable corporation. In such an event, ARCP could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, ARCP would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If ARCP failed to qualify as a REIT, the market price of ARCP common stock may decline, and ARCP may need to reduce substantially the amount of distributions to its stockholders because of its increased tax liability. For a more detailed discussion of the complex organizational and operational requirements applicable to REITS, see “Material U.S. Federal Income Tax Consequences.”

ARCP’s anticipated level of indebtedness will increase upon completion of the merger and will increase the related risks ARCP now faces.

In connection with the merger, ARCP will incur additional indebtedness and will assume certain indebtedness of ARCT III and will be subject to increased risks associated with debt financing, including an increased risk that the combined company’s cash flow could be insufficient to meet required payments on its debt. As of January 4, 2013, ARCP had indebtedness of $160.3 million. Taking into account ARCP’s existing indebtedness, the incurrence of additional indebtedness in connection with the merger, and the assumption of indebtedness in the merger, ARCP’s pro forma consolidated indebtedness as of January 4, 2013, after giving effect to the merger, would be approximately $1.3 billion.

ARCP’s increased indebtedness could have important consequences to holders of its common stock and preferred stock, including ARCT III stockholders who receive ARCP common stock in the merger, including:

•	increasing ARCP’s vulnerability to general adverse economic and industry conditions;
•	limiting ARCP’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
•	requiring the use of a substantial portion of ARCP’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate operating requirements;

•	limiting ARCP’s flexibility in planning for, or reacting to, changes in its business and its industry; and
•	putting ARCP at a disadvantage compared to its competitors with less indebtedness.

If ARCP defaults under a mortgage loan, it may automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans. Although ARCP anticipates that it will pay off its mortgage payables as soon as prepayment penalties and other costs make it economically feasible to do so, ARCP cannot anticipate when such payment will occur.

ARCP and ARCT III Face Other Risks.

The risks listed above are not exhaustive, and you should be aware that following the merger, ARCP and ARCT III will face various other risks, including those discussed in reports filed by ARCP and ARCT III with the SEC. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 157.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, may contain certain forecasts and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding the benefits of the merger, or ARCP’s or ARCT III’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections “The Merger — Background of the Merger,” “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger,” “The Merger — Recommendation of the ARCT III Board and Its Reasons for the Merger,” “The Merger — Certain Prospective Financial Information Reviewed by ARCP” and “The Merger — Certain Prospective Financial Information Reviewed by ARCT III” constitute forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are difficult to predict and many of which are beyond ARCP’s and ARCT III’s control. These include the factors described above in “Risk Factors” and under the caption “Risk Factors” in ARCP’s Annual Report on Form 10-K for the year ended December 31, 2011, as well as:

•	each company’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments;
•	the nature and extent of future competition;
•	increases in each company’s cost of borrowing as a result of changes in interest rates and other factors;
•	each company’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due;
•	the ability and willingness of each company’s tenants to renew their leases upon expiration of the leases and each company’s ability to reposition its properties on the same or better terms in the event such leases expire and are not renewed by the tenants or in the event either company exercises its right to replace an existing tenant upon default;
•	the impact of any financial, accounting, legal or regulatory issues or litigation that may affect either company or its major tenants;
•	risks associated with the ability to consummate the merger and the timing of the consummation of the merger;
•	the risk that the anticipated benefits from the merger may not be realized or may take longer to realize than expected;
•	unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; and
•	each company’s ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations.

Should one or more of the risks or uncertainties described above or elsewhere in reports incorporated by reference herein occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus, as applicable.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that ARCP, ARCT III or persons acting on their behalf may issue.

Except as otherwise required by applicable law, ARCP and ARCT III disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information; Incorporation by Reference.”

THE COMPANIES

American Realty Capital Properties, Inc. and Tiger Acquisition, LLC

ARCP is a Maryland corporation incorporated in December 2010 that qualifies as a REIT commencing with its initial taxable year ended December 31, 2011. ARCP was formed to acquire and own single-tenant, freestanding commercial real estate primarily subject to medium-term net leases with high credit quality tenants. In July 2011, ARCP commenced an initial public offering on a “reasonable best efforts” basis, which closed on September 6, 2011. ARCP common stock began trading on the NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011.

Substantially all of ARCP’s business is conducted through the ARCP OP, of which ARCP is the sole general partner.

As of September 30, 2012, excluding one vacant property classified as held for sale, ARCP owned 124 properties consisting of 2.2 million square feet, 100% leased with a weighted average remaining lease term of 6.8 years. In constructing its portfolio, ARCP is committed to diversification (industry, tenant and geography). As of September 30, 2012, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 99% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). ARCP’s strategy encompasses receiving the majority of its revenue from investment grade tenants as ARCP further acquires properties and enters into (or assumes) medium-term lease arrangements.

In connection with the merger, ARCP will internalize certain property level management and leasing services and accounting activities, and in connection with such internalization, the ARCT III Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT III Advisor in connection with managing the property level business and operations and accounting functions of ARCT III and the ARCT III OP, as described under “Side Letters” on page 141.

ARCP’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

The Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of ARCP that was formed for the purpose of entering into the merger agreement.

Additional information about ARCP and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” on page 157.

American Realty Capital Trust III, Inc.

ARCT III is a Maryland corporation incorporated in October 2010 that qualifies as a REIT commencing with its initial taxable year ended December 31, 2011. ARCT III is a non-traded REIT. ARCT III was formed to acquire a diversified portfolio of commercial real estate, which consists primarily of freestanding single tenant properties net leased to credit worthy tenants. In March 2011, ARCT III commenced an initial public offering on a “reasonable best efforts” basis to sell up to 150.0 million shares of common stock, excluding 25.0 million shares issuable pursuant to a distribution reinvestment plan, offered at a price of $10.00 per share, subject to certain volume and other discounts, which we refer to as the ARCT III IPO. In September 2011, ARCT III commenced real estate operations. The ARCT III IPO closed in September 2012. As of September 30, 2012, ARCT III had 175.4 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to ARCT III’s distribution reinvestment plan.

Substantially all of ARCT III’s business is conducted through the ARCT III OP, of which ARCT III is the sole general partner.

As of September 30, 2012, ARCT III owned 382 properties comprised of 7.9 million square feet, which were 100% leased with a weighted average remaining lease term of 12.7 years. In constructing the portfolio, ARCT III has been committed to diversification by industry, tenant and geography.

ARCT III’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

ARCT III and ARCP each were sponsored, directly or indirectly, by ARC. The ARCT III Advisor is a Delaware limited liability company wholly owned by ARC. The ARCP Manager is a Delaware limited liability company wholly owned by ARC and is ARCP’s external manager. ARC and its affiliates, including the ARCT III Advisor and ARCP Manager, provide investment, management and advisory services, as well as certain acquisition and debt capital services to ARCT III and ARCP, as applicable. ARCT III and ARCP pay management fees and certain other fees to, and reimburse certain expenses of, the ARCT III Advisor and ARCP Manager, respectively. Affiliates of ARC also provide similar services for American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT, Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., a development stage REIT, and American Realty Capital Trust IV, Inc. Certain of these ARC-sponsored REITS have investment strategies substantially similar to those of ARCT III, ARCP and the combined company.

The Combined Company

ARCT III’s and ARCP’s properties consist primarily of freestanding single-tenant commercial properties leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants that are diversified by tenant, industry and geography. Both ARCP’s and ARCT III’s portfolios of real estate investment properties (excluding one vacant property held by ARCP) were 100% leased as of September 30, 2012. ARCT III’s portfolio focuses on entering into (or assuming) long-term lease arrangements and targets assets at or below replacement cost, while ARCP focuses on entering into (or assuming) medium-term leases and purchasing properties with vintage in-place rents at valuations significantly below replacement cost. As of September 30, 2012, ARCT III owned 382 properties consisting of 7.9 million square feet, which were 100% leased with a weighted average remaining lease term of 12.7 years. As of September 30, 2012, rental revenues derived by ARCT III from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 80% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). As of September 30, 2012, excluding one vacant property classified as held for sale, ARCP owned 124 properties consisting of 2.2 million square feet, which were 100% leased with a weighted average remaining lease term of 6.8 years. As of September 30, 2012, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 99% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). The surviving entity in the merger will own a portfolio that that uniquely combines ARCT III’s portfolio of properties with stable income from high credit quality tenants, with ARCP’s portfolio, which has substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

After the consummation of the merger, the combined company will have access to up to $1.2 billion of financing, consisting of a $1.0 billion credit facility (under which ARCT III has obtained a commitment for $650.0 million of availability, and which contains an “accordion” feature to allow ARCT III, subject to certain conditions, to increase the commitments under the credit facility by $350.0 million) and an additional credit facility in the amount of $200.0 million.

Property Portfolio Information

At September 30, 2012, ARCP owned a diversified portfolio:

•	of 124 properties, excluding one vacant property classified as held for sale;
•	with an occupancy rate of 100%;
•	leased to 14 different retail and other commercial enterprises doing business in 10 separate industries;
•	located in 24 states;
•	with approximately 2.2 million square feet of leasable space; and
•	with an average leasable space per property of approximately 17,700 square feet.

At September 30, 2012, ARCT III owned a diversified portfolio:

•	of 382 properties;
•	with an occupancy rate of 100%;
•	leased to 27 different retail and other commercial enterprises doing business in 14 separate industries;
•	located in 42 states;
•	with approximately 7.9 million square feet of leasable space; and
•	with an average leasable space per property of approximately 20,600 square feet.

Combined Property Portfolio

As of September 30, 2012, ARCP and ARCT III, on a pro forma basis, owned a portfolio with the following characteristics:

•	506 properties, including 124 ARCP properties at September 30, 2012 and 382 ARCT III properties at September 30, 2012;
•	occupancy rate of 100%;
•	leased to 33 different retail and other commercial enterprises doing business in 17 separate industries;
•	located in 43 states;
•	approximately 10.1 million square feet of leasable space; and
•	an average leasable space per property of approximately 19,900 square feet.

The following table lists tenants whose annualized rental income on a straight-line basis represent greater than 10% of the total annualized rental income on a straight-line basis for the pro forma portfolio properties of ARCP and ARCT III as of September 30, 2012.

Tenant	September 30, 2012
FedEx	10.1%
Citizens Bank	11.9%
Dollar General	12.3%

Set forth below are summary financial statements of the parent of the lessee of the FedEx properties included in ARCP’s and ARCT III’s portfolio on a pro forma basis as described above. FedEx Corporation currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding FedEx Corporation are taken from such filings:

	Six Months Ended November 30, 2012 (Unaudited)	Year Ended
(Amounts in Millions)		May 31, 2012 (Audited)	May 31, 2011 (Audited)	May 31, 2010 (Audited)
Statements of Operations Data
Revenues	$21,899	$42,680	$39,304	$34,734
Operating income	1,460	3,186	2,378	1,998
Net income	897	2,032	1,452	1,894

(Amounts in Millions)	November 30, 2012 (Unaudited)	May 31, 2012 (Audited)	May 31, 2011 (Audited)	May 31, 2010 (Audited)
Consolidated Condensed Balance Sheets
Total assets	$31,312	$29,903	$27,385	$24,902
Long-term debt	2,241	1,250	1,667	1,668
Total common stockholders’ investment	15,543	14,727	15,220	13,811

Set forth below are summary financial statements of the parent guarantor of the properties included in ARCP's and ARCT III's portfolio on a pro forma basis as described above. Dollar General Corporation currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding Dollar General Corporation are taken from such filings:

	For the 39 Weeks Ended November 2, 2012 (Unaudited)	Fiscal Year Ended
(Amounts in Thousands)		February 3, 2012 (Audited)	January 28, 2011 (Audited)	January 29, 2010 (Audited)
Consolidated Condensed Statements of Income
Net sales	$11,814,507	$14,807,188	$13,035,000	$11,796,380
Operating profit	1,132,927	1,490,804	1,274,065	953,258
Net income	635,240	766,685	627,857	339,442

(Amounts in Thousands)	November 2, 2012 (Unaudited)	February 3, 2012 (Audited)	January 28, 2011 (Audited)	January 29, 2010 (Audited)
Consolidated Condensed Balance Sheets
Total assets	$10,273,677	$9,688,520	$9,546,222	$8,863,519
Long-term obligations	3,023,367	2,617,891	3,287,070	3,399,715
Total liabilities	5,538,815	5,020,025	5,491,743	5,473,221
Total shareholders’ equity	4,734,862	4,668,495	4,054,479	3,390,298

Set forth below are summary financial statements of the parent of the lessee of the Citizens Bank properties included in ARCP's and ARCT III's portfolio on a pro forma basis as described above. RBS Citizens, N.A. currently makes its financial statements available on the Federal Deposit Insurance Corporation website, and the following summary financial data regarding RBS Citizens, N.A. are taken from such filings:

	Nine Months Ended September 30, 2012 (Unaudited)	Fiscal Year Ended
(Amounts in millions)		December 31, 2011 (Audited)	December 31, 2010 (Audited)	December 31, 2009 (Audited)
Consolidated Condensed Statements of Income
Total interest income	$4,873	$3,484	$4,008	$4,868
Net interest income after provision for credit losses	3,523	1,230	1,289	494
Net income (loss)	843	345	(39)	(600)

(Amounts in millions)	September 30, 2012 (Unaudited)	December 31, 2011 (Audited)	December 31, 2010 (Audited)	December 31, 2009 (Audited)
Consolidated Condensed Balance Sheets
Total assets	$107,214	$106,941	$107,836	$116,921
Total liabilities	88,455	88,830	90,920	100,321
Total shareholders’ equity	18,759	18,111	16,916	16,600

For more information, see Appendix I and Appendix II to this joint proxy statement/prospectus.

All of the following property portfolio information is provided to illustrate the combined property portfolio of ARCP and ARCT III post-merger. This information includes an illustration of the combined portfolio by industry, property type and geography, as well as a combined lease expiration schedule. The ARCP information represents quarterly information for the 124 properties owned at September 30, 2012. The ARCT III information represents quarterly information for the 382 properties owned at September 30, 2012.

Industry Diversification

The following table sets forth certain information regarding the property portfolios classified according to the business of the respective tenants, expressed as a percentage of total rental revenue:

Percentage of Rental Revenue

Industries	ARCP(1)	ARCT III(2)	Combined Total
Auto Retail	2.3%	2.6%	2.5%
Auto Services	—	0.6%	0.5%
Consumer Goods	7.9%	—	1.7%
Consumer Products	—	19.7%	15.6%
Discount Retail	8.0%	23.2%	20.0%
Freight	5.5%	16.7%	14.3%
Gas/Convenience	—	1.2%	0.9%
Government Services	11.4%	3.1%	4.8%
Healthcare	—	4.5%	3.5%
Home Maintenance	11.2%	—	2.4%
Medical Office	—	1.9%	1.5%
Pharmacy	5.3%	9.6%	8.7%
Restaurant	—	5.0%	4.0%
Retail Banking	33.6%	8.4%	13.8%
Specialty Retail	12.6%	2.3%	4.4%
Storage Facility	2.2%	—	0.5%
Supermarket	—	1.2%	0.9%
Totals	100.0%	100.0%	100.0%

(1)	Includes annualized rental revenue for all properties owned by ARCP at September 30, 2012.
(2)	Includes annualized rental revenue for all properties owned by ARCT III at September 30, 2012.

Property Type Diversification

The following table sets forth certain property type information regarding the property portfolios (dollars in thousands):

ARCP

Property Type	Number of Properties	Approximate Leasable Square Feet	Quarterly Rental Revenue(1)	Percentage of Rental Revenue
Retail	108	749,800	$2,520	50.1%
Distribution	10	1,218,500	1,826	36.3
Office	5	103,900	573	11.4
Storage	1	126,700	111	2.2
Totals	124	2,198,900	$5,030	100.0%

ARCT III

Property Type	Number of Properties(2)	Approximate Leasable Square Feet	Quarterly Rental Revenue(2)	Percentage of Rental Revenue
Retail	343	2,732,800	$9,929	53.4%
Distribution	24	4,886,500	7,657	41.1
Office	15	239,800	1,024	5.5
Totals	382	7,859,100	$18,610	100.0%

Combined

Property Type	Number of Properties(2)	Approximate Leasable Square Feet	Total Quarterly Rental Revenue	Percentage of Total Quarterly Rental Revenue
Retail	451	3,482,600	$12,449	52.7%
Distribution	34	6,105,000	9,483	40.1
Office	20	343,700	1,597	6.7
Storage	1	126,700	111	0.5
Totals	506	10,058,000	$23,640	100.0%

(1)	Includes quarterly rental revenue for all properties owned by ARCP at September 30, 2012.
(2)	Includes quarterly rental revenue for all properties owned by ARCT III at September 30, 2012.

Geographic Diversification

The following table sets forth certain state-by-state information regarding the property portfolios (dollars in thousands):

ARCP

State	Number of Properties	Percent Leased	Approximate Leasable Square Feet	Quarterly Rental Revenue (1)	Percentage of Rental Revenue
Alabama	1	100%	39,500	$151	3.0%
Alaska	—	—	—	—	—
Arizona	—	—	—	—	—
Arkansas	5	100	43,800	45	0.9
California	—	—	—	—	—
Colorado	—	—	—	—	—
Connecticut	2	100	5,600	31	0.6
Delaware	1	100	4,600	23	0.4
Florida	1	100	8,900	14	0.3
Georgia	2	100	20,900	83	1.7
Hawaii	—	—	—	—	—
Idaho	—	—	—	—	—
Illinois	10	100	77,900	302	6.0
Indiana	1	100	20,200	85	1.7
Iowa	1	100	553,000	588	11.7
Kansas	1	100	7,500	7	0.1
Kentucky	1	100	12,100	30	0.6
Louisiana	—	—	—	—	—
Maine	—	—	—	—	—
Maryland	—	—	—	—	—
Massachusetts	—	—	—	—	—
Michigan	22	100	125,000	712	14.2
Minnesota	—	—	—	—	—
Mississippi	—	—	—	—	—
Missouri	26	100	224,500	304	6.0
Montana	—	—	—	—	—
Nebraska	—	—	—	—	—
Nevada	—	—	—	—	—
New Hampshire	2	100	6,900	28	0.5
New Jersey	1	100	32,000	241	4.8
New Mexico	—	—	—	—	—
New York	13	100	87,000	526	10.5
North Carolina	—	—	—	—	—
North Dakota	—	—	—	—	—
Ohio	18	100	220,800	595	11.8
Oklahoma	2	100	18,000	19	0.4
Oregon	—	—	—	—	—
Pennsylvania	5	100	62,600	266	5.3
Rhode Island	—	—	—	—	—
South Carolina	2	100	480,000	626	12.4
South Dakota	—	—	—	—	—
Tennessee	1	100	10,700	37	0.7
Texas	2	100	113,600	204	4.1
Utah	—	—	—	—	—
Vermont	3	100	12,500	59	1.2
Virginia	1	100	11,300	54	1.1
Washington	—	—	—	—	—
West Virginia	—	—	—	—	—
Wisconsin	—	—	—	—	—
Wyoming	—	—	—	—	—
Totals/Average	124	100%	2,198,900	$5,030	100.0%

ARCT III

State	Number of Properties	Percent Leased	Approximate Leasable Square Feet	Quarterly Rental Revenue(2)	Percentage of Rental Revenue
Alabama	12	100%	91,500	$378	2.0%
Alaska	—	—	—	—	—
Arizona	2	100	23,700	102	0.6
Arkansas	3	100	19,100	137	0.7
California	2	100	1,050,700	1,261	6.8
Colorado	3	100	189,800	736	4.0
Connecticut	7	100	28,700	238	1.3
Delaware	2	100	4,300	28	0.2
Florida	9	100	58,600	317	1.7
Georgia	11	100	35,200	324	1.7
Hawaii	—	—	—	—	—
Idaho	2	100	43,300	165	0.9
Illinois	13	100	471,700	1,042	5.6
Indiana	6	100	110,600	320	1.7
Iowa	4	100	39,300	88	0.5
Kansas	13	100	769,200	679	3.7
Kentucky	4	100	71,600	231	1.2
Louisiana	18	100	181,600	521	2.8
Maine	—	—	—	—	—
Maryland	—	—	—	—	—
Massachusetts	13	100	107,700	472	2.5
Michigan	18	100	234,900	844	4.5
Minnesota	1	100	9,00	21	0.1
Mississippi	26	100	1,305,300	1,649	8.9
Missouri	38	100	579,700	1,693	9.1
Montana	1	100	45,800	174	0.9
Nebraska	1	100	8,100	20	0.1
Nevada	6	100	59,900	342	1.8
New Hampshire	4	100	16,100	108	0.6
New Jersey	5	100	47,700	378	2.0
New Mexico	3	100	22,500	81	0.4
New York	3	100	195,600	1,089	5.9
North Carolina	15	100	175,000	577	3.1
North Dakota	3	100	26,400	72	0.4
Ohio	21	100	704,500	944	5.1
Oklahoma	10	100	215,600	397	2.1
Oregon	—	—	—	—	—
Pennsylvania	30	100	111,900	697	3.8
Rhode Island	4	100	14,700	112	0.6
South Carolina	9	100	86,000	488	2.6
South Dakota	1	100	9,200	22	0.1
Tennessee	8	100	148,500	345	1.9
Texas	39	100	418,200	1,092	5.9
Utah	—	—	—	—	—
Vermont	—	—	—	—	—
Virginia	6	100	61,800	192	1.0
Washington	2	100	25,100	96	0.5
West Virginia	1	100	13,300	82	0.4
Wisconsin	3	100	27,700	56	0.3
Wyoming	—	—	—	—	—
Totals/Average	382	100%	7,859,100	$18,610	100.0%

Combined

State	Number of Properties	Percent Leased	Approximate Leasable Square Feet	Total Quarterly Rental Revenue(1)(2)	Percentage of Total Rental Revenue
Alabama	13	100%	131,000	$529	2.2%
Alaska	—	—	—	—	—
Arizona	2	100	23,700	102	0.4
Arkansas	8	100	62,900	182	0.8
California	2	100	1,050,700	1,261	5.3
Colorado	3	100	189,800	736	3.1
Connecticut	9	100	34,300	269	1.1
Delaware	3	100	8,900	51	0.2
Florida	10	100	67,500	331	1.4
Georgia	13	100	56,100	407	1.7
Hawaii	—	—	—	—	—
Idaho	2	100	43,300	165	0.7
Illinois	23	100	549,600	1,344	5.7
Indiana	7	100	130,800	405	1.7
Iowa	5	100	592,300	676	2.9
Kansas	14	100	776,700	686	2.9
Kentucky	5	100	83,700	261	1.1
Louisiana	18	100	181,600	521	2.2
Maine	—	—	—	—	—
Maryland	—	—	—	—	—
Massachusetts	13	100	107,700	472	2.0
Michigan	40	100	359,900	1,556	6.6
Minnesota	1	100	9,000	21	0.1
Mississippi	26	100	1,305,300	1,649	7.0
Missouri	64	100	804,200	1,997	8.4
Montana	1	100	45,800	174	0.7
Nebraska	1	100	8,100	20	0.1
Nevada	6	100	59,900	342	1.5
New Hampshire	6	100	23,000	136	0.6
New Jersey	6	100	79,700	619	2.6
New Mexico	3	100	22,500	81	0.4
New York	16	100	282,600	1,615	6.8
North Carolina	15	100	175,000	577	2.4
North Dakota	3	100	26,400	72	0.3
Ohio	39	100	925,300	1,539	6.5
Oklahoma	12	100	233,600	416	1.8
Oregon	—	—	—	—	—
Pennsylvania	35	100	174,500	963	4.1
Rhode Island	4	100	14,700	112	0.5
South Carolina	11	100	566,000	1,114	4.7
South Dakota	1	100	9,200	22	0.1
Tennessee	9	100	159,200	382	1.6
Texas	41	100	531,800	1,296	5.5
Utah	—	—	—	—	—
Vermont	3	100	12,500	59	0.3
Virginia	7	100	73,100	246	1.0
Washington	2	100	25,100	96	0.4
West Virginia	1	100	13,300	82	0.4
Wisconsin	3	100	27,700	56	0.2
Wyoming	—	—	—	—	—
Totals/Average	506	100%	10,058,000	$23,640	100.0%

(1)	Includes quarterly rental revenue for all properties owned by ARCP at September 30, 2012.
(2)	Includes quarterly rental revenue for all properties owned by ARCT III at September 30, 2012.

Lease Expirations

The following table sets forth certain information regarding the property portfolios and the timing of the lease term expirations (excluding rights to extend a lease at the option of the tenant) on net leased, single-tenant properties (dollars in thousands):

	ARCP(1)
Year	Number of Leases Expiring	Approx. Leasable Sq. Feet	Quarterly Rental Revenue	Percentage of Quarterly Rental Revenue	Annualized Rental Revenue(3)	Percentage of Annualized Rental Revenue
2012	—	—	$—	—%	$—	—%
2013	—	—	—	—	—	—
2014	3	23,800	23	0.5	91	0.5
2015	14	130,700	206	4.1	823	4.1
2016	8	74,900	170	3.4	680	3.4
2017	38	470,400	1,218	24.2	4,873	24.2
2018	28	794,500	1,697	33.7	6,789	33.7
2019	20	132,100	858	17.1	3,432	17.1
2020	2	19,100	62	1.2	248	1.2
2021	5	42,400	141	2.8	566	2.8
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	2	18,100	36	0.7	144	0.7
2025	3	27,300	54	1.1	216	1.1
2026	—	—	—	—	—	—
2027 – 2038	1	465,000	565	11.2	2,258	11.2
Totals	124	2,198,900	$5,030	100.0%	$20,120	100.0%

	ARCT III(2)
Year	Number of Leases Expiring	Approx. Leasable Sq. Feet	Quarterly Rental Revenue	Percentage of Quarterly Rental Revenue	Annualized Rental Revenue(3)	Percentage of Annualized Rental Revenue
2012	—	—	$—	—%	$—	—%
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018	2	11,400	50	0.3	200	0.3
2019	3	23,300	70	0.4	280	0.4
2020	12	76,500	479	2.6	1,916	2.6
2021	22	726,500	2,060	11.1	8,240	11.1
2022	64	1,739,200	2,547	13.7	10,187	13.7
2023	15	1,748,700	2,763	14.8	11,051	14.8
2024	17	1,178,500	1,881	10.1	7,525	10.1
2025	65	473,400	1,714	9.2	6,856	9.2
2026	50	511,000	1,511	8.1	6,046	8.1
2027 – 2038	132	1,370,600	5,535	29.7	22,139	29.7
Totals	382	7,859,100	$18,610	100.0%	$74,440	100.0%

	Combined(1)(2)
Year	Number of Leases Expiring	Approx. Leasable Sq. Feet	Quarterly Rental Revenue	Percentage of Quarterly Rental Revenue	Annualized Rental Revenue(3)	Percentage of Annualized Rental Revenue
2012	—	—	$—	—%	$—	—%
2013	—	—	—	—	—	—
2014	3	23,800	23	0.1	91	0.1
2015	14	130,700	206	0.9	823	0.9
2016	8	74,900	170	0.7	680	0.7
2017	38	470,400	1,218	5.1	4,873	5.1
2018	30	805,900	1,747	7.4	6,989	7.4
2019	23	155,400	928	3.9	3,712	3.9
2020	14	95,600	541	2.3	2,164	2.3
2021	27	768,900	2,201	9.3	8,806	9.3
2022	64	1,739,200	2,547	10.8	10,187	10.8
2023	15	1,748,700	2,763	11.7	11,051	11.7
2024	19	1,196,600	1,917	8.1	7,669	8.1
2025	68	500,700	1,768	7.5	7,072	7.5
2026	50	511,000	1,511	6.4	6,046	6.4
2027 – 2038	133	1,836,200	6,100	25.8	24,397	25.8
Totals	506	10,058,000	$23,640	100.0%	$94,560	100.0%

(1)	The ARCP information represents rental revenue for the properties owned at September 30, 2012.
(2)	The ARCT III information represents rental revenue for the properties owned at September 30, 2012.
(3)	Annualized rental revenue for net leases is rental revenue annualized on a straight-line basis for properties held as of September 30, 2012, which includes the effect of tenant concessions such as free rent, as applicable. For modified gross leased properties, the amount is rental income on a straight-line basis as of September 30, 2012, which includes the effect of tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses.

DESCRIPTION OF ARCP SHARES

The following contains a summary of certain material provisions of ARCP’s charter and bylaws relating to the shares of ARCP common stock. The following description of the shares of ARCP common stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to ARCP’s charter (including the applicable articles supplementary designating the terms of a class or series of preferred stock) and bylaws.

General

ARCP’s charter authorizes ARCP to issue up to 350.0 million shares, consisting of 240.0 million shares of common stock, par value $0.01 per share, 10.0 million shares of Manager’s Stock, par value $0.01 per share, and 100.0 million shares of preferred stock, par value $0.01 per share, 545,454 shares of which have been classified and designated as Series A Convertible Preferred Stock and 283,018 shares of which have been classified and designated as Series B Convertible Preferred Stock. As of the consummation of the merger, ARCP expects approximately 128,863,672 shares of ARCP common stock will be issued and outstanding. The ARCP Board, with the approval of a majority of the entire board of directors and without any action taken by ARCP stockholders, may amend ARCP’s charter from time to time to increase or decrease the aggregate number of ARCP’s authorized shares or the number of shares of any class or series that ARCP has the authority to issue. Under Maryland law, stockholders are not generally liable for ARCP’s debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of ARCP’s stock and to the provisions of ARCP’s charter relating to the restrictions on ownership and transfer of ARCP’s stock, the holders of ARCP common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by the ARCP Board and declared by ARCP; and
•	are entitled to share ratably in all of ARCP’s assets available for distribution to holders of ARCP common stock upon liquidation, dissolution or winding up of ARCP’s affairs.

Upon issuance for full payment therefor, all common stock issued by ARCP will be fully paid and non-assessable. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of ARCP common stock. Holders of ARCP common stock generally will have no appraisal rights.

Subject to the provisions of ARCP’s charter relating to the restrictions on ownership and transfer of ARCP’s stock and except as may otherwise be provided in the terms of any class or series of common stock, holders of ARCP common stock are entitled to one vote per share on all matters on which holders of ARCP common stock are entitled to vote at all meetings of ARCP stockholders. The holders of ARCP common stock do not have cumulative voting rights.

The holders of ARCP common stock shall vote together with the holders of shares of Manager’s Stock as a single class on all matters. Holders of shares of ARCP common stock shall be entitled to vote for the election of directors. Directors may be removed from office, with or without cause, by the affirmative vote of stockholders entitled to cast not less than 66 2/3% of the total votes entitled to be cast generally in the election of directors. Vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum). Any director elected to fill a vacancy will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

Power to Reclassify Shares of ARCP’s Stock

The ARCP Board may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over ARCP common stock with respect to voting rights, distributions or upon liquidation, and authorize ARCP to issue the newly classified shares. Prior to the issuance of shares of each class or series, the ARCP Board is required by the MGCL and ARCP’s charter to set, subject to the provisions of ARCP’s charter regarding the restrictions on ownership and transfer of ARCP’s stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of ARCP’s stock or the rules of any stock exchange or automated quotation system on which ARCP’s securities may be listed or traded.

Power to Increase Authorized Stock and Issue Additional Shares of ARCP’s Common Stock and Preferred Stock

ARCP believes that the power of its board of directors to amend the charter from time to time to increase the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that ARCP has the authority to issue, to issue additional authorized but unissued shares of ARCP common stock or preferred stock and to classify or reclassify unissued shares of ARCP common stock or preferred stock into other classes or series of stock and thereafter to cause ARCP to issue such classified or reclassified shares of stock will provide ARCP with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Shares of additional classes or series of stock, as well as additional shares of common stock, will be available for issuance without further action by ARCP’s stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which ARCP’s securities are then listed or traded. Although the ARCP Board does not intend to do so, it could authorize ARCP to issue a class or series of common stock or preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of ARCP that might involve a premium price for ARCP’s stockholders or otherwise be in their best interest.

Restrictions on Transfer and Ownership of Stock

In order for ARCP to qualify as a REIT under the Code, shares of ARCP’s stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Code, a REIT cannot be “closely held.” In this regard, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

ARCP’s charter contains restrictions on the ownership and transfer of shares of ARCP’s common stock and other outstanding shares of stock. The relevant sections of ARCP’s charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value of the aggregate of ARCP’s outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s shares of stock; we refer to these limitations as the “ownership limits.” The ARCP Board granted ARC an exemption from these ownership limits, effective as of January 1, 2011, in connection with ARC’s purchase of shares of ARCP common stock in ARCP’s IPO. In addition, consistent with ARCP’s charter, the ARCP Board has increased the ownership limits as they apply to ARC and its affiliates to no more than 28.0%, and has further limited the ownership limits as they apply to everyone else to 5.25%, in value of the aggregate of ARCP’s outstanding shares of stock and in value or in number of shares, whichever is more restrictive, of any class or series of ARCP’s shares of stock.

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 5.25% (or, in the case of ARC, 28.0%) in value of the aggregate of ARCP’s outstanding shares of stock and 5.25% (or, in the case of ARC, 28.0%) (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s shares of stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of ARCP’s stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

The ARCP Board may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits or establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause ARCP to fail to qualify as a REIT. In order to be considered by the ARCP Board for exemption, a person also must not own, actually or constructively, an interest in one of ARCP’s tenants (or a tenant of any entity which ARCP owns or controls) that would cause ARCP to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by ARCP from such tenant is sufficiently small that, in the opinion of the ARCP Board, rent from such tenant would not adversely affect ARCP’s ability to qualify as a REIT. The person seeking an exemption must represent and covenant to the satisfaction of the ARCP Board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of granting an exemption or creating an excepted holder limit, the ARCP Board may, but is not be required to, obtain an opinion of counsel or Internal Revenue Service, which we refer to as the IRS, ruling satisfactory to the ARCP Board with respect to ARCP’s qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate. Consistent with ARCP’s charter, the ARCP Board has granted an exemption from the ownership limits and established an excepted holder limit with respect to the holder of ARCP’s Series A Convertible Preferred Stock as it relates to all outstanding shares of Series A Convertible Preferred Stock and the shares of ARCP common stock owned by the equity owner of such holder.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, the ARCP Board may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of shares of ARCP’s stock is in excess of such decreased limits until such person’s percentage ownership of shares of ARCP’s stock equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of shares of ARCP’s stock in excess of such percentage ownership will be in violation of the applicable limits. The ARCP Board may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares of ARCP’s stock then outstanding. Prior to any modification of the ownership limits, the ARCP Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure ARCP’s qualification as a REIT.

ARCP’s charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of ARCP’s stock that would result in ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause ARCP to fail to qualify as a REIT; and
•	any person from transferring shares of ARCP’s stock if such transfer would result in shares of ARCP’s stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of ARCP’s stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of ARCP’s stock will be required to immediately give written notice to ARCP or, in the case of a proposed or attempted transaction, give at least 15 days’ prior written notice to ARCP, and provide ARCP with such other information as ARCP may request in order to determine the effect of such transfer on ARCP’s qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of ARCP’s stock will not apply if the ARCP Board determines that it is no longer in ARCP’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions on ownership and transfer of ARCP’s stock is no longer required in order for ARCP to qualify as a REIT.

If any transfer of shares of ARCP’s stock would result in shares of ARCP’s stock being beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of ARCP’s stock or any other event would otherwise result in:

•	any person violating the ownership limits or such other limit established by the ARCP Board; or
•	ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause ARCP to violate such restrictions will automatically be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by ARCP, and the intended transferee will acquire no rights in such shares. The transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the charitable trust. A person who, but for the transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred is referred to as a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in ARCP’s charter, then the charter provides that the transfer of the shares will be void from the time of such purported transfer.

Shares of stock transferred to a charitable trust are deemed offered for sale to ARCP, or ARCP’s designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares of stock at market price, defined generally as the last reported sales price reported on NASDAQ (or other applicable exchange), the market price per share of such stock on the day of the event which resulted in the transfer of such shares of stock to the charitable trust) and (2) the market price on the date ARCP, or ARCP’s designee, accept such offer. ARCP may reduce the amount payable to the charitable trust by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust as described below. ARCP may pay the amount of such reduction to the charitable trust for the benefit of the charitable beneficiary. ARCP have the right to accept such offer until the trustee of the charitable trust has sold the shares held in the charitable trust as discussed below. Upon a sale to ARCP, the interest of the charitable beneficiary in the shares sold terminates, and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner.

If ARCP does not buy the shares, the charitable trustee must, within 20 days of receiving notice from ARCP of the transfer of the shares to the charitable trust, sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of ARCP’s stock described above. After that, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at market price, the market price per share of such stock on the day of the event that resulted in the transfer to the charitable trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trust for the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to discovery by ARCP that shares of stock have been transferred to a charitable trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trust upon demand by the charitable trustee. The prohibited owner will have no rights in the shares held by the charitable trust.

The charitable trustee will be designated by ARCP and will be unaffiliated with ARCP and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the charitable beneficiary, all distributions made by ARCP with respect to such shares and may also exercise all voting rights with respect to such shares. Any dividend or other distribution paid prior to ARCP’s discovery that shares of stock have been transferred to the charitable trust will be paid by the recipient to the charitable trust upon demand by the charitable trustee. These rights will be exercised for the exclusive benefit of the charitable beneficiary.

Subject to the MGCL, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to ARCP’s discovery that the shares have been transferred to the charitable trust; and
•	to recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the charitable beneficiary.

However, if ARCP has already taken irreversible action, then the charitable trustee may not rescind and recast the vote.

If the ARCP Board determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of ARCP’s stock set forth in ARCP’s charter, the ARCP Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing ARCP to redeem shares of stock, refusing to give effect to the transfer on ARCP’s books or instituting proceedings to enjoin the transfer.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of all classes or series of ARCP’s stock, including common stock, will be required to give written notice to ARCP within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of ARCP’s stock that the person beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to ARCP such additional information as ARCP may request in order to determine the effect, if any, of such beneficial ownership on ARCP’s qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will, upon demand, be required to provide to ARCP such information as ARCP may request, in good faith, in order to determine ARCP’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of ARCP’s stock, or any written statements of information delivered in lieu of certificates, will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of ARCP’s stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for ARCP common stock or otherwise be in the best interest of ARCP’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for ARCP’s common stock is Computershare Trust Company, N.A.

Listing

ARCP’s shares of common stock are listed on NASDAQ under the symbol “ARCP.” ARCP will apply to have the new shares of ARCP common stock to be issued in connection with the merger listed on the NASDAQ upon the consummation of the merger. If the merger is completed, shares of ARCT III common stock will be deregistered under the Exchange Act.

THE ARCP SPECIAL MEETING

Date, Time, Place and Purpose of ARCP’s Special Meeting

The special meeting of the stockholders of ARCP will be held at   , located at   , on   , commencing at   , local time. The purpose of ARCP’s special meeting is:

1.	to consider and vote on a proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement; and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

Recommendation of the ARCP Board

The ARCP Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement and the merger, including the issuance of ARCP common stock in connection with the merger, are advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby; and (iii) approved the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement. The ARCP Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that you vote FOR the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 66.

Record Date; Who Can Vote at ARCP’s Special Meeting

The ARCP Board has fixed the close of business on January 4, 2013, as the record date for determination of ARCP stockholders entitled to receive notice of, and to vote at, ARCP’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of ARCP common stock at the close of business on the record date are entitled to receive notice of, and to vote at, ARCP’s special meeting. As of the record date, there were 11,157,643 shares of ARCP common stock outstanding and entitled to be voted at ARCP’s special meeting, held by approximately 132 holders of record.

Each share of ARCP common stock is entitled to one vote on the proposals to approve issuance of shares of ARCP common stock pursuant to the merger agreement and to solicit additional proxies.

Vote Required for Approval; Quorum

Approval of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the votes cast on such proposal.

ARCP’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at ARCP’s special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Abstentions will be counted in determining the presence of a quorum, but broker non-votes will not be counted in determining the presence of a quorum. Abstentions will have no effect on the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement or the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. Broker non-votes will also have no effect on such proposals as long as a quorum is present at the meeting.

Manner of Authorizing Proxy

ARCP stockholders may submit their votes for or against the proposals submitted at ARCP’s special meeting in person or by proxy. ARCP stockholders may be able to authorize a proxy in the following ways:

•	Internet. ARCP stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.
•	Telephone. ARCP stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.
•	Mail. ARCP stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

ARCP stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which ARCP stockholders authorize a proxy will in no way limit their right to vote at ARCP’s special meeting if they later decide to attend the meeting and vote in person. If shares of ARCP common stock are held in the name of a broker or other nominee, ARCP stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at ARCP’s special meeting.

All shares of ARCP common stock entitled to vote and represented by properly completed proxies received prior to ARCP’s special meeting, and not revoked, will be voted at ARCP’s special meeting as instructed on the proxies. If ARCP stockholders of record do not indicate how their shares of ARCP common stock should be voted on a proposal, the shares of ARCP common stock represented by their properly executed proxy will be voted as the ARCP Board (with Messrs. Schorsch and Weil abstaining) recommends and therefore FOR the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock pursuant to the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCP common stock will NOT be voted and will be considered broker non-votes.

Shares Held in “Street Name”

If ARCP stockholders hold shares of ARCP common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If ARCP stockholders hold shares of ARCP common stock in an account of a broker or other nominee and attend ARCP’s special meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of ARCP common stock and authorizing them to vote.

Shares of ARCP common stock held by brokers and other nominees will NOT be voted unless such ARCP stockholders instruct such brokers or other nominees how to vote.

Revocation of Proxies or Voting Instructions

ARCP stockholders of record may change their vote or revoke their proxy at any time before it is exercised at ARCP’s special meeting by:

•	submitting notice in writing to ARCP’s Secretary at American Realty Capital Properties, Inc., 405 Park Avenue, 15th Floor, New York, New York 10022, that you are revoking your proxy;
•	executing and delivering a later-dated proxy card or authorizing a later-dated proxy by telephone or on the Internet; or
•	voting in person at ARCP’s special meeting.

Attending ARCP’s special meeting without voting will not revoke your proxy.

ARCP stockholders who hold shares of ARCP common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Tabulation of the Votes

ARCP will appoint an Inspector of Election for ARCP’s special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

ARCP will pay the cost of soliciting proxies.  Directors, officers and employees of ARCP may solicit proxies on behalf of ARCP in person or by telephone, facsimile or other means, for which they will not receive any additional compensation. ARCP has engaged Innisfree M&A Incorporated to assist it in the solicitation of proxies. ARCP has agreed to pay Innisfree M&A Incorporated a fee not expected to exceed $50,000, which includes the payment of certain fees and expenses for its services to solicit proxies.

In accordance with the regulations of the SEC and the NASDAQ, ARCP also will reimburse brokerage firms, and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of ARCP common stock.

PROPOSALS SUBMITTED TO ARCP STOCKHOLDERS

Share Issuance Proposal

(Proposal 1 on the ARCP Proxy Card)

If the merger is consummated pursuant to the merger agreement, ARCT III stockholders will receive, at the election of such stockholders, 0.95 of a share of ARCP common stock or $12.00 in cash for each share of ARCT III common stock held by ARCT III stockholders at the effective time of the merger, but in no event will the aggregate cash consideration be paid on more than 30% of the shares of ARCT III common stock issued and outstanding as of immediately prior to the consummation of the merger.

Under the NASDAQ Stock Market Rules, a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of securities if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of twenty percent (20%) of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed pursuant to the merger agreement, we estimate that ARCP will issue or reserve for issuance approximately 168,533,689 shares of ARCP common stock in connection with the merger which is the maximum number of shares of ARCP common stock which would be issued if 100% of the merger consideration is elected by ARCT III stockholders to be received in shares of ARCP common stock. On an as-converted basis, the aggregate number of shares of ARCP common stock that ARCP will issue in the merger will exceed 20% of the shares of ARCP common stock outstanding before such issuance, and for this reason, ARCP must obtain the approval of ARCP stockholders for the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

The approval of this proposal by ARCP stockholders is a condition to the consummation of the merger. In the event this proposal is not approved by ARCP stockholders, the merger cannot be consummated. In the event this proposal is approved by ARCP stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement, ARCP will not issue the shares of ARCP common stock.

ARCP is asking ARCP stockholders to approve the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger agreement.

Approval of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal.

Recommendation of the ARCP Board

The ARCP Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCP stockholders vote “FOR” the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

ARCP Adjournment Proposal

(Proposal 2 on the ARCP Proxy Card)

ARCP’s special meeting may be adjourned to another time or place, if necessary or appropriate, to permit further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

If, at ARCP’s special meeting, the number of shares of ARCP common stock present or represented and voting in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement is insufficient to approve the proposal, ARCP intends to move to adjourn ARCP’s special meeting in order to enable the ARCP Board to solicit additional proxies for approval of the proposal.

ARCP is asking ARCP stockholders to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the votes cast on such proposal.

Recommendation of the ARCP Board

The ARCP Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCP stockholders vote “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

THE ARCT III SPECIAL MEETING

Date, Time, Place and Purpose of ARCT III’s Special Meeting

The special meeting of the stockholders of ARCT III will be held at   , located at   , on   , commencing at   , local time. The purpose of ARCT III’s special meeting is:

1.	to consider and vote on a proposal to approve the merger and the other transactions contemplated by the merger agreement; and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Recommendation of the ARCT III Board

The ARCT III Board has unanimously (with Messrs. Schorsch and Weil abstaining) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT III and its stockholders, and has approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement. The ARCT III Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the ARCT III Board and Its Reasons for the Merger” beginning on page 70.

Record Date; Who Can Vote at ARCT III’s Special Meeting

Only holders of record of ARCT III common stock at the close of business on January 4, 2013, ARCT III’s record date, are entitled to notice of, and to vote at, ARCT III’s special meeting and any postponement or adjournment of the special meeting. ARCT III’s charter provides that, with respect to shares of ARCT III common stock owned by the ARCT III Advisor, any director of ARCT III or any of their respective affiliates, neither the ARCT III Advisor, the directors of ARCT III nor their affiliates may vote on matters submitted to the ARCT III stockholders regarding any transaction between ARCT III and any of them. As of the record date, there were 177,345,419 shares of ARCT III common stock outstanding and entitled to be voted at ARCT III’s special meeting, held by approximately 38,021 holders of record. Each share of ARCT III common stock outstanding on ARCT III’s record date is entitled to one vote on each proposal at ARCT III’s special meeting except for those not entitled to vote on the merger pursuant to ARCT III’s charter.

Vote Required for Approval; Quorum

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT III common stock entitled to vote on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

ARCT III’s charter and bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the ARCT III special meeting for purposes of determining whether a quorum is present.

Abstentions

Abstentions will be counted in determining the presence of a quorum and will have the same effect as votes cast AGAINST the proposal to approve the merger and the other transactions contemplated by the merger agreement. However, abstentions will have no effect on the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Manner of Authorizing Proxy

ARCT III stockholders may submit their votes for or against the proposals submitted at ARCT III’s special meeting in person or by proxy. ARCT III stockholders may authorize a proxy in the following ways:

•	Internet. ARCT III stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.
•	Telephone. ARCT III stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.
•	Mail. ARCT III stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

ARCT III stockholders should refer to their proxy card or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which ARCT III stockholders authorize a proxy will in no way limit their right to vote at ARCT III’s special meeting if they later decide to attend the meeting in person. If ARCT III stockholders’ shares of ARCT III common stock are held in the name of a broker or other nominee, ARCT III stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at ARCT III’s special meeting.

All shares of ARCT III common stock entitled to vote and represented by properly completed proxies received prior to ARCT III’s special meeting, and not revoked, will be voted at ARCT III’s special meeting as instructed on the proxies. If ARCT III stockholders of record do not indicate how their shares of ARCT III common stock should be voted on a matter, the shares of ARCT III common stock represented by their properly executed proxy will be voted as the ARCT III Board (with Messrs. Schorsch and Weil abstaining) recommends and, therefore, FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. If you do not authorize a proxy or provide voting instructions to your broker or other nominee, your shares of ARCT III common stock will NOT be voted.

Revocation of Proxies or Voting Instructions

ARCT III stockholders of record may change their vote or revoke their proxy at any time before it is exercised at ARCT III’s special meeting by:

•	submitting notice in writing to ARCT III’s Secretary at American Realty Capital Trust III, Inc., 405 Park Avenue, 15th Floor, New York, New York 10022, that you are revoking your proxy;
•	executing and delivering a later-dated proxy card or authorizing a later-dated proxy by telephone or on the Internet; or
•	voting in person at ARCT III’s special meeting.

Attending ARCT III’s special meeting without voting will not revoke your proxy.

ARCT III stockholders who voted for the merger may change their election to receive either shares of ARCP common stock or cash in the merger by delivering a written notice to the exchange agent at    prior to the election deadline, accompanied by a revised form of election.

Solicitation of Proxies

The solicitation of proxies from ARCT III stockholders is made on behalf of the ARCT III Board. ARCT III will pay the cost of soliciting proxies from ARCT III stockholders. Directors, officers and employees of ARCT III may solicit proxies on behalf of ARCT III in person or by telephone, facsimile or other means, but will not receive any additional compensation for doing so. ARCT III has engaged Innisfree M&A Incorporated to assist it in the solicitation of proxies. ARCT III has agreed to pay Innisfree M&A Incorporated a fee not expected to exceed $100,000, which includes the payment of certain fees and expenses for its services to solicit proxies.

In accordance with the regulations of the SEC, ARCT III also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of ARCT III common stock.

PROPOSALS SUBMITTED TO ARCT III STOCKHOLDERS

Merger Proposal

(Proposal 1 on the ARCT III Proxy Card)

ARCT III stockholders are asked to approve the merger and the other transactions contemplated by the merger agreement. For a summary and detailed information regarding this proposal to approve the merger and the other transactions contemplated by the merger agreement, see the information about the merger agreement and the merger throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 60 and “The Merger Agreement” beginning on page 120. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

ARCT III is requesting that ARCT III stockholders approve the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT III common stock entitled to vote on such proposal.

Recommendation of the ARCT III Board

The ARCT III Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT III and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement. The ARCT III Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement.

ARCT III Adjournment Proposal

(Proposal 2 on the ARCT III Proxy Card)

ARCT III’s special meeting may be adjourned to another time or place, if necessary or appropriate, to permit further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

If, at ARCT III’s special meeting, the number of shares of ARCT III common stock present or represented by proxy and voting in favor of the merger proposal is insufficient to approve the proposal to approve the merger and the other transactions contemplated by the merger agreement, ARCT III intends to move to adjourn ARCT III’s special meeting to a date not more than 120 days after the record date for the special meeting in order to enable the ARCT III Board to solicit additional proxies for approval of the proposal.

ARCT III is requesting that ARCT III stockholders approve the adjournment of ARCT III’s special meeting, if necessary or appropriate, to another time and place for the purpose of soliciting additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Recommendation of the ARCT III Board

The ARCT III Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends ARCT III stockholders vote “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

THE MERGER

The following is a description of the material aspects of the merger. While ARCP and ARCT III believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to ARCP stockholders and ARCT III stockholders. ARCP and ARCT III encourage ARCP stockholders and ARCT III stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A and incorporated herein by reference, for a more complete understanding of the merger. Pursuant to the merger agreement, the ARCT III OP will merge with and into the ARCP OP, with the ARCP OP being the surviving entity. The foregoing is referred to as the “partnership merger.” Unless context suggests otherwise, “mergers” refers to the merger of ARCT III and Merger Sub and the partnership merger.

General

The ARCP Board and the ARCT III Board have each unanimously (with Messrs. Schorsch and Weil abstaining) approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement. In the merger, ARCT III will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of ARCP. ARCT III stockholders will receive the merger consideration described below under “The Merger Agreement — Merger Consideration; Conversion or Cancellation of Shares in the Merger.”

The ARCP Board has approved, effective upon the closing of the merger, the expansion of the size of the ARCP Board to up to seven directors from five directors, a majority of which will continue to be independent directors, and to reconstitute the ARCP Board such that, following the merger, the ARCP Board will be comprised of two of ARCP’s current independent directors, two of ARCT III’s current independent directors and up to three ARC-affiliated directors. All of ARCT III’s officers are officers of ARCP and ARCP will continue to be managed by its management team.

ARCT III’s portfolio focuses on entering into (or assuming) long-term lease arrangements and targets assets at or below replacement cost, while ARCP focuses on entering into (or assuming) medium-term leases and purchasing properties with vintage in-place rents at valuations significantly below replacement cost. The surviving entity in the merger will own a portfolio that uniquely combines ARCT III’s portfolio of properties with stable income from high credit quality tenants, with ARCP’s portfolio, which has substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

Background of the Merger

ARCT III was incorporated on October 15, 2010 as a non-exchange traded, externally-advised REIT with a focus on the acquisition and operation of free standing, single tenant commercial real estate properties net leased on a long-term basis to investment grade credit rated and other creditworthy tenants. On March 31, 2011, ARCT III commenced an IPO on a “best efforts” basis to sell up to 150.0 million shares of common stock, $0.01 par value per share, at a price of $10.00 per share, subject to certain volume and other discounts. In August 2011, ARCT III raised total gross proceeds in the amount of approximately $2.0 million, sufficient to break escrow, broke escrow and issued approximately 0.2 million shares of common stock to its initial investors who were admitted as stockholders. ARCT III’s IPO was scheduled to continue until June 2013 unless 150.0 million shares were sold earlier.

In June 2012, when ARCT III had raised approximately $830 million through its IPO, ARCT III announced that it expected to be closed to new investments in September 2012. In addition, because of the relatively stable nature of the assets owned and operated by ARCT III, including the fact that such assets were primarily net leased to tenants subject to long-term leases, the ARCT III Board and ARCT III’s management were of the view that continuing to hold ARCT III’s assets and maintaining ARCT III’s medium-term strategy as a non-traded REIT following the completion of its offering of common stock would not likely maximize value for its stockholders. In light of the foregoing, it was the view of ARCT III’s management that ARCT III should undertake an evaluation of strategic alternatives in order to maximize stockholder value. Accordingly, the ARCT III Board directed management to identify financial advisors and legal counsel who would be appropriate to assist in an analysis of the potential strategic alternatives available to ARCT III. ARCT III’s management subsequently interviewed various investment banks to act as ARCT III’s financial advisor, using criteria that included, among other things, an investment bank’s institutional knowledge of the non-exchange traded and listed REIT industries, its capacity to provide the functions of a full service investment bank and the investment banking team’s past experience advising other companies in connection with similar transactions. Based upon these criteria, four investment banks were selected to present before the ARCT III Board.

In furtherance of the foregoing, at meetings of the ARCT III Board held on June 19, 2012 and June 20, 2012, four investment banks with significant experience advising REITs, including UBS, were invited to give separate presentations regarding their qualifications. At the conclusion of the presentations, the ARCT III independent directors instructed ARCT III’s management to proceed with negotiations with the top two investment bank candidates. The ARCT III independent directors also approved the engagement of Weil, Gotshal & Manges, LLP as ARCT III’s special M&A legal counsel in connection with an evaluation of potential strategic alternatives available to ARCT III and continued engagement of Proskauer Rose LLP as general corporate counsel. The ARCT III Board discussed continued negotiations with the lead investment bank candidates at its board meetings held on July 3, 10, 17, 24 and 31, 2012, and at a board meeting held on August 7, 2012, the ARCT III independent directors selected UBS as its financial advisor in connection with an evaluation of potential strategic alternatives available to ARCT III. Throughout the process of considering strategic alternatives, the ARCT III Board and the ARCT III independent directors consulted with ARCT III’s management, ARCT III’s legal counsel regarding legal matters and with ARCT III’s financial advisor regarding financial matters. Following their appointment, representatives of ARCT III’s financial advisor began the process of analyzing potential strategic alternatives for ARCT III.

On October 16, 2012, the ARCP Board appointed its current slate of independent directors.

Beginning in October 2012, representatives of ARCT III’s financial advisor, at the direction of the ARCT III independent directors, contacted two potential bidders regarding their interest in engaging in a strategic transaction with ARCT III, one of which had previously contacted the ARCT III Advisor regarding such a strategic transaction, a publicly traded REIT, which we refer to as Bidder A. Such third parties were selected based on, among other things, ability to consummate a transaction of the size suggested by ARCT III’s value, strategic imperative, liquidity, common investment objectives or strategy, perceived decision making efficiency, experience and track record. On October 19, 2012, Bidder A executed a confidentiality agreement and was subsequently provided access to ARCT III’s online data room in early November 2012, which contained certain non-public information concerning ARCT III’s business and operations. ARCT III’s financial advisor continued discussions with the potential bidders.

At a meeting of the ARCT III Board on October 26, 2012, representatives of ARCT III’s financial advisor provided the ARCT III Board with a summary of potential strategic alternatives available to ARCT III, including a merger with ARCP, a merger or sale to another third party public REIT, a share listing or the maintenance of the status quo as a non-exchange traded REIT. At the conclusion of the meeting, the ARCT III independent directors directed ARCT III’s financial advisor to proceed with additional analysis regarding potential strategic alternatives.

At a meeting of the ARCP Board on October 26, 2012, ARCP’s management conveyed to the ARCP Board that it had received an indication from ARCT III that ARCT III would be interested in having ARCP bid for all of the outstanding common stock of ARCT III. ARCP’s management advised the ARCP independent directors that in connection with the consideration of any such potential strategic transaction, the ARCP Board should interview and engage external legal and financial advisors. At the conclusion of the meeting, the ARCP Board excluding Messrs. Schorsch and Weil, which we refer to as the ARCP independent directors, authorized ARCP management to interview potential financial advisors and to recommend external legal counsel for consideration by the ARCP Board. ARCP’s management subsequently interviewed various investment banks to act as ARCP’s financial advisor, using criteria that included, among other things, an investment bank’s institutional knowledge of the non-exchange traded and listed REIT industries, its capacity to provide the functions of a full service investment bank and the investment banking team’s past experience advising other companies in connection with similar transactions. Based upon these criteria, two investment banks were selected to meet with the ARCP Board.

At a meeting of the ARCP Board on October 31, 2012, the ARCP independent directors approved the engagement of Duane Morris LLP as ARCP’s special M&A legal counsel in connection with a potential transaction with ARCT III and the continued engagement of Proskauer Rose LLP as general corporate counsel. ARCP’s management presented the ARCP Board with preliminary information relating to the potential transaction with ARCT III, including information regarding combined tenant diversity and composition, industry diversity, lease maturity, and the rationale for such a potential transaction. Two potential financial advisors, including BofA Merrill Lynch, discussed with the ARCP Board their qualifications to act as ARCP’s financial advisor in connection with a potential transaction with ARCT III. Following discussions with such potential financial advisors and the ARCP Board, the ARCP independent directors authorized management to engage BofA Merrill Lynch as ARCP’s financial advisor. Throughout the process of considering the potential transaction with ARCT III, the ARCP Board and the ARCP independent directors consulted with ARCP’s management, ARCP’s legal counsel regarding legal matters and with ARCP’s financial advisor regarding financial matters.

At a meeting of the ARCT III Board on November 1, 2012, representatives of ARCT III’s financial advisor provided the ARCT III Board with a further analysis of a possible combination of ARCT III with ARCP. At the conclusion of the meeting, the ARCT III independent directors approved sending a letter to ARCP regarding a potential combination between ARCP and ARCT III.

On November 2, 2012, a representative of ARCT III’s legal counsel, on behalf of the ARCT III independent directors, sent a non-binding letter from ARCT III to the ARCP Board, expressing interest in a potential combination between ARCP and ARCT III. Consistent with the ARCT III Board’s review of other publicly traded REITs and its analysis of industry compensation, as well as the quality and size of ARCT III’s portfolio and ARCT III’s capitalization as compared to ARCP, the ARCT III proposal provided for:

•	an acquisition by ARCP of 100% of ARCT III’s outstanding common stock in exchange for ARCP common stock and cash;
•	the elimination of acquisition and financing fees;
•	the internalization of accounting, leasing and other management functions to reduce general and administrative expenses;
•	the reduction of asset management fees from 50 basis points to 40 basis points for assets over $3 billion for the combined company;
•	board representation for ARCT III stockholders in the combined company;
•	flexibility by either ARCP or ARCT III to consider other strategic alternatives, and accordingly, ARCT III expected customary and mutual non-solicit provisions, “fiduciary out” termination rights with no termination fees and limited expense reimbursement provisions; and
•	entering into an exclusivity agreement with ARCT III for a short period.

ARCT III’s letter did not propose a price at which the shares of ARCT III’s common stock would be acquired. The proposed fee reductions and internalization would represent a realization of annual general and administrative cost savings of up to $48.0 million over the medium-term.

On November 2, 2012, the ARCP independent directors met in executive session to discuss ARCT III’s letter to the ARCP Board and the proposed transaction with ARCT III. The ARCP independent directors considered the terms proposed by ARCT III’s letter, including the flexibility provided for the consideration of strategic alternatives, the customary and mutual non-solicit provisions and the fiduciary out termination rights with no termination fees and limited expense reimbursement provisions. The ARCP independent directors concluded that the proposed transaction merited review by the ARCP Board and determined to recommend to the ARCP Board that ARCP respond to ARCT III’s letter affirmatively and that a representative of ARCP’s legal counsel, on behalf of the ARCP independent directors, send a letter to the ARCT III Board suggesting that ARCP and ARCT III enter into an exclusivity agreement for a period of three to four weeks, during which period ARCP and ARCT III would explore the terms and conditions of a potential definitive agreement.

On November 4, 2012, the ARCP Board met to discuss the potential transaction between ARCP and ARCT III and possible responses to ARCT III’s November 2nd letter. The ARCP independent directors discussed with the ARCP Board their conclusion that the transaction proposed by ARCT III’s November 2nd letter presented an opportunity for ARCP stockholders and, in consultation with ARCP’s legal counsel, recommended to the ARCP Board that it prepare an affirmative response letter. The ARCP Board also discussed amendments to ARCP’s management agreement that might be required in the event that a transaction with ARCT III were pursued. The ARCP Board approved having a representative of ARCP’s legal counsel, on behalf of the ARCP independent directors, send a non-binding letter to ARCT III outlining, among other things, the proposed terms of an exclusivity period during which ARCP and ARCT III would explore a potential transaction.

On November 4, 2012, a representative of ARCP’s legal counsel, on behalf of the ARCP Board, sent a non-binding letter from ARCP to the ARCT III Board in response to ARCT III’s November 2nd letter. In the letter, ARCP welcomed the opportunity to discuss the possibility of combining ARCP and ARCT III and requested clarification on certain matters in ARCT III’s November 2nd letter. ARCP also indicated that it was prepared to grant exclusivity to ARCT III for four weeks to negotiate a transaction, but that ARCP would expect the exclusivity to be mutual to both parties rather than to ARCP only.

At a meeting of the ARCT III Board on November 5, 2012, representatives of ARCT III’s financial advisor updated the ARCT III Board on the status of the interest of the potential bidders and indicated that Bidder A had previously executed a confidentiality agreement and was undertaking its analysis of ARCT III and its portfolio and a publicly traded REIT, which we refer to as Bidder B, was in the process of negotiating a confidentiality agreement. The ARCT III Board then discussed, together with its financial advisors and legal counsel, and approved a response letter to ARCP’s November 4th letter.

On November 6, 2012, a representative of ARCT III’s legal counsel, on behalf of the ARCT III independent directors and in consultation with ARCT III’s financial advisor, sent a non-binding letter from ARCT III to the ARCP Board in response to ARCP’s November 4th letter. ARCT III’s letter stated that the ARCT III Board would be prepared to discuss moving forward with a transaction with ARCP that valued the shares of ARCT III common stock at a minimum of $12.00 per share. In addition, ARCT III expected that the consideration would consist of shares of ARCP common stock and cash, but that the cash would comprise not more than 40% of the total consideration in order to ensure that the transaction would qualify as a tax-free “reorganization.” Lastly, ARCT III continued to propose that ARCP grant a 21-day exclusivity period to ARCT III.

At a meeting of the ARCP Board on November 7, 2012, the ARCP Board discussed, among other things, the November 6th letter from ARCT III to the ARCP Board, including ARCT III’s request regarding exclusivity. Given the shortness of the exclusivity period, the lack of impact on ARCP’s ability to continue its ordinary business and lack of a standstill provision, the ARCP independent directors authorized ARCP management to enter into non-disclosure and exclusivity agreements with ARCT III.

After negotiations between ARCT III and ARCP, and their respective legal counsel, on November 8, 2012, ARCT III and ARCP entered into a non-disclosure agreement and an exclusivity agreement pursuant to which ARCP granted a 21-day exclusivity period to ARCT III. Subsequently, ARCP, together with Bidder B, which executed a confidentiality agreement on November 7, 2012, were provided access to ARCT III’s online data room, which contained certain non-public information concerning ARCT III’s business and operations.

Beginning on November 9, 2012, at the direction of the ARCT III Board, ARCT III’s financial advisor directed the three interested potential bidders, including ARCP, to submit proposals for a potential strategic transaction with ARCT III by November 16, 2012. The bid deadline was subsequently extended to November 20, 2012.

On November 16, 2012, the ARCP Board met to discuss the proposed transaction between ARCP and ARCT III. Representatives of ARCP’s management and legal and financial advisors also were present at the meeting. BofA Merrill Lynch discussed with the ARCP Board financial matters relating to the proposed transaction. In the context of ARCT III’s stated deadline of November 20, 2012 to submit proposals for a transaction, the ARCP Board also discussed, among other matters, the transaction rationale, pro forma information, and potential value creation for ARCP stockholders. The ARCP Board also was updated with respect to the review of due diligence materials provided by ARCT III and discussed the merits of, and other considerations with respect to, a potential transaction with ARCT III.

On November 18, 2012, the ARCP Board met again to consider the potential transaction with ARCT III. Representatives of ARCP’s management and legal and financial advisors also were present at the meeting. The ARCP Board considered the potential impact of the proposed transaction on ARCP’s size, scale, balance sheet and growth prospects. The ARCP Board also discussed the potential terms of a transaction, including an exchange ratio and maximum cash amount payable as consideration in the transaction. The ARCP independent directors determined to authorize management, with the assistance of ARCP’s legal and financial advisors, to deliver to ARCT III a proposal and term sheet with respect to a potential transaction that would reflect ARCP’s best offer with respect to a potentially transformative strategic transaction with ARCT III.

On November 19, 2012, in accordance with the directives of the ARCP independent directors, ARCP’s financial advisor delivered to ARCT III’s financial advisor, on behalf of the ARCT III independent directors, ARCP’s non-binding indication of interest regarding a potential strategic transaction with ARCT III. Bidder A and Bidder B submitted non-binding indications of interest on November 20, 2012 and November 21, 2012, respectively.

At a meeting of the ARCT III Board on November 21, 2012, the ARCT III Board, together with its financial advisor and legal counsel, considered each of the proposals received. The first proposal discussed, from ARCP, proposed the acquisition of all of the outstanding shares of ARCT III common stock in a cash and stock election pursuant to which each outstanding share of ARCT III common stock would be entitled to receive either (i) 0.95 of a share of ARCP common stock (which based on the 30-day average closing price of ARCP’s common stock as of November 16, 2012 of $12.89 implied a value for such stock consideration of $12.25 per share of ARCT III common stock) or (ii) $12.00 in cash, subject to a maximum cash amount equal to 30% of the outstanding ARCT III shares to ensure that the transaction would qualify as a tax-free “reorganization.” Further, the consideration payable was net of any incentive payments due to the ARCT III Advisor. In addition, ARCP’s proposal incorporated the fee and expense reductions and non-solicitation, “fiduciary-out” and termination fee provisions contained in ARCT III’s November 2nd letter. The second proposal discussed, from Bidder A, proposed an acquisition of all of ARCT III’s assets (rather than an acquisition of shares of ARCT III common stock) for cash at an aggregate transaction value of approximately $1.66 billion, which represented a per share valuation for ARCT III common stock of approximately $8.93 per share. The third proposal discussed, from Bidder B, proposed the acquisition of all of the outstanding shares of ARCT III common stock for a mix of stock and cash at an aggregate transaction value, based on a 6.5% capitalization rate, of approximately $2 billion, which represented a per share valuation for ARCT III common stock of approximately $9.98 per share. However, Bidder B’s proposal stated that it currently had certain existing obligations and could not commit to commencing a transaction with ARCT III until such obligations had been satisfied.

Over the next several days, representatives of ARCT III’s financial advisor, at the direction of the ARCT III independent directors, held discussions with representatives of ARCP, Bidder A and Bidder B to better understand their respective proposals and explore improvements in their proposed terms.

On November 27, 2012, representatives of ARCP’s legal counsel circulated to ARCT III and its legal counsel an initial draft of a merger agreement for the proposed transaction.

Later on November 27, 2012, the ARCT III Board held a meeting during which the ARCT III Board discussed with representatives of ARCT III’s financial advisor and legal counsel the three proposals as well other various strategic alternatives available to ARCT III, including pursuing a share listing and maintaining the status quo. During this discussion, representatives of ARCT III’s financial advisor informed the ARCT III Board that they had been told by each of Bidder A and Bidder B that neither was in a position to improve the terms of its initial bid. The ARCT III independent directors determined that of the three proposals received, the ARCP proposal was worth pursuing due to, among other things, the value of the merger consideration, which was net of any incentive fee to the ARCT III Advisor, the proposal on fee and expense reductions and the “fiduciary out” termination provisions that would enable ARCT III to change its recommendation and pursue a “superior proposal” if one were to be made after entering into a merger agreement with ARCP.

On November 29, 2012, at a meeting of the ARCP Board, a representative of Venable LLP, ARCP’s Maryland legal counsel, made a presentation to the members of the ARCP Board regarding the duties of the directors under the MGCL and ARCP’s charter. In addition, the ARCP Board was updated as to the status of negotiations with ARCT III.

On November 30, 2012, at a meeting of the ARCT III Board, a representative of Miles & Stockbridge, P.C., ARCT III’s Maryland legal counsel, made a presentation to the members of the ARCT III Board regarding the duties of the directors under the MGCL and ARCT III’s charter. In addition, representatives of ARCT III’s financial advisor and legal counsel updated the ARCT III Board as to the status of the proposed transaction. Following the meeting of the ARCT III Board, the ARCT III independent directors held an executive session without ARCT III management present and discussed the proposed transaction with legal counsel.

Also on November 30, 2012, ARCT III and ARCP amended the exclusivity agreement to extend its term until December 17, 2012, and to make it mutually exclusive.

On December 4, 2012, at a meeting of the ARCT III Board, representatives of ARCT III’s legal counsel presented to the ARCT III Board an update on the status of negotiations of the merger agreement and related documentation. In addition, representatives of ARCT III’s management made a presentation to the ARCT III independent directors regarding certain fees payable to the ARCT III Advisor or its affiliates in connection with the proposed transaction, which included an incentive fee and a disposition fee. ARCT III’s management also provided the ARCT III independent directors with an illustrative calculation of the incentive fee which, based on an estimated value of the merger consideration of $12.25 per share of ARCT III common stock, was approximately $63 million and noted that the incentive fee would be payable in the form of partnership units of the ARCT III OP (which would be converted into operating partnership units of the ARCP OP upon consummation of the merger) and would include a one year lock-up, which would result in continued alignment of the ARCT III Advisor and the combined company’s stockholders. ARCT III’s management also noted that the ARCT III Advisor would, until the completion of the transaction, continue to be entitled to payment of the management fee in Class B units of the ARCT III OP. Following the meeting of the full ARCT III Board, the ARCT III independent directors held an executive session without ARCT III management present and further discussed the proposed transaction and the fees payable to the ARCT III Advisor and its affiliates with legal counsel. For a more detailed discussion of the fees payable to the ARCT III Advisor, please refer to the section entitled “Interests of ARCT III’s Directors and Executives in the Merger” beginning on page 91 of this joint proxy statement/prospectus.

On December 7, 11 and 13, 2012, the ARCT III Board held meetings at which representatives of ARCT III’s financial advisor and legal counsel presented an update on the status of negotiations of the merger agreement and related documentation. The ARCT III independent directors held an executive session without ARCT III management present at each of these respective meetings and further discussed the proposed transaction with legal counsel including, among other issues, discussing and recommending the payment of the disposition fee to the ARCT III Advisor prior to the ARCT III Advisor’s decision to waive such disposition fee. At the meeting on December 13, 2012, representatives of ARCT III’s management informed the ARCT III Board that the ARCT III Advisor had agreed to waive the disposition fee in connection with the transaction, which fee, based on the estimated aggregate transaction value for the transaction, could have been as much as approximately $48 million in cash.

On December 4, 7 and 13, 2012, the ARCP Board held meetings to discuss the proposed transaction. Representatives of ARCP’s management and legal and financial advisors also were present at these meetings. The ARCP Board was updated regarding the status of negotiations of the merger agreement and related documentation. At the meeting of the ARCP Board on December 13, 2012, representatives of ARCP’s legal counsel confirmed that members of the ARCP Board had received and reviewed in advance of the meeting a near-final version of the merger agreement and other related transaction documents. At the meeting, representatives of ARCP’s legal counsel made a presentation regarding the merger agreement and related documentation. Following the meeting of the full ARCP Board on December 13, 2012, the ARCP independent directors held an executive session without management present, at which meeting the ARCP independent directors further discussed the material terms of the merger agreement and other transaction documents.

On December 14, 2012, the ARCT III Board held a meeting to approve the transaction. Representatives of ARCT III’s legal counsel confirmed that members of the ARCT III Board had received and reviewed in advance of the meeting a near-final version of the merger agreement and other related transaction documents, as well as discussion materials provided by ARCT III’s Maryland legal counsel and UBS. At the meeting, representatives of ARCT III’s Maryland legal counsel made a presentation to the members of the ARCT III Board regarding duties of directors under the MGCL and ARCT III’s charter and representatives of ARCT III’s legal counsel made a presentation on the merger agreement and related documentation. Also at this meeting, representatives of UBS reviewed with the ARCT III Board UBS’ financial analysis of the merger consideration and delivered UBS’ oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of December 14, 2012, and based upon and subject to various assumptions, matters considered and limitations described in UBS’ opinion, the merger consideration to be received in the merger by holders of ARCT III common stock (other than ARCP and its affiliates) was fair, from a financial point of view, to such holders. Following deliberations, the ARCT III Board by unanimous vote of the ARCT III independent directors (with Messrs. Schorsch and Weil abstaining) determined that the merger agreement, merger and the other transactions contemplated thereby were advisable, fair to, and in the best interests of ARCT III and its stockholders and approved the merger agreement, the merger and the other transactions contemplated thereby.

Also on December 14, 2012, the ARCP Board held a meeting to approve the transaction. Representatives of ARCP’s management and legal and financial advisors also were present at the meeting. Representatives of ARCP’s legal counsel confirmed that members of the ARCP Board had received and reviewed in advance of the meeting discussion materials provided by ARCP’s legal counsel and BofA Merrill Lynch. Representatives of ARCP’s legal counsel made a presentation regarding the merger agreement and related documentation. Also at this meeting, BofA Merrill Lynch reviewed with the ARCP Board its financial analysis of the consideration payable by ARCP in the merger and delivered to the ARCP Board an oral opinion, confirmed by delivery of a written opinion dated December 14, 2012, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the consideration to be paid by ARCP in the merger was fair, from a financial point of view, to ARCP. Following deliberations, the ARCP Board, by unanimous vote of the ARCP independent directors (with Messrs. Schorsch and Weil abstaining), determined that the merger agreement, merger and the other transactions contemplated thereby were advisable for, fair to, and in the best interests of, ARCP and its stockholders and approved the merger agreement, the merger and the other transactions contemplated thereby.

On December 14, 2012, the ARCP Board approved, effective upon the consummation of the merger, the expansion of the size of the ARCP Board in accordance with ARCP’s bylaws to up to seven directors from five directors, a majority of which will continue to be independent directors, and to reconstitute the ARCP Board such that, following the merger, the ARCP Board will be comprised of two of ARCP’s current independent directors, two of ARCT III‘s current independent directors and up to three ARC- affiliated directors.

On December 14, 2012, after the closing of the U.S. stock market, ARCT III and ARCP executed and delivered the merger agreement and certain ancillary documents. On the morning of December 17, 2012, before the opening of the U.S. stock market, ARCT III and ARCP issued a joint press release announcing the proposed transaction.

Recommendation of the ARCP Board and Its Reasons for the Merger

The ARCP Board has unanimously (with Messrs. Schorsch and Weil abstaining) approved the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of ARCP and its stockholders and approved the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement. The decision of the Board to enter into the merger agreement was the result of careful consideration by the ARCP Board of numerous factors, including the following material factors:

•	as a result of its increased size and scale, the combined company, which will be the fifth largest publicly traded net lease REIT by enterprise value and equity market capitalization and one of the largest publicly traded REITs in the U.S., is expected to have a strategic advantage over its competitors in successfully executing on large acquisition opportunities and will be listed on the MSCI and the Russell 2000 indices;
•	the fact that ARCP’s stockholders will benefit from the liquidity of owning shares of a significantly larger company;
•	the combined company will have a property portfolio with greater diversification by geography, industry and tenant than ARCP currently possesses;
•	the exchange ratio for the stock portion of the merger consideration is fixed and will not fluctuate as a result of changes in the price of ARCP common stock;
•	as a result of its larger size and access to multiple forms of capital, the combined company will have access to up to $1.2 billion of debt, subject to certain conditions, and will potentially have a lower cost of debt capital than ARCP on a stand-alone basis and substantially all of its competitors operating in the net lease real estate market, thereby enabling the combined company to fund its external acquisition growth strategy at a lower cost;
•	the combined company will be managed by external managers, which results in lower operating costs, mitigates succession planning issues, allows the combined company to benefit from a broad sourcing program and enables the combined company to have access to a broader set of employees with diversified skill sets, and the external manager’s larger scale will also facilitate better services at more economical costs;
•	the combination of ARCP and ARCT III is expected to result in the realization of annual general and administrative cost savings of up to $48.0 million as well as a more efficient cost structure through eliminated acquisition and financing fees, reduced management fees and economies of scale;
•	the merger is expected to provide ARCP with significant future acquisitions capacity and higher future AFFO growth rate, and the combined company's shareholders will benefit from a stable and secure dividend, which is expected to be maintained at least at $0.86 per share;
•	the combined company has a significant capacity to grow earnings through acquisitions, internal rent growth, and re-leasing, and its best in class, well-diversified net lease portfolio with high credit quality tenants and long weighted average lease terms provides both potential stability and growth;
•	the combined company will retain members from each of ARCP’s and ARCT III’s seasoned boards of directors as well as both of ARCP’s and ARCT III’s experienced management teams, each with a high level of expertise in the real estate net lease sector, having managed, through the real estate portfolios of both ARCP and ARCT III, over $13 billion of successful real estate programs in publicly traded and non-traded REITs;
•	the ARCP Board’s understanding of the information concerning ARCP’s and ARCT III’s respective businesses, financial performance, condition, operations, management, competitive positions, prospects and stock performance, including ARCP management’s due diligence review of ARCT III and its assets, liabilities, earnings, financial condition, business and prospects, which confirmed the positive view of ARCT III’s business and supported the ARCP Board’s determination that the combined company would have a strong foundation for growth and improved performance;
•	the opinion, dated December 14, 2012, of BofA Merrill Lynch to the ARCP Board as to the fairness, from a financial point of view and as of such date, to ARCP of the consideration to be paid by ARCP in the merger, which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken more fully described in the section entitled “Opinion of ARCP’s Financial Advisor” beginning on page 74 of this joint proxy statement/prospectus;

•	the ability to complete the merger in a timely manner (including the likelihood of receiving the ARCP and ARCT III stockholder approvals necessary to complete the transaction in a timely manner) given the commitment of both parties to complete the merger pursuant to their respective obligations under the merger agreement and the absence of any significant closing conditions under the merger agreement, other than the receipt of the ARCP and ARCT III stockholder approvals;
•	the terms and conditions of the merger agreement, including:
•	the cash and stock election provisions described above;
•	the limited number and nature of the conditions to ARCT III’s obligation to close the merger;
•	the provisions permitting ARCP to furnish non-public information to, and engage in discussions with, a third party that makes an unsolicited bona fide written proposal to engage in a business combination transaction, provided that the ARCP Board determines in good faith, (i) after consultation with outside legal counsel and financial advisors, that the proposal is reasonably likely to result in a transaction that, if consummated, would be more favorable to ARCP stockholders than the merger, and (ii) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132 of this joint proxy statement/prospectus);
•	the provisions permitting the ARCP Board to, under certain circumstances, withhold, withdraw, modify or qualify its recommendation with respect to the merger and terminate the merger agreement (i) if the ARCP Board receives an unsolicited bona fide written proposal to engage in a business combination transaction that, in the good faith determination of the ARCP Board, after consultation with outside legal counsel and financial advisors, constitutes a transaction that, if consummated, would be more favorable to ARCP stockholders than the merger, and (ii) the ARCP Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, or subject to the requirement to pay the expense reimbursement referenced below (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132 of this joint proxy statement/prospectus);
•	the absence of a typical “break-up fee” under the merger agreement, making it financially more attractive for a third-party to make a competing offer after signing and public announcement, and for ARCP to accept such offer, than would be the case if there were such a “break-up fee”; and
•	the fact that the merger is subject to the approval of ARCP stockholders of the issuance of shares of ARCP common stock to ARCT III stockholders pursuant to the merger agreement.

The ARCP Board also identified and considered the following potentially negative factors in its deliberations:

•	the possible disruption to ARCP’s or ARCT III’s business that may result from the announcement of the transaction;
•	the risk that the cost savings, operational synergies and other benefits expected result from the transaction might not be fully realized or not realized at all;
•	the terms of the merger agreement regarding the restrictions on the operation of ARCP’s business during the period between the signing of the merger agreement and the completion of the merger;
•	the expense reimbursement of up to $10 million to be paid to ARCT III if the merger agreement is terminated under circumstances specified in the merger agreement may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, ARCP (see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 137 of this joint proxy statement/prospectus);

•	the terms of the merger agreement placing limitations on the ability of ARCP to solicit, initiate, knowingly encourage or facilitate any inquiry, discussion, offer or request that would reasonably be expected to result in alternative business combination transactions and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132 of this joint proxy statement/prospectus);
•	the possibility that the merger may not be completed or may be unduly delayed because the ARCP stockholders may not approve the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger, the ARCT III stockholders may not approve the merger and the other transactions contemplated by the merger agreement, or other factors outside of ARCP’s control;
•	the risk that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:
•	the market price of ARCP common stock,
•	ARCP’s operating results, particularly in light of the costs incurred in connection with the transaction, and
•	ARCP’s ability to attract and retain tenants;
•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of ARCP and ARCT III and the transaction expenses arising from the merger;
•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger; and
•	the risks described in the section entitled “Risk Factors” beginning on page 22 of this joint proxy statement/prospectus.

The ARCP Board also considered the interests that certain executive officers and directors of ARCP may have with respect to the merger in addition to their interests as stockholders of ARCP generally (see the section entitled “Interests of ARCP’s Directors and Executive Officers in the Merger” beginning on page 90 of this joint proxy statement/prospectus), which the ARCP Board considered as being neutral in its evaluation of the joint proposed transaction.

Although the foregoing discussion sets forth the material factors considered by the ARCP Board in reaching its recommendation, it may not include all of the factors considered by the ARCP Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the ARCP Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The ARCP Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the ARCP Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole. This explanation of ARCP’s reasons for the merger and the other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus.

THE ARCP BOARD HAS UNANIMOUSLY APPROVED (WITH MESSRS. SCHORSCH AND WEIL ABSTAINING) THE MERGER AGREEMENT, DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF ARCP AND ITS STOCKHOLDERS AND APPROVED THE ISSUANCE OF SHARES OF ARCP COMMON STOCK TO ARCT III STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT. ACCORDINGLY, THE ARCP BOARD UNANIMOUSLY

RECOMMENDS (WITH MESSRS. SCHORSCH AND WEIL ABSTAINING) THAT THE ARCP STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF ARCP COMMON STOCK TO ARCT III STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT.

In considering the recommendation of the ARCP Board with respect to issuance of ARCP’s common stock, you should be aware that certain of ARCP’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of ARCP stockholders generally. See the section entitled “Interests of ARCP’s Directors and Executive Officers in the Merger” beginning on page 90 of this joint proxy statement/prospectus.

The explanation of the reasoning of the ARCP Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”

Recommendation of the ARCT III Board and Its Reasons for the Merger

The ARCT III Board has unanimously approved (with Messrs. Schorsch and Weil abstaining) the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, are advisable, fair to and in the best interests of ARCT III and its stockholders. The decision of the ARCT III Board to enter into the merger agreement was the result of careful consideration by the ARCT III Board of numerous factors, including the following material factors:

•	the value of the total blended cash and stock merger consideration of $12.26 per share of ARCT III common stock, based on the closing price per ARCP common share on December 14, 2012 (the last full trading day before announcement of the proposed merger), represents a premium of 22.6% over the selling price per share of ARCT III common stock in place for the offering;
•	the opportunity for ARCT III stockholders to elect cash or stock consideration, which will enable many stockholders to receive immediate cash value while those stockholders who wish to continue to participate in the combined company will have the chance to do so, subject to the proration provisions of the merger agreement and will provide ARCT III stockholders with a measure of value assurance in the event of a decline in the price of ARCP common stock;
•	the fact that the merger of ARCT III and Merger Sub is intended to qualify as a “reorganization” within the meaning of the Code and is, therefore, not expected to be taxable to ARCT III stockholders to the extent they receive ARCP stock;
•	because the stock consideration is based on a fixed exchange ratio, ARCT III stockholders who elect the stock consideration will benefit from any increase in the trading price of ARCP common shares between the announcement of the merger and the consummation of the merger and any increases following the consummation of the merger, whether from future growth in funds from operations per share or as a result of any premium paid to ARCP stockholders in connection with a future acquisition of ARCP;
•	the opinion of UBS, dated December 14, 2012, rendered to the ARCT III Board, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received in the merger by holders of ARCT III common stock (other than ARCP and its affiliates), as described more fully below under the caption “Opinion of ARCT III’s Financial Advisor” beginning on page 83 of this joint proxy statement/prospectus;
•	as a result of its increased size and scale, the combined company, which will be the fifth largest publicly traded net lease REIT by enterprise value and equity market capitalization and one of the largest publicly traded REITs in the U.S., is expected to have a strategic advantage over its competitors in successfully executing on large acquisition opportunities;
•	the fact that ARCT III’s stockholders will benefit from the liquidity of owning shares of a publicly traded company;
•	the combined company will have a property portfolio with greater diversification by geography, industry and tenant than ARCT III currently possesses;

•	as a result of its larger size, access to multiple forms of capital and potential investment grade balance sheet, the combined company will have access to up to $1.2 billion of debt, subject to certain conditions, and have a lower cost of debt capital than ARCT III on a stand-alone basis and substantially all of its competitors operating in the net lease real estate market, thereby enabling the combined company to fund its external acquisition growth strategy at a lower cost;
•	as an experienced issuer of public securities, the combined company should be able to raise capital in the public capital markets more easily and cheaply than would ARCT III which has not previously completed an underwritten offering of equity or debt securities;
•	the combined company will be able to achieve greater economies of scale than ARCT III on a stand-alone basis by allocating ARCP’s operating platform over a larger portfolio;
•	the combined company will be managed by external managers, which results in lower operating costs, mitigates succession planning issues, allows the combined company to benefit from a broad sourcing program and enables the combined company to have access to a broader set of employees with diversified skill sets, and the external manager’s larger scale will also facilitate better services at more economical costs;
•	the combination of ARCT III and ARCP is expected to result in the realization of annual general and administrative cost savings of up to $48.0 million, as well as a more efficient cost structure through eliminated acquisition and financing fees, reduced management fees and economies of scale;
•	the merger is expected to provide ARCP with significant future acquisitions capacity and higher future AFFO growth and after the consummation of the merger will benefit from a stable and secure dividend, which is expected to increase 30% from $0.66 per share to $0.86 per share;
•	the combined company has a significant capacity to grow earnings through acquisitions, internal rent growth, re-leasing and its best in class, well-diversified net lease portfolio with high credit quality tenants and long weighted average lease terms provides both stability and growth potential;
•	the combined company will retain members from each of ARCT III and ARCP’s boards of directors as well as both of ARCT III and ARCP’s experienced management teams, each with a high level of expertise in the real estate net lease sector, having managed, through the real estate portfolios of both ARCT III and ARCP, over $13 billion of successful real estate programs in publicly traded and non-traded REITs;
•	the ARCT III Board’s understanding of the information concerning ARCT III’s and ARCP’s respective businesses, financial performance, condition, operations, management, competitive positions, prospects and stock performance, including the report of ARCT III’s management on the results of ARCT III’s due diligence review of ARCP and its assets, liabilities, earnings, financial condition, business and prospects, which confirmed the positive view of ARCP’s business and supported the ARCT III Board’s determination that the combined company would have a strong foundation for growth and improved performance;
•	in light of the review of potential strategic alternatives conducted by ARCT III in November 2012 (see the section entitled “Background of the Merger” beginning on page 60 of this joint proxy statement/prospectus), the ARCT III Board did not believe that it was likely that another party would make or accept an offer to engage in a transaction with ARCT III that would be more favorable to ARCT III and its stockholders than the merger;
•	the ability to complete the merger in a timely manner (including the likelihood of receiving the ARCP and ARCT III stockholder approvals necessary to complete the transaction in a timely manner) given the commitment of both parties to complete the merger pursuant to their respective obligations under the merger agreement and the absence of any significant closing conditions under the merger agreement, other than the receipt of the ARCP and ARCT III stockholder approvals;
•	the terms and conditions of the merger agreement, including:
•	the cash and stock election provisions described above;

•	the limited number and nature of the conditions to ARCP’s obligation to close the merger;
•	the provisions permitting ARCT III to furnish non-public information to, and engage in discussions with, a third party that makes an unsolicited bona fide written proposal to engage in a business combination transaction, provided that the ARCT III Board determines in good faith, (i) after consultation with outside legal counsel and financial advisors, that the proposal is reasonably likely to result in a transaction that, if consummated, would be more favorable to ARCT III stockholders than the merger, and (ii) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132 of this joint proxy statement/prospectus);
•	the provisions permitting the ARCT III Board to, under certain circumstances, withhold, withdraw, modify or qualify its recommendation with respect to the merger and terminate the merger agreement (i) (a) if the ARCT III Board receives an unsolicited bona fide written proposal to engage in a business combination transaction that, in the good faith determination of the ARCT III Board, after consultation with outside legal counsel and financial advisors, constitutes a transaction that, if consummated, would be more favorable to ARCT III stockholders than the merger, and (b) the ARCT III Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law or (ii) for any reason if the ARCT III Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, and, in each case, subject to the requirement to pay the expense reimbursement referenced below (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132 of this joint proxy statement/prospectus);
•	the absence of a typical “break-up fee” under the merger agreement, making it financially more attractive for a third-party to make a competing offer after signing and public announcement, and for ARCT III to accept such offer, than would be the case if there were such a “break-up fee”; and
•	the fact that the merger is subject to the approval of the merger agreement by ARCT III stockholders.

The ARCT III Board also identified and considered the following potentially negative factors in its deliberations:

•	because part of the merger consideration is ARCP stock and the exchange ratio is fixed, ARCT III stockholders will be adversely affected by any decrease in the trading price of ARCP common stock between the announcement of the transaction and the completion of the merger, which would not have been the case had the consideration been based solely on a fixed value (that is, a fixed dollar amount of value per share in all cases);
•	the possible disruption to ARCT III’s or ARCP’s business that may result from the announcement of the transaction;
•	the risk that the cost savings, operational synergies and other benefits expected result from the transaction might not be fully realized or not realized at all;
•	the terms of the merger agreement regarding the restrictions on the operation of ARCT III’s business during the period between the signing of the merger agreement and the completion of the merger;
•	the expense reimbursement of up to $10 million to be paid to ARCP if the merger agreement is terminated under circumstances specified in the merger agreement may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, ARCT III (see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 137 of this joint proxy statement/prospectus);
•	the terms of the merger agreement placing limitations on the ability of ARCT III to solicit, initiate, knowingly encourage or facilitate any inquiry, discussion, offer or request that would reasonably be expected to result in alternative business combination transactions and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132 of this joint proxy statement/prospectus);
•	the possibility that the merger may not be completed or may be unduly delayed because the ARCT III stockholders may not approve the merger and the other transactions contemplated by the merger agreement, the ARCP stockholders may not approve the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger, or other factors outside of ARCT III’s control;
•	the risk that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:
•	ARCT III’s operating results, particularly in light of the costs incurred in connection with the transaction, and
•	ARCT III’s ability to attract and retain tenants;
•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of ARCT III and ARCP and the transaction expenses arising from the merger;
•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger;
•	the absence of appraisal rights for ARCT III stockholders under the MGCL; and
•	the risks described in the section entitled “Risk Factors” beginning on page 22 of this joint proxy statement/prospectus.

The ARCT III Board also considered the interests that certain executive officers and directors of ARCT III may have with respect to the merger in addition to their interests as stockholders of ARCT III generally (see the section entitled “Interests of ARCT III’s Directors and Executive Officers in the Merger” beginning on page 91 of this joint proxy statement/prospectus), which the ARCT III Board considered as being neutral in its evaluation of the proposed transaction.

Although the foregoing discussion sets forth the material factors considered by the ARCT III Board in reaching its recommendation, it may not include all of the factors considered by the ARCT III Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the ARCT III Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The ARCT III Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the ARCT III Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole. This explanation of ARCT III’s reasons for the merger and the other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus.

THE ARCT III BOARD HAS UNANIMOUSLY APPROVED (WITH MESSRS. SCHORSCH AND WEIL ABSTAINING) THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER

AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF ARCT III AND ITS STOCKHOLDERS. ACCORDINGLY, THE ARCT III BOARD UNANIMOUSLY RECOMMENDS (WITH MESSRS. SCHORSCH AND WEIL ABSTAINING) THAT THE ARCT III STOCKHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering the recommendation of the ARCT III Board with respect to the merger, you should be aware that certain of ARCT III’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of ARCT III stockholders generally. See the section entitled “Interests of ARCT III’s Directors and Executive Officers in the Merger” beginning on page 90 of this joint proxy statement/prospectus.

The explanation of the reasoning of the ARCT III Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”

Opinion of ARCP’s Financial Advisor

ARCP has retained BofA Merrill Lynch to act as ARCP’s financial advisor in connection with the transaction. At a December 14, 2012 meeting of the ARCP Board held to evaluate the transaction, BofA Merrill Lynch rendered to the ARCP Board an oral opinion, confirmed by delivery of a written opinion dated December 14, 2012, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the consideration to be paid by ARCP in the merger was fair, from a financial point of view, to ARCP.

The full text of BofA Merrill Lynch’s written opinion, dated December 14, 2012, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by BofA Merrill Lynch in rendering its opinion. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the ARCP Board for the benefit and use of the ARCP Board (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view to ARCP. BofA Merrill Lynch’s opinion did not address any other aspect of the transaction and no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to ARCP or in which ARCP might engage or as to the underlying business decision of ARCP to proceed with or effect the transaction. BofA Merrill Lynch also expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the transaction or any related matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to ARCT III and ARCP;
•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCT III furnished to or discussed with BofA Merrill Lynch by ARCT III’s external manager, including certain financial forecasts relating to ARCT III prepared by such external manager as approved for BofA Merrill Lynch’s use by ARCP, referred to as the ARCT III forecasts;
•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCP furnished to or discussed with BofA Merrill Lynch by ARCP’s external manager, including certain financial forecasts relating to ARCP prepared by such external manager as approved for BofA Merrill Lynch’s use by ARCP, referred to as the ARCP forecasts;
•	discussed the past and current business, operations, financial condition and prospects of ARCT III and ARCP and certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets with their external manager;

•	compared certain financial information of ARCT III and certain financial and stock market information of ARCP with similar information of other companies BofA Merrill Lynch deemed relevant;
•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;
•	reviewed a draft dated December 13, 2012 of the merger agreement and certain related documents; and
•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it. ARCP and ARCT III are each managed by the same affiliated external manager and BofA Merrill Lynch relied upon assurances of such manager that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the ARCT III forecasts and the ARCP forecasts, BofA Merrill Lynch was advised by the external manager, and BofA Merrill Lynch assumed, with ARCP’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such external manager as to the future financial performance of ARCT III and ARCP. BofA Merrill Lynch also relied, at ARCP’s direction, upon the assessments of the external manager as to certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets and BofA Merrill Lynch assumed that there would be no developments with respect to any such matters that would have an adverse effect on ARCT III, ARCP or the transaction (including its contemplated benefits).

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ARCT III, ARCP or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of ARCT III, ARCP or any other entity. BofA Merrill Lynch did not make an analysis of, nor did BofA Merrill Lynch express any opinion or view as to, the adequacy or sufficiency of allowances for credit losses with respect to leases, loans or any other matters and BofA Merrill Lynch was advised by the external manager and therefore assumed that any such allowances for losses were, and on a pro forma basis would be, in the aggregate appropriate to cover such losses. BofA Merrill Lynch did not evaluate the solvency or fair value of ARCT III, ARCP or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at ARCP’s direction, that the transaction would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on ARCT III, ARCP or the transaction (including its contemplated benefits). BofA Merrill Lynch also assumed, at ARCP’s direction, that the final executed merger agreement would not differ in any material respect from the draft agreement reviewed by BofA Merrill Lynch. BofA Merrill Lynch further assumed, at ARCP’s direction, that the merger of ARCT III and Merger Sub would qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code, and that the partnership merger would qualify as an asset-over form of merger under Treasury Regulations Section 1.708-1(c)(3)(i). BofA Merrill Lynch was advised by ARCT III and ARCP that each of ARCT III and ARCP had operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2011 and assumed, at ARCP’s direction, that the transaction would not adversely affect such status or operations of ARCT III or ARCP. In addition, BofA Merrill Lynch assumed, at ARCP’s direction, that the surviving entity in the merger, Merger Sub, would constitute a disregarded entity for U.S. federal income tax purposes.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger, the form or structure of the merger consideration or any related election, limitations or proration procedures, or any terms, aspects or implications of the partnership merger, any fee payable to the external manager or other amounts payable in connection with the transaction or any other arrangements, agreements or understandings entered into in connection with or related to the transaction or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to ARCP of the consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors, managers or employees of any party to the transaction, or class of such persons, relative to the consideration or otherwise. BofA Merrill Lynch also expressed no view or opinion with respect to, and relied, with ARCP’s consent, upon the assessments of ARCP’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to ARCT III, ARCP and the transaction (including its contemplated benefits) as to which BofA Merrill Lynch understood that ARCP obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch further did not express any opinion as to what the value of ARCP common stock actually would be when issued or the prices at which ARCP common stock would trade at any time, including following announcement or consummation of the transaction.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. The credit, financial and stock markets have been experiencing unusual volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on ARCP, ARCT III or the transaction. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee. Except as described in this summary, ARCP imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the ARCP Board in connection with its opinion, dated December 14, 2012. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of the financial analyses summarized below, the term “implied consideration value” refers to $12.19 per share calculated as (i) the $12.00 per share cash consideration, assuming 30% of the total consideration is payable in cash, and (ii) the implied value of the stock consideration based on the 0.95 fixed exchange ratio and ARCP’s closing stock price of $12.92 per share on December 13, 2012, assuming 70% of the total consideration is payable in stock. Estimated 2013 financial information for each of ARCP and ARCT III used in the financial analyses described below were based on unaudited prospective financial data on a 12-month run-rate basis.

ARCT III Financial Analyses

Selected Public Companies Analysis.  BofA Merrill Lynch reviewed publicly available financial information of ARCT III and publicly available financial and stock market information of the following five publicly traded REITs in the net lease sector (such information was reviewed, in the case of American Realty Capital Trust, Inc., prior to public announcement of the proposed acquisition of American Realty Capital Trust, Inc. by Realty Income Corporation and, in the case of Realty Income Corporation, both before public announcement and pro forma for such acquisition):

•	American Realty Capital Trust, Inc. (pre-announcement)
•	National Retail Properties, Inc.
•	Realty Income Corporation (pre-announcement)

•	Realty Income Corporation (pro forma)
•	W.P. Carey Inc.

BofA Merrill Lynch reviewed enterprise values of the selected REITs, calculated as equity values based on closing stock prices on December 13, 2012, plus debt, preferred stock and non-controlling interest, less cash and cash equivalents, as a multiple of calendar year 2013 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. BofA Merrill Lynch also reviewed closing stock prices on December 13, 2012 of the selected REITs as multiples of calendar year 2013 estimated funds from operations, referred to as FFO per share, and adjusted FFO per share, referred to as AFFO per share. BofA Merrill Lynch further reviewed annualized quarterly and monthly dividends, as applicable, of the selected REITs as a percentage of closing stock prices on December 13, 2012 of the selected REITs, referred to as annualized dividend yield. BofA Merrill Lynch observed for the selected REITs (other than pro forma Realty Income Corporation) low, median, mean and high calendar year 2013 estimated EBITDA multiples of 14.4x, 16.0x, 16.2x and 18.2x, respectively, calendar year 2013 estimated FFO per share multiples of 14.3x, 15.7x, 16.1x and 19.0x, respectively, calendar year 2013 estimated AFFO per share multiples of 12.8x, 14.8x, 15.2x and 18.6x, respectively, and annualized dividend yields of 4.5%, 5.2%, 5.3% and 6.2%, respectively. BofA Merrill Lynch then applied selected multiple ranges of calendar year 2013 estimated EBITDA of 15.5x to 18.5x, calendar year 2013 estimated FFO per share of 14.0x to 17.0x and calendar year 2013 estimated AFFO per share of 14.0x to 17.0x derived from the selected REITs to corresponding data of ARCT III and a selected range of annualized dividend yields of 5.0% to 6.5% derived from the selected REITs to ARCT III’s annualized dividend per share as of December 13, 2012. Financial data of the selected REITs were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of ARCT III were based on the ARCT III forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for ARCT III (rounded to the nearest $0.10 per share), as compared to the implied consideration value:

Implied Per Share Equity Value Reference Ranges for ARCT III Based On:				Implied Consideration Value
2013E EBITDA	2013E FFO	2013E AFFO	Dividend Yield
$9.50 – $12.30	$10.90 - $13.30	$10.80 - $13.10	$10.20 - $13.20	$12.19

No company used in this analysis is identical to ARCT III. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which ARCT III was compared.

Selected Precedent Transactions Analysis.  BofA Merrill Lynch reviewed publicly available financial information relating to the following seven selected transactions that involved publicly traded REITs in the net lease sector:

Announcement Date	Acquiror	Target
9/6/2012	• Realty Income Corporation	• American Realty Capital Trust, Inc.
11/2/2007	• Gramercy Capital Corp.	• American Financial Realty Trust
3/3/2007	• Investor Group led by Macquarie Bank Limited	• Spirit Finance Corporation
10/30/2006	• General Electric Capital Corporation	• Trustreet Properties, Inc.
10/23/2006	• Record Realty Trust	• Government Properties Trust, Inc.
7/23/2006	• Lexington Realty Trust	• Newkirk Realty Trust, Inc.
9/25/2005	• DRA Advisors LLC	• Capital Automotive REIT

BofA Merrill Lynch reviewed transaction values, based on the consideration payable in the selected transactions, as a multiple of the target company’s one-year forward FFO per share, based on publicly available research analyst reports, which multiples were adjusted (except in the case of the most recent selected transaction, Realty Income Corporation/American Realty Capital Trust, Inc.) to take into account the difference between the Baa corporate bond index yield at announcement of the relevant transaction and the Baa corporate bond index yield as of December 13, 2012, referred to as interest rate adjusted FFO per share. BofA Merrill Lynch observed overall low, median, mean and high interest rate adjusted FFO per share multiples for the selected transactions of 9.0x, 16.4x, 16.0x and 21.7x, respectively. BofA Merrill Lynch then applied interest rate adjusted FFO per share multiples of 15.0x to 17.0x derived from the selected transactions to ARCT III’s calendar year 2013 estimated FFO per share. Estimated financial data of ARCT III were based on the ARCT III forecasts. This analysis indicated the following approximate implied per share equity value reference range for ARCT III (rounded to the nearest $0.10 per share), as compared to the implied consideration value:

Implied Per Share Equity Value Reference Range for ARCT III	Implied Consideration Value
$11.70 – $13.30	$12.19

No company, business or transaction used in this analysis is identical to ARCT III or the transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which ARCT III and the transaction were compared.

Discounted Cash Flow Analysis.  BofA Merrill Lynch performed a discounted cash flow analysis of ARCT III by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that ARCT III was forecasted to generate during calendar years ending December 31, 2013 through 2017 based on the ARCT III forecasts. BofA Merrill Lynch calculated terminal values for ARCT III by applying to ARCT III’s fiscal year 2018 estimated EBITDA a range of terminal value EBITDA multiples of 15.0x to 17.0x. The cash flows and terminal values were then discounted to present value as of December 31, 2012 using discount rates ranging from 7.0% to 8.0%. This analysis indicated the following approximate implied equity value reference range for ARCT III (rounded to the nearest $0.10 per share), as compared to the implied consideration value:

Implied Per Share Equity Value Reference Range for ARCT III	Implied Consideration Value
$10.40 – $15.40	$12.19

ARCP Financial Analyses

Selected Public Companies Analysis.  BofA Merrill Lynch reviewed publicly available financial and stock market information of ARCP and the following two publicly traded REITs in the net lease sector with external managers:

•	Gladstone Commercial Corporation
•	One Liberty Properties, Inc.

BofA Merrill Lynch reviewed enterprise values of the selected REITs, calculated as equity values based on closing stock prices on December 13, 2012, plus debt, preferred stock and non-controlling interest, less cash and cash equivalents, as a multiple of calendar year 2013 estimated EBITDA (or, in the case of One Liberty Properties, Inc., last quarter annualized EBITDA). BofA Merrill Lynch also reviewed closing stock prices on December 13, 2012 of the selected REITs as multiples of calendar year 2013 estimated FFO per share and AFFO per share. BofA Merrill Lynch further reviewed annualized dividend yields of the selected REITs based on closing stock prices on December 13, 2012. BofA Merrill Lynch observed for the selected REITs low, mean and high calendar year 2013 estimated EBITDA multiples of 13.6x, 13.8x and 14.0x, respectively, calendar year 2013 estimated FFO per share multiples of 10.5x, 11.2x and 11.8x, respectively, and calendar year 2013 estimated AFFO per share multiples of 10.9x, 11.5x and 12.1x, respectively, and annualized dividend yields of 7.2%, 7.8% and 8.5%, respectively. BofA Merrill Lynch then applied selected multiple ranges of calendar year 2013 estimated EBITDA of 13.0x to 15.0x, calendar year 2013 estimated FFO per share of 10.5x to 12.0x and calendar year 2013 estimated AFFO per share of 10.5x to 12.0x derived from the selected REITs to corresponding data of ARCP and a selected range of annualized dividend yields of 6.5% to 8.0% derived from the selected REITs to ARCP’s annualized dividend per share as of December 13, 2012. Financial data of the selected REITs were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of ARCP were based on the ARCP forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for ARCP (rounded to the nearest $0.10 per share), as compared to ARCP’s closing stock price on December 13, 2012:

Implied Per Share Equity Value Reference Ranges for ARCP Based on:				ARCP Closing Stock Price on December 13, 2012
2013E EBITDA	2013E FFO	2013E AFFO	Dividend Yield
$10.60 – $13.60	$12.50 - $14.30	$12.70 - $14.50	$11.10 - $13.70	$12.92

No company used in this analysis is identical to ARCP. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which ARCP was compared.

Discounted Cash Flow Analysis.  BofA Merrill Lynch performed a discounted cash flow analysis of ARCP by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that ARCP was forecasted to generate during calendar years ending December 31, 2013 through 2017 based on the ARCP forecasts. BofA Merrill Lynch calculated terminal values for ARCP by applying to ARCP’s fiscal year 2018 estimated EBITDA a range of terminal value EBITDA multiples of 12.0x to 14.0x. The cash flows and terminal values were then discounted to present value as of December 31, 2012 using discount rates ranging from 8.0% to 9.0%. This analysis indicated the following approximate implied equity value reference range for ARCP (rounded to the nearest $0.10 per share), as compared to ARCP’s closing stock price on December 13, 2012:

Implied Per Share Equity Value Reference Range for ARCP	ARCP Closing Stock Price on December 13, 2012
$7.60 – $16.50	$12.92

Other Factors.  BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	historical trading performance of ARCP common stock during the 52-week period ended December 13, 2012, which reflected low and high closing prices for ARCP common stock during such period of approximately $10.00 to $13.20 per share;
•	publicly available Wall Street research analyst stock price targets for ARCP, which indicated a range of stock prices for ARCP of approximately $12.00 to $14.00 per share; and
•	relative contributions of ARCP and ARCT III to the pro forma combined company based on their respective implied net asset values (calculated, utilizing the ARCP forecasts and ARCT III forecasts, as calendar year 2013 estimated cash net operating income after applying a range of capitalization rates for ARCP and ARCT III of 7.88% to 8.88% and 7.15% to 8.15%, respectively, plus assets and cash, less debt balances and other tangible liabilities estimated as of December 31, 2012), which indicated a range of approximately $9.15 to $11.50 per share for ARCP and approximately $7.20 to $8.85 per share for ARCT III and an implied exchange ratio reference range of 0.63x to 0.98x.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the ARCP Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses considered or focusing on information presented in tabular format, without considering all analyses or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of ARCP and ARCT III. The estimates of the future performance of ARCP and ARCT III in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, to ARCP of the consideration to be paid by ARCP in the merger and were provided to the ARCP Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual value of ARCP or ARCT III.

The type and amount of consideration payable in the transaction was determined through negotiations between ARCP and ARCT III, rather than by any financial advisor, and was approved by the ARCP Board. The decision to enter into the merger agreement was solely that of the ARCP Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the ARCP Board in its evaluation of the transaction and should not be viewed as determinative of the views of the ARCP Board, management or any other party with respect to the transaction or the consideration payable in the transaction.

In connection with BofA Merrill Lynch’s services as ARCP’s financial advisor, ARCP has agreed to pay BofA Merrill Lynch an aggregate fee of $5 million, a portion of which was payable upon delivery of its opinion and $4 million of which is contingent upon consummation of the merger. BofA Merrill Lynch and certain of its affiliates also are acting as sole bookrunner, lead arranger and administrative agent for, and as a lender under, certain senior secured term credit facilities to be undertaken for purposes of financing the transaction, for which services BofA Merrill Lynch and its affiliates will receive significant compensation. ARCP has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and expenses of BofA Merrill Lynch’s legal counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of BofA Merrill Lynch’s engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of ARCP, ARCT III and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to ARCP and its affiliates and have received or in the future may receive compensation for the rendering of these services, including acting as syndication agent for, and as a lender under, an existing senior secured term credit facility, and as sole bookrunner, lead arranger and administrative agent for, and as a lender under, a proposed senior secured interim bridge credit facility, of the ARCP OP.

BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. ARCP selected BofA Merrill Lynch to act as its financial advisor in connection with the transaction on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with ARCP and its business.

Certain Prospective Financial Information Reviewed by ARCP

ARCP does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, ARCP is including these projections that were made available to the ARCP Board, the ARCT III Board and management in connection with the evaluation of the merger. This information also was provided to ARCP’s and ARCT III’s respective financial advisors to the extent noted below. The inclusion of this information should not be regarded as an indication that any of ARCP, ARCT III, their respective advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year. ARCP stockholders and ARCT III stockholders are urged to review the SEC filings of ARCP for a description of risk factors with respect to the business of ARCP. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 157. The unaudited prospective financial results were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or U.S. GAAP.

Neither the independent registered public accounting firm of ARCP nor any other independent accountants have compiled, examined, or performed any audit or other procedures with respect to the unaudited prospective financial results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of ARCP contained in ARCP’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of ARCP. It does not extend to the unaudited prospective financial results and should not be read to do so. Furthermore, the unaudited prospective financial results do not take into account any circumstances or events occurring after the respective dates on which they were prepared. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth below. No representation is made by ARCP, ARCT III or any other person to any ARCP stockholder or any ARCT III stockholder regarding the ultimate performance of ARCP compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future events, and such information should not be relied on as such.

The following table presents selected unaudited prospective financial data on a twelve-month run rate basis effective January 1, 2013 through January 1, 2017, which assumes all projected acquisitions during a calendar year are consummated as of January 1 of such year for ARCP on a standalone basis.

($ in millions)	2013(1)	2014	2015	2016	2017
EBITDA	$27.6	$35.5	$43.8	$52.1	$60.4
Funds from Operations (FFO)	$21.7	$28.0	$34.7	$41.5	$48.3
Adjusted Funds from Operations (AFFO)	$22.0	$28.6	$34.9	$41.3	$47.6

(1)	Unaudited prospective financial data for the year ended 2013, with the assumption that all projected acquisitions are consummated as of their anticipated closing schedule, is $20.9 (EBITDA), $15.0 (FFO) and $17.4 (AFFO).

For purposes of the unaudited prospective financial information presented herein, EBITDA is calculated as net earnings plus (i) depreciation and amortization, (ii) consolidated interest expense, (iii) net earnings attributable to non-controlling interests and (iv) one-time merger related expenses and funds from operations is calculated as net income adjusted for non-cash items, including (i) real estate depreciation and amortization and (ii) mark-to-market adjustments, and non-recurring items, including (iii) merger expenses. Adjusted funds from operations is calculated as funds from operations plus (i) acquisition expenses, (ii) non-cash interest expense, (iii) non-cash compensation and, (iv) FAS 13 straight line rent adjustments and (v) FAS 141 above-market lease adjustments.

EBITDA, FFO and AFFO are non-GAAP measures that ARCP believes are important to understanding ARCP’s operations. ARCP believes EBITDA is an important supplemental measure of operating performance as it allows comparison of ARCP’s operating results without regard to financing methods and capital structure. ARCP believes FFO is an important supplemental measure of operating performance because it excludes the effects of depreciation and amortization (which is based on historical costs and which may be of limited relevance in evaluating current performance). ARCP believes AFFO is an important supplemental measure of operating performance because, in addition to the items excluded in calculating FFO, it excludes straight-lined rent and other non-cash items that have become more significant for ARCP and ARCP’s competitors over the last several years. AFFO also excludes acquisition costs, which are dependent on acquisitions made and can fluctuate significantly from period to period. ARCP believes that net income is the most directly comparable GAAP measure to FFO and AFFO.

In preparing the foregoing unaudited prospective financial results, ARCP made a number of assumptions and estimates regarding, among other things, future interest rates, ARCP’s future stock price, the level of future investments by ARCP and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by ARCP, future mortgage and receivable loan payoffs to ARCP, the ability to refinance certain of ARCP’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates.

The assumptions made in preparing the above unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” beginning on page 22 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31, all of which are difficult to predict and many of which are beyond the control of ARCP and/or ARCT III and will be beyond the control of the combined company. The underlying assumptions may not prove to be accurate and the projected results may not be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

ARCP DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Opinion of ARCT III’s Financial Advisor

On December 14, 2012, at a meeting of the ARCT III Board held to evaluate the mergers and related transactions, UBS delivered to the ARCT III Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated December 14, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the merger consideration to be received in the merger by holders of ARCT III common stock (other than ARCP and its affiliates) was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion to the ARCT III Board describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex E and is incorporated into this joint proxy statement/prospectus by reference. Holders of ARCT III common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the ARCT III Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration from a financial point of view and does not address any other aspect of the mergers. The opinion does not address the relative merits of the mergers as compared to other business strategies or transactions that might be available with respect to ARCT III or ARCT III’s underlying business decision to effect the mergers or any related transaction. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger or any related transaction, including which, if any, election a stockholder should make with respect to the merger consideration.

The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to ARCT III and ARCP;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of ARCT III that were not publicly available, including financial forecasts and estimates for ARCT III prepared by the ARCT III Advisor that ARCT III directed UBS to utilize for purposes of its analysis;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of ARCP that were not publicly available, including financial forecasts and estimates for

ARCP prepared by the ARCP Manager on a standalone basis as well as pro forma for the mergers and taking into account certain cost savings anticipated to result from the mergers, that ARCT III directed UBS to utilize for purposes of its analysis;
•	conducted discussions with representatives of the ARCT III Advisor and the ARCP Manager concerning the businesses and financial prospects of ARCT III and ARCP;
•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;
•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;
•	reviewed current and historical market prices of ARCP common stock;
•	considered certain pro forma effects of the mergers on ARCT III’s and ARCP’s financial statements;
•	reviewed the merger agreement; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the ARCT III Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the ARCT III Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ARCT III or ARCP, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and pro forma effects referred to above, UBS assumed, at the direction of the ARCT III Board, that such forecasts, estimates and pro forma effects had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the ARCT III Advisor and the ARCP Manager as to (i) the future financial performance of the respective companies they manage and (ii) such pro forma effects. In addition, UBS assumed, with the approval of the ARCT III Board, that such financial forecasts and estimates would be achieved at the times and in the amounts projected. UBS assumed, with the consent of the ARCT III Board, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the request of the ARCT III Board, UBS contacted selected third parties to solicit indications of interest in a possible transaction with ARCT III and held discussions with these parties prior to the date of UBS’ opinion. At the direction of the ARCT III Board, UBS was not asked to, and did not, offer any opinion as to the terms, other than the merger consideration to the extent expressly specified in UBS’ opinion, of the merger agreement or any related documents or the form of the mergers or any related transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the merger consideration. UBS expressed no opinion as to what the value of ARCP common stock would be when issued pursuant to the mergers or the prices at which ARCP common stock or ARCT III common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of the ARCT III Board, that (i) the parties to the merger agreement would comply with all material terms of the merger agreement and (ii) the mergers would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition of the merger agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the mergers would be obtained without any material adverse effect on ARCT III, ARCP or the merger. Except as described above, ARCT III imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the ARCT III Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to ARCT III or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of ARCT III and ARCP provided by the ARCT III Advisor and the ARCP Manager in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of ARCT III and ARCP. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The merger consideration was determined through negotiation between ARCT III and ARCP and the decision by ARCT III to enter into the merger was solely that of the ARCT III Board. UBS’ opinion and financial analyses were only one of many factors considered by the ARCT III Board in its evaluation of the merger and should not be viewed as determinative of the views of the ARCT III Board or management with respect to the merger or the merger consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the ARCT III Board on December 14, 2012 in connection with its opinion relating to the merger. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. For purposes of the “Company Financial Analyses” described below, the term “implied per share value of the merger consideration” refers to the $12.23 implied per share value of the merger consideration based on the per share cash portion of the merger consideration of $12.00 and the implied per share value, utilizing the closing price of ARCP Common Stock on December 12, 2012, of the stock portion of the merger consideration of 0.95 of a share of ARCP Common Stock, assuming a cash/stock allocation of 30%/70%. Estimated 2013 financial information for each of ARCP and ARCT III, used in the financial analyses described below, were based on the unaudited prospective financial data for the periods indicated with the assumption that all projected acquisitions are consummated as of their anticipated closing schedule, described above with respect to ARCP and described below with respect to ARCT III.

Company Financial Analyses

Selected Publicly Traded Companies Analysis

UBS compared selected financial data of ARCT III with corresponding data of the following eight publicly traded net lease REITs:

•	Realty Income Corporation
•	WP Carey Inc.
•	National Retail Properties, Inc.
•	Entertainment Properties Trust
•	Lexington Properties Trust
•	Spirit Realty Capital, Inc.

•	American Realty Capital Trust, Inc.
•	CapLease, Inc.

UBS reviewed among other things, the net operating income of each selected company, as a percentage of the enterprise value of each selected company, calculated as equity market value plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents (“enterprise value”), each such percentage referred to as the Implied Cap Rate. The Implied Cap Rates were calculated (i) as of December 12, 2012 and (ii) based on twelve month forward net operating income. UBS also reviewed (i) enterprise values of the selected companies as multiples of estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for calendar year 2013 and (ii) equity values of the selected companies as multiples of estimated calendar year 2013 funds from operations, referred to as FFO. Equity values for the selected companies and for ARCP were based on closing stock prices as of December 12, 2012, except where otherwise noted. The enterprise values of the selected companies were based on net debt and outstanding shares as of September 30, 2012, using the treasury stock method and including operating partnership units. Share price data for American Realty Capital Trust, Inc. was as of September 5, 2012, the most current date prior to announcement of its acquisition by Realty Income Corporation. Implied Cap Rate data for each of Spirit Realty Capital, Inc. and American Realty Capital Trust, Inc. was not available. UBS then compared the Implied Cap Rates and EBITDA and FFO multiples derived for the selected companies with corresponding Implied Cap Rates and EBITDA and FFO multiples for ARCT III based on the implied per share value of the merger consideration, both for ARCT III financial information as of September 30, 2012 and as estimated as of March 31, 2013, and for ARCP. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for ARCT III were based on internal estimates of the ARCT III Advisor. Estimated financial data for ARCP were based on internal estimates of the ARCP Manager. This analysis indicated the following implied high, median, mean and low Implied Cap Rates and EBITDA and FFO multiples for the selected companies, as compared to corresponding Implied Cap Rates and EBITDA and FFO multiples for each of ARCP and ARCT III. For purposes of the table below, “NM” means not meaningful.

	Implied Cap Rate	2013E Enterprise Value as Multiple of EBITDA	2013E Equity Value as Multiple of FFO
High	9.6%	18.1x	18.7x
Median	7.3%	14.6x	12.3x
Mean	7.4%	14.7x	13.1x
Low	5.8%	12.3x	8.4x
ARCP	8.9%	13.8x	12.5x
ARCT III @ Implied Purchase Price (9/30/12)	9.5%	NM	16.5x
ARCT III @ Implied Purchase Price (3/31/13)	5.2%	20.4x	16.5x

Selected Precedent Transactions Analysis

UBS reviewed publicly available information relating to the following eleven selected transactions involving REITs primarily engaged in the net lease business:

Announcement Date	Acquiror	Target
• 09/06/12	• Realty Income Corporation	• American Realty Capital Trust, Inc.
• 02/17/12	• W.P. Carey, Inc.	• Corporate Property Associates 15, Inc.
• 12/24/11	• Ventas, Inc.	• Cogdell Spencer, Inc.
• 02/27/11	• Ventas, Inc.	• Nationwide Health Properties, Inc.
• 12/14/10	• Corporate Property Associates 16, Inc.	• Corporate Property Associates 14 Inc.
• 11/02/07	• Gramercy Capital Corporation	• American Financial Realty Trust
• 03/13/07	• Investor Group	• Spirit Realty Capital, Inc.
• 10/30/06	• General Electric Company	• Trustreet Properties Inc.
• 10/23/06	• Record Realty Trust	• Government Properties Trust
• 07/23/06	• Lexington Realty Trust	• Newkirk Realty Trust, Inc.
• 09/02/05	• DRA Advisors LLC	• Capital Automotive REIT

UBS reviewed, among other things, Implied Cap Rates for the target companies. The Implied Cap Rates were based on (i) the reported net operating income for the twelve-month period at the time of announcement of the applicable transaction and (ii) the enterprise values of each target company based on net debt and outstanding shares at the time of announcement of the applicable transaction, using the treasury stock method and including operating partnership units. UBS also reviewed implied equity values paid in the selected transactions, calculated as the purchase price paid for the target company’s equity, as multiples of, to the extent publicly available, (i) estimated FFO for the next calendar year and (ii) estimated adjusted FFO, referred to as AFFO for the next calendar year. FFO and AFFO data was not available for (i) the acquisition of Corporate Property Associates 15, Inc. by W.P. Carey, Inc. and (ii) the acquisition of Corporate Property Associates 14 Inc. by Corporate Property Associates 16, Inc. UBS then compared Implied Cap Rates and FFO and AFFO multiples derived for the selected transactions with corresponding Implied Cap Rates and FFO and AFFO implied multiples for ARCT III based on the implied per share value of the merger consideration. FFO and AFFO multiples for the selected transactions were based on publicly available information at the time of announcement of the applicable transaction. Estimated financial data for ARCT III were based on internal estimates of the ARCT III Advisor. This analysis indicated the following implied high, median, mean and low Implied Cap Rates and FFO and AFFO multiples for the selected transactions, as compared to corresponding Implied Cap Rates and FFO and AFFO multiples for ARCT III:

	Implied Cap Rate	Equity Value as a Multiple of CY+1 FFO	Equity Value as a Multiple of CY+1 AFFO
High	10.3%	26.4x	19.2x
Median	6.5%	14.1x	12.9x
Mean	6.9%	14.5x	12.9x
Low	5.0%	7.7x	7.4x
ARCT III @ Implied Purchase Price (9/30/12)	9.5%	16.5x	16.1x
ARCT III @ Implied Purchase Price (3/31/13)	5.2%	16.5x	16.1x

Discounted Cash Flow Analyses

For each of the discounted cash flow analyses described below, unless otherwise noted, (i) net debt amounts were as of September 30, 2012, (ii) implied per share values were based on fully diluted shares outstanding as of September 30, 2012, and (iii) implied per share values were not adjusted to reflect potential dilution from anticipated equity financings of a portion of projected capital expenditures during the projection period.

ARCT III.  UBS performed a discounted cash flow analysis of ARCT III using financial forecasts and estimates relating to ARCT III prepared by the ARCT III Advisor. UBS calculated a range of implied present values (as of September 30, 2012) of the standalone unlevered, after-tax free cash flows that ARCT III was forecasted to generate from October 1, 2012 through December 31, 2017 and of terminal values for ARCT III based on the ARCT III’s calendar year 2017 estimated EBITDA. Implied terminal values were derived by applying to ARCT III’s calendar year 2017 estimated EBITDA a range of terminal value multiples of 14.0x to 16.0x. UBS selected the range of terminal value multiples following a review of the implied 2013 EBITDA trading multiples for the selected companies listed above in the selected publicly traded companies analyses. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.5% to 7.5%, based on an estimated range of ARCT III’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of approximately $8.84 to $13.43 per outstanding share of ARCT III Common Stock.

ARCP.  UBS performed a discounted cash flow analysis of ARCP using financial forecasts and estimates relating to ARCP prepared by the ARCP Manager. UBS calculated a range of implied present values (as of September 30, 2012) of the standalone unlevered, after-tax free cash flows that ARCP was forecasted to generate from October 1, 2012 through December 31, 2017 and of terminal values for ARCP based on ARCP’s calendar year 2017 estimated EBITDA. Implied terminal values were derived by applying to ARCP’s calendar year 2017 estimated EBITDA a range of terminal value multiples of 13.0x to 15.0x. UBS selected the range of terminal value multiples following a review of the implied 2013 EBITDA trading multiples for the selected companies listed above in the selected publicly traded companies analyses. Present values of cash flows and terminal values were calculated using discount rates ranging from 8.0% to 9.0%, based on an estimated range of ARCP’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of approximately $8.18 to $16.49 per outstanding share of ARCP Common Stock, as compared to the closing price of ARCP Common Stock on December 12, 2012 of $12.98.

Pro Forma Combined Company.  UBS performed a discounted cash flow analysis of the pro forma combined company using financial forecasts and estimates relating to ARCT III and ARCP prepared by the ARCP Manager. UBS calculated a range of implied present values (as of September 30, 2012) of the standalone unlevered, after-tax free cash flows that the pro forma combined company was forecasted to generate from May 1, 2013 through December 31, 2017 and of terminal values for the pro forma combined company based on its calendar year 2017 estimated EBITDA. Implied terminal values were derived by applying to the pro forma combined company’s calendar year 2017 estimated EBITDA a range terminal value multiples of 14.0x to 16.0x. UBS selected the range of terminal value multiples following a review of the implied 2013 EBITDA trading multiples for the selected companies listed above in the selected publicly traded companies analyses. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.5% to 7.5%, based on an estimated range of the pro forma combined company’s weighted average cost of capital. Net debt amounts were based on forecasted net debt as of April 30, 2013, as provided by the ARCP Manager. Implied per share values were based on estimated fully diluted shares outstanding as of April 30, 2013. The resulting ranges of per share values were discounted from April 30, 2013 to September 30, 2012 at an estimated cost of equity of 8.5%. The discounted cash flow analysis resulted in a range of implied present values of approximately $9.41 to $15.57 per outstanding share of the pro forma combined company.

Pro Forma Accretion/Dilution Analysis

ARCT III.  UBS reviewed the potential pro forma effect of the merger on ARCT III’s calendar years 2013 through 2017 estimated per share FFO. Estimated financial data for ARCT III were based on financial forecasts and estimates prepared by the ARCT III Advisor. Estimated financial data for ARCP were based on financial forecasts and estimates prepared by the ARCP Manager. Estimated financial data for the pro forma combined company were based on financial forecasts and estimates prepared by the ARCP Manager. Based on an assumed merger consideration allocation of 70% stock and 30% cash, this analysis indicated that the merger could be between approximately 18% to 27% accretive to holders of ARCT III Common Stock.

ARCP.  UBS reviewed the potential pro forma effect of the merger on ARCP’s calendar years 2013 through 2017 estimated per share FFO. Estimated financial data for ARCP were based on financial forecasts and estimates prepared by the ARCP Manager. Estimated financial data for ARCT III were based on financial forecasts and estimates prepared by the ARCT III Advisor. Estimated financial data for the pro forma combined company were based on financial forecasts and estimates prepared by the ARCP Manager. Based on an assumed merger consideration allocation of 70% stock and 30% cash, this analysis indicated that the merger could be between approximately 4% to 18% dilutive to holders of ARCP common stock.

Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, ARCT III agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee of $7,000,000, $750,000 of which was payable in connection with UBS’ opinion and approximately $6,250,000 of which is contingent upon consummation of the merger. In addition, ARCT III agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS also will be participating in a financing for the ARCT III OP and, in such event, will receive compensation in connection therewith, currently estimated to be approximately $140,000. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of ARCT III and ARCP, and, accordingly, may at any time hold a long or short position in such securities. Except as described above, UBS has not in the past two years provided investment banking or other financial services to ARCT III or its affiliates. The Company selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Prospective Financial Information Reviewed by ARCT III

ARCT III does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, ARCT III is including these projections that were made available to the ARCT III Board, the ARCP Board and management in connection with the evaluation of the merger. This information also was provided to ARCT III’s and ARCP’s respective financial advisors to the extent noted below. The inclusion of this information should not be regarded as an indication that any of ARCT III, ARCP, their respective advisors or any other recipient of this information considered, or now considers, it to be predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year. ARCT III stockholders and ARCP stockholders are urged to review the SEC filings of ARCT III for a description of risk factors with respect to the business of ARCT III. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 157. The unaudited prospective financial results were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or U.S. GAAP.

Neither the independent registered public accounting firm of ARCT III nor any other independent accountants have compiled, examined, or performed any audit or other procedures with respect to the unaudited prospective financial results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of ARCT III contained in ARCT III’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of ARCT III. It does not extend to the unaudited prospective financial results and should not be read to do so. Furthermore, the unaudited prospective financial results do not take into account any circumstances or events occurring after the respective dates on which they were prepared. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by ARCP, ARCT III or any other person to any ARCP stockholder or any ARCT III stockholder regarding the ultimate performance of ARCP compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future events, and such information should not be relied on as such.

The following table presents selected unaudited prospective financial data on a twelve-month run rate basis effective January 1, 2013 through January 1, 2017, which assumes all projected acquisitions during a calendar year are consummated as of January 1 of such year for ARCT III on a standalone basis.

($ in millions)	2013(1)	2014	2015	2016	2017
EBITDA	$166.8	$234.5	$308.0	$381.6	$455.3
Funds from Operations (FFO)	$140.4	$192.9	$247.8	$301.8	$349.7
Adjusted Funds from Operations (AFFO)	$137.2	$194.1	$246.0	$297.1	$342.0

(1)	Unaudited prospective financial data for the year ended 2013, with the assumption that all projected acquisitions are consummated as of their anticipated closing schedule, is $143.7 (EBITDA), $133.9 (FFO) and $137.1 (AFFO).

For purposes of the unaudited prospective financial information presented herein, EBITDA is calculated as net earnings plus (i) depreciation and amortization, (ii) consolidated interest expense, (iii) net earnings attributable to non-controlling interests and (iv) one-time merger related expenses and funds from operations is calculated as net income adjusted for non-cash items, including (i) real estate depreciation and amortization and (ii) mark-to-market adjustments, and non-recurring items, including (iii) merger expenses. Adjusted funds from operations is calculated as funds from operations plus (i) acquisition expenses, (ii) non-cash interest expense, (iii) non-cash compensation and, (iv) FAS 13 straight line rent adjustments and (v) FAS 141 above-market lease adjustments.

EBITDA, FFO and AFFO are non-GAAP measures that ARCT III believes are important to understanding ARCT III’s operations. ARCT III believes EBITDA is an important supplemental measure of operating performance as it allows comparison of ARCT III’s operating results without regard to financing methods and capital structure. ARCT III believes FFO is an important supplemental measure of operating performance because it excludes the effects of depreciation and amortization (which is based on historical costs and which may be of limited relevance in evaluating current performance). ARCT III believes AFFO is an important supplemental measure of operating performance because, in addition to the items excluded in calculating FFO, it excludes straight-lined rent and other non-cash items that have become more significant for ARCT III and ARCT III’s competitors over the last several years. AFFO also excludes acquisition costs, which are dependent on acquisitions made and can fluctuate significantly from period to period. ARCT III believes that net income is the most directly comparable GAAP measure to FFO and AFFO.

In preparing the foregoing unaudited prospective financial results, ARCT III made a number of assumptions and estimates regarding, among other things, future interest rates, ARCT III’s future stock price, the level of future investments by ARCT III and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by ARCT III, future mortgage and receivable loan payoffs to ARCT III, the ability to refinance certain of ARCT III’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates.

The assumptions made in preparing the above unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” beginning on page 22 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31, all of which are difficult to predict and many of which are beyond the control of ARCP and/or ARCT III and will be beyond the control of the combined company. The underlying assumptions may not prove to be accurate and the projected results may not be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

ARCT III DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Interests of ARCP’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCP Board to approve the merger and the other transactions contemplated by the merger agreement, ARCP stockholders should be aware that executive officers and directors of ARCP have certain interests in the merger that may be different from, or in addition to, the interests of ARCP stockholders generally. These interests may create potential conflicts of interest. The ARCP Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby. These interests include the following:

Asset Purchase and Sale Agreement

On December 14, 2012, ARCP, in its capacity as the general partner of the ARCP OP, entered into the Asset Purchase and Sale Agreement with the ARCT III Advisor, pursuant to which the ARCT III Advisor agreed to sell to the ARCP OP certain furniture, fixtures, equipment and other assets, which we refer to as the purchased assets, used by the ARCT III Advisor in connection with managing the property level business and operations and accounting functions of ARCT III and the ARCT III OP, and the ARCP OP agreed to purchase the purchased assets and reimburse the ARCT III Advisor for certain costs and expenses related thereto.

Pursuant to the Asset Purchase and Sale Agreement, the ARCP III Advisor will sell the purchased assets to the ARCP OP at the cost of such assets, for an aggregate purchase price of $5,800,000, which includes the reimbursement of certain costs and expenses incurred by the ARCT III Advisor. The ARCT III Advisor has agreed, subject to certain conditions, to indemnify the ARCP OP and its affiliates, together with their respective stockholders, members, partners, managers, officers, directors, employees, representatives, controlling persons, counsel, agents against certain liabilities in connection with the Asset Purchase and Sale Agreement.

Vesting of ARCP Restricted Stock

The consummation of the transactions contemplated under the merger agreement will result in a change in control as defined under ARCP’s Equity Plan and under ARCP’s Non-Executive Director Stock Plan, which we refer to together as the ARCP Stock Plans. As a result, restricted ARCP manager’s stock, which we refer to as ARCP Restricted Manager’s Stock, granted to the ARCP Manager and key personnel of an affiliate of the Manager, and shares of restricted ARCP common stock, which we refer to as ARCP Restricted Stock, granted to ARCP’s non-executive directors under the ARCP Stock Plans will become fully vested at the effective time of the merger. ARCP’s Manager’s Stock is convertible into shares of ARCP common stock.

As a result of the transactions contemplated under the merger agreement, 256,153 shares of Restricted Manager’s Stock held by the ARCP Manager and 11,400 shares of ARCP Restricted Stock held by ARCP’s non-executive directors would vest, which based on the closing price of ARCP common stock on January 4, 2013, would have an aggregate value of $3,769,822.

Interests of ARCT III’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCT III Board to approve the merger and the other transactions contemplated by the merger agreement, ARCT III stockholders should be aware that executive officers and directors of ARCT III have certain interests in the merger that may be different from, or in addition to, the interests of ARCT III stockholders generally. These interests may create potential conflicts of interest. The ARCT III Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby. These interests include the following:

Letter Agreement

On December 14, 2012, ARCT III entered into the letter agreement with RC Securities and ARC Advisory Services, pursuant to which ARCT III retained each of RC Securities and ARC Advisory Services to act as non-exclusive financial advisor and information agent, respectively, to ARCT III in connection with the merger and the related proxy solicitation seeking approval of the merger by ARCT III’s stockholders. The term of the letter agreement will automatically expire upon the earlier to occur of (i) December 14, 2013 and (ii) the consummation of the merger and the services described in the letter agreement; provided, however, that ARCT III only (and not RC Securities nor ARC Advisory Services) may terminate the letter agreement prior to the end of the term (except for certain surviving provisions), with or without cause, by giving RC Securities at least five days’ prior written notice thereof.

Pursuant to the letter agreement, ARCT III will pay to RC Securities and ARC Advisory Services an aggregate amount of $640,000 in consideration for the services provided under the letter agreement and such fee will be payable upon the consummation of the merger; provided that if the merger is not consummated, ARCT III will be responsible for the payment of such fee. Additionally, ARCT III will reimburse, irrespective of whether the merger is consummated, each of RC Securities and ARC Advisory Services for reasonable and actually incurred direct out-of-pocket expenses of RC Securities or ARC Advisory Services (including actually incurred reasonable legal fees in respect of any legal services incurred at the specific written request of ARCT III) and for reasonable and actually incurred direct out-of-pocket expenses of third-party vendors, to the extent such vendors have been approved in writing by ARCT III, incurred by RC Securities or ARC Advisory Services, as the case may be, in connection with the merger. RC Securities shall not mark-up any of such expenses and, to the extent any such expenses (i.e., travel and lodging) are incurred on behalf of ARCT III and some other party unrelated to ARCT III, RC Securities and ARC Advisory Services shall apportion such expenses in good faith, in a reasonable manner and advise ARCT III thereof. At its sole discretion, ARCT III may also directly pay any expenses of third party vendors. ARCT III has agreed, subject to certain conditions, to indemnify RC Securities and ARC Advisory Services, together with their respective officers, directors, shareholders, employees, agents, and other controlling persons, against certain liabilities in connection with the letter agreement. Each of RC Securities and ARC Advisory Services is directly or indirectly wholly-owned by ARC.

Legal Services Reimbursement Agreement

On December 14, 2012, ARCT III and the ARCT III OP entered into the Legal Services Reimbursement Agreement with ARC Advisory Services, pursuant to which ARCT III, on its own behalf and, as general partner of the ARCT III OP, on behalf of the ARCT III OP, reaffirmed the retention of ARC Advisory Services for the performance of legal support services in connection with the merger agreement rendered prior to the date of the Legal Services Reimbursement Agreement. The Legal Services Reimbursement Agreement does not govern any legal support services (i) rendered by ARC Advisory Services from and after December 14, 2012 in connection with the merger agreement and its related transactions or (ii) not rendered in connection with the merger agreement and its related transactions, which, in each case, will be governed by the Transition Services Agreement. The Legal Services Reimbursement Agreement will expire on the earlier of (a) the closing date of the merger and (b) December 14, 2013, and thereafter it may be renewed from year to year by written consent of the parties thereto. Additionally, the Legal Services Reimbursement Agreement is terminable by any party thereto (upon determination of the majority of the ARCT III independent directors) at any time upon 60 days’ prior written notice to the non-terminating parties.

Pursuant to the Legal Services Reimbursement Agreement, ARCT III and the ARCT III OP will pay to ARC Advisory Services an aggregate amount of $500,000 in consideration for the services provided under the Legal Services Reimbursement Agreement. Additionally, expenses of ARCT III and the ARCT III OP will be paid by the ARCT III OP and ARCT III and will not be borne by ARC Advisory Services unless any such expense constitutes or is part of a fee which ARC Advisory Services is otherwise receiving from ARCT III or the ARCT III OP. ARCT III and the ARCT III OP have agreed, subject to certain conditions, to indemnify ARC Advisory Services and its affiliates against certain liabilities in connection with the Legal Services Reimbursement Agreement and advance legal expenses and other costs incurred in connection therewith.

Transition Services Agreement

On December 14, 2012, ARCT III and the ARCT III OP entered into a certain Transition Services Agreement with ARC Advisory Services, pursuant to which ARC Advisory Services and ARCT III, on its own behalf and, as general partner of the ARCT III OP, on behalf of the ARCT III OP, memorialized ARC Advisory Services’ obligation to perform the following services, which it has historically performed for, and for which it has historically been compensated by, ARCT III and the ARCT III OP: legal support related to the merger and ongoing general legal support, accounting support, marketing support, acquisition support, investor relations support, public relations support, event coordination, human resources and administration, general human resources duties, payroll services, benefits services, insurance and risk management, information technology services, telecom and internet services and services relating to office supplies. The Transition Services Agreement does not govern any legal support services rendered in connection with the merger agreement and its related transactions prior to December 14, 2012, which will be governed by the Legal Services Reimbursement Agreement. The Transition Services Agreement will expire on the earlier of (i) the closing date of the merger and (ii) December 14, 2013, and thereafter it may be renewed from year to year by written consent of the parties thereto. Additionally, the Transition Services Agreement is terminable by any party thereto (upon determination of the majority of the independent directors of ARCT III) at any time upon 60 days’ prior written notice to the non-terminating parties; provided, however, that, prior to the closing date of the merger, ARCT III may elect to extend the term of the Transition Services Agreement on a monthly basis up to and including December 14, 2013.

Pursuant to the Transition Services Agreement, ARCT III and the ARCT III OP will pay to ARC Advisory Services an aggregate fee of $2,000,000 in connection with providing the services contemplated by the Transition Services Agreement. Additionally, expenses of ARCT III and the ARCT III OP will be paid by the ARCT III OP and ARCT III and will not be borne by ARC Advisory Services unless any such expense constitutes or is part of a fee which ARC Advisory Services is otherwise receiving from ARCT III or the ARCT III OP. ARCT III and the ARCT III OP have agreed, subject to certain conditions, to indemnify ARC Advisory Services and its affiliates against certain liabilities in connection with the Transition Services Agreement and advance legal expenses and other costs incurred in connection therewith.

RC Securities and ARC Advisory Services are each wholly owned by ARC. Payments under the letter agreement and the Letter Services Reimbursement Agreement represent gross income to the applicable affiliate of ARC, not net income distributable to the equity holders of such affiliate of ARC.

Conversion of Outstanding Shares Pursuant to the Merger

Shares of ARCT III common stock owned by executive officers and directors of ARCT III will be converted into the right to receive shares of ARCP common stock on the same terms and conditions as the other stockholders of ARCT III. As of January 4, 2013, the executive officers and directors of ARCT III beneficially owned, in the aggregate, 23,664 shares of ARCT III common stock (including shares held by ARC), excluding shares of ARCT III common stock issuable upon (i) exercise of stock options to acquire shares of ARCT III common stock, which we refer to as ARCT III stock options, granted under ARCT III’s 2011 Non-Employee Director Stock Option Plan, which we refer to as the ARCT III Stock Option Plan, and (ii) settlement of ARCT III restricted stock awards granted under ARCT III’s Employee and Director Incentive Restricted Share Plan, which we refer to as the ARCT III Restricted Stock Plan, and collectively with the ARCT III Stock Option Plan, the ARCT III Stock Plans. If all of the shares of ARCT III common stock beneficially owned by the executive officers and directors as of January 4, 2013 (other than shares of ARCT III common stock issuable with respect to ARCT III stock options, ARCT III restricted stock) were converted to shares of ARCP common stock in connection with the merger, then the executive officers and directors would receive an aggregate of 22,481 shares of ARCP common stock pursuant to the merger, which based on the closing price of ARCP common stock on January 4, 2013, would have an aggregate value of approximately $316,757.

Treatment of ARCT III Stock Options

Under the merger agreement, ARCT III and the ARCT III OP will take all actions required to cancel (effective prior to the effective time) each outstanding option to purchase ARCT III common stock, which we refer to as an ARCT III Stock Option, that is outstanding and unexercised at the effective time of the merger in accordance with ARCT III’s 2011 Non-Employee Director Stock Option Plan, which we refer to as the ARCT III Stock Option Plan, including by providing timely notice of cancellation to each holder of an ARCT III Stock Option. Any holder of an ARCT III Stock Option will, upon receipt of a cancellation notice, have the right to exercise his ARCT III Stock Option in accordance with the ARCT III Stock Option Plan, and if any such holder exercises his ARCT III Stock Option to acquire shares of ARCT III common stock, he will be entitled to receive the merger consideration payable with respect to the shares of ARCT III common stock. Any ARCT III Stock Option that is outstanding and is not exercised prior to the effective time will be forfeited.

As of January 4, 2013, there are no outstanding ARCT III Stock Options.

Treatment of ARCT III Restricted Stock

Under the merger agreement, immediately prior to the effective time of the merger, each then-outstanding share of ARCT III restricted stock will fully vest. All shares of ARCT III common stock then-outstanding as a result of the full vesting of shares of ARCT III restricted stock (and on the satisfaction of any applicable withholding taxes) will have the right to receive the merger consideration to be received by ARCT III stockholders with respect to ARCT III common stock in the merger.

As a result of the transactions contemplated under the merger agreement, 17,400 shares of ARCT III restricted stock held by ARCT III’s directors would vest and would be convertible into 16,530 shares of ARCP common stock pursuant to the merger, which based on the closing price of ARCP common stock on January 4, 2013, would have an aggregate value of approximately $232,908.

Section 16 Matters

Pursuant to the merger agreement, ARCT III, ARCP and Merger Sub have each agreed to take all steps as may be necessary or appropriate to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of shares of ARCT III common stock (including derivative securities with respect to such shares) that are treated as dispositions under Rule 16b-3 and result from the transactions contemplated under the merger agreement by each officer or director of ARCT III who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ARCT III.

Indemnification and Insurance

For a period of six years after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the surviving entity will indemnify, defend and hold harmless among others, each officer and director of ARCT III, for actions at or prior to the effective time of the merger, including with respect to the transactions contemplated by the merger agreement. In addition, pursuant to the terms of the merger agreement and subject to certain limitations, prior to the effective time of the merger, ARCT III has agreed to (or, if ARCT III is unable to, ARCP has agreed to cause the surviving entity in the merger to) obtain and pay for a non-cancelable extension of the coverage afforded by ARCT III’s existing directors’ and officers’ liability insurance policies and ARCT III’s existing fiduciary liability insurance policies covering at least six years after the effective time of the merger with respect to any claim related to any period or time at or prior to the effective time of the merger, and if ARCT III or the surviving entity does not obtain a “tail” policy as of the effective time of the merger, the surviving entity will maintain in effect, for a period of at least six years after the effective time of the merger, ARCT III’s existing policies in effect on December 14, 2012 on terms and limits of liability that are no less favorable in the aggregate than the coverage provided on that date. These interests are described in detail below at “The Merger Agreement — Covenants and Agreements — Indemnification of Directors and Officers; Insurance.”

Interest of the ARCT III Advisor in the Merger

As described under “Questions and Answers — What fees will the ARCT III Advisor receive in connection with the merger?,” the ARCT III Advisor will not receive any fees in cash in connection with the merger but will be entitled to subordinated distributions of net sales proceeds from the ARCT III OP in an amount estimated to be equal to approximately $59.0 million, assuming an implied price of ARCT III common stock of $12.26 per share in the merger (which assumes that 70% of the merger consideration is ARCP common stock based on a per share price of $12.90, the closing price of ARCP common stock the last trading day before public announcement of the merger, and 30% of the merger consideration is cash). Such subordinated distributions of net sales proceeds is to be finalized based on the closing price of ARCP common stock on the day immediately prior to the closing of the merger, payable in ARCT III OP Units that will automatically convert into ARCP OP Units, and will be payable upon the consummation of the partnership merger in accordance with the merger agreement. The parties have agreed that such ARCP OP Units will be subject to a minimum one-year holding period before being exchangeable into ARCP common stock. Pursuant to the ARCT III side letter, the ARCT III Advisor has agreed to waive any disposition fees otherwise payable to the ARCT III Advisor under the ARCT III Advisory Agreement. Such disposition fees could have been as much as $48.0 million (assuming the maximum fee of 2.0% of the sales price of the properties permitted under ARCT III’s charter and provided for in the ARCT III Advisory Agreement was payable).

Pursuant to the ARCT III OP Agreement, the ARCT III Advisor is entitled to a subordinated participation in the form of Class B Units in the ARCT III OP, which we refer to as ARCT III Class B Units, in connection with its asset management services. Subject to the approval of the ARCT III Board, within 30 days of the end of each calendar quarter, ARCT III pays an asset management subordinated participation by issuing to the ARCT III Advisor a number of ARCT III Class B Units equal to (i) the excess of (A) the product of the “cost of assets” as defined in the ARCT III OP Agreement multiplied by 0.1875% over (B) the amount of the

“oversight fee” as defined in the ARCT III Property Management Agreement for such quarter, divided by (ii) the value of one share of ARCT III common stock. The ARCT III Advisor will continue to be entitled to such ARCT III Class B Units prior to the consummation of the merger.

As of January 4, 2013, the following fees and expense reimbursements are payable to ARC and its affiliates in connection with the merger:

Entity	Description	Amount
ARC Properties Operating Partnership, L.P.	Sale of certain furniture, fixtures, equipment and other assets and reimbursement of certain costs, pursuant to the Asset Purchase and Sale Agreement	$5,800,000
ARC Advisory Services, LLC	Provision of legal support services prior to the date of the merger agreement pursuant to the Legal Services Reimbursement Agreement	$500,000
Realty Capital Securities, LLC and ARC Advisory Services, LLC	Retention as non-exclusive financial advisor and information agent, respectively, to ARCP in connection with the merger pursuant to the Letter Agreement	$640,000
ARC Advisory Services, LLC	Provision of certain transition services in connection with the merger pursuant to the Transition Services Agreement	$2,000,000

In addition to the $48.0 million disposition fee waived by the ARCT III Manager, upon the closing of the merger, the ARCP Manager has agreed to eliminate acquisition and financing fees. Additionally, the ARCP Manager has agreed to modify its asset management fee with respect to the excess of the unadjusted book value of the aggregate assets held ARCT III over $3.0 billion from 0.50% per annum to 0.40% per annum.

The ARCT III Board was aware of the interests described in this section and considered them, among other matters, in approving the merger agreement and making its recommendation that ARCT III stockholders approve the merger and the other transactions contemplated by the merger agreement. See “The Merger — Recommendation of the ARCT III Board and Its Reasons for the Merger.”

Potential Conflicts

In addition to the conflicts discussed elsewhere in this joint proxy statement/prospectus, ARC and its affiliates, as the sponsor, directly or indirectly, of both ARCT III and ARCP, have certain conflicts in connection with the merger, Such conflicts include the following:

•	Pursuant to the ARCT III Side Letter, the ARCT III Advisory Agreement and the ARCT III Property Management Agreement will be extended for a 60 day period following the closing date of the merger. During such time, each of the ARCT III Advisor and the ARCT III Property Manager will continue to receive certain fees pursuant to such agreements. See “Side Letters.”
•	All of ARCT III’s officers are officers of ARCP. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT III and ARCP and Edward M. Weil, Jr., a director and officer of ARCT III and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement and the merger was unanimously approved by the ARCT III independent directors. The ARCP Board following the merger will consist of directors who serve on the board of directors of certain other REITs sponsored by ARC, including American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., a development stage REIT, and American Realty Capital Trust IV, Inc.
•	ARC has also sponsored ARCT. ARCT operated as a non-traded REIT through February 29, 2012, and effective as of March 1, 2012, internalized the management services previously provided by its advisor and concurrently listed its common stock on The NASDAQ Global Select Market under the symbol “ARCT.” On September 6, 2012, ARCT entered into an Agreement and Plan of Merger with Realty Income Corporation, a Maryland corporation, and its subsidiary. Such merger has been approved by both companies’ boards of directors but is subject to stockholder approval. The merger with Realty Income Corporation is expected to close in the first quarter of 2013. Nicholas S. Schorsch is the executive chairman of the board of directors of ARCT. ARCT may compete with the combined company for investment, tenant and financing opportunities, both prior to and after the merger with Realty Income Corporation.
•	On December 11, 2012, the compensation committee of the ARCP Board, which we refer to as the ARCP compensation committee, approved the general terms of a form of Multi-Year Outperformance Plan Agreement, which we refer to as the OPP, to be entered into with the ARCP Manager. The ARCP compensation committee must approve the final terms of the OPP, including the commencement date of the performance period (which date we refer to as the commencement date), prior to ARCP’s entry into the OPP. Under the OPP, the ARCP Manager will be eligible to earn performance-based bonus awards up to a maximum award opportunity that is anticipated to be 5% of ARCP’s anticipated market capitalization on the commencement date, which amount will be approximately $87.5 million if the commencement date is the closing date of the merger.
•	Pursuant to the ARCP Side Letter, the ARCP Manager agreed to enter into an amended and restated Management Agreement with ARCP concurrently with the consummation of the merger, which would, among other things, remove the waiver of management fees by the ARCP Manager equal to the excess of distributions declared in respect of ARCP OP Units over ARCP’s AFFO.
•	After the merger, ARC and its affiliates will continue to manage American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT, Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., a development stage REIT, and American Realty Capital Trust IV, Inc. Certain of these ARC-sponsored REITs have investment objectives substantially similar to those of the combined company and will receive fees for those services. Those entities may compete with the combined company for investment, tenant and financing opportunities.
•	Proskauer Rose LLP has acted as legal counsel to each of ARCT III and ARCP since inception and also represents the ARCT III Advisor and the ARCP Manager, as well as ARC and the ARC-sponsored REITs.

Security Ownership of ARCT III’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth information regarding the beneficial ownership of ARCT III’s common stock as of January 4, 2013 by:

•	each person known by ARCT III to be the beneficial owner of more than 5% of its outstanding shares of ARCT III based solely upon the amounts and percentages contained in the public filings of such persons;
•	each of ARCT III’s officers and directors; and
•	all of ARCT III’s officers and directors as a group.

	Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number of Shares of Common Stock(2)	Percentage of Class
American Realty Capital Trust III Special Limited Partner(3)	20,000	*
Nicholas S. Schorsch, Chairman and Chief Executive Officer	—	—
Edward M. Weil, Jr., President, Chief Operating Officer and Director	—	—
Peter M. Budko, Executive Vice President	—	—
Brian S. Block, Executive Vice President and Chief Financial Officer	—	—
Edward G. Rendell, Independent Director(4)	6,000	*
Scott J. Bowman, Independent Director(5)	9,064	*
David Gong, Independent Director(6)	6,000	*
All directors and executive officers as a group (seven persons)	41,064(7)	*

*	Less than 1%.
(1)	The business address of each individual or entity listed in the table is 405 Park Avenue, 15th Floor, New York, New York 10022.
(2)	Based on 177,403,883 shares of common stock outstanding (including 17,400 shares of restricted stock for this purpose) as of January 4, 2013. In accordance with SEC rules, each listed person’s beneficial ownership includes all shares of ARCT III’s common stock the person actually owns beneficially or of record, all shares of ARCT III’s common stock over which the person has or shares voting or dispositive control and all shares the person has the right to acquire within 60 days (such as shares of restricted common stock which are scheduled to vest within 60 days).
(3)	American Realty Capital Trust III Special Limited Partner, LLC is 100% owned by ARC. ARC is directly or indirectly owned by Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr. and controlled by Nicholas S. Schorsch and William M. Kahane.
(4)	Shares owned by Mr. Rendell include 6,000 restricted shares which vest annually over a five-year period in equal installments beginning with the anniversary of the date of grant.
(5)	Shares owned by Mr. Bowman include 6,000 restricted shares which vest annually over a five-year period in equal installments beginning with the anniversary of the date of grant, 2,972 shares of common stock issued and 92 shares of common stock issued under ARCT III’s DRIP.
(6)	Shares owned by Mr. Gong include 6,000 restricted shares which vest annually over a five-year period in equal installments beginning with the anniversary of the date of grant.
(7)	Includes 20,000 shares held by AR Capital, LLC. See footnote 3.

Regulatory Approvals Required for the Merger

The merger may be subject to certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. ARCP and ARCT III are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, ARCP and ARCT III have each agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement.

Although ARCP and ARCT III do not expect any regulatory authorities to raise any significant objections to the merger that would result in the failure to satisfy the conditions to consummation the merger by the termination date, ARCP and ARCT III can provide no assurance that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to ARCP after the effective time of the merger. ARCP and ARCT III have not yet obtained any of the regulatory approvals required to complete the merger.

Accounting Treatment

ARCT III and ARCP are considered to be entities under common control. Both entities’ advisors are wholly owned subsidiary of the entities’ sponsor, AR Capital, LLC. The sponsor and its related parties have significant ownership interests in ARCP through the ownership of shares of common stock and other equity interests. In addition, the advisors of both companies are contractually eligible to charge significant fees for their services to both of the companies including asset management fees, fees for the arrangement of financing and incentive fees and other fees. Due to the significance of these fees, the advisors and ultimately the sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory agreement, which qualifies them as affiliated companies under common control in accordance with U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the merger date.

All unaudited pro forma consolidated financial information contained in this joint proxy statement/prospectus was prepared using the carryover basis of accounting as a reorganization of entities under the common control of ARC.

Listing of ARCP Common Stock

ARCP will use its reasonable best efforts to cause the shares of ARCP common stock to be issued in the merger to be approved for listing on the NASDAQ prior to the completion of the merger, subject to official notice of issuance. Approval of the listing on the NASDAQ of the shares of ARCP common stock to be issued in the merger, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger.

Deregistration of ARCT III Common Stock

If the merger is completed, ARCT III common stock will be deregistered under the Exchange Act, and ARCT III will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of ARCP Common Stock Received in the Merger

Shares of ARCP common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933 or the Exchange Act, except for shares of ARCP common stock issued to any ARCT III stockholder who may be deemed to be an “affiliate” of ARCP after the completion of the merger. This joint proxy statement/prospectus does not cover resales of ARCP common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the merger of ARCT III and Merger Sub to U.S. Stockholders (as defined below) of ARCT III common stock and the material U.S. federal income tax consequences associated with the ownership and disposition of ARCP common stock, including the qualification and taxation of ARCP as a REIT.

This discussion is based upon the Code, Treasury regulations promulgated under the Code, which we refer to as the Treasury Regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements applicable to the merger. In addition, this discussion does not purport to address the U.S. federal income or other tax considerations applicable to holders of ARCP or ARCT III common stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;
•	partnerships or entities treated as partnerships for U.S. federal income tax purposes and investors therein, S corporations or other pass-through entities;
•	insurance companies;
•	pension plans or other tax-exempt organizations, except to the extent discussed below;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold their common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	persons that do not hold their common stock as a capital asset within the meaning of Section 1221 of the Code;
•	regulated investment companies;
•	real estate investment trusts;
•	certain U.S. expatriates;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons who acquired their ARCT III common stock through the exercise of an employee stock option or otherwise as compensation; and
•	persons who are not U.S. Stockholders.

Generally, for purposes of this discussion, a “U.S. Stockholder” is a person that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under current Treasury Regulations to be treated as a U. S. person.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds ARCP or ARCT III common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or entity treated as a partnership for U.S. federal income tax purposes holding ARCP or ARCT III common stock, and the partners in such partnership, should consult their own tax advisors.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Opinions from Outside Special Counsel

ARCP and ARCT III intend for the merger to qualify as a reorganization within the meaning of Code Section 368(a). In addition, it is a condition to the consummation of the merger that Duane Morris LLP render a tax opinion to ARCP and Weil, Gotshal and Manges LLP render a tax opinion to ARCT III to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Code Section 368(a). Such opinions will be based on factual representations and covenants made by ARCP and ARCT III (including those contained in tax representation letters provided by ARCP and ARCT III), and on customary assumptions. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the merger could differ from those described in the tax opinions. The tax opinions represent the legal judgment of outside counsel to ARCP and ARCT III and are not binding on the IRS.

No ruling from the IRS has been or will be requested in connection with the merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein or the conclusions set forth in the tax opinions. If the condition relating to either tax opinion to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.

Material U.S. Federal Income Tax Consequences of the Merger

The U.S. federal income tax consequences of the merger to a U.S. Stockholder of ARCT III common stock generally will depend on whether the U.S. Stockholder exchanges its ARCT III common stock for cash, ARCP common stock or a combination of cash and ARCP common stock

Exchange Solely for Cash.  In general, if, pursuant to the merger, a U.S. Stockholder exchanges all of the shares of ARCT III common stock actually owned by it solely for cash, that U.S. Stockholder should recognize gain or loss equal to the difference between the amount of cash received and its adjusted U.S. federal income tax basis in the shares of ARCT III common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the U.S. Stockholder’s holding period with respect to the ARCT III common stock surrendered is more than one year at the effective time of the merger. Under current law, long-term capital gains of non-corporate taxpayers generally are subject to a maximum U.S. federal income tax rate of twenty percent (20%).

The deductibility of capital losses is subject to limitations. Although the law is unclear, it is possible that all or a portion of the cash received by a U.S. Stockholder exchanging shares of ARCT III common stock solely for cash may be treated as a dividend and such U.S. Stockholders should consult their tax advisors concerning such possibility.

Exchange Solely for ARCP Common Stock.  If, pursuant to the merger, a U.S. Stockholder exchanges all of the shares of ARCT III common stock actually owned by it solely for shares of ARCP common stock, that U.S. Stockholder will not recognize any gain or loss except in respect of cash received instead of a fractional share of ARCP common stock (as discussed below). The aggregate adjusted U.S. federal income tax basis of the shares of ARCP common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted U.S. federal income tax basis of the shares of ARCT III common stock surrendered for the ARCP common stock, and the holding period of the ARCP common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of ARCT III common stock were held.

Exchange for ARCP Common Stock and Cash.  If, pursuant to the merger, a U.S. Stockholder exchanges all of the shares of ARCT III common stock actually owned by it for a combination of ARCP common stock and cash, the U.S. Stockholder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, other than cash received in lieu of fractional shares of ARCP common stock, and the fair market value of the ARCP common stock received pursuant to the merger over that U.S. Stockholder’s adjusted U.S. federal income tax basis in its shares of ARCT III common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of ARCP common stock). For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. U.S. Stockholders should consult their tax advisors regarding the manner in which cash and ARCP common stock should be allocated among different shares of ARCT III common stock. Any recognized gain will generally be long-term capital gain if the U.S. Stockholder’s holding period with respect to the ARCT III common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the U.S. Stockholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate U.S. federal income tax basis of ARCP common stock received (including fractional shares deemed received and redeemed as described below) by a U.S. Stockholder that exchanges its shares of ARCT III common stock for a combination of ARCP common stock and cash pursuant to the merger will be equal to the aggregate adjusted U.S. federal income tax basis of the shares of ARCT III common stock surrendered for ARCP common stock and cash, reduced by the amount of cash received by the U.S. Stockholder pursuant to the merger (excluding any cash received instead of a fractional share of ARCP common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed redemption of fractional shares described below), if any, recognized by the U.S. Stockholder on the exchange. The holding period of the ARCP common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of ARCT III common stock surrendered.

Possible Treatment of Cash as a Dividend.  In general, the determination of whether the gain recognized in the exchange by a U.S. Stockholder that exchanges all of the shares of ARCT III common stock actually owned by it for a combination of ARCP common stock and cash will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. Stockholder’s deemed percentage stock ownership of ARCP. For purposes of this determination, the U.S. Stockholder is treated as if it first exchanged all of its shares of ARCT III common stock solely for ARCP common stock and then ARCP immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the ARCP common stock in exchange for the cash the U.S. Stockholder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is either “substantially disproportionate” with respect to the U.S. Stockholder or “not essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a U.S. Stockholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a U.S. Stockholder will depend upon the U.S. Stockholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the U.S. Stockholder’s deemed percentage stock ownership of ARCP. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of ARCP that the U.S. Stockholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of ARCP that is actually and constructively owned by the U.S. Stockholder immediately after the deemed redemption. In applying the above tests, a U.S. Stockholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a U.S. Stockholder’s option to purchase in addition to the stock actually owned by the holder. The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, any gain recognized in the exchange by such a stockholder would be treated as capital gain (and long-term capital gain if such stockholder held the stock so exchanged for more than one year).

These rules are complex and dependent upon the specific factual circumstances particular to each U.S. Stockholder. Consequently, each U.S. Stockholder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. Stockholder.

Cash Received Instead of Fractional Shares.  A U.S. Stockholder who receives cash instead of a fractional share of ARCP common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized for U.S. federal income tax purposes based on the difference between the amount of cash received instead of the fractional share and the portion of the U.S. Stockholder’s aggregate adjusted U.S. federal income tax basis of the shares of ARCT III common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of ARCT III common stock is more than one year at the effective time of the merger. Under current law, long-term capital gains of non-corporate taxpayers generally are subject to a maximum U.S. federal income tax rate of twenty percent (20%). The deductibility of capital losses is subject to limitations.

Additional Medicare Tax.  Individuals with modified adjusted gross income in excess of certain thresholds may also be subject to an additional 3.8% tax with regard to dividends on and “net gains” from the disposition of ARCT III common stock. You should consult your tax advisor with respect to the applicability of this tax.

Backup Withholding.  Certain U.S. Stockholders of ARCT III common stock may be subject to backup withholding of U.S. federal income tax with respect to any cash received pursuant to the merger. Backup withholding will not apply, however, to a U.S. holder of ARCT III common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 (or substitute Form W-9) or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. While this discussion does not otherwise address the United States federal income tax considerations applicable to non-U.S. Stockholders, a non-U.S. Stockholder may be subject to backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either ARCP and/or ARCT III has or its paying agent has actual knowledge, or reason to know, that such holder is not a non-U.S. Stockholder. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the non-U.S. Stockholder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER OF ARCT III AND MERGER SUB. HOLDERS OF ARCT III COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER OF ARCT III AND MERGER SUB, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of ARCP and ARCT III

It is a condition to the obligation of ARCT III to complete the merger that ARCP receive an opinion from Proskauer Rose LLP to the effect that, commencing with the taxable year of ARCP ended December 31, 2011, ARCP has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable ARCP to continue to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Proskauer Rose LLP will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by ARCP about factual matters relating to the organization and operation of ARCP and its subsidiaries.

It is a condition to the obligation of ARCP to complete the merger that ARCT III receive an opinion from Proskauer Rose LLP to the effect that, commencing with the taxable year of ARCT III ended December 31, 2011, ARCT III has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled ARCT III to meet, through the effective time of the merger, the requirements for qualification and taxation as a REIT under the Code. The opinion of Proskauer Rose LLP will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by ARCT III about factual matters relating to the organization and operation of ARCT III and its subsidiaries.

Neither of the opinions described above will be binding on the IRS. ARCP intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of ARCP to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described in more detail below under “— Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock.” Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of ARCP, it cannot be guaranteed that the actual operating results of ARCP will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Tax Liabilities and Attributes Inherited from ARCT III

If ARCT III failed to qualify as a REIT for any of its taxable years, ARCT III would be liable for (and, after the merger, ARCP could be indirectly obligated to pay) U.S. federal income tax on its taxable income at regular corporate rates. Furthermore, after the merger, the asset and income tests will apply to all of the assets of ARCP, including the assets ARCP acquires from ARCT III, and to all of the income of ARCP, including the income derived from the assets ARCP acquires from ARCT III. As a result, the nature of the assets that ARCP acquires from ARCT III and the income ARCP derives from those assets may have an effect on the tax status of ARCP as a REIT.

Qualification and taxation as a REIT requires ARCT III to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described in more detail below with respect to ARCP under “— Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock.” There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within the control of ARCT III.

Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from ARCP’s qualification and taxation as a REIT and the ownership and disposition of shares of ARCP common stock. No ruling on the U.S. federal, state, or local tax considerations relevant to ARCP’s operation or to the ownership or disposition of shares of ARCP common stock has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that the operation of ARCP, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements.

ARCP elected to be taxed as a REIT under the applicable provisions of the Code and the Treasury Regulations commencing with its taxable year ended December 31, 2011. ARCP intends to continue operating as a REIT so long as its board of directors determines that REIT qualification remains in its best interest. However, no assurance can be given that it will continue to meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that complies with the provisions in Code Sections 856 through 860, and qualifies as a REIT generally is not taxed on its net taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of ownership of the securities of ARCP and of the election of ARCP to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of REITs in General

The term “REIT taxable income” means the taxable income as computed for a corporation which is not a REIT:

•	without the deductions allowed by Code Sections 241 through 247, and 249 (relating generally to the deduction for dividends received);
•	excluding amounts equal to: the net income from foreclosure property and the net income derived from prohibited transactions;
•	deducting amounts equal to: the net loss from foreclosure property, the net loss derived from prohibited transactions, the tax imposed by Code Section 857(b)(5) upon a failure to meet the 95% or the 75% gross income tests, the tax imposed by Code Section 856(c)(7)(C) upon a failure to meet the quarterly asset tests, the tax imposed by Code Section 856(g)(5) for otherwise avoiding REIT disqualification, and the tax imposed by Code Section 857(b)(7) on redetermined rents, redetermined deductions and excess interest;
•	deducting the amount of dividends paid under Code Section 561, computed without regard to the amount of the net income from foreclosure property (which is excluded from REIT taxable income); and
•	without regard to any change of annual accounting period pursuant to Code Section 443(b).

In any year in which ARCP qualifies as a REIT and has a valid election in place, ARCP will claim deductions for the dividends it pays to the stockholders, and therefore will not be subject to U.S. federal income tax on that portion of its taxable income or capital gain which is distributed to its stockholders.

Although ARCP can eliminate or substantially reduce its U.S. federal income tax liability by maintaining its REIT qualification and paying sufficient dividends, ARCP will be subject to U.S. federal tax in the following circumstances:

•	ARCP will be taxed at normal corporate rates on any undistributed REIT taxable income or net capital gain.
•	If ARCP fails to satisfy either the 95% Gross Income Test or the 75% Gross Income Test (each of which is described below), but its failure is due to reasonable cause and not willful neglect, and ARCP therefore maintains its REIT qualification, ARCP will be subject to a tax equal to the product of (a) the amount by which ARCP failed the 75% or 95% Gross Income Test (whichever amount is greater) multiplied by (b) a fraction intended to reflect ARCP’s profitability.
•	ARCP will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year, ARCP must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed under this formula and the amount actually distributed and would not be deductible by ARCP.
•	ARCP may be subject to the corporate “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.

•	If ARCP has net income from prohibited transactions such income would be subject to a 100% tax. See “— REIT Qualification Tests — Prohibited Transactions.”
•	ARCP will be subject to U.S. federal income tax at the highest corporate rate on any non-qualifying income from foreclosure property, although ARCP will not own any foreclosure property unless it makes loans or accepts purchase money notes secured by interests in real property and forecloses on the property following a default on the loan, or forecloses on property pursuant to a default on a lease.
•	If ARCP fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but its failure is due to reasonable cause and not due to willful neglect and ARCP nonetheless maintains its REIT qualification because of specified cure provisions, ARCP will be required to pay a tax equal to the greater of $50,000 or the amount determined by multiplying the highest corporate tax rate (currently 35%) by the net income generated by the non-qualifying assets during the period in which ARCP failed to satisfy the asset tests.
•	If ARCP fails to satisfy any other provision of the Code that would result in its failure to continue to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, ARCP may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.
•	ARCP may be required to pay monetary penalties to the IRS in certain circumstances, including if ARCP fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders. Such penalties generally would not be deductible by ARCP.

•	If ARCP acquires any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which its basis in the asset is determined by reference to the transferor corporation’s basis in the asset, and ARCP recognizes gain on the disposition of such an asset for up to a 10-year period beginning on the date ARCP acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over its adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by ARCP.
•	A 100% tax may be imposed on transactions between ARCP and any of its taxable REIT subsidiaries, which we refer to as TRSs, that do not reflect arm’s-length terms.
•	The earnings of ARCP’s subsidiaries that are C corporations, including any subsidiary ARCP may elect to treat as a TRS will generally be subject to U.S. federal corporate income tax.
•	ARCP may elect to retain and pay income tax on its net capital gain. In that case, a stockholder would include his, her or its proportionate share of ARCP’s undistributed net capital gain (to the extent ARCP makes a timely designation of such gain to the stockholder) in his, her or its income as long-term capital gain, would be deemed to have paid the tax that ARCP paid on such gain, and would be allowed a credit for his, her or its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in ARCP’s common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

In addition, notwithstanding ARCP’s qualification as a REIT, ARCP and its subsidiaries may be subject to a variety of taxes, including state and local and foreign income, property, payroll and other taxes on its assets and operations. ARCP could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

Organizational Requirements.  The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for its qualification as a REIT;
(4)	that is neither a financial institution nor an insurance company;
(5)	that meets the gross income, asset and annual distribution requirements;
(6)	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a short taxable year;
(7)	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified entities);
(8)	that makes an election to be taxable as a REIT for the current taxable year, or has made this election for a previous taxable year, which election has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to maintain qualification as a REIT; and
(9)	that uses a calendar year for U.S. federal income tax purposes.

Organizational requirements (1) though (5) must be met during each taxable year for which REIT qualification is sought, while conditions (6) and (7) do not have to be met until after the first taxable year for which a REIT election is made. ARCP has adopted December 31 as its year end, thereby satisfying condition (9).

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.  A REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, and will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT. Thus, ARCP’s pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which ARCP owns an interest, including the ARCP OP (which, after the effective time of the partnership merger, will include the assets and items of income of the ARCT III OP), is treated as ARCP’s assets and items of income for purposes of Asset Tests and Gross Income Tests (each as defined below).

ARCP expects to control its subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for its qualification as a REIT. If ARCP becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize its qualification as a REIT or require ARCP to pay tax, ARCP may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause ARCP to fail a Gross Income Test or Asset Test (each as defined below), and that ARCP would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, ARCP could fail to qualify as a REIT unless it were entitled to relief, as described below.

ARCP may from time to time own certain assets through subsidiaries that it intends to be treated as “qualified REIT subsidiaries.” A corporation will qualify as ARCP’s qualified REIT subsidiary if ARCP owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for purposes of the Asset Tests and Gross Income Tests (each as defined below). A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax, and ARCP’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.” While ARCP currently holds, and intends to continue to hold, all of its investments through the ARCP OP (which, after the effective time of the partnership merger, will include the investments of the ARCT III OP), ARCP also may hold investments separately, through qualified REIT subsidiaries. Because a qualified REIT subsidiary must be wholly owned by a REIT, any such subsidiary utilized by ARCP would have to be owned by ARCP, or another qualified REIT subsidiary, and could not be owned by the ARCP OP unless ARCP owns 100% of the equity interests in the ARCP OP.

ARCP may from time to time own certain assets through entities that it wholly owns and which are disregarded as separate from ARCP for U.S. federal income tax purposes. If a disregarded subsidiary ceases to be wholly owned by ARCP (for example, if any equity interest in the subsidiary is acquired by a person other than ARCP or another one of its disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect ARCP’s ability to satisfy the Asset Tests and Gross Income Tests, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Ownership of Interests in TRSs.  ARCP currently owns an interest in one TRS and may acquire securities in additional TRSs in the future. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by ARCP without jeopardizing its qualification as a REIT.

A TRS is subject to U.S. federal income tax as a regular C corporation. In addition, if certain tests regarding the TRS’s debt-to-equity ratio are not satisfied, a TRS generally may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests described below. However, no more than 25% of the gross value of a REIT’s assets may be comprised of securities of one or more TRS. See “— Asset Tests.”

Share Ownership Requirements

The common stock and any other stock ARCP issues must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning ARCP’s stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, ARCP cannot be “closely-held,” which means that at all times during the second half of each taxable year, no more than 50% in value of its stock may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning its stock) as specifically defined for this purpose. However, these two requirements do not apply until after the first taxable year an entity elects REIT status.

ARCP’s charter contains certain provisions intended, among other purposes, to enable ARCP to meet requirements (6) and (7) above. First, subject to certain exceptions, ARCP’s charter provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate of its outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of its stock, as well as in certain other circumstances. In addition, consistent with ARCP’s charter, the ARCP Board has increased the ownership limits as they apply to ARC and its affiliates to no more than 28.0%, and has further limited the ownership limits as they apply to everyone else to 5.25%. See the section entitled “Description of ARCP

Shares — Restrictions on Ownership and Transfer of Stock” in this joint proxy statement/prospectus. Additionally, ARCP’s charter contains provisions requiring each holder of its shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with ARCP’s disclosure request will be required, under Treasury Regulations promulgated under the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax returns for the year in which the request was made.

Asset Tests

At the close of each calendar quarter of the taxable year, ARCP must satisfy four tests based on the composition of its assets, or the Asset Tests. After initially meeting the Asset Tests at the close of any quarter, ARCP will not lose its qualification as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of its assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure generally can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. ARCP will continue to maintain adequate records of the value of its assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test.  At least 75% of the value of ARCP’s assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities, which we refer to as the 75% Asset Test. Real estate assets include (1) real property (including interests in real property and interests in mortgages on real property), (2) shares in other qualifying REITs and (3) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date ARCP received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by ARCP in exchange for its stock or in a public offering of debt obligations that have a maturity of at least five years. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below under “— 25% Asset Test.”

ARCP is currently invested in the real properties described in its public filings and, after the consummation of the mergers, will be invested in the real properties described in ARCT III’s public filings. In addition, ARCP has invested and intends to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow ARCP to continue to qualify under the 75% Asset Test. Therefore, ARCP’s investment in real properties should constitute “real estate assets” and should allow ARCP to meet the 75% Asset Test.

25% Asset Test.  Except as described below, the remaining 25% of ARCP’s assets generally may be invested, subject to certain restrictions, which is referred to herein as the 25% Asset Test. If ARCP invests in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either (1) 5% of the value of ARCP’s assets as to any one issuer; or (2) 10% of the outstanding securities by vote or value of any one issuer. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, a partnership interest held by a REIT is not considered a “security” for purposes of the 10% value test; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets, which is based on the REIT’s proportionate interest in any securities issued by the partnership (disregarding for this purpose the general rule that a partnership interest is not a security), but excluding certain securities described in the Code.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if ARCP, and any of its “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, ARCP’s interest as a partner in the partnership).

ARCP believes that its holdings of real estate assets and other securities comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. ARCP may make real estate related debt investments; provided, that the underlying real estate meets its criteria for direct investment. A real estate mortgage loan that ARCP owns generally will be treated as a real estate asset for purposes of the 75% Asset Test if, on the date that ARCP acquires or originates the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT qualification for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (1) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (2) $10 million; provided, that in either case the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Department of the Treasury, or the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (1) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not to willful neglect; (3) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (4) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Code Section 11, by (y) the net income generated by the assets that caused the failure for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Income Tests

For each calendar year, ARCP must satisfy two separate tests based on the composition of its gross income, as defined under its method of accounting, or the Gross Income Tests.

75% Gross Income Test.  At least 75% of ARCP’s gross income for the taxable year (excluding gross income from prohibited transactions) must result from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of its trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, temporary investment income (as described under the 75% Asset Test above). This requirement is referred to herein as the 75% Gross Income Test. ARCP intends to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow it to qualify under the 75% Gross Income Test.

95% Gross Income Test.  At least 95% of ARCP’s gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from (1) sources which satisfy the 75% Gross Income Test, (2) dividends, (3) interest, or (4) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of its trade or business. This requirement is referred to herein as the 95% Gross Income Test. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income Test, but not under the 75% Gross Income Test. ARCP intends to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow it to qualify under the 95% Gross Income Test.

Rents from Real Property.  Income attributable to a lease of real property generally will qualify as “rents from real property” under the 75% Gross Income Test and the 95% Gross Income Test if such lease is respected as a true lease for U.S. federal income tax purposes (see “— Characterization of Property Leases”) and subject to the rules discussed below. Rent from a particular tenant will not qualify if ARCP, or an owner of 10% or more of its stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

If a REIT operates or manages a property or furnishes or renders certain “impermissible services” to the tenants at the property, and the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” Impermissible services are services other than services “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible services” will not be less than 150% of the cost of providing the service. If the amount so received is 1% or less of the total amount received by ARCP with respect to the property, then only the income from the impermissible services will not qualify as “rents from real property.” However, this rule generally will not apply if such services are provided to tenants through an independent contractor from whom ARCP derives no revenue, or through a TRS. ARCP’s intention is that services to be provided by it, if any, are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The ARCP Board intends to hire qualifying independent contractors or to utilize ARCP’s TRSs to render services which it believes, after consultation with ARCP’s tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, ARCP has represented that, with respect to its leasing activities, ARCP will not (1) charge rent for any property that is based in whole or in part on the income or profits of any person (excluding rent based on a percentage of receipts or sales, as described above), (2) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (3) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements, and if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by ARCP’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. The TRSs will pay regular corporate tax rates on any income they earn. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

Interest Income.  It is possible that ARCP will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test; provided, that in both cases, the interest does not depend, in whole or in part, on the income or profits of any person (excluding amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, the interest on it may nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time of the loan commitment. All of ARCP’s loans secured by real property are intended to be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

Dividend Income.  ARCP may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividends to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% Gross Income Test, but not the 75% Gross Income Test. Any dividends received by ARCP from a REIT will be qualifying income for purposes of both the 95% and 75% Gross Income Tests.

ARCP will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the Gross Income Tests. Although ARCP intends to take these actions to prevent a violation of the Gross Income Tests, ARCP cannot guarantee that such actions will in all cases prevent such a violation.

Foreclosure Property.  Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If ARCP believes it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% Gross Income Test, ARCP intends to elect to treat the related property as foreclosure property.

Satisfaction of the Gross Income Tests.  ARCP’s share of income from the properties primarily will give rise to rental income and gains on sales of the properties, substantially all of which generally will qualify under the 75% Gross Income and 95% Gross Income Tests. However, ARCP may establish a TRS in order to engage on a limited basis in acquiring and promptly reselling short- and medium-term lease assets for immediate gain. The gross income generated by its TRS would not be included in ARCP’s gross income. However, any dividends from ARCP’s TRS to ARCP would be included in ARCP’s gross income and qualify for the 95% Gross Income Test, but not the 75% Gross Income Test.

If ARCP fails to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, it may retain its qualification as a REIT for such year if it satisfies the IRS that (1) the failure was due to reasonable cause and not due to willful neglect, (2) ARCP attaches to its return a schedule describing the nature and amount of each item of its gross income, and (3) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, ARCP would remain subject to tax equal to the greater of the amount by which it failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect its profitability.

Annual Distribution Requirements

In addition to the other tests described above, ARCP is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to the excess of: (1) the sum of: (a) 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; less (2) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if ARCP: (1) declared a dividend before the due date of its tax return (including extensions); (2) distributes the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) files an election with its tax return. Additionally, dividends that ARCP declares in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide ARCP with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in ARCP’s organizational documents. However, distributions in excess of a REIT’s current and accumulated earnings and profits will constitute a return of capital, to the extent of a shareholder’s adjusted U.S. federal income tax basis in its shares, and then capital gain, not a dividend. If ARCP fails to meet the annual distribution requirements as a result of an adjustment to its U.S. federal income tax return by the IRS, or under certain other circumstances, ARCP may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

If ARCP does not distribute 100% of its REIT taxable income, it will be subject to U.S. federal income tax on the undistributed portion. ARCP also will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year and avoid the excise tax, ARCP must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed and the amount actually distributed and would not be deductible by ARCP.

ARCP intends to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on its earnings; however, it may not always be possible to do so. It is possible that ARCP may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;
•	loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and
•	loans on which the borrower is permitted to defer cash payments of interest, distressed loans on which ARCP may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash, and debt securities purchased at a discount.

ARCP will closely monitor the relationship between its REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will attempt to borrow funds to fully provide the necessary cash flow or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends.

Failure to Qualify

If ARCP fails to continue to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, it may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, ARCP will not be able to deduct its dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to ARCP stockholders (to the extent of its current and accumulated earnings and profits) will be taxable as ordinary dividend income. This “double taxation” results from its failure to continue to qualify as a REIT. Unless entitled to relief under specific statutory provisions, ARCP will not be eligible to elect REIT qualification for the four taxable years following the year during which qualification was lost.

Recordkeeping Requirements

ARCP is required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist it in determining the actual ownership of its outstanding stock and maintaining its qualification as a REIT.

Prohibited Transactions

As discussed above, ARCP will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;
•	generally has been held for at least two years;
•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;
•	in some cases, was held for production of rental income for at least two years;
•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and
•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year (excluding sales of foreclosure property or in connection with an involuntary conversion) or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Although ARCP may eventually sell each of the properties, ARCP’s primary intention in acquiring and operating the properties is the production of rental income and it does not expect to hold any property for sale to customers in the ordinary course of its business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. As a general matter, any condominium conversions ARCP might undertake must satisfy these restrictions to avoid being “prohibited transactions,” which will limit the annual number of transactions. See “— Ownership of Interests in TRSs.”

Characterization of Property Leases

ARCP has acquired and intends to acquire and own commercial properties subject to net leases. ARCP has structured and currently intends to structure its leases so that they qualify as true leases for U.S. federal income tax purposes. For example, with respect to each lease, ARCP generally expects that:

•	the ARCP OP and the lessee will intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;
•	the lessee will have the right to exclusive possession and use and quiet enjoyment of the properties covered by the lease during the term of the lease;
•	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the properties other than the cost of certain capital expenditures, and will dictate through the property managers, who will work for the lessee during the terms of the leases, and how the properties will be operated and maintained;
•	the lessee will bear all of the costs and expenses of operating the properties, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;
•	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the properties during the term of the lease;

•	in the event of damage or destruction to a property, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the properties subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the property to its prior condition;
•	the lessee will indemnify the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the properties or (B) the lessee’s use, management, maintenance or repair of the properties;
•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease;
•	the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties;
•	ARCP expects that each lease that ARCP enters into, at the time ARCP enters into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the properties during the term of its leases; and
•	upon termination of each lease, the applicable property will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, the IRS were to recharacterize ARCP’s leases as service contracts, partnership agreements or otherwise, rather than true leases, or disregard the leases altogether for tax purposes, all or part of the payments that ARCP receives from the lessees would not be considered rent and might not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, ARCP would not be able to satisfy either the 75% or 95% Gross Income Tests and, as a result, could lose its REIT qualification.

Tax Aspects of Investments in Partnerships

General.  ARCP currently holds and anticipate holding direct or indirect interests in one or more partnerships, including the ARCP OP, which will include the ARCT III OP after the effective time of the mergers. All references herein to the ARCP OP that relate to the period after the effective time of the mergers are to the merged partnership, that includes the ARCT III OP, as the context requires. ARCP operates as an Umbrella Partnership REIT, or UPREIT, which is a structure whereby ARCP owns a direct interest in the ARCP OP, and the ARCP OP, in turn, owns the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would either be disregarded for U.S. federal income tax purposes (if the ARCP OP were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of ARCP’s investment in the ARCP OP if the ARCP OP is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by ARCP in a property partnership or other non-corporate entity.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. ARCP is required to take into account its allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of its REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the ARCP OP will be sufficient to pay the tax liabilities resulting from an investment in the ARCP OP.

Generally, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise. Because the ARCP OP was formed as a partnership under state law, for U.S. federal income tax purposes, the ARCP OP will be treated as a partnership, if it has two or more partners, or a disregarded entity, if it is treated as having one partner. ARCP intends that interests in the ARCP OP (and any partnership invested in by the ARCP OP) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, ARCP’s ability to satisfy the requirements of some of these safe harbors depends on the results of actual operations and accordingly no assurance can be given that any such partnership will at all times satisfy one of such safe harbors. ARCP reserves the right to not satisfy any safe harbor. Even if a partnership is a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources, which generally include rents from real property and other types of passive income. ARCP believes that the ARCP OP has had and will have sufficient qualifying income so that it would be taxed as a partnership, even if it were treated as a publicly traded partnership.

If for any reason the ARCP OP (or any partnership invested in by the ARCP OP) is taxable as a corporation for U.S. federal income tax purposes, the character of ARCP’s assets and items of gross income would change, and as a result, ARCP would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case ARCP could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, ARCP cannot assure holders of its common stock that the IRS will not attempt to apply the anti-abuse regulations to ARCP. Any such action could potentially jeopardize ARCP’s qualification as a REIT and materially affect the tax consequences and economic return resulting from an investment in ARCP.

Income Taxation of Partnerships and their Partners.  Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. ARCP believes that the allocations of taxable income and loss in the ARCP OP agreement comply with the requirements of Code Section 704(b) and the Treasury Regulations.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the ARCP OP in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the ARCP OP, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the ARCP OP to cure any book-tax differences. In certain circumstances, ARCP creates book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

For U.S. federal income tax purposes, ARCP’s depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Shorter depreciation periods apply to other properties. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method. For properties contributed to the ARCP OP, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the ARCP OP generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation generally will fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition on such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the ARCP OP’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the ARCP OP may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Taxation of U.S. Stockholders

Taxation of Taxable U.S. Stockholders.  As long as ARCP qualifies as a REIT, distributions paid to U.S. Stockholders of ARCP common stock out of current or accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) will be ordinary income. Distributions in excess of current and accumulated earnings and profits are treated first as a return of capital to the U.S. Stockholder, reducing the U.S. Stockholder’s tax basis in his, her or its common stock by the amount of such distribution, and then as capital gain. Because ARCP’s earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. Stockholder’s basis in ARCP’s stock, this will increase the U.S. Stockholder’s gain, or reduce the U.S. Stockholder’s loss, on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gain to the extent they do not exceed ARCP’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. ARCP also may decide to retain, rather than distribute, its net capital gain and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gain in income as long-term capital gain, receive a credit on their returns for their proportionate share of its tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

With respect to U.S. Stockholders who are taxed at the rates applicable to individuals, ARCP may elect to designate a portion of its distributions paid to such U.S. Stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. Stockholders as capital gain; provided, that the U.S. Stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of ARCP’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by ARCP during such taxable year from C corporations (including any TRSs);
(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by ARCP with respect to such undistributed REIT taxable income; and
(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time ARCP’s REIT election became effective over the U.S. federal income tax paid by ARCP with respect to such built-in gain.

Generally, dividends that ARCP receives will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a regular, domestic C corporation, such as any TRSs, and specified holding period and other requirements are met.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Corporate stockholders cannot claim the dividends-received deduction for such dividends unless ARCP loses its REIT qualification. Although U.S. Stockholders generally will recognize taxable income in the year that a distribution is received, any distribution ARCP declares in October, November or December of any year and is payable to a U.S. Stockholder of record on a specific date in any such month will be treated as both paid by ARCP and received by the U.S. Stockholder on December 31st of the year it was declared even if paid by ARCP during January of the following calendar year. Because ARCP is not a pass-through entity for U.S. federal income tax purposes, U.S. Stockholders may not use any of ARCP’s operating or capital losses to reduce their tax liabilities.

ARCP has the ability to declare a large portion of a dividend in shares of its stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. Stockholders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of ARCP’s stock. In general, any dividend on shares of ARCP’s preferred stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

In general, the sale of ARCP’s common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated ARCP’s distributions as long-term capital gain. The use of capital losses is subject to limitations.

For taxable years beginning before January 1, 2013, the maximum tax rate applicable to individuals and certain other noncorporate taxpayers on net capital gain recognized on the sale or other disposition of shares was reduced from 20% to 15%, and the maximum marginal tax rate payable by them on dividends received from corporations that are subject to a corporate level of tax was reduced. For taxable years beginning after December 31, 2012, that reduced rate has been returned to 20%. Except in limited circumstances, as discussed above with respect to “qualified dividend income,” this tax rate will not apply to dividends paid by ARCP.

Cost Basis Reporting.  U.S. federal income tax information reporting rules may apply to certain transactions in ARCP’s shares. Where such rules apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to U.S. Stockholders. Generally these rules apply to all shares purchased after December 31, 2011, including those purchased through a distribution reinvestment plan. For “cost basis” reporting purposes, U.S. Stockholders may identify by lot the shares that he, she, or it transfers or that are redeemed, but if such U.S. Stockholder does not timely notify ARCP of such U.S. Stockholder’s election, ARCP will identify the shares that are transferred or redeemed on a “first in/first out” basis. Any shares purchased in a distribution reinvestment plan are also eligible for the “average cost” basis method, should a U.S. Stockholder so elect.

Information reporting (transfer statements) on other transactions may also be required under these new rules. Generally, these reports are made for certain transactions other than purchases in shares acquired before January 1, 2011. Transfer statements are issued between “brokers” and are not issued to the IRS or to U.S. Stockholders.

Stockholders should consult their tax advisors regarding the consequences of these new rules.

Medicare Tax.  Certain U.S. Stockholders who are individuals, estates or trusts are required to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. Stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of ARCP’s common stock.

Taxation of Tax-Exempt Stockholders.  U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, ARCP’s distributions to a U.S. Stockholder that is a domestic tax-exempt entity should not constitute UBTI unless such U.S. Stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its shares of common stock, or the shares of common stock are otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to ARCP’s stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Code Sections 501(c)(7), (9), (17) or (20)), may be treated as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. If ARCP would be “closely-held” (discussed above with respect to the share ownership tests) because the stock held by tax-exempt pension trusts was viewed as being held by the trusts rather than by their respective beneficiaries, tax-exempt pension trusts owning more than 10% by value of ARCP’s stock may be required to treat a percentage of ARCP’s dividends as UBTI. This rule applies if: (1) at least one tax-exempt pension trust owns more than 25% by value of ARCP’s shares, or (2) one or more tax-exempt pension trusts (each owning more than 10% by value of ARCP’s shares) hold in the aggregate more than 50% by value of ARCP’s shares. The percentage treated as UBTI is ARCP’s gross income (less direct expenses) derived from an unrelated trade or business (determined as if ARCP were a tax-exempt pension trust) divided by ARCP’s gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions in ARCP’s charter regarding the ownership concentration of its common stock, ARCP believes that a tax-exempt pension trust should not become subject to these rules. However, because ARCP’s shares of common stock may be publicly traded, ARCP can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors and financial planners as to the applicability of these rules and consequences to their particular circumstances.

Backup Withholding and Information Reporting.  ARCP will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the current rate of 28% with respect to dividends paid, unless the U.S. Stockholder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such U.S. Stockholder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide his, her or its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, ARCP may be required to withhold a portion of capital gain distribution to any U.S. Stockholder who fails to certify its non-foreign status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. Stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Other Tax Considerations

State, Local and Foreign Taxes.  ARCP and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which ARCP transacts business or reside. ARCP’s and its stockholder’s state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences discussed above. Any foreign taxes incurred by ARCP would not pass through to stockholders as a credit against their U.S. federal income tax liability. Stockholders should consult their own tax advisors and financial planners regarding the effect of state, local and foreign tax laws on an investment in the shares of common stock.

Legislative Proposals.  Stockholders should recognize that ARCP’s and such stockholder’s present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. ARCP is not currently aware of any pending legislation that would materially affect its or your taxation as described in this joint proxy statement/prospectus. Stockholders should consult their advisors concerning the status of legislative proposals that may pertain to a purchase of ARCP’s shares of common stock.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the merger agreement that is important to you. ARCP and ARCT III urge you to carefully read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about ARCP or ARCT III. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information each of ARCP and ARCT III filed with the SEC prior to the effective date of the merger agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the merger agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of ARCP and ARCT III file with the SEC and the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 157.

ARCP and ARCT III acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

Form, Effective Time and Consummation of the Merger and the Partnership Merger

The merger agreement provides for the merger of ARCT III with and into Merger Sub, upon the terms and subject to the conditions set forth in the merger agreement. Merger Sub will be the surviving entity in the merger and, following completion of the merger, will continue to exist under the name Tiger Acquisition, LLC as a direct wholly owned subsidiary of ARCP. The merger agreement also provides for the merger of the ARCT III OP with and into the ARCP OP upon the terms and subject to the conditions set forth in the merger agreement. The ARCP OP will be the surviving entity in the partnership merger and, following the completion of the partnership merger, will continue to exist under the name, ARC Properties Operating Partnership, L.P. The merger will become effective upon the filing of articles of merger with, and acceptance for record of articles of merger by, the State Department of Assessments and Taxation of the State of Maryland and the filing of a certificate of merger with the Secretary of State of the State of Delaware or at a later date and time agreed to by ARCP and ARCT III and specified in the articles of merger and certificate of merger. The partnership merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at a later date and time agreed to by the ARCP OP and the ARCT III OP and specified in the partnership certificate of merger.

The merger agreement provides that the consummation of the merger will take place on the third business day following the date on which the last of the conditions to consummation of the merger (described under “The Merger Agreement — Conditions to Completion of the Mergers”) have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the consummation of the merger, but subject to the satisfaction or waiver of those conditions).

Consideration to be Received in the Merger

Merger Consideration

If the merger is completed, each share of ARCT III common stock (other than shares of ARCT III common stock owned by any wholly owned subsidiary of ARCT III, ARCP or any subsidiary of ARCP, which will be cancelled) will be cancelled and converted, at the election of the holder thereof, into the right to receive either (i) 0.95 of a share of ARCP common stock or (ii) $12.00 in cash, subject to adjustments and certain other limitations described below. No fractional shares of ARCP will be issued. Instead of fractional shares, ARCT III stockholders will receive cash, without interest, in an amount equal to the product of (a) such fractional part of a share of ARCP common stock, multiplied by (b) $12.00, divided by (c) 0.95. In addition, in connection with the partnership merger, each outstanding ARCT III OP Unit (including each Converted Company Unit) and each ARCT III GP Unit issued and outstanding immediately prior to the consummation of the partnership merger will be converted into the right to receive 0.95 of the ARCP OP Units, which we refer to as the partnership merger consideration. Upon the consummation of the partnership merger, each issued and outstanding ARCT III Class B Unit that was not converted into ARCT III OP Units immediately prior to the consummation of the partnership merger will automatically be converted into 0.95 Class B Units of the ARCP OP.

ARCP intends to pay for cash elections by ARCT III stockholders using a combination of (i) ARCT III’s and ARCP’s available cash on hand; and (ii) $1.2 billion of financing, consisting of a $1.0 billion credit facility (under which ARCT III has obtained a commitment for $650.0 million, and which contains an “accordion” feature to allow ARCT III, under certain circumstances, to increase the commitments thereunder by $350.0 million) and an additional credit facility in the amount of $200.0 million.

Proration Adjustment of the Merger Consideration

The maximum number of shares of ARCT III common stock (including restricted stock and shares of ARCT common stock issued upon exercise of options) that may be converted into the right to receive cash consideration is an amount equal to the product (rounded down to the nearest whole share) of 30% of the number of shares of ARCT III common stock issued and outstanding immediately prior to the effective time of the merger.

If the aggregate elections for payment in cash exceed 30% of the number of shares of ARCT III common stock issued and outstanding as of immediately prior to the effective time of the merger, then the amount of cash consideration paid on cash elections will be reduced on a pro rata basis with the remaining consideration paid in ARCP common stock.

In such case, each ARCT III stockholder who elected to receive stock consideration or has made no election will receive stock consideration, and each ARCT III stockholder who elected to receive cash consideration in respect of all or a portion of such stockholder’s ARCT III common stock (the “cash election shares”) will receive cash in respect of a number of such stockholder’s cash election shares equal to the product of multiplying (A) the number of such stockholder’s cash election shares by (B) a fraction, (which will not exceed 1) the numerator of which is the maximum number of shares of ARCT III common stock that may be converted into the right to receive cash consideration and the denominator of which is the number of shares of ARCT III common stock in respect of which a cash election has been made, with the remaining number of such stockholder’s cash election shares being converted into the right to receive the stock consideration.

Conversion of Shares; Surrendering ARCT III Shares

The conversion of ARCT III common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. In accordance with the merger agreement, ARCP will appoint an exchange agent to handle the payment and delivery of the merger consideration and the cash payments to be delivered in lieu of fractional shares. Upon proper surrender of a share of ARCT III common stock for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal, the holder of such share will be entitled to receive the merger consideration in respect of such share of ARCT III common stock.

Elections as to Form of Consideration; Form of Election

A form of election, which will be mailed to each holder of ARCT III common stock as of January 4, 2013, as well as to stockholders who purchase shares of ARCT III common stock subsequent to such date and prior to the election deadline, will allow record holders of ARCT III common stock to make a cash or stock election in respect of each share of ARCT III common stock that they hold. ARCT III stockholders should return their properly completed and signed proxy card in accordance with the instructions provided prior to the election deadline.

Unless otherwise agreed by ARCT III and ARCP and publicly announced, the election deadline will be 5:00 p.m., local time (in the city in which the exchange agent is located) on the later of (i) the date immediately prior to the ARCT III stockholders meeting and (ii) the date that ARCP and ARCT III agree is five (5) business days prior to the closing date. ARCT III and ARCP will publicly announce the anticipated election deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the election deadline.

ARCT III stockholders who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. If an ARCT III stockholder does not make a valid election for cash or stock, such stockholder will be paid in stock.

To make a valid election, each ARCT III stockholder must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. The form of election must be accompanied by any additional documents specified in the form of election. Generally, an election may be revoked or changed by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election or the withdrawal prior to the election deadline of the documents previously provided to the exchange agent). ARCT III stockholders will not be entitled to make, revoke or change any election following the election deadline.

Letter of Transmittal

Promptly after the completion of the merger, the exchange agent will send a letter of transmittal to those persons who were ARCT III stockholders of record at the effective time of the merger. This mailing will contain instructions on how to effect the surrender of shares of ARCT III common stock in exchange for the consideration that the holder of such shares is entitled to receive under the merger agreement. Upon proper surrender of a share for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal, and delivery of any other documents specified in the letter of transmittal, the holder of such share will receive the merger consideration elected by such ARCT III stockholder, subject to proration adjustment in accordance with the merger agreement.

Treatment of ARCT III Stock Options and Restricted Stock

ARCT III and the ARCT III OP will take all actions required to cancel (effective prior to the effective time) each outstanding option to purchase ARCT III common stock, which we refer to as an ARCT III Stock Option, that is outstanding and unexercised at the effective time of the merger in accordance with ARCT III’s 2011 Non-Employee Director Stock Option Plan, which we refer to as the ARCT III Stock Option Plan, including by providing timely notice of cancellation to each holder of an ARCT III Stock Option. Any holder of an ARCT III Stock Option will, upon receipt of a cancellation notice, have the right to exercise his ARCT III Stock Option in accordance with the ARCT III Stock Option Plan, and if any such holder exercises his ARCT III Stock Option to acquire shares of ARCT III common stock, he will be entitled to receive the merger consideration payable with respect to the shares of ARCT III common stock. Any ARCT III Stock Option that is outstanding and is not exercised prior to the effective time will be forfeited.

Immediately prior to the effective time of the merger, each then-outstanding share of ARCT III restricted stock will fully vest (and ARCT III will be entitled to deduct and withhold the number of shares of ARCT III common stock otherwise deliverable upon such acceleration to satisfy any applicable withholding taxes, assuming a fair market value of a share of ARCT III common stock equal to the closing price of ARCT III common stock on the last completed trading day immediately prior to the consummation of the merger). All shares of ARCT III common stock then-outstanding as a result of the full vesting of shares of ARCT III restricted stock, and the satisfaction of any applicable withholding taxes, will have the right to receive a number of shares of ARCP common stock based on the exchange ratio.

Withholding

All payments under the merger agreement are subject to applicable withholding requirements.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by ARCT III and ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and do not survive the effective time of the merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement, information each of ARCP and ARCT III filed with the SEC prior to the effective date of the merger agreement or the disclosure letters delivered in connection therewith.

Representations and Warranties of ARCT III and the ARCT III OP

ARCT III and the ARCT III OP made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;
•	organizational documents;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	permits and compliance with law;
•	SEC filings, financial statements, and internal accounting controls;
•	disclosure documents to be filed with the SEC in connection with the merger;
•	absence of certain changes since December 31, 2011;
•	employee benefit plans;
•	labor and other employment-related matters;
•	material contracts;
•	litigation;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	tax matters, including qualification as a REIT;
•	insurance;
•	receipt of the opinion of UBS;
•	exemption of the merger from anti-takeover statutes;
•	stockholder vote required in connection with the merger and general partner consent required in connection with the partnership merger;

•	broker’s, finder’s and investment banker’s fees;
•	inapplicability of the Investment Company Act of 1940; and
•	affiliate transactions.

Representations and Warranties of ARCP, the ARCP OP and Merger Sub

ARCP, the ARCP OP and Merger Sub made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;
•	organizational documents;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	permits and compliance with law;
•	SEC filings, financial statements, and internal accounting controls;
•	disclosure documents to be filed with the SEC in connection with the merger;
•	absence of certain changes since December 31, 2011;
•	employee benefit plans;
•	labor and other employment-related matters;
•	material contracts;
•	litigation;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	tax matters, including qualification as a REIT;
•	insurance;
•	opinion of ARCP’s financial advisor;
•	stockholder vote required in order to issue ARCP shares to ARCT III stockholders in connection with the merger and general partner consent required in connection with the partnership merger;
•	broker’s, finder’s and investment banker’s fees;
•	inapplicability of the Investment Company Act of 1940;
•	funds sufficient to consummate the transactions contemplated by the merger agreement;
•	ownership and prior activities of Merger Sub;
•	exemption of the merger from anti-takeover statutes; and
•	affiliate transactions.

Definition of “Material Adverse Effect”

Many of the representations of ARCT III, the ARCT III OP, ARCP, the ARCP OP and Merger Sub are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect). For the purposes of the merger agreement, “material adverse effect” means any event, circumstance, change or effect (i) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of ARCT III and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as the case may be or (ii) that will, or would reasonably be expected to, prevent or materially impair the ability of ARCT III, the ARCT III OP, ARCP, the ARCP OP or Merger Sub, as the case may be, to consummate the merger before May 31, 2013. However, any event, circumstance, change or effect will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	any failure of ARCT III or ARCP, as applicable, to meet any projections or forecasts or any decrease in the market price of ARCT III common stock or ARCP common stock, as applicable (except any event, circumstance, change or effect giving rise to such failure or decrease is taken into account in determining whether there has been a material adverse effect);
•	any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally;
•	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;
•	any changes in the legal or regulatory conditions;
•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;
•	the negotiation, execution or announcement of the merger agreement, or the consummation or anticipation of the merger or other transactions contemplated by the merger agreement;
•	the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the merger agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the other party;
•	earthquakes, hurricanes or other natural disasters;
•	any damage or destruction of any property that is substantially covered by insurance; or
•	changes in law or U.S. GAAP;

except to the extent, (i) in the case of the second, third, fourth, fifth and tenth bullet points above, that such changes do not disproportionately affect ARCT III and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as applicable, relative to other similarly situated participants in the commercial real estate REIT industry in the United States and (ii) in the case of the eighth bullet point above, that such changes do not disproportionately affect ARCT III and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as applicable, relative to other participants in the commercial real estate REIT industry in the geographic regions in which ARCT III and its subsidiaries, or ARCP and its subsidiaries, as applicable, operate, own or lease properties.

Conditions to Completion of the Mergers

Mutual Closing Conditions

The obligation of each of ARCT III, the ARCT III OP, ARCP, the ARCP OP and Merger Sub to complete the mergers is subject to the satisfaction or waiver, at or prior to the effective time of the merger, of the following conditions:

•	approval of the merger and the other transactions contemplated by the merger agreement by ARCT III stockholders;
•	approval of the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger by ARCP stockholders;

•	the absence of any law or order by any governmental authority restricting, preventing or prohibiting the consummation of the mergers or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of ARCT III common stock by ARCP;
•	the Form S-4 will have been declared effective and no stop order suspending the effectiveness of the Form S-4 will have been issued;
•	the shares of ARCP common stock to be issued in connection with the merger will have been authorized for listing on the NASDAQ, subject to official notice of issuance; and
•	the Management Agreement will have been amended to provide for, among other things, (i) the elimination of certain acquisition and financing fees paid by ARCP (exclusive of any properties currently in the pipeline), (ii) the internalization of certain accounting, leasing and other management functions and (iii) the reduction of certain asset management fees.

Additional Closing Conditions for the Benefit of ARCP, the ARCP OP and Merger Sub

The obligation of ARCP, the ARCP OP and Merger Sub to complete the mergers is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by ARCT III regarding ARCT III’s organization and subsidiaries, certain aspects of its capital structure, corporate authority relative to the merger agreement, the fairness opinion from UBS, applicability of takeover statutes, the required stockholder vote to approve the merger and the other transactions contemplated by the merger agreement, brokers and the Investment Company Act of 1940;
•	the accuracy in all but de minimis respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of representations and warranties by ARCT III regarding certain aspects of its capital stock;
•	the accuracy of all other representations and warranties made in the merger agreement by ARCT III (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except for any such inaccuracies that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ARCT III;
•	ARCT III must have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the closing date;
•	receipt by ARCP of an officer’s certificate, dated as of the closing date and signed by ARCT III’s chief executive officer or another senior officer on its behalf, certifying that the closing conditions described in the four preceding bullets have been satisfied;
•	no material adverse effect with respect to ARCT III can have occurred, or reasonably be expected to occur, since December 14, 2012;
•	receipt by ARCP of an opinion dated as of the closing date from Proskauer Rose LLP regarding ARCT III’s qualification and taxation as a REIT under the Code;
•	receipt by ARCP of an opinion dated as of the closing date from Duane Morris LLP regarding the merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code; and

•	receipt by ARCP of an affidavit of non-foreign status from ARCT III that complies with the Treasury Regulations under Section 1445 of the Code and the use of commercially reasonable efforts by the ARCT III OP to obtain and deliver to the ARCP OP similar affidavits from each partner of the ARCT III OP.

Additional Closing Conditions for the Benefit of ARCT III and the ARCT III OP

The obligation of ARCT III and the ARCT III OP to complete the merger is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by ARCP regarding ARCP’s organization and subsidiaries, certain aspects of its capital structure, corporate authority relative to the merger agreement, opinion of ARCP’s financial advisor, the required stockholder vote to approve the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger, brokers, applicability of the Investment Company Act of 1940 and applicability of takeover statutes;
•	the accuracy in all but de minimis respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of representations and warranties by ARCP regarding certain aspects of its capital stock;
•	the accuracy of all other representations and warranties made in the merger agreement by ARCP (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except for any such inaccuracies that do not have and would not constitute, individually or in the aggregate, a material adverse effect on ARCP;
•	ARCP and Merger Sub must have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the closing date;
•	receipt by ARCT III of an officer’s certificate dated as of the closing date and signed by ARCP’s chief executive officer or other senior officer on its behalf, certifying that the closing conditions described in the four preceding bullets have been satisfied;
•	no material adverse effect with respect to ARCP can have occurred, or reasonably be expected to occur, since December 14, 2012;
•	receipt by ARCT III of an opinion dated as of the closing date from Proskauer Rose LLP, or other counsel reasonably acceptable to ARCT III, regarding ARCP’s qualification and taxation as a REIT under the Code;
•	receipt by ARCT III of an opinion dated as of the closing date from Weil, Gotshal & Manges LLP regarding the merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code; and
•	the use of commercially reasonable efforts by the ARCP OP to obtain an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code from each of its partners.

Covenants and Agreements

Conduct of Business of ARCT III Pending the Merger

ARCT III and the ARCT III OP have agreed to certain restrictions on themselves and their respective subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with ARCP’s prior written approval (not to be unreasonably withheld, delayed or conditioned) or as otherwise expressly required or permitted by the merger agreement or required by law, each of ARCT III and the ARCT III OP has agreed that, it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by reasons outside of ARCT III’s, the ARCT III OP or their respective subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers and key employees, maintain all of its material insurance policies and maintain the status of ARCT III as a REIT. ARCT III and the ARCT III OP have also agreed to use their commercially reasonable efforts to obtain the legal opinions of Duane Morris LLP and Weil, Gotshal & Manges LLP that are conditions to the obligations of ARCP, the ARCP OP and Merger Sub to complete the merger and to deliver certain officer’s certificates in connection with such opinions and the opinions of Duane Morris LLP and Weil, Gotshal & Manges LLP on the effective date of the Form S-4 registration statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In addition, ARCT III has agreed to use commercially reasonable efforts to (i) consummate the acquisition of certain properties disclosed on the ARCT III disclosure letter prior to the closing of the transaction, provided that ARCT III may substitute one or more of such properties with one of more properties of equivalent value subject to the consent of ARCP (not to be unreasonably withheld) and (ii) acquire or enter into contracts to acquire real property with an aggregate purchase price of at least $300,000,000 but not to exceed $400,000,000. Without limiting the foregoing, each of ARCT III and the ARCT III OP has also agreed that, except with ARCP’s prior written approval (not to be unreasonably withheld, delayed or conditioned), to the extent required by law, or as otherwise expressly required or permitted by the merger agreement, it will not, and it will not cause or permit any of its subsidiaries to:

•	amend or propose to amend its organizational documents, if such amendment would be adverse to ARCT III, the ARCT III OP or any of their subsidiaries;
•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of ARCT III or any of its subsidiaries;
•	declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of ARCT III or any of its subsidiaries or other equity securities or ownership interests in ARCT III or any of its subsidiaries;
•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of ARCT III or one its subsidiaries;
•	issue, sell, pledge, dispose, encumber or grant any shares of ARCT III’s or any of its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of ARCT III’s or any of its subsidiaries’ capital stock or other equity interests;
•	grant, confer, award, or modify the terms of any ARCT III stock options, ARCT III restricted stock, convertible securities, or other rights to acquire, or denominated in, any of ARCT III’s or any of its subsidiaries’ capital stock or other equity securities, or take any action not disclosed in the ARCT III disclosure letter or not contemplated by the merger agreement to cause to be exercisable any otherwise unexercisable ARCT III stock option;
•	acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof;
•	sell, pledge, lease, assign, transfer dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets;
•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other person;

•	make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, directors, employees, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, property leases;
•	waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of ARCT III or any of its subsidiaries before the same comes due in accordance with its terms;
•	settle or compromise (i) any legal action, suit or arbitration proceeding, in each case made or pending against ARCT III or any of its subsidiaries, including relating to taxes, and (ii) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of ARCT III common stock;
•	(i) hire or terminate any officer, director or employee of ARCT III or any of its subsidiaries or promote or appoint any person to a position of officer or director of ARCT III or any of its subsidiaries, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, (iii) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of ARCT III or any of its subsidiaries, whether past or present, (iv) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or employee benefits arrangement, (v) accelerate the vesting or payment of any compensation or benefits under any ARCT III stock plan, (vi) grant any awards under any ARCT III stock plan, bonus, incentive, performance or other compensation plan or arrangement, or (vii) take any action to fund or in any other way secure the payment of compensation or benefits under the ARCT III stock plan;
•	fail to maintain all financial books and records in all material respects in accordance with U.S. GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2012, or make any change with respect to accounting policies;
•	enter into any new line of business;
•	fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ or any governmental authority, subject to extensions permitted by law or applicable rules and regulations;
•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (i) ARCT III to fail to qualify as a REIT or (ii) any subsidiary of ARCT III to cease to be treated as any of (a) a partnership or disregarded entity for United States federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;
•	form any new funds or joint ventures;
•	incur any liability with respect to, amend, or enter into, any company tax protection agreement, make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund except in each case upon providing contemporaneous written notice to ARCP (A) if required by law or (B) if necessary (x) preserve ARCT III’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or
•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

Conduct of Business of ARCP, the ARCP OP and Merger Sub Pending the Merger

ARCP, the ARCP OP and Merger Sub have agreed to certain restrictions on themselves and their respective subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with ARCT III’s prior written approval (not to be unreasonably withheld) or as otherwise expressly required or permitted by the merger agreement or required by law, each of ARCP, the ARCP OP and Merger Sub has agreed that it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by reasons outside of ARCP’s, the ARCP OP’s, Merger Sub’s or their respective subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers and key employees and maintain the status of ARCP as a REIT. ARCP, the ARCP OP and Merger Sub have also agreed to use their commercially reasonable efforts to obtain the legal opinions of Weil, Gotshal & Manges LLP and Duane Morris LLP, that are conditions to the obligations of ARCT III and the ARCT III OP to complete the merger and to deliver certain officer’s certificates in connection with such opinions and the opinions of Weil, Gotshal & Manges LLP and Duane Morris LLP on the effective date of the Form S-4 registration statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. Without limiting the foregoing, each of ARCP, the ARCP OP and Merger Sub has also agreed that, except with ARCT III’s prior written approval (not to be unreasonably withheld), to the extent required by law, or as otherwise expressly required or permitted by the merger agreement, it will not, and it will not cause or permit any of its subsidiaries to:

•	amend or propose to amend its organizational documents;
•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of ARCP, Merger Sub or any other subsidiary of ARCP;
•	declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of ARCP or any of its subsidiaries or other equity securities or ownership interests in ARCP or any of its subsidiaries.
•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of ARCP or one its subsidiaries;
•	issue, sell, pledge, dispose, encumber or grant any shares of ARCP’s or any of its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of ARCP’s or any of its subsidiaries’ capital stock or other equity interests;
•	grant, confer, award, or modify the terms of any ARCP stock options, ARCP restricted stock, convertible securities, or other rights to acquire, or denominated in, any of ARCP’s or any of its subsidiaries’ capital stock or other equity securities or take any action not disclosed in the ARCP disclosure letter or not contemplated by the merger agreement to cause to be exercisable any otherwise unexercisable ARCP stock option;
•	sell, pledge, lease, assign, transfer dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets;

•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other person;
•	make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, directors, employees, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, property leases;
•	waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of ARCP or any of its subsidiaries before the same comes due in accordance with its terms;
•	settle or compromise (i) any legal action, suit or arbitration proceeding, in each case made or pending against ARCP or any of its subsidiaries, including relating to taxes, and (ii) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of ARCP common stock;
•	(i) hire or terminate any officer, director or employee of ARCP or any of its subsidiaries or promote or appoint any person to a position of officer or director of ARCP or any of its subsidiaries, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, (iii) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of ARCP or any of its subsidiaries, whether past or present, (iv) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or employee benefits arrangement, (v) accelerate the vesting or payment of any compensation or benefits under any ARCP stock plan, (vi) grant any awards under any ARCP stock plan, bonus, incentive, performance or other compensation plan or arrangement, or (vii) take any action to fund or in any other way secure the payment of compensation or benefits under the ARCP stock plan;
•	fail to maintain all financial books and records in all material respects in accordance with U.S. GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 14, 2012, or make any change with respect to accounting policies;
•	enter into any new line of business;
•	fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ or any governmental authority, subject to extensions permitted by law or applicable rules and regulations;
•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (i) ARCP to fail to qualify as a REIT or (ii) any subsidiary of ARCP to cease to be treated as any of (a) a partnership or disregarded entity for United States federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;
•	form any new funds or joint ventures;
•	incur any liability with respect to, amend, or enter into, any tax protection agreement, make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund except in each case upon providing contemporaneous written notice to ARCT III (A) if required by law or (B) if necessary (x) to preserve ARCP’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or
•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

No Solicitation of Transactions by ARCT III or ARCP

Neither ARCT III nor ARCP III OP will, and they will cause their respective subsidiaries not to, and will not authorize and will use reasonable best efforts to cause their officers and directors, managers or the equivalent, and any of their other representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an ARCT III Acquisition Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any ARCT III Acquisition Proposal or inquiry, (iii) approve or recommend an ARCT III Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or any other similar agreement (other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT III, the ARCT III OP and their respective subsidiaries than the terms of the confidentiality agreement between ARCT III and ARCP entered into in accordance with the limitations described below) providing for or relating to an ARCT III Acquisition Proposal, or (iv) propose or agree to do any of the foregoing.

For the purposes of the merger agreement, “ARCT III Acquisition Proposal” means, subject to certain exceptions, any proposal or offer for (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving ARCT III, the ARCT III OP or any of their respective subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of ARCT III, the ARCT III OP or any of their respective subsidiaries representing ten percent (10%) or more of the consolidated assets of ARCT III, the ARCT III OP or any of their respective subsidiaries taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing ten percent (10%) or more of the voting power of ARCT III, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of ten percent (10%) or more of the outstanding shares of any class of voting securities of ARCT III, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to ARCT III in which a third party acquires beneficial ownership of ten percent (10%) or more of the outstanding shares of any class of voting securities of ARCT III.

Notwithstanding the restrictions set forth above, the merger agreement provides that, at any time prior to the approval of the merger by ARCT III stockholders, ARCT III or the ARCT III OP may, directly or indirectly, in response to an unsolicited bona fide written ARCT III Acquisition Proposal from a third party made after December 14, 2012 that did not result from a breach of the merger agreement, (i) furnish non-public information to such third party pursuant to a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT III, the ARCT III OP and their respective subsidiaries than the terms of ARCT III’s confidentiality agreement with

ARCP (provided that such confidentiality agreement expressly permits ARCT III, the ARCT III OP and their respective subsidiaries to comply with any provision of the merger agreement and does not contain any provision that adversely affects the rights of ARCT III, the ARCT III OP or any of their respective subsidiaries under the merger agreement upon their compliance with any provision of the merger agreement and, provided, further, that all such information is provided to ARCP substantially at the same time that such information is provided to such third party if it has not been provided previously) and (ii) engage in discussions or negotiations with such third party and its representatives if the ARCT III Board determines in good faith, after consultation with outside legal counsel and financial advisors, that the ARCT III Acquisition Proposal constitutes, or is reasonably likely to result in, a superior proposal (as defined below) and the ARCT III Board determines in good faith, after consultation with outside legal counsel, that (x) such ARCT III Acquisition Proposal constitutes or is reasonably likely to result in a superior proposal and (y) the failure to take such action would be inconsistent with the directors’ duties under applicable law.

ARCT III or the ARCT III OP must notify ARCP promptly (but in no event later than 24 hours) after receipt of any ARCT III Acquisition Proposal or any request for non-public information relating to ARCT III, the ARCT III OP or any of their respective subsidiaries by any third party, or any inquiry from any person or entity seeking to have discussions or negotiations with ARCT III or the ARCT III OP relating to a possible ARCT III Acquisition Proposal. ARCT III or the ARCT III OP must also promptly, and in any event within 24 hours, notify ARCP if it enters into discussions or negotiations concerning any ARCT III Acquisition Proposal or provides non-public information or data to any person and keep ARCP informed of the status and material terms of any proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all related material documentation or material correspondence.

Except as described below, the ARCT III Board may not (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to ARCP, the ARCP OP or Merger Sub, its recommendation to ARCT III stockholders that they approve the merger and the other transactions contemplated by the merger agreement, or ARCT III’s approval of the partnership merger, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any ARCT III Acquisition Proposal, (iii) fail to include the ARCT III Board’s recommendation or ARCT III’s approval of the partnership merger in this joint proxy statement/prospectus, (iv) fail to publicly recommend against any ARCT III Acquisition Proposal within 10 business days of the request of ARCP and/or to reaffirm the ARCT III Board’s recommendation or ARCT III’s approval of the partnership merger within 10 business days of the request of ARCP, or (v) approve, adopt, declare advisable or recommend, or cause or permit ARCT III, the ARCT III OP or any of their respective subsidiaries to enter into, an alternative acquisition agreement (other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT III, the ARCT III OP and their respective subsidiaries than the terms of ARCT III’s confidentiality agreement with ARCP entered into in accordance with the limitations described above). In this joint proxy statement/prospectus, we refer to (i) through (iv) above as an “adverse recommendation change.” Notwithstanding the foregoing, at any time prior to obtaining the approval of ARCT III’s stockholders, the ARCT III Board may effect an adverse recommendation change if it (a) (1) has received an unsolicited bona fide ARCT III Acquisition Proposal that, in the good faith determination of the ARCT III Board, after consultation with outside legal counsel and financial advisors, constitutes a superior proposal (subject to the matching right described below), and such ARCT III Acquisition Proposal is not withdrawn, and (2) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, or (b) determines in good faith, after consultation with outside legal counsel, that for any reason, failure to take such action would be inconsistent with directors’ duties under applicable law, and in each such case ARCT III may also terminate the merger agreement (subject to the obligations upon such termination to pay the expense amount as described below) and/or approve or recommend such superior proposal to the ARCT III stockholders.

For the purposes of the merger agreement, “superior proposal” means any bona fide written ARCT III Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “ARCT III Acquisition Proposal” to “ 10%” are replaced by “50%”) made by a third party on terms that the ARCT III Board determines in good faith, after consultation with ARCT III’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal, including the identity of the person or entity making the proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of the merger agreement proposed by ARCP, Merger Sub and the ARCP OP, in response to such proposal or otherwise, to be (i) more favorable to ARCT III and its stockholders (solely in their capacity as stockholders) from a financial point of view than the transactions contemplated by the merger agreement and (ii) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

The ARCT III Board is not entitled to effect an adverse recommendation change unless (i) ARCT III has provided a written notice to ARCP, the ARCP OP and Merger Sub that it intends to take such action, specifying in reasonable detail the reasons therefor and describing the material terms and conditions of (and attaching a complete copy of) the superior proposal that is the basis of such action, if applicable, (ii) during the following five business days, ARCT III negotiates with ARCP, the ARCP OP and Merger Sub in good faith (if desired by ARCP, the ARCP OP and Merger Sub) to adjust the terms of the merger agreement so that the adverse recommendation change is no longer necessary and (iii) the ARCT III Board has subsequently determined in good faith, after consultation with its outside legal counsel and financial advisors that (a) in the case of an adverse recommendation change due to a superior proposal, the superior proposal giving rise to the notice continues to constitute a superior proposal, and (b) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law. Upon any material amendment to the superior proposal giving rise to the notice, ARCT III is required to deliver a new notice and commence a new negotiation period.

The ARCP Board is subject to corresponding limitations as the ARCT III Board on its ability to change its recommendation as described for ARCT III above, except that the ARCP Board may only be entitled to effect an adverse recommendation change in response to a superior proposal with respect to ARCP, the ARCP OP or any of their respective subsidiaries and not for any other reason.

The merger agreement required each of ARCT III and the ARCT III OP to immediately cease any existing discussions, negotiations or communications conducted before the execution of the merger agreement with respect to any ARCT III Acquisition Proposal and requires each of ARCT III and the ARCT III OP to enforce any confidentiality provisions or provisions of similar effect that they may have against third parties. ARCT III and the ARCT III OP must also use all reasonable best efforts to cause third parties who were furnished confidential information regarding ARCT III, the ARCT III OP and their respective subsidiaries in connection with the solicitation of or discussions regarding an ARCT III Acquisition Proposal within the six months prior to the execution of the merger agreement to promptly return or destroy such information. ARCP, the ARCP OP, Merger Sub and their respective subsidiaries are subject to reciprocal obligations. For more information regarding the limitations on ARCT III and its board of directors to consider other proposals, see “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT III or ARCP” beginning on page 132.

Form S-4, Joint Proxy Statement/Prospectus; Stockholders Meetings

ARCT III and ARCP agreed to prepare and cause to be filed with the SEC the joint proxy statement included in this joint proxy statement/prospectus and ARCP agreed to prepare and file a registration statement on Form S-4 with respect to the merger, which includes this joint proxy statement/prospectus, in each case as promptly as reasonably practicable. ARCT III and ARCP also agreed to use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) to keep the Form S-4 effective for so long as necessary to complete the merger.

ARCT III and ARCP each agreed to use their reasonable best efforts to cause this joint proxy statement/prospectus to be mailed to their stockholders entitled to vote at their respective stockholder meetings and to hold their respective stockholder meetings as soon as practicable after the Form S-4 is declared effective. ARCT III further agreed to include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the merger and the other transactions contemplated by the merger agreement and to use its reasonable best efforts to obtain its stockholder approval. ARCP also agreed to include its recommendation that the ARCP stockholders approve the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger and to use its reasonable best efforts to obtain such approval.

Efforts to Complete Transactions; Consents

Each of ARCT III, the ARCT III OP, ARCP, the ARCP OP and Merger Sub have agreed to use their reasonable best efforts to take all actions and do all things necessary, proper or advisable under applicable laws or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the mergers, including obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons or entities in connection with the mergers and the other transactions contemplated by the merger agreement and defending any lawsuits or other legal proceedings challenging the merger agreement or the mergers or other transactions contemplated by the merger agreement.

Each of ARCT III, the ARCT III OP, ARCP, the ARCP OP and Merger Sub have agreed to provide any necessary notices to third parties and to use their reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the mergers.

Access to Information; Confidentiality

The merger agreement requires ARCT III and the ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other hand, to provide to the other, upon reasonable notice and during normal business hours, reasonable access to its properties, offices, books, contracts, commitments, personnel and records, and each of ARCT III and the ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other hand, are required to furnish reasonably promptly to the other a copy of each report, schedule, registration statement and other document filed prior to closing pursuant to federal or state securities laws and all other information concerning its business, properties and personnel as the other party may reasonably request.

Each of ARCT III and the ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other hand, has agreed to hold, and to cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of its existing confidentiality agreements.

Notification of Certain Matters; Transaction Litigation

Each of ARCT III and the ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other, has agreed to provide prompt notice to the other of any notice received from any governmental authority in connection with the merger agreement or the transactions contemplated by the merger agreement, including the mergers, or from any person or entity alleging that its consent is or may be required in connection with any such transaction.

Each of ARCT III and the ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other, has agreed to provide prompt notice to the other if any representation or warranty made by it in the merger agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by May 31, 2013, if it fails to comply with or satisfy in any material respect any covenant, condition or agreement contained in the merger agreement or, if, to its knowledge, the occurrence of any state of facts, change, development, event or condition would cause, or reasonably be expected to cause, any of the conditions to closing not to be satisfied or satisfaction to be materially delayed.

Each of ARCT III and the ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub has agreed to give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or to any of its subsidiaries which could reasonably be expected to have, individually or in the aggregate, a material adverse effect.

Each of ARCT III and the ARCT III OP, on the one hand, and ARCP, the ARCP OP and Merger Sub has agreed to provide prompt notice to the other of any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving such party or any of its subsidiaries in connection with the merger agreement, the mergers or the other transactions contemplated by the merger agreement. Each has agreed to allow the other the opportunity to reasonably participate in the defense and settlement of any stockholder litigation and not to agree to a settlement of any stockholder litigation without the other’s consent (not to be unreasonably withheld).

Stock Exchange Listing

ARCP has agreed to use its reasonable best efforts to cause the shares of its common stock to be issued in connection with the merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the effective time of the merger.

Indemnification of Directors and Officers; Insurance

For a period of six years after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the surviving entity will indemnify, defend and hold harmless among others, each officer and director of ARCT III, for actions at or prior to the effective time of the merger, including with respect to the transactions contemplated by the merger agreement.

Prior to the effective time of the merger, ARCT III has agreed to (or, if ARCT III is unable to, ARCP has agreed to cause the surviving entity in the merger to) obtain and pay for a non-cancelable extension of the coverage afforded by ARCT III’s existing directors’ and officers’ liability insurance policies and ARCT III’s existing fiduciary liability insurance policies covering at least six years after the effective time of the merger with respect to any claim related to any period or time at or prior to the effective time of the merger from one or more insurance carriers with terms and retentions that are no less favorable in the aggregate than the coverage provided under ARCT III’s existing policies, as long as the annual premium does not exceed, in any one year, 300% of the annual aggregate premium(s) that ARCT III paid for such purpose with respect to the period from March 31, 2011 through March 31, 2012 (which ARCT III has represented and warranted to be $175,000).

If ARCT III or the surviving entity does not obtain a “tail” policy as of the effective time of the merger, the surviving entity will maintain in effect, for a period of at least six years after the effective time of the merger, ARCT III’s existing policies in effect on December 14, 2012 on terms and limits of liability that are no less favorable in the aggregate than the coverage provided on that date. Notwithstanding the foregoing, (i) neither ARCP nor the surviving entity will be required to pay annual premiums in excess of (for any one year) 300% of the annual aggregate premium that ARCT III paid for such purpose with respect to the calendar year 2011, and (ii) if the annual premiums exceed 300%, ARCP or the surviving entity will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding 300% of the current annual premium.

Public Announcements

ARCP, Merger Sub and ARCT III have agreed, subject to certain exceptions, to consult with, and receive consent (not to be unreasonably withheld) from, each other before issuing any press release or otherwise making any public statements or filings with respect to the merger agreement or any of the transactions contemplated by the merger agreement.

Parent Board

ARCP has agreed to take such actions as may be necessary so that, as of the effective time of the merger, (i) the number of directors that will comprise the full board of ARCP will be up to seven directors, consisting of four independent directors and up to three non-independent directors, and (ii) two members of the ARCT III Board who are independent directors (and serving on the ARCT III Board as of immediately prior to the effective time of the merger) will be appointed to the ARCP Board.

Financing

ARCT III and the ARCT III OP have agreed to cooperate with ARCP, the ARCP OP, Merger Sub and their respective subsidiaries and their lenders in connection with any efforts by ARCP, the ARCP OP, Merger Sub or any of their respective subsidiaries to arrange debt financing in order to satisfy the obligations of ARCP to pay (i) any cash consideration and other amounts due by ARCP, the ARCP OP, Merger Sub or any of their respective subsidiaries under the merger agreement and (ii) any expenses.

Operating Partnership

ARCP has agreed that, following the effective time of the merger and subject to certain limitations, each ARCT III Class B Unit will be convertible into an ARCT III OP unit and each ARCT III OP unit will be redeemable and exchangeable for one share of ARCP common stock, subject to certain limitations. Pursuant to the ARCT III OP Agreement, the ARCT III Advisor is entitled to a subordinated participation in the form of ARCT III Class B Units in connection with its asset management services, and the ARCT III Advisor will continue to be entitled to such ARCT III Class B Units prior to the consummation of the merger.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants related to:

•	ARCT III taking all action necessary to terminate each of its stock plans, unless otherwise notified by ARCP, prior to the effective time of the merger;
•	each of ARCP and ARCT III using its reasonable best efforts to cause the merger to qualify as a reorganization under the Code;
•	ARCT III taking all necessary steps to cause the ARCT III OP to perform its obligations under the merger agreement and to consummate the mergers;
•	ARCP’s taking all necessary steps to (i) cause Merger Sub and the ARCP OP to perform their respective obligations under the merger agreement and to consummate the mergers and (ii) ensure that, prior to the effective time of the merger, Merger Sub does not conduct any business or make any investments or incur or guarantee any indebtedness other than as contemplated by the merger agreement or incur or guarantee any indebtedness;
•	each of ARCT III, ARCP and Merger Sub taking all necessary or appropriate steps to ensure that any disposition of ARCT III common stock and any acquisition of ARCP common stock in connection with the mergers and the other transactions contemplated by the merger agreement by certain individuals are exempted pursuant to Rule 16b-3 promulgated under the Exchange Act from giving rise to any liability under Section 16 of the Exchange Act; and
•	ARCP and its subsidiaries voting all ARCT III common stock they beneficially own as of the record date of the ARCT III special meeting, if any, in favor of approval of the merger, and ARCT III and its subsidiaries voting all ARCP common stock they beneficially own as of the record date of the ARCP special meeting, if any, in favor of the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of ARCP and ARCT III.

Termination by Either ARCP or ARCT III

The merger agreement may also be terminated prior to the effective time of the merger by either ARCP or ARCT III if:

•	the merger has not been consummated on or before May 31, 2013; provided that either party can extend this date by a period of no more than sixty (60) days; and, provided further, that this termination right will not be available to a party if that party failed to fulfill its obligations under the merger agreement and that failure was a principle cause of, or, resulted in, the merger not closing;
•	a governmental authority of competent jurisdiction has issued a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement (provided that this termination right will not be available to a party if the issuance of such order was primarily due to the failure of such party to perform any of its obligations under the merger agreement);

•	ARCT III stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting (provided that this termination right will not be available to a party if the failure to obtain such ARCT III stockholder approval was primarily due to that party’s failure to perform any of its obligations under the merger agreement); or
•	ARCP stockholders fail to approve the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger at a duly convened meeting (provided that this termination right will not be available to a party if the failure to obtain such ARCP stockholder approval was primarily due to that party’s failure to perform any of its obligations under the merger agreement).

The failure of a party to perform its obligations includes (i) in the case of ARCP, the failure of Merger Sub and the ARCP OP and (ii) in the case of ARCT III, the failure of the ARCT III OP.

Termination by ARCP

The merger agreement may also be terminated prior to the effective time of the merger by ARCP if:

•	Either ARCT III or the ARCT III OP has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of ARCP’s condition to consummation the merger related to the accuracy of ARCT III’s or the ARCT III OP’s representations and warranties or ARCT III’s or the ARCT III OP’s material performance of or compliance with its obligations under the merger agreement and such breach either (i) cannot be cured by May 31, 2013 or (ii) if curable, has not been cured by ARCT III or the ARCT III OP within 20 days after receiving written notice of such breach (provided that this termination right will not be available to ARCP if ARCP, the ARCP OP or Merger Sub is then in breach of the merger agreement and such breach would result in the failure of ARCT III’s or the ARCT III OP’s condition to consummation the merger related to the accuracy of ARCP’s, ARCP’s and Merger Sub’s representations and warranties or ARCP’s, the ARCP OP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement);
•	at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by the ARCP stockholders in order to enter into an alternative acquisition agreement with respect to a superior proposal, provided that such termination will be null and void unless ARCP concurrently pays the expense reimbursement described under “Expense Reimbursement” below; or
•	(i) the ARCT III Board has made an adverse recommendation change, (ii) ARCT III or the ARCT III OP has materially breached any of its obligations under the provisions of the merger agreement regarding (a) the preparation of the Form S-4 and the joint proxy statement/prospectus and the holding of ARCT III’s stockholder meeting or (b) no solicitation of transactions by ARCT III or ARCT II OP, or (iii) ARCT III or the ARCT III OP enters into an agreement providing for or relating to an ARCT III Acquisition Proposal other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT III, the ARCT III OP and their respective subsidiaries than the terms of ARCT III’s confidentiality agreement with ARCP entered into in accordance with the limitations described above under “No Solicitation of Transactions by ARCT III or ARCP.”

Termination by ARCT III

The merger agreement may also be terminated prior to the effective time of the merger by ARCT III:

•	if ARCP, the ARCP OP or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of ARCT III’s condition to consummation the merger related to the accuracy of ARCP’s, the ARCP OP’s and Merger Sub’s representations and warranties or ARCP’s, the ARCP OP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement and such breach either (i) cannot be cured by May 31, 2013 or (ii) if curable, has not been cured by ARCP, the ARCP OP or Merger Sub within 20 days after receiving written notice of such breach (provided that this termination right will not be available to ARCT III if ARCT III or the ARCT III OP is then in breach of the merger agreement and such breach would result in the failure of ARCP’s condition to consummation the merger related to the accuracy of ARCT III’s or the ARCT III OP’s representations and warranties or ARCT III’s or the ARCT III OP’s material performance of or compliance with its obligations under the merger agreement);
•	at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by the ARCT III stockholders in order to enter into an alternative acquisition agreement with respect to a superior proposal or should the ARCT III Board effect an adverse recommendation change, provided that such termination will be null and void unless ARCT III concurrently pays the expense reimbursement described under “Expense Reimbursement” below;
•	(i) the ARCP Board has made an adverse recommendation change, (ii) ARCP, the ARCP OP or Merger Sub has materially breached any of its obligations under the provisions of the merger agreement regarding (a) the preparation of the Form S-4 and the joint proxy statement/prospectus and the holding of ARCP’s stockholder meeting or (b) no solicitation of transactions by ARCP, the ARCP OP or Merger Sub or (iii) ARCP, the ARCP OP or Merger Sub enters into an agreement providing for or relating to an acquisition proposal other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCP, the ARCP OP, Merger Sub and their respective subsidiaries than the terms of ARCT III’s confidentiality agreement with ARCP entered into in accordance with the limitations described above under “No Solicitation of Transactions by ARCT III or ARCP.”

Expenses Reimbursement

ARCT III has agreed to reimburse ARCP for reasonable documented out-of-pocket expenses actually incurred up to a maximum of $10,000,000 if:

•	All of the following events have occurred:
•	after the date of the merger agreement, ARCT III or the ARCT III OP receives an ARCT III Acquisition Proposal (provided that the references to “10%” in the definition of “ARCT III Acquisition Proposal” will be replaced with “50%” for purposes of determining whether expense reimbursement is payable) or any person publicly announces an intention to make an ARCT III Acquisition Proposal (and such ARCT III Acquisition Proposal or publicly announced intention is not publically withdrawn without qualification before the merger agreement is terminated);
•	the merger agreement is terminated by either ARCT III or ARCP (i) because the merger has not occurred by May 31, 2013 (and, prior to termination, the ARCP stockholders have approved the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger, but the ARCT III stockholders have not approved the merger and the other transactions contemplated by the merger agreement) or (ii) by ARCP upon a material uncured breach by ARCT III or the ARCT III OP of its representations, warranties, covenants or agreements set forth in the merger agreement; and
•	within 12 months after such termination, ARCT III consummates a transaction regarding, or enters into a definitive agreement which is later consummated with respect to, an ARCT III Acquisition Proposal;
•	the merger agreement is terminated by either ARCT III or ARCP because the ARCT III stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting;

•	the merger agreement is terminated by ARCT III (i) at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by the ARCT III stockholders in order to enter into an alternative acquisition agreement with respect to a superior proposal or (ii) if the ARCT III Board has effected an adverse recommendation change; or
•	the merger agreement is terminated by ARCP if (i) the ARCT III Board has made an adverse recommendation change, (ii) ARCT III or the ARCT III OP has materially breached any of its obligations under the provisions of the merger agreement regarding (a) the preparation of the Form S-4 and the joint proxy statement/prospectus and the holding of ARCT III’s stockholder meeting or (b) no solicitation of transactions by ARCT III or the ARCT III OP, or (iii) ARCT III or the ARCT III OP enters into an agreement providing for or relating to an ARCT III Acquisition Proposal other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT III, the ARCT III OP and their respective subsidiaries than the terms of ARCT III’s confidentiality agreement with ARCP entered into in accordance with the limitations described under “No Solicitation of Transactions by ARCT III and ARCP.”

ARCP is subject to reciprocal expense reimbursement obligations to ARCT III if the merger agreement is terminated because of corresponding reasons as described above.

Miscellaneous Provisions

Payment of Expenses

Other than as described above under “Expense Reimbursement,” the merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, except that ARCT III and ARCP will share equally all expenses related to the printing, filing and distribution of this joint proxy statement/prospectus and the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part (other than attorneys’ and accountants’ fees).

Specific Performance

The parties to the merger agreement are entitled to injunctions, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any and all other remedies at law or in equity.

Amendment

The parties to the merger agreement may amend the merger agreement by written agreement executed and delivered by their duly authorized officers, provided that, after approval of the merger and the other transactions contemplated by the merger agreement by ARCT III’s stockholders or the approval of the issuance of shares of ARCP common stock to ARCT III stockholders in connection with the merger by ARCP’s stockholders, no amendment may be made which changes the form or amount of the consideration to be delivered to the holders of ARCT III common stock or which by law or in accordance with the rules of any stock exchange requires further approval by ARCT III’s or ARCP’s stockholders, without the approval of such stockholders.

Waiver

Prior to the effective time of the merger, ARCT III, the ARCT III OP, ARCP, the ARCP OP or Merger Sub may extend the time for performance of any obligation of the other or waive any inaccuracy in the representations and warranties of the other or the other party’s compliance with any agreement or condition contained in the merger agreement to the extent permitted by law.

Governing Law

The merger agreement is governed by the laws of the State of Maryland (without giving effect to choice of law principles thereof).

SIDE LETTERS

Concurrently with the execution of the merger agreement on December 14, 2012, ARCP entered into a side letter agreement, which we refer to as the ARCP side letter, with ARCT III, ARC and the ARCP Manager. In the ARCP side letter, the parties agreed to the following revisions to the Acquisition and Capital Services Agreement and the Management Agreement, as applicable:

•	ARCP and ARC agreed that, with no further action necessary by any party, the Acquisition and Capital Services Agreement shall automatically terminate and be of no further force or effect upon the later of: (a) the consummation of the merger and (b) (i) the cessation of all the potential property acquisitions listed in the ARCP Side Letter or collectively, the Pipeline Properties, as potential property acquisitions of ARCP (regardless of the form in which such cessation occurs, including, without limitation, a purchase of one or more Pipeline Properties by ARCP or a third party, the definitive determination by the ARCP Manager or ARCP not to pursue the acquisition of one or more Pipeline Properties and/or the casualty or condemnation of one or more Pipeline Properties) and (ii) the financing of all the Pipeline Properties; provided, however, that, if the consummation of the merger occurs prior to the cessation of all the Pipeline Properties as potential property acquisitions of ARCP and the financing thereof, the “Acquisition Fee” and “Financing Fee” (each as defined in the Acquisition and Capital Services Agreement) shall be payable with respect to the Pipeline Properties only; provided, further, however, that the indemnification provisions of the Acquisition and Capital Services Agreement shall survive indefinitely.
•	The ARCP Manager agreed to enter into an amended and restated Management Agreement with ARCP concurrently with the consummation of the merger which, among other things, reduces the asset management fee payable to the ARCP Manager with respect to the excess of the unadjusted book value of the aggregate assets held ARCT III over $3.0 billion from 0.50% per annum to 0.40% per annum.

Concurrently with the execution of the merger agreement on December 14, 2012, ARCT III entered into a side letter agreement, which we refer to as the ARCT III side letter, with the ARCT III OP, the ARCT III Advisor, the ARCT III Special Limited Partner, the ARCT III Property Manager and ARCP. In the ARCT III side letter, the parties agreed or acknowledged, as applicable, the following with respect to the Second Amended and Restated Advisory Agreement, the Amended and Restated Agreement of Limited Partnership of the ARCT III OP, dated as of November 13, 2012, as amended from time to time, by and among ARCT III, the ARCT III Advisor, the ARCT III Special Limited Partner and other limited partners party thereto, which we refer to as the ARCT III OP Agreement, and the Property Management and Leasing Agreement, dated as of March 31, 2011, by and among ARCT III, the ARCT III OP and the ARCT III Property Manager, which we refer to as the Property Management and Leasing Agreement:

•	The ARCT III Advisor agreed to waive its right to receive disposition fees in connection with the merger.
•	ARCT III, the ARCT III OP and the Special Limited Partner acknowledged and agreed that the merger constitutes an “Investment Liquidity Event” (as defined in the ARCT III OP Agreement), upon which the ARCT III Special Limited Partner’s right to receive certain subordinated distributions of net sales proceeds is accelerated and the Special Limited Partner elected to contribute its SLP Interest to the ARCT III OP in exchange for ARCT III OP Units.
•	ARCT III, the ARCT III OP and the ARCT III Advisor acknowledged and agreed that, provided certain hurdles are met at or prior to the closing date of the merger, which is expected, at such time no ARCT III Class B Units will continue to be subject to forfeiture. Pursuant to the ARCT III OP Agreement, ARCT III Class B Units no longer subject to forfeiture are convertible automatically into ARCT III OP Units at such time as the ARCT III Advisor’s capital account with respect to a ARCT III Class B Unit is equal to the average capital account balance attributable to an outstanding ARCT III OP Unit (as determined on a unit-by-unit basis). The ARCT III Advisor elected, and ARCT III and the ARCT III OP acknowledged and agreed to allow the ARCT III Advisor, to take such action as is allowed under the ARCT III OP Agreement to cause an adjustment to the ARCT III Advisor’s capital account with respect to its Class B Units and allow it to convert the maximum number of ARCT III Class B Units into ARCT III OP Units in connection with the consummation of the merger.
•	Upon consummation of the merger, each outstanding ARCT III OP Unit will be converted automatically into 0.95 of an ARCP OP Unit as set forth in the merger agreement and any unconverted ARCT III Class B Units will be converted automatically into Class B Units in the ARCP OP. Each of the Special Limited Partner and the ARCT III Advisor has agreed that such ARCP OP Units are subject to a minimum one-year holding period prior to being exchangeable into ARCP common stock.
•	The ARCT III OP and the ARCT III Advisor agreed that the Second Amended and Restated Advisory Agreement will be extended for a 60 day period following the closing date of the merger.
•	ARCT III, the ARCT III OP and the ARCT III Property Manager agreed that the Property Management and Leasing Agreement will be extended for a 60 day period following the closing date of the merger.

The preceding summary of the side letters is subject to, and qualified in its entirety by reference to, the full text of each of the side letters.

NO APPRAISAL RIGHTS

Holders of ARCT III common stock may not exercise the rights of objecting stockholders to receive the fair value of their shares in connection with the merger because, as permitted by the MGCL, ARCT III’s charter provides that stockholders shall not be entitled to exercise any appraisal rights unless the ARCT III Board, upon the affirmative vote of a majority of the board, shall determine that such rights apply. The ARCT III Board has made no such determination.

Under the MGCL, the holders of ARCP common stock are not entitled to appraisal rights in connection with the merger because, among other things, the shares of ARCP are listed on NASDAQ.

COMPARISON OF RIGHTS OF ARCP STOCKHOLDERS
AND ARCT III STOCKHOLDERS

General

The rights of ARCT III stockholders are governed by ARCT III’s charter and bylaws and the MGCL, and the rights of ARCP stockholders are governed by ARCP’s charter and bylaws and the MGCL. As a result of the Merger, ARCT III stockholders who receive shares of ARCP common stock as merger consideration will become stockholders of ARCP and, accordingly, their rights will be governed by ARCP’s charter and bylaws and the laws of the MGCL. The following is a summary of the material differences as of the date of this joint proxy statement/prospectus between the rights of ARCT III stockholders and the rights of ARCP stockholders. These differences arise from differences between the respective charters and bylaws of ARCT III and ARCP.

Certain Differences Between the Rights of ARCP Stockholders and ARCT III Stockholders

The following chart is only a summary of certain material differences between the rights of ARCP stockholders and ARCT III stockholders and does not purport to be a complete description of all the differences. Please consult the MGCL and the respective charters and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, of ARCP and ARCT III for a more complete understanding of these differences.

ARCP	ARCT III
Authorized Stock:
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP is authorized to issue:	ARCT III is authorized to issue:
• 240,000,000 shares of common stock, par value $0.01 per share, of which 10,920,266 were issued and outstanding as of January 4, 2013.	• 300,000,000 shares of common stock, par value $0.01 per share, of which 177,386,483 were issued and outstanding as of January 4, 2013.
• 10,000,000 shares of manager’s stock, par value $0.01 per share, of which 83,700 were issued and outstanding as of January 4, 2013.	• 50,000,000 shares of preferred stock, par value $0.01 per share, of which 0 were issued and outstanding as of January 4, 2013.

•

100,000,000 shares of preferred stock, par value $0.01 per share, of which 545,454 are classified as Series A Convertible Preferred Stock and were issued and outstanding as of January 4, 2013 and 283,018 are classified as Series B Convertible Preferred Stock and were issued and outstanding as of January 4, 2013.

ARCP	ARCT III
Voting Rights:
Pre-Merger and Post-Merger:	Pre-Merger:

•

Special meetings of stockholders may be called by a majority of the board of directors, the chairman of the board, the chief executive officer and the president of ARCP and must be called by ARCP’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, except that (i) a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director and (ii) charter amendments and certain extraordinary transactions, such as a merger, consolidation, sale of all or substantially all assets or dissolution, require approval of holders of a majority of the shares of stock entitled to vote on the matter.

•

Special meetings of stockholders may be called by a majority of the board of directors, a majority of the independent directors, the chairman of the board, the chief executive officer and the president of ARCT III and must be called by ARCT III’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than ten percent (10%) of all the votes entitled to be cast on such matter at such meeting. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, other than (i) the election of directors, which requires the approval of holders of a majority of the shares of stock of ARCT III entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present, and (ii) charter amendments and certain extraordinary transactions, such as a merger, consolidation, sale of all or substantially all assets or dissolution, require approval of holders of a majority of the shares of stock entitled to vote on the matter.

Number and Term of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:

•

The number of directors on the ARCP Board shall not be less than the minimum number required by Maryland law and not greater than 15. The number of directors may be changed from time to time solely by a resolution adopted by the affirmative vote of a majority of the entire board of directors. At least a majority of the directors must be independent directors in accordance with the applicable listing standards of The NASDAQ Capital Market. Directors are elected at each annual meeting of stockholders and each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her death, retirement, resignation or removal.

•

The number of directors on the ARCT III Board shall not be less than three and not greater than ten. The number of directors may be changed from time to time solely by the affirmative vote of a majority of the entire board of directors. At least a majority of the directors must be independent directors. Directors are elected at each annual meeting of stockholders and each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her death, retirement, resignation or removal.

• Currently, there are five directors on the ARCT III Board.

ARCP	ARCT III

•

Currently, there are five directors on the ARCP Board; however, effective upon the consummation of the merger, the size of the ARCP Board shall expand to up to seven directors, and the ARCP Board shall be reconstituted such that two of the ARCP’s independent directors following the merger will be individuals that are currently ARCT III independent directors.

Removal of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:

•

Any ARCP director, or the entire ARCP Board, may be removed from office at any time, with or without cause, by the affirmative vote of stockholders of ARCP entitled to cast not less than two-thirds of the shares of the votes entitled to be cast generally in the election of directors, subject to the rights of holders of any preferred stock to elect or remove such directors.

•

Any ARCT III director or the entire ARCT III Board may be removed from office, with or without cause, by the affirmative vote of the holders of not less than a majority of the shares of ARCT III then outstanding and entitled to vote generally in the election of directors, subject to the rights of any preferred shares to elect or remove such directors.

Election of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:

•

Directors are elected at the annual meeting of stockholders by the affirmative vote of a plurality of the votes cast at a meeting of stockholders duly called and at which a quorum is present. The ARCP Board is not classified.

•

Directors are elected at the annual meeting of stockholders by the affirmative vote of the holders of a majority of the shares of stock of ARCT III entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present. The ARCT III Board is not classified.

ARCP	ARCT III
Filling Vacancies:
Pre-Merger and Post-Merger:	Pre-Merger:

•

Vacancies on the ARCP Board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Maryland law. When one or more directors shall resign effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

•

Except as may be provided by the ARCT III Board in setting the terms of any class or series of preferred stock, vacancies on the ARCT III Board resulting from death, resignation or removal may be filled only by the affirmative vote of a majority of the remaining directors in office (even if less than a quorum). Vacancies on the ARCT III Board resulting from an increase in the size of the board may be filled only by the affirmative vote of a majority of the stockholders. Each director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

ARCP	ARCT III
Limits on Ownership and Transfer of Shares:
Pre-Merger and Post-Merger:	Pre-Merger:

Except with regard to persons exempted by the ARCP Board, no person shall beneficially or constructively own shares of ARCP in excess of 9.8% in value of the aggregate of ARCP’s outstanding shares of stock or 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s common stock. Shares owned by any person in excess of the foregoing limitation shall be automatically transferred to a charitable beneficiary, unless such transfer, for whatever reason, shall not prevent such person from exceeding the foregoing limitation, in which case the transfer of shares to that person shall be void ab initio. See “Description of ARCP Shares — Restrictions on Transfer and Ownership of Stock.”

Except with regard to persons exempted by the ARCT III Board, no person shall beneficially or constructively own shares of ARCT III in excess of 9.8% in value of the aggregate of ARCT III’s outstanding shares of stock or 9.8% (in value or number of shares, whichever is more restrictive) of any class or series of ARCT III’s stock. Shares owned by any person in excess of the foregoing limitation shall be automatically transferred to a trust for the benefit of a charitable beneficiary, unless such transfer, for whatever reason, shall not prevent such person from exceeding the foregoing limitation, in which case the transfer of shares to that person shall be void ab initio.

Charter Amendments:
Pre-Merger and Post-Merger:	Pre-Merger:

•

ARCP reserves the right from time to time to make any amendment to its charter, as authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in its charter, of any outstanding shares. The charter provisions regarding director removal and the vote required to amend the director removal provision may not be amended without the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. Except for amendments permitted to be made without the approval of ARCP’s stockholders under Maryland law or by specific provision in its charter, all other amendments to ARCP’s charter must be approved by the affirmative vote or a majority of all votes entitled to be cast on the matter.

•

ARCT III reserves the right from time to time to make any amendment to its charter, as authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in its charter, of any outstanding shares. Except for amendments permitted to be made without the approval of ARCT III’s stockholders under Maryland law or by specific provision in its charter, any amendment to ARCT III’s charter shall be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter.

ARCP	ARCT III
Bylaws Amendments:
Pre-Merger and Post-Merger:	Pre-Merger:

•

The ARCP Board shall have the exclusive power to adopt, alter or repeal any provisions of the bylaws and to make bylaws. However, any amendment of ARCP’s bylaws affecting the voting rights of the ARCP Board in connection with ARCP’s consolidation, merger, sale of all or substantially all of its assets or engaging in a share exchange, including the requisite vote or percentage required to approve or take such action, must be approved by the affirmative vote of not less than two-thirds of the entire board.

• The ARCT III Board shall have the exclusive power to adopt, alter or repeal any provisions of the bylaws and to make bylaws.

ARCP	ARCT III
State Anti-Takeover Statutes
Pre-Merger and Post Merger:	Pre-Merger:

•

Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted by Maryland law, the ARCP Board has adopted a resolution exempting business combinations (1) between ARCP and any person, provided that such business combination is first approved by the ARCP Board (including a majority of directors who are not affiliates or associates of such person) and
(2) between ARCP and its sponsor, its manager, its operating partnership or any of their respective affiliates.

•

Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted by Maryland law, the ARCT III Board has adopted a resolution exempting any business combination with its advisor or any affiliate of its advisor.

ARCP	ARCT III

•

Under certain provisions of Maryland law relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors,
(iv) that any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. Through provisions in its charter and bylaws unrelated to the foregoing provisions of Maryland law, ARCP (a) allows the number of directors to be fixed only by vote of the directors, provided that the number is not less than the minimum number required by Maryland law and not more than 15, (b) requires a two-thirds vote for the removal of a director and (c) requires that stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders make a written request before ARCP is required to call a special meeting on behalf of the stockholders to act on such matter.

•

Under certain provisions of Maryland law relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors,
(iv) that any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. ARCT III (a) has elected in its charter to be subject to the statutory provision that any and all vacancies on the ARCT III Board resulting from the death, removal or resignation of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill such vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and (b) through provisions in its charter and bylaws unrelated to the foregoing provisions of Maryland law, allows the number of directors to be fixed only by vote of the directors, provided that the number is not less than three and not more than ten.

Inspection of Stockholder List
Pre-Merger and Post-Merger:	Pre-Merger:

•

Under Maryland law, stockholders of record of at least 5% of the outstanding stock of any class of ARCP for at least six months may present to any officer or resident agent of ARCP a written request for a list setting forth the name and address of each stockholder of ARCP and the number of shares of each class which such stockholder holds.

•

Pursuant to ARCT III’s charter, an alphabetical list of the names, addresses and telephone numbers of ARCT III’s stockholders, along with the number of shares of stock held by each of them, will be available for inspection by any stockholder upon request. A stockholder of ARCT III may request a copy of the stockholder list in connection with matters relating to stockholder voting rights and the exercise of stockholder rights under federal proxy laws. ARCT III may require the stockholder requesting the stockholder list to represent that the stockholder list is not requested for a commercial purpose unrelated to the stockholder’s interest in ARCT III.

ARCP	ARCT III
Tender Offers
Pre-Merger and Post-Merger:	Pre-Merger:
• Tender offers are not restricted by ARCP’s charter or bylaws.

•

ARCT III’s charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide ARCT III notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, ARCT III will have the right to redeem that offeror’s shares of stock, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of ARCT III’s expenses in connection with that offeror’s noncompliance.

Distributions in Kind
Pre-Merger and Post-Merger:	Pre-Merger:
• Distributions in kind are not restricted by ARCP’s charter or bylaws.

•

Pursuant to ARCT III’s charter, distributions in kind are not permitted, except for (a) distributions of readily marketable securities or securities of ARCT III, (b) distributions of beneficial interests in a liquidating trust established for ARCT III’s dissolution and the liquidation of its assets in accordance with its charter or (c) distributions in which (i) the ARCT III Board advises each stockholder of the risks associated with direct ownership of the property, (ii) the ARCT III Board offers each stockholder the election of receiving such in-kind distributions and (iii) in-kind distributions are made only to those stockholders that accept such offer.

ARCP	ARCT III
Roll-up Transactions
Pre-Merger and Post-Merger:	Pre-Merger:
• Roll-up transactions are not restricted by ARCP’s charter or bylaws.

•

Under ARCT III’s charter, a Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of ARCT III and the issuance of securities of an entity (Roll-up Entity) that is created or would survive after the successful completion of a Roll-up Transaction. This term does not include (a) a transaction involving securities of a company that have been listed on a national securities exchange for at least 12 months; or (b) a transaction involving ARCT III’s conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of ARCT III’s existence, compensation to the ARCT III Advisor or ARCT III’s investment objectives.

•

In connection with any Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of ARCT III’s assets must be obtained from a competent independent appraiser. The assets must be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal must assume an orderly liquidation of assets over a
12-month period. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal must be filed with the SEC and the states as an exhibit to the registration statement for the offering. The terms of the engagement of the independent appraiser must clearly state that the engagement is for the benefit of ARCT III and its stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-up Transaction.

ARCP	ARCT III

•

In connection with a proposed Roll-up Transaction, the sponsor of the Roll-up Transaction must offer to common stockholders who vote “no” on the proposal the choice of: (a) accepting the securities of the Roll-up Entity offered in the proposed
Roll-up Transaction; or (b) one of the following: (i) remaining as holders of ARCT III’s stock and preserving their interests therein on the same terms and conditions as existed previously or
(ii) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of ARCT III’s net assets.

•

ARCT III is prohibited from participating in any Roll-up Transaction: (a) that would result in the common stockholders having voting rights in a Roll-up Entity that are less than those provided in ARCT III’s charter and bylaws; (b) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor; (c) in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in ARCT III’s charter; or (d) in which any of the costs of the Roll-up Transaction would be borne by ARCT III if the Roll-up Transaction is rejected by the common stockholders

ARCP	ARCT III
Duration
Pre-Merger and Post-Merger:	Pre-Merger:
• ARCP will continue perpetually until dissolved in accordance with Maryland law.

•

If the ARCT III Board has not determined to pursue a liquidity event by the fifth anniversary of the termination of ARCT III’s initial public offering, the ARCT III Board must adopt a resolution declaring that a proposed liquidation of ARCT III is advisable on substantially the terms and conditions set forth in the resolution and directing that the proposed plan of liquidation be submitted for consideration by ARCT III’s stockholders. However, the adoption of a plan of liquidation by the ARCT III Board and the submission thereof to ARCT III’s stockholders may be postponed if a majority of directors, including a majority of independent directors, determines that a liquidation is not then in the best interests of the stockholders. If the adoption of a plan of liquidation and the submission thereof to the stockholders is postponed, the ARCT III Board must reconsider whether the liquidation is in the best interest of the stockholders at least annually and further postponement will only be permitted if a majority of directors, including a majority of independent directors, again determines that a liquidation would not then be in the best interest of the stockholders. If the ARCT III Board adopts a plan of liquidation and the stockholders do not approve it, ARCT III will continue operating and, upon the written request of stockholders owning in the aggregate not less than 10% of the then outstanding shares of ARCT III common stock, the ARCT III Board must resubmit the plan of liquidation for consideration by proxy statement to the stockholders up to once every two years. If the ARCT III board of directors adopts a plan of liquidation and the ARCT III stockholders approve the plan of liquidation, the ARCT III Board must commence an orderly liquidation of ARCT III’s assets pursuant to such plan. If listing occurs on or before the fifth anniversary of the termination of ARCT III’s initial public offering, ARCT III will continue perpetually unless dissolved pursuant to Maryland law.

ARCP	ARCT III
Exculpation and Indemnification of Directors and Officers
Pre-Merger and Post-Merger:	Pre-Merger:

•

ARCP’s charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. ARCP’s charter also obligates ARCP, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of ARCP and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of ARCP and at the request of ARCP, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

•

Subject to the limitations of Maryland law and to any additional limitations contained therein, ARCT III’s charter limits directors’ and officers’ liability to ARCT III and its stockholders for monetary damages and requires ARCT III to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of ARCT III and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (b) any individual who, while a director or officer of ARCT III and at the request of ARCT III, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or
(c) the ARCT III Advisor or any of its affiliates acting as ARCT III’s agent.

•

ARCT III’s charter provides that ARCT III may not indemnify its directors, its advisor or its advisor’s affiliates for losses or liability suffered by them or hold them harmless for losses or liability suffered by ARCT III unless the following additional conditions are met: (a) the person seeking indemnification has determined, in good faith, that the course of conduct which caused the loss or liability was in ARCT III’s best interests; (b) the person seeking indemnification was acting on ARCT III’s behalf or performing services for ARCT III; (c) the liability or loss was not the result of negligence or misconduct on the part of the person seeking indemnification, except that if the person seeking indemnification is or was an independent director, the liability or loss was not the result of gross negligence or willful misconduct; and (d) the indemnification or agreement to hold harmless is recoverable only out of ARCT III’s net assets and not from the assets of its stockholders.

ARCP	ARCT III

•

In addition, ARCT III may not indemnify its directors, its advisor or its advisor’s affiliates for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (b) the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
(c) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority of a jurisdiction in which ARCT III’s securities were offered and sold as to indemnification for securities law violations.

•

Finally, ARCT III’s charter provides that ARCT III may pay or reimburse reasonable legal expenses and other costs incurred by its directors, its advisor or its advisor’s affiliates in advance of final disposition of a proceeding only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions relating to the performance of duties or services for ARCT III or on ARCT III’s behalf by the person seeking indemnification; (b) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves advancement; (c) the person seeking indemnification provides ARCT III with a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and (d) the person seeking indemnification undertakes in writing to repay ARCT III the advanced funds, together with interest at the applicable legal rate of interest, if the person seeking indemnification is found not to have complied with the requisite standard of conduct.

Copies of the charters and bylaws of ARCP and ARCT III are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information; Incorporation By Reference.”

STOCKHOLDER PROPOSALS

ARCP 2013 Annual Stockholder Meeting and Stockholder Proposals

The 2013 annual meeting of ARCP stockholders will be held on or about     , 2013. In order for stockholder proposals to be properly submitted for presentation at the 2013 annual meeting of stockholders, ARCP’s secretary must receive written notice of the proposal at its principal executive offices during the period beginning at 5:00 p.m., Eastern Time, on      and ending at 5:00 p.m., Eastern Time, on     . In order to be included in the proxy statement, such proposals must comply with the requirements as to form and substance established by the SEC for such proposals and the notice and other requirements set forth in ARCP’s bylaws.

ARCT III 2013 Annual Stockholder Meeting and Stockholder Proposals

If the mergers are completed on the expected timetable, ARCT III does not intend to hold a 2013 annual meeting of its stockholders. However, if the merger is not completed, or if ARCT III is otherwise required to do so under applicable law, ARCT III would hold a 2013 annual meeting of stockholders. For a stockholder proposal to be properly submitted for presentation at the 2013 annual meeting of stockholders, if it is held, ARCT III’s secretary must receive written notice of the proposal at its principal executive offices during the period beginning at 5:00 p.m., Eastern Time, on      and ending at 5:00 p.m., Eastern Time, on     . In order to be included in the proxy statement, such proposals must comply with the requirements as to form and substance established by the SEC for such proposals and the notice and other requirements set forth in ARCT III’s bylaws.

LEGAL MATTERS

The material U.S. federal income tax consequences of the merger as described in “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Merger — Material U.S. Federal Income Tax Consequences of the Merger” will be passed on by Duane Morris LLP, special M&A legal counsel to ARCP, and Weil, Gotshal & Manges LLP, special M&A legal counsel to ARCT III. Certain U.S. federal income tax matters described in “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock” will be passed on by Proskauer Rose LLP, general tax counsel to ARCP and ARCT III. Certain matters of Maryland law, including the validity of the shares of ARCP to be issued in the merger, will be passed upon for ARCP by Venable LLP.

EXPERTS

The audited consolidated financial statements and schedule of American Realty Capital Properties, Inc. and subsidiaries included and incorporated by reference in this prospectus and elsewhere in the registration statement have been so included and incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The audited consolidated financial statements and schedule of American Realty Capital Trust III, Inc. and subsidiaries included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

ARCP and ARCT III file reports and other information with the SEC. ARCP stockholders and ARCT III stockholders may read and copy these reports, statements or other information filed by ARCP and ARCT III at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including ARCP and ARCT III, who file electronically with the SEC. The address of that site is http://www.sec.gov.

ARCP has filed a registration statement on Form S-4, or registration statement, to register with the SEC the shares of ARCP common stock to be issued to ARCT III stockholders pursuant to the merger agreement. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of ARCP, in addition to being a proxy statement of ARCP for its special meeting and of ARCT III for its special meeting. The registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about ARCP and ARCT III. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information ARCP stockholders and ARCT III stockholders can find in the registration statement or the exhibits to the registration statement.

The SEC allows ARCP to “incorporate by reference” information into this joint proxy statement/prospectus. This means that ARCP can disclose important information to ARCP stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that ARCP has previously filed with the SEC prior to the filing of the registration statement. They contain important information about ARCP and the financial condition of ARCP.

ARCP SEC Filings (File No. 001-35263)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2011
Quarterly Report on Form 10-Q	Quarters ended March 31, 2012, June 30, 2012 and September 30, 2012
Current Reports on Form 8-K	Filed on January 5, 2012, January 12, 2012, January 23, 2012, March 1, 2012, March 19, 2012, March 27, 2012, April 18, 2012, May 2, 2012, May 7, 2012, May 8, 2012, May 15, 2012, May 29, 2012, June 1, 2012, June 6, 2012, June 12, 2012, June 12, 2012, June 13, 2012 (but only with respect to the information appearing under Item 1.01 and Exhibit 1.1 thereto), June 18, 2012, June 22, 2012, July 6, 2012, July 9, 2012, July 11, 2012, July 30, 2012, August 1, 2012, August 17, 2012, August 31, 2012, September 11, 2012, October 1, 2012, October 1, 2012, October 2, 2012, October 17, 2012, October 23, 2012, October 31, 2012, October 31, 2012, November 30, 2012, December 17, 2012 (but only with respect to the information appearing under Items 1.01, 5.02, 8.01 and Exhibits 2.1, 10.1, 10.2 and 10.3 thereto), December 18, 2012 (but only with respect to the information appearing under Item 8.01) and January 3, 2013
Definitive Proxy Statement on Schedule 14A	Filed on May 4, 2012
Description of ARCP capital stock included in its Registration Statement on Form 8-A, including any subsequently filed amendments and reports filed for the purpose of updating such descriptions.	Filed on August 1, 2011

In addition, ARCP incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and between the date of this joint proxy statement/prospectus and the dates of ARCP’s special stockholder meeting and ARCT III’s special stockholder meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

ARCP also incorporates by reference the merger agreement attached to this joint proxy statement/prospectus as Annex A.

ARCP has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to ARCP and Merger Sub, and ARCT III has supplied all information contained in this joint proxy statement/prospectus relating to ARCT III.

Documents incorporated by reference are available to ARCP stockholders, and copies of annual, quarterly and current reports, proxy statements and other information required to be filed with the SEC by ARCT III are available to ARCT III stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. ARCP stockholders and ARCT III stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

If you are a ARCP stockholder:

American Realty Capital Properties, Inc.
Attention: Corporate Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.americanrealtycapitalproperties.com

If you are an ARCT III stockholder:

American Realty Capital Trust III, Inc.
Attention: Corporate Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.arct-3.com

In order for ARCP stockholders and ARCT III stockholders to receive timely delivery of the requested documents in advance of ARCP’s special stockholder meeting and ARCT III’s special stockholder meeting, ARCP or ARCT III, as applicable, should receive such request by no later than   .

If you have any questions about the merger or how to authorize your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact Innisfree M&A Incorporated, ARCP’s and ARCT III’s proxy solicitor, at the following addresses and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll Free (877) 800-5187
Banks and Brokers Call Collect (212) 750-5833

ARCP stockholders and ARCT III stockholders also may obtain these documents at the SEC’s website, http://www.sec.gov, and may obtain certain of these documents at ARCP’s website, www.americanrealtycapitalproperties.com, by selecting “Investor Relations” and then selecting “SEC Filings,” and at ARCT III’s website, www.arct-3.com, by selecting “Investor Relations” and then selecting

“Financial Information.” Information not filed with the SEC, but contained on ARCP’s and ARCT III’s websites, is expressly not incorporated by reference into this joint proxy statement/prospectus.

ARCP and ARCT III are not incorporating the contents of the websites of the SEC, ARCP, ARCT III or any other person into this joint proxy statement/prospectus. ARCP and ARCT III are providing only the information about how to obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites for the convenience of ARCP stockholders and ARCT III stockholders.

ARCP and ARCT III have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

INDEX OF UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

American Realty Capital Properties, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet

The following unaudited pro forma Condensed Consolidated Balance Sheet is presented as if American Realty Capital Trust III, Inc. (“ARCT III”) and American Realty Capital Properties, Inc. (the “Company” or “ARCP”) had merged in a stock exchange transaction as of September 30, 2012.

ARCT III and ARCP are considered to be entities under common control. Both entities’ advisors are wholly owned subsidiary of the entities’ sponsor, AR Capital, LLC. The sponsor and its related parties have significant ownership interests in ARCP through the ownership of shares of common stock and other equity interests. In addition, the advisors of both companies are contractually eligible to charge significant fees for their services to both of the companies including asset management fees, fees for the arrangement of financing and incentive fees and other fees. Due to the significance of these fees, the advisors and ultimately the sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory agreement, which qualifies them as affiliated companies under common control in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the merger date.

This financial statement should be read in conjunction with the unaudited pro forma Consolidated Statement of Operations and the Company’s historical financial statements and notes thereto in this registration statement. The pro forma Condensed Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had ARCT III, Inc. and ARCP merged as of September 30, 2012, nor does it purport to present the future financial position of the Company.

American Realty Capital Properties, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
September 30, 2012
(In thousands)

	ARCT III Historical(1)	ARCP Historical(2)	Pro Forma Subsequent Acquisition Adjustments(3)	Pro Forma Future Acquisition Adjustments(4)		Pro Forma	Pro Forma Merger Adjustments(5)		ARCP Pro Forma
Assets
Real estate investments, at cost:
Land	$143,346	$28,717	$92,497	$64,203		$328,763	$—		$328,763
Buildings, fixtures and improvements	686,724	182,700	467,383	324,416		1,661,223	—		1,661,223
Acquired intangible lease assets	115,268	24,306	75,032	52,081		266,687	—		266,687
Total real estate investments, at cost	945,338	235,723	634,912	440,700		2,256,673	—		2,256,673
Less: accumulated depreciation and amortization	(16,712)	(20,954)	—	—		(37,666)	—		(37,666)
Total real estate investments, net	928,626	214,769	634,912	440,700		2,219,007	—		2,219,007
Cash and cash equivalents	691,674	3,779	(524,393)	(115,700)		55,360	(2,085	)(6)	53,275
Investment securities, at fair value	8,089	—	—	—		8,089	—		8,089
Restricted cash	1,212	—	—	—		1,212	—		1,212
Prepaid expenses and other assets	7,822	3,015	—	—		10,837	2,085	(6)	12,922
Receivable for issuance of common stock	4,320	—	—	—		4,320	—		4,320
Deferred costs, net	11,644	4,204	—	—		15,848	—		15,848
Assets held for sale	—	812	—	—		812	—		812
Total assets	$1,653,387	$226,579	$110,519	$325,000		$2,315,485	$—		$2,315,485
Liabilities and Equity
Mortgage notes payable	$156,730	$35,760	$72,630	$—		$265,120	$—		$265,120
Derivatives, at fair value	4,122	—	—	—		4,122	—		4,122
Senior secured revolving credit facility	—	91,090	33,514	—		124,604	—		124,604
Credit facility	—	—	—	325,000	(7)	325,000	631,263	(8)	956,263
Accounts payable and accrued expenses	3,163	1,276	—	—		4,439	—		4,439
Deferred rent	1,998	803	—	—		2,801	—		2,801
Distributions payable	9,251	—	—	—		9,251	—		9,251
Total liabilities	175,264	128,929	106,144	325,000		735,337	631,263		1,366,600
Series A convertible preferred stock	—	5	—	—		5	—		5
Series B convertible preferred stock	—	3	—	—		3	—		3
Preferred stock	—	—	—	—		—	—		—
Common stock	1,753	112	—	—		1,865	(587	)(9)	1,278
Additional paid-in capital	1,537,766	101,325	—	—		1,639,091	(700,115	)(10)	938,976
Accumulated other comprehensive loss	(4,088)	(13)	—	—		(4,101)	—		(4,101)
Accumulated deficit	(60,308)	(13,295)	—	—		(73,603)	—		(73,603)
Total stockholders’ equity	1,475,123	88,137	—	—		1,563,260	(700,702)		862,558
Non-controlling interests	3,000	9,513	4,375	—		16,888	69,439	(11)	86,327
Total equity	1,478,123	97,650	4,375	—		1,580,148	(631,263)		948,885
Total liabilities and equity	$1,653,387	$226,579	$110,519	$325,000		$2,315,485	$—		$2,315,485

American Realty Capital Properties, Inc.
Notes to Consolidated Pro Forma Balance Sheet

Pro Forma Consolidated Balance Sheet as of September 30, 2012:

(1)	Reflects the historical Balance Sheet of American Realty Capital Trust III, Inc. for the period indicated.
(2)	Reflects the historical Balance Sheet of American Realty Capital Properties, Inc. for the period indicated.
(3)	Adjustments and pro forma balances represent amounts for properties acquired by ARCP and ARCT III from October 1, 2012 to December 31, 2012 as if they had been acquired as of the beginning of the period with related financing thereon. All properties acquired during this period were net leased properties whereby the tenant is responsible for all operating expenses of the property. Allocations of the purchase price of the property between asset categories is based on allocations of similar types of assets acquired previously by the companies. In accordance with U.S. GAAP, the Company has one year to finalize the allocation of the purchase price between the various classes of assets.
(4)	Adjustments and pro forma balances represent amounts for properties probable to be acquired by ARCP and ARCT III as if they had been acquired as of the beginning of the period with related financing thereon. All properties probable to be acquired are net leased properties whereby the tenant is responsible for all operating expenses of the property. Allocations of the purchase price of the property between asset categories is based on allocations of similar types of assets acquired previously by the companies.
(5)	Adjustments and pro forma balances based on the offering of 0.95 shares of the Company’s common stock for every share of ARCT III’s common stock in addition to other arrangements made with the Company’s advisor in conjunction with the merger.
(6)	In conjunction with the merger and internalization of certain functions now performed by the advisor, the Company agreed to acquire certain corporate furniture, fixtures, equipment and other assets for $2.0 million. An additional $3.8 million will be paid for transaction and offering related costs in conjunction with the merger.
(7)	Property acquisitions will be partially financed with proceeds from the Company’s line of credit. The Company has obtained commitments for an credit facility of up to $1 billion for the funding of such purchases.
(8)	The merger agreement provides for the purchase of up to 30% of the outstanding shares of ARCT III’s common stock at $12.00 per share. Based on the 175.4 million shares outstanding at September 30, 2012, the cost of acquiring 30% of the outstanding shares would be $631.3 million. The Company has obtained commitments for an credit facility of up to $1 billion for the funding of such share re-purchases.
(9)	Represents the exchange of 70% of 175.4 million shares of ARCT III shares of common stock at an exchange rate of 0.95 to 116.6 million shares of ARCP common stock. For pro forma financial statement purposes it was assumed that as provided for in the merger agreement, 30% of the outstanding shares of ARCT III shares are exchanged for cash at $12.00 per common share.

(10) Purchase of 30% of outstanding shares for cash at $12.00 per share	$631,263
Issuance of OP units to the sponsor of ARCT III(a)	69,439
Less: The par value of the exchanged shares of ARCT III common stock net of ARCP shares issued	(587)
$700,115

(a)	See note (11) regarding the issuance of OP units to the sponsor of ARCT III.
(11)	The sponsor of ARCT III is entitled a fee based on the achievement of certain total return to the ARCT III shareholders. This estimated calculation is based on the number of shares of ARCT III outstanding and the closing common stock price of ARCP shares on January 3, 2012 of $13.42 per share. The actual amount to be paid will not be known until the merger date. The fee will be paid in OP units which represent equity interests in the operations of the Company.

American Realty Capital Properties, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended September 30, 2012

The following unaudited pro forma Consolidated Statements of Operations are presented as if ARCT III and ARCP merged at the beginning of each period presented. These financial statements should be read in conjunction with the unaudited pro forma Condensed Consolidated Balance Sheet and the Company’s historical financial statements and notes thereto in this registration statement. The pro forma Consolidated Statements of Operations are unaudited and are not necessarily indicative of what the actual operations would have been had the Company consummated this transaction at the beginning of the periods nor does it purport to present the future operations of the Company

American Realty Capital Properties, Inc.
Unaudited Pro Forma Condensed Consolidated Statement Of Operations and Comprehensive Loss
For the nine months ended September 30, 2012
(In thousands except per share data)

	ARCT III Historical(1)	ARCP Historical(2)	Pro Forma Acquisition Adjustments(3)		Pro Forma Subsequent Acquisition Adjustments(4)		Pro Forma Future Acquisition Adjustments(5)		Pro Forma	Pro Forma Other Adjustments(6)		ARCP Pro Forma
Revenues:
Rental income	$24,948	$10,997	$34,977	(7)	$37,265	(7)	$26,062	(7)	$134,249	—		$134,249
Operating expense reimbursements	598	175	—		—		—		773	—		773
Total revenues	25,546	11,172	34,977		37,265		26,062		135,022	—		135,022
Operating expenses:
Acquisition and transaction related	24,087	3,297	—		—		—		27,384	(16,778	)(12)	10,606
Property operating	1,102	555	—		—		—		1,657	—		1,657
Operating fees to affiliates	212	—	—		2,381		1,653		4,246	4,138	(13)	8,384
General and administrative	797	1,530	—		—		—		2,327	—	(14)	2,327
Depreciation and amortization	16,213	6,092	24,990	(8)	25,425	(8)	10,714	(8)	83,434	—		83,434
Total operating expenses	42,411	11,474	24,990		27,806		12,367		119,048	(12,640)		106,408
Operating income (loss)	(16,865)	(302)	9,987		9,459		13,695		15,974	12,640		28,614
Other income (expenses):
Interest expense	(4,723)	(2,873)	(868	)(9)	(2,547	)(9)	(5,972	)(9)	(16,983)	(11,599	)(15)	(28,582)
Other income, net	273	—	232	(10)	—		—		505	—		505
Total other expenses	(4,450)	(2,873)	(636)		(2,547)		(5,972)		(16,478)	(11,599)		(28,077)
Income (loss) from continuing operations	(21,315)	(3,175)	9,351		6,912		7,723		(504)	1,041		537
Net income (loss) from continuing operations attributable to non-controlling interests	—	141	(851	)(11)	(629	)(11)	(703	)(11)	(2,042)	1,993	(11)	(49)
Net income (loss) from continuing operations attributable to stockholders	(21,315)	(3,034)	8,500		6,283		7,020		(2,546)	3,034		488
Discontinued operations:
Income (loss) from operations of held for sale properties	—	(12)	—		—		—		(12)	—		(12)
Loss on held for sale properties	—	(452)	—		—		—		(452)	—		(452)
Net loss from discontinued operations	—	(464)	—		—		—		(464)	—		(464)
Net from discontinued operations attributable to non-controlling interests	—	24	—		—		—		24	—		24
Net from discontinued operations attributable to stockholders	—	(440)	—		—		—		(440)	—		(440)
Net income (loss)	(21,315)	(3,639)	9,351		6,912		7,723		(968)	1,041		73
Net income (loss) attributable to non-controlling interests	—	165	(851)		(629)		(703)		(2,018)	1,993		(25)
Net income (loss) attributable to stockholders	$(21,315)	$(3,474)	$8,500		$6,283		$7,020		$(2,986)	$3,034		$48
Earnings per share:
Basic	$(0.30)	$(0.43)										$0.00
Fully Diluted	$(0.30)	$(0.43)										$0.00
Weighted average common shares:
Basic	72,007,149	8,543,365										125,151,702
Fully Diluted	72,024,549	9,508,246										131,290,871

American Realty Capital Properties, Inc.
Unaudited Pro Forma Condensed Consolidated Statement Of Operations and Comprehensive Loss
For the year ended December 31, 2011
(In thousands except per share data)

	ARCT III Historical(1)	ARCP Historical(2)	Pro Forma Acquisition Adjustments(3)		Pro Forma	Pro Forma Other Adjustments(6)		ARCP Pro Forma
Revenues:
Rental income	$740	$3,022	12,622	(7)	$16,384	$—		$16,384
Operating expense reimbursements	55	153	—		208	—		208
Total revenues	795	3,175	12,622		16,592	—		16,592
Operating expenses:
Acquisition and transaction related	2,023	1,875	—		3,898	(1,692	)(12)	2,206
Property operating	67	153	—		220	—		220
Operating fees to affiliates	—	—	—		—	1,047	(13)	1,047
General and administrative	295	440	—		735	—	(14)	735
Depreciation and amortization	499	1,612	2,343	(9)	4,454	—		4,454
Total operating expenses	2,884	4,080	2,343		9,307	(645)		8,662
Operating income (loss)	(2,089)	(905)	10,279		7,285	645		7,930
Other income (expenses):
Interest expense	(36)	(924)	(1,986	)(7)	(2,946)	(156	)(15)	(3,102)
Other income, net	1	1	—		2			2
Total other expenses	(35)	(923)	(1,986)		(2,944)	(156)		(3,100)
Income (loss) from continuing operations	(2,124)	(1,828)	8,293		4,341	489		4,830
Net income (loss) from continuing operations attributable to non-controlling interests	—	69	(754	)(11)	(685)	(44	)(11)	(729)
Net income (loss) from continuing operations attributable to stockholders	(2,124)	(1,759)	7,539		3,656	445		4,101
Discontinued operations:
Income (loss) from operations of held for sale properties	—	(37)	—		(37)	—		(37)
Loss on held for sale properties	—	(815)	—		(815)	—		(815)
Net loss from discontinued operations	—	(852)	—		(852)	—		(852)
Net from discontinued operations attributable to non-controlling interests	—	36	—		36	—		36
Net from discontinued operations attributable to stockholders	—	(816)	—		(816)	—		(816)
Net income (loss)	(2,124)	(2,680)	8,293		3,489	489		3,978
Net income (loss) attributable to non-controlling interests	—	105	(754)		(649)	(44)		(693)
Net income (loss) attributable to stockholders	$(2,124)	$(2,575)	$9,047		$2,840	$445		$3,285
Earnings per share:
Basic	$(1.20)	$(1.26)						$1.02
Fully Diluted	$(1.20)	$(1.26)						$1.02
Weighted average common shares:
Basic	1,763,190	2,045,320						3,217,842
Fully Diluted	1,769,190	2,531,720						3,756,355

American Realty Capital Properties, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(1)	Reflects the historical Statement of Operations of ARCT III for the period indicated.
(2)	Reflects the historical Statement of Operations of ARCP for the period indicated.
(3)	Adjustments reflect the annualization of certain income and expense items for property acquisitions made in 2011 and up to October 31, 2012 as if they were made at the beginning of each period.
(4)	Adjustments and pro forma balances reflect income and expenses related to properties acquired by ARCP and ARCT III from October 1, 2012 to December 31, 2012 as if they had been acquired as of the beginning of the period with related financing thereon. All properties acquired during this period were net leased properties whereby the tenant is responsible for all operating expenses of the property.
(5)	Adjustments and pro forma balances reflect income and expenses related to properties probable to be acquired by ARCP and ARCT III as if they had been acquired as of the beginning of the period with related financing thereon. All properties probable to be acquired are net leased properties whereby the tenant is responsible for all operating expenses of the property.
(6)	Adjustments and pro forma balances based on the offering of 0.95 shares of ARCP’s common stock for every share of ARCT III’s common stock in addition to other arrangements made with the Company’s advisor in conjunction with the merger.
(7)	Rental income, operating expense reimbursements and property operating expense adjustments reflect income and expenses for properties as if all properties were acquired during the periods by ARCP and ARCT III were acquired at the beginning of each period.
(8)	Depreciation and amortization expense adjustment reflects the expense that would have been recorded if all properties acquired by the Company and ARCT III during each period had been acquired as of the beginning of each period.
(9)	Interest expense adjustment reflects the expense that would have been recognized had the properties for which the funding was used been acquired by ARCP and ARCT III during each period had been acquired as of the beginning of each period. Amounts were calculated based on ending period debt balances and average interest rates for lines of credit and mortgage loans.
(10)	Adjustment reflects the annualization of income related to certain marketable securities made mid-period as if they had been purchased at the beginning of the period.
(11)	Non-controlling interest adjustment reflects interests of operating partnership unit holders including those issued to the sponsor of ARCT III in conjunction with the merger.
(12)	Acquisition and transaction related adjustment relates to contractual charges from the advisor for property acquisitions which will no longer be charged in accordance with the revised advisor agreement. Adjustment does not include approximately $69.4 million of estimated fees to be paid in op units to the sponsor in conjunction with the merger and $27.0 million of estimated merger related costs mainly related to investment banker, legal and accounting fees.
(13)	Operating fees to affiliate adjustment relates to recorded all asset management fees incurred under the arrangement regardless of whether such fees were previously waived. The contractual asset management fee is based on 0.50% (annualized) of real estate investments, at cost up to $3.0 billion. The fee decreases to 0.40% (annualized) of real estate investments above $3.0 billion.
(14)	General and administrative expenses exclude certain costs such as salary and benefits for certain property acquisition, accounting and property management personnel which will be borne by ARCP after the merger as well as certain additional costs that may be incurred to manage a larger public company such as legal, accounting, insurance and other costs. Total general and administrative expenses are expected to increase approximately $1.0 million annually.
(15)	Interest expense adjustment reflects interest on an additional $631.3 million borrowing on ARCP’s committed line of credit at the expected interest rate of 2.45%. The estimate reflects the expected repurchase of up to 30% of the outstanding shares of ARCT III’s common stock at $12.00 per share as provided for in the merger agreement. The Company has obtained commitments for an credit facility of up to $1 billion for the funding of such share purchases.

American Realty Capital Properties, Inc.
Unaudited Pro Forma Funds From Operations and Adjusted Funds From Operations
For the nine months ended September 30, 2012
(In thousands except per share data)

	ARCT III Historical	ARCP Historical	Combined Historical	ARCP Pro Forma
Net loss attributable to stockholders (in accordance with GAAP)	$(21,315)	$(3,474)	$(24,789)	$73
Loss on held for sale properties	—	428	428	428
Depreciation and amortization	16,212	5,717	21,929	83,434
Total funds from operations (FFO)	(5,103)	2,671	(2,432)	83,935
Adjustments:
Acquisition and transaction related costs	24,087	3,060	27,147	10,606
Amortization of above-market lease asset	—	52	52	152
Amortization of deferred financing costs	696	495	1,191	1,191
Straight-line rent	(592)	(555)	(1,147)	(5,698)
Mark-to-market adjustments	91	—	91	91
Non-cash equity compensation expense	45	792	837	837
Total adjusted funds from operations (AFFO)	$19,224	$6,515	$25,739	$91,114
Weighted average common shares:
Basic	72,007,149	8,543,365		125,151,702
Diluted	72,024,549	9,508,246		131,290,871
FFO per share:
Basic	$(0.07)	$0.31		$0.67
Diluted	$(0.07)	$0.28		$0.64	(1)
AFFO per share:
Basic	$0.27	$0.76		$0.73
Diluted	$0.27	$0.69		$0.69

(1)	Previously issued guidance of annualized FFO of $0.91 to $0.95 per share, fully diluted) was based on run-rate statement of operations balances and excluded acquisition and transaction costs from net income as they are not expected to continue at the current rate in future periods. Excluding acquisition and transaction costs from net income, FFO would be $0.72 per share, fully diluted, for the nine month period or $0.96 on an annualized basis.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

AMERICAN REALTY CAPITAL PROPERTIES, INC.,

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.,

TIGER ACQUISITION, LLC,

AMERICAN REALTY CAPITAL TRUST III, INC.

and

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP III, L.P.

Dated as of December 14, 2012

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2012 (this “Agreement”), is made by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of Parent (the “Parent Operating Partnership”), Tiger Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company Operating Partnership”).

WITNESSETH:

WHEREAS, the Company is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes that holds interests in properties through the Company Operating Partnership and is the sole general partner of the Company Operating Partnership;

WHEREAS, Parent is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes that holds interests in properties through the Parent Operating Partnership and is the sole general partner of the Parent Operating Partnership;

WHEREAS, the parties hereto wish to effect a business combination transaction in which (i) the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock, $0.01 par value per share (the “Company Common Stock”), of the Company will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the DLLCA, and (ii) the Company Operating Partnership will be merged with and into the Parent Operating Partnership, with the Parent Operating Partnership being the surviving entity (the “Partnership Merger” and together with the Merger, the “Mergers”), and each outstanding Company Partnership Unit will be converted into the right to receive the Partnership Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DRULPA;

WHEREAS, the Company Board and the Parent Board have each separately approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Company, as the sole general partner of the Company Operating Partnership, and Parent, as the sole general partner of the Parent Operating Partnership, have each separately approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Company Board has directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement;

WHEREAS, the Parent Board has directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at a meeting of Parent’s stockholders and has resolved to recommend that Parent’s stockholders vote to approve such issuance;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Partnership Merger shall qualify as and constitute an “asset-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with the Surviving Partnership as the continuation of the Company Operating Partnership and the termination of the Parent Operating Partnership; and

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a)  For purposes of this Agreement:

“Action” shall mean any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agent” shall mean RBS Citizens, N.A., as Administrative Agent under the Revolving Credit Agreement.

“Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“BofA” shall mean Bank of America, N.A.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in any material respect to the Company and the other Company Entities than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall expressly permit any Company Entity’s compliance with any provision of this Agreement, and shall not contain any provision that adversely affects the rights of the Company Entity thereunder upon compliance by the Company Entity with any provision of this Agreement.

“Company Class B Unit” shall mean a Company Partnership Unit designated by the Company Operating Partnership as a Class B Unit under the Company Partnership Agreement.

“Company Entities” means the Company and the other Company Subsidiaries, including the Company Operating Partnership.

“Company Expense Amount” shall mean reasonable documented out-of-pocket Expenses actually incurred by the Company Parties up to a maximum of $10,000,000 in the aggregate.

“Company GP Unit” shall mean a Company Partnership Unit designated by the Company Operating Partnership as a GP Unit under the Company Partnership Agreement.

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company Parties to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts or any decrease in the net asset value of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be otherwise taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal or regulatory conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Parent, (viii) earthquakes, hurricanes or other natural disasters, (ix) any damage or destruction of any Company Property that is substantially covered by insurance, or (x) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the commercial real estate REIT industry in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.

“Company Option” shall mean any option to purchase shares of Company Common Stock under the Company’s 2011 Stock Option Plan or otherwise.

“Company OP Unit” shall mean a Company Partnership Unit designated by the Company Operating Partnership as an OP Unit under the Company Partnership Agreement.

“Company Partnership Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of November 13, 2012, as amended, modified or supplemented from time to time.

“Company Partnership Unit” shall have the same meaning as Partnership Unit as set forth in the Company Partnership Agreement.

“Company Parties” means the Company and the Company Operating Partnership.

“Company Restricted Stock” shall mean any shares of Company Common Stock granted pursuant to the Company’s Employee and Director Incentive Restricted Share Plan which are subject to restrictions on transfer and/or forfeiture.

“Company Stock Plans” shall mean the Company’s 2011 Stock Option Plan and the Company’s Employee and Director Incentive Restricted Share Plan.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” shall mean the Company Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) the Company and/or the Company Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) the Company and/or any Person that is a Company

Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Company Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) the Company and/or the Company Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Confidentiality Agreement” shall mean the letter agreement, dated November 8, 2012, as amended from time to time, between the Company and Parent.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Converted Company Units” shall mean (a) any Company OP Units issued upon the conversion of Company Class B Units in accordance with the terms of the Company Partnership Agreement and (b) any Company OP Units issued upon contribution by the Special Limited Partner of its Special Limited Partner Interest in accordance with the terms of the Company Partnership Agreement.1

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“DLLCA” shall mean the Delaware Limited Liability Company Act, as amended.

“DRULPA” shall mean the Delaware Revised Uniform Partnership Act, as amended.

“Environmental Law” shall mean any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expense Amount” means the Company Expense Amount or the Parent Expense Amount, as applicable.

“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Joint Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization (including the IRS and any other U.S. federal authority, board, bureau, agency, commission or other body and any state, local and/or foreign Tax authority, board, bureau, agency, commission or other body).

[1]	Discuss adding Parent as party to side letter (so amendments are not permitted without Parent consent).

“Hazardous Substances” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, mold, methane, asbestos, and radon.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, at or prior to the Effective Time, was an officer, director, partner, member, trustee or agent of the Company or served on behalf of the Company as an officer, director, partner, member or trustee of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“knowledge” shall mean the actual knowledge of the following officers and employees of the Company Parties and Parent Parties, as applicable, after inquiry reasonable under the circumstances: (i) for any of the Company Parties: each person identified as an executive officer of the Company in the Company’s 2012 Proxy Statement; and (ii) for any of the Parent Parties: each person identified as an executive officer of Parent in Parent’s 2012 Proxy Statement.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lender” shall mean Wells Fargo Bank, National Association, as Lender under the Term Loan Agreement.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Loan Agreements” shall mean the Revolving Credit Agreement and the Term Loan Agreement.

“Management Agreement” shall mean the Management Agreement dated as of September 6, 2011 by and between Parent and ARC Properties Advisors, LLC, as amended, modified or supplemented through the date hereof.

“MGCL” shall mean the Maryland General Corporation Law.

“NASDAQ” shall mean the NASDAQ Stock Market.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in any material respect to the Parent and the other Parent Entities than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall expressly permit any Parent Entity’s compliance with any provision of this Agreement, and shall not contain any provision that adversely affects the rights of the Parent Entity thereunder upon compliance by the Parent Entity with any provision of this Agreement.

“Parent Class B Unit” shall mean a Parent Partnership Unit designated by the Parent Operating Partnership as a Class B Unit under the Parent Partnership Agreement.

“Parent Entities” means Parent and the Parent Subsidiaries, including Merger Sub and the Parent Operating Partnership.

“Parent Expense Amount” shall mean reasonable documented out-of-pocket Expenses actually incurred by the Parent Parties up to a maximum of $10,000,000 in the aggregate.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Parent and the Parent Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Parent Parties to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Parent to meet any projections or forecasts or any decrease in the market price of the Parent Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal or regulatory conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the Company, (viii) earthquakes, hurricanes or other natural disasters, (ix) any damage or destruction of any Parent Property that is substantially covered by insurance, or (x) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the commercial real estate REIT industry in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.

“Parent OP Unit” shall mean a Parent Partnership Unit designated by the Parent Operating Partnership as an OP Unit under the Parent Partnership Agreement.

“Parent Parties” means Parent, Merger Sub and the Parent Operating Partnership.

“Parent Partnership Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of the Parent Operating Partnership, dated as of September 6, 2011, as amended, modified or supplemented from time to time.

“Parent Partnership Unit” shall have the same meaning as Partnership Unit as set forth in the Parent Partnership Agreement.

“Parent Stockholder Meeting” shall mean the meeting of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Parent Subsidiary” shall mean the Parent Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Parent and/or the Parent Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Parent and/or the Parent Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Per Share Cash Amount” shall mean $12.00.

“Per Share Stock Amount” shall mean 0.95.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Revolving Credit Agreement” shall mean the Credit Agreement dated as of July 20, 2012, by and among the Company Operating Partnership III, L.P., the Company, the Agent and the other parties thereto, as amended, modified or supplemented from time to time.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Special Limited Partner” shall mean the special limited partner of the Company Operating Partnership.

“Special Limited Partner Interest” shall have the meaning set forth in the Company Partnership Agreement.

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign or other taxes of any kind, together with any interest, penalties and additions to tax, imposed by any Governmental Authority, including taxes on or with respect to income, franchises, gross receipts, gross income, property, sales, use, transfer, capital stock, escheat, payroll, employment, unemployment, alternative or add on minimum, estimated and net worth, and taxes in the nature of excise, withholding, backup withholding and value added taxes, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person (including pursuant to Treasury Regulations Section 1.1502-6 and any similar provision under applicable Law).

“Tax Return” shall mean any return, report or similar statement, together with any attached exhibit or schedule that is provided or required to be provided to a Governmental Authority with respect to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“Term Loan Agreement” shall mean the Amended and Restated Loan Agreement dated as of April 2, 2012, by and among ARC3 FEBMTNH001, LLC, ARC3 ESBKYMO001, LLC, ARC3 FEBVLTN001, LLC, ARC3 FECMCCO01, LLC and the Lender, as amended, modified or supplemented from time to time.

“Third Party” shall mean any Person or group of Persons other than Parent, Merger Sub and their respective Affiliates.

(b)    The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

Action	Section 1.1(a)
Affiliate	Section 1.1(a)
Agent	Section 1.1(a)
Agreement	Preamble
Articles of Merger	Section 2.3(a)
Benefit Plan	Section 1.1(a)
BofA	Section 1.1(a)
BofA Merrill Lynch	Section 5.19
Book-Entry Share	Section 3.1(c)
Business Day	Section 1.1(a)
Cash Consideration	Section 3.1(a)(ii)(1)
Cash Conversion Number	Section 3.2(a)
Cash Election	Section 3.1(a)(ii)(1)
Cash Election Number	Section 3.2(b)(i)
Cash Election Shares	Section 3.1(a)(ii)(1)
Certificate	Section 3.1(c)
Certificate of Merger	Section 2.3(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 1.1(a)
Company	Preamble
Company Acceptable Confidentiality Agreement	Section 1.1(a)
Company Acquisition Proposal	Section 6.5(h)(i)
Company Adverse Recommendation Change	Section 6.5(d)
Company Alternative Acquisition Agreement	Section 6.5(a)
Company Board	Section 4.3(a)
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Class B Unit	Section 1.1(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Entities	Section 1.1(a)
Company Expense Amount	Section 1.1(a)
Company GP Unit	Section 1.1(a)
Company Insurance Policies	Section 4.18
Company Leases	Section 4.16(e)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)
Company Operating Partnership	Preamble
Company Option	Section 1.1(a)
Company OP Unit	Section 1.1(a)
Company Parties	Section 1.1(a)
Company Partnership Agreement	Section 1.1(a)
Company Partnership Unit	Section 1.1(a)
Company Permits	Section 4.6(a)
Company Permitted Liens	Section 4.16(b)
Company Preferred Stock	Section 4.3(a)
Company Properties	Section 4.16(a)
Company Property	Section 4.16(a)
Company Recommendation	Section 4.4(a)
Company Restricted Stock	Section 1.1(a)

Company SEC Filings	Section 4.7(a)
Company Stock Plans	Section 1.1(a)
Company Stockholder Approval	Section 4.21
Company Stockholder Meeting	Section 1.1(a)
Company Subsidiary	Section 1.1(a)
Company Subsidiary Partnership	Section 4.17(g)
Company Superior Proposal	Section 6.5(h)(ii)
Company Tax Protection Agreements	Section 4.17(g)
Company Tax Representation Letter	Section 6.1(b)
Company Title Insurance Policy	Section 4.16(g)
Confidentiality Agreement	Section 1.1(a)
control	Section 1.1(a)
Converted Company Units	Section 1.1(a)
D&O Insurance	Section 6.10(c)
Delaware Secretary	Section 1.1(a)
DLLCA	Section 1.1(a)
DRULPA	Section 1.1(a)
Effective Time	Section 2.3(a)
Election	Section 3.3(a)
Election Deadline	Section 3.3(d)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.3(d)
Exchange Agent Agreement	Section 3.3(d)
Exchange Fund	Section 3.4
Expense Amount	Section 1.1(a)
Expenses	Section 1.1(a)
Form of Election	Section 3.3(b)
Form S-4	Section 4.5(b)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Holder	Section 3.3
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Independent Directors	Section 6.18
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
Joint Proxy Statement	Section 4.5(b)
knowledge	Section 1.1(a)
Law	Section 1.1(a)
Lender	Section 1.1(a)
Lien	Section 1.1(a)
Loan Agreements	Section 1.1(a)
Management Agreement	Section 1.1(a)
Material Company Leases	Section 4.16(f)
Material Parent Leases	Section 5.16(f)

MD Courts	Section 9.11(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)(ii)
Mergers	Recitals
Merger Sub	Preamble
Merger Sub Interests	Section 3.1(d)
MGCL	Section 1.1(a)
NASDAQ	Section 1.1(a)
Non-Electing Share	Section 3.1(a)(ii)(3)
Notice of Company Adverse Recommendation Change	Section 6.5(e)
Notice of Parent Superior Proposal	Section 6.6(e)
Order	Section 1.1(a)
Other Company Subsidiary	Section 4.1(c)
Other Parent Subsidiary	Section 5.1(d)
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Acceptable Confidentiality Agreement	Section 1.1(a)
Parent Acquisition Proposal	Section 6.6(h)(i)
Parent Adverse Recommendation Change	Section 6.6(d)
Parent Alternative Acquisition Agreement	Section 6.6(a)
Parent Board	Section 5.4(a)
Parent Bylaws	Section 5.2
Parent Charter	Section 5.2
Parent Class B Unit	Section 1.1(a)
Parent Common Stock	Section 3.1(a)(ii)(2)
Parent Disclosure Letter	Article V
Parent Entities	Section 1.1(a)
Parent Expense Amount	Section 1.1(a)
Parent Inquiry	Section 6.6(a)
Parent Insurance Policies	Section 5.18
Parent Lease	Section 5.16(e)
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 5.12(a)
Parent Operating Partnership	Preamble
Parent OP Unit	Section 1.1(a)
Parent Parties	Section 1.1(a)
Parent Partnership Agreement	Section 1.1(a)
Parent Partnership Unit	Section 1.1(a)
Parent Permits	Section 5.6(a)
Parent Permitted Liens	Section 5.16(b)
Parent Preferred Stock	Section 5.3(a)
Parent Properties	Section 5.16(a)
Parent Property	Section 5.16(a)
Parent Recommendation	Section 5.4(a)
Parent SEC Filings	Section 5.7(a)
Parent Stock	Section 5.3(a)
Parent Stock Plans	Section 5.3(a)
Parent Stockholder Approval	Section 5.20
Parent Stockholder Meeting	Section 1.1(a)
Parent Subsidiary	Section 1.1(a)
Parent Subsidiary Partnership	Section 5.17(g)
Parent Superior Proposal	Section 6.6(h)(ii)
Parent Tax Protection Agreements	Section 5.17(g)

Parent Tax Representation Letter	Section 6.2(b)
Parent Title Insurance Policy	Section 5.16(g)
Partnership Certificate of Merger	Section 2.3(b)
Partnership Merger	Recitals
Partnership Merger Consideration	Section 3.1(b)
Partnership Merger Effective Time	Section 2.3(b)
Per Share Cash Amount	Section 1.1(a)
Per Share Stock Amount	Section 1.1(a)
Person	Section 1.1(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying Income	Section 8.3(d)
REIT	Section 4.17(b)
Relevant Company Partnership Interest	Section 4.17(g)
Relevant Parent Partnership Interest	Section 5.17(g)
Representative	Section 1.1(a)
Revolving Credit Agreement	Section 1.1(a)
Sarbanes-Oxley Act	Section 1.1(a)
SDAT	Section 2.3(a)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Series A Preferred Stock	Section 5.3(a)
Series B Preferred Stock	Section 5.3(a)
Special Limited Partner	Section 1.1(a)
Special Limited Partner Interest	Section 1.1(a)
Stock Consideration	Section 3.1(a)(ii)(2)
Stock Election	Section 3.1(a)(ii)(2)
Stock Election Shares	Section 3.1(a)(ii)(2)
Surviving Entity	Section 2.1(a)
Surviving Partnership	Section 2.1(b)
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 4.1(c)
Taxes	Section 1.1(a)
Termination Payee	Section 8.3(d)
Termination Payor	Section 8.3(d)
Term Loan Agreement	Section 1.1(a)
Third Party	Section 1.1(a)
Transfer Taxes	Section 8.7
UBS	Section 4.19

ARTICLE II

THE MERGERS

Section 2.1 The Mergers.

(a)  Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease, and Merger Sub shall continue under the name “Tiger Acquisition, LLC” as the surviving entity in the Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the MGCL, the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

(b)  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, the Company Operating Partnership shall be merged with and into the Parent Operating Partnership, whereupon the separate existence of the Company Operating Partnership shall cease, and the Parent Operating Partnership shall continue under the name “ARC Properties Operating Partnership, L.P.” as the surviving entity in the Partnership Merger (the “Surviving Partnership”) and shall be governed by the laws of the State of Delaware. The Partnership Merger shall have the effects specified in the DRULPA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Surviving Partnership shall possess all properties, rights, privileges, powers and franchises of the Company Operating Partnership, and all of the claims, obligations, liabilities, debts and duties of the Company Operating Partnership shall become the claims, obligations, liabilities, debts and duties of the Surviving Partnership (including the obligations of the Company Operating Partnership under the Company Partnership Agreement).

Section 2.2 Closing.  The closing of the Mergers (the “Closing”) shall occur at 10:00 a.m. (Eastern time), on the third (3rd) Business Day after all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same or at such other time and date as shall be agreed upon by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall take place at the offices of Duane Morris LLP, 30 South 17th Street, Philadelphia, Pennsylvania, 19103, or at such other place as agreed to by the parties hereto.

Section 2.3 Effective Time.

(a)  Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) as provided under the MGCL, (ii) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DLLCA and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or DLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger shall have been duly filed with the Delaware Secretary on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company and Parent and specified in the Articles of Merger and Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”) it being understood and agreed that the parties shall cause the Effective Time to occur on the Closing Date prior to the Partnership Merger Effective Time.

(b)  Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company Operating Partnership and the Parent Operating Partnership shall (i) cause a certificate of merger with respect to the Partnership Merger (the “Partnership Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DRULPA and (ii) make any other filings, recordings or publications required to be made by the Company Operating Partnership or the Parent Operating Partnership under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective at such time as the Partnership Certificate of Merger shall have been duly filed with the Delaware Secretary on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date the Partnership Certificate of Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company Operating Partnership and the Parent Operating Partnership and specified in the Partnership Certificate of Merger (such date and time being hereinafter referred to as the “Partnership Merger Effective Time”), it being understood and agreed that the parties shall cause the Partnership Merger Effective Time to occur on the Closing Date after the Effective Time.

(c)  If the consummation of the Merger prior to the consummation of the Partnership Merger (and, therefore, the Effective Time occurring prior to the Partnership Merger Effective Time), as is contemplated by this Agreement, would cause any of the parties to incur a materially greater amount of Transfer Taxes than would be incurred if the Merger were consummated following the consummation of the Partnership Merger (and, therefore, if the Effective Time were to occur following the Partnership Merger Effective Time), then, notwithstanding anything in this Agreement to the contrary, and with the written consent of Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), the timing of the consummation of the Merger and Partnership Merger shall be re-ordered so that the Merger shall occur and be consummated following the consummation of the Partnership Merger (and, therefore, the Effective Time will occur following the Partnership Merger Effective Time).

Section 2.4 Organizational Documents of the Surviving Entity and the Surviving Partnership.  Subject to Section 6.10, at the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation and limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement. At the Partnership Merger Effective Time, the Parent Partnership Agreement will be amended and restated substantially in the form set forth on Exhibit A attached hereto, and the certificate of limited partnership of the Parent Operating Partnership as in effect immediately prior to the Effective Time and the Parent Partnership Agreement, as so amended and restated, shall be the certificate of limited partnership and partnership agreement of the Surviving Partnership, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of limited partnership and partnership agreement.

Section 2.5 Tax Consequences.  It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code. It is further intended for U.S. federal income tax purposes that the Partnership Merger shall qualify as and constitute an “asset-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with the Surviving Partnership as the continuation of the Company Operating Partnership and the termination of the Parent Operating Partnership.

Section 2.6 Subsequent Actions.

(a)  If at any time after the Effective Time the Surviving Entity shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights or properties of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the members, officers and managers of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Entity or otherwise to carry out this Agreement.

(b)  If at any time after the Partnership Merger Effective Time the Surviving Partnership shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Partnership its right, title or interest in, to or under any of the rights or properties of the Company Operating Partnership acquired or to be acquired by the Surviving Partnership as a result of, or in connection with, the Partnership Merger or otherwise to carry out this Agreement, then the general partner(s) of the Surviving Partnership shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Partnership or otherwise to carry out this Agreement.

ARTICLE III

EFFECT OF THE MERGERS

Section 3.1 Effect of the Mergers.

(a)  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(i)  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary, by Parent or any Parent

Subsidiary shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(ii)  Subject to Sections 3.1(e) and 3.2, each share of Company Common Stock (including each share of Company Restricted Stock and each share of Company Common Stock issued upon exercise of a Company Option pursuant to Section 3.10(a)) issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a)(i)) shall be cancelled and converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 3.3, into the right to receive the following consideration (collectively, the “Merger Consideration”), in each case without interest:

(1)	for each share of Company Common Stock (including each share of Company Restricted Stock and each share of Company Common Stock issued upon exercise of a Company Option pursuant to Section 3.10(a)) with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to this Article III (a “Cash Election”) or which is otherwise to receive cash in accordance with the terms of this Agreement, the right to receive in cash from Parent an amount (the “Cash Consideration”) equal to the Per Share Cash Amount (such shares collectively, the “Cash Election Shares”);
(2)	for each share of Company Common Stock (including each share of Company Restricted Stock and each share of Company Common Stock issued upon exercise of a Company Option pursuant to Section 3.10(a)) with respect to which an election to receive validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) has been effectively made and not revoked or deemed revoked pursuant to this Article III (a “Stock Election”) or which is otherwise to receive shares of Parent Common Stock in accordance with the terms of this Agreement, the right to receive from Parent a number of shares of Parent Common Stock equal to the Per Share Stock Amount (the “Stock Consideration” and such shares collectively, the “Stock Election Shares”); and
(3)	for each share of Company Common Stock (including each share of Company Restricted Stock and each share of Company Common Stock issued upon exercise of a Company Option pursuant to Section 3.10(a)) other than Cash Election Shares and Stock Election Shares (collectively, the “Non-Electing Shares”), the right to receive from Parent such Stock Consideration as is determined in accordance with Section 3.2(b).

(b)  At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of Company Partnership Units or Parent Partnership Units, each Company OP Unit (including each Converted Company Unit) and each Company GP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into 0.95 validly issued Parent OP Units (the “Partnership Merger Consideration”). At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of Company Class B Units, each issued and outstanding Company Class B Unit that was not converted into Company OP Units immediately prior to the Partnership Merger Effective Time shall automatically be converted into 0.95 validly issued Parent Class B Units. The general partnership interest of the Parent Operating Partnership shall remain outstanding and constitute the only general partnership interest in the Surviving Partnership, and the Parent OP Units issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain outstanding.

(c)  All shares of Company Common Stock (including all shares of Company Restricted Stock and all shares of Company Common Stock issued upon exercise of Company Options pursuant to Section 3.10(a)), when so converted pursuant to Section 3.1(a), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.5, including the right, if any, to receive, pursuant to Section 3.14, cash in lieu of fractional shares of

Parent Common Stock into which such shares of Company Common Stock have been converted pursuant to Section 3.1(a), together with the amounts, if any, payable pursuant to Section 3.7.

(d)  All membership interests of Merger Sub (the “Merger Sub Interests”), issued and outstanding immediately prior to the Effective Time shall remain as the only membership interests of the Surviving Entity.

(e)  Without limiting the other provisions of this Agreement and subject to Section 6.1(c)(ii) and Section 6.1(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, the Company or the Company Operating Partnership should split, combine or otherwise reclassify the Company Common Stock, the Company GP Units or Company OP Units, or make a dividend or other distribution in shares of Company Common Stock, Company GP Units or Company OP Units (including any dividend or other distribution of securities convertible into Company Common Stock, Company GP Units or Company OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parent Parties hereunder), the Merger Consideration or Partnership Merger Consideration, as applicable, shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement and subject to Section 6.2(c)(ii) and Section 6.2(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, Parent or the Parent Operating Partnership should split, combine or otherwise reclassify the Parent Common Stock or Parent OP Units, or make a distribution in shares of Parent Common Stock or Parent OP Units (including any dividend or other distribution of securities convertible into Parent Common Stock or Parent OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Merger Consideration or Partnership Merger Consideration, as applicable, shall be ratably adjusted to reflect any such change.

Section 3.2 Proration.

(a)  Notwithstanding any other provision contained in this Agreement, the maximum number of shares of Company Common Stock (including Company Restricted Stock and shares of Company Common Stock issued upon exercise of Company Options pursuant to Section 3.10(a)) that may be converted into the right to receive the Cash Consideration pursuant to Section 3.1(b) (the “Cash Conversion Number”) shall be equal to the product (rounded down to the nearest whole share) of thirty percent (30%) times the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time. All other shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Company Restricted Stock and shares of Company Common Stock issued upon exercise of a Company Option pursuant to Section 3.10(a), but other than shares of Company Common Stock to be cancelled as provided in Section 3.1(a)) shall be converted into the right to receive the Stock Consideration.

(b)  Within two (2) Business Days after the Effective Time, Parent shall instruct the Exchange Agent to effect the allocation among former holders of Company Common Stock (including Company Restricted Stock and shares of Company Common Stock issued upon exercise of Company Options pursuant to Section 3.10(a)) of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)  If the aggregate number of shares of Company Common Stock (including Company Restricted Stock and shares of Company Common issued upon exercise of Company Options pursuant to Section 3.10(a)) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Electing Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares held by such holder of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.2(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii)  If the Cash Election Number is less than or equal to the Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Electing Shares and Stock Election Shares shall be converted into the right to receive the Stock Consideration.

Section 3.3 Election Procedures.  Each holder of record of shares of Company Common Stock (including Company Restricted Stock and shares of Company Common Stock issued upon exercise of Company Options pursuant to Section 3.10(a)) issued and outstanding immediately prior to the Effective Time (a “Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a)  Each Holder may specify in a request made in accordance with the provisions of this Section 3.3 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b)  Parent shall prepare a form reasonably acceptable to the Company (the “Form of Election”), which shall be mailed by the Company to record holders of Company Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c)  The Company shall mail or cause to be mailed the Form of Election to record holders of Common Stock as of the record date for the Company Stockholder Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use reasonable best efforts to make available as promptly as possible a Form of Election to all persons who become holders of shares of Common Stock during the period following the record date for the Company Stockholder Meeting and prior to the Election Deadline.

(d)  Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Company stockholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole and absolute discretion. As used herein, unless otherwise agreed in advance by the Company and Parent, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the later of (i) the date immediately prior to the Company Stockholder Meeting and (ii) the date that Parent and the Company shall agree is five (5) Business Days prior to the expected Closing Date. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline. If the Closing is delayed to a subsequent date, the Election Deadline shall be similarly delayed and the Company and Parent shall cooperate to promptly publicly announce such rescheduled Election Deadline and Closing.

(e)  Any Holder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parent or the Company that this Agreement has been terminated in accordance with Article VIII. Subject to the terms of the Exchange Agent Agreement, if Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock (neither Parent nor the Company nor the Exchange Agent being under any duty to notify any stockholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f)  Subject to the terms of the Exchange Agent Agreement, Parent and the Company, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.2, (ii) the issuance and delivery of certificates representing the number of shares of Parent Common Stock into which shares of Company Common Stock are converted into the right to receive in the Merger and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

Section 3.4 Deposit of Merger Consideration.  Promptly after the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Common Stock, at the Effective Time, for exchange in accordance with this Article III, (i) evidence of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(a) equal to the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.14) (collectively, the “Exchange Fund”) and Parent shall instruct the Exchange Agent to timely pay the Cash Consideration, and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Parent and the Surviving Entity and shall be paid to Parent or the Surviving Entity, as Parent directs. No investment of the Exchange Fund shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s obligations hereunder for the benefit of the holders of shares of Company Common Stock at the Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

Section 3.5 Delivery of Merger Consideration.  As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share immediately prior to the Effective Time a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Book-Entry Share for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration (which, to the extent Stock Consideration, shall be in non-certificated book-entry form) in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

Section 3.6 Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 3.7 Dividends with Respect to Parent Common Stock.  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 3.8 Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Parent Common Stock) to which they are entitled under this Article III shall thereafter look only to Parent and the Surviving Entity for payment of their claims with respect thereto.

Section 3.9 No Liability.  None of Parent, Merger Sub, the Company, the Parent Operating Partnership, the Company Operating Partnership, the Surviving Entity, the Surviving Partnership or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any cash that would have otherwise been payable in respect of any Certificate or Book-Entry Share from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.10 Equity Awards.

(a)  Company Options.  If any Company Option is outstanding at any time after the date hereof, the Company Parties shall take all actions required to cancel (effective prior to the Effective Time) each outstanding Company Option in accordance with the Company’s 2011 Stock Option Plan, including by providing timely notice of cancellation to each holder of a Company Option. Any holder of a Company Option shall, upon receipt of such cancellation notice, have the right to exercise his Company Option in accordance with the Company’s 2011 Stock Option Plan, and if any such holder exercises his Company Option to acquire shares of Company Common Stock, he shall be entitled to receive the Merger Consideration payable with respect to such shares of Company Common Stock in accordance with the terms and conditions of this Agreement, including Section 3.1(a) (and, for the sake of clarity, if any Company Option is outstanding at any time after the date hereof and any such Company Option is not exercised prior to the Effective Time, such Company Option shall be forfeited, as provided under the Company’s 2011 Stock Option Plan).

(b)  Company Restricted Stock.  Immediately prior to the Effective Time, any then-outstanding shares of Company Restricted Stock shall become fully vested and the Company shall be entitled to deduct and withhold such number of shares of Company Common Stock otherwise deliverable upon such acceleration to satisfy any applicable income and employment withholding Taxes (assuming a fair market value of a share of Company Common Stock equal to the closing price of the Company Common Stock on the last completed trading day immediately prior to the Closing). All shares of Company Common Stock then-outstanding as a result of the full vesting of the shares of Company Restricted Stock and the satisfaction of any applicable income and employment withholding Taxes shall have the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(c)  Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 3.10.

Section 3.11 Withholding Rights.  Each and any Parent Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Partnership Merger Consideration and/or, otherwise, any other amounts or property otherwise payable or distributable pursuant to this Agreement such amounts or property (or portions thereof) as such Parent Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by a Parent Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Parent Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable.

Section 3.12 Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.13 Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 3.14 Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive (aggregating for this purpose all the shares of Parent Common Stock such holder is entitled to receive hereunder), in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fractional part of a share of Parent Common Stock, multiplied by (b) the Per Share Cash Amount, divided by (c) the Per Share Stock Amount.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company Parties and delivered by the Company Parties to the Parent Parties in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of Article IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article IV of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in publicly available Company SEC Filings, filed with, or furnished to, as applicable, the SEC on or after November 3, 2010 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Company Parties hereby, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a)  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)  Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except, with respect only to each Company Subsidiary that would not constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)  Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries and each other corporate or non-corporate subsidiary in which the Company owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Company Subsidiary”), including a list of each Company Subsidiary or Other Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary and each Other Company Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes), directly or indirectly, by the Company in and to each Company Subsidiary and each Other Company Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes) by any Person other than the Company or a Company Subsidiary in each Company Subsidiary and, to the knowledge of the Company, each Other Company Subsidiary, and (iv) the classification for U.S. federal income tax purposes of each Company Subsidiary and each Other Company Subsidiary.

(d)  Except as set forth in Section 4.1(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Company Subsidiaries or Other Company Subsidiaries, loans to any Taxable REIT Subsidiary of the Company and investments in bank time deposits and money market accounts).

Section 4.2 Organizational Documents.  The Company has made available to Parent complete and correct copies of (a) the Company’s charter (the “Company Charter”) and the Company’s bylaws, as amended to date (the “Company Bylaws”), (b) the organizational documents of each Company Subsidiary, including the certificate of limited partnership of the Company Operating Partnership and the Company Partnership Agreement, each as in effect on the date hereof, and (c) any and all Company Tax Protection Agreements.

Section 4.3 Capital Structure.

(a)  The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, $0.01 par value per share (the “Company Preferred Stock”). At the close of business on December 14, 2012, (i) 177,807,713 shares of Company Common Stock were issued and outstanding, including 17,400 shares of Company Restricted Stock, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 8,000,000 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Company Stock Plans, and (iv) 7,982,000 shares of Company Common Stock were available for grant under the Company Stock Plans. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. As of the date of this Agreement, there are no Company Options outstanding. Section 4.3(a) of the Company Disclosure Letter, sets forth for each holder of Company Restricted Stock outstanding as of the date of this Agreement (A) the name with respect to the holder of Company Restricted Stock, (B) the number of shares of outstanding Company Restricted Stock, (C) the date of grant of such Company Restricted Stock, and (D) the vesting schedule for such Company Restricted Stock. There are no other rights, options, stock or unit appreciation rights, phantom stock or units, restricted stock units, dividend equivalents or similar rights with respect to the Company Common Stock or Company Partnership Units other than the Company Options, Company Restricted Stock and Company Partnership Units disclosed on Section 4.3(a) of the Company Disclosure Letter. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company’s board of directors (the “Company Board”), or a committee thereof, and any required stockholder approval by the necessary number of votes or written consents, and each Company Option and Company Restricted Stock grant was made in accordance in all material respects with the terms of the applicable Company Stock Plan and applicable Law. The per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable grant date. Immediately prior to the Closing, the Company will provide to Parent a complete and correct list that contains the information required to be provided in Section 4.3(a) of the Company Disclosure Letter, that is correct and complete as of the Closing Date; provided, however, delivery of such updated schedule shall not cure any breach of this Section 4.3 for purposes of determining whether the applicable closing condition has been satisfied.

(b)  All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 4.1(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(c)  Except as set forth in this Section 4.3 or in Section 4.3(a) of the Company Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of

Company Common Stock, shares of Company Preferred Stock or other equity securities of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Stock Plans in the event the grantees fail to satisfy withholding Tax obligations). Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.

(d) All dividends or other distributions on the shares of Company Common Stock and Company Preferred Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a)  Each of the Company and the Company Operating Partnership has the requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of the Company and the Company Operating Partnership and the consummation by the Company and the Company Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and limited partnership action, and no other corporate or limited partnership proceedings on the part of the Company or the Company Operating Partnership, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, (i) with respect to the Merger, to receipt of the Company Stockholder Approval, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary, and (ii) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary. The Company Board, at a duly held meeting, has, by unanimous vote of all of the Company Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger, the Partnership Merger and the other transactions contemplated hereby, (ii) directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 6.5.

(b)  This Agreement has been duly executed and delivered by each of the Company and the Company Operating Partnership and, assuming due authorization, execution and delivery by each of Parent, Merger Sub and the Parent Operating Partnership, constitutes a legally valid and binding obligation of each of the Company and the Company Operating Partnership, enforceable against the Company and the Company Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.5 No Conflict; Required Filings and Consents.

(a)  Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by each of the Company and the Company Operating Partnership does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of the Company and the Company Operating Partnership will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter, the Company Bylaws, the certificate of limited partnership of the Company Operating Partnership or the Company Partnership Agreement or (B) any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, the Company Operating Partnership or any other Company Subsidiary or by which any property or asset of the Company, the Company Operating Partnership or any other Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company, the Company Operating Partnership or any other Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company, the Company Operating Partnership or any other Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company, the Company Operating Partnership or any other Company Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)  The execution and delivery of this Agreement by each of the Company and the Company Operating Partnership does not, and the performance of this Agreement by each of the Company and the Company Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement ”) and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, (iii) the due filing of the Certificate of Merger with the Delaware Secretary, (iv) the due filing of the Partnership Certificate of Merger with the Delaware Secretary, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with state and local transfer Taxes, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance With Law.

(a)  Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14, which are addressed solely in that Section, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any knowledge indicating that the Company or any

Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)  Neither the Company nor any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 SEC Filings; Financial Statements.

(a)  The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after November 3, 2010 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b)  Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)  The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d)  Except as and to the extent disclosed or reserved against on the Company’s most recent balance sheet (or, in the notes thereto) included in the Company SEC Filings, none of the Company or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e)  Except as set forth in Section 4.7(e) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since November 3, 2010 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since November 3, 2010 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8 Disclosure Documents.

(a)  None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.9 Absence of Certain Changes or Events.  Between December 31, 2011 and the date hereof, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, the Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course. Between December 31, 2011 and the date hereof, there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.10 Employee Benefit Plans.

(a)  Other than the Company Stock Plans, the Company and the Company Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither the Company nor any Company Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Parent, Merger Sub or any of their respective subsidiaries.

(c)  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company Stock Plans have been established and administered in accordance with their terms and in compliance with all applicable Laws, including the Code.

(d)  None of the Company, any Company Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e)  Except as set forth in Section 4.10(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event: (i) result in any payment becoming due to any service provider of the Company or any Company Subsidiary, (ii) increase or otherwise enhance any benefits otherwise payable by the Company or any Company Subsidiary or the amount of compensation due to any service provider of the Company or any Company Subsidiary or (iii) result in the acceleration of the time of payment or vesting of any such benefits or the funding of any such compensation or benefits. Section 4.10(e) of the Company Disclosure Letter sets forth the estimated maximum amount or value of each such payment or number of vested shares.

(f)  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Mergers or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(g)  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company Stock Plans have been maintained and operated in compliance with Section 409A of the Code or an available exemption therefrom.

(h)  Neither the Company nor any Company Subsidiary is a party to or has any obligation under any Contract, the Company Stock Plans or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

Section 4.11 Labor and Other Employment Matters.  Neither the Company nor any Company Subsidiary has, or has ever had, any employees.

Section 4.12 Material Contracts.

(a)  Except for contracts listed in Section 4.12 of the Company Disclosure Letter or filed as exhibits to the Company SEC Filings, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i)  is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii)  obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(iii)  contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Company Subsidiary, or that otherwise restricts the lines of business conducted by the Company or any Company Subsidiary or the geographic area in which the Company or any Company Subsidiary may conduct business;

(iv)  is an agreement which obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Company Subsidiary that is not wholly owned, directly or indirectly, by the Company provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly owned Company Subsidiary of the Company or another Company Subsidiary thereunder;

(v)  constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $2,000,000;

(vi)  would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(vii)  requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a ground lease affecting a Company Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease or any ground lease affecting any Company Property;

(viii)  constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix)  sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of the Company or any Company Subsidiary; or

(x)  constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $2,000,000.

Each contract listed on Section 4.12 of the Company Disclosure Letter to which the Company or any Company Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Company Material Contract”.

(b)  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Litigation.  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of the Company, threatened by or before any Governmental Authority, nor, to the knowledge of the Company, is there any investigation pending or threatened by any Governmental Authority, in each case, against the Company or any Company Subsidiary, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.14 Environmental Matters.

(a)  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.14 of the Company Disclosure Letter or in any Phase I or Phase II report made available to Parent prior to the date hereof:

(i)  The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(ii)  The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii)  Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any Environmental Law.

(iv)  Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law.

(v)  Neither the Company nor any Company Subsidiary has assumed, by contract or, to the knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi)  Neither the Company nor any Company Subsidiary has caused, and to the knowledge of the Company, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(vii)  There is no site to which the Company or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, is or may become the subject of any Action under Environmental Law.

(b)  This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15 Intellectual Property.

(a)  Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company.

(b)  Except as set forth in Section 4.15(b) of the Company Disclosure Letter or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

(c)  This Section 4.15 contains the exclusive representations and warranties of the Company with respect to intellectual property matters.

Section 4.16 Properties.

(a)  Section 4.16(a) (Part I) of the Company Disclosure Letter sets forth a list of the address of each real property owned, leased (as lessee or sublessee), including ground leased, by the Company or any Company Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 4.16(a) (Part II) of the Company Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract by the Company or a Company Subsidiary for purchase or which is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary after the date of this Agreement.

(b)  The Company or a Company Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the purposes of this Agreement, “Company Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Company Title Insurance Policies made available by or on behalf of the Company or any Company Subsidiary to Parent prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as currently used and operated.

(c)  The Company Properties (x) are supplied with utilities reasonably required for their continued operation as they are now being operated, and (y) are, to the knowledge of the Company, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent.

(d)  To the knowledge of the Company, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e)  Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the rent rolls for each of the Company Properties, as of November 30, 2012, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, and the schedules with respect to the Company Properties subject to triple-net leases, which schedules have previously been made available to Parent, correctly reference each lease or sublease that was in effect as of November 30, 2012 and to which the Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Company Leases”). Section 4.16(e) of the Company Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Company Lease (which security deposits are in the amounts required by the applicable Company Lease).

(f)  True and complete in all material respects copies of (i) all ground leases affecting the interest of the Company or any Company Subsidiary in the Company Properties and (ii) all Company Leases (the “Material Company Leases”), in each case in effect as of the date hereof, have been made available to Parent. Except as set forth on Section 4.16(f) of the Company Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (1) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Company Lease, (2) neither the Company nor any Company Subsidiary is in receipt of any rent under any Company Lease paid more than thirty (30) days before such rent is due and payable, and (3) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Company nor any Company Subsidiary is party to any oral Company Lease.

(g)  The Company and each Company Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the possession of the Company has been made available to Parent.

(h)  To the knowledge of the Company, Section 4.16(h) of the Company Disclosure Letter lists each Company Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, in each case other than those pertaining to minor capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(i) The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 4.16(i) of the Company Disclosure Letter sets forth all leased personal property of the Company or any Company Subsidiary with monthly lease obligations in excess of $500,000 and that are not terminable upon thirty (30) days’ notice.

(j)  Section 4.16(j) of the Company Disclosure Letter lists the parties currently providing third-party property management services to the Company or a Company Subsidiary and the number of facilities currently managed by each such party.

Section 4.17 Taxes.  Except as expressly set forth in Section 4.17 of the Company Disclosure Letter:

(a)  The Company and each Company Subsidiary has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all U.S. federal, state and local income, and all other material, Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return.

(b)  The Company (i) for all of its taxable years commencing with the Company’s initial taxable year that ended on December 31, 2011 and through and including its taxable year ended December 31 immediately prior to the Effective Time has elected and has been subject to U.S. federal taxation as a real estate investment trust within the meaning of and under the provisions of Section 856 of the Code et seq. (a “REIT”) and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years; (ii) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or that ends with and upon the Effective Time) through to the Merger (and the consummation thereof) in such a manner so as to quality for its taxable year that will end with Merger (and consummation thereof); and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s knowledge, threatened. Each Company Subsidiary and Other Company Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a Qualified REIT Subsidiary, or (C) a Taxable REIT Subsidiary. Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(c)  Neither the Company nor any Company Subsidiary has received a written claim, or to the knowledge of the Company or any Company Subsidiary, an unwritten claim, by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction.

(d)  (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or material Tax Returns of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; and (v) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(e)  Since the Company’s formation, (i) neither the Company nor any Company Subsidiary has incurred any liability for Taxes under Sections 857(b),857(f), 860(c) or 4981 of the Code; and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any Company Subsidiary.

(f)  The Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)  There are no Company Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of the Company or the Company Operating Partnership threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Company Tax Protection Agreement. As used herein, “Company Tax Protection Agreements” means any agreement to which the Company or any Company Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of Company Partnership Units or any other partnership interest in any Company Subsidiary Partnership (“Relevant Company Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Company Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Company Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Company Subsidiary Partnership or the holder of interests in such Company Subsidiary Partnership in connection with any transaction or other action. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary or Other Company Subsidiary that is a partnership for United States federal income tax purposes.

(h)  There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)  Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(j)  There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of credit agreements and Company Tax Protection Agreements.

(k)  Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(l)  Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(m)  Neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n)  As of the date of this Agreement, the Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)  No written power of attorney that has been granted by the Company or any Company Subsidiary (other than to the Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p)  Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Section 4.18 Insurance.  The Company has made available to Parent copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in the Company’s possession providing coverage for all Company Properties (the “Company Insurance Policies”). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Material Company Lease. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the Company Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all premiums payable under all Company Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Company Insurance Policies. To the knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 Opinion of Financial Advisor.  The Company Board has received the oral opinion of UBS Securities LLC (“UBS”) (to be confirmed in writing) to the effect that, as of the date of this Agreement and subject to the assumptions and limitations set forth in UBS’s written opinion, the consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair from a financial point of view to such holders (other than Parent and its Affiliates).

Section 4.20 Takeover Statutes.  None of the Company or any Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Parent as defined in Section 3-601 of the MGCL. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.21 Vote Required.  The affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. The consent of the Company, as the sole general partner of the Company Operating Partnership, is the only vote of the partners of the Company Operating Partnership necessary to adopt this Agreement and approve the Partnership Merger and the other transactions contemplated hereby.

Section 4.22 Brokers.  No broker, finder or investment banker (other than UBS) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23 Investment Company Act.  Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Affiliate Transactions.  Except as set forth in Section 4.24 of the Company Disclosure Letter or in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2011 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25 No Other Representations or Warranties.  Except for the representations and warranties contained in Article V, the Company acknowledges that neither Parent nor any other Person on behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except (a) as set forth in the disclosure letter that has been prepared by the Parent Parties and delivered by the Parent Parties to the Company Parties in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of Article V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article V of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein), or (b) as disclosed in publicly available Parent SEC Filings, filed with, or furnished to, as applicable, the SEC on or after February 11, 2011 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any

“forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Parent Parties hereby jointly and severally represent and warrant to the Company Parties that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)  Each Parent Subsidiary (other than Merger Sub) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d)  Section 5.1(d) of the Parent Disclosure Letter sets forth a true and complete list of the Parent Subsidiaries and each other corporate or non-corporate subsidiary in which Parent owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Parent Subsidiary”), including a list of each Parent Subsidiary or Other Parent Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary and each Other Parent Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes), directly or indirectly, by Parent in and to each Parent Subsidiary and each Other Parent Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes) by any Person other than Parent or a Parent Subsidiary in each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary, and (iv) the classification for U.S. federal income tax purposes of each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary.

(e)  Except as set forth in Section 5.1(e) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Parent Subsidiaries or Other Parent Subsidiaries, loans to any Taxable REIT Subsidiary of Parent and investments in bank time deposits and money market accounts).

Section 5.2 Organizational Documents.  Parent has made available to the Company complete and correct copies of (a) Parent’s charter (the “Parent Charter”), and bylaws, as amended to date (the “Parent Bylaws”), (b) the organizational documents of each Parent Subsidiary, each as in effect on the date hereof, including Merger Sub’s certificate of formation and limited liability company agreement and the certificate of limited partnership of the Parent Operating Partnership and the Parent Partnership Agreement, and (c) any and all Parent Tax Protection Agreements.

Section 5.3 Capital Structure.

(a)  The authorized capital stock of Parent consists of 240,000,000 shares of Parent Common Stock, 545,454 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and 283,018 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Parent Preferred Stock”). The Parent Common Stock and the Parent Preferred Stock are referred to herein as the “Parent Stock.” At the close of business on December 14, 2012, (i) 11,157,643 shares of Parent Common Stock were issued and outstanding, (ii) 545,454 shares of Series A Preferred Stock were issued and outstanding, (iii) 283,018 shares of Series B Preferred Stock were issued and outstanding, (iv) 1,096,400 shares of Parent Common Stock were reserved for issuance under Parent’s Equity Plan and Parent’s Non-Executive Director Stock Plan (together, the “Parent Stock Plans”), and (v) 886,376 Parent OP Units were issued and outstanding. All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and all shares of Parent Common Stock to be issued as the Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. All Parent OP Units to be issued as the Partnership Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized and validly issued. No class of capital stock is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of the Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Stock may vote.

(b)  All of the Merger Sub Interests are owned by, and have always been owned by, Parent. All of the Merger Sub Interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Interests may vote.

(c)  All of the outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(d)  Except as set forth in this Section 5.3 or with respect to the Parent Stock Plans, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Interests or other equity securities, rights, options, stock or unit appreciation rights, phantom stock or units, dividend equivalents or similar rights or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Stock Plans). Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Interests or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

(e)  All dividends or other distributions on the shares of Parent Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4 Authority.

(a)  Each of Parent, Merger Sub and the Parent Operating Partnership has the requisite corporate, limited liability company or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership and the consummation by each of Parent, Merger Sub and the Parent Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, limited liability company and limited partnership action, and no other corporate, limited liability company or limited partnership proceedings on the part of Parent, Merger Sub or the Parent Operating Partnership, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, with respect to the issuance of Parent Common Stock in connection with the Merger, to receipt of the Parent Stockholder Approval and, (i) with respect to the Merger, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary and (ii) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary. Parent’s board of directors (the “Parent Board”), at a duly held meeting, has, by unanimous vote of all of the Parent Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Mergers and the other transactions contemplated hereby, (ii) directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at the Parent Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Parent vote in favor of the approval of the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 6.6.

(b) This Agreement has been duly executed and delivered by each of Parent, Merger Sub and the Parent Operating Partnership and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent, Merger Sub and the Parent Operating Partnership, enforceable against Parent, Merger Sub and the Parent Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 5.5 No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of Parent, Merger Sub and the Parent Operating Partnership will not, (i) assuming receipt of the Parent Stockholder Approval, conflict with or violate any provision of (A) the Parent Charter or the Parent Bylaws, Merger Sub’s certificate of formation or limited liability company agreement, the certificate of limited partnership of the Parent Operating Partnership or the Parent Partnership Agreement or (B) any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent, the Parent Operating Partnership or any other Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership does not, and the performance of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement and the Form S-4 and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NASDAQ, (iii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, (iv) the due filing of the Certificate of Merger with the Delaware Secretary, (v) the due filing of the Partnership Certificate of Merger with the Delaware Secretary, (vi) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vii) such filings as may be required in connection with state and local transfer Taxes, and (viii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Permits; Compliance With Law.

(a)  Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14, which are addressed solely in that Section, Parent, Merger Sub and each other Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Merger Sub and each other Parent Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All applications required to have been filed for the renewal of Parent Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in   each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any claim or notice nor has any knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) None of Parent, Merger Sub or any other Parent Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any other Parent Subsidiary is bound (except for Laws addressed in Section 5.10, Section 5.11, Section 5.14, Section 5.15 or Section 5.17), or (ii) any Parent Permits

(except for Parent Permits addressed in Section 5.14), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7 SEC Filings; Financial Statements.

(a)  Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after February 11, 2011 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b)  Each of the consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)  The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d)  Except as and to the extent disclosed or reserved against on Parent’s most recent balance sheet (or, in the notes thereto) included in the Parent SEC Filings, none of Parent or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e)  To the knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings since February 11, 2011 which remains unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since February 11, 2011 through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.

Section 5.8 Disclosure Documents.

(a)  None of the information supplied or to be supplied in writing by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b)  The representations and warranties contained in this Section 5.8 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 5.9 Absence of Certain Changes or Events.  Between December 31, 2011 and the date hereof, except as contemplated by this Agreement or set forth on Section 5.9 of the Parent Disclosure Letter, Parent, Merger Sub and each other Parent Subsidiary has conducted its business in all material respects in the ordinary course. Between December 31, 2011 and the date hereof, there has not been any Parent Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.10 Employee Benefit Plans.

(a)  Other than the Parent Stock Plans, the Parent and the Parent Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither the Parent nor any Parent Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to the Surviving Entity.

(c)  Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Stock Plans have been established and administered in accordance with their terms and in compliance with all applicable Laws, including the Code.

(d)  None of Parent, Merger Sub, any Parent Subsidiary or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e)  Except as set forth in Section 5.10(e) of the Parent Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event: (i) result in any payment becoming due to any service provider of Parent, Merger Sub or any Parent Subsidiary, (ii) increase or otherwise enhance any benefits otherwise payable by Parent, Merger Sub or any Parent Subsidiary or the amount of compensation due to any service provider of Parent, Merger Sub or any Parent Subsidiary or (iii) result in the acceleration of the time of payment or vesting of any such benefits or the funding of any such compensation or benefits. Section 5.10(e) of the Parent Disclosure Letter sets forth the estimated maximum amount or value of each such payment or number of vested shares.

(f)  Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Mergers or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(g)  Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Stock Plans have been maintained and operated in compliance with Section 409A of the Code or an available exemption therefrom.

(h)  None of Parent, Merger Sub or any Parent Subsidiary is a party to or has any obligation under any Contract, the Parent Stock Plans or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

Section 5.11 Labor and Other Employment Matters.  Neither Parent nor any Parent Subsidiary has, or has ever had, any employees.

Section 5.12 Material Contracts.

(a)  Except for contracts listed in Section 5.12 of the Parent Disclosure Letter or filed as exhibits to the Parent SEC Filings, as of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i)  is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii)  obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary, except for any Parent Lease or any ground lease affecting any Parent Property;

(iii)  contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Parent or any Parent Subsidiary, or that otherwise restricts the lines of business conducted by Parent or any Parent Subsidiary or the geographic area in which Parent or any Parent Subsidiary may conduct business;

(iv)  is an agreement which obligates Parent or any Parent Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Parent or any Parent Subsidiary pursuant to which Parent or the Parent Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly owned Parent Subsidiary of Parent or another Parent Subsidiary thereunder;

(v)  constitutes an Indebtedness obligation of Parent or any Parent Subsidiary with a principal amount as of the date hereof greater than $2,000,000;

(vi)  would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(vii)  requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Parent Lease or a ground lease affecting a Parent Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Parent Lease or any ground lease affecting any Parent Property;

(viii)  constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix)  sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of Parent or any Parent Subsidiary; or

(x)  constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary (other than advances made pursuant to and expressly disclosed in the Parent Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Parent Lease with respect to the development, construction, or equipping of Parent Properties or the funding of improvements to Parent Properties) in an amount in excess of $2,000,000.

Each contract listed on Section 5.12 of the Parent Disclosure Letter to which Parent or any Parent Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Parent Material Contract”.

(b)  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of Parent or any Parent Subsidiary, nor, to the knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.13 Litigation.  Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of Parent, threatened by or before any Governmental Authority, nor, to the knowledge of Parent, is there any investigation pending or threatened by any Governmental Authority, in each case, against Parent, Merger Sub or any other Parent Subsidiary, and (b) none of Parent, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.14 Environmental Matters.

(a)  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i)  Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(ii)  Parent and each Parent Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii)  Neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law.

(iv)  Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law.

(v)  Neither Parent nor any Parent Subsidiary has assumed, by contract or, to the knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi)  Neither Parent nor any Parent Subsidiary has caused, and to the knowledge of Parent, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Parent or any Parent Subsidiary under any Environmental Law.

(vii)  There is no site to which Parent or any Parent Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of Parent, is or may become the subject of any Action under Environmental Law.

(b)  This Section 5.14(b) contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 5.15 Intellectual Property.

(a)  Section 5.15(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by Parent.

(b)  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent, Merger Sub and the other Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent, Merger Sub or any other Parent Subsidiary, and (iv) to the knowledge of Parent, no Third Party is currently infringing or misappropriating Intellectual Property owned by Parent, Merger Sub or any other Parent Subsidiary. Parent, Merger Sub and the other Parent Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

(c)  This Section 5.15 contains the exclusive representations and warranties of Parent and Merger Sub with respect to intellectual property matters.

Section 5.16 Properties.

(a)  Section 5.16(a) (Part I) of the Parent Disclosure Letter sets forth a list of the address of each real property owned, leased (as lessee or sublessee), including ground leased, by Parent or any Parent Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Parent Property” and collectively referred to herein as the “Parent Properties”). Section 5.16(a) (Part II) of the Parent Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract by Parent or a Parent Subsidiary for purchase or which is required under a binding contract to be leased or subleased by Parent or a Parent Subsidiary after the date of this Agreement.

(b)  Parent or a Parent Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. For the purposes of this Agreement, “Parent Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Parent Title Insurance Policies made available by or on behalf of Parent, Merger Sub or any Parent Subsidiary to the Company prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor, or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property as currently used and operated.

(c)  The Parent Properties (x) are supplied with utilities reasonably required for their continued operation as they are now being operated, and (y) are, to the knowledge of Parent, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to the Company.

(d)  To the knowledge of Parent, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e)  Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the rent rolls for each of the Parent Properties, dated November, 2012, which rent rolls have previously been made available by or on behalf of the Parent or any Parent Subsidiary to the Company, and the schedules with respect to the Parent Properties subject to triple-net leases, which schedules have previously been made available to the Company, correctly reference each lease or sublease that was in effect in November, 2012 and to which Parent or the Parent Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Parent Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Parent Leases”). Section 5.16(e) of the Parent Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Parent Lease (which security deposits are in the amounts required by the applicable Parent Lease).

(f)  True and complete in all material respects copies of (i) all ground leases affecting the interest of Parent or any Parent Subsidiary in the Parent Properties and (ii) all Parent Leases (the “Material Parent Leases”), in each case, in effect as of the date hereof, have been made available to the Company. Except as set forth in Section 5.16(f) of the Parent Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (1) none of Parent, Merger Sub or any other Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Material Parent Lease, (2) none of Parent, Merger Sub or any other Parent Subsidiary is in receipt of any rent under any Parent Lease paid more than thirty (30) days before such rent is due and payable, and (3) to the knowledge of Parent, each Material Parent Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent, Merger Sub or any other Parent Subsidiary and with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of Parent, Merger Sub or any other Parent Subsidiary is party to any oral Parent Lease.

(g)  Parent and each Parent Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). A copy of each Parent Title Insurance Policy in the possession of the Parent has been made available to the Company.

(h)  To the knowledge of Parent, Section 5.16(h) of the Parent Disclosure Letter lists each Parent Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, in each case other than those pertaining to minor capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(i)  Parent, Merger Sub and the other Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent’s, Merger Sub’s or any other Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Section 5.16(i) of the Parent Disclosure Letter sets forth all leased personal property of Parent or any Parent Subsidiary with monthly lease obligation in excess of $500,000 and that are not terminable upon thirty (30) days’ notice.

(j)  Section 5.16(j) of the Parent Disclosure Letter lists the parties currently providing third-party property management services to Parent or a Parent Subsidiary and the number of facilities currently managed by each such party.

Section 5.17 Taxes.  Except as expressly set forth in Section 5.17 of the Parent Disclosure Letter:

(a)  Parent and each Parent Subsidiary has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all U.S. federal, state and local income, and all other material, Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return.

(b)  Parent (i) for all of its taxable years commencing with Parent’s initial taxable year that ended on December 31, 2011 and through and including its taxable year ended December 31 immediately prior to the Effective Time has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years; (ii) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or that ends with and upon the Effective Time) through to the Merger (and the consummation thereof) in such a manner so as to quality for its taxable year that will end December 31 of the year that includes the Merger (and consummation thereof); and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s knowledge, threatened. Each Parent Subsidiary and Other Parent Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a Qualified REIT Subsidiary, or (C) a Taxable REIT Subsidiary. None of Parent or any Parent Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(c)  Neither Parent nor any Parent Subsidiary has received a written claim, or to the knowledge of Parent or any Parent Subsidiary an unwritten claim, by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction.

(d)  (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or material Tax Returns of Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any Parent Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; and (v) neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(e)  Since Parent’s formation, (i) neither Parent nor any Parent Subsidiary has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code; and (ii) neither Parent nor any Parent Subsidiary has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any Parent Subsidiary.

(f)  Parent and each Parent Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)  There are no Parent Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of Parent or the Parent Operating Partnership threatened to raise, a material claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Parent Tax Protection Agreement. As used herein, “Parent Tax Protection Agreements” means any agreement to which Parent or any Parent Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of Parent Partnership Units or any other partnership interest in any Parent Subsidiary Partnership (“Relevant Parent Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Parent Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Parent Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Parent Subsidiary Partnership or the holder of interests in such Parent Subsidiary Partnership in connection with any transaction or other action. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary or Other Parent Subsidiary that is a partnership for United States federal income tax purposes.

(h)  There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)  Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(j)  There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of credit agreements and Parent Tax Protection Agreements.

(k)  Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(l)  Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(m)  Neither Parent nor any Parent Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n)  As of the date of this Agreement, Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)  No written power of attorney that has been granted by Parent or any Parent Subsidiary (other than to Parent or a Parent Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p)  Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Section 5.18 Insurance.  Parent has made available to the Company copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in Parent’s possession providing coverage for all Parent Properties (the “Parent Insurance Policies”). The Parent Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Material Parent Lease. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no claim for coverage by Parent, Merger Sub or any other Parent Subsidiary pending under any of the Parent Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all premiums payable under all Parent Insurance Policies have been paid, and Parent, Merger Sub and the other Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Parent Insurance Policies. To the knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and no written notice of cancellation or termination has been received by Parent or any Parent Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.19 Opinion of Financial Advisor.  The Parent Board has received the oral opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) (to be confirmed in writing) to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth in its written opinion, the consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent.

Section 5.20 Vote Required.  The affirmative vote of not less than a majority of the votes cast by the holders of Parent Common Stock (provided that the total vote cast represents over fifty percent (50%) in interest of all Parent Common Stock) at the Parent Stockholder Meeting to approve the issuance of Parent Common Stock in connection with the Merger (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of Parent or Merger Sub necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby, including the issuance of Parent Common Stock in connection with the Merger. The consent of Parent, as the sole general partner of the Parent Operating Partnership, is the only vote of the partners of the Parent Operating Partnership necessary to adopt this Agreement and approve the Partnership Merger and the other transactions contemplated hereby.

Section 5.21 Brokers.  No broker, finder or investment banker (other than BofA Merrill Lynch) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.

Section 5.22 Investment Company Act.  None of Parent, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.23 Sufficient Funds.  At the Effective Time, Parent will have available, and Parent will provide Merger Sub with sufficient cash or lines of credit available to pay the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.14 and any and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers, and any related fees and expenses.

Section 5.24 Ownership of Merger Sub; No Prior Activities.

(a)  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly by Parent.

(b)  Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.25 Takeover Statutes.  None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 5.26 Affiliate Transactions.  Except as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2011 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.27 No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a)  Each Company Party covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(c) of the Company Disclosure Letter, each of the Company Parties shall, and shall cause each of the other Company Entities to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or the Company Subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers, maintain all Company Insurance Policies, and maintain the status of the Company as a REIT.

(b)  The Company Parties shall (i) use their commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.2(e) and Section 7.2(f), (ii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership as shall be reasonably necessary or appropriate to enable Proskauer

Rose LLP to render the opinion described in Section 7.2(e) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, and (iii) deliver to Duane Morris LLP and Weil, Gotshal & Manges LLP officer’s certificates, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company, in form and substance as set forth in Exhibit B, with such changes as are mutually agreeable to Parent and the Company (a “Company Tax Representation Letter”), containing representations of the Company as shall be reasonably necessary or appropriate to enable Duane Morris LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.2(f), respectively, and Weil, Gotshal & Manges LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.3(f), respectively.

(c)  Without limiting the foregoing, each Company Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or 6.1(c) of the Company Disclosure Letter, the Company Parties shall not, and shall not cause or permit any other Company Entity to, do any of the following:

(i)  amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries as a whole, if such amendment would be adverse to the Company or Parent) or waive the stock ownership limit under the Company Charter;

(ii)  split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Company or any Company Subsidiary;

(iii)  declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of regular monthly dividends, for full monthly periods in accordance with past practice and not for any interim period prior to the Effective Time, at an annual rate not to exceed $0.67 per share of Company Common Stock, (B) the declaration and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary and (C) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(c)(iii), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)  redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Option in connection with the exercise of Company Options, (B) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Stock Plans, including the vesting of Company Restricted Stock in accordance with Section 3.10(b), and (C) the acquisition by the Company in the ordinary course of business consistent with past practice in connection with the termination of service of holders of Company Options;

(v)  except (A) for issuances by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, (B) in the ordinary course of business consistent with past practice, (C) for issuances by the Company Operating Partnership of the Company Class B Units, in accordance with the Company Partnership Agreement, (D) for issuances by the Company Operating Partnership of Company OP Units in connection with the acquisition of real property pursuant to Section 6.1(e), or (E) as otherwise contemplated in Section 6.1(c)(vi), issue, sell, pledge, dispose, encumber or grant any shares of the Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of the Company Subsidiaries’ capital stock or other equity interests; provided, however, that the Company may issue shares of Company Common Stock upon the vesting of any Company Restricted Stock or the exercise of any Company Option outstanding as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.1(c)(vi);

(vi)  except as set forth on Section 6.1(c)(vi) of the Company Disclosure Letter or in the ordinary course of business consistent with past practice, grant, confer, award, or modify the terms of any Company Options, Company Restricted Stock, convertible securities, or other rights to acquire, or denominated in, any of the Company’s or any of the Company Subsidiaries’ capital stock or other equity securities or take any action not set forth on Section 6.1(c)(vi) of the Company Disclosure Letter or not contemplated by this Agreement (including Section 3.10) to cause to be exercisable any otherwise unexercisable Company Option;

(vii)  acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions in the ordinary course of business consistent with past practice, (B) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary or (C) except as permitted or required under Section 6.1(e);

(viii)  sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) pledges and encumbrances on property or assets in the ordinary course of business consistent with past practice, (B) pledges and encumbrances on property or assets that would not be materially adverse to the assets of the Company and the Company Subsidiaries on a consolidated basis, or (C) pledges or encumbrances of property or assets or direct or indirect equity interests in entities from time to time under the Revolving Credit Agreement and/or Term Loan Agreement that (1) are the subject of Pending Acquisitions, or (2) are not currently included in the Company’s borrowing base under the Revolving Credit Agreement and/or Term Loan Agreement;

(ix)  incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except Indebtedness incurred (A) under the Revolving Credit Agreement and/or Term Loan Agreement pursuant to the Company’s budget set forth on Section 6.1(c)(ix) of the Company Disclosure Letter or (B) in connection with the acquisition of real property pursuant to Section 6.1(e);

(x)  make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, and (B) loans or advances required to be made under any of the Company Leases or ground leases affecting the Company Properties;

(xi)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any Contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by the Company or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is as required or necessitated by this Agreement or transactions contemplated hereby, provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect the Company, any Company Subsidiary or Parent or (C) as may be reasonably necessary to comply with the terms of this Agreement; provided that for purposes of this

Section 6.1(c)(xi), the dollar thresholds set forth in Sections 4.12(a)(ii), (v) and (x) shall be deemed to be $5,000,000 and the dollar threshold set forth in Section 4.12(a)(vii) shall be deemed to be $2,000,000.

(xii)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Company Lease), except for (A) entering into any new lease or renewing any Company Lease (1) in the ordinary course of business consistent with past practice or (2) in connection with the acquisition of real property pursuant to Section 6.1(e), (B) terminating any Company Lease as a result of a default by the counterparty to such Company Lease (in accordance with the terms of such Company Lease and subject to any applicable cure period therein), or (C) any such modification, amendment, waiver, release or compromise as would not have a Company Material Adverse Effect;

(xiii)  waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company or any Company Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xiv)  settle or compromise (A) any legal action, suit or arbitration proceeding, in each case made or pending against the Company or any of the Company Subsidiaries, including relating to Taxes, and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock other than in accordance with Section 6.8, in each case, in an amount in excess of $1,000,000 individually;

(xv)  (A) hire or terminate any officer, director or employee of the Company or any Company Subsidiary or promote or appoint any Person to a position of officer or director of the Company or any Company Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, (C) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of the Company or any Company Subsidiary, whether past or present, (D) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or employee benefits arrangement, (E) accelerate the vesting or payment of any compensation or benefits under the Company Stock Plans, (F) grant any awards under any Company Stock Plan, bonus, incentive, performance or other compensation plan or arrangement, or (G) take any action to fund or in any other way secure the payment of compensation or benefits under the Company Stock Plans, in each case, other than as required by Law;

(xvi)  fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2011, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xvii)  enter into any new line of business;

(xviii)  fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ or any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xix)  take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for United States federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)  adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Company Subsidiary in connection with any acquisitions permitted pursuant to Section 6.1(e) in a manner that would not reasonably be expected to be adverse to the Company or to prevent or impair the ability of the Company to consummate the Mergers;

(xxi)  form any new funds or joint ventures;

(xxii)  incur any liability with respect to, amend, or enter into, any Company Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund except in each case upon providing contemporaneous written notice to Parent (A) if required by Law or (B) if necessary (x) to preserve the Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or

(xxiii)  authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

provided that none of the foregoing provisions of this Section 6.1 shall in any way restrict the ability of the Company or any of the Company Subsidiaries to consummate the Pending Acquisitions (including by incurring Indebtedness).

(d)  Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise.

(e)  The Company shall use commercially reasonable efforts to consummate the acquisition of properties set forth on Section 4.16(a)(Part II) of the Company Disclosure Letter prior to the Closing Date; provided that the Company may substitute one or more properties set forth on Section 4.16(a)(Part II) with one or more properties of equivalent value subject to the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned). Prior to Closing, the Company shall use commercially reasonable efforts to acquire or enter into contracts to acquire real property with an aggregate purchase price of at least $300,000,000 million but not to exceed $400,000,000 million.

Section 6.2 Conduct of Business by Parent and Merger Sub.

(a)  Each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, the Parent Parties shall, and shall cause each of the other Parent Entities to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of any Parent Entities’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers, maintain all Parent Insurance Policies and maintain the status of Parent as a REIT.

(b)  The Parent Parties shall (i) use their commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.3(e) and Section 7.3(f), (ii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 7.3(e) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, and (iii) deliver to Weil, Gotshal & Manges LLP and Duane Morris LLP officer’s certificates, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, in form and substance as set forth in Exhibit C, with such changes as are mutually agreeable to the Company and

Parent (a “Parent Tax Representation Letter”), containing representations of Parent as shall be reasonably necessary or appropriate to enable Weil, Gotshal & Manges LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.3(f), respectively, and Duane Morris LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.2(f), respectively.

(c)  Without limiting the foregoing, each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, the Parent Parties shall not, and shall not cause or permit any of the other Parent Entities to, do any of the following:

(i)  amend or propose to amend the Parent Charter or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);

(ii)  split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent, Merger Sub or any other Parent Subsidiary;

(iii)  declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity securities or ownership interests in Parent or any Parent Subsidiary, except for (A) the declaration and payment by Parent of regular monthly dividends, for full monthly periods in accordance with past practice and not for any interim period prior to the Effective Time, at an annual rate not to exceed $0.935 per share of Parent Common Stock, (B) the declaration and payment of dividends or other distributions to Parent by any directly or indirectly wholly owned Parent Subsidiary, and (C) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(c)(iii), Parent and any Parent Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Parent to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)  redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Parent or a Parent Subsidiary, other than the withholding of shares of Parent Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Parent Stock Plans;

(v)  except (A) for issuances by a wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary, (B) in the ordinary course of business consistent with past practice, (C) for issuances of Parent’s securities pursuant to any registration statement under the Securities Act effective as of the date hereof, (D) for issuances by the Parent Operating Partnership of Parent OP Units in connection with the acquisition of real property, or (E) as otherwise contemplated in Section 6.2(c)(vi), issue, sell, pledge, dispose, encumber or grant any shares of Parent’s or any of Parents Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Parent’s or any of Parent Subsidiaries’ capital stock or other equity interests; provided, however, that Parent may issue shares of Parent Common Stock pursuant to the Parent Stock Plans to the extent required under the terms of the Parent Stock Plans as in effect as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.1(c)(vi);

(vi)  except as set forth on Section 6.2(c)(vi) of the Parent Disclosure Letter or in the ordinary course of business consistent with past practice or grants of restricted stock under the Parent Stock Plans, grant, confer, award, or modify the terms of any options, restricted stock, convertible securities, or other rights to acquire, or denominated in, any of Parent’s or any of the Parent Subsidiaries’ capital stock or other equity securities or take any action not set forth on Section 6.2(c)(vi) of the Parent Disclosure Letter;

(vii)  sell, pledge, lease, assign, transfer dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except pledges and encumbrances on property or assets (A) in the ordinary course of business consistent with past practice or (B) that would not be materially adverse to the assets of Parent and the Parent Subsidiaries on a consolidated basis;

(viii)  incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Parent Subsidiary) except for Indebtedness incurred in connection with the acquisition of real property or as otherwise specifically contemplated by this Agreement;

(ix)  make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Parent or a wholly owned Parent Subsidiary to Parent or a wholly owned Parent Subsidiary, and (B) loans or advances required to be made under any of the Parent Leases or ground leases affecting the Parent Properties;

(x)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Parent Material Contract (or any Contract that, if existing as of the date hereof, would be a Parent Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Parent Material Contract that occur automatically without any action by Parent or any Parent Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Parent or any Parent Subsidiary is as required or necessitated by this Agreement or transactions contemplated hereby, provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect Parent, any Parent Subsidiary or Parent or (C) as may be reasonably necessary to comply with the terms of this Agreement; provided that for purposes of this Section 6.2(c)(x), the dollar thresholds set forth in Sections 5.12(a)(ii), (v) and (x) shall be deemed to be $5,000,000 and the dollar threshold set forth in Section 5.12(a)(vii) shall be deemed to be $2,000,000.

(xi)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Parent Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Parent Lease), except for (A) entering into any new lease or renewing any Parent Lease (1) in the ordinary course of business consistent with past practice or (2) in connection with the acquisition of real property, (B) terminating any Parent Lease as a result of a default by the counterparty to such Parent Lease (in accordance with the terms of such Parent Lease and subject to any applicable cure period therein), or (C) any such modification, amendment, waiver, release or compromise as would not have a Parent Material Adverse Effect;

(xii)  waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of Parent or any Parent Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xiii)  settle or compromise (A) any legal action, suit or arbitration proceeding, in each case made or pending against Parent or any of the Parent Subsidiaries, including relating to Taxes, and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Parent Common Stock other than in accordance with Section 6.8, in each case, in an amount in excess of $1,000,000 individually;

(xiv)  (A) hire or terminate any officer, director or any employee of Parent or any Parent Subsidiary or promote or appoint any Person to a position of officer or director of Parent or any Parent Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or any employees, (C) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of Parent or any Parent Subsidiary, whether past or present, (D) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or employee benefits arrangement, (E) accelerate the vesting or payment of any compensation or benefits under the Parent Stock Plans, (F) grant any awards under any Parent Stock Plan, bonus, incentive, performance or other compensation plan or arrangement, or (G) take any action to fund or in any other way secure the payment of compensation or benefits under the Parent Stock Plans, in each case, other than as required by Law;

(xv)  fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect as of the date hereof, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xvi)  enter into any new line of business;

(xvii)  fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ or any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xviii) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) any Parent Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for United States federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix)  adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Parent Subsidiary in connection with any acquisitions permitted pursuant to Section 6.1(e) in a manner that would not reasonably be expected to be adverse to Parent or to prevent or impair the ability of Parent to consummate the Mergers;

(xx)  form any new funds or joint ventures;

(xxi)  incur any liability with respect to, amend, or enter into, any Parent Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund except in each case upon providing contemporaneous written notice to the Company (A) if required by Law or (B) if necessary (x) to preserve Parent’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Parent Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or

(xxii)  authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(d)  Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit: (i) Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement or otherwise; and (ii) the Parent Operating Partnership from taking any action, at any time or from time to time, as the Parent Operating Partnership determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Parent Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3 Preparation of Form S-4 and Joint Proxy Statement; Stockholder Meetings.

(a)  As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4, which will include the Joint Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)  If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c)  As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 6.5(d); provided, however, the Company’s obligation to duly call, give notice of, convene and hold the Company Stockholder Meeting shall not be affected by any Company Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 6.3(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Company Stockholder Meeting.

(d)  As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to vote at the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval. Notwithstanding the foregoing provisions of this Section 6.3(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Parent Stockholder Meeting. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of shares of Parent Common Stock in connection with the Merger to its stockholders for a vote on the approval thereof.

(e)  The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 6.4 Access to Information; Confidentiality.

(a)  During the Interim Period, to the extent permitted by applicable Law, each of the Company Parties, on the one hand, and the Parent Parties, on the other hand, shall, and the Company Parties and the Parent Parties shall cause each of the other Parent Entities and the other Company Entities, respectively, to, afford to the other parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company Parties and the Parent Parties shall, and the Company Parties and the Parent Parties shall cause each of the other Company Entities and the other Parent Entities, respectively, to, furnish reasonably promptly to the other parties (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other parties may reasonably request. Notwithstanding the foregoing, neither the Company Parties nor the Parent Parties shall be required by this Section 6.4 to provide the other party or the Representatives of such other party with access to or to disclose information (w) relating to the consideration, negotiation and performance of this Agreement and related agreements, (x) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would violate any Law or fiduciary duty (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party shall allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the parties hereto will use its reasonable best efforts to minimize any disruption to the businesses of the other parties that may result from the requests for access, data and information hereunder.

(b)  Each of the parties hereto will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 6.5 Company Acquisition Proposals.

(a)  Subject to the other provisions of this Section 6.5, during the Interim Period, each Company Party agrees that it shall not, and shall cause each of the other Company Entities not to, and shall not authorize and shall use reasonable best efforts to cause its and their officers and directors, managers or equivalent, and other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (an “ Inquiry”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or knowingly facilitate in any way any effort by, any Third Party in furtherance of any Company Acquisition Proposal or Inquiry, (iii) approve or recommend a Company Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than a Company Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5) providing for or relating to a Company Acquisition Proposal (a “Company Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b)  Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the Company Stockholder Approval, the Company Parties may, directly or indirectly through any Representative, in response to an unsolicited bona fide written Company Acquisition Proposal by a Third Party made after the date of this Agreement (that did not result from a breach of this Section 6.5) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Company Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company Entities that is provided to such Third Party shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent or Merger Sub prior to or substantially at the same time that such information is provided to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal, and (y) the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(c)  The Company Parties shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company Entities by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with any Company Party relating to a possible Company Acquisition Proposal.

Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Company Acquisition Proposal, request or Inquiry and the material terms and conditions of any Company Acquisition Proposals, Inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company Parties shall also promptly, and in any event within twenty-four (24) hours, notify Parent orally and in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 6.5(c) and keep Parent informed of the status and material terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or material correspondence relating thereto.

(d)  Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to any Parent Party, the Company Recommendation or the Company’s approval of the Partnership Merger, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation or the Company’s approval of the Partnership Merger in the Joint Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Company Acquisition Proposal within ten (10) Business Days of the request of Parent and/or reaffirm the Company Recommendation or the Company’s approval of the Partnership Merger within ten (10) Business Days of the request of Parent (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), a “Company Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit any Company Entity to enter into, any Company Alternative Acquisition Agreement (other than a Company Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to effect a Company Adverse Recommendation Change if the Company Board (A) (x) has received an unsolicited bona fide Company Acquisition Proposal (that did not result from a breach of this Section 6.5) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Company Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by the Parent Parties pursuant to Section 6.5(e), and such Company Acquisition Proposal is not withdrawn, and (y) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, and in such case the Company may (i) terminate this Agreement pursuant to Section 8.1(c)(ii) or (ii) make a Company Adverse Recommendation Change, including approving or recommending such Company Superior Proposal to the Company’s stockholders, and, in the case of a termination, the Company may immediately prior to or concurrently with such termination of this Agreement, enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal; or (B) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law (based on circumstances not covered by clause (A)), and, in such case the Company may make a Company Adverse Recommendation Change, provided, that, in the case of each of clause (A) and clause (B), in the event of any termination by the Company or Parent pursuant to Section 8.1(c)(ii) or Section 8.1(d)(iii), as may be applicable, the Company Parties comply with their obligation to pay the Parent Expense Amount pursuant to Section 8.3(a).

(e)  The Company Board shall not be entitled to effect a Company Adverse Recommendation Change pursuant to Section 6.5(d) unless (i) the Company has provided a written notice (a “Notice of Company Adverse Recommendation Change”) to the Parent Parties that the Company intends to take such action, specifying in reasonable detail the reasons therefor and, in the case of a Company Adverse Recommendation Change pursuant to Section 6.5(d)(A), describing the material terms and conditions of, and attaching a complete copy of, the Company Superior Proposal that is the basis of such action (it being understood that such material terms shall include the identity of the Third Party), (ii) during the five (5) Business Day period following the Parent Parties’ receipt of the Notice of Company Adverse Recommendation Change, the Company shall, and shall cause its Representatives to, negotiate with the Parent Parties in good faith (to the extent the Parent Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Adverse Recommendation Change is no longer necessary, and

(iii) following the end of the five (5) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by the Parent Parties in response to the Notice of Company Adverse Recommendation Change or otherwise, (x) that in the case of a Company Adverse Recommendation Change pursuant to Section 6.5(d)(A), the Company Superior Proposal giving rise to the Notice of Company Adverse Recommendation Change, continues to constitute a Company Superior Proposal and, (y) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law. Any amendment to the financial terms or any other material amendment of such Company Superior Proposal shall require a new Notice of Company Adverse Recommendation Change, and the Company Parties shall be required to comply again with the requirements of this Section 6.5(e).

(f)  Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the Company Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Company Acquisition Proposal or an express reaffirmation of the Company Recommendation (and/or an express reaffirmation the Company’s approval of the Partnership Merger) shall be deemed to be a Company Adverse Recommendation Change.

(g)  The Company Parties shall, and shall cause each of the other Company Entities, and its and their officers and directors, managers or equivalent, and other Representatives to (i) immediately cease any existing discussions, negotiations or communications with any Person conducted heretofore with respect to any Company Acquisition Proposal and (ii) take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which any Company Entity is a party or of which any Company Entity is a beneficiary. The Company Parties shall use reasonable best efforts to cause all Third Parties who have been furnished confidential information regarding any Company Entity in connection with the solicitation of or discussions regarding a Company Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that they are entitled to have such information returned or destroyed).

(h)  For purposes of this Agreement:

(i)  “Company Acquisition Proposal”  shall mean any proposal or offer for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving any of the Company Entities, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of any Company Entity representing ten percent (10%) or more of the consolidated assets of the Company Entities, taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing ten percent (10%) or more of the voting power of the Company, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of ten percent (10%) or more of the outstanding shares of any class of voting securities of the Company, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of any class of voting securities of the Company; provided, however, that the term “Company Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

(ii)  “Company Superior Proposal”  shall mean a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “ten percent (10%)” shall be replaced by “fifty percent (50%)”) made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal, including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of this Agreement proposed by the Parent Parties in response to such proposal or otherwise, to be (A) more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement and (B) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

Section 6.6 Parent Acquisition Proposals.

(a)  Subject to the other provisions of this Section 6.6, during the Interim Period, each Parent Party agrees that it shall not, and shall cause each of the other Parent Entities not to, and shall not authorize and shall use reasonable best efforts to cause its and their officers and directors, managers or equivalent, and other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal (a “ Parent Inquiry”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or knowingly facilitate in any way any effort by, any Third Party in furtherance of any Parent Acquisition Proposal or Parent Inquiry, (iii) approve or recommend a Parent Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than a Parent Acceptable Confidentiality Agreement entered into in accordance with this Section 6.6) providing for or relating to a Parent Acquisition Proposal (a “Parent Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b)  Notwithstanding anything to the contrary in this Section 6.6, at any time prior to obtaining the Parent Stockholder Approval, Parent may, directly or indirectly through any Representative, in response to an unsolicited bona fide written Parent Acquisition Proposal by a Third Party made after the date of this Agreement (that did not result from a breach of this Section 6.6) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Parent Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Parent Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Parent Entities that is provided to such Third Party shall, to the extent not previously provided to the Company Parties, be provided to the Company Parties prior to or substantially at the same time that such information is provided to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Parent Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Parent Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Parent Acquisition Proposal constitutes, or is reasonably likely to result in, a Parent Superior Proposal, and (y) the Parent Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(c)  The Parent Parties shall notify the Company promptly (but in no event later than twenty-four (24) hours) after receipt of any Parent Acquisition Proposal or any request for nonpublic information relating to the Parent Entities by any Third Party, or any Parent Inquiry from any Person seeking to have discussions or negotiations with any Parent Party relating to a possible Parent Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Parent Acquisition Proposal, request or Parent Inquiry and the material terms and conditions of any Parent Acquisition Proposals, Parent Inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Parent Parties shall also promptly, and in any event within twenty-four (24) hours, notify the Company orally and in writing, if it enters into discussions or negotiations concerning any Parent Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 6.6(c) and keep the Company informed of the status and material terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or material correspondence relating thereto.

(d)  Except as permitted by this Section 6.6(d), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to any Company Party, the Parent Recommendation or the Parent’s approval of the Partnership Merger, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Parent Acquisition Proposal, (iii) fail to include the Parent Recommendation or the Parent’s approval of the Partnership Merger in the Joint Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Parent Acquisition Proposal within ten (10) Business Days of the request of Parent and/or reaffirm the Parent Recommendation or the Parent’s approval of the Partnership Merger within ten (10) Business Days of the request of the Company (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.6(d), a “Parent Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit any Parent Entity to enter into, any Parent Alternative Acquisition Agreement (other than a Parent Acceptable Confidentiality Agreement entered into in accordance with this Section 6.6). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board shall be permitted to effect a Parent Adverse Recommendation Change if the Parent Board (x) has received an unsolicited bona fide Parent Acquisition Proposal (that did not result from a breach of this Section 6.6) that, in the good faith determination of the Parent Board, after consultation with outside legal counsel and financial advisors, constitutes a Parent Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by the Company Parties pursuant to Section 6.6(e), and such Parent Acquisition Proposal is not withdrawn, and (y) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, and in such case Parent may (i) terminate this Agreement pursuant to Section 8.1(d)(ii) or (ii) make a Parent Adverse Recommendation Change, including approving or recommending such Parent Superior Proposal to the Company’s stockholders, and, in the case of a termination, Parent may immediately prior to or concurrently with such termination of this Agreement, enter into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal (provided, that in the event of any such termination, the Parent Parties comply with their obligation to pay the Company Expense Amount pursuant to Section 8.3(a)).

(e)  The Parent Board shall not be entitled to effect a Parent Adverse Recommendation Change pursuant to Section 6.6(d) unless (i) the Parent has provided a written notice (a “Notice of Parent Superior Proposal”) to the Company Parties that Parent intends to take such action, specifying in reasonable detail the reasons therefor and describing the material terms and conditions of, and attaching a complete copy of, the Parent Superior Proposal that is the basis of such action (it being understood that such material terms shall include the identity of the Third Party), (ii) during the five (5) Business Day period following the Company Parties’ receipt of the Notice of Parent Superior Proposal, Parent shall, and shall cause its Representatives to, negotiate with the Company Parties in good faith (to the extent the Company Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Parent Superior Proposal ceases to constitute a Parent Superior Proposal, and (iii) following the end of the five (5) Business Day period, the Parent Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by the Company Parties in response to the Notice of Parent Superior Proposal or otherwise, that the Parent Superior Proposal giving rise to the Notice of Parent Superior Proposal continues to constitute a Parent Superior Proposal and, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law. Any amendment to the financial terms or any other material amendment of such Parent Superior Proposal shall require a new Notice of Parent Superior Proposal, and the Parent Parties shall be required to comply again with the requirements of this Section 6.6(e).

(f)  Nothing contained in this Section 6.6 or elsewhere in this Agreement shall prohibit Parent or the Parent Board, directly or indirectly through its Representatives, from disclosing to Parent’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the Parent Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Parent Acquisition Proposal or an express reaffirmation of the Parent Recommendation (and/or an express reaffirmation of the Parent’s approval of the Partnership Merger) shall be deemed to be a Company Adverse Recommendation Change.

(g)  The Parent Parties shall, and shall cause each of the Parent Entities, and its and their officers and directors, managers or equivalent, and other Representatives to (i) immediately cease any existing discussions, negotiations or communications with any Person conducted heretofore with respect to any Parent Acquisition Proposal and (ii) take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which any Parent Entity is a party or of which any Parent Party or any of the Parent Subsidiaries is a beneficiary. The Parent Parties shall use reasonable best efforts to cause all Third Parties who have been furnished confidential information regarding any Parent Party or any Parent Subsidiary in connection with the solicitation of or discussions regarding a Parent Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that they are entitled to have such information returned or destroyed).

(h)  For purposes of this Agreement:

(i)  “Parent Acquisition Proposal”  shall mean any proposal or offer for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving any of the Parent Entities, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of any Parent Entity representing ten percent (10%) or more of the consolidated assets of the Parent Entities, taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing ten percent (10%) or more of the voting power of Parent, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of ten percent (10%) or more of the outstanding shares of any class of voting securities of Parent, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Parent in which a Third Party shall acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of any class of voting securities of Parent; provided, however, that the term “Parent Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

(ii)  “Parent Superior Proposal”  shall mean a bona fide written Parent Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Parent Acquisition Proposal” to “ten percent (10%)” shall be replaced by “fifty percent (50%)”) made by a Third Party on terms that the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal, including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of this Agreement proposed by the Company Parties in response to such proposal or otherwise, to be (A) more favorable to Parent and the Parent’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement and (B) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

Section 6.7 Appropriate Action; Consents; Filings.

(a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the Company Parties and each of the Parent Parties shall and shall cause the other Company Entities and the other Parent Entities, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b)  In connection with and without limiting the foregoing, each of the Parent Parties and the Company Parties shall give (or shall cause the other Parent Entities or the other Company Entities, respectively, to give) any notices to Third Parties, and each of the Parent Parties and the Company Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents not covered by Section 6.7(a) that are necessary, proper or advisable to consummate the Mergers. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties hereto shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority. Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.7(b) shall not be a condition to the obligations of Parent and Merger Sub to consummate the Mergers.

(c)  Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers, none of the parties hereto, any of the other Company Entities or any of the other Parent Entities, or any of the their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person (unless expressly required by a written agreement that was entered into prior to the date hereof with such Person). The parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.

Section 6.8 Notification of Certain Matters; Transaction Litigation.

(a)  The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)  The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably expected to be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Without limiting the foregoing, the Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, if, to the knowledge of such party, the occurrence of any state of facts, change, development, event or condition would cause, or reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company Parties or the Parent Parties to provide such prompt notice under this Section 6.8(b) shall not constitute a breach of covenant for purposes of Section 7.2(b) or Section 7.3(b).

(c)  Each of the parties hereto agrees to give prompt written notice to the other parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the other Company Entities or the other Parent Entities, respectively, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d)  The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, of any Action commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of the other Company Entities or the other Parent Entities, respectively, which relate to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Company Parties shall give the Parent Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Parent Parties shall give the Company Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Parent Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.9 Public Announcements.  The parties hereto shall, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby, and none of the parties shall issue any such press release or make any such public statement or filing prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without obtaining the other parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any party hereto. If for any reason it is not practicable to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated hereby, then the party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other party had previously consented; provided, further, that such consultation and consent shall not be required with respect to any release, communication or announcement specifically permitted by Section 6.5 or Section 6.6.

Section 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a)  From and after the Effective Time, the Surviving Entity shall provide exculpation, indemnification and advancement of expenses for each Indemnitee, which is at least as favorable in scope and amount to such Indemnitee as the exculpation, indemnification and advancement of expenses provided to such Indemnitee by the Company and the Company Subsidiaries immediately prior to the Effective Time in the Company Charter and the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents), as in effect on the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions at or prior to the Effective Time, including all transactions contemplated by this Agreement.

(b)  Without limiting the provisions of Section 6.10(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee, employee or agent of the Company or any of the Company Subsidiaries, or (y) this Agreement or any of the transactions contemplated hereby, including the Mergers; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and any expenses incurred by any Indemnitee in connection with enforcing any rights with respect to indemnification) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c)  Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the coverage afforded by the Company’s existing directors’ and officers’ liability insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions and retentions that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies and with limits of liability that are no lower than the limits on the Company’s existing policies as long as the annual premium in the aggregate does not exceed in any one year three hundred percent (300%) of the annual aggregate premium(s) the Company’s paid for such purpose with respect to the period from March 31, 2011 to March 31, 2012 (which aggregate premiums with respect to the period from March 31, 2011 to March 31, 2012 are hereby represented and warranted by the Company to be $175,000). If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable in the aggregate than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) three hundred percent (300%) of the annual aggregate premium(s) the Company’s paid for such purpose with respect to the calendar year 2011; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)  The Indemnitees to whom this Section 6.10 applies are intended to be third-party beneficiaries of this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.10.

(e)  The rights of each Indemnitee under this Section 6.10 shall be in addition to any rights such Person or any employee of the Company or any Company Subsidiary may have under the Company Charter, the Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of any of the Company Subsidiaries, or the Surviving Entity or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

(f)  Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.10 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.10. The parties acknowledge and agree that Parent guarantees the payment and performance of the Surviving Entity’s obligations pursuant to this Section 6.10.

Section 6.11 Certain Tax Matters.  Each of Parent and the Company shall use their reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of Parent or the Company shall take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.12 Dividends.  In the event that a distribution with respect to the shares of Company Common Stock or the Company OP Units permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock or Company OP Units, as applicable, shall be entitled to receive such distribution from the Company immediately prior to the time such shares are exchanged pursuant to Article III of this Agreement.

Section 6.13 Merger Sub; Operating Partnerships.  Parent shall take all actions necessary to (a) cause the other Parent Parties to perform their obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement. The Company shall take all actions necessary to cause the other

Company Parties to perform their obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

Section 6.14 Section 16 Matters.  Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent and Merger Sub to take the actions contemplated by this Section 6.14, the Company, Parent and Merger Sub each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Mergers and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Stock (including derivative securities related to such stock) resulting from the Mergers and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 6.16 Voting of Shares.  Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Merger. The Company shall vote all shares of Parent Common Stock beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Stockholder Meeting, if any, in favor of the issuance of shares of Parent Common Stock in connection with the Merger.

Section 6.17 Termination of Company Stock Plans.  Unless otherwise notified by Parent in writing, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary or appropriate to terminate each Company Stock Plan effective no later than immediately prior to the Effective Time.

Section 6.18 Parent Board.  Prior to the Effective Time, Parent shall take such actions as may be necessary so that, as of the Effective Time, (a) the number of directors that will comprise the full Parent Board shall be up to seven directors, consisting of four independent directors (the “Independent Directors”) and up to three non-Independent Directors, and (b) two members of the Company Board who are independent directors (and serving on the Company Board as of immediately prior to the Effective Time) shall be appointed to the Parent Board (and each such director shall serve until the earlier of (i) the next annual meeting of the holders of shares of Parent Common Stock and until his or her successor is duly elected and qualifies or (ii) his or her death, removal or resignation).

Section 6.19 Financing.  The Company Parties shall, and shall cause the other Company Entities to, cooperate with the Parent Entities and their lenders (including BofA) in connection with any Parent Party’s efforts to arrange debt financing for (in whole or part) satisfying Parent’s obligations to pay (a) any Cash Consideration and other amounts due by the Parent Parties hereunder and (b) any Expenses. The Company Parties shall cause the Loan Agreements to remain in effect from and after the closing of the transactions contemplated hereby. The Company Parties shall consult with and keep the Parent Parties reasonably informed of the status of their efforts keep the Loan Agreements in effect after the closing of the transactions contemplated hereby and notify the Parent Parties promptly if they become aware of any circumstances (including communications from the Lender or the Agent) reasonably likely to result in the Loan Agreements not remaining in effect after the closing of the transactions contemplated hereby.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to the Obligations of Each Party.  The respective obligations of each party to effect the Mergers and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

(a)  Stockholder Approvals.  Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)  No Restraints.  No Law, Order (whether temporary, preliminary or permanent) or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts, prevents or prohibits the consummation of the Mergers or otherwise restrains, enjoins, prevents, prohibiting or making illegal the acquisition of some or all of the shares of Company Common Stock by Parent.

(c)  Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

(d)  Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(e)  Management Agreement.  The Management Agreement shall have been amended substantially in the form attached hereto as Exhibit E.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub.  The respective obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a)  Representations and Warranties.  (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statutes), Section 4.21 (Vote Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)  Officer’s Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)  Absence of Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)  REIT Opinion.  Parent shall have received a written opinion of Proskauer Rose LLP, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2011, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company and the Operating Partnership and provided pursuant to Section 6.1(b).

(f)  Section 368 Opinion.  Parent shall have received the written opinion of its special counsel, Duane Morris LLP, dated as of the Closing Date and in form and substance as set forth in Exhibit D, and with such changes as are mutually agreeable to Parent and the Company, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Duane Morris LLP may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter. The condition set forth in this Section 7.2(f) shall not be waivable after receipt of the Parent Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(g)  FIRPTA.  The Company shall have provided to Parent an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code. The Company Operating Partnership shall have used commercially reasonable efforts to obtain from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for United States federal income tax purposes of the Company Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code and, to the extent obtained, shall have delivered such affidavit to the Parent Operating Partnership.

Section 7.3 Conditions to the Obligations of the Company.  The obligations of the Company to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a)  Representations and Warranties.  (i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.19 (Opinion of Financial Advisor), Section 5.20 (Vote Required), Section 5.21 (Brokers); Section 5.22 (Investment Company Act) and Section 5.25 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)  Officer’s Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)  Absence of Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(e)  REIT Opinion.  The Company shall have received a written opinion of Proskauer Rose LLP, or other counsel reasonably acceptable to the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, commencing with Parent’s taxable year that ended on December 31, 2011, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by Parent and provided pursuant to Section 6.2(b).

(f)  Section 368 Opinion.  The Company shall have received a written opinion of its counsel, Weil, Gotshal & Manges LLP, dated as of the Closing Date and in form and substance as set forth in Exhibit F, and with such changes as are mutually agreeable to the Company and Parent, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter. The condition set forth in this Section 7.3(f) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(g)  FIRPTA.  The Parent Operating Partnership shall have used commercially reasonable efforts to obtain from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for United States federal income tax purposes of the Parent Operating Partnership shall have delivered to the Parent Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise expressly noted), as follows:

(a)  by mutual written agreement of each of Parent and the Company; or

(b)  by either Parent or the Company, if:

(i)  the Effective Time shall not have occurred on or before May 31, 2013 (the “Outside Date”); provided, however, that the Outside Date may be extended for a period of no more than sixty (60) days by either Parent or the Company upon written notice to the other party; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and (A) in the case of Parent, including the failure of the other Parent Parties and (B) in the case of the Company, including the failure of the other Company Parties) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Mergers to be consummated on or before such date; or

(ii)  any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and (A) in the case of Parent, including the failure of the other Parent Parties and (B) in the case of the Company, including the failure of the other Company Parties) to perform any of its obligations under this Agreement, including pursuant to Section 6.7; or

(iii)  the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which the Merger and the other transactions contemplated hereby have been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a party if the failure to obtain such Company Stockholder Approval was primarily due to any party’s failure (and (A) in the case of Parent, including the failure of any other Parent Party and (B) in the case of the Company, including the failure of any other Company Party) to perform any of its obligations under this Agreement; or

(iv)  the Parent Stockholder Approval shall not have been obtained at a duly held Parent Stockholder Meeting (including any adjournment or postponement thereof) at which the issuance of

Parent Common Stock in connection with the Merger has been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to a party if the failure to obtain such Parent Stockholder Approval was primarily due to any party’s failure (and (A) in the case of Parent, including the failure of any other Parent Party’s and (B) in the case of the Company, including the failure of any other Company Party’s) to perform any of its obligations under this Agreement; or

(c)  by the Company:

(i)  if any Parent Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Parent Parties within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if any Company Party is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii)  (x) at any time prior to the receipt of the Company Stockholder Approval in order to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 6.5(d) or (y) if the Company Board shall have made a Company Adverse Recommendation Change; provided, that, in each case, such termination shall be null and void unless the Company shall concurrently pay the Parent Expense Amount in accordance with Section 8.3; or

(iii)  (x) the Parent Board shall have made a Parent Adverse Recommendation Change, (y) the Parent Parties shall have materially breached any of their obligations under Section 6.6 or (z) any Parent Entity enters into a Parent Alternative Acquisition Agreement (other than a Parent Acceptable Confidentiality Agreement entered into in accordance with Section 6.6).

(d)  by Parent, if:

(i)  any Company Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company Parties within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if any Parent Party is then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied;

(ii)  at any time prior to the receipt of the Parent Stockholder Approval in order to enter into a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal in accordance with Section 6.6(d); provided, that such termination shall be null and void unless Parent shall concurrently pay the Company Expense Amount in accordance with Section 8.3; or

(iii)  (x) the Company Board shall have made a Company Adverse Recommendation Change, (y) the Company Parties shall have materially breached any of their obligations under Section 6.5 or (z) any Company Entity enters into a Company Alternative Acquisition Agreement (other than a Company Acceptable Confidentiality Agreement entered into in accordance with Section 6.5).

Section 8.2 Effect of Termination.  In the event that this Agreement is terminated and the Mergers and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the other Company Entities, the other Parent Entities or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or willful and malicious breach of this Agreement; and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, Article IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 8.3 Expense Amount.

(a)  If, but only if, the Agreement is terminated:

(i)  by either the Company or Parent pursuant to Section 8.1(b)(i) or by Parent pursuant to Section 8.1(d)(i) and (A) in the case of a termination pursuant to Section 8.1(b)(i), the Parent Stockholder Approval shall have been obtained and the Company Stockholder Approval shall not have been obtained prior to such termination, (B) in any such case (x) after the date of this Agreement, a Company Acquisition Proposal shall have been made to any of the Company Parties or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Acquisition Proposal with respect to any of the Company Parties (and such Company Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) the Company, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, a Company Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent, the Parent Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Company Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “ten percent (10%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(ii)  by either the Company or Parent pursuant to Section 8.1(b)(i) or by the Company pursuant to Section 8.1(c)(i) and (A) in the case of a termination pursuant to Section 8.1(b)(i), the Company Stockholder Approval shall have been obtained and the Parent Stockholder Approval shall not have been obtained prior to such termination, (B) in any such case (x) after the date of this Agreement, a Parent Acquisition Proposal shall have been made to any of the Parent Parties or any Person shall have publicly announced an intention (whether or not conditional) to make a Parent Acquisition Proposal with respect to any of the Parent Parties (and such Parent Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) Parent, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, a Parent Acquisition Proposal, then Parent shall pay, or cause to be paid, to the Company, the Company Expense Amount, by wire transfer of same day funds to an account designated by the Company, not later than the consummation of such transaction arising from such Parent Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(ii), the references to “ten percent (10%)” in the definition of Parent Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(iii)  by either the Company or Parent pursuant to Section 8.1(b)(iii), the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount (by wire transfer to an account designated by Parent) within two (2) Business Days of such termination; or

(iv)  by either the Company or Parent pursuant to Section 8.1(b)(iv), then Parent shall pay, or cause to be paid, to the Company the Company Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination; or

(v)  by the Company pursuant to Section 8.1(c)(ii), then the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount, by wire transfer of same day funds to an account designated by Parent as a condition to the effectiveness of such termination; or

(vi)  by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company the Company Expense Amount, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination; or

(vii)  by Parent pursuant to Section 8.1(d)(ii), then Parent shall pay, or cause to be paid, to the Company the Company Expense Amount, by wire transfer of same day funds to an account designated by the Company as a condition to the effectiveness of such termination; or

(viii)  by Parent pursuant to Section 8.1(d)(iii), then the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(b)  Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i)  under no circumstances shall the Company or Parent be required to pay the Parent Expense Amount or the Company Expense Amount, as applicable, earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from the party entitled to payment; and

(ii)  under no circumstances shall the Company or Parent be required to pay the Parent Expense Amount or the Company Expense Amount, as applicable, on more than one occasion.

(c)  Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Expense Amount is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d)  (i) If one party to this Agreement (the “Termination Payor”) is required to pay another party to this Agreement (the “Termination Payee”) an Expense Amount, such Expense Amount shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(d). In the event that the Termination Payor is obligated to pay the Termination Payee the Expense Amount, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (i) the Expense Amount of the Termination Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.3(d) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.3(d), an amount equal to the excess of the Expense Amount less the amount payable under clause (A) above.

(ii)  To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Expense Amount with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.3(d)) as shall be mutually agreed upon by the

Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of the Expense Amount pursuant to this Section 8.3(d) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Expense Amount in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (ii) a letter from the Termination Payee’s counsel indicating that (A) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Expense Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Expense Amount to the Termination Payee. The Termination Payor agrees to amend this Section 8.3(d) at the reasonable request of the Termination Payee in order to (i) maximize the portion of the Expense Amount that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Termination Payee’s chances of securing a favorable ruling described in this Section 8.3(d) or (iii) assist the Termination Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.3(d). Any amount of the Expense Amount that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3(d), provided that the obligation of the Termination Payor to pay the unpaid portion of the Expense Amount shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement.

Section 8.4 Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company or Parent without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6 Fees and Expenses.  Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement, other than attorneys’ and accountants’ fees.

Section 8.7 Transfer Taxes.  Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Entity and the Surviving Partnership shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Stock, all Transfer Taxes.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the earlier of (a) the Effective Time or (b) termination of this Agreement (except, in the case of termination, as set forth in Section 8.2), and after such time there shall be no liability in respect thereof (except, in the case of termination, as set forth in Section 8.2), whether such liability has accrued prior to or after such expiration of the representations and warranties. This Section 9.1 does not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or the termination of this Agreement. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2 Notices.  Except for any notice that is specifically required by the terms of this Agreement to be delivered orally, any notice, request, claim, demand and other communication hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if personally delivered to an authorized representative of the recipient, when actually delivered to such authorized representative; (b) if sent by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment, when transmitted (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day); (c) if sent by reliable overnight delivery service (such as DHL or Federal Express) with proof of service, upon receipt of proof of delivery; and (d) if sent by certified or registered mail (return receipt requested and first-class postage prepaid), upon receipt; provided, in each case, such notice, request, claim, demand or other communication is addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent, Merger Sub or the Parent Operating Partnership:

American Realty Capital Properties, Inc.
405 Park Avenue, 15th Floor
New York, NY 10022
Phone: 212-415-6500
Fax: 212-421-5799
Attention: Nicholas S. Schorsch

with a copy (which shall not constitute notice) to:

Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103-4196
Phone: (215) 979-1225
Fax: (215) 689-4385
Attention: Richard A. Silfen, Esq. and Darrick M. Mix, Esq.

if to the Company or the Company Operating Partnership prior to the Closing:

American Realty Capital Trust III, Inc.
405 Park Avenue, 15th Floor
New York, NY 10022
Phone: 212-415-6500
Fax: 212-421-5799
Attention: Edward M. Weil, Jr.

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Phone: (212) 310-8552
Fax: (212) 310-8007
Attention: Michael J. Aiello, Esq. and Matthew J. Gilroy, Esq.

Section 9.3 Interpretation; Certain Definitions.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America (unless otherwise expressly provided herein).

Section 9.4 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect promptly the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment; Delegation.  Other than to the Surviving Entity and the Surviving Partnership, neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto.

Section 9.6 Entire Agreement.  This Agreement (including the Exhibits, Annexes and Appendices hereto) constitutes, together with the Confidentiality Agreement, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 No Third-Party Beneficiaries.  This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for the provisions of Section 6.10 (from and after the Effective Time), which shall be to the benefit of the parties referred to in such section. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Mergers and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9 Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10 Governing Law.  This Agreement and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 9.11 Consent to Jurisdiction.

(a)  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland (the “MD Courts”), for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any MD Court.

(b)  Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.2 and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of the MD Courts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such MD Court and (iv) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the MD Courts. Each of party hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

TIGER ACQUISITION, LLC

By:	American Realty Capital Properties, Inc., its sole member
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

By:	American Realty Capital Properties, Inc., its general partner
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

AMERICAN REALTY CAPITAL TRUST III, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP III, L.P.

By: American Realty Capital Trust III, Inc., its general partner

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

EXHIBIT A

FORM OF SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP

OF

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.
(a Delaware limited partnership)

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

RECITALS

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (this “Agreement”) of ARC PROPERTIES OPERATING PARTNERSHIP, L.P. (the “Partnership”), dated as of [•], 2013 is entered into among American Realty Capital Properties, Inc., a Maryland corporation (in its capacity as general partner of the Partnership, together with its successors and permitted assigns that are admitted to Partnership as a general partner of the Partnership in accordance with the terms hereof, the “General Partner”), Tiger Acquisition, LLC, a Delaware limited liability company, wholly-owned subsidiary of the General Partner (the “Successor Limited Partner”) and successor to American Realty Capital Trust III, Inc., a Maryland corporation (“Target”) and any limited partner or general partner that is admitted from time to time to the Partnership and listed on Exhibit A attached hereto.

WHEREAS, the General Partner formed the Partnership as a limited partnership on January 13, 2011 pursuant to the Revised Uniform Limited Partnership Act of the State of Delaware and filed a Certificate of Limited Partnership of the Partnership with the Secretary of State of the State of Delaware.

WHEREAS, the General Partner and AR Capital, LLC (formerly known as American Realty Capital II, LLC), a Delaware limited liability company (the “Initial Limited Partner”) entered into the Agreement of Limited Partnership on January 13, 2011 (the “Original Agreement”).

WHEREAS, the General Partner, the Initial Limited Partner and ARC Real Estate Partners, LLC, a Delaware limited liability company, entered into the Amended and Restated Agreement of Limited Partnership, dated as of September 6, 2011, as amended by that certain First Amendment to the Amended and Restated Agreement of Limited Partnership, dated as of May 11, 2012, as further amended by that certain Second Amendment to the Amended and Restated Agreement of Limited Partnership, dated as of May 31, 2012, and as further amended by that certain Third Amendment to the Amended and Restated Agreement of Limited Partnership, dated as of July 24, 2012 (as amended, the “Amended Agreement”).

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of December 14, 2012, by and among the Partnership, the General Partner, the Successor Limited Partner, Target and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership (“Target OP”), Target will merge with and into the Successor Limited Partner with the Successor Limited Partner as the surviving entity (the “REIT Merger”), and Target OP will merge with and into the Partnership with the Partnership as the surviving entity (the “Partnership Merger”, and together with the REIT Merger, the “Mergers”).

WHEREAS, prior to the Mergers, Target was the sole general partner of Target OP and held fractional, undivided shares of ownership interests in Target OP representing its general partner interest (“GP Units”) and a limited partner interest (“OP Units”), and, in connection with the Mergers, all GP Units and OP Units held by Target prior to the Mergers will be converted into OP Units of the Partnership representing a limited partner interest in the Partnership.

WHEREAS, it is intended that, solely for U.S. federal income tax purposes, the Partnership Merger qualify as an “assets-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) resulting in the termination of the Partnership and the continuation of the Target OP as the merged partnership.

WHEREAS, the General Partner desires to amend and restate the Amended Agreement in its entirety with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, of mutual covenants between the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Amended Agreement is hereby amended, restated, superseded and replaced in its entirety and the parties hereto agree as follows:

ARTICLE I
DEFINED TERMS

The following defined terms used in this Agreement shall have the meanings specified below:

“Act” means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time.

“Additional Funds” has the meaning set forth in Section 4.03.

“Additional Securities” has the meaning set forth in Section 4.02(a)(ii).

“Adjusted Capital Account Deficit” means, with respect to any Partner, the negative balance, if any, in such Partner’s Capital Account as of the end of any relevant fiscal year, determined after giving effect to the following adjustments:

(a)  credit to such Capital Account any portion of such negative balance which such Partner (i) is treated as obligated to restore to the Partnership pursuant to the provisions of Section 1.704-1(b)(2)(ii)(c) of the Regulations, or (ii) is deemed to be obligated to restore to the Partnership pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b)  debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

“Adjustment Events” has the meaning set forth in Section 15.01(b).

“Administrative Expenses” means (i) all administrative and operating costs and expenses incurred by the Partnership, (ii) administrative costs and expenses of the General Partner, including any salaries or other payments to directors, officers or employees of the General Partner, and any accounting and legal expenses of the General Partner, which expenses, the Partners have agreed, shall be treated as expenses of the Partnership and not the General Partner, and (iii) to the extent not included in clauses (i) or (ii) above, REIT Expenses; provided, however, that Administrative Expenses shall not include any administrative costs and expenses incurred by the General Partner that are attributable to Properties or interests in a Subsidiary that are owned by the General Partner other than through its ownership interest in the Partnership.

“Affected Gain” has the meaning set forth in Section 5.01(f)(ii).

“Affiliate” means, (i) any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person, (ii) any other Person that owns, beneficially, directly or indirectly, 10% or more of the outstanding capital stock, shares or equity interests of such Person, or (iii) any officer, director, employee, partner, member, manager or trustee of such Person or any Person controlling, controlled by or under common control with such Person (excluding trustees and Persons serving in similar capacities who are not otherwise an Affiliate of such Person). For the purposes of this definition, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, through the ownership of voting securities or partnership interests or otherwise.

“Aggregate Share Ownership Limit” has the meaning set forth in the Charter.

“Agreed Value” means the fair market value of a Partner’s non-cash Capital Contribution as of the date of contribution as agreed to by such Partner and the General Partner. The names and addresses of the Partners, number of Partnership Units issued to each Partner, and the Agreed Value of non-cash Capital Contributions as of the date of contribution are set forth on Exhibit A, as it may be amended or restated from time to time.

“Agreement” means this Amended and Restated Agreement of Limited Partnership, as it may be amended, supplemented or restated from time to time.

“Available Cash” means, with respect to the applicable period of measurement (i.e., any period (other than the first period in which this calculation of Available Cash is being made) beginning on the first day of the fiscal year, quarter or other period commencing immediately after the last day of the fiscal year, quarter or other applicable period for purposes of the prior calculation of Available Cash for or with respect to which a distribution has been made, and ending on the last day of the fiscal year, quarter or other applicable period immediately preceding the date of the calculation), the excess, if any, as of such date, of

(a)  the gross cash receipts of the Partnership for such period from all sources whatsoever, including the following:

(i)  all rents, revenues, income and proceeds derived by the Partnership from its operations, including distributions received by the Partnership from any Entity in which the Partnership has an interest;

(ii)  all proceeds and revenues received by the Partnership on account of any sales of any Property or as a refinancing of or payment of principal, interest, costs, fees, penalties or otherwise on account of any borrowings or loans made by the Partnership or financings or refinancings of any property of the Partnership;

(iii)  the amount of any insurance proceeds and condemnation awards received by the Partnership;

(iv)  all capital contributions and loans received by the Partnership from its Partners;

(v)  all cash amounts previously reserved by the Partnership, to the extent such amounts are no longer needed for the specific purposes for which such amounts were reserved; and

(vi)  the proceeds of liquidation of the Property in accordance with this Agreement;

over

(b)  the sum of the following:

(i)  all operating costs and expenses, including taxes and other expenses of the Properties and capital expenditures made during such period (without deduction, however, for any capital expenditures, charges for Depreciation or other expenses not paid in cash or expenditures from reserves described in clause (viii) below);

(ii)  all costs and expenses expended or paid during such period in connection with the sale or other disposition, or financing or refinancing, of Property or the recovery of insurance or condemnation proceeds;

(iii)  all fees provided for under this Agreement;

(iv)  all debt service, including principal and interest, paid during such period on all indebtedness (including under any line of credit) of the Partnership;

(v)  all capital contributions, advances, reimbursements, loans or similar payments made to any Person in which the Partnership has an interest;

(vi)  all loans made by the Partnership in accordance with the terms of this Agreement;

(vii)  all reimbursements to the General Partner or its Affiliates during such period; and

(viii)  the amount of any new reserve or reserves or increase in reserves established during such period which the General Partner determines is necessary or appropriate in its sole and absolute discretion.

Notwithstanding the foregoing, Available Cash shall not include any cash received or reductions in reserves, or take into account any disbursements made or reserves established, after commencement of the dissolution and liquidation of the Partnership.

“Board of Directors” means the Board of Directors of the General Partner.

“Business Day” means any day other than Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

“Capital Account” means with respect to any Partner, the Capital Account maintained for such Partner in accordance with the following provisions:

(a)  to each Partner’s Capital Account there shall be credited:

(i)  such Partner’s Capital Contributions;

(ii)  such Partner’s distributive share of Net Income, Net Property Gain and any items in the nature of income or gain which are specially allocated to such Partner pursuant to Sections 5.01(c) and 5.01(d); and

(iii)  the amount of any Partnership liabilities assumed by such Partner or which are secured by any asset distributed to such Partner;

(b)  to each Partner’s Capital Account there shall be debited:

(i)  the amount of cash and the Gross Asset Value of any property distributed to such Partner pursuant to any provision of this Agreement;

(ii)  such Partner’s distributive share of Net Loss, Net Property Loss and any items in the nature of expenses or losses which are specially allocated to such Partner pursuant to Sections 5.01(c), 5.01(d) and 15.05(d); and

(iii)  the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any asset contributed by such Partner to the Partnership; and

(c)  if all or a portion of a Partnership Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Partnership Interest.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Sections 1.704-1(b) and 1.704-2 of the Regulations, and shall be interpreted and applied in a manner consistent with such Regulations. If the General Partner shall reasonably determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities which are secured by contributed or distributed assets or which are assumed by the Partnership, the General Partner or any Limited Partner) are computed in order to comply with such Regulations, the General Partner may make such modification; provided, however, that all allocations of Partnership income, gain, loss and deduction continue to have “substantial economic effect” within the meaning of Section 704(b) of the Code and that no Limited Partner is materially adversely affected by any such modification.

“Capital Contribution” means the total amount of cash, cash equivalents, and the Agreed Value of any Property (less any liabilities assumed with respect to such Property) or other asset contributed or agreed to be contributed, as the context requires, to the Partnership by each Partner pursuant to the terms of the Agreement. Any reference to the Capital Contribution of a Partner shall include the Capital Contribution made by a predecessor holder of the Partnership Interest of such Partner.

“Cash Amount” means an amount of cash per OP Unit equal to the Value of the REIT Shares Amount on the date of receipt by the Partnership and the General Partner of a Notice of Redemption.

“Cash Available for Distribution” means the Available Cash other than Net Liquidating Proceeds.

“Certificate” means any instrument or document that is required under the laws of the State of Delaware, or any other jurisdiction in which the Partnership conducts business, to be signed and sworn to by the Partners (either by themselves or pursuant to the power-of-attorney granted to the General Partner in Section 8.02 hereof) and filed for recording in the appropriate public offices within the State of Delaware or such other jurisdiction to perfect or maintain the Partnership as a limited partnership, to effect the admission, withdrawal or substitution of any Partner of the Partnership, or to protect the limited liability of the Limited Partners as limited partners under the laws of the State of Delaware or such other jurisdiction.

“Change of Control” means, as to the General Partner, the occurrence of any of the following:

(a)  any “person” as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof except that such term shall not include (A) the General Partner or any

Subsidiaries of the General Partner, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the General Partner or any Affiliate of the General Partner, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, (D) any corporation owned, directly or indirectly, by the stockholders of the General Partner in substantially the same proportions as their ownership of common shares of the General Partner, or (E) any person or group as used in Rule 13d-1(b) under the Exchange Act, is or becomes the Beneficial Owner, as such term is defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of the General Partner representing at least 35% of the combined voting power or common shares of the General Partner;

(b)  during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors or whose election by the Board of Directors or nomination for election by the General Partner’s stockholders was approved by a vote of at least two thirds (2/3) of the Board of Directors then still in office cease for any reason to constitute at least a majority thereof;

(c)  there is consummated a merger or consolidation of the General Partner or any Subsidiary of the General Partner with any other corporation, other than a merger or consolidation which would result in the voting securities of the General Partner outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the General Partner or any Subsidiary of the General Partner, more than 50% of the combined voting power and common shares of the General Partner or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

(d)  there is consummated an agreement for the sale or disposition by the General Partner of all or substantially all of the General Partner’s assets (or any transaction having a similar effect, including a liquidation) other than a sale or disposition by the General Partner of all or substantially all of the General Partner’s assets to an entity, more than fifty percent (50%) of the combined voting power and common shares of which is owned by stockholders of the General Partner in substantially the same proportions as their ownership of the common shares of the General Partner immediately prior to such sale.

“Charter” means the charter of the General Partner, as in effect from time to time.

“Class B Unit” means a Partnership Unit which is designated as a Class B Unit of the Partnership.

“Code” means the Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time. Reference to any particular provision of the Code shall mean that provision in the Code at the date hereof and any successor provision of the Code.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Units” means any class or series of Partnership Interest that does not have a priority or preference in the payment of distributions in the distribution of assets upon any Liquidation, including OP Units, Class B Units and Manager’s Units.

“Concurrent Distribution” has the meaning provided in Section 12.03.

“Constituent Person” has the meaning set forth in Section 15.04(d).

“Contributed Property” means each property, partnership interest, contract right or other asset, in such form as may be permitted by the Act, contributed or deemed contributed to the Partnership by any Partner, including any interest in any successor partnership occurring as a result of a termination of the Partnership pursuant to Section 708 of Code.

“Contribution Agreement” means that certain contribution agreement, dated February 4, 2011, between the Partnership and ARC Real Estate Partners, LLC.

“Conversion Date” has the meaning set forth in Section 15.04(a).

“Conversion Factor” means 1.0, provided, that in the event that the General Partner (i) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares in REIT Shares, (ii) subdivides its outstanding REIT Shares or (iii) combines its outstanding REIT Shares into a smaller number of REIT Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on such date and, provided further, that in the event that an entity other than an Affiliate of the General Partner shall become General Partner pursuant to any merger, consolidation or combination of the General Partner with or into another entity (the “Successor Entity”), the Conversion Factor shall be adjusted by multiplying the Conversion Factor by the number of shares of the Successor Entity into which one REIT Share is converted pursuant to such merger, consolidation or combination, determined as of the date of such merger, consolidation or combination. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event; provided, however, that if the General Partner receives a Notice of Redemption after the record date, but prior to the effective date of such dividend, distribution, subdivision or combination, the Conversion Factor shall be determined as if the General Partner had received the Notice of Redemption immediately prior to the record date for such dividend, distribution, subdivision or combination.

“Defaulting Limited Partner” means a Limited Partner that has failed to pay any amount owed to the Partnership under a Partnership Loan within 15 days after demand for payment thereof is made by the Partnership.

“Depreciation” means, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year or other period, except that (a) with respect to any asset the Gross Asset Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year or other period and which difference is being eliminated by use of the “remedial method” as defined by Section 1.704-3(d) of the Regulations, Depreciation for such fiscal year or other period shall be the amount of book basis recovered for such fiscal year or other period under the rules prescribed by Section 1.704-3(d)(2) of the Regulations, and (b) with respect to any other asset the Gross Asset Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year or other period bears to such beginning adjusted tax basis; provided, however, that in the case of clause (b) above, if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such fiscal year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.

“Distributable Amount” has the meaning set forth in Section 5.02(d).

“Distribution Triggering Event” has the meaning set forth in Section 12.03.

“Economic Capital Account Balance” has the meaning set forth in Section 5.01(c).

“Entity” means any general partnership, limited partnership, corporation, joint venture, trust, business trust, real estate investment trust, limited liability company, limited liability partnership, cooperative or association.

“Event of Bankruptcy” as to any Person means (i) the filing of a petition for relief as to such Person as debtor or bankrupt under the Bankruptcy Code of 1978, as amended, or similar provision of law of any jurisdiction (except if such petition is contested by such Person and has been dismissed within 90 days); (ii) the insolvency or bankruptcy of such Person as finally determined by a court proceeding; (iii) the filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of his assets; or (iv) the commencement of any proceedings relating to such Person as a debtor under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided, that if such proceeding is commenced by another, such Person indicates his approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within 90 days.

“Excepted Holder Limit” has the meaning set forth in the Charter.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“General Partner” has the meaning set forth in the first paragraph of this Agreement.

“General Partner Loan” means a loan extended by the General Partner to a Defaulting Limited Partner in the form of a payment on a Partnership Loan by the General Partner to the Partnership on behalf of the Defaulting Limited Partner.

“General Partner Interest” means the Partnership Interests held by the General Partner in its capacity as the general partner of the Partnership, which Partnership Interest is an interest as a general partner under the Act. The General Partner Interest may be expressed as a number of Partnership Units. A number of OP Units held by the General Partner equal to one-tenth of one percent (0.1%) of all outstanding Partnership Units shall be deemed to be the General Partner Interest. All other Partnership Units owned by the General Partner and any Partnership Units owned by any Affiliate or Subsidiary of the General Partner.

“Gross Asset Value” means, with respect to any asset of the Partnership, such asset’s adjusted basis for federal income tax purposes, except as follows:

(a)  the initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, without reduction for liabilities, as determined by the contributing Partner and the Partnership on the date of contribution thereof;

(b)  if the General Partner determines that an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners, the Gross Asset Values of all Partnership assets shall be adjusted in accordance with Sections 1.704-1(b)(2)(iv)(f) and (g) of the Regulations to equal their respective gross fair market values, without reduction for liabilities, as reasonably determined by the General Partner, as of the following times:

(i)  Capital Contribution (other than a de minimis Capital Contribution) to the Partnership by a new or existing Partner as consideration for a Partnership Interest;

(ii)  the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership assets as consideration for the repurchase or redemption of a Partnership Interest;

(iii)  the liquidation of the Partnership within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; and

(iv)  the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a partner capacity, or by a new Partner acting in a partner capacity or in anticipation of becoming a Partner by such Partner;

(c)  the Gross Asset Values of Partnership assets distributed to any Partner shall be the gross fair market values of such assets (taking Section 7701(g) of the Code into account) without reduction for liabilities, as determined by the General Partner as of the date of distribution; and

(d)  the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations (as set forth in Section 5.01(d)(vi)); provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent that the General Partner determines that an adjustment pursuant to paragraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

At all times, Gross Asset Values shall be adjusted by any Depreciation taken into account with respect to the Partnership’s assets for purposes of computing Net Income and Net Loss.

“Indemnified Party” has the meaning set forth in Section 8.05(f).

“Indemnifying Party” has the meaning set forth in Section 8.05(f).

“Indemnitee” means (i) any Person made a party to a proceeding by reason of its status as (A) the General Partner or (B) a director, manager or member of the General Partner or an officer or employee of the Partnership or the General Partner, and (ii) such other Persons (including Affiliates of the General Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

“Independent Director” means a director of the General Partner who meets the NASDAQ requirements for an independent director as set forth from time to time.

“Initial Limited Partner” has the meaning set forth in the preamble.

“Liability Shortfall” has the meaning set forth in Section 5.01(f)(iv).

“Limited Partner” means any Person named as a Limited Partner on Exhibit A attached hereto, as it may be amended or restated from time to time, and any Person who becomes a Substitute Limited Partner or any additional Limited Partner, in such Person’s capacity as a limited partner in the Partnership.

“Limited Partnership Interest” means a Partnership Interest held by a Limited Partner at any particular time representing a fractional part of the Partnership Interest of all Limited Partners, and includes any and all benefits to which the holder of such a Limited Partnership Interest may be entitled as provided in this Agreement and in the Act, together with the obligations of such Limited Partner to comply with all the provisions of this Agreement and of the Act. Limited Partnership Interests may be expressed as a number of OP Units or other Partnership Units.

“Liquidation” means (a) a dissolution or winding up of the General Partner or the Partnership, whether voluntary or involuntary, (b) a consolidation or merger of the General Partner or the Partnership with and into one or more entities which are not affiliates of the General Partner or the Partnership which results in a Change in Control, or (c) a sale, transfer or other disposition (other than a deemed disposition pursuant to Section 708(b)(1)(B) of the Code and the Regulations thereunder) of all or substantially all of the General Partner’s or the Partnership’s assets or a related series of transactions that, taken together, result in the sale, transfer or other disposition of all or substantially all of the General Partner’s or the Partnership’s assets other than to an affiliate of the General Partner or the Partnership.

“Majority in Interest” means the Limited Partners holding more than fifty percent (50%) of the Percentage Interests of the Limited Partners.

“Manager’s REIT Share” means one share of manager’s stock, par value $0.01 per share, of the General Partner (or Successor Entity, as the case may be).

“Manager’s Unit” means a Partnership Unit which is designated by the General Partner as a Manager’s Unit of the Partnership.

“NASDAQ” means The NASDAQ Capital Market.

“Net Income” or “Net Loss” means, for each fiscal year or other applicable period, an amount equal to the Partnership’s taxable income or loss for such year or period as determined for federal income tax purposes by the General Partner, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a) of the Code shall be included in taxable income or loss), adjusted as follows:

(a)  by including as an item of gross income any tax-exempt income received by the Partnership and not otherwise taken into account in computing Net Income or Net Loss;

(b)  by treating as a deductible expense any expenditure of the Partnership described in Section 705(a)(2)(B) of the Code (or which is treated as a Section 705(a)(2)(B) expenditure pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations) and not otherwise taken into account in computing Net Income or Net Loss, including amounts paid or incurred to organize the Partnership (unless an election is made pursuant to Section

709(b) of the Code) or to promote the sale of interests in the Partnership and by treating deductions for any losses incurred in connection with the sale or exchange of Partnership property disallowed pursuant to Section 267(a)(1) or 707(b) of the Code as expenditures described in Section 705(a)(2)(B) of the Code;

(c)  by taking into account Depreciation in lieu of depreciation, depletion, amortization and other cost recovery deductions taken into account in computing taxable income or loss;

(d)  by computing gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes by reference to the Gross Asset Value of such property rather than its adjusted tax basis;

(e)  if an adjustment of the Gross Asset Value of any Partnership asset which requires that the Capital Accounts of the Partnership be adjusted pursuant to Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Regulations, by taking into account the amount of such adjustment as if such adjustment represented additional Net Income or Net Loss pursuant to Section 5.01;

(f)  by excluding Net Property Gain and Net Property Loss; and

(g)  by not taking into account in computing Net Income or Net Loss items specially allocated to the Partners pursuant to Sections 5.01(c), 5.01(d) and 15.05(d).

“Net Investment” means the excess, if any, of the total amount of Capital Contributions over any proceeds or property used to redeem Partnership Interests.

“Net Liquidating Proceeds” means the net proceeds from a Liquidation, as determined by the General Partner.

“Net Property Gain” or “Net Property Loss” means, for each fiscal year or other applicable period, an amount equal to the Partnership’s net taxable gain or loss for such year or period from the disposition of Property, including the net capital gain realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership, including but not limited to net capital gain realized in connection with an adjustment of the Gross Asset Value of any Property which requires that the Capital Accounts of the Partners be adjusted pursuant to Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Regulations. For these purposes, the Gross Asset Value of the Property shall reflect the market capitalization of the General Partner (increased by the amount of any Partnership liabilities).

“Nonrecourse Deductions” has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Regulations.

“Nonrecourse Liabilities” has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

“Notice of Redemption” means the Notice of Exercise of OP Unit Redemption Right substantially in the form attached as Exhibit B hereto.

“Offer” has the meaning set forth in Section 7.02(a) hereof.

“OP Unit” means a Partnership Unit which is designated by the General Partner as an OP Unit of the Partnership.

“OP Unit Economic Balance” has the meaning set forth in Section 5.01(c).

“OP Unit Redemption Amount” means either the Cash Amount or the REIT Shares Amount, as selected by the Partnership pursuant to Section 8.04(a) or the General Partner pursuant to Section 8.04(b) hereof.

“OP Unit Redemption Right” has the meaning provided in Section 8.04(a) hereof.

“OP Unit Transaction” shall mean a transaction to which the Partnership or the General Partner shall be a party, including, without limitation a merger, consolidation, unit exchange, self tender offer for all or substantially all OP Units or other business combination or reorganization, or sale of all or substantially all of the Partnership’s assets (but excluding any transaction which constitutes an Adjustment Event) in each case as a result of which OP Units shall be exchanged for or converted into the right, or the holders of such Units shall otherwise be entitled, to receive cash, securities or other property or any combination thereof.

“Partner” means the General Partner or any Limited Partner, and “Partners” means the General Partner and the Limited Partners.

“Partner Nonrecourse Debt” has the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(i). A Partner’s share of Partner Nonrecourse Debt Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(i)(5).

“Partner Nonrecourse Deductions” has the meaning set forth in Sections 1.704-2(i)(1) and (2) of the Regulations, and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership taxable year shall be determined in accordance with the rules of Section 1.704-2(i)(2) of the Regulations.

“Partnership” means ARC Properties Operating Partnership, L.P., a limited partnership formed under the Act and pursuant to this Agreement, and any successor thereto.

“Partnership Interest” means an ownership interest in the Partnership held by either a Limited Partner or the General Partner, and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement and in the Act, together with all obligations of such Person to comply with the terms and provisions of this Agreement and of the Act. A Partnership Interest may be expressed as a number of OP Units or other Partnership Units.

“Partnership Loan” means a loan from the Partnership to the Partner on the day the Partnership pays over the excess of the Withheld Amount over the Distributable Amount to a taxing authority.

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(d). In accordance with Regulations Section 1.704-2(d), the amount of Partnership Minimum Gain is determined by first computing, for each Partnership nonrecourse liability, any gain the Partnership would realize if it disposed of the property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. A Partner’s share of Partnership Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(g)(1).

“Partnership Record Date” means the record date established by the General Partner for the distribution of cash pursuant to Section 5.02 hereof, which record date shall be the same as the record date established by the General Partner for a distribution to its stockholders of some or all of its portion of such distribution.

“Partnership Unit” means a fractional, undivided share of the Partnership Interests of all Partners issued hereunder, and includes OP Units and any other class or series of Partnership Units that may be established after the date hereof. The number of Partnership Units outstanding and the Percentage Interests represented by such Partnership Units are set forth on Exhibit A hereto, as it may be amended or restated from time to time. The ownership of Partnership Units may be evidenced by a certificate in a form approved by the General Partner.

“Percentage Interest” means the percentage determined by dividing the number of Partnership Units of a Partner by the sum of the number of Partnership Units of all Partners.

“Person” means any individual or Entity.

“Precontribution Gain” has the meaning set forth in Section 5.01(f)(iii).

“Property” means any property or other investment in which the Partnership, directly or indirectly, holds an ownership interest.

“Redemption Shares” has the meaning set forth in Section 8.05(a) hereof.

“Redeeming Limited Partner” has the meaning provided in Section 8.04(a).

“Registration Statement” has the meaning set forth in Section 8.05(a).

“Regulations” means the Federal Income Tax Regulations issued under the Code, as amended and as hereafter amended from time to time. Reference to any particular provision of the Regulations shall mean that provision of the Regulations on the date hereof and any successor provision of the Regulations.

“REIT” means a real estate investment trust under Sections 856 through 860 of the Code.

“REIT Expenses” means (i) costs and expenses relating to the formation and continuity of existence and operation of the General Partner and any Subsidiaries thereof (which Subsidiaries shall, for purposes hereof, be included within the definition of the General Partner), including taxes, fees and assessments associated therewith, any and all costs, expenses or fees payable to any director, officer or employee of the General Partner and reasonable expenses incurred to maintain the General Partner’s qualification as a REIT, (ii) costs and expenses relating to any public offering and registration, or private offering, of securities by the General Partner, and all statements, reports, fees and expenses incidental thereto, including, without limitation, underwriting discounts and selling commissions applicable to any such offering of securities, and any costs and expenses associated with any claims made by any holders of such securities or any underwriters or placement agents thereof, (iii) costs and expenses associated with any repurchase of any securities by the General Partner, (iv) costs and expenses associated with the preparation and filing of any periodic or other reports and communications by the General Partner under federal, state or local laws or regulations, including filings with the Commission, (v) costs and expenses associated with compliance by the General Partner with laws, rules and regulations promulgated by any regulatory body, including the Commission and any securities exchange, (vi) costs and expenses associated with compensation of the employees of the General Partner (including, without limitation, health, vision, dental, disability and life insurance benefits), (vii) costs and expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing for compensation for the employees of the General Partner, (viii) costs and expenses incurred by the General Partner relating to any issuing or redemption of Partnership Interests and (ix) all other operating or administrative costs of the General Partner incurred in the ordinary course of its business on behalf of or in connection with the Partnership.

“REIT Requirements” has the meaning set forth in Section 6.01(a)(xxiv).

“REIT Share” means one share of common stock, par value $0.01 per share, of the General Partner (or Successor Entity, as the case may be).

“REIT Shares Amount” means the number of REIT Shares equal to the product of (X) the number of OP Units offered for redemption by a Redeeming Limited Partner, multiplied by (Y) the Conversion Factor as adjusted to and including the Specified Redemption Date; provided, that in the event the General Partner issues to all holders of REIT Shares rights, options, warrants or convertible or exchangeable securities entitling the holders of REIT Shares to subscribe for or purchase additional REIT Shares, or any other securities or property (collectively, the “Rights”), and such Rights have not expired at the Specified Redemption Date, then the REIT Shares Amount shall also include such Rights issuable to a holder of the REIT Shares Amount on the record date fixed for purposes of determining the holders of REIT Shares entitled to Rights.

“Restriction Notice” has the meaning set forth in Section 8.04(f).

“Rights” has the meaning set forth in the definition of “REIT Shares Amount” contained herein.

“S-3 Eligible Date” has the meaning set forth in Section 8.05(a).

“Safe Harbor” has the meaning set forth in Section 10.05(e).

“Safe Harbor Election” has the meaning set forth in Section 10.05(e).

“Safe Harbor Interest” has the meaning set forth in Section 10.05(e).

“Securities Act” means the Securities Act of 1933, as amended.

“Separate Registration Rights Agreement” has the meaning set forth in Section 8.05.

“Series A Articles Supplementary” means the Articles Supplementary classifying and designating the Series A Preferred Stock and fixing distribution and other preferences and rights of the Series A Preferred Stock as filed with the State Department of Assessments and Taxation of Maryland on May 10, 2012.

“Series A Distribution Payment Date” shall mean the last calendar day of each month; provided, however, that if any Series A Distribution Payment Date falls on any day other than a Business Day, the distribution payment due on such Series A Distribution Payment Date shall be paid on the first Business Day immediately following such Series A Distribution Payment Date.

“Series A Distribution Period” means monthly distribution periods commencing on the first day of each month and ending on and including the day preceding the first day of the next succeeding Series A Distribution Period.

“Series A Junior Units” means Common Units and any class or series of Partnership Units hereafter issued and outstanding that are not Series A Senior Units, Series A Preferred Units or Series A Parity Units.

“Series A Liquidation Amount” means the greater of (a) the aggregate Series A Liquidation Preference plus the aggregate Series A Redemption Premium or (b) an amount per Series A Preferred Unit equal to the amount which would have been payable to a Series A Preferred Unit holder had each Series A Preferred Unit been converted into OP Units immediately prior to such Liquidation.

“Series A Liquidation Preference” means eleven dollars ($11.00) per Series A Preferred Unit.

“Series A Parity Units” means the Series B Preferred Units and any class or series of Partnership Units hereafter issued and outstanding, whether or not the distribution rates thereof shall be different from those of the Series A Preferred Units, if the holders of such class or series and the Series A Preferred Units shall be entitled to (i) the receipt of distributions in proportion to their respective amounts of accrued and unpaid distributions per unit and (ii) amounts distributable upon Liquidation in proportion to their respective liquidation preferences, in each case without preference or priority one over the other.

“Series A Preferred Return” means, for each Series A Preferred Unit, a cumulative, non-compounded rate of return equal to $0.77 per annum; provided, that the amount payable for any Series A Distribution Period shall be computed by dividing the Series A Preferred Return by twelve, and the amount of distributions payable for any period shorter or longer than a full Series A Distribution Period shall be computed on the basis of twelve 30-day months and a 360-day year.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock, par value $.01 per share, of the General Partner.

“Series A Preferred Unit” means a Partnership Unit which is designated by the General Partner as a Series A Preferred Unit of the Partnership.

“Series A Redemption Date” has the meaning set forth in Section 13.05.

“Series A Redemption Premium” equals one percent (1%) of the Series A Liquidation Preference.

“Series A Senior Units” means any class or series of Partnership Units hereafter issued and outstanding, if the holders of such class or series shall be entitled to the receipt of distributions prior to a Liquidation or of amounts distributable upon any event of Liquidation, in preference or priority to the holders of Series A Preferred Units.

“Series B Articles Supplementary” means the Articles Supplementary classifying and designating the Series B Preferred Stock and fixing distribution and other preferences and rights of the Series B Preferred Stock dated July 24, 2012 and as filed with the State Department of Assessments and Taxation of Maryland on July 25, 2012.

“Series B Distribution Payment Date” means the last calendar day of each month; provided, however, that if any Series B Distribution Payment Date falls on any day other than a Business Day, the distribution payment due on such Series B Distribution Payment Date shall be paid on the first Business Day immediately following such Series B Distribution Payment Date.

“Series B Distribution Period” means monthly distribution periods commencing on the first day of each month and ending on and including the day preceding the first day of the next succeeding Series B Distribution Period.

“Series B Junior Units” means Common Units and any class or series of Partnership Units hereafter issued and outstanding that are not Series B Senior Units, Series B Preferred Units or Series B Parity Units.

“Series B Liquidation Amount” means the greater of (a) the aggregate Series B Liquidation Preference plus the aggregate Series B Redemption Premium or (b) an amount per Series B Preferred Unit equal to the amount which would have been payable to a Series B Preferred Unit holder had each Series B Preferred Unit been converted into OP Units immediately prior to such Liquidation.

“Series B Liquidation Preference” means ten dollars and sixty cents ($10.60) per Series B Preferred Unit.

“Series B Parity Units” means the Series A Preferred Units and any class or series of Partnership Units hereafter issued and outstanding, whether or not the distribution rates thereof shall be different from those of the Series B Preferred Units, if the holders of such class or series and the Series B Preferred Units shall be entitled to (i) the receipt of distributions in proportion to their respective amounts of accrued and unpaid distributions per unit and (ii) amounts distributable upon Liquidation in proportion to their respective liquidation preferences, in each case without preference or priority one over the other.

“Series B Preferred Return” means, for each Series B Preferred Unit, a cumulative, non-compounded rate of return equal to $0.74 per annum; provided, that the amount payable for any Series B Distribution Period shall be computed by dividing the Series B Preferred Return by twelve, and the amount of distributions payable for any period shorter or longer than a full Series B Distribution Period shall be computed on the basis of twelve 30-day months and a 360-day year.

“Series B Preferred Stock” means the Series B Convertible Preferred Stock, par value $.01 per share, of the General Partner.

“Series B Preferred Unit” means a Partnership Unit which is designated by the General Partner as a Series B Preferred Unit of the Partnership.

“Series B Redemption Date” has the meaning set forth in Section 14.05.

“Series B Redemption Premium” shall equal one percent (1%) of the Series B Liquidation Preference.

“Series B Senior Units” shall mean any class or series of Partnership Units hereafter issued and outstanding, if the holders of such class or series shall be entitled to the receipt of distributions prior to a Liquidation or of amounts distributable upon any event of Liquidation, in preference or priority to the holders of Series B Preferred Units.

“Service” means the Internal Revenue Service.

“Specified Redemption Date” means the first business day of the month that is at least 60 calendar days after the receipt by the General Partner of a Notice of Redemption.

“Subsidiary” means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

“Subsidiary Partnership” means any partnership or limited liability company in which the General Partner, the Partnership or a wholly owned subsidiary of the General Partner or the Partnership owns a partnership or limited liability company interest.

“Substitute Limited Partner” means any Person admitted to the Partnership as a Limited Partner pursuant to Section 9.03 hereof.

“Successor Entity” has the meaning set forth in the definition of “Conversion Factor” contained herein.

“Survivor” has the meaning set forth in Section 7.02(b).

“Tax Items” has the meaning set forth in Section 5.01(f)(i).

“Tax Matters Partner” has the meaning set forth within Section 6231(a)(7) of the Code.

“Tax Protection Agreement” means that tax protection agreement, dated September 6, 2011, by and among the Partnership, the General Partner and ARC Real Estate Partners, LLC.

“Trading Day” means a day on which the principal national securities exchange on which a security is listed or admitted to trading is open for the transaction of business or, if a security is not listed or admitted to trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Transaction” has the meaning set forth in Section 7.02(a).

“Transfer” has the meaning set forth in Section 9.02(a).

“TRS” means a taxable REIT subsidiary (as defined in Section 856(l) of the Code) of the General Partner.

“Value” means, with respect to any security, the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. The market price for each such Trading Day shall be: (i) if the security is listed or admitted to trading on the NASDAQ or any national securities exchange, the last reported sale price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices, regular way, on such day, (ii) if the security is not listed or admitted to trading on the NASDAQ or any national securities exchange, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or (iii) if the security is not listed or admitted to trading on the NASDAQ or any national securities exchange and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten days prior to the date in question) for which prices have been so reported; provided, that if there are no bid and asked prices reported during the ten days prior to the date in question, the value of the security shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the security includes any additional rights, then the value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Withheld Amount” means any amount required to be withheld by the Partnership with respect to a Partner and paid over to any taxing authority as a result of any allocation or distribution of income to a Partner or any other transaction.

ARTICLE II
FORMATION OF PARTNERSHIP

2.01 Formation of the Partnership.  The Partnership was formed as a limited partnership pursuant to the provisions of the Act and the Original Agreement and continued upon the terms and subject to the conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

2.02 Name.  The Name of the Partnership shall be “ARC Properties Operating Partnership, L.P.” and the Partnership’s business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words “Limited Partnership,” “LP,” “L.P.” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication by the Partnership to the Partners. Notwithstanding any provision in this Agreement and without the consent of any Limited Partner or other Person, the General Partner may amend this Agreement and the Certificate of Limited Partnership of the Partnership to reflect any change in the name of the Partnership.

2.03 Registered Office and Agent; Principal Office.  The address of the registered office of the Partnership in the State of Delaware is located at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such address is the Corporation Service Company, a Delaware corporation. The General Partner may, from time to time, designate a new registered agent and/or registered office for the Partnership and, notwithstanding any provision in this Agreement, may amend this Agreement and the Certificate of Limited Partnership of the Partnership to reflect such designation without the consent of the Limited Partners or any other Person. The principal office of the Partnership is located at: c/o American Realty Capital Properties, Inc., 405 Park Avenue, New York, New York, 10022 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places as the General Partner deems necessary or desirable.

2.04 Term and Dissolution.

(a)  The term of the Partnership shall continue in full force and effect until the Partnership is dissolved and its affairs are wound up upon the first to occur of any of the following events:

(i)  the occurrence of an Event of Bankruptcy as to a General Partner or the dissolution, death, removal or withdrawal of a General Partner or any other event that results in the General Partner ceasing to be a general partner of the Partnership under the Act unless (A) the business of the Partnership is continued pursuant to Section 7.04(b) hereof, or (B) at the time of the occurrence of such event there is at least one remaining general partner of the Partnership who is hereby authorized to and does carry on the business of the Partnership;

(ii)  the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the Partnership (provided, that if the Partnership receives an installment obligation as consideration for such sale or other disposition, the Partnership shall continue, unless sooner dissolved under the provisions of this Agreement, until such time as such installment obligations are paid in full);

(iii)  the redemption of all Limited Partnership Interests, unless the General Partner determines to continue the Partnership by the admission of one or more additional Limited Partners effective as of such redemption;

(iv)  the election in writing by the General Partner that the Partnership should be dissolved;

(v)  at any time there are no limited partners of the Partnership, unless the business of the Partnership is continued in accordance with the Act; or

(vi)  the entry of a decree of judicial dissolution of the Partnership under Section 17-802 of the Act.

(b)  Upon dissolution of the Partnership (unless the business of the Partnership is continued pursuant to Section 7.04(b) hereof), the General Partner (or, if dissolution of the Partnership should occur by reason of Section 2.04(a)(i) or the General Partner is unable to act as liquidator, a liquidating trustee of the Partnership or other representative designated by a Majority in Interest) shall proceed to wind up the affairs of the Partnership, liquidate the Partnership’s assets and apply and distribute the proceeds thereof in accordance with Section 5.06 hereof. Notwithstanding the foregoing, the General Partner or the liquidating trustee, as the case may be, may, subject to the Act, either (i) defer liquidation of, or withhold from distribution for a reasonable time, any assets of the Partnership (including those necessary to satisfy the Partnership’s debts and obligations), or (ii) distribute the assets to the Partners in kind.

(c)  The Partnership shall terminate when (i) all of the assets of the Partnership, after payment of or due provision for all debts, liabilities and obligations of the Partnership shall have been distributed to the Partners in the manner provided for in this Agreement and (ii) the Certificate of Limited Partnership of the Partnership shall have been canceled in the manner required by the Act.

2.05 Filing of Certificate and Perfection of Limited Partnership.  The General Partner shall execute, acknowledge, record and file at the expense of the Partnership any Certificate (including the Certificate of Limited Partnership of the Partnership) and any and all amendments thereto and all requisite fictitious name statements and notices in such places and jurisdictions as may be necessary to cause the Partnership to be treated as a limited partnership under, and otherwise to comply with, the laws of each state or other jurisdiction in which the Partnership conducts business.

2.06 Certificates Describing Partnership Units.  The Partnership Interests shall not be evidenced by certificates unless requested by a Partner. At the request of a Partner, the General Partner, at its option, may issue a certificate evidencing such Partner’s Partnership Interests, including the class or series and number of Partnership Units owned and the Percentage Interest represented by such Partnership Units as of the date of such certificate. Any such certificate (i) shall be in form and substance as determined by the General Partner, (ii) shall not be negotiable and (iii) shall bear a legend to the following effect:

THIS CERTIFICATE IS NOT NEGOTIABLE. THE PARTNERSHIP UNITS REPRESENTED BY THIS CERTIFICATE ARE GOVERNED BY AND TRANSFERABLE ONLY IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP OF ARC PROPERTIES OPERATING PARTNERSHIP, L.P., AS AMENDED, SUPPLEMENTED OR RESTATED FROM TIME TO TIME.

Each certificate evidencing Partnership Interests shall be executed by manual or facsimile signature of the General Partner on behalf of the Partnership. The Partnership shall maintain books for the purpose of registering the transfer of Partnership Interests. In connection with a Partner’s transfer in accordance with this Agreement of any Partnership Interests, the certificate(s) evidencing the Partnership Interests, if any, shall be delivered to the Partnership for cancellation, and the Partnership shall thereupon issue a new certificate to the transferee evidencing the Partnership Interests that were transferred and, if applicable, the Partnership shall issue a new certificate to the transferor evidencing any Partnership Interests registered in the name of the transferor that were not transferred.

Each Partnership Interest shall constitute a “security” within the meaning of, and governed by, (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware, and (ii) the corresponding provisions of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

ARTICLE III
BUSINESS OF THE PARTNERSHIP

The purpose and nature of the business to be conducted by the Partnership is (i) to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act, (ii) to enter into any partnership, joint venture or other similar arrangement for the purpose of engaging in any of the foregoing or the ownership and disposition of interests in any entity engaged in any of the foregoing and (iii) to do anything necessary or incidental to the foregoing; provided, however, that any business to be conducted by the Partnership shall be limited to and conducted in such a manner as to permit the General Partner at all times to qualify as a REIT, unless the General Partner otherwise ceases to, or the Board of Directors determines that the General Partner shall no longer, qualify as a REIT. In connection with the foregoing, and without limiting the General Partner’s right in its sole and absolute discretion to cease qualifying as a REIT, the Partners acknowledge that the General Partner has elected REIT status and the General Partner’s continued qualification as a REIT and the avoidance of income and excise taxes on the General Partner inure to the benefit of all the Partners and not solely to the General Partner. Notwithstanding the foregoing, the Partners agree that the General Partner may terminate or revoke its status as a REIT under the Code at any time. The General Partner shall also be empowered to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a “publicly traded partnership” taxable as a corporation for purposes of Section 7704 of the Code.

ARTICLE IV
CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.01 Capital Contributions.  The General Partner and each Limited Partner has made (or shall be deemed to have made) a Capital Contribution to the Partnership in exchange for the Partnership Units set forth opposite such Partner’s name on Exhibit A hereto, as it may be amended or restated from time to time by the General Partner to the extent necessary to reflect accurately sales, exchanges or other Transfers, redemptions, Capital Contributions, the issuance of additional Partnership Units or similar events having an effect on a Partner’s ownership of Partnership Units.

4.02 Additional Capital Contributions and Issuances of Additional Partnership Units.  Except as provided in this Section 4.02 or in Section 4.03 hereof, the Partners shall have no right or obligation to make any additional Capital Contributions or loans to the Partnership. The General Partner may contribute additional capital to the Partnership, from time to time, and receive additional Partnership Interests, in the form of Partnership Units, in respect thereof, in the manner contemplated in this Section 4.02.

(a)  Issuances of Additional Partnership Units.

(i) General.  As of the effective date of this Agreement, the Partnership shall have five classes of Partnership Units, entitled “Series A Preferred Units,” “Series B Preferred Units,” “OP Units,” “Class B Units” and “Manager’s Units” respectively. The Series A Preferred Units, Series B Preferred Units, Class B Units and Manager’s Units shall have the same rights, privileges and preferences as the OP Units, except as set forth in Articles XII, XIII, XIV and XV hereof. Notwithstanding any provision of this Agreement, the General Partner is hereby authorized to cause the Partnership to issue such additional Partnership Interests, in the form of Partnership Units, for any Partnership purpose at any time or from time to time to the Partners (including the General Partner and/or the Limited Partner) or to other Persons, and admit such Persons as additional general partners of the Partnership pursuant to Section 7.03 or additional Limited Partners pursuant to this Section 4.02, for such consideration, or in connection with the performance of past, present or future services to the Partnership, and on such terms and conditions as shall be established by the General Partner in its sole and absolute discretion, all without the approval of any Limited Partners or any other Person. Notwithstanding any provision of this Agreement, a Person shall be deemed admitted to the Partnership as an additional Limited Partner upon the written consent of the General Partner and the execution of a counterpart to this Agreement by such Person. The General Partner’s determination that consideration is adequate shall be conclusive insofar as the adequacy of consideration relates to whether the Partnership Units are validly issued and fully paid. Notwithstanding any provision of this Agreement, any additional Partnership Units issued thereby may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers, preferences and duties, including rights, powers, preferences and duties senior and superior to the then-outstanding Partnership Units held by the Limited Partners, all as shall be determined by the General Partner in its sole and absolute discretion and without the approval of any Limited Partner or other Person, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Units; (ii) the right of each such class or series of Partnership Units to share in Partnership distributions; (iii) the rights of each such class or series of Partnership Units upon dissolution and liquidation of the Partnership; and (iv) the right, if any, of the holder of each such class or series of Partnership Units to vote on Partnership matters; provided, however, that no additional Partnership Units shall be issued to the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) unless:

(1)  (A) the additional Partnership Units are issued in connection with an issuance of REIT Shares of or other interests in the General Partner, which shares or interests have designations, preferences and other rights, all such that the economic interests are substantially similar to the designations, preferences and other rights of the additional Partnership Units issued to the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) by the Partnership in accordance with this Section 4.02 and (B) the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) shall make a Capital Contribution to the Partnership in an amount equal to the consideration received by the General Partner from the issuance of such REIT Shares or other interests in the General Partner;

(2)  (A) the additional Partnership Units are issued in connection with an issuance of REIT Shares of or other interests in the General Partner pursuant to a taxable share dividend declared by the General Partner, which shares or interests have designations, preferences and other rights, all such that the economic interests are substantially similar to the designations, preferences and other rights of the additional Partnership Units issued to the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) by the Partnership in accordance with this Section 4.02, (B) if the General Partner allows the holders of its REIT Shares to elect whether to receive such dividend in REIT Shares, other interests of the General Partner or cash, the Partnership will give the Limited Partners (excluding the General Partner or any direct or indirect Subsidiary of the General Partner) the same election to elect to receive (I) Partnership Units or cash or, (II) at the election of the General Partner, REIT Shares or cash, and (C) if the Partnership issues additional Partnership Units pursuant to this Section 4.02(a)(i)(2), then an amount of income equal to the value of the Partnership Units received will be allocated to those holders of OP Units that elect to receive additional Partnership Units;

(3)  the additional Partnership Units are issued in exchange for property owned by the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) with a fair market value, as determined by the General Partner, in good faith, equal to the value of the Partnership Units; or

(4)  the additional Partnership Units are issued to all Partners in proportion to their respective Percentage Interests.

Without limiting the foregoing, the General Partner is expressly authorized to cause the Partnership to issue Partnership Units for less than fair market value, so long as the General Partner concludes in good faith that such issuance is in the best interests of the General Partner and the Partnership.

Notwithstanding any provision in this Agreement, the General Partner may amend this Agreement in any manner in connection with the creation, authorization and/or issuance of any additional Partnership Interests, all without the approval of the Limited Partners or any other Person.

(ii) Upon Issuance of Additional Securities.  The General Partner shall not issue any additional REIT Shares (other than REIT Shares issued in connection with an exchange pursuant to Section 8.04 hereof or a taxable share dividend as described in Section 4.02(a)(i)(2) hereof) or Rights (collectively, “Additional Securities”) other than to all holders of REIT Shares, unless (A) the General Partner shall cause the Partnership to issue to the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) Partnership Units or Rights having designations, preferences and other rights, all such that the economic interests are substantially similar to those of the Additional Securities, and (B) the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) contributes the proceeds from the issuance of such Additional Securities and from any exercise of Rights contained in such Additional Securities to the Partnership; provided, however, that the General Partner is allowed to issue Additional Securities in connection with an acquisition of Property to be held directly by the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner), but if and only if, such direct acquisition and issuance of Additional Securities have been approved by a majority of the Independent Directors. Without limiting the foregoing, the General Partner is expressly authorized to issue Additional Securities for less than fair market value, and the General Partner is authorized to cause the Partnership to issue to the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) corresponding Partnership Units, so long as (x) the General Partner concludes in good faith that such issuance is in the best interests of the Partnership and (y) the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) contributes all proceeds from such issuance to the Partnership, including without limitation, the issuance of REIT Shares and corresponding Partnership Units pursuant to a share purchase plan providing for purchases of REIT Shares at a discount from fair market value or pursuant to share awards, including share options that have an exercise price that is less than the fair market value of the REIT Shares, either at the time of issuance or at the time of exercise, and restricted or other share awards approved by the Board of Directors. For example, in the event the General Partner issues REIT Shares for a cash purchase price and the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) contributes all of the proceeds of such issuance to the Partnership as required hereunder, the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) shall be issued a number of additional Partnership Units equal to the product of (A) the number of such REIT Shares issued by the General Partner, the proceeds of which were so contributed, multiplied by (B) a fraction, the numerator of which is 100%, and the denominator of which is the Conversion Factor in effect on the date of such contribution.

(b) Certain Contributions of Proceeds of Issuance of REIT Shares.  In connection with any and all issuances of REIT Shares, the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) shall make Capital Contributions to the Partnership of the proceeds therefrom, provided, that if the proceeds actually received and contributed by the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) are less than the gross proceeds of such issuance as a result of any underwriter’s discount, commissions, placement fees or other expenses paid or incurred in connection with such issuance, then the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) shall make a Capital Contribution to the Partnership constituting the sum of (i) such net proceeds and (ii) an intangible asset in an amount equal to the capitalized costs of the General Partner relating to such issuance of REIT Shares or other interests in the General Partner. Upon any such Capital Contribution by the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner), the Capital Account of the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner) shall be increased by the amount of its Capital Contribution as described in the previous sentence.

(c) Repurchases of Shares.  If the General Partner shall repurchase shares of any class of its shares of common stock, the purchase price thereof and all costs incurred in connection with such repurchase shall be reimbursed to the General Partner by the Partnership pursuant to Section 6.05 hereof and the General Partner shall cause the Partnership to redeem an equivalent number of Partnership Units of the appropriate class or series held by the General Partner (which, in the case of REIT Shares, shall be a number equal to the quotient of the number of such REIT Shares divided by the Conversion Factor) in the manner provided in Section 6.10 hereof.

4.03 Additional Funding.  If the General Partner determines that it is in the best interests of the Partnership to provide for additional Partnership funds (“Additional Funds”) for any Partnership purpose, the General Partner may (i) cause the Partnership to obtain such funds from outside borrowings, or (ii) elect to have the General Partner or any of its Affiliates provide such Additional Funds to the Partnership through loans or otherwise.

4.04 Capital Accounts.  A separate Capital Account shall be established and maintained for each Partner.

4.05 Percentage Interests.  If the number of outstanding OP Units, Manager’s Units or other class or series of Partnership Units increases or decreases during a taxable year, each Partner’s Percentage Interest shall be adjusted by the General Partner effective as of the effective date of each such increase or decrease to a percentage equal to the number of OP Units, Manager’s Units or other class or series of Partnership Units held by such Partner divided by the aggregate number of OP Units, Manager’s Units or other class or series of Partnership Units, as applicable, outstanding after giving effect to such increase or decrease. If the Partners’ Percentage Interests are adjusted pursuant to this Section 4.05, the Net Income and Net Loss for the taxable year in which the adjustment occurs shall be allocated between the part of the year ending on the effective date of such adjustment and the part of the year beginning on the following day either (i) as if the taxable year had ended on the date of the adjustment or (ii) based on the number of days in each part. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate Net Income and Net Loss for the taxable year in which the adjustment occurs. The allocation of Net Income and Net Loss for the earlier part of the year shall be based on the Percentage Interests before adjustment, and the allocation of Net Income and Net Loss for the later part shall be based on the adjusted Percentage Interests.

4.06 No Interest on Contributions.  No Partner shall be entitled to interest on its Capital Contribution.

4.07 Return of Capital Contributions.  No Partner shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Partnership, except as specifically provided in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Partner or withdrawn Partner any part of such Partner’s Capital Contribution for so long as the Partnership continues in existence.

4.08 No Third-Party Beneficiary.  No creditor or other third party (other than an Indemnitee) having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto, Indemnitees and their respective successors and assigns. To the fullest extent permitted by law, none of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any debt or other obligation of the Partnership or of any of the Partners. In addition, it is the intent of the parties hereto that no distribution to any Limited Partner shall be deemed a return of money or other property in violation of the Act. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Limited Partner is obligated to return such money or property, such obligation shall, to the fullest extent permitted by law, be the obligation of such Limited Partner and not of the General Partner. Without limiting the generality of the foregoing, a deficit Capital Account of a Partner shall not be deemed to be a liability of such Partner nor an asset or property of the Partnership.

ARTICLE V
NET INCOME AND NET LOSS; DISTRIBUTIONS

5.01 Allocations.

(a)  Allocations of Net Income and Net Loss.  Except as otherwise provided in this Agreement, after giving effect to the special allocations in Sections 5.01(c) and 5.01(d), Net Income, Net Loss and, to the extent necessary, individual items of income, gain, loss or deduction, of the Partnership, without duplication, shall be allocated among the Partners as follows:

(i)  first, if the Partnership has Net Income for any taxable year or portion thereof, such Net Income shall be allocated to the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their relative number of Partnership Units to the extent of and until such Partners have received allocations of Net Income equal to the aggregate amount of distributions made to such Partners pursuant to Section 5.02(a)(i); and

(ii)  thereafter, to the Partners holding OP Units, Manager’s Units and/or Class B Units pro rata and pari passu in accordance with each such Partner’s respective Percentage Interest with respect to such OP Units, Manager’s Units and/or Class B Units; provided, that for the avoidance of doubt, Net Loss, and to the extent necessary, individual items of loss or deductions shall be allocated (A) first to the Partners holding OP Units, Manager’s Units and/or Class B Units pro rata and pari passu in accordance with each such Partner’s respective Percentage Interest with respect to such OP Units, Manager’s Units and/or Class B Units until each such Partner’s Capital Accounts with respect to their OP Units, Manager’s Units and/or Class B Units has been reduced to zero, but not below zero (provided, further, that if the Capital Account of one or more such Partner, but not all such Partners, has been reduced to zero, any remaining Net Loss, and to the extent necessary, individual item of loss or deduction shall be allocated to the remaining Partners holding OP Units, Manager’s Units and/or Class B Units in the same manner as in this Section 5.01(a)(ii)(A) until the Capital Account of all such Partners with respect to such OP Units, Manager’s Units and/or Class B Units has been reduced to zero) (B) then to the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their relative number of Partnership Units until the Capital Accounts of such Partners with respect to their Series A Preferred Units and/or Series B Preferred Units has been reduced to zero, and (C) thereafter to the General Partner.

(b)  Allocations of Net Property Gain and Net Property Loss.  Except as otherwise provided in this Agreement and subject to Section 5.01(c), after giving effect to the special allocations in Section 5.01(d), Net Property Gain, Net Property Loss and, to the extent necessary, individual items of gain or loss comprising Net Property Gain and Net Property Loss of the Partnership shall be allocated among the Partners as follows:

(i)  first, if the Partnership has Net Property Gain for any taxable year or portion thereof, such Net Property Gain shall be allocated to the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their relative number of Partnership Units until each such Partners’ Capital Accounts is equal to such Partner’s aggregate Series A Liquidation Amount and/or Series B Liquidation Amount;

(ii)  second, the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their relative number of Partnership Units to the extent of and until such Partners have received allocations of Net Property Gain equal to the aggregate amount of distributions made to such Partners pursuant to Sections 5.02(b)(i); and

(iii)  thereafter, to the Partners holding OP Units and/or Manager’s Units pro rata and pari passu in accordance with each such Partner’s respective Percentage Interest with respect to such OP Units and/or Manager’s Units; provided, that for the avoidance of doubt, Net Property Loss, and to the extent necessary, individual items of loss shall be allocated (A) first to the Partners holding OP Units and/or Manager’s Units pro rata and pari passu in accordance with each such Partner’s respective Percentage Interest with respect to such OP Units and/or Manager’s Units until the Capital Accounts of such Partners with respect to their OP Units and/or Manager’s Units has been reduced to zero, (B) then to the partners holding Class B Units, if any, until their Economic Capital Account Balances have been reduced to zero, (C) then to the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their relative number of Partnership Units until the Capital Accounts of such Partners with respect to their Series A Preferred Units and/or Series B Preferred Units has been reduced to zero, and (D) thereafter to the General Partner.

(c)  Special Allocations Regarding Class B Units.  After giving effect to the special allocations in Section 5.01(d) but prior to any allocations under subparagraphs 5.01(b)(iii), Net Property Gain and, to the extent necessary, individual items of income and gain comprising Net Property Gain of the Partnership, shall be allocated to the Partners holding Class B Units until their Economic Capital Account Balances are equal to (A) the OP Unit Economic Balance, multiplied by (B) the number of their Class B Units; provided, that no such Net Property Gain and, to the extent necessary, individual items of income and gain comprising Net Property Gain of the Partnership, will be allocated with respect to any particular Class B Unit unless and to the extent that the OP Unit Economic Balance exceeds the OP Unit Economic Balance in existence at the time such Class B Unit was issued. The “Economic Capital Account Balances” of the Class B Unit holders will be equal to their Capital Account balances to the extent attributable to their ownership of Class B Units. The “OP Unit Economic Balance” shall mean (Y) the aggregate Capital Account balance attributable to the OP Units outstanding, plus the amount of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to the ownership of OP Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under this Section 5.01(c), divided by (Z) the number of OP Units outstanding. Any allocations made pursuant to the first sentence of this Section 5.01(c) shall be made among the holders of Class B Units in proportion to the amounts required to be allocated to each under this Section 5.01(c). The parties agree that the intent of this Section 5.01(c) is to make the Capital Account balance associated with each Class B Unit to be economically equivalent to the Capital Account balance associated with the OP Units outstanding (on a per-Unit basis), but only if and to the extent that the Capital Account balance associated with the OP Units outstanding, without regard to the allocations under this Section 5.01(c), has increased on a per-Unit basis since the issuance of the relevant Class B Unit. Any remaining Net Property Gain not allocated pursuant to this Section 5.01(c) shall be allocated pursuant to Section 5.01(b). To the extent Net Property Loss is allocated to Partners holding Class B Units pursuant to Section 5.01(b)(iii)(B), such Net Property Loss shall be allocated among the Partners holding Class B Units in a manner that reverses the allocation of Net Property Gain to such Partner pursuant to this Section 5.01(c).

(d)  Regulatory Allocations.

(i) Minimum Gain Chargeback (Nonrecourse Liabilities).  Except as otherwise provided in Section 1.704-2(f) of the Regulations, if there is a net decrease in Partnership Minimum Gain for any Partnership fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partnership Minimum Gain to the extent required by Section 1.704-2(f) of the Regulations. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f) and (i) of the Regulations. This Section 5.01(d)(i) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this Section 5.01(d)(i) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(ii) Partner Minimum Gain Chargeback.  Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any fiscal year, each Partner who has a share of the Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Partner’s share of the net decrease in the Partner Nonrecourse Debt Minimum Gain to the extent and in the manner required by Section 1.704-2(i) of the Regulations. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and (j)(2) of the Regulations. This Section 5.01(d)(ii) is intended to comply with the minimum gain chargeback requirement with respect to Partner Nonrecourse Debt contained in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this Section 5.01(d)(ii) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(iii) Qualified Income Offset.  If a Partner unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, and such Partner has an Adjusted Capital Account Deficit, items of Partnership income (including gross income) and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible as required by the Regulations. This Section 5.01(d)(iii) is intended to constitute a “qualified income offset” under Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(iv) Nonrecourse Deductions.  Nonrecourse Deductions for any fiscal year or other applicable period shall be allocated to the Partners in accordance with their respective Percentage Interests.

(v) Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for any fiscal year or other applicable period with respect to a Partner Nonrecourse Debt shall be specially allocated to the Partner that bears the economic risk of loss for such Partner Nonrecourse Debt (as determined under Sections 1.704-2(b)(4) and 1.704-2(i)(1) of the Regulations)

(vi) Section 754 Adjustment.  To the extent an adjustment to the adjusted tax basis of any asset of the Partnership pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated among the Partners in a manner consistent with the manner in which each of their respective Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(vii) Capital Account Deficits.  If any Partner has an Adjusted Capital Account Deficit at the end of any fiscal year or other applicable period which is in excess of the amount such Partner is obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible, provided, that an allocation pursuant to this Section 5.01(d)(vii) shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit in excess of such amount after all other allocations provided for under this Agreement have been made as if Section 5.01(d)(iii) and this Section 5.01(d)(vii) were not in this Agreement.

(e)  Allocations Between Transferor and Transferee.  If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Net Income and Net Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership’s fiscal year had ended on the date of the transfer or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Net Income and Net Loss between the transferor and the transferee Partner.

(f)  Tax Allocations.

(i) Items of Income or Loss.  Except as is otherwise provided in this Section 5.01, an allocation of Net Income, Net Loss, Net Property Gain or Net Property Loss to a Partner shall be treated as an allocation to such Partner of the same share of each item of income, gain, loss, deduction and item of tax-exempt income or Section 705(a)(2)(B) expenditure (or item treated as such expenditure pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations) (“Tax Items”) that is taken into account in computing Net Income, Net Loss, Net Property Gain or Net Property Loss.

(ii) Section 1245/1250 Recapture.  Subject to Section 5.01(f)(iii) below, if any portion of gain from the sale of Partnership assets is treated as gain which is ordinary income by virtue of the application of Sections 1245 or 1250 of the Code (“Affected Gain”), then such Affected Gain shall be allocated among the Partners in the same proportion that the depreciation and amortization deductions giving rise to the Affected Gain were allocated. This Section 5.01(f)(ii) shall not alter the amount of Net Income or Net Property Gain (or items thereof) allocated among the Partners, but merely the character of such Net Income or Net Property Gain (or items thereof). For purposes hereof, in order to determine the proportionate allocations of depreciation and amortization deductions for each fiscal year or other applicable period, such deductions shall be deemed allocated on the same basis as Net Income, Net Loss, Net Property Gain and Net Property Loss for such respective period.

(iii) Precontribution Gain, Revaluations.  With respect to any Contributed Property, the Partnership shall use any permissible method contained in the Regulations promulgated under Section 704(c) of the Code selected by the General Partner, in its sole discretion, to take into account any variation between the adjusted basis of such asset and the fair market value of such asset as of the time of the contribution (“Precontribution Gain”). Each Partner hereby agrees to report income, gain, loss and deduction on such Partner’s federal income tax return in a manner consistent with the method used by the Partnership. If any asset has a Gross Asset Value which is different from the Partnership’s adjusted basis for such asset for federal income tax purposes because the Partnership has revalued such asset pursuant to Section 1.704-1(b)(2)(iv)(f) of the Regulations, the allocations of Tax Items shall be made in accordance with the principles of Section 704(c) of the Code and the Regulations and the methods of allocation promulgated thereunder. The intent of this Section 5.01(f)(iii) is that each Partner who contributed to the capital of the Partnership a Contributed Property will bear, through reduced allocations of depreciation, increased allocations of gain or other items, the tax detriments associated with any Precontribution Gain. This Section 5.01(f)(iii) is to be interpreted consistently with such intent.

(iv) Excess Nonrecourse Liability Safe Harbor.  Pursuant to Section 1.752-3(a)(3) of the Regulations, solely for purposes of determining each Partner’s proportionate share of the “excess nonrecourse liabilities” of the Partnership (as defined in Section 1.752-3(a)(3) of the Regulations), the Partners’ respective interests in Partnership profits shall be determined under any permissible method reasonably determined by the General Partner; provided, however, that each Partner who has contributed an asset to the Partnership shall be allocated, to the extent possible, a share of “excess nonrecourse liabilities” of the Partnership which results in such Partner being allocated nonrecourse liabilities in an amount which is at least equal to the amount of income required to be allocated to such Partner pursuant to Section 704(c) of the Code and the Regulations promulgated thereunder (the “Liability Shortfall”). If there is an insufficient amount of nonrecourse liabilities to be able to allocate to each Partner nonrecourse liabilities equal to the Liability Shortfall, nonrecourse liabilities shall be allocated to each Partner in pro rata in accordance with each such Partner’s Liability Shortfall.

5.02 Distribution of Cash.

(a)  Cash Available for Distribution.  Subject to the other provisions of this Article V and to the provisions of Sections 12.03, 13.03, 14.03 and 15.02(a), the General Partner shall cause the Partnership to distribute Cash Available for Distribution, at such times and in such amounts as are, subject to the terms and conditions of this Agreement, determined by the General Partner in its sole and absolute discretion, to the Partners who are Partners on the Partnership Record Date with respect to such quarter (or other distribution period), as follows:

(i)  first, 100% to the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their relative number of Partnership Units until such Partners have received in the aggregate, pursuant to this Section 5.02(a)(i) and Section 5.02(b)(i), an amount such that the Series A Preferred Return has been reduced to zero with respect to each such Series A Preferred Unit and the Series B Preferred Return has been reduced to zero with respect to each such Series B Preferred Unit; and

(ii)  thereafter, 100% to the Partners holding OP Units, Manager’s Units and/or Class B Units pro rata and pari passu in proportion to each such Partner’s respective Percentage Interest with respect to such OP Units, Manager’s Units and/or Class B Units.

(b)  Net Liquidating Proceeds.  Subject to the other provisions of this Article V and to the provisions of Sections 12.03, 13.03, 14.03 and 15.02(a), the General Partner shall cause the Partnership to distribute Net Liquidating Proceeds, at such times and in such amounts as are, subject to the terms and conditions of this Agreement, determined by the General Partner in its sole and absolute discretion, to the Partners who are Partners on the Partnership Record Date with respect to such quarter (or other distribution period), as follows:

(i)  first, 100% to the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their respective number of Partnership Units until such Partners have received in the aggregate, pursuant to this Section 5.02(b)(i) and Section 5.02(a)(i), an amount such that the Series A Preferred Return has been reduced to zero with respect to each such Series A Preferred Unit and the Series B Preferred Return has been reduced to zero with respect to each such Series B Preferred Unit;

(ii)  second, 100% to the Partners holding Series A Preferred Units and/or Series B Preferred Units pro rata and pari passu in proportion to their respective number of Partnership Units until such Partners have received in the aggregate, pursuant to this Section 5.1(b)(ii), an amount such that the Series A Liquidation Amount has been reduced to zero with respect to each such Series A Preferred Unit and the Series B Liquidation Amount has been reduced to zero with respect to each such Series B Preferred Unit; and

(iii)  thereafter, 100% among all Partners holding OP Units, Manager’s Units and/or Class B Units pro rata and pari passu in proportion to each such Partner’s respective Percentage Interest; provided, that to the extent the aggregate Economic Capital Account Balance of the Class B Units is less than the aggregate OP Unit Economic Balance attributable to all outstanding OP Units, the Percentage Interest of the Partner holding Class B Units shall be reduced for purposes of determining its proportionate share of distributions pursuant to this Section 5.02(b)(iii) to equal such Partner’s Percentage Interest multiplied by a fraction, the numerator of which is the aggregate Economic Capital Account Balance, and the denominator of which is the aggregate OP Unit Economic Balance attributable to all outstanding OP Units.

(c)  If a new or existing Partner acquires additional Partnership Units in exchange for a Capital Contribution on any date other than a Partnership Record Date, the cash distribution attributable to such additional Partnership Units relating to the Partnership Record Date next following the issuance of such additional Partnership Units shall be reduced in the proportion to (i) the number of days that such additional

Partnership Units are held by such Partner bears to (ii) the number of days between such Partnership Record Date and the immediately preceding Partnership Record Date.

(d)  Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount with respect to a Partner, either (i) if the actual amount to be distributed to the Partner (the “Distributable Amount”) equals or exceeds the Withheld Amount, the entire Distributable Amount shall be treated as a distribution of cash to such Partner, or (ii) if the Distributable Amount is less than the Withheld Amount, the distributable amount shall be treated as a distribution of cash to such Partner and the excess of the Withheld Amount over the Distributable Amount shall be treated as a Partnership Loan from the Partnership to the Partner on the day the Partnership pays over such amount to a taxing authority. A Partner shall repay a Partnership Loan upon the demand of the Partnership or, alternatively, through withholding by the Partnership with respect to subsequent distributions to the applicable Partner or assignee. In the event that a Limited Partner fails to pay any amount owed to the Partnership with respect to the Partnership Loan within 15 days after demand for payment thereof is made by the Partnership on the Limited Partner, the General Partner, in its sole and absolute discretion, may elect to make the payment to the Partnership on behalf of such Defaulting Limited Partner. In such event, on the date of payment, the General Partner shall be deemed to have extended a General Partner Loan to the Defaulting Limited Partner in the amount of the payment made by the General Partner and the General Partner shall succeed to all rights and remedies of the Partnership against the Defaulting Limited Partner as to that amount. Without limitation, the General Partner shall have the right to receive any distributions that otherwise would be made by the Partnership to the Defaulting Limited Partner until such time as the General Partner Loan has been paid in full, and any such distributions so received by the General Partner shall be treated as having been received by the Defaulting Limited Partner and immediately paid to the General Partner.

Any amounts treated as a Partnership Loan or a General Partner Loan pursuant to this Section 5.02(d) shall bear interest at the lesser of (i) 300 basis points above the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, or (ii) the maximum lawful rate of interest on such obligation, such interest to accrue from the date the Partnership or the General Partner, as applicable, is deemed to extend the loan until such loan is repaid in full.

(e)  In no event may a Partner receive a distribution of cash with respect to a Partnership Unit if such Partner is entitled to receive a cash dividend as the holder of record of a REIT Share for which all or part of such Partnership Unit has been or is being redeemed.

5.03 REIT Distribution Requirements.  The General Partner shall use commercially reasonable efforts to cause the Partnership to distribute amounts sufficient to enable the General Partner to pay distributions to its stockholders that will allow the General Partner to (i) meet its distribution requirement for qualification as a REIT as set forth in Section 857 of the Code and (ii) avoid any federal income or excise tax liability imposed by the Code, other than to the extent the General Partner elects to retain and pay income tax on its net capital gain.

5.04 No Right to Distributions in Kind.  No Partner shall be entitled to demand property other than cash in connection with any distributions by the Partnership.

5.05 Limitations on Distributions.  Notwithstanding any of the provisions of this Agreement, no Partner shall have the right to receive, and the Partnership and the General Partner shall not have the right to make, a distribution that violates the Act or other applicable law.

5.06 Distributions Upon Liquidation.

(a)  Upon liquidation of the Partnership, after the satisfaction of all the debts and obligations of the Partnership, to the extent permitted by law, whether by payment or the making of reasonable provision for payment thereof, any remaining assets of the Partnership shall be distributed pursuant to Section 5.02(b). It is the intent of the Partners that distributions pursuant to the previous sentence reflect the distributions that would be made to the Partners if such distributions were made to all Partners with positive Capital Accounts in accordance with their respective positive Capital Account balances; provided, that to the extent the distributions pursuant to the prior sentence would not be treated as made to Partners with positive Capital Accounts in accordance with their respective positive Capital Accounts, the General Partner, in its sole and absolute discretion, shall adjust the allocations to be made to the Partners in accordance with Section 5.01 so that distributions to be made pursuant to this Section 5.06(a) will be made to Partners with positive Capital Accounts in accordance with their respective positive Capital Accounts.

(b)  Any distributions pursuant to this Section 5.06 shall be made within a reasonable time as determined by the General Partner in its sole discretion. To the extent deemed advisable by the General Partner, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to satisfy any contingent debts or obligations of the Partnership.

(c)  If any Partner (other than a holder of Class B Units) has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever. If a holder of Restricted Class B Units has a deficit balance in its Capital Account attributable to such Class B Units (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during with such liquidation occurs), such holder of Class B Units shall restore and contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero, but not to exceed an amount equal to the excess of the cash distributions of Net Liquidating Proceeds made (if any) to such holder of Class B Units over the amount of Net Property Gain (including, to the extent necessary, individual items of income and gain comprising Net Property Gain) allocated to such holder of Class B Units in accordance with Section 5.01(c), in compliance with Section 1.704-1(b)(2)(ii)(b)(3) of the Regulations, which restoration and contribution shall be before the later to occur of (x) the end of the taxable year in which the Partnership is liquidated, or (y) ninety (90) days after the date of the liquidation of the Partnership, which amount shall be paid to creditors of the Partnership or, if the amount contributed exceeds the amount due to creditors, shall be distributed to the Partners with positive Capital Account balances.

5.07 Substantial Economic Effect.  It is the intent of the Partners that the allocations of Net Income, Net Loss, Net Property Gain and Net Property Loss under the Agreement have “substantial economic effect” (or be consistent with the Partners’ interests in the Partnership in the case of the allocation of losses attributable to nonrecourse debt) within the meaning of Section 704(b) of the Code as interpreted by the Regulations promulgated pursuant thereto. Article V and other relevant provisions of this Agreement shall be interpreted in a manner consistent with such intent.

ARTICLE VI
RIGHTS, OBLIGATIONS AND POWERS OF THE GENERAL PARTNER

6.01 Management of the Partnership.

(a)  Except as otherwise expressly provided in this Agreement, the General Partner shall have full, complete and exclusive discretion to manage and control the business of the Partnership for the purposes herein stated, and shall make all decisions affecting the business and assets of the Partnership. Subject to the restrictions specifically contained in this Agreement, the powers of the General Partner shall include, without limitation, the authority to take the following actions on behalf of the Partnership:

(i)  to acquire, purchase, own, operate, lease and dispose of any real property and any other property or assets including, but not limited to, notes and mortgages that the General Partner determines are necessary or appropriate in the business of the Partnership;

(ii)  to construct buildings and make other improvements on the properties owned or leased by the Partnership;

(iii)  to authorize, issue, sell, redeem or otherwise purchase any Partnership Units or any securities (including secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into any class or series of Partnership Units, or Rights relating to any class or series of Partnership Units) of the Partnership;

(iv)  to borrow or lend money for the Partnership, issue or receive evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any such indebtedness, and secure indebtedness by mortgage, deed of trust, pledge or other lien on the Partnership’s assets;

(v)  to pay, either directly or by reimbursement, for all operating costs and general administrative expenses of the Partnership to third parties or to the General Partner or its Affiliates as set forth in this Agreement;

(vi)  to guarantee or become a co-maker of indebtedness of any Subsidiary of the General Partner or the Partnership, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any such guarantee or indebtedness, and secure such guarantee or indebtedness by mortgage, deed of trust, pledge or other lien on the Partnership’s assets;

(vii)  to use assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with this Agreement, including, without limitation, payment, either directly or by reimbursement, of all operating costs and general and administrative expenses of the General Partner, the Partnership or any Subsidiary of either, to third parties or to the General Partner as set forth in this Agreement;

(viii)  to lease all or any portion of any of the Partnership’s assets, whether or not the terms of such leases extend beyond the termination date of the Partnership and whether or not any portion of the Partnership’s assets so leased are to be occupied by the lessee, or, in turn, subleased in whole or in part to others, for such consideration and on such terms as the General Partner may determine;

(ix)  to prosecute, defend, arbitrate or compromise any and all claims or liabilities in favor of or against the Partnership, on such terms and in such manner as the General Partner may reasonably determine, and similarly to prosecute, settle or defend litigation with respect to the Partners, the Partnership or the Partnership’s assets;

(x)  to file applications, communicate and otherwise deal with any and all governmental agencies having jurisdiction over, or in any way affecting, the Partnership’s assets or any other aspect of the Partnership’s business;

(xi)  to make or revoke any election permitted or required of the Partnership by any taxing authority;

(xii)  to maintain such insurance coverage for public liability, fire and casualty, and any and all other insurance for the protection of the Partnership, for the conservation of Partnership assets, or for any other purpose convenient or beneficial to the Partnership, in such amounts and such types, as it shall determine from time to time;

(xiii)  to determine whether or not to apply any insurance proceeds for any property to the restoration of such property or to distribute the same;

(xiv)  to establish one or more divisions of the Partnership, to hire and dismiss employees of the Partnership or any division of the Partnership, and to retain legal counsel, accountants, consultants, real estate brokers and such other persons as the General Partner may deem necessary or appropriate in connection with the Partnership business and to pay therefor such reasonable remuneration as the General Partner may deem reasonable and proper;

(xv)  to retain other services of any kind or nature in connection with the Partnership business, and to pay therefor such remuneration as the General Partner may deem reasonable and proper;

(xvi)  to negotiate and conclude agreements on behalf of the Partnership with respect to any of the rights, powers and authority conferred upon the General Partner;

(xvii)  to maintain accurate accounting records and to file promptly all federal, state and local income tax returns on behalf of the Partnership;

(xviii)  to distribute Partnership cash or other Partnership assets in accordance with this Agreement;

(xix)  to form or acquire an interest in, and contribute property to, any further limited or general partnerships, joint ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to, its Subsidiaries and any other Person in which it has an equity interest from time to time);

(xx)  to establish Partnership reserves for working capital, capital expenditures, contingent liabilities or any other valid Partnership purpose;

(xxi)  subject to Section 11.02, to merge, consolidate or combine the Partnership with or into another Person;

(xxii)  to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code;

(xxiii)  to take such other action, execute, acknowledge, swear to or deliver such other documents and instruments, and perform any and all other acts that the General Partner deems necessary or appropriate for the formation, continuation and conduct of the business and affairs of the Partnership and to possess and enjoy all of the rights and powers of a general partner as provided by the Act; and

(xxiv)  to take such other action, execute, acknowledge, swear to or deliver such other documents and instruments, and perform any and all other acts that the General Partner deems necessary or appropriate such that the General Partner shall continue to satisfy the requirements for qualification as a REIT under the Code and Regulations (“REIT Requirements”) and avoid any federal income or excise tax liability; provided, however, the General Partner shall not be bound to comply with this covenant to the extent any distributions required to be made in order to satisfy the REIT Requirements would violate the Act or other applicable law or contravene the terms of any notes, mortgages or other types of debt obligations to which the Partnership may be subject in conjunction with borrowed funds.

(b)  Except as otherwise provided herein or in the Act, to the extent the duties of the General Partner require expenditures of funds to be paid to third parties, the General Partner shall not have any obligations hereunder except to the extent that Partnership funds are reasonably available to it for the performance of such duties, and nothing herein contained shall be deemed to authorize or require the General Partner, in its capacity as such, to expend its individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Partnership.

6.02 Delegation of Authority.  The General Partner may delegate any or all of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Partnership, which Person may, under supervision of the General Partner, perform any acts or services for the Partnership as the General Partner may approve.

6.03 Indemnification and Exculpation of Indemnitees.

(a)  To the fullest extent permitted by law, the Partnership shall indemnify an Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership as set forth in this Agreement in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. The parties hereto agree, that the termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 6.03(a). The parties hereto agree, that the termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the Indemnitee acted in a manner contrary to that specified in this Section 6.03(a). Any indemnification pursuant to this Section 6.03 shall be made only out of the assets of the Partnership.

(b)  The Partnership shall reimburse an Indemnitee for reasonable expenses incurred by an Indemnitee who is a party to a proceeding in advance of the final disposition of the proceeding upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 6.03 has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

(c)  The indemnification provided by this Section 6.03 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity.

(d)  The Partnership may purchase and maintain insurance, as an expense of the Partnership, on behalf of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e)  For purposes of this Section 6.03, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 6.03; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is not opposed to the best interests of the Partnership.

(f)  In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)  An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.03 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)  The provisions of this Section 6.03 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i)  Any amendment, modification or repeal of this Section 6.03 or any provision hereof shall be prospective only and shall not in any way affect the indemnification of an Indemnitee by the Partnership under this Section 6.03 as in effect immediately prior to such amendment, modification or repeal with respect to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when claims relating to such matters may arise or be asserted.

6.04 Liability of the General Partner.

(a)  Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership or any Partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission if any such party acted in good faith. Notwithstanding any provision of this Agreement or otherwise applicable provision of law or equity, the General Partner shall not be in breach of any duty (fiduciary or otherwise) that the General Partner may owe to the Limited Partners or the Partnership or any other Persons bound by this Agreement provided the General Partner, acting in good faith, abides by the terms of this Agreement.

(b)  Notwithstanding any provision of this Agreement or otherwise applicable provision of law or equity, the Limited Partners expressly acknowledge that the General Partner is acting for the benefit of the Partnership, the Limited Partners and the General Partner’s stockholders collectively, and that, to the fullest extent permitted by law, the General Partner has no duty (fiduciary or otherwise) and is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners or the tax consequences of some, but not all, of the Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions. In the event of a conflict between the interests of the stockholders of the General Partner on the one hand and the Limited Partners on the other, the General Partner shall endeavor in good faith to resolve the conflict in a manner not adverse to either the stockholders of the General Partner or the Limited Partners; provided, however, that for so long as the General Partner owns a controlling interest in the Partnership, any such conflict that the General Partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either the stockholders of the General Partner or the Limited Partners shall be resolved in favor of the stockholders of the General Partner. The General Partner shall not be liable to the Partners or the Partnership for monetary damages for losses sustained, liabilities incurred or benefits not derived by the Limited Partners or the Partnership in connection with such decisions.

(c)  Subject to its obligations and duties as General Partner set forth in Section 6.01 hereof, the General Partner may exercise any of the powers granted to it under this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be responsible or liable to the Limited Partners or the Partnership for any misconduct or negligence on the part of any such agent appointed by it in good faith.

(d)  Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the General Partner to continue to qualify as a REIT or (ii) to prevent the General Partner from incurring any taxes under Section 857, Section 4981 or any other provision of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

(e)  Any amendment, modification or repeal of this Section 6.04 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner’s or any of its officer’s, director’s, agent’s or employee’s liability to the Partnership and the Limited Partners under this Section 6.04 as in effect immediately prior to such amendment, modification or repeal with respect to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when claims relating to such matters may arise or be asserted.

6.05 Partnership Obligations.

(a)  Except as provided in this Section 6.05 and elsewhere in this Agreement (including the provisions of Articles V and VI hereof regarding distributions, payments and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

(b)  All Administrative Expenses shall be obligations of the Partnership, and the General Partner shall be entitled to reimbursement by the Partnership for any expenditure (including Administrative Expenses) incurred on behalf of the Partnership that shall be made other than out of the funds of the Partnership.

6.06 Outside Activities.  Subject to Section 6.08 hereof, the Charter and any agreements entered into by the General Partner or its Affiliates with the Partnership or a Subsidiary, any officer, director, employee, agent, trustee, Affiliate or stockholders of the General Partner and the General Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities substantially similar or identical to those of the Partnership, and the doctrine of corporate opportunity or any analogous doctrine shall not apply to such business interest or activities. Neither the Partnership nor any of the Limited Partners shall have any rights by virtue of this Agreement in any such business ventures, interest or activities. None of the Limited Partners nor any other Person bound by this Agreement shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any such business ventures, interests or activities, and the General Partner, (i) shall have no duty or obligation (fiduciary or otherwise) pursuant to this Agreement to offer any interest in any such business ventures, interests and activities to the Partnership or any Limited Partner, even if such opportunity is of a character that, if presented to the Partnership or any Limited Partner, could be taken by such Person, and (ii) shall not be liable to the Partnership or to the Limited Partners for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that the General Partner pursues or acquires for, or directs such business ventures, interests or activities to another Person or does not communicate such opportunity or information to the Partnership.

6.07 Employment or Retention of Affiliates.

(a)  Any Affiliate of the General Partner may be employed or retained by the Partnership and may otherwise deal with the Partnership (whether as a buyer, lessor, lessee, manager, furnisher of goods or services, broker, agent, lender or otherwise) and may receive from the Partnership any compensation, price or other payment therefor that the General Partner determines to be fair and reasonable.

(b)  The Partnership may lend or contribute to its Subsidiaries or other Persons in which it has an equity investment, and such Persons may borrow funds from the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner. The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

(c)  The Partnership may transfer assets to joint ventures, other partnerships, corporations or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as the General Partner deems are consistent with this Agreement and applicable law.

6.08 General Partner Activities.  The General Partner agrees that, generally, all business activities of the General Partner, including activities pertaining to the acquisition, development, ownership of or investment in single tenant freestanding commercial real estate and related assets, shall be conducted through the Partnership or one or more Subsidiary Partnerships; provided, however, that, subject to Section 4.02(a)(ii), the General Partner may make direct acquisitions or undertake business activities if such acquisitions or activities are made in connection with the issuance of Additional Securities by the General Partner or the business activity has been approved by a majority of the Independent Directors.

6.09 Title to Partnership Assets.  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

6.10 Redemption of General Partner’s Partnership Units.  In the event the General Partner redeems or repurchases any REIT Shares, then the General Partner shall cause the Partnership to purchase from the General Partner a number of Partnership Units as determined based on the application of the Conversion Factor on the same terms that the General Partner redeemed such REIT Shares. Moreover, if the General Partner makes a cash tender offer or other offer to acquire REIT Shares, then the General Partner shall cause the Partnership to make a corresponding offer to the General Partner to acquire an equal number of Partnership Units held by the General Partner. In the event any REIT Shares are redeemed or repurchased by the General Partner pursuant to such offer, the Partnership shall redeem or repurchase an equivalent number of the General Partner’s Partnership Units for an equivalent purchase price based on the application of the Conversion Factor.

ARTICLE VII
CHANGES IN GENERAL PARTNER

7.01 Transfer of the General Partner’s Partnership Interest.

(a)  The General Partner shall not transfer all or any portion of its General Partner Interests, and the General Partner shall not withdraw as General Partner, except as provided in or in connection with a transaction contemplated by Section 7.01(c) hereof.

(b)  The General Partner agrees that its General Partner Interest will at all times be in the aggregate at least 0.1% of the Partnership Interests.

(c)  Notwithstanding anything in this Section 7.01, the General Partner may transfer all or any portion of its General Partner Interest to any wholly owned Subsidiary of the General Partner that is (i) (A) either a state law corporation or is eligible to make, and has validly made, an election pursuant to Treas. Regs. Sec. 301.7701-3 to be treated as an association taxable as a corporation for U.S. federal income tax purposes and (B) a TRS, or (ii) an entity that is wholly owned by the General Partner and treated as disregarded for federal income tax purposes, and following a transfer of all of its General Partner Interest, may withdraw as General Partner. In the event that the General Partner transfers its entire General Partner Interest and the transferee is admitted to the Partnership as a substitute General Partner in accordance with this Agreement, such transferee shall be deemed admitted to the Partnership as a General Partner immediately prior to the transfer and such transferee shall continue the business of the Partnership without dissolution.

7.02 Merger of General Partner.

(a)  Except as otherwise provided in Section 7.02(b) or (c) hereof, the General Partner shall not engage in any merger, consolidation or other combination with or into another Person or sale of all or substantially all of its assets (other than in connection with a change in the General Partner’s state of incorporation or organizational form), in each case which results in a Change of Control of the General Partner (a “Transaction”), unless at least one of the following conditions is met:

(i)  the consent of a Majority in Interest (other than the Percentage Interest held by the General Partner or any Subsidiary of the General Partner) is obtained;

(ii)  as a result of such Transaction, all Limited Partners will receive, or have the right to receive, for each Partnership Unit held by such Limited Partners an amount of cash, securities or other property equal in value to the product of the Conversion Factor and the greatest amount of cash, securities or other property paid in the Transaction to a holder of one REIT Share in consideration of one REIT Share, provided, that if, in connection with such Transaction, a purchase, tender or exchange offer (“Offer”) shall have been made to and accepted by the holders of more than 50% of the outstanding REIT Shares, each holder of Partnership Units (other than the General Partner and any Subsidiary of the General Partner) shall be given the option to exchange its Partnership Units for the greatest amount of cash, securities or other property that such Limited Partner would have received had it (A) exercised its OP Unit Redemption Right pursuant to Section 8.04 hereof and (B) sold, tendered or exchanged pursuant to the Offer the REIT Shares received upon exercise of the OP Unit Redemption Right immediately prior to the expiration of the Offer; or

(iii)  the General Partner is the surviving entity in the Transaction and either (A) the holders of REIT Shares do not receive cash, securities or other property in the Transaction or (B) all Limited Partners receive for each Partnership Unit held by such Limited Partners an amount of cash, securities or other property (expressed as an amount per REIT Share) that is no less in value than the product of the Conversion Factor and the greatest amount of cash, securities or other property (expressed as an amount per REIT Share) received in the Transaction by any holder of REIT Shares.

(b)  Notwithstanding Section 7.02(a) hereof, the General Partner may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity (the “Survivor”), other than Partnership Units held by the General Partner, are contributed, directly or indirectly, to the Partnership as a Capital Contribution in exchange for Partnership Units with a fair market value equal to the value of the assets so contributed as determined by the Survivor in good faith and (ii) the Survivor expressly agrees to assume all obligations of the General Partner hereunder. Notwithstanding any provision of this Agreement and without the consent of any other person, upon such contribution and assumption, (i) for all purposes of this Agreement, if the General Partner is not the Survivor, the Survivor, shall be deemed to be the “General Partner” hereunder and shall be deemed to be admitted as the general partner of the Partnership, upon its execution of a counterpart to this Agreement, effective simultaneously with the merger or consolidation, (ii) the Survivor shall continue the business of the Partnership without dissolution, and (iii) the Survivor shall have the right and duty to amend this Agreement as set forth in this Section 7.02(b) or in any other manner, if applicable, to reflect the change in the general partner of the Partnership. The Survivor shall in good faith arrive at a new method for the calculation of the Cash Amount, the REIT Shares Amount and Conversion Factor for a Partnership Unit after any such merger or consolidation so as to approximate the existing method for such calculation as closely as reasonably possible. Such calculation shall take into account, among other things, the kind and amount of securities, cash and other property that was receivable upon such merger or consolidation by a holder of REIT Shares or options, warrants or other rights relating thereto, and which a holder of Partnership Units could have acquired had such Partnership Units been exchanged immediately prior to such merger or consolidation. Such amendment to this Agreement shall provide for adjustment to such method of calculation, which shall be as nearly equivalent as may be practicable to the adjustments provided for with respect to the Conversion Factor. The Survivor also shall in good faith modify the definition of REIT Shares and make such amendments to Section 8.04 hereof so as to approximate the existing rights and obligations set forth in Section 8.04 hereof as closely as reasonably possible. The above provisions of this Section 7.02(b) shall similarly apply to successive mergers or consolidations permitted hereunder.

Notwithstanding anything in this Section 7.02, the General Partner may engage in a transaction required by law or by the rules of any national securities exchange or over-the-counter interdealer quotation system on which the REIT Shares are listed or traded.

7.03 Admission of a Substitute or Additional General Partner.  A Person shall be admitted as a substitute or additional General Partner of the Partnership only if the following terms and conditions are satisfied:

(a)  the Person to be admitted as a substitute or additional General Partner shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart hereof, and an amendment to the Certificate of Limited Partnership of the Partnership evidencing the admission of such Person as a General Partner shall have been filed with the office of the Secretary of State of the State of Delaware;

(b)  if the Person to be admitted as a substitute or additional General Partner is a corporation or a partnership, it shall have provided the Partnership with evidence satisfactory to counsel for the Partnership of such Person’s authority to become a General Partner and to be bound by the terms and provisions of this Agreement; and

(c)  counsel for the Partnership shall have rendered an opinion (relying on such opinions from other counsel as may be necessary) that the admission of the Person to be admitted as a substitute or additional General Partner is in conformity with the Act, that none of the actions taken in connection with the admission of such Person as a substitute or additional General Partner will cause (i) the Partnership to be classified other than as a partnership for federal income tax purposes, or (ii) the loss of any Limited Partner’s limited liability.

7.04 Effect of Bankruptcy, Withdrawal, Death or Dissolution of General Partner.

(a)  Upon the occurrence of an Event of Bankruptcy as to the General Partner (and its removal pursuant to Section 7.05(a) hereof) or the withdrawal, removal or dissolution of the General Partner or any other event that results in the General Partner ceasing to be a general partner of the Partnership under the Act, the Partnership shall be dissolved and its affairs wound up unless the business of the Partnership is continued pursuant to Section 7.04(b) hereof. Notwithstanding anything in this Agreement to the contrary, any successor to the General Partner by merger or consolidation in compliance with Section 7.02(b) shall, without further act of any Person, be the General Partner hereunder, and such merger or consolidation shall not constitute a transfer for purposes of this Agreement and the Partnership shall continue without dissolution.

(b)  Following the occurrence of an Event of Bankruptcy as to the General Partner (and its removal pursuant to Section 7.05(a) hereof) or the withdrawal, removal or dissolution of the General Partner or any other event that resulting the General Partner ceasing to be a general partner of the Partnership under the Act, the Partnership shall not be dissolved or wound up if the Limited Partners, within 90 days after such occurrence, elect to continue the business of the Partnership for the balance of the term specified in Section 2.04 hereof by selecting effective as of such occurrence, subject to Section 7.03 hereof in writing or vote, a substitute General Partner by consent of a Majority in Interest. Any substitute General Partner selected by the

Limited Partners in accordance with this Section 7.05(b) and admitted to the Partnership in accordance with Section 7.03, shall be deemed admitted to the Partnership effective simultaneously with the occurrence of the event that caused the General Partner to cease to be a general partner of the Partnership. If the Limited Partners elect to continue the business of the Partnership and admit a substitute General Partner, the relationship with the Partners and of any Person who has acquired an interest of a Partner in the Partnership shall be governed by this Agreement.

7.05 Removal of General Partner.

(a)  Upon the occurrence of an Event of Bankruptcy as to, or the dissolution of, the General Partner, the General Partner shall be deemed to be removed automatically. To the fullest extent permitted by law, the Limited Partners may not remove the General Partner, with or without cause.

(b)  If the General Partner has been removed pursuant to this Section 7.05 and the Partnership is continued pursuant to Section 7.04 hereof, the General Partner shall promptly transfer and assign its General Partner Interest in the Partnership to the substitute General Partner approved by a Majority in Interest in accordance with Section 7.04(b) hereof and otherwise be admitted to the Partnership in accordance with Section 7.03 hereof. At the time of assignment, the removed General Partner shall be entitled to receive from the substitute General Partner the fair market value of the General Partner Interest of such removed General Partner as reduced by any damages caused to the Partnership by such General Partner. Such fair market value shall be determined by an appraiser mutually agreed upon by the General Partner and a Majority in Interest within ten days following the removal of the General Partner. In the event that the parties are unable to agree upon an appraiser, the removed General Partner and a Majority in Interest each shall select an appraiser. Each such appraiser shall complete an appraisal of the fair market value of the removed General Partner’s General Partner Interest within 30 days of the General Partner’s removal, and the fair market value of the removed General Partner’s General Partner Interest shall be the average of the two appraisals; provided, however, that if the higher appraisal exceeds the lower appraisal by more than 20% of the amount of the lower appraisal, the two appraisers, no later than 40 days after the removal of the General Partner, shall select a third appraiser who shall complete an appraisal of the fair market value of the removed General Partner’s General Partner Interest no later than 60 days after the removal of the General Partner. In such case, the fair market value of the removed General Partner’s General Partner Interest shall be the average of the two appraisals closest in value.

(c)  The General Partner Interest of a removed General Partner, during the time after default until transfer under Section 7.05(b) hereof, shall be converted to that of a special Limited Partner; provided, however, such removed General Partner shall not have any rights to participate in the management and affairs of the Partnership, and shall not be entitled to any portion of the income, expense, profit, gain or loss allocations or cash distributions allocable or payable, as the case may be, to the Limited Partners. Instead, such removed General Partner shall receive and be entitled only to retain distributions or allocations of such items that it would have been entitled to receive in its capacity as General Partner, until the transfer is effective pursuant to Section 7.05(b) hereof.

(d)  Notwithstanding any other provision of this Agreement, for so long as the General Partner is treated as a REIT for U.S. federal income tax purposes, to the fullest extent permitted by law, the General Partner shall not be removed unless (a) the General Partner’s economic interest in the Partnership shall be simultaneously transferred to another entity that is either (i) not an Affiliate of the General Partner or (ii) a TRS or (b) such removal would not otherwise result in the Partnership having only one partner for U.S. federal income tax purposes.

(e)  All Partners shall have given and hereby do give such consents, shall take such actions and shall execute such documents as shall be legally necessary and sufficient to effect all the foregoing provisions of this Section 7.05.

ARTICLE VIII
RIGHTS AND OBLIGATIONS OF THE LIMITED PARTNERS

8.01 Management of the Partnership.  The Limited Partners shall not participate in the management or control of Partnership business nor shall they transact any business for the Partnership, nor shall they have the power to sign for or bind the Partnership, such powers being vested solely and exclusively in the General Partner. Notwithstanding anything to the contrary contained in this Agreement, none of the actions taken by any of the Limited Partners hereunder shall constitute participation in the control of the business of the Partnership within the meaning of the Act.

8.02 Power of Attorney.  Each Limited Partner hereby irrevocably appoints the General Partner its true and lawful attorney-in-fact, who may act for each Limited Partner and in its name, place and stead, and for its use and benefit, to sign, acknowledge, swear to, deliver, file or record, at the appropriate public offices, any and all documents, certificates and instruments as may be deemed necessary or desirable by the General Partner to carry out fully the provisions of this Agreement and the Act in accordance with their terms, including duly adapted amendments hereto, which power of attorney is coupled with an interest and shall survive and not be affected by the subsequent death, dissolution or legal incapacity of the Limited Partner, or the transfer by the Limited Partner of any part or all of its Partnership Interest. This power of attorney may be exercised by such attorney-in-fact for all Limited Partners (or any of them) by a single signature of the General Partner acting as attorney-in-fact with or without listing all of the Limited Partners executing an instrument.

8.03 Limitation on Liability of Limited Partners.  No Limited Partner, in its capacity as such, shall be liable for any debts, liabilities, contracts or obligations of the Partnership. Except as otherwise provided in this Agreement or under the Act, a Limited Partner shall be liable to the Partnership only to make payments of its Capital Contribution, if any, as and when due hereunder. After its Capital Contribution is fully paid, no Limited Partner shall, except as otherwise required by the Act or as otherwise provided for herein, be required to make any further Capital Contributions or other payments or lend any funds to the Partnership.

8.04 OP Unit Redemption Right.

(a)  Subject to Sections 8.04(b), (c), (d), (e), (f) and (g) hereof and the provisions of any agreements between the Partnership and one or more Limited Partners with respect to OP Units held by them, each Limited Partner, shall have the right (the “OP Unit Redemption Right”) to require the Partnership to redeem on a Specified Redemption Date all or a portion of the OP Units held by such Limited Partner at a redemption price equal to and in the form of the OP Unit Redemption Amount to be paid by the Partnership, provided, that such OP Units shall have been outstanding for at least one year (or such lesser time as determined by the General Partner in its sole and absolute discretion), which period shall include the period that Partnership Units that were converted into such OP Units were held, and subject to any restriction agreed to in writing between the Redeeming Limited Partner and the General Partner. The OP Unit Redemption Right shall be exercised pursuant to a Notice of Exercise of Redemption Right in substantially the form attached hereto as Exhibit B delivered to the Partnership (with a copy to the General Partner) by the Limited Partner who is exercising the OP Unit Redemption Right (the “Redeeming Limited Partner”); provided, however, that the Partnership shall, in its sole and absolute discretion, have the option to deliver either the Cash Amount or the REIT Shares Amount; provided, further, that the Partnership shall not be obligated to satisfy such OP Unit Redemption Right if the General Partner elects to purchase the OP Units subject to the Notice of Redemption; and provided, further, that no Limited Partner may deliver more than two Notices of Redemption during each calendar year. A Limited Partner may not exercise the OP Unit Redemption Right for less than one thousand (1,000) OP Units or, if such Limited Partner holds less than one thousand (1,000) OP Units, all of the OP Units held by such Limited Partner. The Redeeming Limited Partner shall have no right, with respect to any OP Units so redeemed, to receive any distribution paid with respect to OP Units if the record date for such distribution is on or after the Specified Redemption Date.

(b)  Notwithstanding the provisions of Section 8.04(a) hereof, a Limited Partner that exercises the OP Unit Redemption Right shall be deemed to have offered to sell the OP Units described in the Notice of Redemption to the General Partner, and the General Partner may, in its sole and absolute discretion, elect to purchase directly and acquire such OP Units by paying to the Redeeming Limited Partner either the Cash Amount or the REIT Shares Amount, as elected by the General Partner (in its sole and absolute discretion), on the Specified Redemption Date, whereupon the General Partner shall acquire the OP Units offered for redemption by the Redeeming Limited Partner and shall be treated for all purposes of this Agreement as the owner of such OP Units. If the General Partner shall elect to exercise its right to purchase OP Units under this

Section 8.04(b) with respect to a Notice of Redemption, it shall so notify the Redeeming Limited Partner within five business days after the receipt by the General Partner of such Notice of Redemption.

In the event the General Partner shall exercise its right to purchase OP Units with respect to the exercise of a OP Unit Redemption Right, the Partnership shall have no obligation to pay any amount to the Redeeming Limited Partner with respect to such Redeeming Limited Partner’s exercise of such OP Unit Redemption Right, and each of the Redeeming Limited Partner, the Partnership and the General Partner shall treat the transaction between the General Partner and the Redeeming Limited Partner for federal income tax purposes as a sale of the Redeeming Limited Partner’s OP Units to the General Partner. Each Redeeming Limited Partner agrees to execute such documents as the General Partner may reasonably require in connection with the issuance of REIT Shares upon exercise of the OP Unit Redemption Right.

(c)  Notwithstanding the provisions of Section 8.04(a) and 8.04(b) hereof, a Limited Partner shall not be entitled to exercise the OP Unit Redemption Right if the delivery of REIT Shares to such Limited Partner on the Specified Redemption Date by the General Partner pursuant to Section 8.04(b) hereof (regardless of whether or not the General Partner would in fact exercise its rights under Section 8.04(b) hereof) would (i) result in such Limited Partner or any other Person owning, directly or indirectly, REIT Shares in excess of the Aggregate Share Ownership Limit or any Excepted Holder Limit (each as defined in Charter) and calculated in accordance therewith, except as provided in the Charter, (ii) result in REIT Shares being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in the General Partner being “closely held” within the meaning of Section 856(h) of the Code, (iv) cause the General Partner to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of the General Partner’s, the Partnership’s or a Subsidiary Partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code, (v) otherwise cause the General Partner to fail to qualify as a REIT under the Code, or (vi) cause the acquisition of REIT Shares by such Limited Partner to be “integrated” with any other distribution of REIT Shares or OP Units for purposes of complying with the registration provisions of the Securities Act. The General Partner, in its sole and absolute discretion and without the consent of any other Partner or Person, may waive the restriction on redemption set forth in this Section 8.04(c).

(d)  Any Cash Amount to be paid to a Redeeming Limited Partner pursuant to this Section 8.04 shall be paid on the Specified Redemption Date; provided, however, that the General Partner may elect to cause the Specified Redemption Date to be delayed for up to an additional 90 days to the extent required for the General Partner to cause additional REIT Shares to be issued to provide financing to be used to make such payment of the Cash Amount. Any REIT Share Amount to be paid to a Redeeming Limited Partner pursuant to this Section 8.04 shall be paid on the Specified Redemption Date; provided, however, that the General Partner may elect to cause the Specified Redemption Date to be delayed for up to an additional 60 days to the extent required for the General Partner to cause additional REIT Shares to be issued. Notwithstanding the foregoing, the General Partner agrees to use its reasonable best efforts to cause the closing of the acquisition of redeemed OP Units hereunder to occur as quickly as reasonably possible.

(e)  Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law that apply upon a Redeeming Limited Partner’s exercise of the OP Unit Redemption Right. If a Redeeming Limited Partner believes that it is exempt from such withholding upon the exercise of the OP Unit Redemption Right, such Partner must furnish the General Partner with a FIRPTA Certificate in substantially the form attached hereto as Exhibit C-1 or Exhibit C-2 and any other documentation reasonably requested by the General Partner. If the Partnership or the General Partner is required to withhold and pay over to any taxing authority any amount upon a Redeeming Limited Partner’s exercise of the OP Unit Redemption Right and if the OP Unit Redemption Amount equals or exceeds the Withheld Amount, the Withheld Amount shall be treated as an amount received by such Partner in redemption of its OP Units. If, however, the OP Unit Redemption Amount is less than the Withheld Amount, the Redeeming Limited Partner shall not receive any portion of the OP Unit Redemption Amount, the OP Unit Redemption Amount shall be treated as an amount received by such Partner in redemption of its OP Units, and the Partner shall contribute the excess of the Withheld Amount over the OP Unit Redemption Amount to the Partnership before the Partnership is required to pay over such excess to a taxing authority.

(f)  Notwithstanding any other provision of this Agreement, the General Partner shall place appropriate restrictions on the ability of the Limited Partners to exercise their OP Unit Redemption Rights as and if deemed necessary to ensure that the Partnership does not constitute a “publicly traded partnership” under Section 7704 of the Code. If and when the General Partner determines that imposing such restrictions is necessary, the General Partner shall give prompt written notice thereof (a “Restriction Notice”) to each of the Limited Partners, which notice shall be accompanied by a copy of an opinion of counsel to the Partnership that states that, in the opinion of such counsel, restrictions are desirable in order to avoid the Partnership being treated as a “publicly traded partnership” under Section 7704 of the Code.

8.05 Registration.  Subject to the terms of any agreement between the General Partner and a Limited Partner with respect to OP Units held by such Limited Partner that includes provisions relating to registration rights (each a “Separate Registration Rights Agreement”):

(a)  Shelf Registration of the REIT Shares.  Following the date on which the General Partner becomes eligible to use a registration statement on Form S-3 for the registration of securities under the Securities Act (the “S-3 Eligible Date”) and within the time period that may be agreed by the General Partner and a Limited Partner, the General Partner shall file with the Commission a shelf registration statement under Rule 415 of the Securities Act (a “Registration Statement”), or any similar rule that may be adopted by the Commission, covering (i) the issuance of REIT Shares issuable upon redemption of the OP Units held by such Limited Partner (“Redemption Shares”) and/or (ii) the resale by the holder of the Redemption Shares, with respect to OP Units issued prior to the S-3 Eligible Date; provided, however, that the General Partner shall be required to file only two such registrations in any 12-month period. In connection therewith, the General Partner will:

(1)  use its reasonable best efforts to have such Registration Statement declared effective;

(2)  furnish to each holder of Redemption Shares such number of copies of prospectuses, and supplements or amendments thereto, and such other documents as such holder reasonably requests;

(3)  register or qualify the Redemption Shares covered by the Registration Statement under the securities or blue sky laws of such jurisdictions within the United States as any holder of Redemption Shares shall reasonably request, and do such other reasonable acts and things as may be required of it to enable such holders to consummate the sale or other disposition in such jurisdictions of the Redemption Shares; provided, however, that the General Partner shall not be required to (i) qualify as a foreign corporation or consent to a general or unlimited service or process in any jurisdictions in which it would not otherwise be required to be qualified or so consent or (ii) qualify as a dealer in securities; and

(4)  otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission.

The General Partner further agrees to supplement or make amendments to each Registration Statement, if required by the rules, regulations or instructions applicable to the registration form utilized by the General Partner or by the Securities Act or rules and regulations thereunder for such Registration Statement. Each Limited Partner agrees to furnish to the General Partner, upon request, such information with respect to the Limited Partner as may be required to complete and file the Registration Statement.

In connection with and as a condition to the General Partner’s obligations with respect to the filing of a Registration Statement pursuant to this Section 8.05, each Limited Partner agrees with the General Partner that:

(x)  it will not offer or sell its Redemption Shares until (A) such Redemption Shares have been included in a Registration Statement and (B) it has received copies of a prospectus, and any supplement or amendment thereto, as contemplated by Section 8.05(a) hereof, and receives notice that the Registration Statement covering such Redemption Shares, or any post-effective amendment thereto, has been declared effective by the Commission;

(y)  if the General Partner determines in its good faith judgment, after consultation with counsel, that the use of the Registration Statement, including any post effective amendment thereto, or the use of any prospectus contained in such Registration Statement would require the disclosure of important information that the General Partner has a bona fide business purpose for preserving as confidential or the disclosure of which would impede the General Partner’s ability to consummate a significant transaction, upon written notice of such determination by the General Partner, the rights of each Limited Partner to offer, sell or distribute its Redemption Shares pursuant to such Registration Statement or prospectus or to require the General Partner to take action with respect to the registration or sale of any Redemption Shares pursuant to a Registration Statement (including any action contemplated by this Section 8.05) will be suspended until the date upon which the General Partner notifies such Limited Partner in writing (which notice shall be deemed sufficient if given through the issuance of a press release) that suspension of such rights for the grounds set forth in this paragraph is no longer necessary; provided, however, that the General Partner may not suspend such rights for an aggregate period of more than 90 days in any 12-month period; and

(z)  in the case of the registration of any underwritten equity offering proposed by the General Partner (other than any registration by the General Partner on Form S-8, or a successor or substantially similar form, of (A) an employee share option, share purchase or compensation plan or of securities issued or issuable pursuant to any such plan or (B) a dividend reinvestment plan), each Limited Partner will agree, if requested in writing by the managing underwriter or underwriters administering such offering, not to effect any offer, sale or distribution of any REIT Shares or Redemption Shares (or any option or right to acquire REIT Shares or Redemption Shares) during the period commencing on the tenth day prior to the expected effective date (which date shall be stated in such notice) of the registration statement covering such underwritten primary equity offering or, if such offering shall be a “take-down” from an effective shelf registration statement, the tenth day prior to the expected commencement date (which date shall be stated in such notice) of such offering, and ending on the date specified by such managing underwriter in such written request to the Limited Partners; provided, however, that no Limited Partner shall be required to agree not to effect any offer, sale or distribution of its Redemption Shares for a period of time that is longer than the greater of 90 days or the period of time for which any senior executive of the General Partner is required so to agree in connection with such offering. Nothing in this paragraph shall be read to limit the ability of any Limited Partner to redeem its OP Units in accordance with the terms of this Agreement.

(b)  Listing on Securities Exchange.  If the General Partner lists or maintains the listing of REIT Shares on any securities exchange or national market system, it shall, at its expense and as necessary to permit the registration and sale of the Redemption Shares hereunder, list thereon, maintain and, when necessary, increase such listing to include such Redemption Shares.

(c)  Registration Not Required.  Notwithstanding the foregoing, the General Partner shall not be required to file or maintain the effectiveness of a registration statement relating to Redemption Shares after the first date upon which, in the opinion of counsel to the General Partner, all of the Redemption Shares covered thereby could be sold by the holders thereof pursuant to Rule 144 under the Securities Act, or any successor rule thereto.

(d)  Allocation of Expenses.  The Partnership shall pay all expenses in connection with the Registration Statement, including without limitation (i) all expenses incident to filing with the Financial Industry Regulatory Authority, Inc., (ii) registration fees, (iii) printing expenses, (iv) accounting and legal fees and expenses, except to the extent holders of Redemption Shares elect to engage accountants or attorneys in addition to the accountants and attorneys engaged by the General Partner or the Partnership, which fees and expenses for such accountants or attorneys shall be for the account of the holders of the Redemption Shares, (v) accounting expenses incident to or required by any such registration or qualification and (vi) expenses of complying with the securities or blue sky laws of any jurisdictions in connection with such registration or qualification; provided, however, neither the Partnership nor the General Partner shall be liable for (A) any discounts or commissions to any underwriter or broker attributable to the sale of Redemption Shares, or (B) any fees or expenses incurred by holders of Redemption Shares in connection with such registration that, according to the written instructions of any regulatory authority, the Partnership or the General Partner is not permitted to pay.

(e)  Indemnification.

(i)  In connection with the Registration Statement, to the fullest extent permitted by law, the General Partner and the Partnership agree to indemnify holders of Redemption Shares within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) caused by any untrue, or alleged untrue, statement of a material fact contained in the Registration Statement, preliminary prospectus or prospectus (as amended or supplemented if the General Partner shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement, alleged untrue statement, omission, or alleged omission based upon information furnished to the General Partner by the Limited Partner or the holder of Redemption Shares for use therein. The General Partner and each officer, director and controlling Person of the General Partner and the Partnership shall be indemnified by each Limited Partner or holder of Redemption Shares covered by the Registration Statement for all such losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) caused by any untrue, or alleged untrue, statement or any omission, or alleged omission, based upon information furnished to the General Partner or the Partnership by the Limited Partner or the holder for use therein.

(ii)  Promptly upon receipt by a party indemnified under this Section 8.05(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 8.05(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure to so notify the indemnifying party shall not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 8.05(e) unless such failure shall materially adversely affect the defense of such action. In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) have been advised by such counsel that representation of such indemnified party and the indemnifying party by the same counsel would be inappropriate under applicable standards of professional conduct (in which case the indemnified party shall have the right to separate counsel and the indemnifying party shall pay the reasonable fees and expenses of such separate counsel, provided, that the indemnifying party shall not be liable for more than one separate counsel). No indemnifying party shall be liable to any indemnified party for any settlement entered into without its consent.

(f)  Contribution.

(i)  If for any reason the indemnification provisions contemplated by Section 8.05(e) hereof are either unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then the party that would otherwise be required to provide indemnification or the indemnifying party (in either case, for purposes of this Section 8.05(f), the “Indemnifying Party”) in respect of such losses, claims, damages or liabilities, shall contribute to the amount paid or payable by the party that would otherwise be entitled to indemnification or the indemnified party (in either case, for purposes of this Section 8.05(f), the “Indemnified Party”) as a result of such losses, claims, damages, liabilities or expense, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact related to information supplied by the Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party.

(ii)  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8.05(f) were determined by pro rata allocation (even if the holders were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person determined to have committed a fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(iii)  The contribution provided for in this Section 8.05(f) shall survive the termination of this Agreement and shall remain in full force and effect regardless of any investigation made by or on behalf of any Indemnified Party.

(g)  Conflict.  With respect to any Limited Partner, in the event of a conflict between the provisions of this Section 8.05 and any Separate Registration Rights Agreement, the provisions of the Separate Registration Rights Agreement shall control.

ARTICLE IX
TRANSFERS OF PARTNERSHIP INTERESTS

9.01 Purchase for Investment.

(a)  Each Limited Partner, by its signature below or by its subsequent admission to the Partnership, hereby represents and warrants to the General Partner and to the Partnership that the acquisition of such Limited Partner’s Partnership Units is made for investment purposes only and not with a view to the resale or distribution of such Partnership Units.

(b)  Subject to the provisions of Section 9.02 hereof, each Limited Partner agrees that such Limited Partner will not Transfer such Limited Partner’s Partnership Units or any fraction thereof, whether voluntarily or by operation of law or at judicial sale or otherwise, to any Person who does not make the representations and warranties to the General Partner set forth in Section 9.01(a) hereof.

9.02 Restrictions on Transfer of Partnership Units.

(a)  Subject to the provisions of Sections 9.02(b), (c) and (d) hereof, to the fullest extent permitted by law, no Limited Partner may offer, sell, assign, hypothecate, pledge or otherwise transfer all or any portion of such Limited Partner’s Partnership Units, or any of such Limited Partner’s economic rights as a Limited Partner, whether voluntarily or by operation of law or at judicial sale or otherwise (collectively, a “Transfer”) without the consent of the General Partner, which consent may be granted or withheld in its sole and absolute discretion. The General Partner may require, as a condition of any Transfer to which it consents, that the transferor assume all costs incurred by the Partnership in connection therewith.

(b)  No Limited Partner may withdraw from the Partnership other than as a result of a permitted Transfer (i.e., a Transfer consented to as contemplated by clause (a) above or clause (c) below or a Transfer pursuant to Section 9.05 hereof) of all of such Limited Partner’s Partnership Units pursuant to this Article IX or pursuant to a redemption of all of such Limited Partner’s OP Units pursuant to Section 8.04 hereof. Upon the permitted Transfer or redemption of all of a Limited Partner’s OP Units, such Limited Partner shall cease to be a Limited Partner.

(c)  Subject to Sections 9.02(d), (e) and (f) hereof, a Limited Partner may Transfer, with the consent of the General Partner, all or a portion of such Limited Partner’s Partnership Units to such Limited Partner’s (i) parent or parent’s spouse, (ii) spouse, (iii) natural or adopted descendant or descendants, (iv) spouse of such Limited Partner’s descendant, (v) brother or sister, (vi) trust created by such Limited Partner for the primary benefit of such Limited Partner and/or any such Person(s) described in (i) through (v) above, of which trust such Limited Partner or any such Person(s) or bank or other commercial entity in the business of acting as a fiduciary in its ordinary course of business and having an equity capitalization of at least $100,000,000 is a trustee, (vii) a corporation, partnership or limited liability company controlled by a Person or Persons named in (i) through (v) above, or (viii) if the Limited Partner is an entity, its beneficial owners.

(d)  No Limited Partner may effect a Transfer of its Partnership Units, in whole or in part, if, in the opinion of legal counsel for the Partnership, such proposed Transfer would require the registration of the Partnership Units under the Securities Act or would otherwise violate any applicable federal or state securities or blue sky law (including investment suitability standards).

(e)  No Transfer by a Limited Partner of its Partnership Units, in whole or in part, may be made to any Person if the General Partner determines, in its commercially reasonable discretion, that (i) such Transfer would result in the Partnership being treated as an association taxable as a corporation (other than a qualified REIT subsidiary within the meaning of Section 856(i) of the Code), (ii) it would adversely affect the ability of the General Partner to continue to qualify as a REIT or subject the General Partner to any additional taxes under Section 857, Section 4981 or any other provision of the Code or (iii) such Transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code; provided, that if the General Partner secures an opinion of qualified United States tax counsel that the Partnership would, if such Transfer were completed, satisfy one or more provisions under Section 7704 of the Code and the Regulations promulgated thereunder such that the Partnership would not be treated as a “publicly traded partnership” for U.S. federal income tax purposes, then such Transfer shall not be prohibited by this Section 9.02(e).

(f)  To the fullest extent permitted by law, any purported Transfer in contravention of any of the provisions of this Article IX shall be void ab initio and ineffectual and shall not be binding upon, or recognized by, the General Partner or the Partnership.

(g)  Prior to the consummation of any Transfer under this Article IX, the transferor and/or the transferee shall deliver to the General Partner such opinions, certificates and other documents as the General Partner shall request in connection with such Transfer.

(h)  Notwithstanding anything to the contrary contained in this Section 9.02, ARC Real Estate Partners, LLC may Transfer any of its OP Units to its Members (as defined in the limited liability company agreement of ARC Real Estate Partners, LLC, dated July 26, 2010, by and among the signatories thereto, as amended from time to time), without the consent of the General Partner.

9.03 Admission of Substitute Limited Partner.

(a)  Subject to the other provisions of this Article IX, an assignee of the Partnership Units of a Limited Partner (which shall be understood to include any purchaser, transferee, donee or other recipient of any disposition of such Partnership Units) shall be deemed admitted as a Limited Partner of the Partnership only with the consent of the General Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion, and upon the satisfactory completion of the following:

(i)  The assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart or an amendment thereof, including a revised Exhibit A, and such other documents or instruments as the General Partner may require in order to effect the admission of such Person as a Limited Partner.

(ii)  The assignee shall have delivered a letter containing the representation set forth in Section 9.01(a) hereof and the representations and warranties set forth in Section 9.01(b) hereof.

(iii)  If the assignee is a corporation, partnership or trust, the assignee shall have provided the General Partner with evidence satisfactory to counsel for the Partnership of the assignee’s authority to become a Limited Partner under the terms and provisions of this Agreement.

(iv)  The assignee shall have executed a power of attorney containing the terms and provisions set forth in Section 8.02 hereof.

(v)  The assignee shall have paid all legal fees and other expenses of the Partnership and the General Partner and filing and publication costs in connection with its substitution as a Limited Partner.

(vi)  The assignee shall have obtained the prior written consent of the General Partner to its admission as a Substitute Limited Partner, which consent may be given or denied in the exercise of the General Partner’s sole and absolute discretion.

(b)  For the purpose of allocating Net Income and Net Loss and distributing cash received by the Partnership, a Substitute Limited Partner shall be treated as having become, and appearing in the records of the Partnership as, a Limited Partner on the later of the date specified in the transfer documents or the date on which the General Partner has received all necessary instruments of transfer and substitution.

(c)  The General Partner and the Substitute Limited Partner shall cooperate with each other by preparing the documentation required by this Section 9.03 and making all official filings and publications. The Partnership shall take all such action as promptly as practicable after the satisfaction of the conditions in this Article IX to the admission of such Person as a Limited Partner of the Partnership.

9.04 Rights of Assignees of Partnership Units.

(a)  Subject to the provisions of Sections 9.01 and 9.02 hereof, except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of its Partnership Units until the Partnership has received notice thereof.

(b)  Any Person who is the assignee of all or any portion of a Limited Partner’s Partnership Units, but does not become a Substitute Limited Partner and desires to make a further assignment of such Partnership Units, shall be subject to all the provisions of this Article IX to the same extent and in the same manner as any Limited Partner desiring to make an assignment of its Partnership Units.

9.05 Effect of Bankruptcy, Death, Incompetence or Termination of a Limited Partner.  To the fullest extent permitted by law, the occurrence of an Event of Bankruptcy as to a Limited Partner, the death of a Limited Partner or a final adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity) shall not, in and of itself, cause the termination or dissolution of the Partnership, and the business of the Partnership shall continue, and such Limited Partner’s personal representative (as defined in the Act) shall have the rights of such Limited Partner for the purpose of settling or managing such Limited Partner’s estate property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to assign all or any part of such Limited Partner’s Partnership Units and to join with the assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner.

9.06 Joint Ownership of Partnership Units.  A Partnership Unit may be acquired by two individuals as joint tenants with right of survivorship, provided, that such individuals either are married or are related and share the same home as tenants in common. The written consent or vote of both owners of any such jointly held Partnership Unit shall be required to constitute the action of the owners of such Partnership Unit; provided, however, that the written consent of only one joint owner will be required if the Partnership has been provided with evidence satisfactory to the counsel for the Partnership that the actions of a single joint owner can bind both owners under the applicable laws of the state of residence of such joint owners. Upon the death of one owner of a Partnership Unit held in a joint tenancy with a right of survivorship, the Partnership Unit shall become owned solely by the survivor as a Limited Partner and not as an assignee. The Partnership need not recognize the death of one of the owners of a jointly-held Partnership Unit until it shall have received notice of such death. Upon notice to the General Partner from either owner, the General Partner shall cause the Partnership Unit to be divided into two equal Partnership Units, which shall thereafter be owned separately by each of the former owners.

ARTICLE X
BOOKS AND RECORDS; ACCOUNTING; TAX MATTERS

10.01 Books and Records.  At all times during the continuance of the Partnership, the General Partner shall keep or cause to be kept at the Partnership’s specified office true and complete books of account in accordance with generally accepted accounting principles, including: (a) a current list of the full name and last known business address of each Partner, (b) a copy of the Certificate of Limited Partnership of the Partnership and all certificates of amendment thereto, (c) copies of the Partnership’s federal, state and local income tax returns and reports, (d) copies of this Agreement and any financial statements of the Partnership for the three most recent years and (e) all documents and information required under the Act. Any Limited Partner or its duly authorized representative, for any purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, upon paying the costs of collection, duplication and mailing, shall be entitled to inspect or copy such records during ordinary business hours.

10.02 Custody of Partnership Funds; Bank Accounts.

(a)  All funds of the Partnership not otherwise invested shall be deposited in one or more accounts maintained in such banking or brokerage institutions as the General Partner shall determine, and withdrawals shall be made only on such signature or signatures as the General Partner may, from time to time, determine.

(b)  All deposits and other funds not needed in the operation of the business of the Partnership may be invested by the General Partner. The funds of the Partnership shall not be commingled with the funds of any other Person except for such commingling as may necessarily result from an investment in those investment companies permitted by this Section 10.02(b).

10.03 Fiscal and Taxable Year.  The fiscal and taxable year of the Partnership shall be the calendar year unless otherwise required by the Code.

10.04 Annual Tax Information and Report.  Within 75 days after the end of each fiscal year of the Partnership, the General Partner shall furnish to each Person who was a Limited Partner at any time during such year the tax information necessary to file such Limited Partner’s individual tax returns as shall be reasonably required by law.

10.05 Tax Matters Partner; Tax Elections; Special Basis Adjustments.

(a)  The General Partner shall be the Tax Matters Partner of the Partnership. As Tax Matters Partner, the General Partner shall have the right and obligation to take all actions authorized and required, respectively, by the Code for the Tax Matters Partner. The General Partner shall have the right to retain professional assistance in respect of any audit of the Partnership by the Service and all out-of-pocket expenses and fees incurred by the General Partner on behalf of the Partnership as Tax Matters Partner shall constitute Partnership expenses. In the event the General Partner receives notice of a final Partnership adjustment under Section 6223(a)(2) of the Code, the General Partner shall either (i) file a court petition for judicial review of such final adjustment within the period provided under Section 6226(a) of the Code, a copy of which petition shall be mailed to all Limited Partners on the date such petition is filed, or (ii) mail a written notice to all Limited Partners, within such period, that describes the General Partner’s reasons for determining not to file such a petition.

(b)  All elections and determinations required or permitted to be made by the Partnership under the Code or any applicable state or local tax law shall be made by the General Partner in its sole and absolute discretion.

(c)  In the event of a transfer of all or any part of the Partnership Interest of any Partner, the Partnership, at the option of the General Partner, may elect pursuant to Section 754 of the Code to adjust the basis of the Properties. Notwithstanding anything contained in Article V of this Agreement, any adjustments made pursuant to Section 754 shall affect only the successor in interest to the transferring Partner and in no event shall be taken into account in establishing, maintaining or computing Capital Accounts for the other Partners for any purpose under this Agreement unless an adjustment to Capital Accounts is permitted under the Regulations promulgated under Section 704 of the Code. Each Partner will furnish the Partnership with all information necessary to give effect to such election.

(d)  In the event that the General Partner shall be removed or replaced pursuant to any provision of this Agreement, the successor to the General Partner shall assume the obligations of this Section 10.05.

(e)  The Partners, intending to be legally bound, hereby authorize the Partnership to make an election (the “Safe Harbor Election”) to have the “liquidation value” safe harbor provided in Proposed Treasury Regulation § 1.83-3(1) and the Proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43, as such safe harbor may be modified when such proposed guidance is issued in final form or as amended by subsequently issued guidance (the “Safe Harbor”), apply to any interest in the Partnership transferred to a service provider while the Safe Harbor Election remains effective, to the extent such interest meets the Safe Harbor requirements (collectively, such interests are referred to as “Safe Harbor Interests”). The Tax Matters Partner is authorized and directed to execute and file the Safe Harbor Election on behalf of the Partnership and the Partners. The Partnership and the Partners (including any Person to whom an interest in the Partnership is transferred in connection with the performance of services) hereby agree to comply with all requirements of the Safe Harbor (including forfeiture allocations) with respect to all Safe Harbor Interests and to prepare and file all U.S. federal income tax returns reporting the tax consequences of the issuance and vesting of Safe Harbor Interests consistent with such final Safe Harbor guidance. The Partnership is also authorized to take such actions as are necessary to achieve, under the Safe Harbor, the effect that the election and compliance with all requirements of the Safe Harbor referred to above would be intended to achieve under Proposed Treasury Regulation §1.83-3, including amending this Agreement.

10.06 Reports to Limited Partners.

(a)  If the General Partner is required to furnish an annual report to its stockholders containing financial statements of the General Partner, the General Partner will, at the same time and in the same manner, furnish such annual report to each Limited Partner.

(b)  Any Partner shall further have the right to a private audit of the books and records of the Partnership, provided, that such audit is made for Partnership purposes, at the sole expense of the Partner desiring it and is made during normal business hours.

ARTICLE XI
AMENDMENT OF AGREEMENT; MERGER

11.01 Amendment of Agreement.

Except as otherwise provided herein, the General Partner’s written consent shall be required for any amendment to this Agreement. Except as otherwise provided herein, the General Partner, without the consent of the Limited Partners or any other Person, may amend this Agreement in any respect; provided, however, that the following amendments shall require the written consent of a Majority in Interest:

(a)  any amendment affecting the operation of the Conversion Factor or the OP Unit Redemption Right (except as otherwise provided herein) in a manner that adversely affects the Limited Partners in any material respect;

(b)  any amendment that would adversely affect the rights of the Limited Partners in any material respect to receive the distributions payable to them hereunder, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(c)  any amendment that would alter the Partnership’s allocations of Net Income and Net Loss to the Limited Partners, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(d)  any amendment that would impose on the Limited Partners any obligation to make additional Capital Contributions to the Partnership; or

(e)  any amendment to this Article XI.

11.02 Merger of Partnership.

Notwithstanding any provision of this Agreement, the General Partner, without the consent of the Limited Partners or any other Person, may (i) merge or consolidate the Partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company, corporation or other Person or (ii) sell all or substantially all of the assets of the Partnership in a transaction pursuant to Section 7.02(a) or (b) hereof and may amend this Agreement in any manner or adopt a new limited partnership agreement for the Partnership in connection with any such transaction consistent with the provisions of this Article XI.

ARTICLE XII
MANAGER’S UNITS

12.01 Designation and Number.  A series of Partnership Units in the Partnership, designated as the “Manager’s Units,” is hereby established. The number of Manager’s Units shall be 10,000,000. Except as set forth in this Article XII, Manager’s Units shall have the same rights, privileges and preferences as the OP Units.

12.02 Voting.  Each Manager’s Unit shall entitle the holder thereof to one vote on all matters submitted to a vote of the holders of Partnership Units.

12.03 Distributions.  If and when any distributions are paid on OP Units, the holders of the outstanding Manager’s Units shall be entitled to receive a distribution on each outstanding Manager’s Unit in an amount equal to the product of (A) the per Unit amount of such distribution paid on the OP Units and (B) 0.01, and such distribution shall be paid when the distribution is paid on the OP Units (the “Concurrent Distribution”). At such time that the Partnership covers the payment of distributions on OP Units, that correspond with the General Partner’s cash dividends declared in respect of the REIT Shares, for the six immediately preceding months from the funds from operations (as defined by the National Association of Real Estate Investment Trusts from time to time), as determined for the General Partner, adjusted to exclude acquisition-related fees and expenses (the “Distribution Triggering Event”), to the extent any Manager’s Units remain outstanding, no distributions shall be authorized or paid or set apart for payment on the OP Units until the holders of the Manager’s Units then outstanding have received distributions equal to the amount per Manager’s Unit equal to the cash distributions that were paid on each OP Unit (not including the amount of Concurrent Distributions that were paid per Manager’s Unit), that were not paid on such Manager’s Unit prior to the Distribution Triggering Event, during the period in which such Manager’s Unit and the OP Units were outstanding.

12.04 Automatic Unit Conversion.

(a)  At such times as there occurs a conversion of Manager’s REIT Shares for REIT Shares, a corresponding amount of Manager’s Units shall automatically convert into OP Units, on a one-to-one basis (subject to appropriate adjustment in the event of any dividend, split, combination or other similar recapitalization with respect to the OP Units); provided, however, to the extent any Manager’s Units remain subject to further vesting requirements, such vesting requirements shall apply to the OP Units into which such Manager’s Units were converted.

(b)  Each automatic conversion of Manager’s Units for OP Units shall be deemed to have been effected at such time as the concurrent conversion of the corresponding Manager’s REIT Shares for REIT Shares shall have been deemed effected in accordance with the Charter and Exhibit A hereto shall be amended by the General Partner to reflect such conversion; provided, however, that the holder of the certificates representing such Manager’s Units, if any, hereby agrees to surrender such certificates representing such Manager’s Units, if any, to the Partnership, and the Person or Persons in whose name or names any certificate or certificates for OP Units shall be issuable upon such automatic conversion shall be deemed to have become the holder or holders of record of the OP Units represented thereby at such time and on such date. As promptly as practicable after the surrender of such certificates, if any, representing the Manager’s Units, the Partnership shall issue and shall deliver at such office to such holder, or on his or her written order, a certificate or certificates, if any, for the number of OP Units issuable upon the automatic conversion of such Manager’s Units in accordance with the provisions of this Section 12.04(b); provided, however, that the failure to surrender the certificates representing the Manager’s Units as provided in this Section 12.04(b) shall not preclude the automatic conversion of such Manager’s Units into OP Units.

12.05 Forfeiture of Manager’s Units.  If any Manager’s REIT Shares are forfeited pursuant to an award agreement relating to such Manager’s REIT Shares, an equal number of Manager’s Units shall be forfeited by the holder(s) thereof (and the portion of the holder(s)’ Capital Account attributable to such forfeited Manager’s Units also shall be forfeited).

ARTICLE XIII
SERIES A PREFERRED UNITS

13.01 Number of Preferred Units and Designation.  A series of preferred Partnership Units in the Partnership, designated as the “Series A Preferred Units,” is hereby established. The number of Series A Preferred Units shall be 545,454 units. Except as set forth in Article V and this Article XIII, and except where the context elsewhere in this Agreement otherwise requires, Series A Preferred Units shall have the same rights, privileges and preferences as the OP Units.

13.02 Ranking.  The Series A Preferred Units shall, with respect to the payment of distributions and the right to receive the Series A Liquidation Preference upon a Liquidation, rank junior to all Series A Senior Units; rank senior to all Series A Junior Units, and rank in parity with all Series A Parity Units.

13.03 Distributions.  Distributions with respect to Series A Preferred Units shall be cumulative from the day of issuance of any such Series A Preferred Units and shall be payable monthly, when, as and if declared by the General Partner, in arrears, on each Series A Distribution Payment Date. Each such distribution shall be payable to the holders of record of Series A Preferred Units as they appear in the records of the Partnership at the close of business on such record date, which shall not be more than 30 days preceding such Series A Distribution Payment Dates thereof, as shall be fixed by the General Partner.

13.04 Conversion.

(a)  Unless such Series A Preferred Units have previously been redeemed pursuant to Section 13.05, at such time as there occurs a conversion of shares of Series A Preferred Stock for REIT Shares, a corresponding amount of Series A Preferred Units shall automatically convert into OP Units, on a one-to-one basis (subject to appropriate adjustment in the event of any dividend, split, combination or other similar recapitalization with respect to the OP Units) on terms substantially similar to the terms for conversion of shares of Series A Preferred Stock for REIT Shares contained in the Series A Articles Supplementary.

(b)  Each automatic conversion of Series A Preferred Units for OP Units shall be deemed to have been effected at such time as the concurrent conversion of the corresponding shares of Series A Preferred Stock for REIT Shares shall have been deemed effected in accordance with the Charter, and Exhibit A shall be amended by the General Partner to reflect such conversion.

13.05 Redemption.  If the General Partner redeems or otherwise purchases any shares of Series A Preferred Stock, the Partnership shall redeem a corresponding number of Series A Preferred Units, on the date of redemption or other purchase of shares of Series A Preferred Stock by the General Partner (“Series A Redemption Date”), at a redemption price per Series A Preferred Unit equal to the sum of (a) the Series A Liquidation Preference plus (b) the accrued but unpaid Series A Preferred Return plus (c) the Series A Redemption Premium, and the redemption price shall be payable in cash. Any redemption of Series A Preferred Units shall be deemed to occur on the Series A Redemption Date immediately prior to the related redemption or other purchase of Shares of Series A Preferred Stock.

13.06 Voting.

(a)  Other than as expressly provided in below in this Section 13.06, the Series A Preferred Units shall not have any voting rights or powers, and the consent of the holders thereof, shall not be required for the taking of any Partnership action.

(b)  As long as any of the Series A Preferred Units shall remain outstanding, the Partnership shall not, and the General Partner shall not have the authority to cause the Partnership to, take any of the following actions without the prior written consent of holders owning at least sixty-six and two-thirds percent (66 and 2/3%) of the Series A Preferred Units then issued and outstanding, voting as a single class, in person or by proxy:

(i)  Effectuate amendments to the Agreement that would materially adversely affect the terms and conditions of, or the voting powers, rights, privileges or preferences of the holders of the Series A Preferred Units; provided, however, that amendments to the Agreement to authorize or create or to increase the number of authorized units of any Series A Senior Units, Series A Parity Units or Series A Junior Units shall not be deemed to materially adversely affect the voting powers, rights or preferences of the Series A Preferred Units.

13.07 Transfers.  Subject to the provisions of Section 9.02(b), (c) and (d), no Limited Partner may Transfer such Limited Partner’s Series A Preferred Unit without the prior written consent of the General Partner, which may be withheld or denied by the General Partner it is sole and absolute discretion. Notwithstanding anything in this Agreement to the contrary, any Transfer in contravention of this Section 13.07 shall be void and ineffectual and shall not be binding upon, or recognized by the Partnership.

13.08 Miscellaneous.

(a)  Series A Preferred Units will not have any designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption, other than those specifically set forth herein and as may be provided under applicable law.

(b)  The preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the Series A Preferred Units may be waived, and any of such provisions of the Series A Preferred Units may be amended, with the approval of holders of at least sixty-six and two-thirds percent (66 and 2/3%) of the issued outstanding Series A Preferred Units, voting as a single class in person or by proxy.

ARTICLE XIV
SERIES B PREFERRED UNITS

14.01 Number of Preferred Units and Designation.  A series of preferred Partnership Units in the Partnership, designated as the “Series B Preferred Units,” is hereby established. The number of Series B Preferred Units shall be 283,018 units. Except as set forth in Article V and this Article XIV, and except where the context elsewhere in this Agreement otherwise requires, Series B Preferred Units shall have the same rights, privileges and preferences as the OP Units.

14.02 Ranking.  The Series B Preferred Units shall, with respect to the payment of distributions and the right to receive the Series B Liquidation Preference upon a Liquidation, rank junior to all Series B Senior Units; rank senior to all Series B Junior Units, and rank in parity with all Series B Parity Units.

14.03 Distributions.  Distributions with respect to Series B Preferred Units shall be cumulative from the day of issuance of any such Series B Preferred Units and shall be payable monthly, when, as and if declared by the General Partner, in arrears, on each Series B Distribution Payment Date. Each such distribution shall be payable to the holders of record of Series B Preferred Units as they appear in the records of the Partnership at the close of business on such record date, which shall not be more than 30 days preceding such Series B Distribution Payment Dates thereof, as shall be fixed by the General Partner.

14.04 Conversion.

(a)  Unless such Series B Preferred Units have previously been redeemed pursuant to Section 14.05, at such time as there occurs a conversion of shares of Series B Preferred Stock for REIT Shares, a corresponding amount of Series B Preferred Units shall automatically convert into OP Units, on a one-to-one basis (subject to appropriate adjustment in the event of any dividend, split, combination or other similar recapitalization with respect to the OP Units) on terms substantially similar to the terms for conversion of shares of Series B Preferred Stock for REIT Shares contained in the Series B Articles Supplementary.

(b)  Each automatic conversion of Series B Preferred Units for OP Units shall be deemed to have been effected at such time as the concurrent conversion of the corresponding shares of Series B Preferred Stock for REIT Shares shall have been deemed effected in accordance with the Charter, and Exhibit A shall be amended by the General Partner to reflect such conversion.

14.05 Redemption.  If the General Partner redeems or otherwise purchases any shares of Series B Preferred Stock, the Partnership shall redeem a corresponding number of Series B Preferred Units, on the date of redemption or other purchase of shares of Series B Preferred Stock by the General Partner (“Series B Redemption Date”), at a redemption price per Series B Preferred Unit equal to the sum of (a) the Series B Liquidation Preference plus (b) the accrued but unpaid Series B Preferred Return plus (c) the Series B Redemption Premium, and the redemption price shall be payable in cash. Any redemption of Series B Preferred Units shall be deemed to occur on the Redemption Date immediately prior to the related redemption or other purchase of Shares of Series B Preferred Stock.

14.06 Voting.

(a)  Other than as expressly provided in below in this Section 14.06, the Series B Preferred Units shall not have any voting rights or powers, and the consent of the holders thereof, shall not be required for the taking of any Partnership action.

(b)  As long as any of the Series B Preferred Units shall remain outstanding, the Partnership shall not, and the General Partner shall not have the authority to cause the Partnership to, take any of the following actions without the prior written consent of holders owning at least sixty-six and two-thirds percent (66 and 2/3%) of the Series B Preferred Units then issued and outstanding, voting as a single class, in person or by proxy:

(i)  Effectuate amendments to the Partnership Agreement that would materially adversely affect the terms and conditions of, or the voting powers, rights, privileges or preferences of the holders of the Series B Preferred Units; provided, however, that amendments to the Agreement to authorize or create or to increase the number of authorized units of any Series B Senior Units, Series B Parity Units or Series B Junior Units shall not be deemed to materially adversely affect the voting powers, rights or preferences of the Series B Preferred Units.

14.07 Transfers.  Subject to the provisions of Section 9.02(b), (c) and (d), no Limited Partner may Transfer such Limited Partner’s Series B Preferred Unit without the prior written consent of the General Partner, which may be withheld or denied by the General Partner it is sole and absolute discretion. Notwithstanding anything in this Agreement to the contrary, any Transfer in contravention of this Section 14.07 shall be void and ineffectual and shall not be binding upon, or recognized by the Partnership.

14.08 Miscellaneous.

(a)  Series B Preferred Units will not have any designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption, other than those specifically set forth herein and as may be provided under applicable law.

(b)  The preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the Series B Preferred Units may be waived, and any of such provisions of the Series B Preferred Units may be amended, with the approval of holders of at least sixty-six and two-thirds percent (66 and 2/3%) of the issued outstanding Series B Preferred Units, voting as a single class in person or by proxy.

ARTICLE XV
CLASS B UNITS

15.01 Designation and Number.

(a)  A series of Partnership Units in the Partnership, designated as the “Class B Units,” is hereby established. Except as set forth in this Article 15, Class B Units shall have the same rights, privileges and preferences as the OP Units. The number of Class B Units shall be [•] units Subject to the provisions of this Article XV and the special provisions of Section 5.01(c), Class B Units shall be treated as Partnership Units, with all of the rights, privileges and obligations attendant thereto.

(b)  It is intended that the Partnership shall maintain at all times a one-to-one correspondence between Class B Units and OP Units for conversion and other purposes. If an Adjustment Event (as defined below) occurs, then the General Partner shall make a corresponding adjustment to the Class B Units to maintain a one-for-one conversion and economic equivalence ratio between OP Units and Class B Units. The following shall be “Adjustment Events:” (A) the Partnership makes a distribution on all outstanding OP Units in Partnership Units, (B) the Partnership subdivides the outstanding OP Units into a greater number of units or combines the outstanding OP Units into a smaller number of units, or (C) the Partnership issues any Partnership Units in exchange for its outstanding OP Units by way of a reclassification or recapitalization of its OP Units. If more than one Adjustment Event occurs, the adjustment to the Class B Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following events shall not be Adjustment Events: (x) the issuance of Partnership Units in a financing, reorganization, acquisition or other similar business transaction, (y) the issuance of Partnership Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan, or (z) the issuance of any Partnership Units in respect of a capital contribution to the Partnership, including a contribution by the General Partner of proceeds from the sale of securities by the General Partner. If the Partnership takes an action affecting the OP Units other than actions specifically described above as Adjustment Events and, in the opinion of the General Partner such action would require an adjustment to the Class B Units to maintain the one-to-one correspondence described above, the General Partner shall have the right to make such adjustment to the Class B Units, to the extent permitted by law, in such manner and at such time as the General Partner, in its sole discretion, may determine to be appropriate under the circumstances. If an adjustment is made to the Class B Units as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after the filing of such certificate, the Partnership shall mail a notice to each holder of Class B Units setting forth the adjustment to his, her or its Class B Units and the effective date of such adjustment.

15.02 Special Provisions.  Class B Units shall be subject to the following special provisions:

(a)  Distributions.  The holders of Class B Units shall be entitled to (i) current distributions of Cash Available for Distribution pursuant to Section 5.02(a)(ii), (ii) distributions, if any, of Net Liquidating Proceeds pursuant to Section 5.02(b)(iii), and (iii) distributions in liquidation of the Partnership pursuant to Section 5.06.

(b)  Allocations.  Holders of Class B Units shall be entitled to certain special allocations of Net Property Gain under Section 5.01(c).

(c)  Redemption.  The OP Unit Redemption Right provided to Limited Partners under Section 8.04 hereof shall not apply with respect to Class B Units unless and until the Class B Units are converted to OP Units as provided in Section 15.04.

15.03 Voting.

(a)  Holders of Class B Units shall (x) have the same voting rights as the Limited Partners, with the Class B Units voting as a single class with the OP Units and having one vote per Class B Unit; and (y) have the additional voting rights that are expressly set forth below. So long as any Class B Units remain outstanding, the Partnership shall not, without the affirmative vote of the holders of at least a majority of the Class B Units outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of this Agreement applicable to Class B Units so as to materially and adversely affect any right, privilege or voting power of the Class B Units or the holders of Class B Units as such, unless such amendment, alteration, or repeal affects equally, ratably and proportionately the rights, privileges and voting powers of the Limited Partners; but subject, in any event, to the following provisions:

(i)  With respect to any OP Unit Transaction, so long as the Class B Units are treated in accordance with Section 15.04(d) hereof, the consummation of such OP Unit Transaction shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Class B Units or the holders of Class B Units as such; and

(ii)  Any creation or issuance of any Partnership Units or of any class or series of Partnership Interest including additional OP Units or Class B Units whether ranking senior to, junior to, or on a parity with the Class B Units with respect to distributions and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Class B Units or the holders of Class B Units as such.

(b)  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required, all outstanding Class B Units shall have been converted into OP Units.

15.04 Conversion of Class B Units.

(a) Conversion.  At such time as the Economic Capital Account Balance attributable to a Class B Unit is equal to the OP Unit Economic Balance, each such balance determined on a per unit basis as of the effective date of conversion (the “Conversion Date”), such Class B Unit shall automatically convert into one fully paid and non-assessable OP Unit, giving effect to all adjustments (if any) made pursuant to Section 15.01 hereof; provided, that a Class B Unit shall not be convertible into OP Units if the Economic Capital Account

Balance attributable to such Class B Unit is negative. Each holder of Class B Units covenants and agrees with the Partnership that all Class B Units to be converted pursuant to this Section 15.04 shall be free and clear of all liens. The conversion of Class B Units shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such holder of Class B Units, as of which time such holder of Class B Units shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of OP Units issuable upon such conversion. For purposes of determining the Economic Capital Account Balance attributable to a Class B Unit, allocations pursuant to Section 5.01(c) shall be made in such a manner so as to allow the greatest number of Class B Units to convert pursuant to this Section 15.04 at any time.

(b)  Adjustment to Gross Asset Value.

(i)  The General Partner shall provide the holders of Class B Units the opportunity but not the obligation to make Capital Contributions to the Partnership in exchange for OP Units in order to cause an adjustment to the Gross Asset Value of the Partnership’s assets within the meaning of paragraph (b)(i) of the definition of Gross Asset Value up to two (2) times each fiscal year including if the Partnership or the General Partner shall be a party to any OP Unit Transaction; provided, that the General Partner shall give each holder of Class B Units written notice of such OP Unit Transaction at least thirty (30) days prior to entering into any definitive agreement pursuant to which the OP Unit Transaction would be consummated;

(ii)  For purposes of clause (i) of this Section 15.04(b), the value of each OP Unit issued in order to cause an adjustment to the Gross Asset Value of the Partnership’s assets shall be an amount equal to the product of (y) the Value of one REIT Share as of the date the holder of Class B Units makes a Capital Contribution to the Partnership multiplied by (z) the Conversion Factor.

(iii)  For the avoidance of doubt, the issuance of Class B Units shall be treated as an event allowing for an adjustment to the Gross Asset Value of the Partnership’s assets within the meaning of paragraph (b)(iv) of the definition of Gross Asset Value.

(c)  Impact of Conversion for Purposes of Section 5.01(c).  For purposes of making future allocations under Section 5.01(c), the portion of the Economic Capital Account Balance of the applicable holder of Class B Units that is treated as attributable to his, her or its Class B Units shall be reduced, as of the date of conversion, by the product of the number of Class B Units converted and the OP Unit Economic Balance.

(d)  OP Unit Transactions.  Immediately prior to or concurrent with an OP Unit Transaction the maximum number of Class B Units then eligible for conversion (in accordance with the provisions of Section 15.04(a)) shall automatically be converted into an equal number of OP Units, giving effect to all adjustments (if any) made pursuant to Section 15.01 hereof, taking into account any allocations that occur in connection with the OP Unit Transaction or that would occur in connection with the OP Unit Transaction if the assets of the Partnership were sold at the OP Unit Transaction price or, if applicable, at a value determined by the General Partner in good faith using the value attributed to the Partnership Units in the context of the OP Unit Transaction (in which case the Conversion Date shall be the effective date of the OP Unit Transaction). In anticipation of such OP Unit Transaction, the Partnership shall use commercially reasonable efforts to cause each holder of Class B Units to be afforded the right to receive in connection with such OP Unit Transaction in consideration for the OP Units into which his, her or its Class B Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such OP Unit Transaction by a holder of the same number of OP Units, assuming such holder of OP Units is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “ Constituent Person”), or an affiliate of a Constituent Person. In the event that holders of OP Units have the opportunity to elect the form or type of consideration to be received upon consummation of the OP Unit Transaction, prior to such OP Unit Transaction the General Partner shall give prompt written notice to each holder of Class B Units of such election, and shall use commercially reasonable efforts to afford the holders of Class B Units the right to elect, by written notice to the General Partner, the form or type of consideration to be received upon conversion of each Class B Unit held by such holder into OP Units in connection with such OP Unit Transaction. If a holder of Class B Units fails to make such an election, such holder (and any of its transferees) shall receive upon conversion of each Class B Unit held by him, her or it (or by any of his, her or its transferees) the same kind and amount of consideration that a holder of an OP Unit would receive if such OP Unit holder failed to make such an election. The Partnership shall use commercially reasonable effort to cause the terms of any OP Unit Transaction to be consistent with the provisions of this Section 15.04(d) and to enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of any holders of Class B Units whose Class B Units will not be converted into OP Units in connection with the OP Unit Transaction that will (i) contain provisions enabling the holders of Class B Units that remain outstanding after such OP Unit Transaction to convert their Class B Units into securities as comparable as reasonably possible under the circumstances to the OP Units and (ii) preserve as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in this Agreement for the benefit of the holders of Class B Units.

15.05 Profits Interests.

(a)  Class B Units are intended to qualify as a “profits interest” in the Partnership issued to a new or existing Partner in a partner capacity for services performed or to be performed to or for the benefit of the Partnership within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and Rev. Proc. 2001-43, 2001-2 C.B. 191, the Code, the Regulations, and other future guidance provided by the IRS with respect thereto, and the allocations under Section 5.01(c) shall be interpreted in a manner that is consistent therewith.

(b)  The Partners agree that the General Partner may make a Safe Harbor Election, on behalf of itself and of all Partners, to have the Safe Harbor apply irrevocably with respect to Class B Units transferred in connection with the performance of services by a Partner in a partner capacity. The Safe Harbor Election shall be effective as of the date of issuance of such Class B Units. If such election is made, (i) the Partnership and each Partner agree to comply with all requirements of the Safe Harbor with respect to all interests in the Partnership transferred in connection with the performance of services by a Partner in a partner capacity, whether such Partner was admitted as a Partner or as the transferee of a previous Partner, and (ii) the General Partner shall cause the Partnership to comply with all record-keeping requirements and other administrative requirements with respect to the Safe Harbor as shall be required by proposed or final regulations relating thereto.

(c)  The Partners agree that if a Safe Harbor Election is made by the General Partner, (A) each Class B Unit issued hereunder is a Safe Harbor Interest, (B) each Class B Unit represents a profits interest received for services rendered or to be rendered to or for the benefit of the Partnership by such holder of Class B Units in his, her or its capacity as a Partner or in anticipation of becoming a Partner, and (C) the fair market value of each Class B Unit issued by the Partnership upon receipt by such holder of Class B Units as of the date of issuance is zero (plus the amount, if any, of any Capital Contributions made to the Partnership by such holder of Class B Units in connection with the issuance of such Class B Unit), representing the liquidation value of such interest upon receipt (with such valuation being consented to and hereby approved by all Partners).

(d)  Each Partner, by signing this Agreement or by accepting such transfer, hereby agrees (A) to comply with all requirements of any Safe Harbor Election made by the General Partner with respect to each holder of Class B Units’ Safe Harbor Interest, (B) that each holder of Class B Units shall take into account of all items of income, gain, loss, deduction and credit associated with its Class B Units as if they were fully vested in computing its federal income tax liability for the entire period during which it holds the Class B Units, (C) that neither the Partnership nor any Partner shall claim a deduction (as wages, compensation or otherwise) for the fair market value of such Class B Units issued to a holder of such Class B Units, either at the time of grant of the Class B Units or at the time the Class B Units becomes substantially vested, and (D) that to the extent that such profits interest is forfeited after the date hereof, the Partnership shall make special forfeiture allocations of gross items of income, deduction or loss (including, as may be permitted by or under Regulations (or other rules promulgated) to be adopted, notional items of income, deduction or loss) in accordance with the Regulations to be adopted under Sections 704(b) and 83 of the Code.

(e)  The General Partner shall file or cause the Partnership to file all returns, reports and other documentation as may be required, as reasonably determined by the General Partner, to perfect and maintain any Safe Harbor Election made by the General Partner with respect to granting of each holder of Class B Units’ Safe Harbor Interest.

(f)  The General Partner is hereby authorized and empowered, without further vote or action of the Partners, to amend this Agreement to the extent necessary or helpful in accordance with the advice of Partnership tax counsel or accountants to sustain the Partnership’s position that (A) it has complied with the Safe Harbor requirements in order to provide for a Safe Harbor Election and it has ability to maintain the same, or (B) the issuance of the Class B Units is not a taxable event with respect to the holders of Class B Units, and the General Partner shall have the authority to execute any such amendment by and on behalf of each Partner pursuant to the power of attorney granted by this Agreement. Any undertaking by any Partner necessary or desirable to (A) enable or preserve a Safe Harbor Election or (B) otherwise to prevent the issuance of Class B Units from being a taxable event with respect to the holders of Class B Units may be reflected in such amendments and, to the extent so reflected, shall be binding on each Partner.

(g)  Each Partner agrees to cooperate with the General Partner to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the General Partner, at the expense of the Partnership.

(h)  No Transfer of any interest in the Partnership by a Partner shall be effective unless prior to such Transfer, the assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of Section 10.05(e) and this Section 15.05, in a form reasonably satisfactory to the General Partner.

(i)  The provisions of this Section 15.05 shall apply regardless of whether or not a holder of Class B Units files an election pursuant to Section 83(b) of the Code.

(j)  The General Partner may amend this Section 15.05 as it deems necessary or appropriate to maximize the tax benefit of the issuance of Class B Units to any holder of Class B Units if there are changes in the law or Regulations concerning the issuance of partnership interests for services.

ARTICLE XVI
GENERAL PROVISIONS

16.01 Notices.  All communications required or permitted under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or upon deposit in the United States mail, registered, postage prepaid return receipt requested, to the Partners at the addresses set forth in Exhibit A attached hereto, as it may be amended or restated from time to time; provided, however, that any Partner may specify a different address by notifying the General Partner in writing of such different address. Notices to the General Partner and the Partnership shall be delivered at or mailed to the Partnership’s office address set forth in Section 2.03 hereof. The General Partner and the Partnership may specify a different address by notifying the Limited Partners in writing of such different address.

16.02 Survival of Rights.  Subject to the provisions hereof limiting transfers, this Agreement shall be binding upon and inure to the benefit of the Partners and the Partnership and their respective legal representatives, successors, transferees and assigns.

16.03 Additional Documents.  Each Partner agrees to perform all further acts and execute, swear to, acknowledge and deliver all further documents that may be reasonable, necessary, appropriate or desirable to carry out the provisions of this Agreement or the Act.

16.04 Severability.  If any provision of this Agreement shall be declared illegal, invalid or unenforceable in any jurisdiction, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof.

16.05 Entire Agreement.  Except for the Contribution Agreement and the Tax Protection Agreement, this Agreement and exhibits attached hereto constitute the entire Agreement of the Partners and supersede all prior written agreements and prior and contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. In furtherance of the foregoing, the Partners acknowledge that the Amended Agreement is hereby superseded in its entirety and this Agreement amends and restates any prior agreement of limited partnership of the Partnership.

16.06 Pronouns and Plurals.  When the context in which words are used in the Agreement indicates that such is the intent, words in the singular number shall include the plural and the masculine gender shall include the neuter or female gender as the context may require.

16.07 Headings.  The Article headings or sections in this Agreement are for convenience only and shall not be used in construing the scope of this Agreement or any particular Article.

16.08 Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

16.09 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunder affixed their signatures to this Amended and Restated Agreement of Limited Partnership, all as of the [•] day of [•], 2013.

GENERAL PARTNER:

American Realty Capital Properties, Inc.

By:	Name: Title:

LIMITED PARTNER:

ARC Real Estate Partners, LLC

By:	Name: Title:

EXHIBIT A

(As of [•], 2013)

Partner	Type of Interest		Type of Units	Number of Partnership Units	Capital Contribution	Percentage Interest

TOTALS	$	[ ]		[ ]	[ ]	100%

*	Such percentage shall not be less than 0.1%.
†	Agreed Value of non-cash Capital Contribution.

EXHIBIT B
NOTICE OF EXERCISE OF OP UNIT REDEMPTION RIGHT

In accordance with Section 8.04 of the Amended and Restated Agreement of Limited Partnership (as amended, the “Agreement”) of ARC Properties Operating Partnership, L.P., the undersigned hereby irrevocably (i) presents for redemption      OP Units in ARC Properties Operating Partnership, L.P. in accordance with the terms of the Agreement and the OP Unit Redemption Right referred to in Section 8.04 thereof, (ii) surrenders such OP Units and all right, title and interest therein and (iii) directs that the Cash Amount or REIT Shares Amount (as defined in the Agreement) as determined by the Partnership deliverable upon exercise of the OP Unit Redemption Right be delivered to the address specified below, and if REIT Shares (as defined in the Agreement) are to be delivered, such REIT Shares be registered or placed in the name(s) and at the address(es) specified below.

Dated:            ,
Name of Limited Partner:

(Signature of Limited Partner)

(Mailing Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

If REIT Shares are to be issued, issue to:
Please insert social security or identifying number:
Name:

EXHIBIT C-1
CERTIFICATION OF NON-FOREIGN STATUS
(FOR REDEEMING LIMITED PARTNERS THAT ARE ENTITIES)

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), in the event of a disposition by a non-U.S. person of a partnership interest in a partnership in which (i) 50% or more of the value of the gross assets consists of United States real property interests (“USRPIs”), as defined in Section 897(c) of the Code, and (ii) 90% or more of the value of the gross assets consists of USRPIs, cash, and cash equivalents, the transferee will be required to withhold 10% of the amount realized by the non-U.S. person upon the disposition. To inform American Realty Capital Properties, Inc. (the “General Partner”) and ARC Properties Operating Partnership, L.P. (the “Partnership”) that no withholding is required with respect to the redemption by       (“Partner”) of its OP Units in the Partnership, the undersigned hereby certifies the following on behalf of Partner:

1.	Partner is not a foreign corporation, foreign partnership, foreign trust, or foreign estate, as those terms are defined in the Code and the Treasury regulations thereunder.
2.	Partner is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii).
3.	The U.S. employer identification number of Partner is .
4.	The principal business address of Partner is: , and Partner’s place of incorporation is .
5.	Partner agrees to inform the General Partner if it becomes a foreign person at any time during the three-year period immediately following the date of this notice.
6.	Partner understands that this certification may be disclosed to the Internal Revenue Service by the General Partner and that any false statement contained herein could be punished by fine, imprisonment, or both.

PARTNER:

By:
Name:
Title:

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete, and I further declare that I have authority to sign this document on behalf of Partner.

Date:

Name:

Title:

EXHIBIT C-2
CERTIFICATION OF NON-FOREIGN STATUS
(FOR REDEEMING LIMITED PARTNERS THAT ARE INDIVIDUALS)

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), in the event of a disposition by a non-U.S. person of a partnership interest in a partnership in which (i) 50% or more of the value of the gross assets consists of United States real property interests (“USRPIs”), as defined in Section 897(c) of the Code, and (ii) 90% or more of the value of the gross assets consists of USRPIs, cash, and cash equivalents, the transferee will be required to withhold 10% of the amount realized by the non-U.S. person upon the disposition. To inform American Realty Capital Properties, Inc. (the “General Partner”) and ARC Properties Operating Partnership, L.P. (the “Partnership”) that no withholding is required with respect to my redemption of my OP Units in the Partnership, I,         , hereby certify the following:

1.	I am not a nonresident alien for purposes of U.S. income taxation.
2.	My U.S. taxpayer identification number (social security number) is .
3.	My home address is: .
4.	I agree to inform the General Partner promptly if I become a nonresident alien at any time during the three-year period immediately following the date of this notice.
5.	I understand that this certification may be disclosed to the Internal Revenue Service by the General Partner and that any false statement contained herein could be punished by fine, imprisonment, or both.

Name:

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete.

Date:

Name:

Title:

EXHIBIT B

AMERICAN REALTY CAPITAL TRUST III, INC.

OFFICER CERTIFICATE

The undersigned officer of American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), in connection with the opinions as to certain tax matters to be delivered by Weil, Gotshal & Manges LLP and Duane Morris LLP in connection with the merger (the “Merger”) and related transactions contemplated by, and pursuant to Sections 7.3(f) and 7.2(f), respectively, of, the Agreement and Plan of Merger (the “Merger Agreement”)1 dated as of December 14, 2012, by and among the Company, American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), Tiger Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and certain other parties and recognizing that said counsel will rely on this Officer’s Certificate in delivering their opinions, hereby certifies and represents that (i) the facts that relate to the Merger and related transactions, including the plans or intentions of Parent, as described in the Merger Agreement and the Form S-4 filed in connection with the Merger, including the Joint Proxy Statement contained therein, each as amended or supplemented through the date hereof are true, correct, and complete in all material respects, and (ii) the following statements and representations stated herein are true, correct, and complete:

1.  The Merger will be consummated in compliance with the terms and conditions of the Merger Agreement and in accordance with applicable state corporation and limited liability company laws. The Merger Agreement, the Form S-4 and the other documents described in the Form S-4 represent the entire understanding of the Company with respect to the Merger and there are no other written or oral agreements regarding the Merger other than those expressly referred to in the Merger Agreement. None of the terms and conditions contained in the Merger Agreement, the Form S-4 and the other documents described in the Form S-4 have been or will be waived or modified and each of the representations relating to the Merger and contained in the Merger Agreement, the Form S-4 and the other documents described in the Form S-4 is true, correct and complete in all material respects. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the result of arm’s length negotiations. The Company has bona fide business reasons for engaging in the Merger, in particular, to combine the business operations of Parent and the Company.

2.  The fair market value of the Stock Consideration and the Cash Consideration (together with any cash paid in lieu of fractional shares, the “Merger Consideration”) received by each Company shareholder will be approximately equal to the fair market value of Company Common Stock surrendered by such Company shareholder in the Merger. No Company shareholder will retain any rights in Company Common Stock cancelled pursuant to the Merger.

3.  Commencing with its taxable year ended December 31, 2011, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a real estate investment trust within the meaning of Section 856 for all taxable periods ending before the Merger. The Company intends to continue to so qualify for its taxable year that will end with the Merger.

4.  Pursuant to the Merger, no holder of Company Common Stock will receive in exchange for Company Common Stock, directly or indirectly, any consideration other than the Merger Consideration. To the best knowledge of the Company, neither Parent nor a person related to Parent as defined in Treasury Regulation Section 1.368-1(e)(4) (a “Parent Related Person”) or any person acting as agent or intermediary for any of them has acquired or will acquire Company Common Stock with consideration other than the Merger Consideration issued in connection with the Merger. Neither the Company nor any person related (as

[1]	Terms used herein shall have the meanings ascribed to them in, and shall be interpreted in accordance with, the applicable federal income tax law and regulations. Except as otherwise provided, capitalized terms used but not defined herein have the meaning ascribed to them in the Merger Agreement. Except as otherwise indicated, all “Section” references contained herein refer to sections of the Internal Revenue Code of 1986, as amended, and all “Treasury Regulation Section” references are to the Treasury regulations promulgated thereunder.

defined in Treasury Regulation Section 1.368-1(e)(4) but without regard to Treasury Regulation Section 1.368-1(e)(4)(i)(A)) to the Company or any person acting as agent or intermediary for any of them has acquired Company Common Stock prior to and in connection with the Merger or otherwise as part of a plan of which the Merger is a part. Prior to and in connection with the Merger or otherwise as part of a plan of which the Merger is a part, no dividend or other distribution has been or will be made with respect to Company Common Stock, either directly or through any transaction, agreement or arrangement with any other person, other than (i) normal, regular, dividend distributions made pursuant to the historic dividend paying practice of the Company to all holders of Company Common Stock on the relevant record date with respect to such dividends or distributions or (ii) distributions described in Section 857 as required for the Company’s continued treatment as a REIT (and in order to avoid any income or excise tax imposed on the Company). For purposes of this representation, “acquire” will include any acquisition, actually or in substance, including through derivative transactions such as collars or put protection arrangements, which has the economic effect of a transfer of the burdens, benefits, or other aspects of ownership.

5.  To the knowledge of the Company, Parent has no plan or intention to, after the Merger, make a dividend or other distribution with respect to Parent Common Stock to holders of Parent Common Stock who are former stockholders of the Company other than (i) normal, regular, dividend distributions made pursuant to the historic dividend paying practice of Parent to all holders of Parent Common Stock on the relevant record date with respect to such dividends or distributions or (ii) distributions described in Section 857 as required for Parent’s continued treatment as a REIT (and in order to avoid any income or excise tax imposed on Parent).

6.  To the knowledge of the Company, neither Parent nor Merger Sub has any plan or intention to sell or otherwise dispose of the assets of the Company except for dispositions made in the ordinary course of business or transfers and successive transfers permitted under Treasury Regulation Section 1.368-2(k)(1).

7.  To the knowledge of the Company, Merger Sub was formed by Parent for the sole purpose of participating in the Merger, and prior to the Merger, Merger Sub did not own any material assets, have any liabilities or assets subject to any liabilities, or conduct any business activities. To the knowledge of the Company, Merger Sub will be, at all times from the date of its formation until and including the Effective Time, disregarded as an entity separate from Parent for United States federal income tax purposes. To the knowledge of the Company, there is no plan for Merger Sub to issue additional interests of its equity to any person other than Parent or for Parent to sell the equity interests of Merger Sub that it currently holds.

8.  To the knowledge of the Company, neither Parent nor any Parent Related Person has any plan or intention to redeem or otherwise acquire (or cause to be redeemed or acquired) any Parent Common Stock issued in the Merger (except for possible purchases of such shares that may be made by Parent on the open market as part of a repurchase program, which purchases and program satisfy the requirements of Revenue Ruling 99-58, 1999-2 C.B. 701) and, after the Merger, no Company stockholder will cause a redemption or acquisition of any Parent Common Stock issued in the Merger. For purposes of this representation, the term “redeem” or “acquire” includes any redemption or acquisition, as the case may be, actually or in substance, including through derivative transactions such as collars or put protection arrangements, which has the economic effect of a transfer of the burdens, benefits, or other aspects of ownership.

9.  No equity interests, or other rights or interests that could be treated as equity interests for U.S. federal income tax purposes, in the Company are outstanding except for Company Common Stock.

10.  The liabilities of the Company assumed by Merger Sub (as determined under Section 357(d)) and the liabilities to which the transferred assets of the Company are subject were incurred by the Company in the ordinary course of its business.

11.  The Company conducts a “historic business” for purposes of Treasury Regulation Section 1.368-1(d), and no assets of the Company have been sold, transferred, or otherwise disposed of that would prevent Parent from continuing such “historic business” or from using a “significant portion” of the Company’s “historic business assets” in a business following the Merger (as such terms are used in Treasury Regulation Section 1.368-1(d)). To the knowledge of the Company, Parent is in the same line of business as the Company for purposes of Treasury Regulation Section 1.368-1(d)(2). To the knowledge of the Company, following the

Merger, Parent, or a member of its qualified group of corporations (as defined in Treasury Regulation Section 1.368-1(d)(4)(ii)), will continue the “historic business” of the Company or use a “significant portion” of the Company’s “historic business assets” in a business, as such terms are defined in Treasury Regulation Section 1.368-1(d).

12.  Except for certain fees for printing, filing and distribution services relating to the Form S-4 and Joint Proxy Statement, which Parent and the Company have agreed to share equally, Parent, Merger Sub, the Company, and the shareholders of the Company will each pay their respective expenses, if any, incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement and no liabilities of the shareholders of the Company will be assumed by Merger Sub or Parent in the Merger.

13.  There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries, including Merger Sub), on the one hand, and the Company (or any of its subsidiaries), on the other hand, that was issued, acquired or will be settled at a discount.

14.  The Company is not under the jurisdiction of a court in a “title 11 or similar case” within the meaning of Section 368(a)(3)(A).

15.  To the knowledge of the Company, prior to the Merger, neither Parent nor any corporation affiliated with Parent owned, directly or indirectly, nor had Parent or any such affiliated corporation owned, directly or indirectly, during the five years preceding the Effective Time, any shares of stock of the Company or securities, options, warrants or instruments giving the holder thereof the right to acquire Company stock or other securities issued by the Company.

16.  Immediately prior to the Effective Time, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

17.  The payment of cash, if any, in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the Company shareholders instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the Company shareholders in exchange for their shares of Company Common Stock. The fractional share interests of each Company shareholder will be aggregated, and no Company shareholder, with the possible exception of shareholders whose holdings are in multiple accounts, held under separate names, held jointly or held with multiple brokers, will receive cash with respect to fractional shares in an amount equal to or greater than the value of one full share of Parent Common Stock.

18.  None of the payments received (or to be received) by any shareholder-employee or shareholder-independent contractor of the Company that are designated as compensation have been or will be separate consideration for, or allocable to, any Company Common Stock held by such shareholder-employee or shareholder-independent contractor; none of the Merger Consideration received by any shareholder-employees or shareholder-independent contractor was (or will be) separate consideration for, or allocable to, any employment, consulting or similar arrangement or agreement; and the compensation paid (or to be paid) to any shareholder-employees or shareholder-independent contractor was (or will be) for services actually rendered or to be rendered and was (or will be) commensurate with amounts paid to third parties bargaining at arm’s length for similar services. No portion of the Merger Consideration will be received by a Company shareholder as a creditor, employee, or in any other capacity other than as a Company shareholder and no Company shareholder acted as an agent for Parent in connection with the Merger or approval thereof.

19.  To the knowledge of the Company, Parent will satisfy the information reporting requirements of Treasury Regulation Section 1.368-3 with respect to the Merger.

20.  The Company is an “investment company” as defined in Section 368(a)(2)(F)(iii); however, the Company meets the requirements of Section 368(a)(2)(F)(i) because it is a REIT.

21.  The Merger will be effected pursuant to Maryland and Delaware statutes as a result of the operation of which the following events will occur simultaneously at the Effective Time: (i) all of the assets and liabilities of the Company become the assets and liabilities of the Surviving Entity (other than any liabilities satisfied or discharged in the transaction) and (ii) the Company’s separate legal existence ceases for all purposes.

22.  The Company has not and will not take or fail to take any action that, by such action or failure, would cause the Merger to fail to qualify as a reorganization under Section 368(a) and the Treasury Regulations promulgated thereunder and the Company will not take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) and the Treasury Regulations promulgated thereunder.

23. The undersigned is authorized to make all of the representations set forth herein on behalf of the Company.

[Signature Page Follows]

The Company understands that Weil, Gotshal & Manges LLP, as special counsel to the Company, and Duane Morris LLP, as special counsel to Parent, will rely, without further inquiry, on this Officer’s Certificate in rendering their opinions concerning the treatment of the Merger as a reorganization within the meaning of Section 368(a), and hereby commits to inform said counsel if, for any reason, any of the foregoing representations or statements ceases to be true, correct or complete prior to the Effective Time. The Company also recognizes that the opinions delivered by Weil, Gotshal & Manges LLP and Duane Morris LLP will not address any tax consequences of the Merger or any action in connection therewith except as expressly set forth in the letters containing such opinions

IN WITNESS WHEREOF, I have, on behalf of the Company, caused this Officer’s Certificate to be executed on this      day of            , 20[•].

AMERICAN REALTY CAPITAL TRUST III, INC.

By:	Name: Title:

EXHIBIT C

AMERICAN REALTY CAPITAL PROPERTIES, INC.

TIGER ACQUISITION, LLC

OFFICER CERTIFICATE

The undersigned officer of American Realty Capital Properties, Inc., a Maryland corporation (“Parent”) and Tiger Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), in connection with the opinions as to certain tax matters to be delivered by Weil, Gotshal & Manges LLP and Duane Morris LLP in connection with the merger (the “Merger”) and related transactions contemplated by, and pursuant to Sections 7.3(f) and 7.2(f), respectively, of, the Agreement and Plan of Merger (the “Merger Agreement”)1 dated as of December 14, 2012, by and among American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), Parent, Merger Sub, and certain other parties and recognizing that said counsel will rely on this Officer’s Certificate in delivering their opinions, hereby certifies and represents that (i) the facts that relate to the Merger and related transactions, including the plans or intentions of Parent, as described in the Merger Agreement and the Form S-4 filed in connection with the Merger, including the Joint Proxy Statement contained therein, each as amended or supplemented through the date hereof are true, correct, and complete in all material respects, and (ii) the following statements and representations stated herein are true, correct, and complete:

1.  The Merger will be consummated in compliance with the terms and conditions of the Merger Agreement and in accordance with applicable state corporation and limited liability company laws. The Merger Agreement, the Form S-4 and the other documents described in the Form S-4 represent the entire understanding of Parent with respect to the Merger and there are no other written or oral agreements regarding the Merger other than those expressly referred to in the Merger Agreement. None of the terms and conditions contained in the Merger Agreement, the Form S-4 and the other documents described in the Form S-4 have been or will be waived or modified and each of the representations relating to the Merger and contained in the Merger Agreement, the Form S-4 and the other documents described in the Form S-4 is true, correct and complete in all material respects. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the result of arm’s length negotiations. Parent has bona fide business reasons for engaging in the Merger, in particular, to combine the business operations of Parent and the Company.

2.  The fair market value of the Stock Consideration and the Cash Consideration (together with any cash paid in lieu of fractional shares, the “Merger Consideration”) received by each Company shareholder will be approximately equal to the fair market value of Company Common Stock surrendered by such Company shareholder in the Merger. No Company shareholder will retain any rights in Company Common Stock cancelled pursuant to the Merger.

3.  Commencing with its taxable year ended December 31, 2011, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) within the meaning of Section 856 for all taxable periods ending before the Merger. Parent intends to continue to so qualify for the taxable period which includes the Merger.

4.  Pursuant to the Merger, no holder of Company Common Stock will receive in exchange for Company Common Stock, directly or indirectly, any consideration other than the Merger Consideration. Neither Parent nor a person related to Parent as defined in Treasury Regulation Section 1.368-1(e)(4) (a “Parent Related Person”) or any person acting as agent or intermediary for any of them has acquired or will acquire Company Common Stock for consideration other than the Merger Consideration issued in connection with the Merger. To the knowledge of Parent, neither the Company nor any person related (as defined in

[1]	Terms used herein shall have the meanings ascribed to them in, and shall be interpreted in accordance with, the applicable federal income tax law and regulations. Except as otherwise provided, capitalized terms used but not defined herein have the meaning ascribed to them in the Merger Agreement. Except as otherwise indicated, all “Section” references contained herein refer to sections of the Internal Revenue Code of 1986, as amended, and all “Treasury Regulation Section” references are to the Treasury regulations promulgated thereunder.

Treasury Regulation Section 1.368-1(e)(4) but without regard to Treasury Regulation Section 1.368-1(e)(4)(i)(A)) to the Company or any person acting as agent or intermediary for any of them has acquired Company Common Stock prior to and in connection with the Merger or otherwise as part of a plan of which the Merger is a part. To the knowledge of Parent, prior to and in connection with the Merger or otherwise as part of a plan of which the Merger is a part, no dividend or other distribution has been or will be made with respect to Company Common Stock, either directly or through any transaction, agreement or arrangement with any other person, other than (i) normal, regular, dividend distributions made pursuant to the historic dividend paying practice of the Company to all holders of Company Common Stock on the relevant record date with respect to such dividends or distributions or (ii) distributions described in Section 857 as required for the Company’s continued treatment as a REIT (and in order to avoid any income or excise tax imposed on the Company). For purposes of this representation, “acquire” will include any acquisition, actually or in substance, including through derivative transactions such as collars or put protection arrangements, which has the economic effect of a transfer of the burdens, benefits, or other aspects of ownership.

5.  Parent has no plan or intention to, after the Merger, make a dividend or other distribution with respect to Parent Common Stock to holders of Parent Common Stock who are former stockholders of the Company other than (i) normal, regular, dividend distributions made pursuant to the historic dividend paying practice of Parent to all holders of Parent Common Stock on the relevant record date with respect to such dividends or distributions or (ii) distributions described in Section 857 as required for Parent’s continued treatment as a REIT (and in order to avoid any income or excise tax imposed on Parent).

6.  Neither Parent nor Merger Sub has any plan or intention to sell or otherwise dispose of the assets of the Company except for dispositions made in the ordinary course of business or transfers and successive transfers permitted under Treasury Regulation Section 1.368-2(k)(1).

7.  Merger Sub was formed by Parent for the sole purpose of participating in the Merger, and prior to the Merger, Merger Sub did not own any material assets, have any liabilities or assets subject to any liabilities, or conduct any business activities. Merger Sub will be, at all times from the date of its formation until and including the Effective Time, disregarded as an entity separate from Parent for United States federal income tax purposes. There is no plan for Merger Sub to issue additional interests of its equity to any person other than Parent or for Parent to sell the equity interests of Merger Sub that it currently holds.

8.  Neither Parent nor any Parent Related Person has any plan or intention to redeem or otherwise acquire (or cause to be redeemed or acquired) any Parent Common Stock issued in the Merger (except for possible purchases of such shares that may be made by Parent on the open market as part of a repurchase program, which purchases and program satisfy the requirements of Revenue Ruling 99-58, 1999-2 C.B. 701) and, after the Merger, to the knowledge of Parent, no Company stockholder will cause a redemption or acquisition of any Parent Common Stock issued in the Merger. For purposes of this representation, the term “redeem” or “acquire” includes any redemption or acquisition, as the case may be, actually or in substance, including through derivative transactions such as collars or put protection arrangements, which has the economic effect of a transfer of the burdens, benefits, or other aspects of ownership.

9.  To the knowledge of Parent, no equity interests, or other rights or interests that could be treated as equity interests for U.S. federal income tax purposes, in the Company are outstanding except for Company Common Stock.

10.  To the knowledge of Parent, the liabilities of the Company assumed by Merger Sub (as determined under Section 357(d)) and the liabilities to which the transferred assets of the Company are subject were incurred by the Company in the ordinary course of its business.

11.  To the knowledge of Parent, the Company conducts a “historic business” for purposes of Treasury Regulation Section 1.368-1(d), and no assets of the Company have been sold, transferred, or otherwise disposed of that would prevent Parent from continuing such “historic business” or from using a “significant portion” of the Company’s “historic business assets” in a business following the Merger (as such terms are used in Treasury Regulation Section 1.368-1(d)). To the knowledge of Parent, Parent is in the same line of business as the Company for purposes of Treasury Regulation Section 1.368-1(d)(2). Following the Merger,

Parent, or a member of its qualified group of corporations (as defined in Treasury Regulation Section 1.368-1(d)(4)(ii)), will continue the “historic business” of the Company or use a “significant portion” of the Company’s “historic business assets” in a business, as such terms are defined in Treasury Regulation Section 1.368-1(d).

12.  Except for certain fees for printing, filing and distribution services relating to the Form S-4 and Joint Proxy Statement, which Parent and the Company have agreed to share equally, Parent, Merger Sub, the Company, and the shareholders of the Company will each pay their respective expenses, if any, incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement and no liabilities of the shareholders of the Company will be assumed by Merger Sub or Parent in the Merger.

13.  There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries, including Merger Sub), on the one hand, and the Company (or any of its subsidiaries), on the other hand, that was issued, acquired or will be settled at a discount.

14.  Neither Parent nor Merger Sub is under the jurisdiction of a court in a “title 11 or similar case” within the meaning of Section 368(a)(3)(A).

15.  Prior to the Merger, neither Parent nor any corporation affiliated with Parent owned, directly or indirectly, nor had Parent or any such affiliated corporation owned, directly or indirectly, during the five years preceding the Effective Time, any shares of stock of the Company or securities, options, warrants or instruments giving the holder thereof the right to acquire Company stock or other securities issued by the Company.

16.  Immediately after the Effective Time, the fair market value of the assets of Parent will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

17.  The payment of cash, if any, in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the Company shareholders instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the Company shareholders in exchange for their shares of Company Common Stock. The fractional share interests of each Company shareholder will be aggregated, and no Company shareholder, with the possible exception of shareholders whose holdings are in multiple accounts, held under separate names, held jointly or held with multiple brokers, will receive cash with respect to fractional shares in an amount equal to or greater than the value of one full share of Parent Common Stock.

18.  None of the payments received (or to be received) by any shareholder-employee or shareholder-independent contractor of the Company that are designated as compensation have been or will be separate consideration for, or allocable to, any Company Common Stock held by such shareholder-employee or shareholder-independent contractor; none of the Merger Consideration received by any shareholder-employees or shareholder-independent contractor was (or will be) separate consideration for, or allocable to, any employment, consulting or similar arrangement or agreement; and the compensation paid (or to be paid) to any shareholder-employees or shareholder-independent contractor was (or will be) for services actually rendered or to be rendered and was (or will be) commensurate with amounts paid to third parties bargaining at arm’s length for similar services. No portion of the Merger Consideration will be received by a Company shareholder as a creditor, employee, or in any other capacity other than as a Company shareholder and no Company shareholder acted as an agent for Parent in connection with the Merger or approval thereof.

19.  Parent will satisfy the information reporting requirements of Treasury Regulation Section 1.368-3 with respect to the Merger.

20.  Parent is an “investment company” as defined in Section 368(a)(2)(F)(iii); however, Parent meets the requirements of Section 368(a)(2)(F)(i) because it is a REIT. Merger Sub is not an “investment company” as defined in Section 368(a)(2)(F)(iii).

21.  The Merger will be effected pursuant to Maryland and Delaware statutes as a result of the operation of which the following events will occur simultaneously at the Effective Time: (i) all of the assets and liabilities of the Company become the assets and liabilities of the Surviving Entity (other than any liabilities satisfied or discharged in the transaction) and (ii) the Company’s separate legal existence ceases for all purposes.

22.  Parent, Merger Sub, and the Surviving Entity have not and will not take or fail to take any action that, by such action or failure, would cause the Merger to fail to qualify as a reorganization under Section 368(a) and the Treasury Regulations promulgated thereunder and Parent and the Surviving Entity will not take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) and the Treasury Regulations promulgated thereunder.

23.  The undersigned is authorized to make all of the representations set forth herein on behalf of Parent and Merger Sub.

[Signature Page Follows]

Parent and Merger Sub understand that Weil, Gotshal & Manges LLP, as special counsel to the Company, and Duane Morris LLP, as special counsel to Parent, will rely, without further inquiry, on this Officer’s Certificate in rendering their opinions concerning the treatment of the Merger as a reorganization within the meaning of Section 368(a), and hereby commit to inform said counsel if, for any reason, any of the foregoing representations or statements ceases to be true, correct or complete prior to the Effective Time. Parent and Merger Sub also recognize that the opinions delivered by Weil, Gotshal & Manges LLP and Duane Morris LLP will not address any tax consequences of the Merger or any action in connection therewith except as expressly set forth in the letters containing such opinions.

IN WITNESS WHEREOF, I have, on behalf of Parent, caused this Officer’s Certificate to be executed on this      day of          20[•].

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	Name: Title:

IN WITNESS WHEREOF, I have, on behalf of Merger Sub, caused this Officer’s Certificate to be executed on this      day of          20[•].

TIGER ACQUISITION, LLC

By: American Realty Capital Properties, Inc.
its Sole Member

By:	Name: Title:

EXHIBIT D

[Date]

American Realty Capital Properties, Inc.
405 Park Avenue
12th Floor
New York, NY 10022

RE:  Agreement and Plan of Merger dated as of December 14, 2012

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), with and into Tiger Acquisition, LLC, a Delaware limited liability company (“Merger Sub”) and a direct, wholly owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), with Merger Sub surviving, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 14, 2012, by and among Parent, Merger Sub, the Company, and certain other parties. Capitalized terms used but not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In acting as special counsel to Parent in connection with the Merger, we have participated in the preparation of the Merger Agreement, and pursuant to Section 7.2(f) of the Merger Agreement, you have requested our opinion regarding whether, on the basis of the facts, representations and assumptions set forth herein, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein, including the Merger Agreement, the Form S-4, the Joint Proxy Statement, and the other documents described in the Form S-4. In addition, this opinion relies upon certificates containing certain factual representations and covenants of an officer of the Company (the “Company Officer Certificate”) and an officer of Parent and Merger Sub (the “Parent Officer Certificate”).

For purposes of our opinion, we have not independently verified all of the facts, representations and covenants set forth in the Company Officer Certificate, the Parent Officer Certificate or in any other document. We have, consequently, assumed and relied on representations that the information presented in the Company Officer Certificate, the Parent Officer Certificate and other documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true without regard to any qualification as to materiality, knowledge or belief. In the course of our representation of Parent, we have not been made aware of any facts inconsistent with such statements, representations and covenants or our assumptions herein. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants and our assumptions herein. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Company Officer Certificate, the Parent Officer Certificate, or any other document may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the accuracy of the following assumptions: (i) the Company and Parent will each qualify as a REIT for the taxable period in which the Merger is consummated, (ii) there will be no changes in the applicable laws of the State of Maryland or the State of Delaware or of any other jurisdiction under the laws of which any of the Company, Parent or any of their subsidiaries have been formed or to which any of them are subject, in any such case, that would have the effect of altering the facts upon which the opinion set forth below is based, (iii) no action will be taken by the Company, Parent or any of their subsidiaries after the date hereof that would have the effect of altering facts upon which the opinion set forth below is based, (iv) the Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement and the Merger will be effective under the laws of State of Maryland and the State of Delaware, (v) the Merger Agreement, the Form S-4 and the other documents described in the Form S-4 represent the entire understanding of the parties with respect to the Merger, and (vi) the parties will report the Merger in a manner consistent with the opinion below and all applicable reporting requirements pursuant to the Code and the Regulations (as defined below) will be satisfied.

In rendering our opinion, we have considered and relied upon the Code, the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and Regulations by the courts and the IRS, all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change that is made after the date hereof in any of the foregoing could adversely affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

Based upon and subject to the foregoing, and subject to the qualifications stated herein, we are of the opinion that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

We express no opinion on any issue relating to the Merger, the Company, Parent or any investment therein or with respect to any other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality, other than as expressly stated above. This opinion is expressed as of the date hereof, and we are under no obligation to, and we do not intend to, supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue. This opinion has been prepared for you and it may not be used or relied upon by anyone else other than Parent, nor may this letter or any copies hereof be furnished to a third party, filed with a governmental agency, quoted, cited or otherwise referred to without our prior written consent.

Circular 230 Disclosure

To ensure compliance with requirements imposed by the Internal Revenue Service, we hereby disclose that (i) any discussion of federal tax issues contained or referred to in this opinion was not written, and cannot be used for the purpose of avoiding penalties that may be imposed under the Code and (ii) this opinion is not intended or written to be used, and cannot be used, for the purpose of promoting, marketing or recommending to another party any transaction or matter addressed herein.

Very truly yours,

EXHIBIT E

AMENDED AND RESTATED MANAGEMENT AGREEMENT

by and between

American Realty Capital Properties, Inc.

and

ARC Properties Advisors, LLC

Dated as of [        ], 2013

AMENDED AND RESTATED MANAGEMENT AGREEMENT, dated as of [       ], 2013, by and between American Realty Capital Properties, Inc., a Maryland corporation (the “Company”), and ARC Properties Advisors, LLC, a Delaware limited liability company (the “Manager”).

WITNESSETH:

WHEREAS, the Company is a corporation which has elected to be taxed as, and qualifies as, a real estate investment trust for federal income tax purposes within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the Company and the Manager are parties to that certain Management Agreement, dated as of September 6, 2011 (the “Original Agreement”), pursuant to which the Manager administers the business activities and day-to-day operations of the Company and performs services for the Company in the manner and on the terms set forth therein;

WHEREAS, the Company, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of the Company, Tiger Acquisition, LLC, a Delaware limited liability company wholly-owned by the Company (“Merger Sub”), American Realty Capital Trust III, Inc., a Maryland corporation (“Target”) and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of Target, are parties to that certain Agreement and Plan of Merger, dated as of December 14, 2012 (the “Merger Agreement”), pursuant to which Target will be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”);

WHEREAS, as a condition to entering into the Merger Agreement, Target requested that the Company obtain the Manager’s consent to reduce the base management fee payable pursuant to the Original Agreement for all assets held by the Company above an unadjusted book value of $3.0 billion from 0.50% per annum to 0.40% per annum, in each case of the unadjusted book value of such assets, in response to which the Manager agreed, pursuant to a letter agreement dated December 14, 2012, to modify the terms of the Original Agreement to reflect such base management fee reduction;

WHEREAS, the Merger has been consummated concurrently with the execution of this Agreement; and

WHEREAS, the Company and the Manager desire to amend and restate the Original Agreement in its entirety.

NOW THEREFORE, in consideration of the premises and agreements hereinafter set forth, the parties hereto hereby agree as follows:

Section 1. Definitions.

(a)  The following terms shall have the meanings set forth in this Section 1(a):

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such specified Person, (ii) any executive officer or general partner of such specified Person, (iii) any member of the board of directors or board of managers (or bodies performing similar functions) of such specified Person, and (iv) any legal entity for which such specified Person acts as an executive officer or general partner. For purposes of this definition, the terms “controlling”, “controlled by”, or “under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

“Acquisition Expenses” means any and all expenses incurred by the Company, the Subsidiaries, the Manager or any of their Affiliates in connection with the selection, evaluation, acquisition, origination, financing, making or development of any Real Estate Assets, whether or not acquired, including, without limitation, legal fees and expenses, travel and communications expenses, brokerage fees, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.

“Agreement” means this Amended and Restated Management Agreement, as amended, supplemented or otherwise modified from time to time.

“Automatic Renewal Term” has the meaning set forth in Section 10(a) hereof.

“Bankruptcy” means, with respect to any Person, (a) the filing by such Person of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other U.S. federal or state or foreign insolvency law, or such Person’s filing an answer consenting to or acquiescing in any such petition, (b) the making by such Person of any assignment for the benefit of its creditors, (c) the expiration of 60 days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for a material portion of the assets of such Person, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other U.S. federal or state or foreign insolvency law, provided that the same shall not have been vacated, set aside or stayed within such 60-day period or (d) the entry against such Person of a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereinafter in effect.

“Base Management Fee” means the fee payable to the Manager pursuant to Section 6(c).

“Board” means the board of directors of the Company.

“Board Investment Committee” means a committee consisting solely of members of the Board formed for the primary purpose of (1) periodically reviewing the Company’s investments and (2) pursuant to the Investment Guidelines, approving certain investments proposed to be made by the Company.

“Business Day” means any day except a Saturday, a Sunday or a day on which banking institutions in New York, New York are not required to be open.

“Claim” has the meaning set forth in Section 8(c) hereof.

“Closing Date” means the date of closing of the Initial Public Offering.

“Code” has the meaning set forth in the Recitals.

“Common Stock” means the common stock, par value $0.01, of the Company.

“Company” has the meaning set forth in the Preamble.

“Company Indemnified Party” has meaning set forth in Section 8(b) hereof.

“Conduct Policies” has the meaning set forth in Section 2(l) hereof.

“Confidential Information” has the meaning set forth in Section 5(a) hereof.

“Core Earnings” means the net income (loss), computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) the Incentive Compensation, (iii) acquisition fees, (iv) financing fees, (v) depreciation and amortization, (vi) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, and (vii) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the Manager and the Independent Directors and approved by a majority of the Independent Directors.

“Effective Termination Date” means the last day of the Initial Term or an Automatic Renewal Term, as the case may be, on which this Agreement is terminated.

“Equity Incentive Plans” means the equity incentive plans adopted by the Company to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including the Manager and Affiliates and personnel of the Manager and its Affiliates, and any joint venture affiliates of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in effect in the United States on the date such principles are applied.

“Governing Instruments” means, with regard to any entity, the articles of incorporation or certificate of incorporation and bylaws in the case of a corporation, the partnership agreement in the case of a general or limited partnership, the certificate of formation and operating agreement or limited liability company agreement in the case of a limited liability company, the declaration of trust or other comparable trust instrument in the case of a trust, or similar governing documents, in each case as the same may be amended from time to time.

“Incentive Compensation” means the incentive management fee calculated and payable with respect to each calendar quarter (or part thereof that this Agreement is in effect) in arrears in an amount, not less than zero, equal to the difference between (1) the product of (a) 20% and (b) the difference between (i) Core Earnings of the Company for the previous 12- month period, and (ii) the product of (A) the weighted average of the issue price per share of the Common Stock of all of the Company’s public offerings of Common Stock multiplied by the weighted average number of shares of Common Stock outstanding (including, for the avoidance of doubt, any restricted shares of Common Stock and any shares of Common Stock underlying other awards granted under one or more of the Company’s Equity Incentive Plans) in the previous 12-month period, and (B) 8%, and (2) the sum of any Incentive Compensation paid to the Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no Incentive Compensation shall be payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters is greater than zero.

For purposes of calculating the Incentive Compensation prior to the completion of a 12-month period during the term of this Agreement, Core Earnings shall be calculated on the basis of the number of days that this Agreement has been in effect on an annualized basis.

If the Effective Termination Date does not correspond to the end of a calendar quarter, the Manager’s Incentive Compensation shall be calculated for the period beginning on the day after the end of the calendar quarter immediately preceding the Effective Termination Date and ending on the Effective Termination Date, which Incentive Compensation shall be calculated using Core Earnings for the 12-month period ending on the Effective Termination Date.

“Indemnified Party” has the meaning set forth in Section 8(b) hereof.

“Independent Director” means a member of the Board who is “independent” in accordance with the Company’s Governing Instruments and the rules of NASDAQ or such other securities exchange on which the shares of Common Stock are listed.

“Initial Public Offering” means the Company’s sale of Common Stock to the public through dealer managers pursuant to the Registration Statement.

“Initial Term” has the meaning set forth in Section 10(a) hereof.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investment Guidelines” means the investment guidelines approved by the Board, a copy of which is attached hereto as Exhibit A, as the same may amended, restated, modified, supplemented or waived pursuant to the approval of a majority of the entire Board (which must include a majority of the Independent Directors) and the Manager Investment Committee.

“Joint Ventures” means the joint venture or partnership or other similar arrangements (other than between or among the Company and its Subsidiary or between or among two or more of the Company’s Subsidiaries) in which the Company or its Subsidiary is a co-venturer, member, partner or other equity holder, which are established to own investments.

“Last Appraiser” has the meaning set forth in Section 6(g) hereof.

“Losses” has the meaning set forth in Section 8(a) hereof.

“Manager” has the meaning set forth in the Preamble and shall include any successor in interest thereto.

“Manager Change of Control” means a change in the direct or indirect (i) beneficial ownership of more than fifty percent (50%) of the combined voting power of the Manager’s then outstanding equity interests, or (ii) power to direct or control the management policies of the Manager, whether through the ownership of beneficial equity interests, common directors or officers, by contract or otherwise. Manager Change of Control shall not include (i) public offerings of the equity interests of the Manager, or (ii) any assignment of this Agreement by the Manager as permitted hereby and in accordance with the terms hereof.

“Manager Indemnified Party” has the meaning set forth in Section 8(a) hereof.

“Manager Investment Committee” means the investment committee formed by the Manager, the members of which shall consist of employees of the Manager and its Affiliates and may change from time to time.

“Manager Permitted Disclosure Parties” has the meaning set forth in Section 5(a) hereof.

“NASDAQ” means The Nasdaq Capital Market.

“Notice of Proposal to Negotiate” has the meaning set forth in Section 10(c) hereof.

“Person” means any natural person, corporation, partnership, association, limited liability company, estate, trust, joint venture, any federal, state, county or municipal government or any bureau, department or agency thereof or any other legal entity and any fiduciary acting in such capacity on behalf of the foregoing.

“Real Estate Asset” means real property owned from time to time by the Company or any of its Subsidiaries, directly, through one or more subsidiaries or through a Joint Venture, which consists of (i) land only, (ii) land, including the buildings located thereon, (iii) buildings only, or (iv) such investments the Board or the Manager designates as Real Estate Asset to the extent such investments could be classified as Real Estate Asset.

“Registration Statement” means the Company’s Registration Statement on Form S-11 (No. 333-172205), as amended from time to time, pursuant to which the Company is conducting or has conducted the Initial Public Offering.

“Regulation FD” means Regulation FD as promulgated by the SEC.

“REIT” means a “real estate investment trust” as defined under the Code.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means (i) any subsidiary of the Company, (ii) any partnership the general partner of which is the Company or any subsidiary of the Company, and (iii) any limited liability company the managing member of which is the Company or any subsidiary of the Company.

“Target Assets” means the types of assets described under “Business — Overview” in the prospectus included in the Registration Statement, subject to, and including any changes to the Company’s Investment Guidelines that may be approved by the Manager and the Company from time to time.

“Termination Notice” has the meaning set forth in Section 10(b) hereof.

“Termination Without Cause” has the meaning set forth in Section 10(b) hereof.

“Valuation Notice” has the meaning set forth in Section 6(g) hereof.

(b) As used herein, accounting terms relating to the Company and its Subsidiaries, if any, not defined in Section 1(a) and accounting terms partly defined in Section 1(a), to the extent not defined, shall have the respective meanings given to them under GAAP. As used herein, “calendar quarters” shall mean the periods from January 1 to March 31, April 1 to June 30, July 1 to September 30 and October 1 to December 31 of the applicable year.

(c)  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

(d)  The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The words include, includes and including shall be deemed to be followed by the phrase “without limitation.”

Section 2. Appointment and Duties of the Manager.

(a)  The Company hereby appoints the Manager to manage the investments and day-to-day operations of the Company and its Subsidiaries, subject at all times to the further terms and conditions set forth in this Agreement and to the supervision of, and such further limitations or parameters as may be imposed from time to time by, the Board. The Manager hereby agrees to use its commercially reasonable efforts to perform each of the duties set forth herein, provided that funds are made available by the Company for such purposes as set forth in Section 7 hereof. The appointment of the Manager shall be exclusive to the Manager, except to the extent that the Manager elects, in its sole and absolute discretion, subject to the terms of this Agreement, to cause the duties of the Manager as set forth herein to be provided by third parties.

(b)  The Manager, in its capacity as manager of the investments and the day-to-day operations of the Company and its Subsidiaries, at all times will be subject to the supervision and direction of the Board, will act in a manner that is compliant with the provisions of the Governing Instruments of the Company and each of its Subsidiaries and will have only such functions and authority as the Board may delegate to it, including, without limitation, managing the Company’s business affairs in conformity with the Investment Guidelines and other policies that are approved and adopted by the Board. The Company and the Manager hereby acknowledge the recommendation by the Manager and the approval by the Board, of the Investment Guidelines, including, but not limited to the Company’s investment strategy with respect to the Target Assets. The Company and the Manager hereby acknowledge and agree that, during the term of this Agreement, any proposed changes to the Company’s investment strategy that would modify or expand the Target Assets may only be recommended by the Manager and shall require the approval of the Board and the Manager.

(c)  The Manager will be responsible for the day-to-day operations of the Company (which, for purposes of the Manager’s responsibilities in this Agreement, includes its Subsidiaries) and will perform (or cause to be performed) such services and activities relating to the investments and operations of the Company as may be appropriate, which may include, without limitation:

(i)  forming the Manager Investment Committee, which will have the following responsibilities: (A) proposing modifications to the Investment Guidelines to the Board, (B) reviewing the Company’s investment portfolio for compliance with the Investment Guidelines on a quarterly basis, (C) reviewing the diversification of the Company’s investment portfolio and the Company’s hedging and financing strategies on a quarterly basis, and (D) conducting or overseeing the provision of the services set forth in this Section 2;

(ii)  serving as the Company’s consultant with respect to the periodic review of the Investment Guidelines and other parameters for the Company’s investments, financing activities and operations, any modification to which will be approved by a majority of our independent directors;

(iii)  investigating, analyzing and selecting possible investment opportunities and acquiring, financing, retaining, selling, restructuring or disposing of investments consistent with the Investment Guidelines;

(iv)  with respect to prospective purchases, sales or exchanges of investments, conducting negotiations on the Company’s behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;

(v)  with respect to prospective lease transactions, conducting negotiations on the Company’s behalf with current and prospective tenants;

(vi)  analyzing prospective opportunities to reposition properties for alternative uses or make capital improvements or in order to retain existing tenants or attract new tenants at the Real Estate Assets;

(vii)  serving as the Company’s consultant with respect to decisions regarding any of its financings or borrowings undertaken by it, including (1) sourcing financing alternatives, (2) assisting it in developing criteria for debt and equity financing that is specifically tailored to its investment objectives, and (3) advising it with respect to obtaining appropriate financing for the Real Estate Assets;

(viii)  engaging and supervising, on the Company’s behalf and at the Company’s expense, independent contractors that provide investment banking, securities brokerage, mortgage brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services (including transfer agent and registrar services) as may be required relating to the Company’s operations or investments (or potential investments);

(ix)  coordinating and managing operations of any Joint Venture or co-investment interests held by the Company and conducting all matters with the Joint Venture or co-investment partners;

(x)  providing executive and administrative personnel, office space and office services required in rendering services to the Company;

(xi)  administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to the Company’s management as may be agreed upon by the Manager and the Board, including, without limitation, the collection of revenues and the payment of the Company’s debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(xii)  communicating on the Company’s behalf with the holders of any of the Company’s equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(xiii)  counseling the Company in connection with policy decisions to be made by our the Board;

(xiv)  counseling the Company regarding the maintenance of the Company’s qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and Treasury Regulations thereunder and using commercially reasonable efforts to cause the Company to qualify for taxation as a REIT;

(xv)  furnishing reports and statistical and economic research to the Company regarding the Company’s activities and services performed for the Company by the Manager;

(xvi)  monitoring the operating performance of the Company’s investments and providing periodic reports with respect thereto to the Board, including comparative information with respect to such operating performance and budgeted or projected operating results;

(xvii)  investing and reinvesting any moneys and securities of the Company (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses, or payments of dividends or distributions to the Company’s stockholders and partners) and advising the Company as to the Company’s capital structure and capital raising;

(xviii)  causing the Company to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and, if applicable, taxable REIT subsidiaries, and to conduct quarterly compliance reviews with respect thereto;

(xix)  assisting the Company in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

(xx)  assisting the Company in complying with all regulatory requirements applicable to the Company in respect of the Company’s business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act, or by NASDAQ;

(xxi)  assisting the Company in taking all necessary action to enable the Company to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Code applicable to REITs;

(xxii)  handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which the Company may be involved or to which the Company may be subject arising out of the Company’s day-to-day operations (other than with the Manager or its Affiliates), subject to such limitations or parameters as may be imposed from time to time by the Board;

(xxiii)  using commercially reasonable efforts to cause expenses incurred by the Company or on the Company’s behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by the Board from time to time;

(xxiv)  advising the Company with respect to and structuring long-term financing vehicles for the Company’s portfolio of Real Estate Assets, and offering and selling securities publicly or privately in connection with any such structured financing;

(xxv)  providing the Company with portfolio management;

(xxvi)  arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote the Company’s business;

(xxvii)  performing such other services as may be required from time to time for management and other activities relating to the Company’s properties and business, as the Board shall reasonably request or the Manager shall deem appropriate under the particular circumstances; and

(xxviii)  using commercially reasonable efforts to cause the Company to comply with all applicable laws.

(d)  The Manager may retain, for and on behalf, and at the sole cost and expense, of the Company, such services of the Persons referred to in Section 7(b) hereof as the Manager deems necessary or advisable in connection with the management and operations of the Company. In performing its duties under this Section 2, the Manager shall be entitled to rely reasonably on qualified experts and professionals (including, without limitation, accountants, legal counsel and other professional service providers) hired by the Manager at the Company’s sole cost and expense.

(e)  The Manager shall refrain from any action that, in its sole judgment made in good faith, (i) is not in compliance with the Investment Guidelines, (ii) would adversely and materially affect the qualification of the Company as a REIT under the Code or the Company’s status as an entity excluded from investment company status under the Investment Company Act, or (iii) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over the Company or of any exchange on which the securities of the Company may be listed or that would otherwise not be permitted by the applicable Governing Instruments. If the Manager is ordered to take any action by the Board, the Manager shall promptly notify the Board if it is the Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or Governing Instruments. Notwithstanding the foregoing, neither the Manager nor any of its Affiliates shall be liable to the Company, the Board, or the Company’s stockholders for any act or omission by the Manager or any of its Affiliates, except as provided in Section 8 of this Agreement.

(f)  The Company (including the Board) agrees to take all actions reasonably required to permit and enable the Manager to carry out its duties and obligations under this Agreement, including, without limitation, all steps reasonably necessary to allow the Manager to file any registration statement or other filing required to be made under the Securities Act, Exchange Act, NASDAQ’s Rules Manual, the Code or other applicable law, rule or regulation on behalf of the Company in a timely manner. The Company further agrees to use commercially reasonable efforts to make available to the Manager all resources, information and materials reasonably requested by the Manager to enable the Manager to satisfy its obligations hereunder, including its obligations to deliver financial statements and any other information or reports with respect to the Company.

(g)  As frequently as the Manager may deem reasonably necessary or advisable, or at the direction of the Board, the Manager shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, with respect to any reports and other information relating to any proposed or consummated investment as may be reasonably requested by the Company.

(i)  The Manager shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, all reports, financial or otherwise, with respect to the Company reasonably required by the Board in order for the Company to comply with its Governing Instruments, or any other materials required to be filed with any governmental body or agency, and shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, all materials and data necessary to complete such reports and other materials, including, without limitation, an annual audit of the Company’s books of account by a nationally recognized independent accounting firm.

(ii)  The Manager shall prepare, or, at the sole cost and expense to the Company, cause to be prepared, regular reports for the Board to enable the Board to review the Company’s acquisitions, portfolio composition and characteristics, credit quality, performance and compliance with the Investment Guidelines and policies approved by the Board.

(h)  Officers, employees and agents of the Manager and its Affiliates may serve as directors, officers, agents, nominees or signatories for the Company or any of its Subsidiaries, to the extent permitted by their respective Governing Instruments, by any resolutions duly adopted by the Board. When executing documents or otherwise acting in such capacities for the Company or any of its Subsidiaries, such Persons shall indicate in what capacity they are executing on behalf of the Company or any of its Subsidiaries. Without limiting the foregoing, while this Agreement is in effect, the Manager will provide the Company with a management team, including a Chief Executive Officer and President or similar positions, along with appropriate support personnel, to provide the management services to be provided by the Manager to the Company hereunder, who shall devote such of their time to the management of the Company as necessary and appropriate, commensurate with the level of activity of the Company from time to time.

(i)  The Manager, at its sole cost and expense, shall provide personnel for service on the Manager Investment Committee.

(j)  The Manager, at its sole cost and expense, shall maintain reasonable and customary “errors and omissions” insurance coverage and other customary insurance coverage in respect to its obligations and activities under, or pursuant to, this Agreement, naming the Company as an additional insured.

(k)  The Manager, at its sole cost and expense, shall provide such internal audit, compliance and control services as may be required for the Company to comply with applicable law (including the Securities Act and Exchange Act), regulation (including SEC regulations) and the rules and requirements of NASDAQ and as otherwise reasonably requested by the Company or its Board from time to time.

(l)  The Manager acknowledges receipt of the Company’s Code of Business Conduct and Ethics (the “Conduct Policies”) and agrees to require the persons who provide services to the Company to comply with such Conduct Policies in the performance of such services hereunder or such comparable policies as shall in substance hold such persons to at least the standards of conduct set forth in the Conduct Policies.

(m)  The Manager, at its sole cost and expense, shall maintain any required registration of the Manager or any Affiliate with the SEC under the Investment Advisers Act of 1940, as amended, or with any state securities authority in any state in which the Manager or its Affiliate is required to be registered as an investment advisor under applicable state securities laws.

Section 3. Additional Activities of the Manager; Non-Solicitation; Restrictions.

(a)  Except as provided in Section 3(b) and/or the Investment Guidelines, nothing in this Agreement shall (i) prevent the Manager or any of its Affiliates or any of their respective officers, directors or employees, from engaging in other businesses or from rendering services of any kind to any other Person, whether or not the investment objectives or policies of any such other Person are similar to those of the Company or (ii) in any way bind or restrict the Manager or any of its Affiliates or any of their respective officers, directors or employees from buying, selling or trading any securities or commodities for their own accounts or for the account of others for whom the Manager or any of its Affiliates, officers, directors or employees may be acting.

(b)  While information and recommendations supplied to the Company shall, in the Manager’s reasonable and good faith judgment, be appropriate under the circumstances and in light of the investment objectives and policies of the Company, they may be different from the information and recommendations supplied by the Manager or any Affiliate of the Manager to others. The Company shall be entitled to equitable treatment under the circumstances in receiving information, recommendations and any other services, but the Company recognizes that it is not entitled to receive preferential treatment as compared with the treatment given by the Manager or any Affiliate of the Manager to others. The Company shall have the benefit of the Manager’s best judgment and effort in rendering services hereunder and, in furtherance of the foregoing, the Manager shall not undertake activities that, in its good faith judgment, will adversely affect the performance of its obligations under this Agreement.

(c)  In the event of a Termination Without Cause of this Agreement by the Company pursuant to Section 10(b) hereof, for a period of two (2) years from and after the date of such termination of this Agreement, the Company shall not (and shall cause each of its Subsidiaries to not), without the consent of the Manager, employ or otherwise retain (directly or indirectly by any of the Company’s Subsidiaries) any employee of the Manager or any of its Affiliates on the date of such termination or any Person who shall have been employed by the Manager or any of its Affiliates at any time within the two (2) year period immediately preceding the date on which such Person commences employment with or is otherwise retained by the Company or its Subsidiary. The Company acknowledges and agrees that, in addition to any damages, the Manager shall be entitled to equitable relief for any violation of this Section 3(c) by the Company or its Subsidiaries, including, without limitation, injunctive relief.

Section 4. Bank Accounts.  At the direction of the Board, the Manager may establish and maintain one or more bank accounts in the name of the Company or any Subsidiary, and may collect and deposit into any such account or accounts, and disburse funds from any such account or accounts, under such policies, terms and conditions as the Company may establish and the Board may approve. The Manager shall from time to time render appropriate accountings of such collections and payments to the Board and, upon request, shall provide information regarding such accountings to the auditors of the Company or any Subsidiary.

Section 5. Records; Confidentiality.

(a)  The Manager shall maintain appropriate books of accounts and records relating to services performed hereunder, and such books of account and records shall be accessible for inspection by representatives of the Company or any Subsidiary at any time during normal business hours. The Manager shall keep confidential any and all non-public information, written or oral, obtained by it in connection with the services rendered hereunder (“Confidential Information”) and shall not use Confidential Information except in furtherance of its duties under this Agreement or disclose Confidential Information, in whole or in part, to any Person other than (i) to its Affiliates, officers, directors, employees, agents, representatives or advisors who need to know such Confidential Information for the purpose of rendering services hereunder, (ii) to appraisers, financing sources and others in the ordinary course of the Company’s business ((i) and (ii) collectively, “Manager Permitted Disclosure Parties”), (iii) in connection with any governmental or regulatory filings of the Company, or filings with NASDAQ or other applicable securities exchanges or markets, or disclosure or presentations to Company investors (subject to compliance with Regulation FD), (iv) to governmental officials having jurisdiction over the Company, (v) as requested by law or legal process to which the Manager or any Person to whom disclosure is permitted hereunder is a party, or (vi) with the consent of the Company. The Manager agrees to inform each of its Manager Permitted Disclosure Parties of the non-public nature of the Confidential Information and to obtain agreement from such Persons to treat such Confidential Information in accordance with the terms hereof.

(b)  Nothing herein shall prevent any Manager Permitted Disclosure Party from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of, or pursuant to any law or regulation to, any regulatory agency or authority, (iii) to the extent reasonably required in connection with the exercise of any remedy hereunder, or (iv) to its legal counsel or independent auditors; provided, however that with respect to clauses (i) and (ii), it is agreed that, so long as not legally prohibited, the Manager will provide the Company with prompt written notice of such order, request or demand so that the Company may seek, at its sole expense, an appropriate protective order and/or waive the Manager Permitted Disclosure Party compliance with the provisions of this Agreement. If, failing the entry of a protective order or the receipt of a waiver hereunder, the Manager Permitted Disclosure Party is required to disclose Confidential Information, the Manager Permitted Disclosure Party may disclose only that portion of such information that is legally required without liability hereunder; provided, that the Manager Permitted Disclosure Party agrees to exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information.

(c)  Notwithstanding anything herein to the contrary, each of the following shall be deemed to be excluded from provisions hereof: any Confidential Information that (A) is available to the public from a source other than the Manager, (B) is released in writing by the Company to the public (except to the extent exempt under Regulation FD) or to persons who are not under similar obligation of confidentiality to the Company, or (C) is obtained by the Manager from a third-party which, to the best of the Manager’s knowledge, does not constitute a breach by such third-party of an obligation of confidence with respect to the Confidential Information disclosed. The provisions of this Agreement shall survive the expiration or earlier termination of this Agreement for a period of one year.

Section 6. Compensation.

(a)  For the services rendered under this Agreement, the Company shall pay the Base Management Fee and the Incentive Compensation to the Manager. The Manager will not receive any compensation for the period prior to the Closing Date other than expenses incurred and reimbursed pursuant to Section 7 hereof.

(b)  The parties acknowledge that the Base Management Fee is intended to compensate the Manager for certain expenses not otherwise reimbursable under Section 7 below in order for the Manager to provide the Company the investment advisory services and general management services rendered under this Agreement.

(c)  The Company shall pay a monthly Base Management Fee to the Manager or its permitted assignees as compensation for services rendered in connection with this Agreement. The Base Management Fee shall be payable monthly, in advance, in cash or shares of Common Stock, at the option of the Manager, in an amount calculated as follows: with respect to the sum of the average unadjusted book value (before reduction for depreciation, amortization, impairment charges and cumulative acquisition costs charged to expense in accordance with GAAP) of all Real Estate Assets held by the Company as of the last day of the immediately preceding month, (i) one twelfth of 0.50% of the lesser of such sum or $3.0 billion and (ii) one twelfth of 0.40% of the excess of such sum over $3.0 billion, if any. The Base Management Fee will be pro rated for any partial month. The Manager shall calculate each monthly installment of the Base Management Fee, and deliver such calculation to the Company, within ten (10) days following the last day of each calendar month for which a Base Management Fee is payable. The Company shall pay the Manager each installment of the Base Management Fee within five (5) Business Days after the date of delivery to the Company of such computations.

(d)  The Incentive Compensation shall be payable in arrears, in quarterly installments commencing with the quarter in which this Agreement is executed. The Manager shall compute each quarterly installment of the Incentive Compensation within forty-five (45) days after the end of the calendar quarter with respect to which such installment is payable. A copy of the computations made by the Manager to calculate such installment shall thereafter promptly be delivered to the Board and, upon such delivery, payment of such installment of the Incentive Compensation shown therein shall be due and payable no later than the date which is five (5) Business Days after the date of delivery to the Board of such computations.

(e)  Each installment of the Incentive Compensation shall be payable as follows:

(i)  fifty percent (50%) of the Incentive Compensation will be payable in shares of Common Stock; provided, however, the percentage of the Incentive Compensation payable in shares of Common Stock is subject to the following: (1) the ownership of such shares by the Manager does not violate the limit on ownership of Common Stock set forth in the Company’s Governing Instruments, after giving effect to any waiver from such limit that the Board may grant to the Manager in the future and (2) the Company’s issuance of such shares to the Manager complies with all applicable restrictions under U.S. federal securities laws and the rules of NASDAQ; and

(ii)  the remainder will be payable in cash.

(f)  The number of shares of Common Stock payable as the Incentive Compensation to be issued to the Manager will be equal to the dollar amount of the portion of the quarterly installment of the Incentive Compensation payable in shares of Common Stock divided by a value determined as follows:

(i)  if the Common Stock is traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the Common Stock on such exchange on the five (5) Business Days prior to the date on which the quarterly installment of the Incentive Compensation is paid;

(ii)  if the Common Stock is not traded on a securities exchange but is actively traded over-the-counter, the value shall be deemed to be the average of the closing bids or sales prices, as applicable, on the five (5) Business Days prior to the date on which the quarterly installment of the Incentive Compensation is paid; and

(iii)  if the Common Stock is neither traded on a securities exchange nor actively traded over-the-counter, the value shall be the fair market value thereof, as reasonably determined in good faith by the Board (including a majority of the Independent Directors) of the Company.

(g)  If at any time the Manager shall, in connection with a determination of the value of the Common Stock made by the Board pursuant to Section 6(f)(iii) hereof, (i) dispute such determination in good faith by more than five percent (5%), and (ii) such dispute cannot be resolved between the Independent Directors and the Manager within ten (10) Business Days after the Manager provides written notice to the Company of such dispute (the “Valuation Notice”), then the matter shall be resolved by an independent appraiser of recognized standing selected jointly by the Independent Directors and the Manager within not more than twenty (20) days after the Valuation Notice. In the event the Independent Directors and the Manager cannot agree with respect to such selection within the aforesaid twenty (20) day time-frame, the Independent Directors shall select one such independent appraiser and the Manager shall select one independent appraiser within five (5) Business Days after the expiration of the twenty (20) day period, with one additional such appraiser (the “Last Appraiser”) to be selected by the appraisers so designated within five (5) Business Days after their selection. Any valuation decision made by the Last Appraiser shall be deemed final and binding upon the Board and the Manager and shall be delivered to the Manager and the Board within not more than fifteen (15) days after the selection of the Last Appraiser. The expenses of the appraisal shall be paid by the party with the estimate which deviated the furthest from the final valuation decision made by the independent appraisers.

Section 7. Expenses of the Company.

(a)  The Manager shall be responsible for the expenses related to any and all personnel of the Manager and its Affiliates who provide services to the Company pursuant to this Agreement (including, without limitation, each of the officers of the Company and any directors of the Company who are also directors, officers, employees or agents of the Manager or any of its Affiliates), including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel.

(b)  The Company shall pay all of its costs and expenses and shall reimburse the Manager or its Affiliates for expenses of the Manager and its Affiliates incurred on behalf of the Company, excepting only those expenses that are specifically the responsibility of the Manager pursuant to Section 7(a) of this

Agreement. Without limiting the generality of the foregoing, it is specifically agreed that the following costs and expenses of the Company or any Subsidiary shall be paid by the Company and shall not be paid by the Manager or Affiliates of the Manager:

(i)  Acquisition Expenses; provided, however, that Acquisition Expenses paid pursuant to this Agreement shall be without duplication with any “Acquisition Expenses” paid pursuant to that certain Acquisition and Capital Services Agreement, dated as of September 6, 2011, by and between the Company and AR Capital, LLC (formerly known as American Realty Capital II, LLC);

(ii)  expenses in connection with the issuance of securities of the Company and transaction costs incident to the acquisition, disposition and financing of the investments of the Company and its Subsidiaries;

(iii)  costs of legal, tax, accounting, consulting, auditing and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager’s personnel, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

(iv)  the compensation and expenses of the Company’s directors and the cost of liability insurance to indemnify the Company’s directors and officers;

(v)  costs associated with the establishment and maintenance of any of the Company’s credit facilities, other financing arrangements, or other indebtedness of the Company (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of the Company’s securities offerings;

(vi)  expenses connected with communications to holders of the Company’s securities or of the Subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by the Company to any transfer agent and registrar in connection with the listing and/or trading of the Company’s securities on any exchange, the fees payable by the Company to any such exchange in connection with its listing, costs of preparing, printing and mailing the Company’s annual report to the Company’s stockholders and proxy materials with respect to any meeting of the Company’s stockholders;

(vii)  costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for the Company;

(viii)  expenses incurred by managers, officers, personnel and agents of the Manager for travel on the Company’s behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of the Manager in connection with the purchase, financing, refinancing, sale or other disposition of an investment or establishment and maintenance of any of the Company’s securitizations or any of the Company’s securities offerings;

(ix)  costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses;

(x)  compensation and expenses of the Company’s custodian and transfer agent, if any;

(xi)  the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;

(xii)  all taxes and license fees;

(xiii)  all insurance costs incurred in connection with the operation of the Company’s business except for the costs attributable to the insurance that the Manager elects to carry for itself and its personnel;

(xiv)  costs and expenses incurred in contracting with third parties;

(xv)  all other costs and expenses relating to the Company’s business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of investments, including appraisal, reporting, audit and legal fees;

(xvi)  expenses relating to any office(s) or office facilities, including, but not limited to, disaster backup recovery sites and facilities, maintained for the Company or the investments of the Company and its Subsidiaries separate from the office or offices of the Manager;

(xvii)  expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the Board to or on account of holders of the Company’s securities or of the Subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;

(xviii)  any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against the Company or any Subsidiary, or against any trustee, director, partner, member or officer of the Company or of any Subsidiary in his capacity as such for which the Company or any Subsidiary is required to indemnify such trustee, director, partner, member or officer by any court or governmental agency; and

(xix)  all other expenses actually incurred by the Manager (except as otherwise specified herein) which are reasonably necessary for the performance by the Manager of its duties and functions under this Agreement.

(c)  Costs and expenses incurred by the Manager on behalf of the Company shall be reimbursed monthly to the Manager. The Manager shall prepare a written statement in reasonable detail documenting the costs and expenses of the Company and those incurred by the Manager on behalf of the Company during each month, and shall deliver such written statement to the Company within thirty (30) days after the end of each month. The Company shall pay all amounts payable to the Manager pursuant to this Section 7(c) within five (5) Business Days after the receipt of the written statement without demand, deduction, offset or delay. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company. The provisions of this Section 7 shall survive the expiration or earlier termination of this Agreement to the extent such expenses have previously been incurred or are incurred in connection with such expiration or termination.

Section 8. Limits of the Manager’s Responsibility.

(a)  The Manager assumes no responsibility under this Agreement other than to render the services called for hereunder in good faith and shall not be responsible for any action of the Board in following or declining to follow any advice or recommendations of the Manager, including as set forth in the Investment Guidelines. The Manager and its Affiliates, and the directors, officers, employees, partners, members, stockholders, other equity holders, agents and representatives of the Manager and its Affiliates (each, a “Manager Indemnified Party”), will not be liable to the Company, any Subsidiary, the Board, the Company’s stockholders or any Subsidiary’s stockholders, partners or members for any acts or omissions by any Manager Indemnified Party performed in accordance with and pursuant to this Agreement, except by reason of any act or omission constituting bad faith, willful misconduct, gross negligence or reckless disregard of the duties under this Agreement on the part of such Manager Indemnified Party. The Company shall, to the full extent lawful, reimburse, indemnify and hold harmless each Manager Indemnified Party, of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including reasonable attorneys’ fees) (collectively “Losses”) in respect of or arising from any acts or omissions of such Manager Indemnified Party performed in good faith under this Agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties on the part of such Manager Indemnified Party under this Agreement. In addition, (i) the Manager will not be liable for trade errors that may result from ordinary negligence, including, without limitation, errors in the investment decision making process or in the trade process and (ii) the Company shall advance funds to a Manager Indemnified Party for legal fees and other costs and expenses incurred as a result of any claim, suit, action or proceeding for which indemnification is being sought, provided that such Manager Indemnified Party undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such Manager Indemnified Party is found pursuant to a final and non-appealable order or judgment to not be entitled to indemnification.

(b)  The Manager shall, to the full extent lawful, reimburse, indemnify and hold harmless the Company, and the directors, officers and stockholders of the Company and each Person, if any, controlling the Company (each, a “Company Indemnified Party”; a Manager Indemnified Party and a Company Indemnified Party are each sometimes hereinafter referred to as an “ Indemnified Party”) of and from any and all Losses in respect of or arising from (i) any acts or omissions of the Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties of the Manager under this Agreement or (ii) any claims by the Manager’s employees relating to the terms and conditions of their employment by the Manager.

(c)  In case any such claim, suit, action or proceeding (a “Claim”) is brought against any Indemnified Party in respect of which indemnification may be sought by such Indemnified Party pursuant hereto, the Indemnified Party shall give prompt written notice thereof to the indemnifying party, which notice shall include all documents and information in the possession of or under the control of such Indemnified Party reasonably necessary for the evaluation and/or defense of such Claim and shall specifically state that indemnification for such Claim is being sought under this Section; provided, however, that the failure of the Indemnified Party to so notify the indemnifying party shall not limit or affect such Indemnified Party’s rights other than pursuant to this Section. Upon receipt of such notice of Claim (together with such documents and information from such Indemnified Party), the indemnifying party shall, at its sole cost and expense, in good faith defend any such Claim with counsel reasonably satisfactory to such Indemnified Party, which counsel may, without limiting the rights of such Indemnified Party pursuant to the next succeeding sentence of this Section 8(c), also represent the indemnifying party in such investigation, action or proceeding. In the alternative, such Indemnified Party may elect to conduct the defense of the Claim, if (i) such Indemnified Party reasonably determines that the conduct of its defense by the indemnifying party could be materially prejudicial to its interests, (ii) the indemnifying party refuses to assume such defense (or fails to give written notice to the Indemnified Party within ten (10) days of receipt of a notice of Claim that the indemnifying party assumes such defense), or (iii) the indemnifying party shall have failed, in such Indemnified Party’s reasonable judgment, to defend the Claim in good faith. The indemnifying party may settle any Claim against such Indemnified Party without such Indemnified Party’s consent, provided (i) such settlement is without any Losses whatsoever to such Indemnified Party, (ii) the settlement does not include or require any admission of liability or culpability by such Indemnified Party and (iii) the indemnifying party obtains an effective written release of liability for such Indemnified Party from the party to the Claim with whom such settlement is being made, which release must be reasonably acceptable to such Indemnified Party, and a dismissal with prejudice with respect to all claims made by the party against such Indemnified Party in connection with such Claim. The applicable Indemnified Party shall reasonably cooperate with the indemnifying party, at the indemnifying party’s sole cost and expense, in connection with the defense or settlement of any Claim in accordance with the terms hereof. If such Indemnified Party is entitled pursuant to this Section 8(c) to elect to defend such Claim by counsel of its own choosing and so elects, then the indemnifying party shall be responsible for any good faith settlement of such Claim entered into by such Indemnified Party. Except as provided in the immediately preceding sentence, no Indemnified Party may pay or settle any Claim and seek reimbursement therefor under this Section 8(c).

(d)  The provisions of this Section 8 shall survive the expiration or earlier termination of this Agreement.

Section 9. No Joint Venture.  The Company and the Manager are not partners or joint venturers with each other and nothing herein shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

Section 10. Term; Renewal; Termination Without Cause.

(a)  This Agreement shall become effective on the Closing Date and shall continue in operation, unless terminated in accordance with the terms hereof, until the tenth anniversary of the Closing Date (the “Initial Term”). After the Initial Term, this Agreement shall be deemed renewed automatically each year for an additional one-year period (an “Automatic Renewal Term”) unless the Company or the Manager elects not to renew this Agreement in accordance with Section 10(b) or Section 10(d), respectively.

(b)  Notwithstanding any other provision of this Agreement to the contrary, upon written notice provided to the Manager no later than 180 days prior to the expiration of the Initial Term or any Automatic Renewal Term (the “Termination Notice”), the Company may, without cause, in connection with the expiration of the Initial Term or the then current Automatic Renewal Term, decline to renew this Agreement (any such nonrenewal, a “Termination Without Cause”) upon the affirmative vote of at least two-thirds of the Independent Directors that includes a finding by such two-thirds of the Independent Directors that either (1) there has been unsatisfactory performance by the Manager that is materially detrimental to the Company and its Subsidiaries taken as a whole or (2) the Base Management Fee and Incentive Compensation payable to the Manager are not fair, subject to Section 10(c) below. The Company may terminate this Agreement for cause pursuant to Section 12 hereof even after providing a Termination Notice.

(c)  Notwithstanding the provisions of Section 10(b), if the reason for nonrenewal specified in the Termination Notice is that two-thirds of the Independent Directors have determined that the Base Management Fee or the Incentive Compensation payable to the Manager is unfair, the Company shall not have the foregoing nonrenewal right in the event the Manager agrees that it will continue to perform its duties hereunder during the Automatic Renewal Term that would commence upon the expiration of the Initial Term or then current Automatic Renewal Term at a fee that at least two-thirds of the Independent Directors determine to be fair; provided, however, the Manager shall have the right to renegotiate the Base Management Fee and/or the Incentive Compensation, by delivering to the Company, not less than 120 days prior to the pending Effective Termination Date, written notice (a “Notice of Proposal to Negotiate”) of its intention to renegotiate the Base Management Fee and/or the Incentive Compensation. Thereupon, the Company and the Manager shall endeavor to negotiate the Base Management Fee and/or the Incentive Compensation in good faith. Provided that the Company and the Manager agree to a revised Base Management Fee, Incentive Compensation or other compensation structure within sixty (60) days following the Company’s receipt of the Notice of Proposal to Negotiate, the Termination Notice from the Company shall be deemed of no force and effect, and this Agreement shall continue in full force and effect on the terms stated herein, except that the Base Management Fee, the Incentive Compensation or other compensation structure shall be the revised Base Management Fee, Incentive Compensation or other compensation structure as then agreed upon by the Company and the Manager. The Company and the Manager agree to execute and deliver an amendment to this Agreement setting forth such revised Base Management Fee, Incentive Compensation, or other compensation structure promptly upon reaching an agreement regarding same. In the event that the Company and the Manager are unable to agree to a revised Base Management Fee, Incentive Compensation, or other compensation structure during such sixty (60) day period, this Agreement shall terminate on the Effective Termination Date.

(d)  No later than 180 days prior to the expiration of the Initial Term or the then current Automatic Renewal Term, the Manager may deliver written notice to the Company informing it of the Manager’s intention to decline to renew this Agreement, whereupon this Agreement shall not be renewed and extended and this Agreement shall terminate effective on the anniversary date of this Agreement next following the delivery of such notice.

(e)  Except as set forth in this Section 10, a nonrenewal of this Agreement pursuant to this Section 10 shall be without any further liability or obligation of either party to the other, except as provided in Section 3(c), Section 5, Section 7, Section 8 and Section 14 of this Agreement.

(f)  The Manager shall cooperate with the Company in executing an orderly transition of the management of the Company’s consolidated assets to a new manager.

Section 11. Assignments.

(a)  Assignments by the Manager.  This Agreement shall terminate automatically in the event of its assignment, in whole or in part, by the Manager, unless such assignment is consented to in writing by the Company with the consent of a majority of the Independent Directors. Any such permitted assignment shall bind the assignee under this Agreement in the same manner as the Manager is bound, and the Manager shall be liable to the Company for all acts or omissions of the assignee under any such assignment. In addition, the assignee shall execute and deliver to the Company a counterpart of this Agreement naming such assignee as the Manager. Notwithstanding the foregoing, the Manager may, without the approval of the Company’s Independent Directors, (i) assign this Agreement to an Affiliate of the Manager and (ii) delegate to one or more of its Affiliates the performance of any of its responsibilities hereunder so long as it remains liable for any such Affiliate’s performance, in each case so long as assignment or delegation does not require the Company’s approval under the Investment Company Act (but if such approval is required, the Company shall not unreasonably withhold, condition or delay its consent). Nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer of any amounts payable to the Manager under this Agreement.

(b) Assignments by the Company.  This Agreement shall not be assigned by the Company without the prior written consent of the Manager, except in the case of assignment by the Company to another REIT or other organization which is a successor (by merger, consolidation, purchase of assets, or other transaction) to the Company, in which case such successor organization shall be bound under this Agreement and by the terms of such assignment in the same manner as the Company is bound under this Agreement.

Section 12. Termination for Cause.

(a)  The Company may terminate this Agreement effective upon 30 days’ prior written notice of termination from the Company to the Manager if (i) the Manager, its agents or its assignees breaches any material provision of this Agreement and such breach shall continue for a period of 30 days after written notice thereof specifying such breach and requesting that the same be remedied in such 30-day period (or 45 days after written notice of such breach if the Manager takes steps to cure such breach within 30 days of the written notice), (ii) there is a commencement of any proceeding relating to the Manager’s Bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition, (iii) any Manager Change of Control which a majority of the Independent Directors determines is materially detrimental to the Company and its Subsidiaries taken as a whole, (iv) the dissolution of the Manager, or (v) the Manager commits fraud against the Company, misappropriates or embezzles funds of the Company, or acts, or fails to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; provided, however, that if any of the actions or omissions described in this clause (v) are caused by an employee and/or officer of the Manager or one of its Affiliates and the Manager takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of the Manager’s actual knowledge of its commission or omission, the Company shall not have the right to terminate this Agreement pursuant to this Section 12(a)(v).

(b)  The Manager may terminate this Agreement effective upon 60 days’ prior written notice of termination to the Company in the event that the Company shall default in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall continue for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period.

(c)  The Manager may terminate this Agreement if the Company becomes required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event.

Section 13. Action Upon Termination.  From and after the effective date of termination of this Agreement pursuant to Sections 10, 11, or 12 of this Agreement, the Manager shall not be entitled to compensation for further services hereunder, but shall be paid all compensation accruing to the date of termination. Upon any such termination, the Manager shall forthwith:

(a)  after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or a Subsidiary all money collected and held for the account of the Company or a Subsidiary pursuant to this Agreement;

(b)  deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board with respect to the Company and any Subsidiaries; and

(c)  deliver to the Board all property and documents of the Company and any Subsidiaries then in the custody of the Manager.

Section 14. Release of Money or Other Property Upon Written Request.

The Manager agrees that any money or other property of the Company (which such term, for the purposes of this Section 14, shall be deemed to include any and all of its Subsidiaries, if any) held by the Manager shall be held by the Manager as custodian for the Company, and the Manager’s records shall be appropriately and clearly marked to reflect the ownership of such money or other property by the Company. Upon the receipt by the Manager of a written request signed by a duly authorized officer of the Company requesting the Manager to release to the Company any money or other property then held by the Manager for the account of the Company under this Agreement, the Manager shall release such money or other property to the Company within a reasonable period of time, but in no event later than 60 days following such request. Upon delivery of such money or other property to the Company, the Manager shall not be liable to the Company, the Board, or the Company’s stockholders or partners for any acts or omissions by the Company in connection with the money or other property released to the Company in accordance with this Section 14. The Company shall indemnify the Manager, its directors, officers, stockholders, employees and agents against any and all Losses which arise in connection with the Manager’s proper release of such money or other property to the Company in accordance with the terms of this Section 14. Indemnification pursuant to this provision shall be in addition to any right of the Manager to indemnification under Section 8 of this Agreement.

Section 15. Representations and Warranties.

(a)  The Company hereby represents and warrants to the Manager as follows:

(i)  The Company is duly organized, validly existing and in good standing under the laws of the State of Maryland, has the corporate power and authority and the legal right to own and operate its assets, to lease any property it may operate as lessee and to conduct the business in which it is now engaged and is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Company and its Subsidiaries, if any, taken as a whole.

(ii)  The Company has the corporate power and authority and the legal right to make, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other Person, including stockholders and creditors of the Company, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Company in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder. This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Company, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(iii)  The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Company, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Company, or the Governing Instruments of, or any securities issued by, the Company or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Company is a party or by which the Company or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Company and its Subsidiaries, if any, taken as a whole, and will not result in, or require, the creation or imposition of any lien or any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

(b)  The Manager hereby represents and warrants to the Company as follows:

(i)  The Manager is duly organized, validly existing and in good standing under the laws of the State of Delaware, has the limited liability company power and authority and the legal right to own and operate its assets, to lease the property it operates as lessee and to conduct the business in which it is now engaged and is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Manager.

(ii)  The Manager has the limited liability company power and authority and the legal right to make, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other Person, including members and creditors of the Manager, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Manager in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder. This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Manager, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Manager enforceable against the Manager in accordance with its terms.

(iii)  The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Manager, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Manager, or the Governing Instruments of, or any securities issued by, the Manager or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Manager is a party or by which the Manager or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Manager, and will not result in, or require, the creation or imposition of any lien or any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

Section 16. The American Realty Capital Name.

The Manager and its Affiliates have or may have a proprietary interest in the names “American Realty Capital,” “ARC” and “AR Capital.” The Manager hereby grants to the Company, to the extent of any proprietary interest the Manager may have in any of the names “American Realty Capital,” “ARC” and “AR Capital,” a non-transferable, non-assignable, non-exclusive, royalty-free right and license to use the names “American Realty Capital,” “ARC” and “AR Capital” during the term of this Agreement. The Company agrees that the Manager and its Affiliates will have the right to approve of any use by the Company of the names “American Realty Capital,” “ARC” and “AR Capital,” such approval not to be unreasonably withheld, conditioned or delayed. Accordingly, and in recognition of this right, if at any time the Company ceases to retain the Manager or one of its Affiliates to perform management services for the Company, the Company will, promptly after receipt of written request from the Manager, cease to conduct business under or use the names “American Realty Capital,” “ARC” and “AR Capital” or any derivative thereof and the Company shall change its name and the names of any of its subsidiaries to a name that does not contain the names “American Realty Capital,” “ARC” and “AR Capital” or any other word or words that might, in the reasonable discretion of the Manager, be susceptible of indication of some form of relationship between the Company and the Manager or any its Affiliates. At such time, the Company will also make any changes to any trademarks, servicemarks or other marks necessary to remove any references to the words “American Realty Capital,” “ARC” and “AR Capital.” Consistent with the foregoing, it is specifically recognized that the Manager or one or more of its Affiliates has in the past and may in the future organize, sponsor or otherwise permit to exist other investment vehicles (including vehicles for investment in real estate) and financial and service organizations having any of the names “American Realty Capital,” “ARC” and “AR

Capital” as a part of their name, all without the need for any consent (and without the right to object thereto) by the Company. Neither the Manager nor any of its Affiliates makes any representation or warranty, express or implied, with respect to the names “American Realty Capital,” “ARC” and “AR Capital” licensed hereunder or the use thereof (including without limitation as to whether the use of the names “American Realty Capital,” “ARC” and “AR Capital” will be free from infringement of the intellectual property rights of third parties. Notwithstanding the preceding, the Manager represents and warrants that it is not aware of any pending claims or litigation or of any claims threatened in writing regarding the use or ownership of the names “American Realty Capital,” “ARC” and “AR Capital.”

Section 17. Miscellaneous.

(a)  Notices.  All notices, requests, communications and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered against receipt or upon actual receipt of (i) personal delivery, (ii) delivery by reputable overnight courier, (iii) delivery by facsimile transmission with telephonic confirmation or (iv) delivery by registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below (or to such other address as may be hereafter notified by the respective parties hereto in accordance with this Section 17):

The Company:	American Realty Capital Properties, Inc. 405 Park Avenue 15th Floor New York, New York 10022 Facsimile No.: (212) 421-5799 Attention: Nicholas S. Schorsch
with a copy to:
Proskauer Rose LLP Eleven Times Square New York, New York 10036 Facsimile No.: (212) 969-2900 Attention: Peter M. Fass, Esq. Steven L. Lichtenfeld, Esq.
The Manager:	ARC Properties Advisors, LLC 405 Park Avenue 15th Floor New York, New York 10022 Facsimile No.: (212) 421-5799 Attention: Nicholas S. Schorsch
with a copy to:
Proskauer Rose LLP Eleven Times Square New York, New York 10036 Facsimile No.: (212) 969-2900 Attention: Peter M. Fass, Esq. Steven L. Lichtenfeld, Esq.

(b)  Binding Nature of Agreement; Successors and Assigns; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns as provided herein. Except as provided in this Agreement with respect to indemnification of Indemnified Parties hereunder, nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

(c)  Integration.  This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

(d)  Amendments.  This Agreement, nor any terms hereof, may not be amended, supplemented or modified except in an instrument in writing executed by the parties hereto.

(e)  GOVERNING LAW.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES HERETO IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN, NEW YORK CITY, FOR THE PURPOSE OF ANY ACTION OR JUDGMENT RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND TO THE LAYING OF VENUE IN SUCH COURT.

(f)  WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(g)  Survival of Representations and Warranties.  All representations and warranties made hereunder, and in any document, certificate or statement delivered pursuant hereto or in connection herewith, shall survive the execution and delivery of this Agreement.

(h)  No Waiver; Cumulative Remedies.  No failure to exercise and no delay in exercising, on the part of a party hereto, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

(i)  Costs and Expenses.  Each party hereto shall bear its own costs and expenses (including the fees and disbursements of counsel and accountants) incurred in connection with the negotiations and preparation of and the closing under this Agreement, and all matters incident thereto. If any party hereto initiates any legal action arising out of or in connection with this Agreement, the prevailing party shall be entitled to recover from the other party all reasonable attorneys’ fees, expert witness fees and expenses incurred by the prevailing party in connection therewith.

(j)  Section Headings.  The section and subsection headings in this Agreement are for convenience in reference only and shall not be deemed to alter or affect the interpretation of any provisions hereof.

(k)  Counterparts.  This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in any number of separate counterparts, and all of which taken together shall be deemed to constitute one and the same instrument.

(l)  Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has executed this Amended and Restated Management Agreement as of the date first written above.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	Name: Title:

ARC PROPERTIES ADVISORS, LLC

By:	Name: Title:

Exhibit A

Investment Guidelines

1.   No investment shall be made that would cause the Company to fail to qualify as a REIT under the Code.

2.  No investment shall be made that would cause the Company to be regulated as an investment company under the Investment Company Act.

3.  The Company’s investments shall be in the Target Assets.

4.  Until appropriate investments in the Target Assets are identified, the Manager may invest the proceeds of the Initial Public Offering and any future offerings of the Company’s securities for cash in interest-bearing, short-term investments and money market accounts and/or funds, subject to the requirements for the Company’s qualification as a REIT under the Code.

5.  Before issuing any final form of commitment to acquire a Real Estate Asset, the transaction must be approved by the Manager Investment Committee.

6.  Any proposed investment in a Real Estate Asset must be approved by a majority of the Independent Directors (or a committee established by the Independent Directors for this purpose). If a proposed investment in a Real Estate Asset is for less than $10 million, such approval may be sought via electronic board meetings, which entails emailing of the applicable materials to the Independent Directors (or the members of the committee established by the Independent Directors for this purpose) and any questions to be addressed in advance of voting on the proposed investment in a Real Estate Asset and requesting a response for approval, and whereby the Independent Directors (or the members of the committee established by the Independent Directors for this purpose) cast their votes in favor or against a proposed acquisition via email.

These Investment Guidelines may be amended, restated, modified, supplemented or waived by the Board (which must include a majority of the Independent Directors) without the approval of the Company’s stockholders.

EXHIBIT F

[Date]

American Realty Capital Trust III, Inc.
405 Park Avenue
14th Floor
New York, NY 10022

Re:  Agreement and Plan of Merger dated as of December 14, 2012

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), with and into Tiger Acquisition, LLC a Delaware limited liability company (“Merger Sub”) and a direct, wholly owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), with Merger Sub surviving, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 14, 2012, by and among Parent, Merger Sub, the Company, and certain other parties. Capitalized terms used but not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In acting as counsel to the Company in connection with the Merger, we have participated in the preparation of the Merger Agreement, and pursuant to Section 7.3(f) of the Merger Agreement, you have requested our opinion regarding whether, on the basis of the facts, representations and assumptions set forth herein, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein, including the Merger Agreement, the Form S-4, the Joint Proxy Statement, and the other documents described in the Form S-4. In addition, this opinion relies upon certificates containing certain factual representations and covenants of an officer of the Company (the “Company Officer Certificate”) and an officer of Parent and Merger Sub (the “Parent Officer Certificate”).

For purposes of our opinion, we have not independently verified all of the facts, representations and covenants set forth in the Company Officer Certificate, the Parent Officer Certificate or in any other document. We have, consequently, assumed and relied on representations that the information presented in the Company Officer Certificate, the Parent Officer Certificate and other documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true without regard to any qualification as to materiality, knowledge or belief. In the course of our representation of the Company, we have not been made aware of any facts inconsistent with such statements, representations and covenants or our assumptions herein. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants and our assumptions herein. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Company Officer Certificate, the Parent Officer Certificate, or any other document may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the accuracy of the following assumptions: (i) the Company and Parent will each qualify as a REIT for the taxable period in which the Merger is consummated, (ii) there will be no changes in the applicable laws of the State of Maryland or the State of Delaware or of any other jurisdiction under the laws of which any of the Company, Parent or any of their subsidiaries have been formed or to which any of them are subject, in any such case, that would have the effect of altering the facts upon which the opinion set forth below is based, (iii) no action will be taken by the Company, Parent or any of their subsidiaries after the date hereof that would have the effect of altering facts upon which the opinion set forth below is based, (iv) the Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement and the Merger will be effective under the laws of State of Maryland and the State of Delaware, (v) the Merger Agreement, the Form S-4 and the other documents described in the Form S-4 represent the entire understanding of the parties with respect to the Merger, and (vi) the parties will report the Merger in a manner consistent with the opinion below and all applicable reporting requirements pursuant to the Code and the Regulations (as defined below) will be satisfied.

In rendering our opinion, we have considered and relied upon the Code, the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and Regulations by the courts and the IRS, all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change that is made after the date hereof in any of the foregoing could adversely affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

Based upon and subject to the foregoing, and subject to the qualifications stated herein, we are of the opinion that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

We express no opinion on any issue relating to the Merger, the Company, Parent or any investment therein or with respect to any other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality, other than as expressly stated above. This opinion is expressed as of the date hereof, and we are under no obligation to, and we do not intend to, supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue. This opinion has been prepared for you and it may not be used or relied upon by anyone else other than the Company, nor may this letter or any copies hereof be furnished to a third party, filed with a governmental agency, quoted, cited or otherwise referred to without our prior written consent.

Circular 230 Disclosure

To ensure compliance with requirements imposed by the Internal Revenue Service, we hereby disclose that (i) any discussion of federal tax issues contained or referred to in this opinion was not written, and cannot be used for the purpose of avoiding penalties that may be imposed under the Code and (ii) this opinion is not intended or written to be used, and cannot be used, for the purpose of promoting, marketing or recommending to another party any transaction or matter addressed herein.

Very truly yours,

ANNEX B

EXECUTION VERSION

AR CAPITAL, LLC
ARC PROPERTIES ADVISORS, LLC
405 PARK AVENUE
NEW YORK, NEW YORK 10022

American Realty Capital Trust III, Inc.
405 Park Avenue
New York, New York 10022

December 14, 2012

Re:  Acquisition and Capital Services Agreement and Management Agreement

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among American Realty Capital Properties, Inc., a Maryland corporation (the “Company”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company OP”), Tiger Acquisition, LLC, a Delaware limited liability company wholly-owned by the Company (“Merger Sub”), American Realty Capital Trust III, Inc., a Maryland corporation (“Target”), and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of Target (the “Target OP”), pursuant to which (x) Target will merge with and into Merger Sub, with Merger Sub being the surviving entity and (y) the Target OP will merge with and into the Company OP with the Company OP being the surviving entity. Any term not otherwise defined herein shall have the meaning given such term in the Merger Agreement.

Reference also is hereby made to: (i) that certain Acquisition and Capital Services Agreement, dated as of September 6, 2011 (the “Acquisition and Capital Services Agreement”), by and between the Company and AR Capital, LLC (formerly known as American Realty Capital II, LLC), a Delaware limited liability company (“ARC”), and (ii) that certain Management Agreement, dated as of September 6, 2011 (the “Management Agreement”), by and between the Company and ARC Properties Advisors, LLC, a Delaware limited liability company (the “Advisor”).

In connection with the Merger Agreement, the Company agreed to cause (x) the Acquisition and Capital Services Agreement to terminate in the manner described below and (y) the Management Agreement to be amended and restated in the manner described below.

In order to induce the parties to the Merger Agreement to enter into the Merger Agreement, each of the Company, Target, ARC and the Advisor hereby agree as follows:

1.	The Company and ARC hereby agree that, with no further action necessary by any party, the Acquisition and Capital Services Agreement shall automatically terminate and be of no further force or effect upon the later of: (a) the Closing and (b) (i) the cessation of all the potential property acquisitions listed on Exhibit A hereto (collectively, the “Pipeline Properties”) as potential property acquisitions of the Company (regardless of the form in which such cessation occurs, including, without limitation, a purchase of one or more Pipeline Properties by the Company or a third party, the definitive determination by the Advisor or the Company not to pursue the acquisition of one or more Pipeline Properties and/or the casualty or condemnation of one or more Pipeline Properties) and (ii) the financing of all the Pipeline Properties; provided, however, that, if the Closing occurs prior to the cessation of all the Pipeline Properties as potential property acquisitions of the Company and the financing thereof, the “Acquisition Fee” and “Financing Fee” (each as defined in the Acquisition and Capital Services Agreement) shall be payable with respect to the Pipeline Properties only; provided, further, however, that Section 8 of the Acquisition and Capital Services Agreement shall survive indefinitely.

2.	The Advisor hereby agrees to enter into that certain Amended and Restated Management Agreement, substantially in the form attached as Exhibit B hereto, with the Company concurrently with the Closing.

Each of the Company, Target, ARC and the Advisor, as applicable, represent and warrant that (a) each has the necessary power and authority to enter into this letter agreement and to carry out its obligations hereunder and (b) no consents, approvals, authorizations or other actions are required for the Company, Target, ARC or the Advisor to execute, deliver and perform their respective obligations under this letter agreement.

This letter agreement may be amended, modified or supplemented only by a written instrument executed by each of the parties hereto. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and together with this letter agreement shall be deemed to be one and the same instrument. This letter agreement shall terminate concurrently with any termination of the Merger Agreement without a Closing. This letter agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York (without reference to the choice of law provisions).

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

AR CAPITAL, LLC

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Authorized Signatory

ARC PROPERTIES ADVISORS, LLC

By:	AR Capital, LLC its sole member
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Authorized Signatory

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

AMERICAN REALTY CAPITAL TRUST III, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

Exhibit A

Pipeline Properties

Property	Address	City	State
Advance Auto	2001 Oglethorpe Blvd.	Albany	GA
Advance Auto	116 S. Tallahassee St.	Hazlehurst	GA
Advance Auto	436 Elma G. Miles Pkwy.	Hinesville	GA
Advance Auto	1208 East Jackson St.	Thomasville	GA
Advance Auto	2718 Montgomery Hwy	Dothan	AL
Advance Auto	908 Rucker Blvd.	Enterprise	AL
Advance Auto	1335 Ball St.	Perry	GA
Advance Auto	340 8th Ave.	Cairo	GA
Advance Auto	1831 East Main Street	Springfield	OH
Family Dollar	New Mexico 76	Chimayo	NM
Pilot Flying J	10226 Old Federal Highway	Carnesville	GA
Synovus Bank	4003 Neptune Street	Tampa	FL
Walgreens	3798 South Western Avenue	Chicago	IL
Walgreens	5935 West Addison Street	Chicago	IL

EXHIBIT B

AMENDED AND RESTATED MANAGEMENT AGREEMENT

by and between

American Realty Capital Properties, Inc.

and

ARC Properties Advisors, LLC

Dated as of [           ], 2013

AMENDED AND RESTATED MANAGEMENT AGREEMENT, dated as of [           ], 2013, by and between American Realty Capital Properties, Inc., a Maryland corporation (the “Company”), and ARC Properties Advisors, LLC, a Delaware limited liability company (the “Manager”).

WITNESSETH:

WHEREAS, the Company is a corporation which has elected to be taxed as, and qualifies as, a real estate investment trust for federal income tax purposes within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the Company and the Manager are parties to that certain Management Agreement, dated as of September 6, 2011 (the “Original Agreement”), pursuant to which the Manager administers the business activities and day-to-day operations of the Company and performs services for the Company in the manner and on the terms set forth therein;

WHEREAS, the Company, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of the Company, Tiger Acquisition LLC, a Delaware limited liability company wholly-owned by the Company (“Merger Sub”), American Realty Capital Trust III, Inc., a Maryland corporation (“Target”) and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of Target, are parties to that certain Agreement and Plan of Merger, dated as of December 14, 2012 (the “Merger Agreement”), pursuant to which Target will be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”);

WHEREAS, as a condition to entering into the Merger Agreement, Target requested that the Company obtain the Manager’s consent to reduce the base management fee payable pursuant to the Original Agreement for all assets held by the Company above an unadjusted book value of $3.0 billion from 0.50% per annum to 0.40% per annum, in each case of the unadjusted book value of such assets, in response to which the Manager agreed, pursuant to a letter agreement dated December 14, 2012, to modify the terms of the Original Agreement to reflect such base management fee reduction;

WHEREAS, the Merger has been consummated concurrently with the execution of this Agreement; and

WHEREAS, the Company and the Manager desire to amend and restate the Original Agreement in its entirety.

NOW THEREFORE, in consideration of the premises and agreements hereinafter set forth, the parties hereto hereby agree as follows:

Section 1. Definitions.

(a)  The following terms shall have the meanings set forth in this Section 1(a):

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such specified Person, (ii) any executive officer or general partner of such specified Person, (iii) any member of the board of directors or board of managers (or bodies performing similar functions) of such specified Person, and (iv) any legal entity for which such specified Person acts as an executive officer or general partner. For purposes of this definition, the terms “controlling”, “controlled by”, or “under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

“Acquisition Expenses” means any and all expenses incurred by the Company, the Subsidiaries, the Manager or any of their Affiliates in connection with the selection, evaluation, acquisition, origination, financing, making or development of any Real Estate Assets, whether or not acquired, including, without limitation, legal fees and expenses, travel and communications expenses, brokerage fees, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.

“Agreement” means this Amended and Restated Management Agreement, as amended, supplemented or otherwise modified from time to time.

“Automatic Renewal Term” has the meaning set forth in Section 10(a) hereof.

“Bankruptcy” means, with respect to any Person, (a) the filing by such Person of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other U.S. federal or state or foreign insolvency law, or such Person’s filing an answer consenting to or acquiescing in any such petition, (b) the making by such Person of any assignment for the benefit of its creditors, (c) the expiration of 60 days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for a material portion of the assets of such Person, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other U.S. federal or state or foreign insolvency law, provided that the same shall not have been vacated, set aside or stayed within such 60-day period or (d) the entry against such Person of a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereinafter in effect.

“Base Management Fee” means the fee payable to the Manager pursuant to Section 6(c).

“Board” means the board of directors of the Company.

“Board Investment Committee” means a committee consisting solely of members of the Board formed for the primary purpose of (1) periodically reviewing the Company’s investments and (2) pursuant to the Investment Guidelines, approving certain investments proposed to be made by the Company.

“Business Day” means any day except a Saturday, a Sunday or a day on which banking institutions in New York, New York are not required to be open.

“Claim” has the meaning set forth in Section 8(c) hereof.

“Closing Date” means the date of closing of the Initial Public Offering.

“Code” has the meaning set forth in the Recitals.

“Common Stock” means the common stock, par value $0.01, of the Company.

“Company” has the meaning set forth in the Preamble.

“Company Indemnified Party” has meaning set forth in Section 8(b) hereof.

“Conduct Policies” has the meaning set forth in Section 2(l) hereof.

“Confidential Information” has the meaning set forth in Section 5(a) hereof.

“Core Earnings” means the net income (loss), computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) the Incentive Compensation, (iii) acquisition fees, (iv) financing fees, (v) depreciation and amortization, (vi) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, and (vii) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the Manager and the Independent Directors and approved by a majority of the Independent Directors.

“Effective Termination Date” means the last day of the Initial Term or an Automatic Renewal Term, as the case may be, on which this Agreement is terminated.

“Equity Incentive Plans” means the equity incentive plans adopted by the Company to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including the Manager and Affiliates and personnel of the Manager and its Affiliates, and any joint venture affiliates of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in effect in the United States on the date such principles are applied.

“Governing Instruments” means, with regard to any entity, the articles of incorporation or certificate of incorporation and bylaws in the case of a corporation, the partnership agreement in the case of a general or limited partnership, the certificate of formation and operating agreement or limited liability company agreement in the case of a limited liability company, the declaration of trust or other comparable trust instrument in the case of a trust, or similar governing documents, in each case as the same may be amended from time to time.

“Incentive Compensation” means the incentive management fee calculated and payable with respect to each calendar quarter (or part thereof that this Agreement is in effect) in arrears in an amount, not less than zero, equal to the difference between (1) the product of (a) 20% and (b) the difference between (i) Core Earnings of the Company for the previous 12- month period, and (ii) the product of (A) the weighted average of the issue price per share of the Common Stock of all of the Company’s public offerings of Common Stock multiplied by the weighted average number of shares of Common Stock outstanding (including, for the avoidance of doubt, any restricted shares of Common Stock and any shares of Common Stock underlying other awards granted under one or more of the Company’s Equity Incentive Plans) in the previous 12-month period, and (B) 8%, and (2) the sum of any Incentive Compensation paid to the Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no Incentive Compensation shall be payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters is greater than zero.

For purposes of calculating the Incentive Compensation prior to the completion of a 12-month period during the term of this Agreement, Core Earnings shall be calculated on the basis of the number of days that this Agreement has been in effect on an annualized basis.

If the Effective Termination Date does not correspond to the end of a calendar quarter, the Manager’s Incentive Compensation shall be calculated for the period beginning on the day after the end of the calendar quarter immediately preceding the Effective Termination Date and ending on the Effective Termination Date, which Incentive Compensation shall be calculated using Core Earnings for the 12-month period ending on the Effective Termination Date.

“Indemnified Party” has the meaning set forth in Section 8(b) hereof.

“Independent Director” means a member of the Board who is “independent” in accordance with the Company’s Governing Instruments and the rules of NASDAQ or such other securities exchange on which the shares of Common Stock are listed.

“Initial Public Offering” means the Company’s sale of Common Stock to the public through dealer managers pursuant to the Registration Statement.

“Initial Term” has the meaning set forth in Section 10(a) hereof.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investment Guidelines” means the investment guidelines approved by the Board, a copy of which is attached hereto as Exhibit A, as the same may amended, restated, modified, supplemented or waived pursuant to the approval of a majority of the entire Board (which must include a majority of the Independent Directors) and the Manager Investment Committee.

“Joint Ventures” means the joint venture or partnership or other similar arrangements (other than between or among the Company and its Subsidiary or between or among two or more of the Company’s Subsidiaries) in which the Company or its Subsidiary is a co-venturer, member, partner or other equity holder, which are established to own investments.

“Last Appraiser” has the meaning set forth in Section 6(g) hereof.

“Losses” has the meaning set forth in Section 8(a) hereof.

“Manager” has the meaning set forth in the Preamble and shall include any successor in interest thereto.

“Manager Change of Control” means a change in the direct or indirect (i) beneficial ownership of more than fifty percent (50%) of the combined voting power of the Manager’s then outstanding equity interests, or

(ii) power to direct or control the management policies of the Manager, whether through the ownership of beneficial equity interests, common directors or officers, by contract or otherwise. Manager Change of Control shall not include (i) public offerings of the equity interests of the Manager, or (ii) any assignment of this Agreement by the Manager as permitted hereby and in accordance with the terms hereof.

“Manager Indemnified Party” has the meaning set forth in Section 8(a) hereof.

“Manager Investment Committee” means the investment committee formed by the Manager, the members of which shall consist of employees of the Manager and its Affiliates and may change from time to time.

“Manager Permitted Disclosure Parties” has the meaning set forth in Section 5(a) hereof.

“NASDAQ” means The Nasdaq Capital Market.

“Notice of Proposal to Negotiate” has the meaning set forth in Section 10(c) hereof.

“Person” means any natural person, corporation, partnership, association, limited liability company, estate, trust, joint venture, any federal, state, county or municipal government or any bureau, department or agency thereof or any other legal entity and any fiduciary acting in such capacity on behalf of the foregoing.

“Real Estate Asset” means real property owned from time to time by the Company or any of its Subsidiaries, directly, through one or more subsidiaries or through a Joint Venture, which consists of (i) land only, (ii) land, including the buildings located thereon, (iii) buildings only, or (iv) such investments the Board or the Manager designates as Real Estate Asset to the extent such investments could be classified as Real Estate Asset.

“Registration Statement” means the Company’s Registration Statement on Form S-11 (No. 333-172205), as amended from time to time, pursuant to which the Company is conducting or has conducted the Initial Public Offering.

“Regulation FD” means Regulation FD as promulgated by the SEC.

“REIT” means a “real estate investment trust” as defined under the Code.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means (i) any subsidiary of the Company, (ii) any partnership the general partner of which is the Company or any subsidiary of the Company, and (iii) any limited liability company the managing member of which is the Company or any subsidiary of the Company.

“Target Assets” means the types of assets described under “Business — Overview” in the prospectus included in the Registration Statement, subject to, and including any changes to the Company’s Investment Guidelines that may be approved by the Manager and the Company from time to time.

“Termination Notice” has the meaning set forth in Section 10(b) hereof.

“Termination Without Cause” has the meaning set forth in Section 10(b) hereof.

“Valuation Notice” has the meaning set forth in Section 6(g) hereof.

(b)  As used herein, accounting terms relating to the Company and its Subsidiaries, if any, not defined in Section 1(a) and accounting terms partly defined in Section 1(a), to the extent not defined, shall have the respective meanings given to them under GAAP. As used herein, “calendar quarters” shall mean the periods from January 1 to March 31, April 1 to June 30, July 1 to September 30 and October 1 to December 31 of the applicable year.

(c)  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

(d)  The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The words include, includes and including shall be deemed to be followed by the phrase “without limitation.”

Section 2. Appointment and Duties of the Manager.

(a)  The Company hereby appoints the Manager to manage the investments and day-to-day operations of the Company and its Subsidiaries, subject at all times to the further terms and conditions set forth in this Agreement and to the supervision of, and such further limitations or parameters as may be imposed from time to time by, the Board. The Manager hereby agrees to use its commercially reasonable efforts to perform each of the duties set forth herein, provided that funds are made available by the Company for such purposes as set forth in Section 7 hereof. The appointment of the Manager shall be exclusive to the Manager, except to the extent that the Manager elects, in its sole and absolute discretion, subject to the terms of this Agreement, to cause the duties of the Manager as set forth herein to be provided by third parties.

(b)  The Manager, in its capacity as manager of the investments and the day-to-day operations of the Company and its Subsidiaries, at all times will be subject to the supervision and direction of the Board, will act in a manner that is compliant with the provisions of the Governing Instruments of the Company and each of its Subsidiaries and will have only such functions and authority as the Board may delegate to it, including, without limitation, managing the Company’s business affairs in conformity with the Investment Guidelines and other policies that are approved and adopted by the Board. The Company and the Manager hereby acknowledge the recommendation by the Manager and the approval by the Board, of the Investment Guidelines, including, but not limited to the Company’s investment strategy with respect to the Target Assets. The Company and the Manager hereby acknowledge and agree that, during the term of this Agreement, any proposed changes to the Company’s investment strategy that would modify or expand the Target Assets may only be recommended by the Manager and shall require the approval of the Board and the Manager.

(c)  The Manager will be responsible for the day-to-day operations of the Company (which, for purposes of the Manager’s responsibilities in this Agreement, includes its Subsidiaries) and will perform (or cause to be performed) such services and activities relating to the investments and operations of the Company as may be appropriate, which may include, without limitation:

(i)  forming the Manager Investment Committee, which will have the following responsibilities: (A) proposing modifications to the Investment Guidelines to the Board, (B) reviewing the Company’s investment portfolio for compliance with the Investment Guidelines on a quarterly basis, (C) reviewing the diversification of the Company’s investment portfolio and the Company’s hedging and financing strategies on a quarterly basis, and (D) conducting or overseeing the provision of the services set forth in this Section 2;

(ii)  serving as the Company’s consultant with respect to the periodic review of the Investment Guidelines and other parameters for the Company’s investments, financing activities and operations, any modification to which will be approved by a majority of our independent directors;

(iii)  investigating, analyzing and selecting possible investment opportunities and acquiring, financing, retaining, selling, restructuring or disposing of investments consistent with the Investment Guidelines;

(iv)  with respect to prospective purchases, sales or exchanges of investments, conducting negotiations on the Company’s behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;

(v)  with respect to prospective lease transactions, conducting negotiations on the Company’s behalf with current and prospective tenants;

(vi)  analyzing prospective opportunities to reposition properties for alternative uses or make capital improvements or in order to retain existing tenants or attract new tenants at the Real Estate Assets;

(vii)  serving as the Company’s consultant with respect to decisions regarding any of its financings or borrowings undertaken by it, including (1) sourcing financing alternatives, (2) assisting it in developing criteria for debt and equity financing that is specifically tailored to its investment objectives, and (3) advising it with respect to obtaining appropriate financing for the Real Estate Assets;

(viii)  engaging and supervising, on the Company’s behalf and at the Company’s expense, independent contractors that provide investment banking, securities brokerage, mortgage brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services (including transfer agent and registrar services) as may be required relating to the Company’s operations or investments (or potential investments);

(ix)  coordinating and managing operations of any Joint Venture or co-investment interests held by the Company and conducting all matters with the Joint Venture or co-investment partners;

(x)  providing executive and administrative personnel, office space and office services required in rendering services to the Company;

(xi)  administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to the Company’s management as may be agreed upon by the Manager and the Board, including, without limitation, the collection of revenues and the payment of the Company’s debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(xii)  communicating on the Company’s behalf with the holders of any of the Company’s equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(xiii)  counseling the Company in connection with policy decisions to be made by our the Board;

(xiv)  counseling the Company regarding the maintenance of the Company’s qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and Treasury Regulations thereunder and using commercially reasonable efforts to cause the Company to qualify for taxation as a REIT;

(xv)  furnishing reports and statistical and economic research to the Company regarding the Company’s activities and services performed for the Company by the Manager;

(xvi)  monitoring the operating performance of the Company’s investments and providing periodic reports with respect thereto to the Board, including comparative information with respect to such operating performance and budgeted or projected operating results;

(xvii)  investing and reinvesting any moneys and securities of the Company (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses, or payments of dividends or distributions to the Company’s stockholders and partners) and advising the Company as to the Company’s capital structure and capital raising;

(xviii)  causing the Company to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and, if applicable, taxable REIT subsidiaries, and to conduct quarterly compliance reviews with respect thereto;

(xix)  assisting the Company in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

(xx)  assisting the Company in complying with all regulatory requirements applicable to the Company in respect of the Company’s business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act, or by NASDAQ;

(xxi)  assisting the Company in taking all necessary action to enable the Company to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Code applicable to REITs;

(xxii)  handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which the Company may be involved or to which the Company may be subject arising out of the Company’s day-to-day operations (other than with the Manager or its Affiliates), subject to such limitations or parameters as may be imposed from time to time by the Board;

(xxiii)  using commercially reasonable efforts to cause expenses incurred by the Company or on the Company’s behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by the Board from time to time;

(xxiv)  advising the Company with respect to and structuring long-term financing vehicles for the Company’s portfolio of Real Estate Assets, and offering and selling securities publicly or privately in connection with any such structured financing;

(xxv)  providing the Company with portfolio management;

(xxvi)  arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote the Company’s business;

(xxvii)  performing such other services as may be required from time to time for management and other activities relating to the Company’s properties and business, as the Board shall reasonably request or the Manager shall deem appropriate under the particular circumstances; and

(xxviii)  using commercially reasonable efforts to cause the Company to comply with all applicable laws.

(d)  The Manager may retain, for and on behalf, and at the sole cost and expense, of the Company, such services of the Persons referred to in Section 7(b) hereof as the Manager deems necessary or advisable in connection with the management and operations of the Company. In performing its duties under this Section 2, the Manager shall be entitled to rely reasonably on qualified experts and professionals (including, without limitation, accountants, legal counsel and other professional service providers) hired by the Manager at the Company’s sole cost and expense.

(e)  The Manager shall refrain from any action that, in its sole judgment made in good faith, (i) is not in compliance with the Investment Guidelines, (ii) would adversely and materially affect the qualification of the Company as a REIT under the Code or the Company’s status as an entity excluded from investment company status under the Investment Company Act, or (iii) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over the Company or of any exchange on which the securities of the Company may be listed or that would otherwise not be permitted by the applicable Governing Instruments. If the Manager is ordered to take any action by the Board, the Manager shall promptly notify the Board if it is the Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or Governing Instruments. Notwithstanding the foregoing, neither the Manager nor any of its Affiliates shall be liable to the Company, the Board, or the Company’s stockholders for any act or omission by the Manager or any of its Affiliates, except as provided in Section 8 of this Agreement.

(f)  The Company (including the Board) agrees to take all actions reasonably required to permit and enable the Manager to carry out its duties and obligations under this Agreement, including, without limitation, all steps reasonably necessary to allow the Manager to file any registration statement or other filing required to be made under the Securities Act, Exchange Act, NASDAQ’s Rules Manual, the Code or other applicable law, rule or regulation on behalf of the Company in a timely manner. The Company further agrees to use commercially reasonable efforts to make available to the Manager all resources, information and materials reasonably requested by the Manager to enable the Manager to satisfy its obligations hereunder, including its obligations to deliver financial statements and any other information or reports with respect to the Company.

(g)  As frequently as the Manager may deem reasonably necessary or advisable, or at the direction of the Board, the Manager shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, with respect to any reports and other information relating to any proposed or consummated investment as may be reasonably requested by the Company.

(i)  The Manager shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, all reports, financial or otherwise, with respect to the Company reasonably required by the Board in order for the Company to comply with its Governing Instruments, or any other materials required to be filed with any governmental body or agency, and shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, all materials and data necessary to complete such reports and other materials, including, without limitation, an annual audit of the Company’s books of account by a nationally recognized independent accounting firm.

(ii)  The Manager shall prepare, or, at the sole cost and expense to the Company, cause to be prepared, regular reports for the Board to enable the Board to review the Company’s acquisitions, portfolio composition and characteristics, credit quality, performance and compliance with the Investment Guidelines and policies approved by the Board.

(h)  Officers, employees and agents of the Manager and its Affiliates may serve as directors, officers, agents, nominees or signatories for the Company or any of its Subsidiaries, to the extent permitted by their respective Governing Instruments, by any resolutions duly adopted by the Board. When executing documents or otherwise acting in such capacities for the Company or any of its Subsidiaries, such Persons shall indicate in what capacity they are executing on behalf of the Company or any of its Subsidiaries. Without limiting the foregoing, while this Agreement is in effect, the Manager will provide the Company with a management team, including a Chief Executive Officer and President or similar positions, along with appropriate support personnel, to provide the management services to be provided by the Manager to the Company hereunder, who shall devote such of their time to the management of the Company as necessary and appropriate, commensurate with the level of activity of the Company from time to time.

(i)  The Manager, at its sole cost and expense, shall provide personnel for service on the Manager Investment Committee.

(j)  The Manager, at its sole cost and expense, shall maintain reasonable and customary “errors and omissions” insurance coverage and other customary insurance coverage in respect to its obligations and activities under, or pursuant to, this Agreement, naming the Company as an additional insured.

(k)  The Manager, at its sole cost and expense, shall provide such internal audit, compliance and control services as may be required for the Company to comply with applicable law (including the Securities Act and Exchange Act), regulation (including SEC regulations) and the rules and requirements of NASDAQ and as otherwise reasonably requested by the Company or its Board from time to time.

(l)  The Manager acknowledges receipt of the Company’s Code of Business Conduct and Ethics (the “Conduct Policies”) and agrees to require the persons who provide services to the Company to comply with such Conduct Policies in the performance of such services hereunder or such comparable policies as shall in substance hold such persons to at least the standards of conduct set forth in the Conduct Policies.

(m)  The Manager, at its sole cost and expense, shall maintain any required registration of the Manager or any Affiliate with the SEC under the Investment Advisers Act of 1940, as amended, or with any state securities authority in any state in which the Manager or its Affiliate is required to be registered as an investment advisor under applicable state securities laws.

Section 3. Additional Activities of the Manager; Non-Solicitation; Restrictions.

(a)  Except as provided in Section 3(b) and/or the Investment Guidelines, nothing in this Agreement shall (i) prevent the Manager or any of its Affiliates or any of their respective officers, directors or employees, from engaging in other businesses or from rendering services of any kind to any other Person, whether or not the investment objectives or policies of any such other Person are similar to those of the Company or (ii) in any way bind or restrict the Manager or any of its Affiliates or any of their respective officers, directors or employees from buying, selling or trading any securities or commodities for their own accounts or for the account of others for whom the Manager or any of its Affiliates, officers, directors or employees may be acting.

(b)  While information and recommendations supplied to the Company shall, in the Manager’s reasonable and good faith judgment, be appropriate under the circumstances and in light of the investment objectives and policies of the Company, they may be different from the information and recommendations supplied by the Manager or any Affiliate of the Manager to others. The Company shall be entitled to equitable treatment under the circumstances in receiving information, recommendations and any other services, but the Company recognizes that it is not entitled to receive preferential treatment as compared with the treatment given by the Manager or any Affiliate of the Manager to others. The Company shall have the benefit of the Manager’s best judgment and effort in rendering services hereunder and, in furtherance of the foregoing, the Manager shall not undertake activities that, in its good faith judgment, will adversely affect the performance of its obligations under this Agreement.

(c)  In the event of a Termination Without Cause of this Agreement by the Company pursuant to Section 10(b) hereof, for a period of two (2) years from and after the date of such termination of this Agreement, the Company shall not (and shall cause each of its Subsidiaries to not), without the consent of the Manager, employ or otherwise retain (directly or indirectly by any of the Company’s Subsidiaries) any employee of the Manager or any of its Affiliates on the date of such termination or any Person who shall have been employed by the Manager or any of its Affiliates at any time within the two (2) year period immediately preceding the date on which such Person commences employment with or is otherwise retained by the Company or its Subsidiary. The Company acknowledges and agrees that, in addition to any damages, the Manager shall be entitled to equitable relief for any violation of this Section 3(c) by the Company or its Subsidiaries, including, without limitation, injunctive relief.

Section 4. Bank Accounts.  At the direction of the Board, the Manager may establish and maintain one or more bank accounts in the name of the Company or any Subsidiary, and may collect and deposit into any such account or accounts, and disburse funds from any such account or accounts, under such policies, terms and conditions as the Company may establish and the Board may approve. The Manager shall from time to time render appropriate accountings of such collections and payments to the Board and, upon request, shall provide information regarding such accountings to the auditors of the Company or any Subsidiary.

Section 5. Records; Confidentiality.

(a)  The Manager shall maintain appropriate books of accounts and records relating to services performed hereunder, and such books of account and records shall be accessible for inspection by representatives of the Company or any Subsidiary at any time during normal business hours. The Manager shall keep confidential any and all non-public information, written or oral, obtained by it in connection with the services rendered hereunder (“Confidential Information”) and shall not use Confidential Information except in furtherance of its duties under this Agreement or disclose Confidential Information, in whole or in part, to any Person other than (i) to its Affiliates, officers, directors, employees, agents, representatives or advisors who need to know such Confidential Information for the purpose of rendering services hereunder, (ii) to appraisers, financing sources and others in the ordinary course of the Company’s business ((i) and (ii) collectively, “Manager Permitted Disclosure Parties”), (iii) in connection with any governmental or regulatory filings of the Company, or filings with NASDAQ or other applicable securities exchanges or markets, or disclosure or presentations to Company investors (subject to compliance with Regulation FD), (iv) to governmental officials having jurisdiction over the Company, (v) as requested by law or legal process to which the Manager or any Person to whom disclosure is permitted hereunder is a party, or (vi) with the consent of the Company. The Manager agrees to inform each of its Manager Permitted Disclosure Parties of the non-public nature of the Confidential Information and to obtain agreement from such Persons to treat such Confidential Information in accordance with the terms hereof.

(b)  Nothing herein shall prevent any Manager Permitted Disclosure Party from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of, or pursuant to any law or regulation to, any regulatory agency or authority, (iii) to the extent reasonably required in connection with the exercise of any remedy hereunder, or (iv) to its legal counsel or independent auditors; provided, however that with respect to clauses (i) and (ii), it is agreed that, so long as not legally prohibited, the Manager will provide the Company with prompt written notice of such order, request or demand so that the Company may seek, at its sole expense, an appropriate protective order and/or waive the Manager Permitted Disclosure Party compliance with the provisions of this Agreement. If, failing the entry of a protective order or the receipt of a waiver hereunder, the Manager Permitted Disclosure Party is required to disclose Confidential Information, the Manager Permitted Disclosure Party may disclose only that portion of such information that is legally required without liability hereunder; provided, that the Manager Permitted Disclosure Party agrees to exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information.

(c)  Notwithstanding anything herein to the contrary, each of the following shall be deemed to be excluded from provisions hereof: any Confidential Information that (A) is available to the public from a source other than the Manager, (B) is released in writing by the Company to the public (except to the extent exempt under Regulation FD) or to persons who are not under similar obligation of confidentiality to the Company, or (C) is obtained by the Manager from a third-party which, to the best of the Manager’s knowledge, does not constitute a breach by such third-party of an obligation of confidence with respect to the Confidential Information disclosed. The provisions of this Agreement shall survive the expiration or earlier termination of this Agreement for a period of one year.

Section 6. Compensation.

(a)  For the services rendered under this Agreement, the Company shall pay the Base Management Fee and the Incentive Compensation to the Manager. The Manager will not receive any compensation for the period prior to the Closing Date other than expenses incurred and reimbursed pursuant to Section 7 hereof.

(b)  The parties acknowledge that the Base Management Fee is intended to compensate the Manager for certain expenses not otherwise reimbursable under Section 7 below in order for the Manager to provide the Company the investment advisory services and general management services rendered under this Agreement.

(c)  The Company shall pay a monthly Base Management Fee to the Manager or its permitted assignees as compensation for services rendered in connection with this Agreement. The Base Management Fee shall be payable monthly, in advance, in cash or shares of Common Stock, at the option of the Manager, in an amount calculated as follows: with respect to the sum of the average unadjusted book value (before reduction for depreciation, amortization, impairment charges and cumulative acquisition costs charged to expense in accordance with GAAP) of all Real Estate Assets held by the Company as of the last day of the immediately preceding month, (i) one twelfth of 0.50% of the lesser of such sum or $3.0 billion and (ii) one twelfth of 0.40% of the excess of such sum over $3.0 billion, if any. The Base Management Fee will be pro rated for any partial month. The Manager shall calculate each monthly installment of the Base Management Fee, and deliver such calculation to the Company, within ten (10) days following the last day of each calendar month for which a Base Management Fee is payable. The Company shall pay the Manager each installment of the Base Management Fee within five (5) Business Days after the date of delivery to the Company of such computations.

(d)  The Incentive Compensation shall be payable in arrears, in quarterly installments commencing with the quarter in which this Agreement is executed. The Manager shall compute each quarterly installment of the Incentive Compensation within forty-five (45) days after the end of the calendar quarter with respect to which such installment is payable. A copy of the computations made by the Manager to calculate such installment shall thereafter promptly be delivered to the Board and, upon such delivery, payment of such installment of the Incentive Compensation shown therein shall be due and payable no later than the date which is five (5) Business Days after the date of delivery to the Board of such computations.

(e)  Each installment of the Incentive Compensation shall be payable as follows:

(i)  fifty percent (50%) of the Incentive Compensation will be payable in shares of Common Stock; provided, however, the percentage of the Incentive Compensation payable in shares of Common Stock is subject to the following: (1) the ownership of such shares by the Manager does not violate the limit on ownership of Common Stock set forth in the Company’s Governing Instruments, after giving effect to any waiver from such limit that the Board may grant to the Manager in the future and (2) the Company’s issuance of such shares to the Manager complies with all applicable restrictions under U.S. federal securities laws and the rules of NASDAQ; and

(ii)  the remainder will be payable in cash.

(f)  The number of shares of Common Stock payable as the Incentive Compensation to be issued to the Manager will be equal to the dollar amount of the portion of the quarterly installment of the Incentive Compensation payable in shares of Common Stock divided by a value determined as follows:

(i)  if the Common Stock is traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the Common Stock on such exchange on the five (5) Business Days prior to the date on which the quarterly installment of the Incentive Compensation is paid;

(ii)  if the Common Stock is not traded on a securities exchange but is actively traded over-the-counter, the value shall be deemed to be the average of the closing bids or sales prices, as applicable, on the five (5) Business Days prior to the date on which the quarterly installment of the Incentive Compensation is paid; and

(iii)  if the Common Stock is neither traded on a securities exchange nor actively traded over-the-counter, the value shall be the fair market value thereof, as reasonably determined in good faith by the Board (including a majority of the Independent Directors) of the Company.

(g)  If at any time the Manager shall, in connection with a determination of the value of the Common Stock made by the Board pursuant to Section 6(f)(iii) hereof, (i) dispute such determination in good faith by more than five percent (5%), and (ii) such dispute cannot be resolved between the Independent Directors and the Manager within ten (10) Business Days after the Manager provides written notice to the Company of such dispute (the “Valuation Notice”), then the matter shall be resolved by an independent appraiser of recognized standing selected jointly by the Independent Directors and the Manager within not more than twenty (20) days after the Valuation Notice. In the event the Independent Directors and the Manager cannot agree with respect to such selection within the aforesaid twenty (20) day time-frame, the Independent Directors shall select one such independent appraiser and the Manager shall select one independent appraiser within five (5) Business Days after the expiration of the twenty (20) day period, with one additional such appraiser (the “Last Appraiser”) to be selected by the appraisers so designated within five (5) Business Days after their selection. Any valuation decision made by the Last Appraiser shall be deemed final and binding upon the Board and the Manager and shall be delivered to the Manager and the Board within not more than fifteen (15) days after the selection of the Last Appraiser. The expenses of the appraisal shall be paid by the party with the estimate which deviated the furthest from the final valuation decision made by the independent appraisers.

Section 7. Expenses of the Company.

(a)  The Manager shall be responsible for the expenses related to any and all personnel of the Manager and its Affiliates who provide services to the Company pursuant to this Agreement (including, without limitation, each of the officers of the Company and any directors of the Company who are also directors, officers, employees or agents of the Manager or any of its Affiliates), including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel.

(b)  The Company shall pay all of its costs and expenses and shall reimburse the Manager or its Affiliates for expenses of the Manager and its Affiliates incurred on behalf of the Company, excepting only those expenses that are specifically the responsibility of the Manager pursuant to Section 7(a) of this Agreement. Without limiting the generality of the foregoing, it is specifically agreed that the following costs and expenses of the Company or any Subsidiary shall be paid by the Company and shall not be paid by the Manager or Affiliates of the Manager:

(i)  Acquisition Expenses; provided, however, that Acquisition Expenses paid pursuant to this Agreement shall be without duplication with any “Acquisition Expenses” paid pursuant to that certain Acquisition and Capital Services Agreement, dated as of September 6, 2011, by and between the Company and AR Capital, LLC (formerly known as American Realty Capital II, LLC);

(ii)  expenses in connection with the issuance of securities of the Company and transaction costs incident to the acquisition, disposition and financing of the investments of the Company and its Subsidiaries;

(iii)  costs of legal, tax, accounting, consulting, auditing and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager’s personnel, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

(iv)  the compensation and expenses of the Company’s directors and the cost of liability insurance to indemnify the Company’s directors and officers;

(v)  costs associated with the establishment and maintenance of any of the Company’s credit facilities, other financing arrangements, or other indebtedness of the Company (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of the Company’s securities offerings;

(vi)  expenses connected with communications to holders of the Company’s securities or of the Subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by the Company to any transfer agent and registrar in connection with the listing and/or trading of the Company’s securities on any exchange, the fees payable by the Company to any such exchange in connection with its listing, costs of preparing, printing and mailing the Company’s annual report to the Company’s stockholders and proxy materials with respect to any meeting of the Company’s stockholders;

(vii)  costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for the Company;

(viii)  expenses incurred by managers, officers, personnel and agents of the Manager for travel on the Company’s behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of the Manager in connection with the purchase, financing, refinancing, sale or other disposition of an investment or establishment and maintenance of any of the Company’s securitizations or any of the Company’s securities offerings;

(ix)  costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses;

(x)  compensation and expenses of the Company’s custodian and transfer agent, if any;

(xi)  the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;

(xii)  all taxes and license fees;

(xiii)  all insurance costs incurred in connection with the operation of the Company’s business except for the costs attributable to the insurance that the Manager elects to carry for itself and its personnel;

(xiv)  costs and expenses incurred in contracting with third parties;

(xv)  all other costs and expenses relating to the Company’s business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of investments, including appraisal, reporting, audit and legal fees;

(xvi)  expenses relating to any office(s) or office facilities, including, but not limited to, disaster backup recovery sites and facilities, maintained for the Company or the investments of the Company and its Subsidiaries separate from the office or offices of the Manager;

(xvii)  expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the Board to or on account of holders of the Company’s securities or of the Subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;

(xviii)  any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against the Company or any Subsidiary, or against any trustee, director, partner, member or officer of the Company or of any Subsidiary in his capacity as such for which the Company or any Subsidiary is required to indemnify such trustee, director, partner, member or officer by any court or governmental agency; and

(xix)  all other expenses actually incurred by the Manager (except as otherwise specified herein) which are reasonably necessary for the performance by the Manager of its duties and functions under this Agreement.

(c)  Costs and expenses incurred by the Manager on behalf of the Company shall be reimbursed monthly to the Manager. The Manager shall prepare a written statement in reasonable detail documenting the costs and expenses of the Company and those incurred by the Manager on behalf of the Company during each month, and shall deliver such written statement to the Company within thirty (30) days after the end of each month. The Company shall pay all amounts payable to the Manager pursuant to this Section 7(c) within five (5) Business Days after the receipt of the written statement without demand, deduction, offset or delay. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company. The provisions of this Section 7 shall survive the expiration or earlier termination of this Agreement to the extent such expenses have previously been incurred or are incurred in connection with such expiration or termination.

Section 8. Limits of the Manager’s Responsibility.

(a)  The Manager assumes no responsibility under this Agreement other than to render the services called for hereunder in good faith and shall not be responsible for any action of the Board in following or declining to follow any advice or recommendations of the Manager, including as set forth in the Investment Guidelines. The Manager and its Affiliates, and the directors, officers, employees, partners, members, stockholders, other equity holders, agents and representatives of the Manager and its Affiliates (each, a “Manager Indemnified Party”), will not be liable to the Company, any Subsidiary, the Board, the Company’s stockholders or any Subsidiary’s stockholders, partners or members for any acts or omissions by any Manager Indemnified Party performed in accordance with and pursuant to this Agreement, except by reason of any act or omission constituting bad faith, willful misconduct, gross negligence or reckless disregard of the duties under this Agreement on the part of such Manager Indemnified Party. The Company shall, to the full extent lawful, reimburse, indemnify and hold harmless each Manager Indemnified Party, of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including reasonable attorneys’ fees) (collectively “Losses”) in respect of or arising from any acts or omissions of such Manager Indemnified Party performed in good faith under this Agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties on the part of such Manager Indemnified Party under this Agreement. In addition, (i) the Manager will not be liable for trade errors that may result from ordinary negligence, including, without limitation, errors in the investment decision making process or in the trade process and (ii) the Company shall advance funds to a Manager Indemnified Party for legal fees and other costs and expenses incurred as a result of any claim, suit, action or proceeding for which indemnification is being sought, provided that such Manager Indemnified Party undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such Manager Indemnified Party is found pursuant to a final and non-appealable order or judgment to not be entitled to indemnification.

(b)  The Manager shall, to the full extent lawful, reimburse, indemnify and hold harmless the Company, and the directors, officers and stockholders of the Company and each Person, if any, controlling the Company (each, a “Company Indemnified Party”; a Manager Indemnified Party and a Company Indemnified Party are each sometimes hereinafter referred to as an “ Indemnified Party”) of and from any and all Losses in respect of or arising from (i) any acts or omissions of the Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties of the Manager under this Agreement or (ii) any claims by the Manager’s employees relating to the terms and conditions of their employment by the Manager.

(c)  In case any such claim, suit, action or proceeding (a “Claim”) is brought against any Indemnified Party in respect of which indemnification may be sought by such Indemnified Party pursuant hereto, the

Indemnified Party shall give prompt written notice thereof to the indemnifying party, which notice shall include all documents and information in the possession of or under the control of such Indemnified Party reasonably necessary for the evaluation and/or defense of such Claim and shall specifically state that indemnification for such Claim is being sought under this Section; provided, however, that the failure of the Indemnified Party to so notify the indemnifying party shall not limit or affect such Indemnified Party’s rights other than pursuant to this Section. Upon receipt of such notice of Claim (together with such documents and information from such Indemnified Party), the indemnifying party shall, at its sole cost and expense, in good faith defend any such Claim with counsel reasonably satisfactory to such Indemnified Party, which counsel may, without limiting the rights of such Indemnified Party pursuant to the next succeeding sentence of this Section 8(c), also represent the indemnifying party in such investigation, action or proceeding. In the alternative, such Indemnified Party may elect to conduct the defense of the Claim, if (i) such Indemnified Party reasonably determines that the conduct of its defense by the indemnifying party could be materially prejudicial to its interests, (ii) the indemnifying party refuses to assume such defense (or fails to give written notice to the Indemnified Party within ten (10) days of receipt of a notice of Claim that the indemnifying party assumes such defense), or (iii) the indemnifying party shall have failed, in such Indemnified Party’s reasonable judgment, to defend the Claim in good faith. The indemnifying party may settle any Claim against such Indemnified Party without such Indemnified Party’s consent, provided (i) such settlement is without any Losses whatsoever to such Indemnified Party, (ii) the settlement does not include or require any admission of liability or culpability by such Indemnified Party and (iii) the indemnifying party obtains an effective written release of liability for such Indemnified Party from the party to the Claim with whom such settlement is being made, which release must be reasonably acceptable to such Indemnified Party, and a dismissal with prejudice with respect to all claims made by the party against such Indemnified Party in connection with such Claim. The applicable Indemnified Party shall reasonably cooperate with the indemnifying party, at the indemnifying party’s sole cost and expense, in connection with the defense or settlement of any Claim in accordance with the terms hereof. If such Indemnified Party is entitled pursuant to this Section 8(c) to elect to defend such Claim by counsel of its own choosing and so elects, then the indemnifying party shall be responsible for any good faith settlement of such Claim entered into by such Indemnified Party. Except as provided in the immediately preceding sentence, no Indemnified Party may pay or settle any Claim and seek reimbursement therefor under this Section 8(c).

(d)  The provisions of this Section 8 shall survive the expiration or earlier termination of this Agreement.

Section 9. No Joint Venture.  The Company and the Manager are not partners or joint venturers with each other and nothing herein shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

Section 10. Term; Renewal; Termination Without Cause.

(a)  This Agreement shall become effective on the Closing Date and shall continue in operation, unless terminated in accordance with the terms hereof, until the tenth anniversary of the Closing Date (the “Initial Term”). After the Initial Term, this Agreement shall be deemed renewed automatically each year for an additional one-year period (an “Automatic Renewal Term”) unless the Company or the Manager elects not to renew this Agreement in accordance with Section 10(b) or Section 10(d), respectively.

(b)  Notwithstanding any other provision of this Agreement to the contrary, upon written notice provided to the Manager no later than 180 days prior to the expiration of the Initial Term or any Automatic Renewal Term (the “Termination Notice”), the Company may, without cause, in connection with the expiration of the Initial Term or the then current Automatic Renewal Term, decline to renew this Agreement (any such nonrenewal, a “Termination Without Cause”) upon the affirmative vote of at least two-thirds of the Independent Directors that includes a finding by such two-thirds of the Independent Directors that either (1) there has been unsatisfactory performance by the Manager that is materially detrimental to the Company and its Subsidiaries taken as a whole or (2) the Base Management Fee and Incentive Compensation payable to the Manager are not fair, subject to Section 10(c) below. The Company may terminate this Agreement for cause pursuant to Section 12 hereof even after providing a Termination Notice.

(c)  Notwithstanding the provisions of Section 10(b), if the reason for nonrenewal specified in the Termination Notice is that two-thirds of the Independent Directors have determined that the Base Management Fee or the Incentive Compensation payable to the Manager is unfair, the Company shall not have the foregoing nonrenewal right in the event the Manager agrees that it will continue to perform its duties hereunder during the Automatic Renewal Term that would commence upon the expiration of the Initial Term or then current Automatic Renewal Term at a fee that at least two-thirds of the Independent Directors determine to be fair; provided, however, the Manager shall have the right to renegotiate the Base Management Fee and/or the Incentive Compensation, by delivering to the Company, not less than 120 days prior to the pending Effective Termination Date, written notice (a “Notice of Proposal to Negotiate”) of its intention to renegotiate the Base Management Fee and/or the Incentive Compensation. Thereupon, the Company and the Manager shall endeavor to negotiate the Base Management Fee and/or the Incentive Compensation in good faith. Provided that the Company and the Manager agree to a revised Base Management Fee, Incentive Compensation or other compensation structure within sixty (60) days following the Company’s receipt of the Notice of Proposal to Negotiate, the Termination Notice from the Company shall be deemed of no force and effect, and this Agreement shall continue in full force and effect on the terms stated herein, except that the Base Management Fee, the Incentive Compensation or other compensation structure shall be the revised Base Management Fee, Incentive Compensation or other compensation structure as then agreed upon by the Company and the Manager. The Company and the Manager agree to execute and deliver an amendment to this Agreement setting forth such revised Base Management Fee, Incentive Compensation, or other compensation structure promptly upon reaching an agreement regarding same. In the event that the Company and the Manager are unable to agree to a revised Base Management Fee, Incentive Compensation, or other compensation structure during such sixty (60) day period, this Agreement shall terminate on the Effective Termination Date.

(d)  No later than 180 days prior to the expiration of the Initial Term or the then current Automatic Renewal Term, the Manager may deliver written notice to the Company informing it of the Manager’s intention to decline to renew this Agreement, whereupon this Agreement shall not be renewed and extended and this Agreement shall terminate effective on the anniversary date of this Agreement next following the delivery of such notice.

(e)  Except as set forth in this Section 10, a nonrenewal of this Agreement pursuant to this Section 10 shall be without any further liability or obligation of either party to the other, except as provided in Section 3(c), Section 5, Section 7, Section 8 and Section 14 of this Agreement.

(f)  The Manager shall cooperate with the Company in executing an orderly transition of the management of the Company’s consolidated assets to a new manager.

Section 11. Assignments.

(a)  Assignments by the Manager.  This Agreement shall terminate automatically in the event of its assignment, in whole or in part, by the Manager, unless such assignment is consented to in writing by the Company with the consent of a majority of the Independent Directors. Any such permitted assignment shall bind the assignee under this Agreement in the same manner as the Manager is bound, and the Manager shall be liable to the Company for all acts or omissions of the assignee under any such assignment. In addition, the assignee shall execute and deliver to the Company a counterpart of this Agreement naming such assignee as the Manager. Notwithstanding the foregoing, the Manager may, without the approval of the Company’s Independent Directors, (i) assign this Agreement to an Affiliate of the Manager and (ii) delegate to one or more of its Affiliates the performance of any of its responsibilities hereunder so long as it remains liable for any such Affiliate’s performance, in each case so long as assignment or delegation does not require the Company’s approval under the Investment Company Act (but if such approval is required, the Company shall not unreasonably withhold, condition or delay its consent). Nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer of any amounts payable to the Manager under this Agreement.

(b)  Assignments by the Company.  This Agreement shall not be assigned by the Company without the prior written consent of the Manager, except in the case of assignment by the Company to another REIT or other organization which is a successor (by merger, consolidation, purchase of assets, or other transaction) to the Company, in which case such successor organization shall be bound under this Agreement and by the terms of such assignment in the same manner as the Company is bound under this Agreement.

Section 12. Termination for Cause.

(a)  The Company may terminate this Agreement effective upon 30 days’ prior written notice of termination from the Company to the Manager if (i) the Manager, its agents or its assignees breaches any material provision of this Agreement and such breach shall continue for a period of 30 days after written notice thereof specifying such breach and requesting that the same be remedied in such 30-day period (or 45 days after written notice of such breach if the Manager takes steps to cure such breach within 30 days of the written notice), (ii) there is a commencement of any proceeding relating to the Manager’s Bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition, (iii) any Manager Change of Control which a majority of the Independent Directors determines is materially detrimental to the Company and its Subsidiaries taken as a whole, (iv) the dissolution of the Manager, or (v) the Manager commits fraud against the Company, misappropriates or embezzles funds of the Company, or acts, or fails to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; provided, however, that if any of the actions or omissions described in this clause (v) are caused by an employee and/or officer of the Manager or one of its Affiliates and the Manager takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of the Manager’s actual knowledge of its commission or omission, the Company shall not have the right to terminate this Agreement pursuant to this Section 12(a)(v).

(b)  The Manager may terminate this Agreement effective upon 60 days’ prior written notice of termination to the Company in the event that the Company shall default in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall continue for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period.

(c)  The Manager may terminate this Agreement if the Company becomes required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event.

Section 13. Action Upon Termination.  From and after the effective date of termination of this Agreement pursuant to Sections 10, 11, or 12 of this Agreement, the Manager shall not be entitled to compensation for further services hereunder, but shall be paid all compensation accruing to the date of termination. Upon any such termination, the Manager shall forthwith:

(a)  after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or a Subsidiary all money collected and held for the account of the Company or a Subsidiary pursuant to this Agreement;

(b)  deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board with respect to the Company and any Subsidiaries; and

(c)  deliver to the Board all property and documents of the Company and any Subsidiaries then in the custody of the Manager.

Section 14. Release of Money or Other Property Upon Written Request.

The Manager agrees that any money or other property of the Company (which such term, for the purposes of this Section 14, shall be deemed to include any and all of its Subsidiaries, if any) held by the Manager shall be held by the Manager as custodian for the Company, and the Manager’s records shall be appropriately and clearly marked to reflect the ownership of such money or other property by the Company. Upon the receipt by the Manager of a written request signed by a duly authorized officer of the Company requesting the Manager to release to the Company any money or other property then held by the Manager for the account of the Company under this Agreement, the Manager shall release such money or other property to the Company within a reasonable period of time, but in no event later than 60 days following such request.

Upon delivery of such money or other property to the Company, the Manager shall not be liable to the Company, the Board, or the Company’s stockholders or partners for any acts or omissions by the Company in connection with the money or other property released to the Company in accordance with this Section 14. The Company shall indemnify the Manager, its directors, officers, stockholders, employees and agents against any and all Losses which arise in connection with the Manager’s proper release of such money or other property to the Company in accordance with the terms of this Section 14. Indemnification pursuant to this provision shall be in addition to any right of the Manager to indemnification under Section 8 of this Agreement.

Section 15. Representations and Warranties.

(a)  The Company hereby represents and warrants to the Manager as follows:

(i)  The Company is duly organized, validly existing and in good standing under the laws of the State of Maryland, has the corporate power and authority and the legal right to own and operate its assets, to lease any property it may operate as lessee and to conduct the business in which it is now engaged and is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Company and its Subsidiaries, if any, taken as a whole.

(ii)  The Company has the corporate power and authority and the legal right to make, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other Person, including stockholders and creditors of the Company, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Company in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder. This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Company, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(iii)  The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Company, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Company, or the Governing Instruments of, or any securities issued by, the Company or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Company is a party or by which the Company or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Company and its Subsidiaries, if any, taken as a whole, and will not result in, or require, the creation or imposition of any lien or any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

(b)  The Manager hereby represents and warrants to the Company as follows:

(i)  The Manager is duly organized, validly existing and in good standing under the laws of the State of Delaware, has the limited liability company power and authority and the legal right to own and operate its assets, to lease the property it operates as lessee and to conduct the business in which it is now engaged and is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Manager.

(ii)  The Manager has the limited liability company power and authority and the legal right to make, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other Person, including members and creditors of the Manager, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Manager in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder. This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Manager, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Manager enforceable against the Manager in accordance with its terms.

(iii)  The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Manager, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Manager, or the Governing Instruments of, or any securities issued by, the Manager or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Manager is a party or by which the Manager or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Manager, and will not result in, or require, the creation or imposition of any lien or any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

Section 16. The American Realty Capital Name.

The Manager and its Affiliates have or may have a proprietary interest in the names “American Realty Capital,” “ARC” and “AR Capital.” The Manager hereby grants to the Company, to the extent of any proprietary interest the Manager may have in any of the names “American Realty Capital,” “ARC” and “AR Capital,” a non-transferable, non-assignable, non-exclusive, royalty-free right and license to use the names “American Realty Capital,” “ARC” and “AR Capital” during the term of this Agreement. The Company agrees that the Manager and its Affiliates will have the right to approve of any use by the Company of the names “American Realty Capital,” “ARC” and “AR Capital,” such approval not to be unreasonably withheld, conditioned or delayed. Accordingly, and in recognition of this right, if at any time the Company ceases to retain the Manager or one of its Affiliates to perform management services for the Company, the Company will, promptly after receipt of written request from the Manager, cease to conduct business under or use the names “American Realty Capital,” “ARC” and “AR Capital” or any derivative thereof and the Company shall change its name and the names of any of its subsidiaries to a name that does not contain the names “American Realty Capital,” “ARC” and “AR Capital” or any other word or words that might, in the reasonable discretion of the Manager, be susceptible of indication of some form of relationship between the Company and the Manager or any its Affiliates. At such time, the Company will also make any changes to any trademarks, servicemarks or other marks necessary to remove any references to the words “American Realty Capital,” “ARC” and “AR Capital.” Consistent with the foregoing, it is specifically recognized that the Manager or one or more of its Affiliates has in the past and may in the future organize, sponsor or otherwise permit to exist other investment vehicles (including vehicles for investment in real estate) and financial and service organizations having any of the names “American Realty Capital,” “ARC” and “AR Capital” as a part of their name, all without the need for any consent (and without the right to object thereto) by the Company. Neither the Manager nor any of its Affiliates makes any representation or warranty, express or implied, with respect to the names “American Realty Capital,” “ARC” and “AR Capital” licensed hereunder or the use thereof (including without limitation as to whether the use of the names “American Realty Capital,” “ARC” and “AR Capital” will be free from infringement of the intellectual property rights of third parties. Notwithstanding the preceding, the Manager represents and warrants that it is not aware of any pending claims or litigation or of any claims threatened in writing regarding the use or ownership of the names “American Realty Capital,” “ARC” and “AR Capital.”

Section 17. Miscellaneous.

(a)  Notices.  All notices, requests, communications and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered against receipt or upon actual receipt of (i) personal delivery, (ii) delivery by reputable overnight courier, (iii) delivery by facsimile transmission with telephonic confirmation or (iv) delivery by registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below (or to such other address as may be hereafter notified by the respective parties hereto in accordance with this Section 17):

The Company:	American Realty Capital Properties, Inc. 405 Park Avenue 15th Floor New York, New York 10022 Facsimile No.: (212) 421-5799 Attention: Nicholas S. Schorsch
with a copy to:
Proskauer Rose LLP Eleven Times Square New York, New York 10036 Facsimile No.: (212) 969-2900 Attention: Peter M. Fass, Esq. Steven L. Lichtenfeld, Esq.
The Manager:	ARC Properties Advisors, LLC 405 Park Avenue 15th Floor New York, New York 10022 Facsimile No.: (212) 421-5799 Attention: Nicholas S. Schorsch
with a copy to:
Proskauer Rose LLP Eleven Times Square New York, New York 10036 Facsimile No.: (212) 969-2900 Attention: Peter M. Fass, Esq. Steven L. Lichtenfeld, Esq.

(b)  Binding Nature of Agreement; Successors and Assigns; No Third Party Beneficiaries.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns as provided herein. Except as provided in this Agreement with respect to indemnification of Indemnified Parties hereunder, nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

(c)  Integration.  This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

(d)  Amendments.  This Agreement, nor any terms hereof, may not be amended, supplemented or modified except in an instrument in writing executed by the parties hereto.

(e)  GOVERNING LAW.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES HERETO IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN, NEW YORK CITY, FOR THE PURPOSE OF ANY ACTION OR JUDGMENT RELATING

TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND TO THE LAYING OF VENUE IN SUCH COURT.

(f)  WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(g)  Survival of Representations and Warranties.  All representations and warranties made hereunder, and in any document, certificate or statement delivered pursuant hereto or in connection herewith, shall survive the execution and delivery of this Agreement.

(h)  No Waiver; Cumulative Remedies.  No failure to exercise and no delay in exercising, on the part of a party hereto, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

(i)  Costs and Expenses.  Each party hereto shall bear its own costs and expenses (including the fees and disbursements of counsel and accountants) incurred in connection with the negotiations and preparation of and the closing under this Agreement, and all matters incident thereto. If any party hereto initiates any legal action arising out of or in connection with this Agreement, the prevailing party shall be entitled to recover from the other party all reasonable attorneys’ fees, expert witness fees and expenses incurred by the prevailing party in connection therewith.

(j)  Section Headings.  The section and subsection headings in this Agreement are for convenience in reference only and shall not be deemed to alter or affect the interpretation of any provisions hereof.

(k)  Counterparts.  This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in any number of separate counterparts, and all of which taken together shall be deemed to constitute one and the same instrument.

(l)  Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has executed this Amended and Restated Management Agreement as of the date first written above.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	Name: Title:

ARC PROPERTIES ADVISORS, LLC

By:	Name: Title:

Exhibit A

Investment Guidelines

1.	No investment shall be made that would cause the Company to fail to qualify as a REIT under the Code.
2.	No investment shall be made that would cause the Company to be regulated as an investment company under the Investment Company Act.
3.	The Company’s investments shall be in the Target Assets.
4.	Until appropriate investments in the Target Assets are identified, the Manager may invest the proceeds of the Initial Public Offering and any future offerings of the Company’s securities for cash in interest-bearing, short-term investments and money market accounts and/or funds, subject to the requirements for the Company’s qualification as a REIT under the Code.
5.	Before issuing any final form of commitment to acquire a Real Estate Asset, the transaction must be approved by the Manager Investment Committee.
6.	Any proposed investment in a Real Estate Asset must be approved by a majority of the Independent Directors (or a committee established by the Independent Directors for this purpose). If a proposed investment in a Real Estate Asset is for less than $10 million, such approval may be sought via electronic board meetings, which entails emailing of the applicable materials to the Independent Directors (or the members of the committee established by the Independent Directors for this purpose) and any questions to be addressed in advance of voting on the proposed investment in a Real Estate Asset and requesting a response for approval, and whereby the Independent Directors (or the members of the committee established by the Independent Directors for this purpose) cast their votes in favor or against a proposed acquisition via email.

These Investment Guidelines may be amended, restated, modified, supplemented or waived by the Board (which must include a majority of the Independent Directors) without the approval of the Company’s stockholders.

ANNEX C

EXECUTION VERSION

AMERICAN REALTY CAPITAL ADVISORS III, LLC
AMERICAN REALTY CAPITAL TRUST III SPECIAL LIMITED PARTNER, LLC
AMERICAN REALTY CAPITAL PROPERTIES III, LLC
405 PARK AVENUE
NEW YORK, NEW YORK 10022

American Realty Capital Trust III, Inc.
American Realty Capital Operating Partnership III, L.P.
405 Park Avenue
New York, New York 10022

December 14, 2012

Re:	Project Big Cat — Incentive and Other Payments

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Parent OP”), Tiger Acquisition, LLC, a Delaware limited liability company wholly-owned by Parent (“Merger Sub”), American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company OP”), pursuant to which (x) the Company will merge with and into Merger Sub, with Merger Sub being the surviving entity, and (y) the Company OP will merge with and into the Parent OP, with the Parent OP being the surviving entity (collectively, the “Transaction”). Any term not otherwise defined herein shall have the meaning given such term in the Merger Agreement.

Reference also is hereby made to: (i) that certain Second Amended and Restated Advisory Agreement, dated as of November 13, 2012, by and among American Realty Capital Advisors III, LLC, a Delaware limited liability company (the “Advisor”), the Company and the Company OP (the “Advisory Agreement”), (ii) that certain Amended and Restated Agreement of Limited Partnership of the Company OP, dated as of November 13, 2012, by and among the Company, the Advisor, American Realty Capital Trust III Special Limited Partner, LLC, a Delaware limited liability company (the “Special Limited Partner”) and other limited partners party thereto, as amended from time to time (the “Company OP Agreement”) and (iii) that certain Property Management and Leasing Agreement, dated as of March 31, 2011, by and among the Company, the Company OP and American Realty Capital Properties III, LLC, a Delaware limited liability company (the “Manager”) (the “Property Management and Leasing Agreement”).

In order to induce the parties to the Merger Agreement to enter into the Merger Agreement, each of the Company, Parent, the Company OP, the Special Limited Partner, the Advisor and the Manager hereby agree as follows:

1.	Pursuant to Section 10(c) of the Advisory Agreement, the Advisor is entitled to a Property Disposition Fee (as defined in the Advisory Agreement) in connection with the sale of any real estate assets in any transaction or series of transactions. The Advisor hereby agrees to waive its right to the Property Disposition Fee in connection with the Transaction.
2.	Pursuant to Section 5.1 of the Company OP Agreement, the Special Limited Partner is entitled to certain subordinated distributions of net sales proceeds from the Company OP (the “SLP Interest”). Upon an Investment Liquidity Event (as defined in the Company OP Agreement), the Special Limited Partner’s right to receive its SLP Interest is accelerated to the time of such Investment Liquidity Event and the amount of the SLP Interest is fixed as of the Investment Liquidity Event (the “Investment Liquidity Amount”). The Company, the Company OP and the Special Limited Partner hereby acknowledge and agree that the Transaction is an Investment Liquidity Event.
3.	Pursuant to Section 8.7(b) of the Company OP Agreement, if the Special Limited Partner is entitled to the Investment Liquidity Amount, the Special Limited Partner has the right to contribute its SLP

Interest to the Company OP in exchange for a number of Company OP Units equal to the quotient of (a) the Investment Liquidity Amount divided by (b) the fair market value of one share of Company Common Stock on the date of the Investment Liquidity Event. The Special Limited Partner hereby elects to contribute its SLP Interest to the Company OP in exchange for Company OP Units and the Company, the Company OP and the Special Limited Partner hereby acknowledge and agree that such contribution and exchange shall be made pursuant to customary contribution or assignment documentation and shall be effective immediately prior to the consummation of the Transaction. Upon the consummation of the Transaction, each Company OP Unit will automatically be converted into 0.95 Parent OP Units as set forth in the Merger Agreement. The Special Limited Partner hereby acknowledges and agrees that these Parent OP Units are subject to a minimum one-year holding period prior to being exchangeable into Parent Common Stock.
4.	Pursuant to Section 10(h) of the Advisory Agreement and Section 16.1 of the Company OP Agreement, the Advisor is entitled to receive Class B Units (as defined in the Company OP Agreement) in the Company OP within 30 days of the end of each quarter, commencing with the calendar quarter beginning July 1, 2012. The Class B Units are issued pursuant to the terms of the Company OP Agreement quarterly in arrears, subject to the approval of the Company’s board of directors. As of the date hereof, 145,022 Class B Units have been issued to the Advisor. Furthermore, it is expected that additional Class B Units will be issued to the Advisor in connection with its asset management services through and including the Closing Date. When issued, the Class B Units are subject to forfeiture until both an economic hurdle and a performance hurdle have been met in accordance with Section 16.2(a) of the Company OP Agreement. It is expected that the economic hurdle will be met prior to the Closing Date. The performance hurdle will be met if the Advisor continues to be the Advisor at the Closing of the Transaction. Accordingly, the Company, the Company OP and the Advisor hereby acknowledge and agree that, provided the economic hurdle is met prior to the Closing Date and the Advisor continues to be the advisor under the Advisory Agreement as contemplated in paragraph 7 hereof, both the economic hurdle and the performance hurdle will be met upon the consummation of the Transaction, and at such time no Class B Units held by the Advisor will continue to be subject to forfeiture.
5.	Pursuant to Section 16.4 of the Company OP Agreement, the Class B Units are convertible automatically into Company OP Units at such time as the Advisor’s capital account with respect to a Class B Unit is equal to the average capital account balance attributable to an outstanding Company OP Unit (as determined on a unit-by-unit basis). Pursuant to subparagraph 1(c)(ii) of Exhibit B of the Company OP Agreement, the Advisor is entitled to special allocations of unrealized appreciation in the value of the Company OP’s assets. Furthermore, pursuant to Section 16.4(b) of the Company OP Agreement, the Advisor has the right up to twice per year to cause the Company OP to adjust the book value of its assets to fair market value, a “book-up”, by making a capital contribution of more than a de minimis amount to the Company OP in exchange for Company OP Units. The Advisor hereby elects to make such a capital contribution to the Company OP in exchange for Company OP Units prior to the consummation of the Transaction, if necessary to be effective, in order to cause such an adjustment and allow it to convert the maximum number of Class B Units to Company OP Units in connection with the consummation of the Transaction, and the Company and the Company OP hereby acknowledge and agree to allow the Advisor to make such capital contributions in order to effectuate a book-up prior to the Closing Date. The amount of the capital contribution, if any, and the number of Company OP Units issuable will be agreed to in good faith by the Company, the Company OP and the Advisor. Upon the consummation of the Transaction, each Company OP Unit will automatically be converted into 0.95 Parent OP Units as set forth in the Merger Agreement. The Advisor agrees that these Parent OP Units are subject to a minimum one-year holding period prior to being exchangeable into Parent Common Stock.

6.	The Company, the Company OP and the Advisor hereby acknowledge and agree that there may be a number of unconverted Class B Units on the Closing Date and that, in accordance with Section 3.1 of the Merger Agreement, these unconverted Class B Units will be converted automatically into Parent Class B Units.
7.	In order to facilitate the smooth transition of advisory services following the consummation of the Transaction, the Company, the Company OP and the Advisor agree that the Advisory Agreement will be extended for a 60 day period following the Closing Date pursuant to the terms substantially in the form Amendment and Acknowledgement of Termination of Second Amended and Restated Advisory Agreement attached hereto as Exhibit A.
8.	In order to facilitate the smooth transition of property management services following the consummation of the Transaction, the Company, the Company OP and the Manager agree that the Property Management and Leasing Agreement will be extended for a 60 day period following the Closing Date pursuant to the terms substantially in the form Amendment and Acknowledgement of Termination of Property Management and Leasing Agreement attached hereto as Exhibit B.

The parties hereto agree that this letter agreement satisfies any notice requirements with respect to (a) the contribution of the SLP Interest to the Company OP in exchange for Company OP Units and (b) the election to cause a book-up event.

Each of the Company, Parent, the Company OP, the Special Limited Partner, the Advisor and the Manager, as applicable, represent and warrant that (a) each has the necessary power and authority to enter into this letter agreement and to carry out its obligations hereunder and (b) no consents, approvals, authorizations or other actions are required for the Company, Parent, the Company OP, the Special Limited Partner, the Advisor or the Manager to execute, deliver and perform their respective obligations under this letter agreement.

This letter agreement may be amended, modified or supplemented only by a written instrument executed by each of the parties hereto. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and together with this letter agreement shall be deemed to be one and the same instrument. This letter agreement shall terminate concurrently with any termination of the Merger Agreement without a Closing. This letter agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York (without reference to the choice of law provisions).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed and delivered this side letter as of the date first written above.

AMERICAN REALTY CAPITAL TRUST III, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP III, L.P.

By:	AMERICAN REALTY CAPITAL TRUST III, INC., Its general partner
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL ADVISORS III, LLC

By:	AMERICAN REALTY CAPITAL TRUST III SPECIAL LIMITED PARTNER, LLC, Its Member
By:	AR CAPITAL, LLC, Its managing member
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Authorized Signatory

AMERICAN REALTY CAPITAL TRUST III SPECIAL LIMITED PARTNER, LLC

By:	AR CAPITAL, LLC, Its managing member
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Authorized Signatory

AMERICAN REALTY CAPITAL PROPERTIES III, LLC

By:	AMERICAN REALTY CAPITAL TRUST III SPECIAL LIMITED PARTNER, LLC, Its member
By:	AR CAPITAL, LLC, Its managing member
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Authorized Signatory

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

EXHIBIT A

AMENDMENT AND ACKNOWLEDGEMENT OF TERMINATION OF
SECOND AMENDED AND RESTATED ADVISORY AGREEMENT

This AMENDMENT AND ACKNOWLEDGEMENT OF TERMINATION OF SECOND AMENDED AND RESTATED ADVISORY AGREEMENT (this “Amendment”) is entered into as of [•] by and among American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership (the “Company OP”) and American Realty Capital Advisors III, LLC, a Delaware limited liability company (the “Advisor”).

RECITALS

A.  WHEREAS, the Company, the Company OP and the Advisor are party to that certain Second Amended and Restated Advisory Agreement, dated as of November 13, 2012 (the “Advisory Agreement”), pursuant to which the day-to-day business and affairs of the Company are managed by the Advisor.

B.  WHEREAS, the Company and the Company OP have entered into that certain Agreement and Plan of Merger, dated as of December 14, by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), Tiger Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “Parent OP”), the Company and the Company OP (the “Merger Agreement”), pursuant to which, among other things, the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity, and the Company OP will be merged with and into the Parent OP, with the Parent OP being the surviving entity (the “Transaction”), upon the terms and subject to the conditions set forth in the Merger Agreement.

C.  WHEREAS, (i) pursuant to Section 24 of the Advisory Agreement, the parties hereto desire to amend the Advisory Agreement effective immediately before the consummation of the Transaction and (ii) pursuant to Section 17 of the Advisory Agreement, the parties hereto desire to provide to the Advisor notice of termination of the Advisory Agreement.

AGREEMENT

In consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment of the Advisory Agreement.

(a)  Section 1 of the Advisory Agreement is hereby amended by adding the following new definitions in appropriate alphabetical order:

““Closing Date” has the meaning set forth in the Merger Agreement, dated as of [•], by and among American Realty Capital Properties, Inc., a Maryland corporation, ARC Properties Operating Partnership, L.P., a Delaware limited partnership, Tiger Acquisition, LLC, a Delaware limited liability company, the Company and the Operating Partnership.”

““Post-Merger Period” means the period following the Closing Date through and including the Termination Date.”

““Termination Date” means the date that is 60 days after the Closing Date.”

(b)  Section 10(d) of the Advisory Agreement is hereby deleted and replaced in its entirety with the following:

“(d) Asset Management Fee.  The Company shall pay an Asset Management Fee to the Advisor or its assignees as compensation for services rendered in connection with the management of the Company’s assets up to and including June 30, 2012 in an amount equal to 0.75% per annum of the Cost of Assets; provided, however, that the Asset Management Fee shall be reduced by any amounts payable as an Oversight Fee (as defined in the Management Agreement), such that the aggregate of the Asset Management Fee and the Oversight Fee does not exceed 0.75% per annum of the Cost of Assets. The Asset Management Fee is payable on the first business day of each month for the respective current month in the amount of 0.0625% of the Cost of Assets as of such date. The Asset Management Fee will be reduced to the extent that NAREIT FFO, as adjusted, during the six months ending on the last day of the calendar quarter immediately preceding the date that such Asset Management Fee is payable, is less than the Distributions paid with respect to such six month period. For purposes of this determination, NAREIT FFO, as adjusted, is NAREIT FFO adjusted to (i) include acquisition fees and related expenses, which is deducted in computing NAREIT FFO; and (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing NAREIT FFO. In respect of the Post-Merger Period, from and after the Closing Date the Company shall pay to the Advisor or its assignees an Asset Management Fee in an amount equal to 0.75% per annum of the Cost of Assets, together with any accrued but unpaid fees. Such Asset Management Fee payable during the Post-Merger Period shall be payable monthly in arrears, and in cash, by wire transfer of immediately available funds to an account designated in writing by the Advisor. For the avoidance of doubt, any Asset Management Fee made pursuant to this Section 10(d) in the Post-Merger Period shall be made only in respect of the Real Estate Assets of the Company and the Operating Partnership as held by the Company and the Operating Partnership immediately prior to the Closing Date.”

(c)  Section 10(h) of the Advisory Agreement is hereby deleted and replaced in its entirety with the following:

“(h) Subordinated Participation Interests.  The Company shall cause the Operating Partnership to periodically issue Subordinated Participation Interests in the Operating Partnership to the Advisor or its assignees, pursuant to the terms and conditions contained in the Operating Partnership Agreement, in connection with the Advisor’s (or its assignees’) management of the Operating Partnership’s assets for the period commencing on July 1, 2012 and ending on, and including, the Closing Date.

(d)  A new Section 10(i) is added to the Advisory Agreement as follows:

“(i) Post-Merger Period Payments.  The parties hereto agree that the amounts payable pursuant to Section 10(d) in respect of the Post-Merger Period are the only amounts payable by the Company pursuant to this Agreement following the Closing Date and that neither the Advisor nor any of its Affiliates shall be entitled to any other fees or amounts that are otherwise payable by the Company pursuant to this Agreement following the Closing Date.”

2.	Effective Time. This Amendment will be effective as of immediately prior to the consummation of the Transaction. If the Merger Agreement is terminated without a Closing (as defined in the Merger Agreement), this Amendment shall automatically terminate, with no further action necessary by any party, and be of no further force or effect.
3.	Notice of Termination of the Advisory Agreement. Pursuant to and in accordance with Section 17 of the Advisory Agreement, the Company and the Company OP hereby provide to the Advisor notice of termination of the Advisory Agreement and the Advisor acknowledges receipt thereof. The parties hereto agree that effective at 5:00 p.m., Eastern Time, on the Termination Date, with no further action necessary by any party, the Advisory Agreement shall automatically terminate in its entirety and be of no further force or effect; provided, however, that the indemnification provisions contained in Sections 21 and 22 of the Advisory Agreement shall survive indefinitely.
4.	Miscellaneous.

(a)  Limited Effect.  Except as otherwise specifically set forth in this Amendment, all other terms and conditions of the Advisory Agreement shall remain in full force and effect.

(b)  Entire Agreement.  The Advisory Agreement and this Amendment supersede all prior agreements between the parties with respect to the subject matter thereof and constitute a complete and exclusive statement of the terms of the agreement between the parties with respect to the subject matter thereof.

(c)  Governing Law.  This Amendment will be governed by the internal laws of the State of New York.

(d)  Construction.  The parties have participated jointly in the drafting of this Amendment, and each party was represented by counsel in the negotiation of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Amendment.

(e)  Waiver of Legal Conflicts.  Each of the parties hereto acknowledges and agrees that, at their request, Proskauer Rose LLP acted as counsel to all such parties in connection with this Amendment. Accordingly, each of the parties agrees to, and does, waive any conflict of interest which may be deemed to arise as the result of such representation and agrees not to seek to disqualify or otherwise prevent Proskauer Rose LLP from representing the other parties hereto (or any other clients of Proskauer Rose LLP) in any matters by reason of its work on, or representation of, such party in connection with this Amendment or its possession of confidential information relating to such party. Proskauer Rose LLP shall be entitled to rely upon this Section 4(e) as a third party beneficiary hereof.

(f)  Counterparts; Facsimile.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Original signatures hereto may be delivered by facsimile which shall be deemed originals.

(g)  Definitions.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Advisory Agreement.

*****

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment as of the date first written above.

AMERICAN REALTY CAPITAL TRUST III, INC.

By:	Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP III, L.P.

By:	AMERICAN REALTY CAPITAL TRUST III, INC., Its general partner
By:	Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL ADVISORS III, LLC

By:	AMERICAN REALTY CAPITAL TRUST III SPECIAL LIMITED PARTNER, LLC, Its Member
By:	AR CAPITAL, LLC, Its managing member
By:	Name: Edward M. Weil, Jr. Title: Authorized Signatory

EXHIBIT B

AMENDMENT AND ACKNOWLEDGEMENT OF TERMINATION OF
PROPERTY MANAGEMENT AND LEASING AGEEMENT

This AMENDMENT AND ACKNOWLEDGEMENT OF TERMINATION OF PROPERTY MANAGEMENT AND LEASING AGREEMENT (this “Amendment”) is entered into as of [•] by and among American Realty Capital Trust III, Inc., a Maryland corporation (the “Company”), American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership (the “Company OP”) and American Realty Capital Properties III, LLC, a Delaware limited liability company (the “Manager”).

RECITALS

A.  WHEREAS, the Company, the Company OP and the Manager are party to that certain Property Management and Leasing Agreement, dated as of March 31, 2011 (the “Management Agreement”), pursuant to which the real estate properties of the Company and the Company OP are managed by the Manager.

B.  WHEREAS, the Company and the Company OP have entered into that certain Agreement and Plan of Merger, dated as of December 14, by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), Tiger Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “Parent OP”), the Company and the Company OP (the “Merger Agreement”), pursuant to which, among other things, the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity, and the Company OP will be merged with and into the Parent OP, with the Parent OP being the surviving entity (the “Transaction”), upon the terms and subject to the conditions set forth in the Merger Agreement.

C.  WHEREAS, (i) pursuant to Section 7.5 of the Management Agreement, the parties hereto desire to amend the Management Agreement effective immediately before the consummation of the Transaction and (ii) pursuant to Section 6.1(a) of the Management Agreement, the parties hereto desire to provide to the Manager notice of termination of the Management Agreement.

AGREEMENT

In consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment of the Management Agreement.

(a)  Article I of the Management Agreement is hereby amended by adding the following new definitions in appropriate alphabetical order:

““Closing Date” has the meaning set forth in the Merger Agreement, dated as of [•], by and among American Realty Capital Properties, Inc., a Maryland corporation, ARC Properties Operating Partnership, L.P., a Delaware limited partnership, Tiger Acquisition, LLC, a Delaware limited liability company, the Company and the OP.”

““Post-Merger Period” means the period following the Closing Date through and including the Termination Date.”

““Termination Date” means the date that is 60 days after the Closing Date.”

(b)  Section 4.1(a) of the Management Agreement is hereby deleted and replaced in its entirety with the following:

“(a) The Owner shall pay the Manager or any of its Affiliates property management fees (the “Management Fees”), on a monthly basis, equal to: (i) with respect to stand-alone, single-tenant net leased Properties, two percent (2%) of Gross Revenues from the Properties managed; and (ii) with respect to multitenant Properties, four percent (4%) of Gross Revenues from the Properties managed, plus market-based leasing commissions applicable to the geographic location of the Property. Except as otherwise set forth herein, the Owner shall also reimburse the Manager for any costs and expenses incurred by the Manager in connection with managing the Properties. In respect of the Post-Merger Period, from and after the Closing Date, the Owner shall pay to the Manager or any of its Affiliates Management Fees equal to: (i) with respect to stand-alone, single-tenant net leased Properties, two percent (2%) of Gross Revenues from the Properties managed; and (ii) with respect to multitenant Properties, four percent (4%) of Gross Revenues from the Properties managed, plus market-based leasing commissions applicable to the geographic location of the Property. Such Management Fees payable during the Post-Merger Period shall be payable monthly in arrears, and in cash, by wire transfer of immediately available funds to an account designated in writing by the Manager. For the avoidance of doubt, any Management Fees made pursuant to this Section 4.1(a) in the Post-Merger Period shall be made only in respect of the Properties of the Owner as held by the Owner immediately prior to the Closing Date.”

(c)  A new Section 4.5 is added to the Management Agreement as follows:

“4.5 Post-Merger Period Payments.  The parties hereto agree that the amounts payable pursuant to Section 4.1(a) in respect of the Post-Merger Period are the only amounts payable by the Owner pursuant to this Management Agreement following the Closing Date and that neither the Manager nor any of its Affiliates shall be entitled to any other fees or amounts that are otherwise payable by the Owner pursuant to this Agreement following the Closing Date.”

2.	Effective Time. This Amendment will be effective as of immediately prior to the consummation of the Transaction. If the Merger Agreement is terminated without a Closing (as defined in the Merger Agreement), this Amendment shall automatically terminate, with no further action necessary by any party, and be of no further force or effect.
3.	Notice of Termination of the Management Agreement. Pursuant to and in accordance with Section 6.1(a) of the Management Agreement, the Company and the Company OP hereby provide to the Manager notice of termination of the Management Agreement and the Manager acknowledges receipt thereof. The parties hereto agree that effective at 5:00 p.m., Eastern Time, on the Termination Date, with no further action necessary by any party, the Management Agreement shall automatically terminate in its entirety and be of no further force or effect; provided, however, that the indemnification provisions contained in Section 5.4 of the Management Agreement shall survive indefinitely.
4.	Miscellaneous.

(a)  Limited Effect.  Except as otherwise specifically set forth in this Amendment, all other terms and conditions of the Management Agreement shall remain in full force and effect.

(b)  Entire Agreement.  The Management Agreement and this Amendment supersede all prior agreements between the parties with respect to the subject matter thereof and constitute a complete and exclusive statement of the terms of the agreement between the parties with respect to the subject matter thereof.

(c)  Governing Law.  This Amendment will be governed by the internal laws of the State of New York.

(d)  Construction.  The parties have participated jointly in the drafting of this Amendment, and each party was represented by counsel in the negotiation of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Amendment.

(e)  Waiver of Legal Conflicts.  Each of the parties hereto acknowledges and agrees that, at their request, Proskauer Rose LLP acted as counsel to all such parties in connection with this Amendment. Accordingly, each of the parties agrees to, and does, waive any conflict of interest which may be deemed to arise as the result of such representation and agrees not to seek to disqualify or otherwise prevent Proskauer Rose LLP from representing the other parties hereto (or any other clients of Proskauer Rose LLP) in any matters by reason of its work on, or representation of, such party in connection with this

Amendment or its possession of confidential information relating to such party. Proskauer Rose LLP shall be entitled to rely upon this Section 4(e) as a third party beneficiary hereof.

(f)  Counterparts; Facsimile.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Original signatures hereto may be delivered by facsimile which shall be deemed originals.

(g)  Definitions.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Management Agreement.

*****

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment as of the date first written above.

AMERICAN REALTY CAPITAL TRUST III, INC.

By:	Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP III, L.P.

By:	AMERICAN REALTY CAPITAL TRUST III, INC., Its general partner
By:	Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL PROPERTIES III, LLC

By:	AMERICAN REALTY CAPITAL TRUST III SPECIAL LIMITED PARTNER, LLC, Its Member
By:	AR CAPITAL, LLC, Its managing member
By:	Name: Edward M. Weil, Jr. Title: Authorized Signatory

ANNEX D

[LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

December 14, 2012

The Board of Directors
American Realty Capital Properties, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

The Board of Directors:

We understand that American Realty Capital Properties, Inc. (“ARCP”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among ARCP, ARC Properties Operating Partnership, L.P., a wholly owned subsidiary and operating partnership of ARCP (“ARCP OP”), Tiger Acquisition, LLC, a wholly owned subsidiary of ARCP (“Merger Sub”), American Realty Capital Trust III, Inc. (“ARCT III”) and American Realty Capital Operating Partnership III, L.P., a wholly owned subsidiary and operating partnership of ARCT III (“ARTC III OP”), pursuant to which, among other things, ARCT III will merge with and into Merger Sub (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of ARCT III will be converted into the right to receive, at the option of the holder thereof, either (i) $12.00 in cash (the “Cash Consideration”) or (ii) 0.95 of a share (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of the common stock, par value $0.01 per share, of ARCP (“ARCP Common Stock”), subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), including a maximum aggregate cash amount equal to 30% of the total Consideration. The Agreement also provides that ARCT III OP will merge with and into ARCP OP (the “Partnership Merger” and, together with the Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to ARCP of the Consideration to be paid by ARCP in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to ARCT III and ARCP;
(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCT III furnished to or discussed with us by the external manager of ARCT III, including certain financial forecasts relating to ARCT III prepared by such external manager as approved for our use by ARCP (such forecasts, the “ARCT III Forecasts”);
(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCP furnished to or discussed with us by the external manager of ARCP, including certain financial forecasts relating to ARCP prepared by such external manager as approved for our use by ARCP (such forecasts, the “ARCP Forecasts”);
(iv)	discussed the past and current business, operations, financial condition and prospects of ARCT III and ARCP and certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets with their external manager;
(v)	compared certain financial information of ARCT III and certain financial and stock market information of ARCP with similar information of other companies we deemed relevant;
(vi)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;
(vii)	reviewed a draft dated December 13, 2012 of the Agreement (the “Draft Agreement”) and certain related documents; and

The Board of Directors
American Realty Capital Properties, Inc.

(viii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. As you are aware, ARCP and ARCT III are each managed by the same affiliated external manager and we have relied upon assurances of such manager that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the ARCT III Forecasts and the ARCP Forecasts, we have been advised by the external manager, and we have assumed, with the consent of ARCP, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such external manager as to the future financial performance of ARCT III and ARCP. We also have relied, at the direction of ARCP, upon the assessments of the external manager as to certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets and we have assumed that there will be no developments with respect to any such matters that would have an adverse effect on ARCT III, ARCP or the Transaction (including the contemplated benefits thereof).

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ARCT III, ARCP or any other entity, nor have we made any physical inspection of the properties or assets of ARCT III, ARCP or any other entity. We also have not made an analysis of, nor do we express any opinion or view as to, the adequacy or sufficiency of allowances for credit losses with respect to leases, loans or any other matters and we have been advised by the external manager and therefore have assumed that any such allowances for losses are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses. We have not evaluated the solvency or fair value of ARCT III, ARCP or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of ARCP, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on ARCT III, ARCP or the Transaction (including the contemplated benefits thereof). We also have assumed, at the direction of ARCP, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us. We further have assumed, at the direction of ARCP, that the Merger will qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Partnership Merger will qualify as an asset-over form of merger under Treasury Regulations Section 1.708-1(c)(3)(i). We have been advised by ARCT III and ARCP that each of ARCT III and ARCP has operated in conformity with the requirements for qualification as a real estate investment trust for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2011 and have assumed, at the direction of ARCP, that the Transaction will not adversely affect such status or operations of ARCT III or ARCP. In addition, we have assumed, at the direction of ARCP, that the surviving entity in the Merger will constitute a disregarded entity for U.S. federal income tax purposes.

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the form or structure of the Consideration or any election, limitations or proration procedures relating thereto, or any terms, aspects or implications of the Partnership Merger, any fee payable to the external manager or other amounts payable in connection with the Transaction or any other arrangements, agreements or understandings entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, to ARCP of the Consideration to be paid in the Merger and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount,

The Board of Directors
American Realty Capital Properties, Inc.

nature or any other aspect of any compensation to any officers, directors, managers or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to ARCP or in which ARCP might engage or as to the underlying business decision of ARCP to proceed with or effect the Transaction. We also are not expressing any view or opinion with respect to, and have relied, with the consent of ARCP, upon the assessments of ARCP’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to ARCT III, ARCP and the Transaction (including the contemplated benefits thereof) as to which we understand that ARCP obtained such advice as it deemed necessary from qualified professionals. We further are not expressing any opinion as to what the value of ARCP Common Stock actually will be when issued or the prices at which ARCP Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to ARCP in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of our opinion and the principal portion of which is contingent upon consummation of the Merger. We and certain of our affiliates also are acting as sole bookrunner, lead arranger and administrative agent for, and as a lender under, certain senior secured term credit facilities to be undertaken for purposes of financing the Transaction, for which services we and our affiliates will receive significant compensation. In addition, ARCP has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of ARCP, ARCT III and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to ARCP and its affiliates and have received or in the future may receive compensation for the rendering of these services, including acting as syndication agent for, and as a lender under, an existing senior secured term credit facility, and as sole bookrunner, lead arranger and administrative agent for, and as a lender under, a proposed senior secured interim bridge credit facility, of ARCP OP.

It is understood that this letter is for the benefit and use of the Board of Directors of ARCP (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on ARCP, ARCT III or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

The Board of Directors
American Realty Capital Properties, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid by ARCP in the Merger is fair, from a financial point of view, to ARCP.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH
      INCORPORATED

ANNEX E

December 14, 2012

The Board of Directors
American Realty Capital Trust III, Inc.
405 Park Avenue, 12th Floor
New York, NY 10022

Dear Members of the Board:

We understand that American Realty Capital Trust III, Inc., a Maryland corporation (“ARCT III”), is considering a transaction whereby American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), will effect a merger involving ARCT III. Pursuant to the terms of an Agreement and Plan of Merger, dated as of December 14, 2012 (the “Agreement”), among Parent, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of Parent (the “Parent Operating Partnership”), Tiger Acquisition LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), ARCT III and American Realty Capital Operating Partnership III, L.P., a Delaware limited partnership and the operating partnership of ARCT III (the “ARCT III Operating Partnership”), (i) the parties thereto will undertake a series of transactions whereby ARCT III will be merged with and into Merger Sub (the “Merger”), and (ii) the ARCT III Operating Partnership will be merged with and into the Parent Operating Partnership (the “Partnership Merger,” and together with the Merger, the “Transaction”). Pursuant to the terms of the Agreement, each share of issued and outstanding common stock, par value of $0.01 per share, of ARCT III (“ARCT III Common Stock”), will be converted into the right to receive either: (x) $12.00 (the “Per Share Cash Amount”) or (y) 0.95 of a share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (the “Per Share Stock Amount” and, together with the Per Share Cash Amount, the “Consideration”), depending upon the election of the holder of such share of ARCT III Common Stock, and subject to the proration mechanism described in the Agreement (as to which we express no opinion), such that, the maximum number of shares of ARCT III Common Stock convertible into cash consideration will equal 30% of the number of shares of ARCT III Common Stock issued and outstanding immediately prior to consummation of the Merger.

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ARCT III Common Stock (other than Parent and any of its affiliates) of the Consideration to be received by such holders in the Merger.

UBS Securities LLC (“UBS”) has acted as financial advisor to ARCT III in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. UBS also may be participating in a financing for ARCT III and, in such event, would receive compensation in connection therewith. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of ARCT III and Parent, and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available with respect to ARCT III or ARCT III's underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any related transaction, including which, if any, election a shareholder should make with respect to the Consideration. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement

The Board of Directors American Realty Capital Trust III, Inc. Page 2

or any related documents or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the value of Parent Common Stock will be when issued pursuant to the Transaction or the prices at which Parent Common Stock or ARCT III Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the parties to the Agreement will comply with all material terms of the Agreement, and (ii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on ARCT III, Parent or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to ARCT III and Parent; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of ARCT III that were not publicly available, including financial forecasts and estimates for ARCT III prepared by American Realty Capital Advisors III, LLC, an indirect wholly owned subsidiary of AR Capital, LLC, and the external manager of ARCT III (“Capital Advisors”), that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Parent that were not publicly available, including financial forecasts and estimates for Parent prepared by ARC Properties Advisors, LLC, a direct wholly owned subsidiary of AR Capital, LLC, and the external manager of Parent (“Properties Advisors”), on a stand-alone basis as well as pro forma for the Transaction and taking into account certain cost savings anticipated to result from the Transaction, that you have directed us to utilize for purposes of our analysis; (iv) conducted discussions with representatives of Capital Advisors and Properties Advisors concerning the businesses and financial prospects of ARCT III and Parent; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Merger with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of Parent Common Stock; (viii) considered certain pro forma effects of the Transaction on ARCT III’s and Parent’s financial statements; (ix) reviewed the Agreement; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted selected third parties to solicit indications of interest in a possible transaction with ARCT III and held discussions with these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ARCT III or Parent, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Capital Advisors and Properties Advisors as to (i) the future financial performance of the respective companies they manage and (ii) such pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

The Board of Directors American Realty Capital Trust III, Inc. Page 3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of ARCT III Common Stock (other than Parent and its affiliates) in the Merger is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

UBS SECURITIES LLC

UBS SECURITIES

APPENDIX I:

American Realty Capital Properties, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm	Appendix I-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	Appendix I-3
Consolidated Statements of Operations for the Year Ended December 31, 2011 and the Period from December 2, 2010 (date of inception) to December 31, 2010	Appendix I-4
Consolidated Statement of Changes in Equity for the Year Ended December 31, 2011 and the Period from December 2, 2010 (date of inception) to December 31, 2010	Appendix I-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2011 and the Period from December 2, 2010 (date of inception) to December 31, 2010	Appendix I-6
Notes to Consolidated Financial Statements	Appendix I-7
Schedule III – Real Estate and Accumulated Depreciation at December 31, 2011	Appendix I-26
Consolidated Balance Sheets as of September 30, 2012 (Unaudited) and December 31, 2011	Appendix I-29
Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended September 30, 2012 and 2011 (Unaudited)	Appendix I-30
Consolidated Statement of Changes in Equity for the Nine Months Ended September 30, 2012 (Unaudited)	Appendix I-31
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2011 (Unaudited)	Appendix I-32
Notes to Consolidated Financial Statements (Unaudited)	Appendix I-33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix I-50

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
American Realty Capital Properties, Inc.

We have audited the accompanying consolidated balance sheets of American Realty Capital Properties, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for the year ended December 31, 2011 and the period from December 2, 2010 (date of inception) to December 31, 2010. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Properties, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and the period from December 2, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

March 19, 2012

Appendix I-2

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	December 31,
	2011	2010
ASSETS
Real estate investments, at cost:
Land	$18,489	$—
Buildings, fixtures and improvements	107,340	—
Acquired intangible lease assets	11,044	—
Total real estate investments, at cost	136,873	—
Less: accumulated depreciation and amortization	(14,841)	—
Total real estate investments, net	122,032	—
Cash and cash equivalents	3,148	—
Prepaid expenses and other assets	1,798	—
Deferred costs, net	2,785	279
Assets held for sale, net	1,818	—
Total assets	$131,581	$279
LIABILITIES AND EQUITY
Mortgage notes payable	$30,260	$—
Senior secured revolving credit facility	42,407	—
Accounts payable and accrued expenses	858	279
Deferred rent	724	—
Total liabilities	74,249	279
Common stock, $0.01 par value, 240,000,000 and 10,000 shares authorized, 7,323,434 and 1,000 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	73	—
Additional paid-in capital	57,582	—
Accumulated deficit	(4,025)	—
Total stockholders’ equity	53,630	—
Non-controlling interest	3,702	—
Total equity	57,332	—
Total liabilities and equity	$131,581	$279

The accompanying notes are an integral part of these statements.

Appendix I-3

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per share data)

	Year Ended December 31, 2011	Period from December 2, 2010 (Date of Inception) to December 31, 2010
Revenues:
Rental income	$3,022	$—
Operating expense reimbursements	153	—
Total revenues	3,175	—
Operating expenses:
Acquisition and transaction related	1,875	—
Property operating	153	—
General and administrative	440	—
Depreciation and amortization	1,612	—
Total operating expenses	4,080	—
Operating loss	(905)	—
Other income (expenses):
Interest expense	(924)	—
Other income	1	—
Total other expenses	(923)	—
Loss from continuing operations	(1,828)	—
Net loss from continuing operations attributable to non-controlling interest	69	—
Net loss from continuing operations attributable to stockholders	(1,759)	—
Discontinued operations:
Loss from operations of held for sale properties	(37)	—
Loss on held for sale properties	(815)	—
Loss from discontinued operations	(852)	—
Loss from discontinued operations attributable to non-controlling interest	36	—
Loss from discontinued operations attributable to stockholders	(816)	—
Net loss	(2,680)
Net loss attributable to non-controlling interest	105
Net loss attributable to stockholders	$(2,575)	$—
Basic and diluted net loss per share from continuing operations attributable to stockholders	$(0.86)	$—
Basic and diluted net loss per share attributable to stockholders	$(1.26)	$—

The accompanying notes are an integral part of these statements.

Appendix I-4

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands, except for share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stock-holders' Equity	Non-Controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, December 2, 2010	—	$—	$—	$—	$—	$—	$—
Issuances of common stock	1,000	—	—	—	—	—	—
Balance, December 31, 2010	1,000	—	—	—	—	—	—
Issuance of common stock, net of recissions	7,146,034	71	83,860	—	83,931	—	83,931
Offering costs, commissions and dealer manager fees	—	—	(5,812)	—	(5,812)	—	(5,812)
Share based compensation	176,400	2	180	—	182	—	182
Distributions declared	—	—	—	(1,450)	(1,450)	—	(1,450)
Contribution transaction	—	—	(16,771)	—	(16,771)	—	(16,771)
Contributions from non-controlling interest holder	—	—	(3,875)	—	(3,875)	3,875	—
Distributions to non-controlling interest holder	—	—	—	—	—	(68)	(68)
Net loss	—	—	—	(2,575)	(2,575)	(105)	(2,680)
Balance, December 31, 2011	7,323,434	$73	$57,582	$(4,025)	$53,630	$3,702	$57,332

The accompanying notes are an integral part of this statement.

Appendix I-5

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2011	Period from December 2, 2010 (Date of Inception) to December 31, 2010
Cash flows from operating activities:
Net loss	$(2,680)	$—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,465	—
Amortization of intangible lease assets	159	—
Amortization of deferred costs	195	—
Loss on held for sale properties	815	—
Share based compensation	182	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(314)	—
Accounts payable and accrued expenses	374	—
Deferred rent	724	—
Net cash provided by operating activities	920	—
Cash flows from investing activities:
Investments in real estate	(17,528)	—
Net cash used in investing activities	(17,528)	—
Cash flows from financing activities:
Proceeds from mortgage notes payable	16,410	—
Proceeds from senior secured revolving credit facility	2,066	—
Payments on senior secured revolving credit facility	(11,159)	—
Proceeds from issuances of common stock	21,766	—
Payments of offering costs and fees related to stock issuances	(5,346)	—
Payments of deferred financing costs	(2,464)	—
Distributions to non-controlling interest holder	(68)	—
Distributions paid	(1,449)	—
Net cash provided by financing activities	19,756	—
Net change in cash and cash equivalents	3,148	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$3,148	$—
Supplemental Disclosures:
Cash paid for interest	$590	$—
Non-Cash Investing and Financing Activities:
Initial proceeds from senior secured revolving credit facility used to pay down mortgages assumed in Formation Transactions	51,500	—
Mortgage note payable contributed in Formation Transactions	13,850	—
Reclassification of deferred offering costs	—	279

The accompanying notes are an integral part of these statements.

Appendix I-6

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 1 — Organization

American Realty Capital Properties, Inc. (the “Company”), incorporated on December 2, 2010, is a Maryland corporation that elected to be qualified as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for the taxable year ended December 31, 2011. On July 7, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis, through its co-dealer managers, Realty Capital Securities, LLC (“RCS” or the “affiliated Dealer Manager”) and Ladenburg Thalmann & Co. Inc. (together, the “Dealer Managers”), pursuant to a registration statement on Form S-11 (File No. 333-172205) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The IPO closed on September 6, 2011. The Company sold a total of 5.6 million shares of common stock for net proceeds of $66.0 million. The shares began trading on the NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011.

On September 22, 2011, the Company filed a registration statement on Form S-11 (File No. 333-176952) to register an additional 1.3 million shares of common stock, which was subsequently increased to 1.5 million (plus up to an additional 0.2 million shares of common stock that the Company could issue and sell upon the exercise of the underwriters’ over-allotment option) in connection with an underwritten follow-on offering (the “Follow-On Offering”). On November 2, 2011, the Company sold 1.5 million shares for net proceeds of $14.4 million. In addition, the Company granted the underwriters a 30 day option to purchase an additional 0.2 million shares of common stock at the original offering price, less underwriting discounts and commissions. On November 2, 2011, the underwriters exercised their option to purchase an additional 0.1 million shares, which closed on November 7, 2011 for net proceeds of $0.7 million.

The Company was formed to primarily own and acquire single-tenant, freestanding commercial real estate that is net leased on a medium-term basis, primarily to investment grade credit rated and other creditworthy tenants. The Company considers properties that are net leased on a “medium-term basis,” to mean properties originally leased long-term (ten years or longer) that currently have net leases with remaining lease terms of generally three to eight years, on average.

Substantially all of the Company's business is conducted through ARC Properties Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holder of 95.9% of the interest in the OP. ARC Real Estate Partners, LLC (the “Contributor”) is the sole limited partner and owner of 4.1% of the interest in the OP. After holding units of limited partner interests (“OP Units”) for a period of one year, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company's common stock or, at the option of the OP, a corresponding number of shares of the Company's common stock, as allowed by the limited partnership agreement. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has retained ARC Properties Advisors, LLC (the “Manager”), a wholly owned subsidiary of AR Capital, LLC (formerly American Realty Capital II, LLC) (the “Sponsor”), to manage its affairs on a day to day basis. These affiliated parties, as well as RCS, have received compensation for services provided to the Company, and will continue to receive compensation for providing on-going investment oversight and management of the Company.

Formation Transactions

At the completion of the IPO, the Contributor, an affiliate of the Sponsor, contributed to the OP its indirect ownership interests in certain assets of ARC Income Properties, LLC and ARC Income Properties III, LLC (the “Contributed Companies”). Assets contributed included (1) 59 properties that are presently leased to RBS Citizens Bank, N.A. and Citizens Bank of Pennsylvania, or collectively, Citizens Bank, one property presently leased to Community Bank, N.A, or Community Bank, and one property leased to Home Depot U.S.A., Inc., or Home Depot, and (2) two vacant properties. Additionally, the OP assumed certain liabilities of

Appendix I-7

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 1 — Organization  – (continued)

the Contributed Companies, including $30.6 million of unsecured notes payable and $96.2 million of mortgage notes secured by the contributed properties.

Because the contribution was from an affiliate of the Sponsor and deemed to be a transaction between entities under common control, the assets and liabilities were recorded by the Company at the Contributor's carrying amount, or book value, at the time of the contribution. The assets and liabilities of the Contributed Companies are summarized as follows (amounts in thousands):

Assets and liabilities of Contributed Companies, at carryover basis:
Real estate investments, net of accumulated depreciation and amortization of $13,453	$108,759
Other assets	2,402
Notes payable(1)	(30,626)
Mortgage notes payable(2)	(96,472)
Other liabilities	(834)
Net assets (liabilities) of Contributed Companies	$(16,771)

(1)	Notes payable were repaid from the proceeds of the IPO concurrently with closing.
(2)	$82.6 million of mortgage notes payable were refinanced with a new $51.5 million revolving credit facility and the remaining balance was repaid from the proceeds of the IPO concurrently with closing of the IPO.

In exchange for the net assets of the Contributed Companies, the Contributor received 310,000 OP Units, which represents a non-controlling interest in the OP. After holding the OP Units for a period of one year, the Contributor has the right to convert OP Units for the cash value of a corresponding number of shares of common stock or, at the option of the OP, a corresponding number of shares of common stock, as allowed by the limited partnership agreement of the OP. As of December 31, 2011, the Contributor's 310,000 OP Units represented a 4.1% interest in the OP, based on 310,000 OP Units convertible to common stock as a percentage of the 7.6 million of total common shares outstanding on a fully diluted basis. For the year ended December 31, 2011, losses of approximately $0.1 million were allocated to the Contributor's non-controlling interest.

Concurrently with the completion of the IPO and contribution of the net assets of the Contributed Companies, the Company closed on a $150.0 million senior secured revolving credit facility. See Note 4 — Senior Secured Revolving Credit Facility. The Company refinanced mortgage notes payable of $82.6 million and repaid the unsecured notes payable of $30.6 million, along with interest and penalties of $0.4 million, owed by the Contributed Companies directly from net proceeds from the IPO and $51.5 million drawn from the senior secured revolving credit facility.

In addition, the Company has issued restricted stock to the Manager and non-executive directors in conjunction with share-based compensation plans. See Note 11 — Share-Based Compensation.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Appendix I-8

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, to record investments in real estate, and derivative financial instruments and hedging activities, as applicable.

Formation Transactions

Upon the effectiveness of the IPO, the Company acquired certain properties from affiliated entities of the Company. The contribution of the properties from affiliates in the initial formation of the Company was accounted for as a reorganization of entities under common control and therefore all assets and liabilities related to the contributed properties were accounted for on the carryover basis of accounting whereby the real estate investments were contributed at amortized cost and all assets and liabilities of the predecessor entities became assets and liabilities of the Company.

Real Estate Investments

The Company records acquired real estate at cost and makes assessments as to the useful lives of depreciable assets. The Company considers the period of future benefit of the asset to determine the appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 40 years for buildings, five to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets.

Impairment of Long Lived Assets

Operations related to properties that have been sold or properties that are intended to be sold are presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are designated as “held for sale” on the balance sheet.

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the assets. These assessments have a direct impact on net income because recording an unrealized impairment results in an immediate negative adjustment to net income. At December 31, 2011, the Company had two vacant properties classified as properties held for sale. See Note 13 — Discontinued Operations and Properties Held for Sale. Impairment of $0.8 million was recorded on these properties for the year ended December 31, 2011, to mark the assets to their aggregate fair value of $1.8 million.

Appendix I-9

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

Allocation of Purchase Price of Acquired Assets

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third-parties or on the Company's analysis of comparable properties in its portfolio. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, five to ten years for building equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the Company in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangibles assets related to customer relationship is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the company in determining these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 2 to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization

Appendix I-10

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, The Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying consolidated balance sheets are substantially complete; however, there are certain items that the Company will finalize once the Company receives additional information. Accordingly, these allocations are subject to revision when final information is available, although the Company does not expect future revisions to have a significant impact on the Company's financial position or results of operations.

Intangible assets consist of the following as of December 31, 2011. The Company had no intangible assets at December 31, 2010 (amounts in thousands):

Intangible lease assets:
In-place leases, gross	$11,044
Accumulated amortization on in-place leases	(3,197)
In-place leases, net of accumulated amortization	$7,847

The following table provides the weighted-average amortization period as of December 31, 2011 for intangible assets and the projected amortization expense for the next five years (amounts in thousands):

	Weighted-Average Amortization Period in Years	2012	2013	2014	2015	2016
In-place leases:
Total to be included in depreciation and amortization expense	10.6	$937	$943	$917	$860	$725

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less.

The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit. At December 31, 2011 the company had deposits of $3.1 million of which $2.7 million were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result.

Deferred Costs, Net

Deferred costs, net consists of deferred financing costs net of accumulated amortization, deferred leasing costs net of accumulated amortization and deferred offering costs.

Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined the financing will not close. At December 31, 2011, the

Appendix I-11

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

Company had $2.5 million of deferred financing costs net of accumulated amortization. The Company had no deferred financing costs at December 31, 2010.

Deferred leasing costs, consisting primarily of lease commissions and payments made to assume existing leases, are deferred and amortized over the term of the lease. At December 31, 2011, the Company had $0.3 million of deferred leasing costs. The Company had no deferred leasing costs at December 31, 2010.

Deferred offering costs represent professional fees, fees paid to various regulatory agencies, and other costs incurred in connection with registering to sell shares of the Company's common stock. As of December 31, 2010, deferred offering costs relating to the IPO totaled $0.3 million. On September 6, 2011, the day the Company closed its IPO, the deferred offering costs relating to the IPO were reclassified to stockholders’ equity. As of December 31, 2011, the Company had no deferred offering costs.

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statement of operations. If the derivative is designated and qualifies for hedge accounting treatment the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Revenue Recognition

Upon the acquisition of real estate, certain properties will have leases where minimum rent payments increase during the term of the lease. The Company will record rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred, as applicable.

The Company's revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the

Appendix I-12

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

lease. Since many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Company defers the revenue related to lease payments received from tenants in advance of their due dates.

The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the consolidated statements of operations.

Organization, Offering, and Related Costs

Organization, offering and related costs include costs incurred in connection with the Company's issuance of common stock. These costs include, but are not limited to, (i) legal, accounting, printing, mailing and filing fees; (ii) escrow related fees, and (iii) reimbursement to the Dealer Manager for amount they paid to reimburse the bonified due diligence expenses of broker-dealers.

Share-Based Compensation

The Company has a stock-based incentive award plan for its affiliated Manager, non-executive directors, officers, other employees and independent contractors who are providing services to the company as applicable, and a non-executive director restricted share plan, which are accounted for under the guidance for share based payments. The expense for such awards is included in general and administrative expenses is recognized over the vesting period or when the requirements for exercise of the award have been met. See Note 11 — Share-Based Compensation for additional information on these plans.

Income Taxes

The Company elected to be qualified to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2011. If the Company qualifies for taxation as a REIT as anticipated, it generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, and so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Per Share Data

Income (loss) per basic share of common stock is calculated by dividing net income (loss) less dividends on unvested restricted stock by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted income (loss) per share of common stock considers the effect of potentially dilutive shares of common stock outstanding during the period.

Reportable Segments

The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company's investments in real estate generate rental revenue and other income through the leasing of properties, which comprised 100% of its total consolidated revenues. Although the Company's investments in real estate will be geographically diversified throughout the United States, management evaluates operating performance on an individual property level. The Company's properties have been aggregated into one reportable segment.

Appendix I-13

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as the Company’s own data. This guidance is largely consistent with current fair value measurement principles with few exceptions that do not result in a change in general practice. The guidance will be applied prospectively and will be effective for interim and annual reporting periods ending after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations as the guidance relates only to disclosure requirements.

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement – referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance does not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The guidance will be applied prospectively and will be effective for interim and annual reporting periods ending after December 15, 2011. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments out of accumulated other comprehensive income, by component in both the statement and the statement where the reclassification is presented. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations but will change the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

In September 2011, the FASB issued guidance which modifies the requirements for testing for goodwill impairment, and gives entities the option to perform a qualitative assessment of goodwill before calculating the fair value of a reporting unit. If the entities determine based on the qualitative assessment that the fair value of a reporting unit is more likely than not less than the carrying value then further impairment tests would be required. Otherwise, further testing would not be needed. The guidance is effective for annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

In December 2011, the FASB issued guidance which contains new disclosure requirements regarding the nature of and entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards and will give the financial statement users information about both gross and net exposures. The guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Appendix I-14

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 3 — Real Estate Investments

The following table presents the allocation of real estate investment assets acquired by or contributed to the Company during the year ended December 31, 2011. There were no property acquisitions during the period from December 2, 2010 (date of inception) to December 31, 2010 (amounts in thousands):

Real estate investments, at cost:
Land	$18,489
Buildings, fixtures and improvements	107,340
Total tangible assets	125,829
Acquired intangibles:
In-place leases	11,044
Purchase price of acquired real estate investments(1)	$136,873
Number of properties acquired	88

(1)	Purchase price includes the properties that were contributed in September 2011 in conjunction with the completion of the IPO by the Contributor, an affiliate of the Sponsor, at amortized cost, as well as $17.5 million of properties acquired by the Company since the IPO.

The Company owns and operates commercial properties. As of December 31, 2011, the Company owned 90 properties, 2 of which are vacant and classified as held for sale at December 31, 2011. 63 of the properties were contributed in September 2011 in conjunction with the completion of the IPO by the Contributor, an affiliate of the Sponsor, at amortized cost.

The Company’s portfolio of real estate investment properties, which were all 100% leased, is comprised of the following 88 properties as of December 31, 2011 (dollar amounts in thousands):

Portfolio	Contribution or Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Capitalization Rate(3)	Annualized Rental Income(4)	Annualized Rental Income per Square Foot
Home Depot	Sep. 2011	1	465,600	17.9	$23,398	9.7%	$2,258	$4.85
Citizens Bank	Sep. 2011	59	291,920	6.2	95,241	7.1%	6,729	23.05
Community Bank	Sep. 2011	1	4,410	4.6	705	5.1%	36	8.16
Dollar General	Nov. 2011	20	177,668	7.6	9,981	9.7%	965	5.43
Advance Auto	Nov. & Dec. 2011	6	42,000	7.8	5,122	8.9%	457	10.88
Walgreens	Dec. 2011	1	14,414	9.8	2,425	10.1%	245	17.00
Total Portfolio(5)		88	996,012	8.9	$136,872	7.8%	$10,690	$10.73

(1)	Remaining lease term as of December 31, 2011, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis. Total remaining lease term is an average of the remaining lease term of the total portfolio.
(2)	Original purchase price of properties contributed excluding acquisition and transaction-related costs. Acquisition and transaction-related costs include legal costs and closing costs on property.
(3)	Annualized rental income on a straight-line basis divided by base purchase price.
(4)	Annualized rental income on a straight-line basis for the leases in place as of December 31, 2011, which includes the effect of tenant concessions such as free rent, as applicable.
(5)	Total portfolio excludes 2 vacant properties contributed in September 2011 which were classified as held for sale at December 31, 2011. The aggregate square footage and base purchase price of these vacant properties was 6,800 and $2.9 million, respectively.

Appendix I-15

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 3 — Real Estate Investments  – (continued)

Future Lease Payments

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

Future Minimum Base Rent Payments
2012	$10,200
2013	10,400
2014	10,586
2015	10,717
2016	10,663
Thereafter	45,723
$98,289

Tenant Concentration

The following table lists the tenants whose annualized rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2011:

Tenant
Citizens Bank	62.9%
Home Depot	21.1%

The termination, delinquency or non-renewal of one or more leases by any of the above tenants may have a material effect on revenues. No other tenant represents more than 10% of the rental income for the period presented.

Geographic Concentration

The following table lists the states where the Company has concentrations of properties where annual rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2011:

State
Michigan	23.4%
South Carolina	23.4%
Ohio	16.8%

Note 4 — Senior Secured Revolving Credit Facility

On September 7, 2011, the Company closed on a $150.0 million senior secured revolving credit facility. The OP is the borrower, and the Company and the OP’s subsidiaries are the guarantors under this facility. The proceeds of loans made under the credit agreement may be used to finance the acquisition of net leased, investment or non-investment grade occupied properties and for other permitted corporate purposes. Up to $10.0 million of the facility is available for letter of credits. The initial term of the credit agreement is 36 months.

Any loan made under the credit facility shall bear floating interest at per annum rates equal to the one month London Interbank Offered Rate (“LIBOR”) plus 2.15% to 2.90% depending on the Company's loan to value ratio as specified in the agreement. In the event of a default, the lender has the right to terminate its

Appendix I-16

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 4 — Senior Secured Revolving Credit Facility  – (continued)

obligations under the credit agreement, including the funding of future loans, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The line of credit requires a fee of 0.15% on the unused balance if amounts outstanding under the facility are 50% or more of the total facility amount and 0.25% on the unused balance if amounts outstanding under the facility are 50% or less of the total facility amount.

As of December 31, 2011, there was $42.4 million outstanding on this facility which bore an interest rate of 3.17%. As of December 31, 2011, this facility was collateralized by 59 properties. Availability of additional borrowings under this facility are based upon the availability of sufficient collateral, among other factors. At December 31, 2011, based on the collateral available, there was $53.0 million of maximum borrowing capacity under this facility, with $10.6 million available and unused.

The Company’s sources of recourse financing generally require financial covenants, including restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of December 31, 2011, the Company was in compliance with the debt covenants under the senior secured revolving credit facility agreement.

Note 5 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following as of December 31, 2011. The Company had no mortgage notes payable at December 31, 2010 (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
December 31, 2011	28	$30,260	4.67%	4.32

(1)	Mortgage notes payable have fixed rates. Effective interest rates range from 3.80% to 5.32% at December 31, 2011.
(2)	Weighted average remaining years until maturity as of December 31, 2011.

The following table summarizes the scheduled aggregate principal repayments subsequent to December 31, 2011 (amounts in thousands):

Year	Total
2012	$—
2013	88
2014	190
2015	13,752
2016	11,760
Thereafter	4,470
Total	$30,260

The Company’s sources of recourse financing generally require financial covenants, including restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of December 31, 2011, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Appendix I-17

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 6 — Fair Value of Financial Instruments

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated balance sheets due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated balance sheets are reported below. There were no financial instruments which require fair value disclosure as of December 31, 2010 (amounts in thousands):

	Carrying Amount at December 31, 2011	Fair Value at December 31, 2011
Mortgage note payable	$30,260	$30,626
Senior secured revolving credit facility	$42,407	$42,407

The fair value of mortgage notes payable is estimated using a discounted cash flow analysis, based on the Manager's experience with similar types of borrowing arrangements. The interest rate of the senior secured revolving credit facility is determined by a variable market rate and the Company's leverage ratio, and has terms commensurate with the market; as such the outstanding balance on the facility approximates fair value.

Note 7 — Common Stock

On September 7, 2011, the Company’s IPO became effective. As of December 31, 2011, the Company had a total of 7.3 million shares of common stock outstanding, including unvested restricted shares, with total net proceeds from common stock issuances of $78.1 million, which includes the effect of recissions. At December 31, 2010, the Company had stock from its initial capitalization of 1,000 shares for proceeds of $10.00.

On September 7, 2011, the Company’s Board of Directors authorized and the Company declared an annual dividend rate of $0.875 per share or an annual dividend rate of 7.0% based on the initial common stock price of $12.50, payable in cash monthly, beginning in October 2011, on the fifteenth day of each month to stockholders of record at the close of business on the eighth day of such month.

On February 27 2012, the Company’s Board of Directors authorized and the Company declared an annual dividend rate of $0.880 per share. Accordingly, on March 15, 2012, the Company paid a distribution of $0.0733 per share to stockholders of record at the close of business on March 8, 2012.

Note 8 — Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company does not own any properties, has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 9 — Related Party Transactions and Arrangements

Common Stock Ownership

Certain affiliates of the Company have purchased shares of the Company's common stock. As of December 31, 2011, 31.3% of the shares of common stock outstanding on a fully diluted basis, including the Contributor's 310,000 OP Units that are convertible to common stock and the 167,400 restricted

Appendix I-18

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 9 — Related Party Transactions and Arrangements  – (continued)

shares granted to the Manager, were purchased by or granted to affiliates of the Company. See Note 1 — Organization for more information on stock issued in the Formation Transactions.

The Company has issued restricted stock to the Manager and non-executive directors in conjunction with share-based compensation plans. See Note 11 — Share-Based Compensation.

Fees Paid in Connection with the Offering

The Company’s affiliated Dealer Manager received selling commissions of 6% of the gross offering proceeds from the sale of the Company’s common stock before reallowance of commissions earned by participating broker-dealers. The affiliated Dealer Manager re-allowed 100% of commissions earned to participating broker-dealers. In addition, the affiliated Dealer Manager received dealer manager fees of 2% of the gross offering proceeds before reallowance to participating broker-dealers. The affiliated Dealer Manager was permitted to re-allow all or a portion of its dealer manager fee to participating broker-dealers. Total commissions paid to the affiliated Dealer Manager for the year ended December 31, 2011 were $4.0 million.

There were no fees paid to the Dealer Manager during the period from December 2, 2010 (date of inception) to December 31, 2010.

Fees Paid in Connection With the Operations of the Company

The Company will pay the Sponsor an acquisition fee equal to 1.0% of the contract purchase price (including assumed indebtedness) of each property the Company acquires which is originated by the Sponsor. The acquisition fee is payable in cash at the closing of each acquisition.

The Company will pay the Sponsor a financing fee equal to 0.75% of the amount available under any secured mortgage financing or refinancing that the Company obtains and uses for the acquisition of properties that is arranged by the Sponsor. The financing fee is payable in cash at the closing of each financing.

The Company will pay the Manager an annual base management fee equal to 0.50% of the average unadjusted book value of the Company's real estate assets, calculated and payable monthly in advance, provided that the full amount of the distributions declared by us in respect of our OP units for the six immediately preceding months is equal to or greater than certain net income thresholds related to our operations. Our Manager will waive such portion of its management fee in excess of such thresholds. The management fee is payable in cash.

The Company may be required to pay the Manager a quarterly incentive fee, calculated based on the Company's annualized earnings, weighted average number of shares and weighted average price per share of common stock. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No such incentive fees have been paid to the Manager since inception.

The Company is required to reimburse the Sponsor for all out-of-pocket costs actually incurred by the Sponsor, including without limitation, legal fees and expenses, due diligence fees and expenses, other third party fees and expenses, costs of appraisals, travel expenses, nonrefundable option payments and deposits on properties not acquired, accounting fees and expenses, title insurance premiums and other closing costs, personnel costs and miscellaneous expenses relating to the selection, acquisition and due diligence of properties. The Company's reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis following the end of each month. However, the Company will not reimburse the Sponsor for the salaries and other compensation of its personnel. Furthermore, under an administrative support agreement between the Company and the Sponsor, the Sponsor will pay or reimburse the Company for its general administrative expenses, including, without limitation, legal fees, audit fees, board of directors fees, insurance, marketing and investor relation fees, until September 6, 2012, which is one year after the closing of the Company's IPO, to the extent the amount of certain net earnings from operations

Appendix I-19

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 9 — Related Party Transactions and Arrangements  – (continued)

thresholds, as specified in the agreement, is less than the amount of the distributions declared by the Company in respect of our OP units during such one year period. To the extent these amounts are paid by the Sponsor, they would not be subject to reimbursement by the Company.

The following table details amounts paid and reimbursed to affiliates as well as amounts contractually due to the Sponsor and the Manager which were forgiven in connection with the operations related services described above (amounts in thousands):

	Paid	Forgiven
One-time fees:
Acquisition fees and related cost reimbursements	$400	$—
Financing coordination fees and related cost reimbursements	131	—
Other expense reimbursements	135	—
On-going fees:
Base asset management fees(1)	—	202
Incentive asset management fees	—	—
Total related party operation fees and reimbursements	$666	$202

(1)	These cash fees have been waived. The Company’s Board of Directors may elect, subject to the Manager’s approval to pay future asset management fees in the form of performance-based restricted shares.

There were no fees or reimbursements paid to the Manager during the period from December 2, 2010 (date of inception) to December 31, 2010.

Note 10 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue in follow-on offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Manager, the Sponsor and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 — Share-Based Compensation

Equity Plan

The Company has adopted the American Realty Capital Properties, Inc. Equity Plan (the “Equity Plan”), which provides for the grant of stock options, restricted shares of common stock, restricted stock units, dividend equivalent rights and other equity-based awards to the Manager, non-executive directors, officers and other employees and independent contractors, including employees or directors of the Manager and its affiliates who are providing services to the Company.

Under the Equity Plan, the Company's compensation committee is authorized to approve grants of equity-based awards to the Manager. Concurrently with the closing of the IPO, the Company granted to the Manager 167,400 restricted shares, which is equal to 3.0% of the number of shares of common stock sold through the IPO. This award of restricted shares will vest ratably on a quarterly basis over a three-year period

Appendix I-20

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 11 — Share-Based Compensation  – (continued)

beginning on October 1, 2011. The Manager is entitled to receive “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders, commencing on the first anniversary of the date of grant. The Manager will defer any distributions payable to it in connection with the restricted stock that it is granted under the Equity Plan until such time as the Company is covering the payment of distributions to the stockholders based on the criteria in the agreement, for the six immediately preceding months. In addition to the restricted stock that was granted to the Manager concurrently with the completion of the IPO, the Company may from time to time grant additional equity incentive awards to the Manager pursuant to the Equity Plan. The Manager may, in the future, allocate a portion of these awards or ownership or profits interests in it to officers or any other personnel of the Manager or other personnel of the Manager or its affiliates in order to provide incentive compensation to them. For the year ended December 31, 2011, compensation expense for restricted shares was $0.2 million.

The Company authorized and reserved a total number of shares equal to 10.0% of the total number of issued and outstanding shares of common stock (on a fully diluted basis assuming the redemption of all OP Units for shares of common stock) at any time under the Equity Plan for equity incentive awards other than the initial grant to the Manager. All such awards of shares will vest ratably on an annual basis over a three-year period beginning on the first anniversary of the date of grant and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

Director Stock Plan

Concurrently with the closing of the IPO, the Company granted 3,000 restricted shares of common stock to each of the Company's three independent directors, each of whom is a non-executive director, pursuant to the Director Stock Plan (the “Director Stock Plan”). Awards of restricted stock will vest ratably over a five-year period following the first anniversary of the date of grant in increments of 20% per annum, subject to the director’s continued service on the Board of Directors, and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as distributions are paid to the stockholders. At December 31, 2011, a total of 99,000 shares of common stock are reserved for issuance under the Director Stock Plan. As of December 31, 2011, there were 9,000 restricted shares issued to independent directors under the Director Stock Plan at a fair value of $12.50 per share. For the year ended December 31, 2011, compensation expense for the vesting of directors' shares was immaterial.

Note 12 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the year ended December 31, 2011. The Company had no income or loss for the period from December 2, 2010 (date of inception) to December 31, 2010 (dollars in thousands, expect for per share data):

Year Ended December 31, 2011
Net loss from continuing operations attributable to stockholders	$(1,759)
Loss from discontinued operations attributable to stockholders	(816)
Net loss attributable to stockholders	$(2,575)
Weighted average common shares outstanding	2,045,320
Basic and diluted net loss per share from continuing operations attributable to stockholders	$(0.86)
Basic and diluted net loss per share attributable to stockholders	$(1.26)

Appendix I-21

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 12 — Net Loss Per Share  – (continued)

As of December 31, 2011, the Company had 310,000 OP Units outstanding, which are convertible to common stock, and 176,400 shares of unvested restricted stock outstanding which were excluded from the calculation of diluted loss per share as the effect would have been antidilutive.

Note 13 — Discontinued Operations and Properties Held for Sale

The Company separately classifies properties held for sale in the accompanying consolidated balance sheets and consolidated statements of operations. In the normal course of business, changes in the market may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. As of December 31, 2011, the Company held two vacant properties which are classified as held for sale on the accompanying balance sheet and are recorded at fair value less costs to sell the properties of $ 1.8 million. Operating loss for the two properties was $37,000, and impairment loss on the value of the two properties was $0.8 million for the year ended December 31, 2011. The Company paid no consideration for these two vacant properties in connection with the Formation Transactions.

Note 14 — Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2011 and the period from December 2, 2010 (date of inception) to December 31, 2010 (in thousands, except share and per share amounts):

	Period from December 2, 2010 (Date of Inception) to December 31, 2010	Quarters Ended
		March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	$—	$—	$—	$576	$2,599
Net loss from continuing operations attributable to stockholders	$—	$(16)	$—	$(626)	$(1,117)
Loss from discontinued operations attributable to stockholders	$—	$—	$—	$(8)	$(808)
Weighted average shares outstanding	1,000	1,000	1,000	1,515,710	6,596,908
Basic and diluted loss per share from continuing operations attributable to stockholders	$—	$(16.00)	$—	$(0.41)	$(0.17)
Basic and diluted loss per share attributable to stockholders	$—	$(16.00)	$—	$(0.42)	$(0.29)

Note 15 — Pro Forma Consolidated Statement of Operations (Unaudited)

The following pro forma Consolidated Statement of Operations for the year ended December 31, 2011 is presented as if the assets and liabilities of ARC Income Properties, LLC and ARC Income Properties III, LLC had been contributed to the Company as of January 1, 2011. This financial statement should be read in conjunction with the Company’s historical financial statements and notes thereto. The pro forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations

Appendix I-22

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 15 — Pro Forma Consolidated Statement of Operations (Unaudited)  – (continued)

would have been had these entities been contributed to the Company as of January 1, 2011, nor does it purport to present the future results of operations of the Company (in thousands, except share and per share amounts):

American Realty Capital Properties, Inc.(1)	ARC Income Properties, LLC(2)	ARC Income Properties III, LLC(3)	Pro Forma Adjustments(4)	Pro Forma(4)
Revenues:
Rental income	$3,175	$4,650	$1,548	$—	$9,373
Total revenues	3,175	4,650	1,548	9,373
Operating expenses:
Management fee	—	—	—	300	(5)	300
Acquisition and transaction related	1,875	18	(1,893	)(6)	—
General and administrative	593	82	50	—	(7)	725
Depreciation and amortization	1,612	217	606	2,435
Total operating expenses	4,080	317	656	3,460
Operating income	(905)	4,333	892	5,913
Interest expense	(924)	(5,826)	(2,115)	6,082	(8)	(2,783)
Other income	1	—	—	1
Total other expense	(923)	(5,826)	(2,115)	(2,782)
Net income (loss)	(1,828)	(1,493)	(1,223)	3,131
Net income attributable to non-controlling interests from continuing operations	69	—	—	(243	)(9)	(174)
Net loss attributable to stockholders from continuing operations	(1,759)	(1,493)	(1,223)	2,957
Discontinued operations:
Loss from operations of held for sale properties	(37)	(90)	—	(127)
Loss on held for sale properties	(815)	—	—	(815)
Loss from discontinued operations	(852)	(90)	—	(942)
Loss from discontinued operations attributable to non-controlling interest	36	—	—	36
Loss from discontinued operations attributable to stockholders	(816)	(90)	—	(906)
Net income attributable to American Realty Capital Properties, Inc.	(2,575)	(1,583)	(1,223)	2,051
Per share data:
Weighted average shares outstanding	7,323,434
Earnings per share basic	$0.40
Weighted average shares fully diluted	7,809,834
Earning per share fully diluted	$0.38	(10)

(1)	Reflects the historical Statement of Operations of American Realty Capital Properties, Inc. for the period indicated.
(2)	Reflects the historical Statement of Operations of ARC Income Properties, LLC for the period indicated.

Appendix I-23

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 15 — Pro Forma Consolidated Statement of Operations (Unaudited)  – (continued)

(3)	Reflects the historical Statement of Operations of ARC Income Properties III, LLC for the period indicated.
(4)	Adjustments and pro forma balances based on the 7.3 million shares of common stock outstanding at December 31, 2011.
(5)	Represents management fee of the maximum of 0.50% of unadjusted book value of assets that may be charged by affiliated Manager. The determination of payment of fees to the Manager will be made on a periodic basis based on available cash flow.
(6)	Represents the $ 1.9 million of one-time transaction costs incurred by the Company related to the transfer of ownership interests in the predecessor companies and transaction costs related to the purchase of property. These costs are mainly comprised of legal costs, settlement costs and professional fees.
(7)	Excludes estimated general and administrative costs primarily for legal fees, audit fees, board of directors fees, insurance, marketing and investor relations fees related to operation as a public company, which are expected to have an ongoing effect on the results of operations of the Company, to be approximately $0.5 million per year, on an ongoing basis.
(8)	Represents reversal of interest expense for long-term notes repaid at the closing of the IPO, reversal of interest expense on $82.6 million of mortgage debt which was refinanced by the Company, reversal of related deferred financing costs, amortization, an addition of estimated interest expense for $51.5 million drawn on the new $150.0 million senior secured revolving credit facility (See Note 4 — Senior Secured Revolving Credit Facility), and amortization of deferred financing costs for the new facility. The detail of these amounts are as follows (amounts in thousands):

Period from December 2, 2010 (Date of Inception) to December 31, 2011
Reversal of interest expense for long-term notes	$1,994
Reversal of interest expense for $82.6 million mortgage note	3,739
Reversal of deferred financing cost amortization on long-term notes and mortgage to be refinanced	1,677
Interest expense for $51.5 million draw on new senior secured credit facility	(1,086)
Deferred financing amortization for new $150.0 million senior secured credit facility	(242)
$6,082
(9)	Represents the necessary adjustment to reflect value of 310,000 OP Units issued to the owner of the predecessor companies.
(10)	Includes the effect of the conversion of 310,000 OP Units to common stock, the exercise of 167,400 unvested restricted shares of common stock issued to the Manager and 9,000 unvested restricted shares of common stock issued to non-executive directors at the closing of the IPO.

Appendix I-24

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 16 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-K, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the following:

Completion of Acquisitions of Assets

The following table presents certain information about the properties that the Company acquired from January 1, 2012 to March 1, 2012 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – December 31, 2011(2)	88	996,012	$136,872
Acquisitions	2	27,129	8,628
Total portfolio – March 1, 2012(2)	90	1,023,141	$145,500

(1)	Contract purchase price, excluding acquisition and transaction related costs.
(2)	Total portfolio excludes 2 vacant properties contributed in September 2011 which were classified as held for sale at December 31, 2011. The aggregate square footage and base purchase price of these vacant properties was 6,800 and $2.9 million, respectively.

The acquisitions made subsequent to December 31, 2011 were made in the normal course of business and none were individually significant to the total portfolio.

Financings

In January 2012, the Company received proceeds of $7.2 million from advances on the senior secured revolving credit facility in order to finance 3 properties. As of March 1, 2012, there was $49.6 million outstanding on this facility.

In March 2012, RBS Citizens approved a request by the Company to add two one-year extensions to the senior secured revolving credit facility. Each extension will be subject to customary requirements, including written notice of intent, no defaults and payment of an extension fee.

Appendix I-25

Real Estate and Accumulated Depreciation
Schedule III
December 31, 2011
(in thousands)

Property	City	State	Encumbrances at December 31, 2011	Initial Costs		Adjustment to Basis	Gross Amount Carried at December 31, 2011	Accumulated Depreciation
				Land	Buildings, Fixtures and Improvements
Advance Auto	Caro	MI	(2)	$117	$665	$—	$782	$3
Advance Auto	Charlotte	MI	(2)	123	697	—	820	3
Advance Auto	Flint	MI	(1)	133	533	—	666	3
Advance Auto	Livonia	MI	(2)	210	629	—	839	3
Advance Auto	Sault Sainte Marie	MI	(2)	75	670	—	745	3
Advance Auto	Ypsilanti	MI	(1)	85	483	—	568	2
Citizens Bank	Higganum	CT	(3)	171	971	—	1,142	136
Citizens Bank	New London	CT	(1)	94	534	—	628	75
Citizens Bank	Smyrna	DE	(3)	183	1,036	—	1,219	126
Citizens Bank	Alsip	IL	(1)	226	1,280	—	1,506	179
Citizens Bank	Chicago	IL	(1)	267	1,511	—	1,778	211
Citizens Bank	Chicago	IL	(1)	191	1,082	—	1,273	151
Citizens Bank	Elmwood Park	IL	(1)	431	2,441	—	2,872	271
Citizens Bank	Evergreen Park	IL	(1)	167	944	—	1,111	132
Citizens Bank	Lyons	IL	(1)	214	1,212	—	1,426	170
Citizens Bank	Wilmington	IL	(1)	330	1,872	—	2,202	188
Citizens Bank	Clinton Township	MI	(1)	574	3,250	—	3,824	466
Citizens Bank	Dearborn	MI	(1)	434	2,461	—	2,895	247
Citizens Bank	Dearborn	MI	(1)	385	2,184	—	2,569	219
Citizens Bank	Detroit	MI	(1)	112	636	—	748	94
Citizens Bank	Detroit	MI	(1)	204	1,159	—	1,363	170
Citizens Bank	Grosse Pointe	MI	(1)	410	2,322	—	2,732	308
Citizens Bank	Harper Woods	MI	(1)	207	1,171	—	1,378	172
Citizens Bank	Highland Park	MI	(1)	150	848	—	998	125
Citizens Bank	Lathrup Village	MI	(1)	283	1,602	—	1,885	224
Citizens Bank	Livonia	MI	(1)	261	1,476	—	1,737	217
Citizens Bank	Richmond	MI	(1)	168	951	—	1,119	140
Citizens Bank	Southfield	MI	(1)	283	1,605	—	1,888	230
Citizens Bank	St. Clair Shores	MI	(1)	309	1,748	—	2,057	257
Citizens Bank	Utica	MI	(1)	376	2,133	—	2,509	283
Citizens Bank	Warren	MI	(1)	178	1,009	—	1,187	141
Citizens Bank	Pittsfield	NH	(1)	160	908	—	1,068	127
Citizens Bank	Rollinsford	NH	(1)	78	444	—	522	62
Citizens Bank	Albany	NY	(3)	232	1,315	—	1,547	132
Citizens Bank	Buffalo	NY	(3)	238	1,348	—	1,586	150
Citizens Bank	East Aurora	NY	(3)	162	919	—	1,081	102
Citizens Bank	Greene	NY	(3)	216	1,227	—	1,443	123
Citizens Bank	Johnstown	NY	(3)	163	923	—	1,086	93
Citizens Bank	Port Jervis	NY	(3)	143	811	—	954	99
Citizens Bank	Rochester	NY	(3)	166	943	—	1,109	105
Citizens Bank	Schenectady	NY	(3)	292	1,655	—	1,947	166
Citizens Bank	Vails Gate	NY	(3)	284	1,610	—	1,894	162
Citizens Bank	Whitesboro	NY	(3)	130	739	—	869	74
Citizens Bank	Alliance	OH	(1)	204	1,156	—	1,360	174
Citizens Bank	Boardman	OH	(1)	280	1,589	—	1,869	239
Citizens Bank	Broadview Heights	OH	(1)	201	1,140	—	1,341	139
Citizens Bank	Brunswick	OH	(1)	187	1,057	—	1,244	159
Citizens Bank	Cleveland	OH	(1)	240	1,357	—	1,597	204
Citizens Bank	Cleveland	OH	(1)	210	1,190	—	1,400	179
Citizens Bank	Cleveland	OH	(1)	182	1,031	—	1,213	155
Citizens Bank	Lakewood	OH	(1)	196	1,111	—	1,307	112
Appendix I-26

Property	City	State	Encumbrances at December 31, 2011	Initial Costs		Adjustment to Basis	Gross Amount Carried at December 31, 2011	Accumulated Depreciation
				Land	Buildings, Fixtures and Improvements
Citizens Bank	Louisville	OH	(1)	191	1,080	—	1,271	163
Citizens Bank	Massillon	OH	(1)	287	1,624	—	1,911	245
Citizens Bank	Massillon	OH	(1)	212	1,202	—	1,414	181
Citizens Bank	Mentor	OH	(1)	178	1,011	—	1,189	141
Citizens Bank	Northfield	OH	(1)	317	1,797	—	2,114	251
Citizens Bank	Rocky River	OH	(1)	283	1,602	—	1,885	161
Citizens Bank	Wadsworth	OH	(1)	158	893	—	1,051	134
Citizens Bank	Willoughby	OH	(1)	395	2,239	—	2,634	313
Citizens Bank	Ambridge	PA	(3)	215	1,217	—	1,432	122
Citizens Bank	Monesson	PA	(3)	198	1,123	—	1,321	113
Citizens Bank	Narberth	PA	(3)	420	2,381	—	2,801	239
Citizens Bank	Poultney	VT	(1)	150	847	—	997	103
Citizens Bank	St. Albans	VT	(1)	141	798	—	939	97
Citizens Bank	White River Junction	VT	(1)	183	1,039	—	1,222	127
Community Bank	Whitehall	NY	(3)	106	600	—	706	60
Dollar General	Bella Vista	AR	(1)	129	301	—	430	3
Dollar General	Carlisle	AR	(1)	13	244	—	257	2
Dollar General	Green Forest	AR	(1)	52	293	—	345	3
Dollar General	Jonesboro	IL	(1)	77	309	—	386	3
Dollar General	Appleton City	MO	(1)	22	124	—	146	1
Dollar General	Ash Grove	MO	(1)	35	315	—	350	3
Dollar General	Ashland	MO	(1)	70	398	—	468	4
Dollar General	Bernie	MO	(1)	35	313	—	348	3
Dollar General	Bloomfield	MO	(1)	23	209	—	232	2
Dollar General	Carterville	MO	(2)	10	192	—	202	2
Dollar General	Clarkton	MO	(1)	19	354	—	373	3
Dollar General	Diamond	MO	(1)	44	175	—	219	2
Dollar General	Ellsinore	MO	(2)	30	580	—	610	5
Dollar General	Hallsville	MO	(2)	29	263	—	292	3
Dollar General	Lawson	MO	(1)	29	162	—	191	2
Dollar General	Lilbourn	MO	(2)	62	554	—	616	5
Dollar General	Qulin	MO	(2)	30	573	—	603	5
Dollar General	Steele	MO	(2)	31	598	—	629	6
Dollar General	Strafford	MO	(2)	51	461	—	512	4
Dollar General	Commerce	OK	(1)	38	341	—	379	3
Home Depot	Columbia	SC	13,850	2,911	15,463	—	18,374	1,429
Walgreens	Myrtle Beach	SC	—	—	2,077	—	2,077	—
Encumbrances allocated based on notes below			58,817
Total			$72,667	$18,489	$107,340	$—	$125,829	$11,648

(1)	These properties collateralize a $150.0 million senior secured revolving credit facility of which $42.4 million was outstanding as of December 31, 2011.
(2)	These properties collateralize a $4.5 million mortgage note payable of which $4.5 million was outstanding as of December 31, 2011.
(3)	These properties collateralize an $11.9 million mortgage note payable of which $11.9 million was outstanding as of December 31, 2011.

Each location is a single tenant, freestanding property. Each of the properties has a depreciable life of 40 years. Acquired intangible lease assets in the amount of $11.0 million allocated to individual properties are not reflected in the table above. The accumulated depreciation column excludes $3.2 million of amortization associated with acquired intangible lease assets. The table above also excludes 2 vacant properties located in

Appendix I-27

Worth, IL and Havertown, PA contributed in September 2011 which were classified as held for sale at December 31, 2011. The aggregate base purchase price of these vacant properties was $2.9 million.

A summary of activity for real estate and accumulated depreciation for the year ended December 31, 2011 (amounts in thousands):

Year Ended December 31, 2011
Real estate investments, at cost:
Balance at beginning of year	$—
Additions-contributions, acquisitions and improvements	125,829
Balance at end of the year	$125,829
Accumulated depreciation:
Balance at beginning of year	$—
Accumulated depreciation of real estate investments contributed in Formation Transactions	10,183
Depreciation expense	1,465
Balance at end of the year	$11,648

There was no real estate activity for the period from December 2, 2010 (date of inception) to December 31, 2010.

Appendix I-28

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	September 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$28,717	$18,489
Buildings, fixtures and improvements	182,700	107,340
Acquired intangible lease assets	24,306	11,044
Total real estate investments, at cost	235,723	136,873
Less: accumulated depreciation and amortization	(20,954)	(14,841)
Total real estate investments, net	214,769	122,032
Cash and cash equivalents	3,779	3,148
Prepaid expenses and other assets	3,015	1,798
Deferred costs, net	4,204	2,785
Assets held for sale	812	1,818
Total assets	$226,579	$131,581
LIABILITIES AND EQUITY
Mortgage notes payable	$35,760	$30,260
Senior secured revolving credit facility	91,090	42,407
Accounts payable and accrued expenses	1,276	858
Deferred rent	803	724
Total liabilities	128,929	74,249
Series A convertible preferred stock, $0.01 par value, 545,454 and 0 shares (liquidation preference $11.00 per share) authorized, issued and outstanding at September 30, 2012 and December 31, 2011, respectively	5	—
Series B convertible preferred stock, $0.01 par value, 283,018 and 0 shares (liquidation preference $10.60 per share) authorized, issued and outstanding at September 30, 2012 and December 31, 2011, respectively	3	—
Common stock, $0.01 par value, 240,000,000 shares authorized, 11,163,617 and 7,323,434 issued and outstanding at September 30, 2012 and December 31, 2011, respectively	112	73
Additional paid-in capital	101,325	57,582
Accumulated other comprehensive loss	(13)	—
Accumulated deficit	(13,295)	(4,025)
Total stockholders’ equity	88,137	53,630
Non-controlling interests	9,513	3,702
Total equity	97,650	57,332
Total liabilities and equity	$226,579	$131,581

The accompanying notes are an integral part of these statements.

Appendix I-29

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except for per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenues:
Rental income	$4,791	$576	$10,997	$576
Operating expense reimbursements	89	—	175	—
Total revenues	4,880	576	11,172	576
Operating expenses:
Acquisition and transaction related	819	604	3,297	604
Property operating	315	—	555	—
General and administrative	617	84	1,530	100
Depreciation and amortization	2,818	363	6,092	363
Total operating expenses	4,569	1,051	11,474	1,067
Operating income (loss)	311	(475)	(302)	(491)
Interest expense	(1,136)	(185)	(2,873)	(185)
Loss from continuing operations	(825)	(660)	(3,175)	(676)
Net loss from continuing operations attributable to non-controlling interests	62	35	141	35
Net loss from continuing operations attributable to stockholders	(763)	(625)	(3,034)	(641)
Discontinued operations:
Income (loss) from operations of held for sale properties	3	(9)	(12)	(9)
Loss on held for sale properties	(47)	—	(452)	—
Net loss from discontinued operations	(44)	(9)	(464)	(9)
Net loss from discontinued operations attributable to non-controlling interests	3	—	24	—
Net loss from discontinued operations attributable to stockholders	(41)	(9)	(440)	(9)
Net loss	(869)	(669)	(3,639)	(685)
Net loss attributable to non-controlling interests	65	35	165	35
Net loss attributable to stockholders	$(804)	$(634)	$(3,474)	$(650)
Other comprehensive loss:
Designated derivatives, fair value adjustment	—	—	(13)	—
Comprehensive loss	$(804)	$(634)	$(3,487)	$(650)
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.08)	$(0.41)	$(0.38)	$(1.25)
Basic and diluted net loss per share attributable to common stockholders	$(0.09)	$(0.42)	$(0.43)	$(1.27)

The accompanying notes are an integral part of these statements.

Appendix I-30

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands, except for share data)
(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stock-holders' Equity	Non-Controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, December 31, 2011	—	$—	7,323,434	$73	$57,582	$—	$(4,025)	$53,630	$3,702	$57,332
Issuance of preferred stock	828,472	8	—	—	8,992	—	—	9,000	—	9,000
Issuance of common stock	—	—	3,737,500	38	34,897	—	—	34,935	—	34,935
Offering costs	—	—	—	—	(937)	—	—	(937)	—	(937)
Share-based compensation	—	—	102,683	1	791	—	—	792	—	792
Distributions declared	—	—	—	—	—	—	(5,796)	(5,796)	—	(5,796)
Contribution from non-controlling interest holder	—	—	—	—	—	—	—	—	6,352	6,352
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	(376)	(376)
Other comprehensive loss	—	—	—	—	—	(13)	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	(3,474)	(3,474)	(165)	(3,639)
Balance, September 30, 2012	828,472	$8	11,163,617	$112	$101,325	$(13)	$(13,295)	$88,137	$9,513	$97,650

The accompanying notes are an integral part of this statement.

Appendix I-31

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities:
Net loss	$(3,639)	$(685)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,875	351
Amortization of intangible lease assets	1,217	21
Amortization of deferred costs	530	30
Amortization of above-market lease asset	56	—
Loss on held for sale properties	452	—
Share-based compensation	792	2
Changes in assets and liabilities:
Prepaid expenses and other assets	(1,087)	(48)
Accounts payable and accrued expenses	142	(115)
Deferred rent	79	687
Net cash provided by operating activities	3,417	243
Cash flows from investing activities:
Investments in real estate	(92,498)	—
Proceeds from sale of property held for sale	553	—
Net cash used in investing activities	(91,945)	—
Cash flows from financing activities:
Proceeds from mortgage notes payable	5,500	—
Proceeds from senior secured revolving credit facility	48,793	—
Payments on senior secured revolving credit facility	(110)	—
Proceeds from issuances of preferred shares	9,000	—
Proceeds from issuances of common stock	34,935	5,237
Payments of offering costs and fees related to stock issuances	(672)	(3,912)
Payments of deferred financing costs	(1,949)	(1,016)
Advance from affiliate bridge loan	796	—
Payment of affiliate bridge loan	(796)	—
Due from (to) affiliates	(164)	278
Premium payment on interest rate cap	(13)	—
Distributions to non-controlling interest holders	(376)	—
Distributions paid	(5,785)	—
Net cash provided by financing activities	89,159	587
Net change in cash and cash equivalents	631	830
Cash and cash equivalents, beginning of period	3,148	—
Cash and cash equivalents, end of period	$3,779	$830
Supplemental Disclosures:
Cash paid for interest	$2,301	$—
Cash paid for income taxes	64	—
Non-cash investing and financing activities:
OP units issued to acquire real estate investments	6,352	—

The accompanying notes are an integral part of these statements.

Appendix I-32

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 1 — Organization

American Realty Capital Properties, Inc. (the “Company”), is a Maryland corporation incorporated on December 2, 2010 that qualified as a real estate investment trust for U.S. federal income tax purposes for the year ended December 31, 2011. On September 6, 2011, the Company completed its initial public offering (the “IPO”) and sold a total of 5.6 million shares of common stock. The shares began trading on the NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011. As of September 30, 2012, the Company had 11.2 million shares of common stock outstanding, including unvested restricted shares, and had received aggregate gross proceeds from common stock issuances of $118.9 million. In addition, as of September 30, 2012, the Company had received aggregate gross proceeds of $9.0 million from the issuance of convertible preferred stock.

On August 1, 2012, the Company filed a universal shelf registration statement and a resale registration statement with the U.S. Securities and Exchange Commission. Each registration statement became effective on August 17, 2012. The $500.0 million universal shelf registration statement, as amended, will enable the Company to grow its capital base over time while providing it flexibility to issue common stock, preferred stock, debt or equity-linked securities. As of September 30, 2012, no common stock, preferred stock, debt or equity-linked security has been issued under the universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests. As of September 30, 2012, no common stock has been issued under the resale registration statement.

The Company was formed to acquire and own single-tenant, freestanding commercial real estate primarily subject to medium-term net leases with high credit quality tenants. The Company considers properties that are net leased on a “medium-term basis” to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average.

Substantially all of the Company's business is conducted through ARC Properties Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holder of 92.5% of the equity interest in the OP as of September 30, 2012. ARC Real Estate Partners, LLC (the “Contributor”) and an unaffiliated investor are limited partners and owners of 2.6% and 4.9%, respectively, of the equity interest in the OP. After holding units of limited partner interests in the OP (“OP Units”) for a period of one year, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company's common stock or, at the option of the OP, a corresponding number of shares of the Company's common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company, which is externally managed with no employees, has retained ARC Properties Advisors, LLC (the “Manager”), a wholly owned subsidiary of AR Capital, LLC (the “Sponsor”), to manage its affairs on a day to day basis. These affiliated parties, including the Manager, the Sponsor and the Sponsor's wholly owned broker-dealer, Realty Capital Securities, LLC (“RCS” or the “Dealer Manager”), have received compensation and fees for services provided to the Company, and will continue to receive compensation and fees for providing on-going investment oversight, financing and management services to the Company, as applicable, in accordance with the terms of the respective agreements to which such affiliates are party.

Note 2 — Summary of Significant Accounting Policies

The consolidated financial statements of the Company included herein were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do

Appendix I-33

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of the results for the entire year or any subsequent interim period.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2011, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 19, 2012. There have been no significant changes to these policies during the nine months ended September 30, 2012, other than the updates described below.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as the Company’s own data. This guidance is largely consistent with current fair value measurement principles with few exceptions that do not result in a change in general practice. The guidance was applied prospectively and was effective for interim and annual reporting periods ending after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations as the guidance relates only to disclosure requirements.

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement – referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance does not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments out of accumulated other comprehensive income, by component in both the statement and the statement where the reclassification is presented. This guidance was applied prospectively and was effective for interim and annual reporting periods ended after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations but changed the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

In September 2011, the FASB issued guidance that allows entities to perform a qualitative analysis as the first step in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative analysis for impairment is not required. The guidance was effective for interim and annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In December 2011, the FASB issued guidance which contains new disclosure requirements regarding the nature of and entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards and will give the financial statement users information about both gross and net exposures. The guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Appendix I-34

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3 — Real Estate Investments

The following table presents the allocation of real estate investment assets acquired by the Company during the nine months ended September 30, 2012 (dollar amounts in thousands):

Real estate investments, at cost:
Land	$10,228
Buildings, fixtures and improvements	75,360
Total tangible assets	85,588
Acquired intangibles:
In-place leases	13,262
Total assets acquired, net	98,850
OP Units issued to acquire real estate investments	(6,352)
Cash paid to acquire real estate investments	$92,498
Number of properties acquired	36

The Company owns and operates commercial properties. As of September 30, 2012, the Company owned 125 properties, one of which is vacant and classified as held for sale. Buildings, fixtures and improvements include $8.0 million, comprised of $5.1 million, $1.1 million and $1.8 million, provisionally assigned to buildings, fixtures and improvements, respectively, pending receipt of the final cost segregation analysis on such assets being prepared by a third party specialist. The Contributor, an affiliate of the Sponsor, contributed 63 properties (the “Contributed Properties”) in September 2011 in conjunction with the completion of the IPO at amortized cost.

On July 3, 2012, the Company sold a vacant property in Havertown, PA, which was classified as held for sale for net proceeds of $0.6 million.

Appendix I-35

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

The Company’s portfolio of real estate investment properties (excluding one vacant property), which were all 100% leased, is comprised of the following 124 properties as of September 30, 2012:

Portfolio	Contribution or Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Capitalization Rate(3)	Annualized Rental Income/ NOI(4)	Annualized Rental Income/NOI per Square Foot
					(in thousands)		(in thousands)
Home Depot	Sep, 2011	1	465,600	17.2	$23,398	9.7%	$2,258	$4.85
Citizens Bank	Sep, 2011	59	291,920	5.4	95,241	7.1%	6,726	23.04
Community Bank	Sep, 2011	1	4,410	3.8	705	5.1%	36	8.16
Dollar General I	Nov, 2011	20	177,668	6.9	9,981	9.7%	965	5.43
Advance Auto	Nov. & Dec. 2011	6	42,000	7.1	5,122	8.9%	457	10.88
Walgreens I	Dec, 2011	1	14,414	9.0	2,426	10.1%	245	17.00
Portfolio – December 31, 2011		88	996,012	8.2	136,873	7.8%	10,687	10.73
GSA I(5)	Jan, 2012	1	12,009	6.4	4,850	8.2%	396	32.98
Walgreens II	Jan, 2012	1	15,120	6.3	3,778	9.2%	346	22.88
FedEx	May, 2012	6	92,935	4.2	12,207	9.0%	1,099	11.83
John Deere	May, 2012	1	552,960	5.3	26,126	9.0%	2,353	4.26
GSA II(5)	Jun, 2012	1	18,640	6.0	5,835	11.1%	647	34.71
GSA III(5)	Jun, 2012	1	39,468	4.6	6,350	9.5%	604	15.30
Tractor Supply	Jun, 2012	1	38,507	6.1	1,921	9.5%	183	4.75
GSA IV(5)	Jun, 2012	1	22,509	6.0	3,890	11.0%	428	19.01
Dollar General II	Jun, 2012	16	134,102	5.1	5,993	10.7%	642	4.79
GSA V(5)	Jun, 2012	1	11,281	4.4	2,200	9.9%	217	19.24
Mrs Baird's	Jul, 2012	1	75,050	4.7	6,213	10.2%	631	8.40
Reckitt Benckiser	Aug, 2012	1	32,000	5.6	10,000	9.6%	964	30.13
CVS	Sep, 2012	3	31,620	4.7	4,855	9.9%	481	15.21
Iron Mountain	Sep, 2012	1	126,664	5.3	4,632	9.6%	443	3.50
2012 Acquisitions		36	1,202,865	5.2	98,850	9.5%	9,434	7.84
Portfolio – September 30, 2012(6)		124	2,198,877	6.8	$235,723	8.5%	$20,121	$9.15

(1)	Remaining lease term as of September 30, 2012, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis. Total remaining lease term is a weighted average of the remaining lease term of the total portfolio.
(2)	Original purchase price of the Contributed Properties and base purchase price of all other properties, in each case excluding acquisition and transaction-related costs. Acquisition and transaction-related costs include legal and various other closing costs incurred in connection with acquiring investment properties.
(3)	Annualized rental income or annualized net operating income (“NOI”), on a straight-line basis, divided by base purchase price.
(4)	Annualized rental income/NOI for net leases is rental income on a straight-line basis as of September 30, 2012, which includes the effect of tenant concessions such as free rent, as applicable. For modified gross leased properties, NOI is rental income on a straight-line basis as of September 30, 2012, which includes the effect of tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses.

Appendix I-36

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

(5)	Lease on property is a modified gross lease. As such, annualized rental income/NOI for this property is rental income on a straight-line basis as of September 30, 2012, which includes the effect of tenant concessions such as free rent plus operating expense reimbursement revenue less property operating expenses.
(6)	Total portfolio excludes one vacant property contributed in September 2011, which is classified as held for sale as of September 30, 2012.

Future Lease Payments

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

Future Minimum Base Rent Payments
October 1, 2012 – December 31, 2012	$4,980
2013	20,228
2014	20,416
2015	20,246
2016	19,858
Thereafter	72,222
$157,950

Tenant Concentration

The following table lists the tenants whose annualized rental income/NOI on a straight-line basis represented greater than 10% of consolidated annualized rental income/NOI on a straight-line basis as of September 30, 2012 and 2011:

Tenant	September 30, 2012	September 30, 2011
Citizens Bank	33.4%	75.0%
John Deere	11.7%	—%
GSA	11.4%	—%
Home Depot	11.2%	25.0%

The termination, delinquency or non-renewal of one or more leases by either of the above tenants may have a material effect on revenues. No other tenant represents more than 10% of the annualized rental income/NOI for the period presented.

Appendix I-37

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

Geographic Concentration

The following table lists the states where the Company has concentrations of properties where annual rental income/NOI on a straight-line basis represented greater than 10% of consolidated annualized rental income/NOI on a straight-line basis as of September 30, 2012 and 2011:

State	September 30, 2012	September 30, 2011
Michigan	14.2%	22.7%
South Carolina	12.4%	25.0%
Ohio	11.8%	20.0%
Iowa	11.7%	*
New York	10.4%	11.7%

*	The state's annualized rental income/NOI was not greater than 10% of total annualized rental income for all portfolio properties as of the period specified.

Note 4 — Senior Secured Revolving Credit Facility

On September 7, 2011, the Company closed on a senior secured revolving credit facility with RBS Citizens, N.A. Through an “accordion feature,” subject to certain conditions, the Company may increase its total commitments under the credit facility to $150.0 million. The proceeds of advances made under the credit agreement may be used to finance the acquisition of net leased, investment or non-investment grade leased properties and for other permitted corporate purposes. Up to $10.0 million of the facility is available for letter of credits. The credit agreement has a term of 36 months and matures on September 7, 2014, subject to the Company's right to a 24-month extension.

Any advance made under the credit facility will bear floating interest at per annum rates equal to the one-month London Interbank Offered Rate (“LIBOR”) plus 2.15% to 2.90% depending on the Company's loan to value ratio as specified in the credit agreement. In the event of a default, the lender has the right to terminate its obligations under the credit agreement, including the funding of future advances, and to accelerate the payment on any unpaid principal amounts outstanding. The credit facility requires a fee of 0.15% on the unused balance if amounts outstanding under the facility are 50% or more of the total facility amount and 0.25% on the unused balance if amounts outstanding under the facility are less than 50% of the total facility amount.

As of September 30, 2012, there was $91.1 million outstanding on this facility, which bore an interest rate of 2.7%, collateralized by 95 properties. Additional borrowings may become available under this facility based upon the availability of additional collateral, among other factors. In September 2012, the Company expanded the facility to allow for additional future acquisitions. As a result, there was $18.9 million available for future acquisitions at September 30, 2012. As of December 31, 2011, there was $42.4 million outstanding on this facility with an interest rate of 3.17%, collateralized by 59 properties.

The Company’s sources of recourse financing generally require financial covenants, including restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of September 30, 2012, the Company was in compliance with the debt covenants under the senior secured revolving credit facility agreement.

Appendix I-38

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 5 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following as of September 30, 2012 and December 31, 2011 (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
September 30, 2012	29	$35,760	4.52%	3.77
December 31, 2011	28	$30,260	4.67%	4.32

(1)	Mortgage notes payable have fixed rates. Effective interest rates range from 3.68% to 5.32% at September 30, 2012 and 3.80% to 5.32% at December 31, 2011.
(2)	Weighted average remaining years until maturity as of September 30, 2012 and December 31, 2011, respectively.

The following table summarizes the scheduled aggregate principal repayments subsequent to September 30, 2012 (amounts in thousands):

Total
October 1, 2012 – December 31, 2012	$—
2013	74
2014	189
2015	13,767
2016	11,760
Thereafter	9,970
Total	$35,760

The Company’s sources of recourse financing generally require financial covenants, including restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of September 30, 2012, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Note 6 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value

Appendix I-39

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 6 — Fair Value of Financial Instruments  – (continued)

hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of September 30, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated balance sheets due to their short-term nature.

The fair values of the Company’s financial instruments that are not reported at fair value on the consolidated balance sheet are reported below (amounts in thousands):

	Level	Carrying Amount at September 30, 2012	Fair Value at September 30, 2012	Carrying Amount at December 31, 2011	Fair Value at December 31, 2011
Mortgage notes payable	3	$35,760	$35,794	$30,260	$30,626
Senior secured revolving credit facility	3	$91,090	$91,090	$42,407	$42,407

The fair value of mortgage notes payable are obtained by calculating the present value at current market rates. The interest rate of the senior secured revolving credit facility is determined by a variable market rate and the Company's leverage ratio, and each have terms commensurate with market; as such the outstanding balance on the facility approximates fair value.

Note 7 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Appendix I-40

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 7 — Derivatives and Hedging Activities  – (continued)

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2012, such derivatives were used to hedge the variable cash flows associated with forecasted variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the three and nine months ended September 30, 2012, the Company recorded no hedge ineffectiveness in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next twelve months, the Company estimates that an additional $13,000 will be reclassified from other comprehensive income as an increase to interest expense.

As of September 30, 2012, the Company had the following outstanding interest rate derivative that was designated as cash flow hedge of interest rate risk (dollar amount in thousands).

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Cap	1	$50,000

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the balance sheet as of September 30, 2012. The Company had no derivatives as of December 31, 2011.

	Balance Sheet Location	September 30, 2012
Derivatives designated as hedging instruments:
Interest Rate Cap	Derivative, at fair value	$—

Appendix I-41

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 7 — Derivatives and Hedging Activities  – (continued)

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three and nine ended September 30, 2012 (amounts in thousands). The Company had no active derivatives for the three and nine months ended September 30, 2011.

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Amount of gain (loss) recognized in accumulated other comprehensive income on interest rate derivatives (effective portion)	$—	$—	$(13)	$—
Amount of gain (loss) reclassified from accumulated other comprehensive income into income as interest expense (effective portion)	$—	$—	$—	$—
Amount of gain (loss) recognized in income on derivative instruments (ineffective portion and amounts excluded from effectiveness testing)	$—	$—	$—	$—

Note 8 — Convertible Preferred Stock

On May 11, 2012, the Company entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which the Company sold 545,454 shares of the Company's Series A convertible preferred stock for gross proceeds of $6.0 million and aggregate net proceeds of $5.8 million after offering-related fees and expenses.

The Series A convertible preferred stock has a liquidation preference of $11.00 per share, plus accrued and unpaid dividends, and a redemption premium equal to one percent (1%). Commencing on May 31, 2012, the Company has been paying cumulative dividends on the Series A convertible preferred stock monthly in arrears at the annualized rate of $0.77 per share.

The Series A convertible preferred stock is convertible into the Company's common stock, at the option of the holder of the Series A convertible preferred stock, at a conversion price equal to $11.00 per share, beginning one year after the date of issuance. The Company, at its option at any time, may redeem the Series A convertible preferred stock, in whole or in part, at $11.00 per share.

On July 24, 2012, the Company entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which the Company sold 283,018 shares of the Company's Series B convertible preferred stock for gross proceeds of approximately $3.0 million. After deducting offering-related fees and expenses, the aggregate net proceeds to the Company from the sale of the Series B convertible preferred stock were approximately $3.0 million.

The Series B convertible preferred stock has a liquidation preference of $10.60 per share, plus accrued and unpaid dividends, and a redemption premium equal to one percent (1%). Commencing on August 15, 2012, the Company has been paying cumulative dividends on the Series B convertible preferred stock monthly in arrears at an annualized rate of $0.74 per share.

The Series B convertible preferred stock is convertible into the Company's common stock, at the option of the holder of the Series B convertible preferred stock, at a conversion price equal to $10.60 per share, beginning one year after the date of issuance. The Company, at its option at any time, may redeem the Series B convertible preferred stock, in whole or in part, at $10.60 per share.

Appendix I-42

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 8 — Convertible Preferred Stock  – (continued)

The Series A convertible preferred stock and the Series B convertible preferred stock each ranks senior to the Company's common stock and on parity with each other, and junior to any other preferred stock the Company may issue other than additional series of the Series A convertible preferred stock or Series B convertible preferred stock.

Note 9 — Common Stock

On September 7, 2011, the Company closed its IPO and issued 5.6 million shares of common stock. On November 2, 2011, the Company sold 1.5 million common shares in a follow-on offering. On November 7, 2011, the underwriters exercised their option to purchase additional shares of common stock, which totaled 0.1 million shares. On June 18, 2012, the Company sold in a follow-on offering a total of 3.25 million shares of common stock. On July 2, 2012, the underwriters of the follow-on offering exercised their option to purchase an additional 0.5 million shares of common stock, which closed on July 9, 2012.

As of September 30, 2012 and December 31, 2011, the Company had a total of 11.2 million and 7.3 million shares of common stock outstanding, including unvested restricted shares, and had received aggregate proceeds from common stock issuances of $118.9 million and $78.1 million, respectively.

On September 7, 2011, the Company’s Board of Directors authorized and the Company declared an annual dividend rate of $0.875 per share payable monthly in cash beginning in October 2011, on the fifteenth day of each month to stockholders of record at the close of business on the eighth day of such month.

On February 27, 2012, the Company’s Board of Directors authorized and the Company declared an annual dividend rate of $0.880 per share. Accordingly, on March 15, 2012, the Company paid a dividend of $0.0733 per share to stockholders of record at the close of business on March 8, 2012.

On March 16, 2012, the Company’s Board of Directors authorized and the Company declared an increase to the Company’s annual dividend rate to $0.885, beginning May 9, 2012. Accordingly, on June 15, 2012, the Company paid a dividend of $0.07375 per share to stockholders of record at the close of business on the June 8, 2012.

On June 27, 2012, the Company's Board of Directors authorized and the Company declared an increase to the Company's annual dividend rate to $0.890, beginning August 9, 2012. Accordingly, on September 15, 2012, the Company paid a dividend of $0.07417 per share to stockholders of record at the close of business on September 8, 2012.

On September 30, 2012, the Company's Board of Directors authorized and the Company declared an increase to the Company's annual dividend rate to $0.895 per share, beginning November 9, 2012. On November 15, 2012, the Company will pay a monthly dividend of $0.07458 per share to stockholders of record at the close of business on November 8, 2012.

Note 10 — Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company does not own any properties subject to environmental-related issues, has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

Appendix I-43

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 11 — Related Party Transactions and Arrangements

Common Stock Ownership

Certain affiliates of the Company have purchased shares of the Company's common stock. As of September 30, 2012 and December 31, 2011, certain affiliates owned 19.4% and 31.3%, respectively, of the Company's common stock outstanding on a fully diluted basis, including the Contributor's 310,000 OP Units owned by the Company's Sponsor.

The Company has issued restricted stock to the Manager and non-executive directors in conjunction with a share-based compensation plan. See Note 13 — Share-Based Compensation.

Fees Paid in Connection with the Offering

RCS received selling commissions of 6% of the gross offering proceeds from the sale of the Company’s common stock in the IPO, which were entirely re-allowed to participating broker-dealers. In addition, RCS received dealer manager fees of 2% of the gross offering proceeds before reallowance to participating broker-dealers. RCS was permitted to re-allow all or a portion of its dealer manager fee to participating broker-dealers.

The following table details the results of such activities related to RCS (in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Total commissions paid to affiliated Dealer Manager	$—	$919	$—	$919

The Company will reimburse the Manager for services relating to the IPO and the follow-on offerings. The following table details the results of such activities related to organizational and offering costs reimbursed to the Manager (amounts in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Offering expense reimbursements	$59	$—	$109	$—

Fees Paid in Connection With the Operations of the Company

The Company will pay the Sponsor an acquisition fee equal to 1.0% of the contract purchase price (including assumed indebtedness) of each property the Company acquires which is originated by the Sponsor. The acquisition fee is payable in cash at the closing of each acquisition.

The Company will pay the Sponsor a financing fee equal to 0.75% of the amount available under any secured mortgage financing or refinancing that the Company obtains and uses for the acquisition of properties that is arranged by the Sponsor. The financing coordination fee is payable in cash at the closing of each financing.

The Company will pay the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of the Company's real estate assets, calculated and payable monthly in advance, provided that the full amount of the distributions declared by the Company for the six immediately preceding months is equal to or greater than certain net income thresholds related to our operations. Our Manager will waive such portion of its management fee in excess of such thresholds. The management fee is payable in cash. No such management fees have been incurred or paid to the Manager since inception.

The Company may be required to pay the Manager a quarterly incentive fee, calculated based on the Company's annualized earnings, weighted average number of shares and weighted average price per share of

Appendix I-44

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

common stock. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No such incentive fees have been incurred or paid to the Manager since inception.

The Company is required to reimburse the Sponsor for all out-of-pocket costs actually incurred by the Sponsor, including without limitation, legal fees and expenses, due diligence fees and expenses, other third party fees and expenses, costs of appraisals, travel expenses, nonrefundable option payments and deposits on properties not acquired, accounting fees and expenses, title insurance premiums and other closing costs, personnel costs and miscellaneous expenses relating to the selection, acquisition and due diligence of properties. The Company's reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis following the end of each month. However, the Company will not reimburse the Sponsor for the salaries and other compensation of its personnel.

The following table details amounts incurred by the Company and contractually due to the Sponsor and the Manager and forgiven in connection with the operations related services described above (amounts in thousands):

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011
	Incurred	Forgiven	Incurred	Forgiven
One-time fees:
Acquisition fees and related cost reimbursements	$441	$—	$—	$—
Financing fees and related cost reimbursements	369	—	—	—
Other expense reimbursements	45	—	—	—
On-going fees:
Base management fees	—	278	—	50
Incentive fees	—	—	—	—
Total operational fees and reimbursements	$855	$278	$—	$50

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011
	Incurred	Forgiven	Incurred	Forgiven
One-time fees:
Acquisition fees and related cost reimbursements	$1,703	$—	$—	$—
Financing fees and related cost reimbursements	583	—	—	—
Other expense reimbursements	71	—	—	—
On-going fees:
Base management fees	—	664	—	50
Incentive fees	—	—	—	—
Total operational fees and reimbursements	$2,357	$664	$—	$50

Under an administrative support agreement between the Company and the Sponsor, the Sponsor will pay or reimburse the Company for its general administrative expenses, including, without limitation, legal fees, audit fees, board of directors fees, insurance, marketing and investor relation fees, until September 6, 2012, which was one year after the closing of the IPO, to the extent the amount of certain net earnings from operations thresholds, as specified in the agreement, is less than the amount of the distributions declared by the Company during this one-year period. To the extent these amounts are paid by the Sponsor, they would

Appendix I-45

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

not be subject to reimbursement by the Company. These costs are presented net in the accompanying consolidated statements of operations and comprehensive loss.

The following table details general and administrative expenses absorbed by the Sponsor during the three and nine months ended September 30, 2012 (amounts in thousands).

	Three months ended September 30, 2012	Nine months ended September 30, 2012
General and administrative expenses absorbed	$—	$164

The Company had a receivable from affiliates of $0.2 million at September 30, 2012, related to absorbed general and administrative expenses.

Note 12 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue in follow-on offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Manager, the Sponsor and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 13 — Share-Based Compensation

Equity Plan

The Company has adopted the American Realty Capital Properties, Inc. Equity Plan (the “Equity Plan”), which provides for the grant of stock options, restricted shares of common stock, restricted stock units, dividend equivalent rights and other equity-based awards to the Manager, non-executive directors, officers and other employees and independent contractors, including employees or directors of the Manager and its affiliates who are providing services to the Company.

Under the Equity Plan, the Company's compensation committee is authorized to approve grants of equity-based awards to the Manager. Concurrently with the closing of the IPO, the Company granted to the Manager 167,400 restricted shares of common stock, which was equal to 3.0% of the number of shares of common stock sold through the IPO. This award of restricted shares vests ratably on a quarterly basis over a three -year period beginning on October 1, 2011. The Manager is entitled to receive “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the common stockholders, commencing on the first anniversary of the date of grant. The Manager will defer any distributions payable to it in connection with the restricted stock that it is granted under the Equity Plan until such time as the Company is covering the payment of distributions to the stockholders based on the criteria in the agreement, for the six immediately preceding months. In June 2012, the Company granted to the Manager an additional 93,683 restricted shares of common stock. In June 2012, the Manager distributed these 93,683 restricted shares of common stock to key personnel of an affiliate of the Manager. These restricted shares will vest annually over three years beginning in January 2013. In addition to these restricted stock grants, the Company may from time to time grant additional equity incentive awards to the Manager pursuant to the Equity Plan. The Manager may, in the future, allocate a portion of these awards or ownership or profits interests in it to officers or any other personnel of the Manager or other personnel of

Appendix I-46

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 13 — Share-Based Compensation  – (continued)

the Manager or its affiliates in order to provide incentive compensation to them. For the three and nine months ended September 30, 2012, compensation expense for restricted shares was $0.4 million and $0.7 million, respectively.

The Company authorized and reserved a total number of shares equal to 10.0% of the total number of issued and outstanding shares of common stock (on a fully diluted basis assuming the redemption of all OP Units for shares of common stock) to be issued at any time under the Equity Plan for equity incentive awards excluding the initial grant to the Manager. All such awards of shares will vest ratably on an annual basis over a three-year period beginning on the first anniversary of the date of grant and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

Director Stock Plan

Concurrently with the closing of the IPO, the Company granted 3,000 restricted shares of common stock to each of the Company's three independent directors, each of whom is a non-executive director, pursuant to the Director Stock Plan. Awards of restricted stock will vest ratably over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum, subject to the director’s continued service on the Board of Directors, and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as distributions are paid to the stockholders. At September 30, 2012, a total of 99,000 shares of common stock are reserved for issuance under the Director Stock Plan. As of September 30, 2012 and 2011, there were 16,200 and 9,000 unvested restricted shares (the “Directors' shares”), respectively, issued to independent directors under the Director Stock Plan. For the three and nine months ended September 30, 2012 and 2011, respectively, compensation expense for the vesting of Directors' shares was immaterial.

The following table details the restricted shares activity within the Equity Plan and Director Stock Plan during the nine months ended September 30, 2012:

	Equity Plan		Director Stock Plan
	Number of Common Shares	Weighted-Average Issue Price	Number of Common Shares	Weighted-Average Issue Price
Unvested, December 31, 2011	167,400	$12.50	9,000	$12.50
Granted	93,683	10.65	9,000	10.65
Vested	(59,556)	12.41	(1,800)	12.50
Unvested, September 30, 2012	201,527	$12.50	16,200	$11.47

Appendix I-47

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 14 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the three and nine months ended September 30, 2012 and 2011 (dollars in thousands, expect for shares and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net loss from continuing operations attributable to stockholders	$(763)	$(625)	$(3,034)	$(641)
Less: dividends declared on preferred shares	(140)	—	(210)
Net loss from continuing operations attributable to common stockholders	(903)	(625)	(3,244)	(641)
Net loss from discontinued operations attributable to stockholders	(41)	(9)	(440)	(9)
Net loss attributable to common stockholders, net of dividends on preferred shares	$(944)	$(634)	$(3,684)	$(650)
Weighted average common shares outstanding	10,846,432	1,515,710	8,543,365	511,452
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.08)	$(0.41)	$(0.38)	$(1.25)
Basic and diluted net loss per share from discontinued operations attributable to stockholders	$—	$(0.01)	$(0.05)	$(0.02)
Basic and diluted net loss per share attributable to common stockholders	$(0.09)	$(0.42)	$(0.43)	$(1.27)

As of September 30, 2012, the Company had 886,376 OP Units issued, which are convertible to an equal number of shares of the Company's common stock, 217,727 shares of unvested restricted stock outstanding, 545,454 shares of the Company's Series A preferred convertible stock outstanding and 283,018 shares of the Company's Series B preferred convertible stock outstanding, which were excluded from the calculation of diluted loss per share as the effect would have been antidilutive.

Note 15 — Discontinued Operations and Properties Held for Sale

The Company separately classifies properties held for sale in the accompanying consolidated balance sheets and operating results for those properties as discontinued operations in the accompanying consolidated statements of operations. In the normal course of business, changes in the market may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, the property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. As of September 30, 2012 and December 31, 2011, the Company held one and two vacant properties, respectively, which were classified as held for sale on the accompanying respective balance sheets.

The Company sold one held for sale property during the three months ended September 30, 2012. See Note 3 — Real Estate Investments.

Note 16 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the transaction described below.

Appendix I-48

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 16 — Subsequent Events  – (continued)

Completion of Acquisition of Assets

The following table presents certain information about the properties that the Company acquired from October 1, 2012 to October 26, 2012 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – September 30, 2012(2)	124	2,198,877	$235,723
Acquisitions	2	14,985	2,258
Total portfolio – October 26, 2012(2)	126	2,213,862	$237,981

(1)	Contract purchase price, excluding acquisition and transaction related costs.
(2)	Total portfolio excludes one vacant property contributed in September 2011 which was classified as held for sale at September 30, 2012. The aggregate square footage and original base purchase price of this contributed vacant property was 3,200 and $1.2 million, respectively.

Appendix I-49

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements of American Realty Capital Properties, Inc. (the “Company”) and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to American Realty Capital Properties, Inc., a Maryland corporation, and, as required by context, to ARC Properties Operating Partnership, L.P. (the “OP”), a Delaware limited partnership and its subsidiaries. American Realty Capital Properties, Inc. is externally managed by ARC Properties Advisors, LLC (the “Manager”), a Delaware limited liability company, a wholly owned subsidiary of AR Capital, LLC (the “Sponsor”).

Forward-Looking Statements

This Quarterly Report on Form 10-Q includes forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by using words such as “may,” “will,” “expects,” “anticipates,” “believes,” “intends,” “should,” “estimates,” “could” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. We do not undertake publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We and our Manager have a limited operating history and our Manager has limited experience operating a public company. This inexperience makes our future performance difficult to predict.
•	All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in our Manager, the affiliated dealer manager of our IPO, as defined below, Realty Capital Securities, LLC (“RCS” or the “Dealer Manager”) and other entities affiliated with the Sponsor. As a result, our executive officers, our Manager and its affiliates face conflicts of interest, including significant conflicts created by our Manager’s compensation arrangements with us and other investors advised by the Sponsor's affiliates and conflicts in allocating time among these investors and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other programs advised by the Sponsor or such programs' investors, our Manager and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	The competition for the type of properties we desire to acquire may cause our dividends and the long-term returns of our investors to be lower than they otherwise would be.
•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for dividends to our stockholders, per share trading price of our common stock and our ability to satisfy our debt service obligations.
•	We depend on tenants for our revenue, and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.
•	Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, failure by any major tenant with leases in multiple locations to make rental payments to us, because of a deterioration of its financial condition or otherwise, or the termination or non-renewal of a lease by a major tenant, would have a material adverse effect on us.

Appendix I-50

•	We are subject to tenant industry concentrations that make us more susceptible to adverse events with respect to certain industries.
•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay dividends to our stockholders.
•	We may be unable to make scheduled payments on our debt obligations.
•	We may not generate cash flows sufficient to pay our dividends to stockholders, and as such we may be forced to borrow at higher rates or depend on our Manager to waive reimbursement of certain expenses and fees to fund our operations.
•	We may be unable to pay or maintain cash dividends or increase dividends over time.
•	We are obligated to pay substantial fees to our Manager, our Sponsor and their affiliates.
•	We are subject to risks associated with the significant dislocations and liquidity disruptions currently existing or occurring in the United States' credit markets.
•	We may fail to qualify to be treated as a real estate investment trust for U.S. Federal income tax purposes (“REIT”).
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended, and thus subject to regulation under the Investment Company Act of 1940, as amended.

Overview

We were incorporated on December 2, 2010, as a Maryland corporation that qualified as a REIT for U.S. federal income tax purposes for the year ended December 31, 2011. On September 6, 2011, we sold in an IPO a total of 5.6 million shares of common stock. The shares began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ARCP” on September 7, 2011. As of September 30, 2012, we had 11.2 million shares of common stock outstanding, including unvested restricted shares and received aggregate proceeds from common stock issuances of $118.9 million. In addition, as of September 30, 2012, we had received aggregate proceeds of $9.0 million for the issuance of convertible preferred stock.

On August 1, 2012, we filed a universal shelf registration statement and a resale registration statement with the U.S. Securities and Exchange Commission (the “SEC”). Each registration statement became effective on August 17, 2012. The $500.0 million universal shelf registration statement, as amended, will enable us to grow our capital base over time while providing the flexibility to issue common stock, preferred stock, debt or equity-linked securities. The universal shelf was sized to reflect our current expectation of growth over the next three years. To date, no common stock, preferred stock, debt or equity-linked security has been issued under the universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests. To date, no common stock has been issued under the resale registration statement.

We were formed to acquire and own single-tenant, freestanding commercial real estate primarily subject to medium-term net leases with high credit quality tenants. We consider properties that are net leased on a “medium-term basis” to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average.

Substantially all of our business is conducted through the OP. We are the sole general partner and holder of 92.5% of the equity interest in the OP. ARC Real Estate Partners, LLC (“the Contributor”) and an unaffiliated investor are the limited partners and owners of 2.6% and 4.9%, respectively, of the equity interest in the OP. After holding units of limited partner interests (“OP Units”) for a period of one year, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of our common stock or, at the option of the OP, a corresponding number of shares of our common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

Appendix I-51

We are managed by our affiliates, the Manager and Sponsor. The Sponsor provides certain acquisition and debt capital services to us. These related parties, including the Manager, the Sponsor and the Sponsor's wholly owned broker-dealer, RCS, have received compensation and fees for services provided to us, and will continue to receive compensation and fees and for investing, financing and management services provided to us.

As of September 30, 2012, excluding one vacant property classified as held for sale, we owned 124 properties consisting of 2.2 million square feet, 100% leased with a weighted average remaining lease term of 6.8 years. In constructing our portfolio, we are committed to diversification (industry, tenant and geography). As of September 30, 2012, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 99% (We have attributed the rating of each parent company to its wholly owned subsidiary for purposes of this disclosure.). Our strategy encompasses receiving the majority of our revenue from investment grade tenants as we further acquire properties and enter into (or assume) medium-term lease arrangements.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Revenue Recognition

Our revenues, which will be derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many leases will provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. We will defer the revenue related to lease payments received from tenants in advance of their due dates. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred, as applicable.

We review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located, as applicable. In the event that the collectability of a receivable is in doubt, we will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the statement of operations.

Real Estate Investments

Upon the acquisition of properties, we will record acquired real estate at cost and make assessments as to the useful lives of depreciable assets. We will consider the period of future benefit of the asset to determine the appropriate useful lives. Depreciation will be computed using the straight-line method over the estimated useful lives of forty years for buildings, fifteen years for land improvements, five to seven years for building fixtures and improvements and the lesser of the useful life or remaining lease term for acquired intangible lease assets.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, land improvements, buildings, fixtures and tenant improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships, based in each case on their fair values. We utilize independent appraisals and information management obtains on each property as a result of pre-acquisition due diligence, as well as subsequent marketing and leasing activities, as applicable, to determine the fair values of the tangible assets of an acquired property, amongst other market data.

The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the

Appendix I-52

difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease intangibles are amortized as an increase to rental income over the remaining term of the lease and any fixed rate renewal periods. In determining the amortization period for below-market lease intangibles, we initially consider, and periodically evaluate on a quarterly basis, the likelihood that a tenant will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on independent appraisals and management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These intangibles are included in intangible lease assets in the accompanying consolidated balance sheet and are amortized to depreciation and amortization, a component of operating expense, over the remaining term of the lease.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of our reported net income. Initial purchase price allocations are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks or costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We will record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 2 to our consolidated financial statements.

Appendix I-53

Results of Operations

We commenced operations in September 2011 in conjunction with the closing of our IPO. As of September 30, 2011, we owned 61 properties with an aggregate original base purchase price of $119.3 million, comprised of 0.8 million square feet, excluding two vacant properties. As of September 30, 2012, we owned 124 properties with an aggregate original base purchase price of $235.7 million, excluding one vacant property that was classified as held for sale. As of September 30, 2012, in total, the properties comprised 2.2 million square feet and were 100% leased. Prior to our IPO closing date, we did not hold any real estate properties, or have any sources of income. Accordingly, our results of operations for the three and nine months ended September 30, 2012, as compared to the three and nine months ended September 30, 2011 reflect significant increases in most categories.

Comparison of the Three Months Ended September 30, 2012 to Three Months Ended September 30, 2011

Rental Income

Rental income increased by $4.2 million for the three months ended September 30, 2012 to $4.8 million compared to $0.6 million for the three months ended September 30, 2011. Rental income was driven by our acquisition of 63 properties since September 30, 2011 for an aggregate purchase price of $116.4 million as well as revenue for a full three months from the 61 properties contributed in September 2011. The annualized rental income per square foot of the properties at September 30, 2012 was $9.15 with a weighted average remaining lease term of 6.8 years.

Operating Expense Reimbursements

Operating expense reimbursements for the three months ended September 30, 2012 were $0.1 million. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. There was no operating expense reimbursement revenue for the three months ended September 30, 2011, as the tenants in the properties we owned as of September 30, 2011 were directly responsible for all operating costs.

Acquisition and Transaction Related Costs

Acquisition and transaction related costs were $0.8 million for the three months ended September 30, 2012. These costs related to the acquisition of six properties with an aggregate purchase price of $25.7 million. Acquisition and transaction related costs of $0.6 million for the three months ended September 30, 2011, related to the 61 properties that were contributed with an aggregate original base purchase price of $119.3 million.

Property Expenses

Property expenses for the three months ended September 30, 2012 were $0.3 million. These costs relate to expenses associated with maintaining certain properties, including real estate taxes, ground lease rent, insurance and repairs and maintenance expenses. There were no property expenses for the three months ended September 30, 2011, as the tenants in the properties we owned as of September 30, 2011 were directly responsible for all operating costs.

General and Administrative Expenses

General and administrative expenses increased by $0.5 million to $0.6 million for the three months ended September 30, 2012 compared to $0.1 million for the three months ended September 30, 2011. General and administrative expenses primarily included the amortization of restricted stock, board member compensation and insurance expense, which increased to support our larger real estate portfolio.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended September 30, 2012 was $2.8 million compared to $0.4 million for the three months ended September 30, 2011. The increase in depreciation and amortization expense was driven by our acquisition of 63 properties since September 30, 2011 for an aggregate purchase price of $116.4 million as well as depreciation and amortization expense for a full three months from the 61 properties contributed in September 2011.

Appendix I-54

Interest Expense

Interest expense for the three months ended September 30, 2012 of $1.1 million, primarily related to outstanding mortgage notes payable of $35.8 million and a weighted average effective interest rate of 4.5% as of September 30, 2012. Interest expense also related to our senior secured revolving credit facility with $91.1 million outstanding and an interest rate of 2.7% at September 30, 2012. Interest expense for the three months ended September 30, 2011 of $0.2 million, primarily related to a mortgage note payable of $13.9 million and $51.5 million outstanding under the senior secured revolving credit facility as of September 30, 2011, both of which were outstanding as of the closing of our formation transaction in connection with the IPO, which occurred in September 2011.

Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in offerings, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Discontinued Operations

During the three months ended September 30, 2012 and September 30, 2011, we had two vacant properties classified as held for sale on the balance sheet and reported in discontinued operations on the statements of operations. On July 3, 2012, one of these properties was sold for $0.6 million of net proceeds. During the three months ended September 30, 2012 we had net income related to discontinued operations of $3,000, primarily due to refunded utility deposits. During the three months ended September 30, 2011, we had $9,000 of net loss related to discontinued operations, primarily due to depreciation expense. Impairments on held for sale properties for the three months ended September 30, 2012 of $47,000, represents the difference between the carrying value and estimated proceeds from the sale of the properties less estimated selling costs.

Comparison of the Nine Months Ended September 30, 2012 to Nine Months Ended September 30, 2011

Rental Income

Rental income for the nine months ended September 30, 2012 increased $10.4 million to $11.0 million, compared to $0.6 million for the nine months ended September 30, 2011. Rental income was driven by our acquisition of 63 properties since September 30, 2011 for an aggregate purchase price of $116.4 million as well as revenue for a full nine months from the 61 properties contributed in September 2011.

Operating Expense Reimbursements

Operating expense reimbursements for the nine months ended September 30, 2012 were $0.2 million. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. There was no operating expense reimbursement revenue for the nine months ended September 30, 2011, as the tenants in the properties we owned as of September 30, 2011 were directly responsible for all operating costs.

Acquisition and Transaction Related Costs

Acquisition and transaction related costs were $3.3 million for the nine months ended September 30, 2012. These costs related to the acquisition of 36 properties with an aggregate purchase price of $98.9 million. Acquisition and transaction related costs of $0.6 million for the nine months ended September 30, 2011, related to the 61 properties that were contributed with an aggregate original base purchase price of $119.3 million.

Property Expenses

Property expenses for the nine months ended September 30, 2012 were $0.6 million. These costs relate to expenses associated with maintaining certain properties, including real estate taxes, ground lease rent, insurance and repairs and maintenance expenses. There were no property expenses for the nine months ended September 30, 2011, as the tenants in the properties we owned as of September 30, 2011 were directly responsible for all operating costs.

General and Administrative Expenses

General and administrative expenses increased by $1.4 million to $1.5 million for the nine months ended September 30, 2012 from $0.1 million for the nine months ended September 30, 2011. General and

Appendix I-55

administrative expenses primarily included the amortization of restricted stock, board member compensation, insurance expense and professional fees, which increased to support our larger real estate portfolio.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $5.7 million to $6.1 million for the nine months ended September 30, 2012 from $0.4 million for the nine months ended September 30, 2011. The increase in depreciation and amortization expense was driven by our acquisition of 63 properties since September 30, 2011 for an aggregate purchase price of $116.4 million as well as depreciation and amortization expense for a full three months from the 61 properties contributed in September 2011.

Interest Expense

Interest expense for the nine months ended September 30, 2012 of $2.9 million, primarily related to outstanding mortgage notes payable of $35.8 million and a senior secured revolving credit facility with $91.1 million outstanding as of September 30, 2012. Interest expense for the nine months ended September 30, 2011 of $0.2 million primarily related to a mortgage note payable of $13.9 million and $51.5 million outstanding under the senior secured revolving credit facility as of September 30, 2011, both of which were only outstanding as of the closing of our formation transaction in connection with our IPO, which occurred in September 2011.

Discontinued Operations

During the nine months ended September 30, 2012 and September 30, 2011, we had two vacant properties classified as held for sale on the balance sheet and reported in discontinued operations on the statements of operations. On July 3, 2012, one of these properties was sold for $0.6 million of net proceeds. During the nine months ended September 30, 2012 and 2011, we had a net loss related to discontinued operations of $12,000 and $9,000, respectively. Impairments on held for sale properties for the nine months ended September 30, 2012 of $0.5 million represents the difference between the carrying value and estimated proceeds from the sale of the properties less estimated selling costs.

Cash Flows for the Nine Months Ended September 30, 2012

During the nine months ended September 30, 2012, net cash provided by operating activities was $3.4 million. The level of cash flows used in or provided by operating activities is affected by acquisition and transaction costs, the timing of interest payments and the amount of borrowings outstanding during the period, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities for the nine months ended September 30, 2012 included $3.3 million in acquisition and transaction related costs. Cash flows provided by operating activities during the nine months ended September 30, 2012 was mainly due to net income of $4.3 million (net loss of $3.6 million adjusted for non-cash items including depreciation and amortization, amortization of deferred financing costs, share based compensation and loss on held for sale properties of $7.9 million), an increase in deferred rent of $0.1 million and an increase in accounts payable and accrued expenses of $0.1 million, partially offset by an increase in prepaid and other assets of $1.1 million, primarily due to an increase in unbilled rent receivables in accordance with straight-line basis accounting.

Net cash used in investing activities for the nine months ended September 30, 2012 of $91.9 million, primarily related to the acquisition of 36 properties with an aggregate purchase price of $98.9 million, paid for with cash of $92.5 million and the issuance of OP units of $6.4 million. This cash outflow for acquisitions was partially offset by the sale of one vacant property for net proceeds of $0.6 million.

Net cash provided by financing activities of $89.2 million during the nine months ended September 30, 2012 related to $48.7 million of proceeds, net of repayments, from our senior secured revolving credit facility, $43.3 million of proceeds, net of offering-related costs, from the issuance of common and preferred stock and proceeds from mortgage notes payable of $5.5 million. These inflows were partially offset by distributions to common stockholders of $5.8 million, payments related to financing costs of $1.9 million, distributions to non-controlling interest holders of $0.4 million, and $0.2 million due from affiliated entities.

Appendix I-56

Cash Flows for the Nine Months Ended September 30, 2011

During the nine months ended September 30, 2011, net cash provided by operating activities was $0.2 million. The level of cash flows used in or provided by operating activities is affected by acquisition and transaction costs, the timing of interest payments and the amount of borrowings outstanding during the period, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities for the nine months ended September 30, 2011 included $0.6 million in acquisition and transaction related costs. Cash flows provided by operating activities during the nine months ended September 30, 2011 was mainly due to an increase in deferred rent of $0.7 million, which was partially offset by a net loss adjusted for non-cash items of $0.3 million (net loss of $0.7 million adjusted for depreciation and amortization of tangible and intangible real estate assets and amortization of deferred financing costs of $0.4 million), a decrease of $0.1 million in accounts payable and accrued expenses and an increase in prepaid and other assets of $48,000.

Net cash provided by financing activities of $0.6 million during the nine months ended September 30, 2011 related to proceeds from the issuance of common stock of $5.2 million and $0.3 million of proceeds from affiliated entities. These inflows were partially offset by payments related to offering costs of $3.9 million and payments related to financing costs of $1.0 million.

Liquidity and Capital Resources

In September 2011, we sold a total of 5.6 million shares of common stock in connection with our IPO. The shares began trading on NASDAQ under the symbol “ARCP” on September 7, 2011. We obtained our first 63 properties from the Contributor and commenced real estate operations in September 2011. As of September 30, 2012, we owned 124 properties with an aggregate original base purchase price of $235.7 million and one additional vacant property that was classified as held for sale.

We closed a follow-on offering on November 2, 2011 and sold 1.5 million shares of common stock. In addition, on November 7, 2011, the underwriters exercised their option to purchase an additional 0.1 million shares of common stock, which closed on November 7, 2011. On June 18, 2012, the Company sold in a follow-on offering a total of 3.25 million shares of common stock. In addition, on July 2, 2012, the underwriters exercised their option to purchase an additional 0.5 million shares, which closed on July 9, 2012. Through September 30, 2012, we have received net proceeds from the IPO and follow-on offerings of $118.9 million.

On May 11, 2012, we entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which we sold 0.5 million shares of our Series A convertible preferred stock for gross proceeds of $6.0 million and aggregate net proceeds of $5.8 million after offering-related fees and expenses.

On July 24, 2012, we entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which we sold 0.3 million shares of our Series B convertible preferred stock for proceeds of approximately $3.0 million. After deducting for offering-related fees and expenses, our aggregate net proceeds from the sale of our Series B convertible preferred stock were approximately $3.0 million.

On August 1, 2012, we filed a universal shelf registration statement and a resale registration statement with the SEC. Each registration statement became effective on August 17, 2012. The $500.0 million universal shelf registration statement, as amended, will enable us to grow our capital base over time while providing the flexibility to issue common stock, preferred stock, debt or equity-linked securities. The universal shelf was sized to reflect our current expectation of growth over the next three years. To date, no common stock, preferred stock, debt or equity-linked security has been issued under the universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests. To date, no common stock has been issued under the resale registration statement.

Appendix I-57

On September 7, 2011, we closed on a senior secured revolving credit facility with RBS Citizens, N.A. Through an “accordion feature,” subject to certain conditions, we may increase the total commitments under the credit facility to $150.0 million. The proceeds of loans made under the credit agreement may be used to finance the acquisition of net leased, investment or non-investment grade occupied properties and for other permitted corporate purposes. Up to $10.0 million of the facility is available for letters of credit. The credit agreement has a term of 36 months and matures on September 7, 2014, subject to our right to a 24-month extension. As of September 30, 2012, we had $91.1 million outstanding under this facility, which bore an interest rate of 2.7%. As of September 30, 2012, this facility was collateralized by 95 properties. Additional borrowings may become available under this facility based upon the availability of additional collateral, among other factors. As of September 30, 2012, based on the collateral available, this facility was fully utilized. However, as of September 30, 2012, we have $18.9 million available to fund future acquisitions of properties, which may be placed under this facility as collateral when acquired.

Our principal demands for funds will continue to be for property acquisitions, either directly or through investment interests, for the payment of operating expenses, dividends to our investors, and for the payment of principal and interest on our outstanding indebtedness. We expect to meet our future short-term operating liquidity requirements through a combination of net cash provided by our current property operations and the operations of properties to be acquired in the future. The majority of our net leases contain contractual rent escalations during the primary term of the lease. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from public and private offerings, proceeds from the sale of properties and undistributed funds from operations.

Acquisitions

Generally, cash needs for property acquisitions will be met through proceeds from the public or private stock offerings and financings. We may also from time to time enter into other agreements with third parties whereby third parties will make equity investments in specific properties or groups of properties that we acquire.

Our Manager evaluates potential acquisitions of real estate and real estate-related assets and engages in negotiations with sellers and borrowers on our behalf. Investors and stockholders should be aware that after a purchase contract is executed that contains specific terms the property will not be purchased until the successful completion of due diligence and negotiation of final binding agreements. During this period, we may decide to temporarily invest any unused proceeds from common stock offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Funds from Operations and Adjusted Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under accounting principles generally accepted in the United States of America (“GAAP”).

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the

Appendix I-58

value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and adjusted funds from operations (“AFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and AFFO measures and the adjustments to GAAP in calculating FFO and AFFO.

We consider FFO and FFO, as adjusted to exclude acquisition-related fees and expenses, or AFFO, useful indicators of the performance of a REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs in our peer group. Accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

Additionally, we believe that AFFO, by excluding acquisition-related fees and expenses, provides information consistent with management's analysis of the operating performance of the properties. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies, including exchange-traded and non-traded REITs.

As a result, we believe that the use of FFO and AFFO, together with the required GAAP presentations, provide a more complete understanding of our performance relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO and AFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. FFO and AFFO do not represent cash flows from operations as defined by GAAP, are not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as alternatives to net income, as determined in accordance with GAAP, for purposes of evaluating our operating performance. Other REITs may not define FFO in accordance with the current NAREIT definition (as we do) or may interpret the current NAREIT definition differently than we do and/or calculate AFFO differently than we do. Consequently, our presentation of FFO and AFFO may not be comparable to other similarly titled measures presented by other REITs.

Appendix I-59

The below table reflects the items deducted or added to net loss in our calculation of FFO and AFFO for the three and nine months ended September 30, 2012 (in thousands). Amounts are presented net of any non-controlling interest effect where applicable.

	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Net loss attributable to stockholders (in accordance with GAAP)	$(804)	$(3,474)
Loss on held for sale properties	44	428
Depreciation and amortization	2,611	5,717
FFO	1,851	2,671
Acquisition and transaction related costs	707	3,060
Amortization of above-market lease asset	52	52
Amortization of deferred financing costs	202	495
Straight-line rent	(218)	(555)
Non-cash equity compensation expense	472	792
AFFO	$3,066	$6,515

Dividends

The amount of dividends payable to our stockholders is determined by our Board of Directors and is dependent on a number of factors, including funds available for dividends, financial condition, capital expenditure requirements, as applicable, and annual dividend requirements needed to qualify and maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Operating cash flows are expected to increase as additional properties are acquired in our investment portfolio.

We, our Board of Directors and Manager share a similar philosophy with respect to paying our dividends. The dividends should principally be derived from cash flows generated from real estate operations. In order to improve our operating cash flows and our ability to pay dividends from operating cash flows, our Manager agreed to waive certain fees including asset management and incentive fees. Our Manager will determine if a portion or all of such fees will be waived in subsequent periods on a quarter-to-quarter basis. Base asset management fees waived during the nine months ended September 30, 2012 were $0.3 million; there were no incentive fees earned for the nine months ended September 30, 2012. The fees that were waived relating to the activity during 2012 are not deferrals and accordingly, will not be paid. Because our Manager waived certain fees that we owed, cash flow from operations that would have been used to pay such fees to our Manager was available to pay dividends to our stockholders. See Note 11 — Related Party Transactions and Arrangements in the consolidated financial statements within this report for further information on fees paid to and forgiven by our Manager.

The management agreement with our Manager provides for payment of the asset management fee only if the full amount of the dividends declared by us for the six immediately preceding months is equal to or greater than the amount of our AFFO. Our Manager will waive such portion of its management fee that, when added to our AFFO, without regard to the waiver of the management fee, would increase our AFFO so that it equals the dividends declared by us for the prior six months. For purposes of this determination, AFFO is FFO (as defined by NAREIT), adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO; and (iii) include impairments of real estate related investments, if any (including properties, loans receivable and equity and debt investments) which are deducted in computing FFO. Our Manager will determine if such fees will be partially or fully waived in subsequent periods on a quarter-to-quarter basis.

In addition, pursuant to our administrative support agreement with our Sponsor, our Sponsor had agreed to pay or reimburse us for certain of our general and administrative costs to the extent that the amount of our dividends declared until September 6, 2012, which was one year following the closing of our IPO exceed the amount of our AFFO in order that such dividends do not exceed the amount of our AFFO, computed without regard to such general and administrative costs paid for, or reimbursed, by our Sponsor.
Appendix I-60

As our real estate portfolio matures, we expect cash flows from operations to cover our dividends. As the cash flows from operations become more significant, our Manager may discontinue its past practice of forgiving fees and may charge the entire fee in accordance with the agreement with our Manager. There can be no assurance that our Manager will continue to waive earned asset management or incentive fees in the future.

The following table shows the sources for the payment of dividends to common stockholders for the three and nine months ended September 30, 2012 (dollars in thousands):

	Three Months Ended September 30, 2012		Nine Months Ended September 30, 2012
	Dividends	Percentage of Dividends	Dividends	Percentage of Dividends
Dividends paid in cash	$2,413		$5,554
Source of dividends:
Cash flows provided by operations(1)	2,256	93.5%	3,417	61.5%
Proceeds from financing activities	157	6.5%	2,137	38.5%
Total sources of dividends	$2,413	100.0%	$5,554	100.0%
Net loss attributable to stockholders (in accordance with GAAP)	$(804)		$(3,474)

(1)	Dividends paid from cash provided by operations are derived from cash flows from operations (GAAP basis) for the three and nine months ended September 30, 2012. Cash flows provided by operations include $0.8 million and $3.3 million of acquisition and transaction related expenses incurred during the three and nine months ended September 30, 2012.

Loan Obligations

The payment terms of our loan obligations vary. In general, only interest amounts are payable monthly with all unpaid principal and interest due at maturity. Some of our loan agreements stipulate that we comply with specific reporting and financial covenants mainly related to debt coverage ratios and loan to value ratios. Each loan that has these requirements has specific ratio thresholds that must be met. As of September 30, 2012, we were in compliance with the debt covenants under our loan agreements.

As of September 30, 2012, we had non-recourse mortgage indebtedness secured by real estate of $35.8 million. Our mortgage indebtedness bore interest at weighted average rate of 4.52% per annum and had a weighted average maturity of 3.8 years. We may in the future incur additional mortgage debt on the properties we currently own or use long-term non-recourse financing to acquire additional properties in the future.

On September 7, 2011, we closed on a senior secured revolving credit facility with RBS Citizens, N.A. Through an “accordion feature,” subject to certain conditions, we may increase the total commitments under the credit facility to $150.0 million. The proceeds of loans made under the credit agreement may be used to finance the acquisition of net leased, investment or non-investment grade occupied properties and for other permitted corporate purposes. Up to $10.0 million of the facility is available for letters of credit. The credit agreement has a term of 36 months and matures on September 7, 2014, subject to our right to a 24-month extension.

Any loan made under the credit facility shall bear floating interest at per annum rates equal to the one month London Interbank Offered Rate (“LIBOR”) plus 2.15% to 2.90% depending on our loan to value ratio as specified in the agreement. In the event of a default, the lender has the right to terminate its obligations under the credit agreement, including the funding of future loans, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The line of credit requires a fee of 0.15% on the unused balance if amounts outstanding under the facility are 50% or more of the total facility amount and 0.25% on the unused balance if amounts outstanding under the facility are 50% or less of the total facility amount.

Appendix I-61

As of September 30, 2012, there was $91.1 million outstanding on this facility, which bore an interest rate of 2.7%, collateralized by 95 properties. Additional borrowings may become available under this facility based upon the availability of additional collateral, among other factors. In September 2012, we expanded the facility to allow for additional future acquisitions. As a result, we had $18.9 million available for future acquisitions as of September 30, 2012.

As of September 30, 2012, we had aggregate indebtedness secured by real estate of $126.9 million, which was collateralized by 124 properties. At September 30, 2012, our corporate leverage ratio (total mortgage notes payable plus outstanding advances under our senior secured revolving credit facility less cash and cash equivalents divided by base purchase price of acquired properties) was 52.2%.

Contractual Obligations

The following is a summary of our contractual obligations as of September 30, 2012 (in thousands):

	Total	Remainder of 2012	2013 – 2014	2015 – 2016	Thereafter
Principal payments due on mortgage notes payable	$35,760	$—	$263	$25,527	$9,970
Interest payments due on mortgage notes payable	5,941	403	3,220	2,163	155
Principal payments due on senior secured revolving credit facility	91,090	—	91,090	—	—
Interest payments due on senior secured revolving credit facility	4,761	615	4,146	—	—
Total	$137,552	$1,018	$98,719	$27,690	$10,125

Election as a REIT

We qualified as a REIT under Sections 856 through 860 of the Code for U.S. federal income tax purposes for the year ended December 31, 2011. Shares of our common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership to no more than 9.8% in value of the aggregate of our outstanding shares of stock and not more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock. Consistent with our charter, our Board of Directors has increased such ownership limits as they apply to our Sponsor and its affiliates to no more than 28.0%, and has further limited the ownership limits as they apply to everyone else to no more than 5.25%, in value of the aggregate of our outstanding shares of stock and in value or in number of shares, whichever is more restrictive, of any class or series of our shares of stock. Consistent with our charter, our Board of Directors has granted an exemption from the ownership limits and established an excepted holder limit with respect to the holders of our Series A convertible preferred stock and Series B convertible preferred stock as it relates to all outstanding Series A convertible preferred stock and Series B convertible preferred stock, respectively.

We intend to continue to operate in such a manner to qualify for taxation as a REIT, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, and so long as we distribute at least 90% of our REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income. We believe we are organized and operating in such a manner as to continue to qualify to be taxed as a REIT for the taxable year ending December 31, 2012.

Appendix I-62

Inflation

We may be adversely impacted by inflation on any leases that do not contain indexed escalation provisions. In addition, our net leases may require the tenant to pay its allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with affiliates, whereby we pay certain fees or reimbursements to our Sponsor, our Manager or their affiliates for acquisition fees and expenses, organization and offering costs, asset management fees and reimbursement of operating costs and have in the past paid sales commissions and dealer manager fees. See Note 11 — Related Party Transactions and Arrangements in our financial statements included in this report for a discussion of the various related-party transactions, agreements and fees.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Appendix I-63

APPENDIX II:

American Realty Capital Trust III, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm.	Appendix II-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	Appendix II-3
Consolidated Statements of Operations for the Year Ended December 31, 2011 and the Period from October 15, 2010 (date of inception) to December 31, 2010	Appendix II-4
Consolidated Statement of Stockholders' Equity for the Year Ended December 31, 2011 and the Period from October 15, 2010 (date of inception) to December 31, 2010	Appendix II-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2011 and the Period from October 15, 2010 (date of inception) to December 31, 2010	Appendix II-6
Notes to Consolidated Financial Statements	Appendix II-7
Schedule III – Real Estate and Accumulated Depreciation at December 31, 2011	Appendix II-27
Consolidated Balance Sheets as of September 30, 2012 (Unaudited) and December 31, 2011	Appendix II-29
Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended September 30, 2012 and 2011 (Unaudited)	Appendix II-30
Consolidated Statement of Changes in Equity for the Nine Months Ended September 30, 2012 (Unaudited)	Appendix II-31
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2011 (Unaudited)	Appendix II-32
Notes to Consolidated Financial Statements (Unaudited)	Appendix II-33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix II-52

Appendix II-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
American Realty Capital Trust III, Inc.

We have audited the accompanying consolidated balance sheets of American Realty Capital Trust III, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2011 and the period from October 15, 2010 (date of inception) to December 31, 2010. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Trust III, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and the period from October 15, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 29, 2012

Appendix II-2

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	December 31, 2011	December 31, 2010
ASSETS
Real estate investments, at cost:
Land	$7,135	$—
Buildings, fixtures and improvements	54,585	—
Acquired intangible lease assets	10,733	—
Total real estate investments at cost	72,453	—
Less: accumulated depreciation and amortization	(499)	—
Total real estate investments, net	71,954	—
Cash and cash equivalents	16,183	—
Prepaid expenses and other assets	1,221	—
Deferred costs, net	639	402
Total assets	$89,997	$402
LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage note payable	$5,060	$—
Derivative, at fair value	98	—
Accounts payable and accrued expenses	716	202
Deferred rent	163	—
Distributions payable	504	—
Total liabilities	6,541	202
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, no shares issued and outstanding at December 31, 2011; no shares authorized, issued or outstanding at December 31, 2010	—	—
Common stock, $0.01 par value per share, 300,000,000 and 100,000 shares authorized, 10,356,402 and 20,000 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	104	—
Additional paid-in capital	86,643	200
Accumulated other comprehensive loss	(98)	—
Accumulated deficit	(3,193)	—
Total stockholders’ equity	83,456	200
Total liabilities and stockholders’ equity	$89,997	$402

The accompanying notes are an integral part of these statements.

Appendix II-3

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	Year Ended December 31, 2011	For the Period from October 15, 2010 (date of inception) to December 31, 2010
Revenues:
Rental income	$740	$—
Operating expense reimbursements	55	—
Total revenues	795	—
Operating expenses:
Property operating	67	—
Acquisition and transaction related	2,023	—
General and administrative	295	—
Depreciation and amortization	499	—
Total operating expenses	2,884	—
Operating loss	(2,089)	—
Other income (expenses):
Interest expense	(36)	—
Other income, net	1	—
Total other expenses	(35)	—
Net loss	$(2,124)	$—
Basic and diluted weighted average shares outstanding	1,763,190	20,000
Basic and diluted net loss per share	$(1.20)	$—

The accompanying notes are an integral part of these statements.

Appendix II-4

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands, except for share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Par Value
Balance, October 15, 2010	—	$—	$—	$—	$—	$—
Issuance of common stock	20,000	—	200	—	—	200
Balance, December 31, 2010	20,000	—	200	—	—	200
Issuance of common stock	10,298,053	104	102,092	—	—	102,196
Common stock offering costs, commissions and dealer manager fees	—	—	(15,940)	—	—	(15,940)
Common stock issued through distribution reinvestment plan	28,599	—	271	—	—	271
Distributions declared	—	—	—	—	(1,069)	(1,069)
Common stock redemptions	—	—	(25)	—	—	(25)
Contribution from affiliate	—	—	2	—	—	2
Share based compensation	9,750	—	34	—	—	34
Amortization of restricted shares	—	—	9	—	—	9
Designated derivative, fair value adjustment	—	—	—	(98)	—	(98)
Net loss	—	—	—	—	(2,124)	(2,124)
Total comprehensive loss	—	—	—	—	—	(2,222)
Balance, December 31, 2011	10,356,402	$104	$86,643	$(98)	$(3,193)	$83,456

The accompanying notes are an integral part of this statement.

Appendix II-5

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2011	Period from October 15, 2010 (date of inception) to December 31, 2010
Cash flows from operating activities:
Net loss	$(2,124)	$—
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	414	—
Amortization of intangibles	85	—
Amortization of deferred financing costs	5	—
Share based compensation	43	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(232)	—
Accounts payable and accrued expenses	469	—
Deferred rent	163	—
Net cash used in operating activities	(1,177)	—
Cash flows from investing activities:
Investment in real estate and other assets	(72,453)	—
Net cash used in investing activities	(72,453)	—
Cash flows from financing activities:
Proceeds from mortgage note payable	5,060	—
Payments of deferred financing costs	(644)	—
Proceeds from issuance of common stock, net	85,689	—
Contributions from affiliates	2	—
Distributions paid	(294)	—
Net cash provided by financing activities	89,813	—
Net change in cash and cash equivalents	16,183	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$16,183	$—
Supplemental Disclosures:
Cash paid for interest	32	—
Non-Cash Investing and Financing Activities:
Common stock issued through distribution reinvestment plan	271	—
Reclassification of deferred offering costs	—	402

The accompanying notes are an integral part of these statements.

Appendix II-6

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 1 — Organization

American Realty Capital Trust III, Inc. (the “Company”), incorporated on October 15, 2010, is a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for the taxable year ended December 31, 2011. On March 31, 2011, the Company commenced its initial public offering (the “IPO) on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11 (File No. 333-170298) (the “Registration Statement) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covers up to 25.0 million shares available pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company’s common stock holders may elect to have their distributions reinvested in additional shares of the Company’s common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock.

The Company sold 20,000 shares of common stock to American Realty Capital III Special Limited Partnership, LLC (the “Special Limited Partner”), an entity wholly owned by AR Capital, LLC (formerly American Realty Capital II, LLC) (the “Sponsor”) on October 20, 2010, at $10.00 per share. In August 2011, the Company had raised proceeds sufficient to break escrow in connection with the IPO. As of December 31, 2011, the Company had issued 10.4 million shares of common stock, including unvested restricted shares and shares issued pursuant to the DRIP. Total gross proceeds from these issuances were $102.7 million. As of December 31, 2011, the aggregate value of all common share issuances was $103.5 million, based on a per share value of $10.00 (or $9.50 for shares issued under the DRIP).

The Company was formed to primarily acquire a diversified portfolio of commercial properties, comprised primarily of free-standing single-tenant properties that are net leased to investment grade and other creditworthy tenants. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company may also originate or acquire first mortgage loans secured by real estate. American Realty Capital Advisors III, LLC (the “Advisor”), is the Company’s affiliated advisor. The Company purchased its first property and commenced real estate operations in September 2011. As of December 31, 2011, the Company owned 41 properties with an aggregate purchase price of $72.5 million, comprised of 426,829 square feet which were 100% leased.

Substantially all of the Company’s business is conducted through American Realty Capital Operating Partnership III, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holder of more than 99.9% of the units of the OP. The Advisor is the sole limited partner and owner of less than 0.1% (non-controlling interest) of the OP. The limited partner interest has the right to convert OP units for the cash value of a corresponding number of shares of common stock or, at the option of the OP, a corresponding number of shares of the Company's common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the limited partner interest are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has retained the Advisor to manage its affairs on a day-to-day basis. The Company has retained American Realty Capital Properties III, LLC (the “Property Manager”), an entity wholly owned by the Special Limited Partner, to serve as the Company’s property manager. Realty Capital Securities, LLC (the “Dealer Manager”), an affiliate of the Sponsor, serves as the dealer manager of the Company’s IPO. The Advisor, Property Manager and Dealer Manager are related parties and will receive compensation and fees for services related to the IPO and for the investment and management of the Company’s assets. Such entities will receive fees during the offering, acquisition, operational and liquidation stages.

Appendix II-7

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, to record investments in real estate, and derivative financial instruments and hedging activities, as applicable.

Real Estate Investments

The Company records acquired real estate at cost and makes assessments as to the useful lives of depreciable assets. The Company considers the period of future benefit of the asset to determine the appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 40 years for buildings, five to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets.

Impairment of Long Lived Assets

Operations related to properties that have been sold or properties that are intended to be sold are presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are designated as “held for sale” on the balance sheet.

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Allocation of Purchase Price of Acquired Assets

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and

Appendix II-8

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third-parties or on the Company's analysis of comparable properties in its portfolio. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, five to 15 years for building, equipment, fixtures and improvements, and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the Company in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from nine to 18 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangible assets related to customer relationships is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 5 to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing

Appendix II-9

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying consolidated balance sheets are substantially complete; however, there are certain items that the Company will finalize once the Company receives additional information. Accordingly, these allocations are subject to revision when final information is available, although the Company does not expect future revisions to have a significant impact on the Company's financial position or results of operations.

Intangible assets consist of the following as of December 31, 2011. The Company had no intangible assets at December 31, 2010 (amounts in thousands):

Intangible lease assets:
In-place leases, gross	$10,733
Accumulated amortization on in-place leases	(85)
In-place leases, net of accumulated amortization	$10,648

The following table provides the weighted-average amortization period as of December 31, 2011 for intangible assets and the projected amortization expense for the next five years (amounts in thousands):

	Weighted-Average Amortization Period in Years	2012	2013	2014	2015	2016
In-place leases:
Total to be included in depreciation and amortization expense	15.9	$761	$761	$761	$761	$761

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less.

The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit. At December 31, 2011, the Company had deposits of $16.2 million, of which $15.8 million were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result.

Deferred Costs

At December 31, 2011, amounts in deferred costs represent deferred financing costs. Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing, which result in such financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

At December 31, 2010, amounts in deferred costs represent deferred offering costs. Deferred offering costs represent costs incurred for the sale of common stock. Upon the commencement of the IPO in August 2011, all accumulated deferred offering costs were reclassified to additional paid-in capital.

Distribution Reinvestment Plan

The Company has adopted a DRIP, in which eligible stockholders may elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. No dealer manager fees or selling commissions are paid with respect to shares purchased pursuant to the DRIP. Participants purchasing shares pursuant to the

Appendix II-10

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

DRIP have the same rights and are treated in the same manner as if such shares were issued pursuant to the IPO. The Board of Directors may designate that certain cash or other distributions be excluded from the DRIP. The Company has the right to amend any aspect of the DRIP or terminate the DRIP with ten days' notice to participants. Shares issued under the DRIP are recorded to equity in the accompanying consolidated balance sheet in the period the distribution is declared. As of December 31, 2011, 28,599 shares with a value of $0.3 million have been issued through the DRIP.

Share Repurchase Program

The Company’s Board of Directors has adopted a Share Repurchase Program (“SRP”) that enables stockholders to sell their shares to the Company in limited circumstances. The SRP permits investors to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

Prior to the time that the Company’s shares are listed on a national securities exchange and until the Company establishes an estimated value for the shares, the purchase price per share will depend on the length of time investors have held such shares as follows: after one year from the purchase date — the lower of $9.25 or 92.5% of the amount they actually paid for each share; after two years from the purchase date — the lower of $9.50 or 95.0% of the amount they actually paid for each share; after three years from the purchase date — the lower of $9.75 or 97.5% of the amount they actually paid for each share; and after four years from the purchase date — the lower of $10.00 or 100% of the amount they actually paid for each share (in each case, as adjusted for any stock distributions, combinations, splits and recapitalizations). The Company expects to begin establishing an estimated value for its shares based on the value of its real estate and real estate-related investments beginning 18 months after the close of its offering. Beginning 18 months after the completion of the Company’s offering (excluding common shares issued under the DRIP), the Board of Directors will determine the value of the properties and the other assets based on such information as the Board determines appropriate, which is expected to include independent valuations of properties or of the Company as a whole.

The Company is only authorized to repurchase shares pursuant to the SRP using the proceeds received from the DRIP and will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from the DRIP in that same quarter. In addition, the Board of Directors may reject a request for redemption, at any time. Due to these limitations, the Company cannot guarantee that it will be able to accommodate all repurchase requests. Purchases under the SRP by the Company will be limited in any calendar year to 5% of the weighted average number of shares outstanding during the prior year, applied on a ratable basis to each quarterly period.

When a stockholder requests redemption and the redemption is approved by the Company’s Board of Directors, it will reclassify such obligation from equity to a liability based on the settlement value of the obligation. At December 31, 2011 and 2010, no shares were eligible to be redeemed as the one-year holding requirement had not yet been met; however, the Company approved the redemption of 2,500 shares for $25,000 representing an average share price of $10.00 at December 31, 2011 pursuant to the death and disability provision of the SRP. The amounts were paid in January 2012.

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions.

Appendix II-11

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statement of operations. If the derivative is designated and qualifies for hedge accounting treatment the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Revenue Recognition

Upon the acquisition of real estate, certain properties will have leases where minimum rent payments increase during the term of the lease. The Company will record rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred, as applicable.

The Company's revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Company defers the revenue related to lease payments received from tenants in advance of their due dates.

The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the consolidated statements of operations.

Organization, Offering, and Related Costs

Organization and offering costs (other than selling commissions and the dealer manager fee) of the Company may have been paid by the Advisor, the Company’s affiliated dealer manager, Realty Capital Securities, LLC (the “Dealer Manager”) or their affiliates on behalf of the Company. Such organization and offering costs represent all expenses to be paid by the Company in connection with the Offering, including but

Appendix II-12

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow related fees; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials and related Offering activities. Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company was obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor was obligated to reimburse the Company to the extent organization and offering costs (excluding selling commissions, the dealer manager fee and bona fide due diligence cost reimbursements) incurred by the Company in the Offering exceed 1.5% of gross offering proceeds. See Note 9 — Related Party Transactions and Arrangements for more information on amounts reimbursed to the Advisor and Dealer Manager.

Share-Based Compensation

The Company has a stock-based incentive award plan for its directors and an employee and director restricted share plan, which are accounted for under the guidance for share based payments. The guidance on share based compensation also requires the tax benefits associated with these share-based payments to be classified as financing activities in the consolidated statements of cash flows. See Note 11 — Share-Based Compensation for additional information on these plans.

Income Taxes

The Company intends to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2011. If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, and so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Per Share Data

Income (loss) per basic share of common stock is calculated by dividing net income (loss) less dividends on unvested restricted stock by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted income (loss) per share of common stock considers the effect of potentially dilutive shares of common stock outstanding during the period.

Reportable Segments

The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company's investments in real estate generate rental revenue and other income through the leasing of properties, which comprised 100% of its total consolidated revenues. Although the Company's investments in real estate will be geographically diversified throughout the United States, management evaluates operating performance on an individual property level. The Company's properties have been aggregated into one reportable segment.

Recent Accounting Pronouncements

In May 2011, the FASB issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as the Company’s own data. This guidance is largely consistent with current fair value measurement principles with few exceptions that do not result in a change in general practice. The guidance will be applied prospectively and will be effective for interim and annual reporting periods ending after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations as the guidance relates only to disclosure requirements.

Appendix II-13

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 2 — Summary of Significant Accounting Policies  – (continued)

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance does not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The guidance will be applied prospectively and will be effective for interim and annual reporting periods ending after December 15, 2011. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments of accumulated other comprehensive income, by component in both the statement and the statement where the reclassification is presented. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations but will change the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

In September 2011, the FASB issued guidance which modifies the requirements for testing for goodwill impairment, and gives entities the option to perform a qualitative assessment of goodwill before calculating the fair value of a reporting unit. If the entities determine based on the qualitative assessment that the fair value of a reporting unit is more likely than not less than the carrying value then further impairment tests would be required. Otherwise, further testing would not be needed. The guidance is effective for annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

In December 2011, the FASB issued guidance which contains new disclosure requirements regarding the nature of and entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards and will give the financial statement users information about both gross and net exposures. The guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3 — Real Estate Investments

The following table presents the allocation of the assets acquired during the year ended December 31, 2011. There were no property acquisitions during the period from October 15, 2010 (date of inception) to December 31, 2010 (amounts in thousands):

Real estate investments, at cost:
Land	$7,135
Buildings, fixtures and improvements	54,585
Total tangible assets	61,720
Acquired intangibles:
In-place leases	10,733
Cash paid for acquired real estate investments	$72,453
Number of properties purchased	41

Appendix II-14

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 3 — Real Estate Investments  – (continued)

The Company acquires and operates commercial properties. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company acquired the following properties, which are 100% leased, during the year ended December 31, 2011 (base purchase price and annualized average rental income/net operating income (“NOI”) in thousands):

Portfolio	Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Capitalization Rate(3)	Annualized Rental Income/NOI(4)	Annualized Rental Income/NOI per Square Foot
FedEx	Sep. 2011	1	45,832	14.7	$8,939	7.8%	$697	$15.21
Advance Auto	Sep. 2011	2	13,471	9.8	3,144	8.0%	252	18.71
Walgreens	Oct. & Nov. 2011	2	23,527	23.6	12,803	7.0%	895	38.04
Walgreens II	Oct. 2011	1	14,820	21.4	4,603	7.1%	327	22.06
Dollar General	Nov. 2011	11	109,349	13.7	12,452	8.2%	1,024	9.36
Dollar General II	Nov. 2011	5	45,156	14.0	4,503	8.4%	380	8.42
Walgreens III	Nov. 2011	1	14,820	20.9	4,932	7.4%	365	24.63
Dollar General III	Dec. 2011	1	10,714	14.9	1,311	8.2%	108	10.08
GSA(5)	Dec. 2011	1	6,255	8.2	1,973	8.4%	166	26.54
Dollar General IV	Dec. 2011	1	9,014	14.8	929	8.3%	77	8.54
FedEx II	Dec. 2011	1	11,403	11.5	2,972	7.6%	226	19.82
Family Dollar	Dec. 2011	2	16,100	9.3	1,784	9.1%	162	10.06
Dollar General V	Dec. 2011	8	74,601	14.2	7,846	8.3%	649	8.70
Dollar General VI	Dec. 2011	3	27,439	14.9	2,692	8.6%	231	8.42
GSA II(5)	Dec. 2011	1	4,328	13.9	1,570	8.6%	135	31.19
Total		41	426,829	15.9	$72,453	7.9%	$5,694	$13.34

(1)	Remaining lease term as of December 31, 2011, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis. Total remaining lease term is an average of the remaining lease term of the total portfolio.
(2)	Contract purchase price, excluding acquisition and transaction-related costs. Acquisition and transaction-related costs include legal and other closing costs on property.
(3)	Annualized rental income on a straight-line basis or annualized NOI as applicable, divided by base purchase price. Total capitalization rate is an average of the capitalization rate of the total portfolio.
(4)	Annualized rental income/NOI for net leases is rental income on a straight-line basis as of December 31, 2011, which includes the effect of tenant concessions such as free rent, as applicable. For modified gross leased properties amount is rental income on a straight-line basis as of December 31, 2011, which includes the effect of tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses.
(5)	Lease on the property is a modified gross lease. As such, annualized rental income/NOI for this property is rental income on a straight-line basis as of December 31, 2011, which includes the effect of tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses.

Appendix II-15

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 3 — Real Estate Investments  – (continued)

Future Lease Payments

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter as of December 31, 2011. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

Year	Future Minimum Base Rent Payments
2012	$5,779
2013	5,779
2014	5,779
2015	5,779
2016	5,779
Thereafter	62,605
$91,500

Tenant Concentration

The following table lists the tenants whose annualized rental income on a straight-line basis or NOI represented greater than 10% of total annualized rental income/NOI for the portfolio properties on a straight-line basis as of December 31, 2011. The Company held no properties at December 31, 2010:

Tenant
Dollar General	43.4%
Walgreens	27.9%
FedEx	16.2%

The termination, delinquency or non-renewal of one of the above tenants may have a material adverse effect on revenues. No other tenant represents more than 10% of annualized rental income as of December 31, 2011.

Geographic Concentration

The following table lists the states where the Company has concentrations of properties where annual rental income on a straight-line basis or NOI represented greater than 10% of consolidated annualized rental income/NOI as of December 31, 2011. The Company held no properties at December 31, 2010:

State
Texas	14.7%
Montana	12.2%

Appendix II-16

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 4 — Mortgage Notes Payable

In November 2011, the Company received proceeds of $5.1 million related to a mortgage note payable, secured by the FedEx property, which bears interest at a variable-rate of the One-Month London Interbank Offered Rate plus 2.25%. The interest rate on the mortgage note is fixed at 3.70% through an interest rate swap agreement. The mortgage note requires monthly payments of interest with the principal due at maturity in October 2016. As of December 31, 2011, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Note 5 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 —  Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 —  Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 —  Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2011, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

Appendix II-17

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 5 — Fair Value of Financial Instruments  – (continued)

The following table presents information about the Company’s assets (including derivatives) measured at fair value on a recurring basis as of December 31, 2011, aggregated by the level in the fair value hierarchy within which those instruments fall. There were no assets measured at fair value as of December 31, 2010 (amounts in thousands):

	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Derivatives:
Interest rate swap	$—	$98	$—	$98

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, accounts payable and distributions payable approximates their carrying value on the consolidated balance sheets due to their short-term nature. The fair values of the Company’s financial instruments that are not reported at fair value on the consolidated balance sheets are reported below. There were no financial instruments which require fair value disclosure as of December 31, 2010 (amounts in thousands):

	Carrying Amount at December 31, 2011	Fair Value at December 31, 2011
Mortgage note payable	$5,060	$5,060

Since the Company's mortgage note payable balance at December 31, 2011 includes only variable-rate debt with terms commensurate with the market, the carrying value of the mortgage note payable approximates fair value at December 31, 2011.

Note 6 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

Appendix II-18

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 6 — Derivatives and Hedging Activities  – (continued)

Derivatives are used to hedge the variable cash flows associated with existing or forecasted, variable-rate debt. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

As of December 31, 2011, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk. There were no derivative instruments as of December 31, 2010 (dollar amounts in thousands):

Interest Rate Derivative	Balance Sheet Location	Number of Instruments	Notional Amount	Fair Value
Interest Rate Swap	Derivative, at fair value	1	$5,060	$98

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that an additional $46,000 will be reclassified from other comprehensive income as an increase to interest expense.

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the year ended December 31, 2011 (amounts in thousands):

Amount of loss recognized in accumulated other comprehensive loss from interest rate derivative (effective portion)	$(111)
Amount of loss reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(13)
Amount of gain (loss) recognized in income on derivative as loss on derivative instruments (ineffective portion and amount excluded from effectiveness testing)	$—

Credit-risk-related Contingent Features

The Company has an agreement with its derivative counterparty that contains a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligation.

As of December 31, 2011, the fair value of the derivative in a liability position related to this agreement was $0.1 million. As of December 31, 2011, the Company has not posted any collateral related to this agreement and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligation under the agreement at its aggregate termination value of $0.1 million at December 31, 2011.

Appendix II-19

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 7 — Common Stock

On March 31, 2011, the Company’s IPO became effective. As of December 31, 2011 and December 31, 2010, the Company had 10.4 million and 20,000 shares of common stock outstanding from gross proceeds of $102.7 million and $0.2 million, respectively, including proceeds from shares issued pursuant to the DRIP.

On July 20, 2011, the Company’s Board of Directors declared a distribution rate equal to a 6.60% annualized rate based on the common stock price of $10.00. The first distribution was paid in October 2011 to stockholders of record on September 27, 2011, the date of the Company's first property acquisition, through December 31, 2011. The distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month at a rate of $0.00180821918 per day.

Note 8 — Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 9 — Related Party Transactions and Arrangements

The Special Limited Partner, an entity wholly owned by the Sponsor, owns 20,000 shares of the Company’s outstanding common stock.

The Advisor may provide expense support to the Company from time to time to assist the Company with operating cash flow, distributions or other operational purposes. For the year ended December 31, 2011, the Advisor provided $20,000 of expense support to the Company, which was recorded as an offset to general and administrative expense on the consolidated statement of operations for the year ended December 31, 2011. No expense support was provided to the Company for the period from October 15, 2010 (date of inception) to December 31, 2010. There can be no assurance that the Advisor will provide such expense support in the future.

The Advisor and its affiliates will receive compensation and reimbursement for services relating to the IPO and the investment and management of the Company’s assets. The Advisor and its affiliates may incur and pay costs and fees on behalf of the Company. All organization and offering costs incurred by the Company or its affiliated entities on behalf of the Company are reflected in the accompanying balance sheets. As of December 31, 2010, the Company had $16,000 payable to an affiliated entity for a cash advance. No such amounts were owed to affiliated entities at December 31, 2011. Additionally, the Company had accrued expenses payable to the Advisor and the Dealer Manager of $0.1 million and $46,000 as of December 31, 2011 and December 31, 2010, respectively, for services relating to the IPO and offering and other costs paid on behalf of the Company. The Company is responsible for offering and other costs related to the ongoing offering, excluding commissions and dealer manager fees, up to a maximum of 1.5% of gross proceeds received from its ongoing offering of common stock. As of December 31, 2011, offering and other costs the Company has incurred exceeded 1.5% of gross proceeds received from the IPO by $4.6 million. At the end of the offering, any such costs in excess of 1.5% of gross proceeds with be paid by the Advisor.

There were no fees or reimbursements paid to the Advisor or Dealer Manager during the period from October 15, 2010 (date of inception) to December 31, 2010 for the fees and reimbursements referenced in the remaining sections of this Note.

Appendix II-20

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 9 — Related Party Transactions and Arrangements  – (continued)

Fees Paid in Connection with the IPO

The Dealer Manager and Sponsor receive fees and compensation in connection with the sale of the Company’s common stock. The Dealer Manager receives a selling commission of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In addition, the Dealer Manager receives up to 3.0% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee. The Dealer Manager may reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers. Total commissions paid to the Dealer Manager for the year ended December 31, 2011 were $9.8 million.

The Company will reimburse the Advisor up to 1.5% of its gross offering proceeds. The following table details the results of such activities related to organizational and offering costs reimbursed to the Advisor for the year ended December 31, 2011 (amounts in thousands):

Organizational and offering expense reimbursements	$4,383

Fees Paid in Connection With the Operations of the Company

The Advisor receives an acquisition fee of 1.0% of the contract purchase price of each acquired property and is reimbursed for acquisition costs incurred in the process of acquiring properties, which is expected to approximate 0.5% of the contract purchase price. In no event will the total of all acquisition and advisory fees and acquisition expenses payable with respect to a particular investment exceed 4.5% of the contract purchase price. Once the proceeds from the IPO have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.

The Company will pay the Advisor an annual fee of up to 0.75% of average invested assets to provide asset management services. Average invested assets is defined as the average of the aggregate book value of assets invested, directly or indirectly, in properties, mortgage loans and other debt financing investments and other real estate-related investments secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves. However, the asset management fee shall be reduced by any amounts payable to the Property Manager as an oversight fee, such that the aggregate of the asset management fee and the oversight fee does not exceed 0.75% per annum of average invested assets. Such asset management fee shall be payable on a monthly basis, at the discretion of the Company’s Board, in cash, common stock or restricted stock grants, or any combination thereof. In addition, on a prospective basis, the Company’s Board of Directors, subject to the Advisor’s approval, may elect to issue performance based restricted shares in lieu of cash for any then unpaid amount of the asset management fee, in an amount not to exceed the limit for the asset management fee set forth in the advisory agreement. The asset management fee will be reduced to the extent that the Company’s funds from operations, as adjusted, during the six months ending on the last calendar quarter immediately preceding the date the asset management fee is payable is less than the distributions declared with respect to such six month period.

Unless the Company contracts with a third party, the Company will pay to an affiliate of the Sponsor a property management fee of up to 2% of gross revenues from the Company’s stand-alone single-tenant net leased properties and 4% of gross revenues from its multi-tenant properties, plus, in each case, market-based leasing commissions applicable to the geographic location of the property. The Company will also reimburse the affiliate for property level expenses. If the Company contracts directly with third parties for such services, the Company will pay them customary market fees and will pay the affiliated Property Manager, an oversight fee of up to 1.0% of the gross revenues of the property managed.

Appendix II-21

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 9 — Related Party Transactions and Arrangements  – (continued)

The Company will reimburse the Advisor’s costs of providing administrative services, subject to the limitation that it will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2% of average invested assets, or (b) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non cash reserves and excluding any gain from the sale of assets for that period. Additionally, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees or real estate commissions. No reimbursement was paid to the Advisor for providing administrative services for the year ended December 31, 2011.

If the Company’s Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 1.0% of the amount available and/or outstanding under such financing, subject to certain limitations.

The following tables detail amounts paid and reimbursed to affiliates and amounts contractually due and forgiven in connection with the operations related services described above for the year ended December 31, 2011 (amounts in thousands):

	Paid	Forgiven
One-time fees:
Acquisition fees and related cost reimbursements	$1,292	$—
Financing coordination fees	51	—
Other expense reimbursements	13	—
Ongoing fees:
Asset management fees(1)	—	72
Property management and leasing fees(1)	—	15
Total related party operation fees and reimbursements	$1,356	$87

(1)	These cash fees have been waived. The Company’s Board of Directors may elect, subject to the Advisor’s approval, on a prospective basis, to pay future asset management fees in the form of performance-based restricted shares.

As the Company’s real estate portfolio matures, the Company expects cash flows from operations (reported in accordance with GAAP) to cover a more significant portion of distributions and over time to cover the entire distribution. As the cash flows from operations become more significant, the Advisor may discontinue its past practice of forgiving fees and may charge the full fee owed to it in accordance with the Company’s agreements with the Advisor.

Fees Paid in Connection with the Liquidation or Listing of the Company’s Real Estate Assets

The Company will pay a brokerage commission on the sale of property, not to exceed the lesser of 2% of the contract sale price of the property and one-half of the total brokerage commission paid if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 6% of the contract sales price and a reasonable, customary and competitive real estate commission, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. No such fees were incurred or paid for the year ended December 31, 2011.

Appendix II-22

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 9 — Related Party Transactions and Arrangements  – (continued)

The Company will pay a subordinated participation in the net sales proceeds of the sale of real estate assets of 15% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 6% cumulative, pre-tax non-compounded return on the capital contributed by investors. The Company cannot assure that it will provide this 6% return but the Advisor will not be entitled to the subordinated participation in net sale proceeds unless the Company’s investors have received a 6% cumulative non-compounded return on their capital contributions. No such fees were incurred or paid for the year ended December 31, 2011.

The Company will pay a subordinated incentive listing distribution of 15% of the amount by which the adjusted market value of real estate assets plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 6% cumulative, pre-tax non-compounded annual return to investors. The Company cannot assure that it will provide this 6% return but the Advisor will not be entitled to the subordinated incentive listing fee unless investors have received a 6% cumulative, pre-tax non-compounded return on their capital contributions. No such fees were incurred or paid for the year ended December 31, 2011. Neither the Advisor nor any of its affiliates can earn both the subordination participation in the net proceeds and the subordinated incentive listing distribution.

Note 10 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 11 — Share-Based Compensation

Stock Option Plan

The Company has a stock option plan (the “Plan”) which authorizes the grant of nonqualified stock options to the Company’s independent directors, officers, advisors, consultants and other personnel, subject to the absolute discretion of the Board of Directors and the applicable limitations of the Plan. The exercise price for all stock options granted under the Plan will be fixed at $10.00 per share until the termination of the IPO, and thereafter the exercise price for stock options granted to the independent directors will be equal to the fair market value of a share on the last business day preceding the annual meeting of stockholders. A total of 500,000 shares have been authorized and reserved for issuance under the Plan. As of December 31, 2011 and December 31, 2010, no stock options were issued under the Plan.

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”), which provides for the automatic grant of 3,000 restricted shares of common stock to each of the independent directors, without any further action by the Company’s Board of Directors or the stockholders, on the date of initial election to the Board of Directors and on the date of each annual stockholder’s meeting. Restricted stock issued to independent directors will vest over a five-year period following the first anniversary of the date of grant in increments of 20% per annum. The RSP provides the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the

Appendix II-23

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 11 — Share-Based Compensation  – (continued)

Company and the Advisor and its affiliates or to entities that provide services to the Company. The total number of common shares granted under the RSP will not exceed 5.0% of the Company’s authorized common shares on a fully diluted basis at any time.

Restricted share awards entitle the recipient to receive common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. In March 2011, 6,000 shares were issued to independent directors under the RSP at a fair value of $10.00 per share. The fair value of the shares are being expensed over the vesting period of five years.

Compensation expense related to restricted stock was approximately $9,000 for the year ended December 31, 2011. There was no restricted stock granted during the period from October 15, 2010 (date of inception) to December 31, 2010.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company's directors. There are no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. The Company issued 3,750 shares of common stock to directors during the year ended December 31, 2011 in lieu of $34,000 of board fees earned for services performed. There were no such shares of common stock issued in lieu of cash during the period from October 15, 2010 (date of inception) to December 31, 2010.

Note 12 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the year ended December 31, 2011. The Company had no income or loss for the period from October 15, 2010 (date of inception) to December 31, 2010 (net loss in thousands):

Net loss	$(2,124)
Weighted average common shares outstanding	1,763,190
Net loss per share, basic and diluted	$(1.20)

As of December 31, 2011, the Company had 6,000 shares of unvested restricted stock outstanding which were excluded from the calculation of diluted loss per share as the effect would have been antidilutive.

Appendix II-24

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 13 — Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and the period from October 15, 2010 (date of inception) to December 31, 2010 (in thousands, except per share amounts):

		Quarters Ended
	Period from October 15, 2010 (Date of Inception) to December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Rental revenue	$—	$—	$—	$8	$732
Net loss	$—	$(16)	$(82)	$(496)	$(1,530)
Weighted average shares outstanding	20,000	20,000	20,000	685,340	6,270,579
Basic and diluted loss attributable to stockholders per share	$—	$(0.80)	$(4.10)	$(0.72)	$(0.24)

Note 14 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K, and determined that there have been no events that have occurred that would require adjustments to its disclosures in the consolidated financial statements except for the following:

Completion of Acquisitions of Assets

The following table presents certain information about the properties that the Company acquired from January 1, 2012 to February 15, 2012 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – December 31, 2011	41	426,829	$72,453
Acquisitions	25	490,737	85,121
Total portfolio – February 15, 2012	66	917,566	$157,574

(1)	Contract purchase price, excluding acquisition and transaction related costs.

The acquisitions made subsequent to December 31, 2011 were made in the normal course of business and none were individually significant to the total portfolio.

Financings

In January 2012, the Company received proceeds of $15.1 million related to a mortgage note payable, secured by 17 properties, which bears interest at a variable-rate of the One-Month London Interbank Offered Rate plus 2.495%. The interest rate on the mortgage note is fixed at 6.15% through an interest rate swap agreement. The mortgage note requires monthly payments of interest with the principal due at maturity in February 2022.

Additionally, in January 2012, the Company received proceeds of $24.4 million related to a mortgage note payable, secured by two properties, which bears interest at a variable-rate of the One-Month London Interbank Offered Rate plus 2.35%. The interest rate on the mortgage note is fixed at 3.75% through an interest rate swap agreement. The mortgage note requires monthly payments of interest with the principal due at maturity in February 2017.

Appendix II-25

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 14 — Subsequent Events  – (continued)

Sales of Common Stock

From January 1, 2012 to February 15, 2012, the Company issued 5.5 million shares of common stock, including shares issued under the DRIP. Total gross proceeds from these issuances were $54.3 million.

Appendix II-26

Real Estate and Accumulated Depreciation
Schedule III
December 31, 2011
(in thousands)

Property	City	State	Encumbrances at December 31, 2011	Initial Costs		Adjustment to Basis	Gross Amount Carried at December 31, 2011	Accumulated Depreciation
				Land	Buildings and Fixtures
Advance Auto	Houston	TX	$—	$248	$991	$—	$1,239	$14
Advance Auto	Houston	TX	—	343	1,029	—	1,372	15
Dollar General	Red Level	AL	—	120	680	—	800	6
Dollar General	Molina	FL	—	178	1,007	—	1,185	9
Dollar General	Maysville	MO	—	107	607	—	714	6
Dollar General	Forest	OH	—	76	681	—	757	6
Dollar General	New Matamoras	OH	—	123	696	—	819	7
Dollar General	Payne	OH	—	81	729	—	810	7
Dollar General	Pleasant City	OH	—	131	740	—	871	7
Dollar General	Poteet	TX	—	96	864	—	960	8
Dollar General	Progreso	TX	—	169	957	—	1,126	9
Dollar General	Rio Grande City	TX	—	137	779	—	916	7
Dollar General	Roma	TX	—	253	1,010	—	1,263	9
Dollar General II	Auxvasse	MO	—	72	650	—	722	3
Dollar General II	Conway	MO	—	37	694	—	731	3
Dollar General II	King City	MO	—	33	625	—	658	3
Dollar General II	Licking	MO	—	77	688	—	765	3
Dollar General II	Stanberry	MO	—	111	629	—	740	3
Dollar General III	Tarrant	AL	—	217	869	—	1,086	4
Dollar General IV	Monroeville	IN	—	112	636	—	748	—
Dollar General V	Tuscaloosa	AL	—	133	756	—	889	—
Dollar General V	Grand Ridge	FL	—	76	684	—	760	—
Dollar General V	St. Clair	MO	—	220	879	—	1,099	—
Dollar General V	Pleasant Hill	TN	—	39	747	—	786	—
Dollar General V	Lyford	TX	—	80	724	—	804	—
Dollar General V	Mellen	WI	—	79	711	—	790	—
Dollar General V	Minong	WI	—	38	727	—	765	—
Dollar General V	Solon Springs	WI	—	76	685	—	761	—
Dollar General VI	Edwards	MS	—	75	671	—	746	—
Dollar General VI	Greensville	MS	—	82	739	—	821	—
Dollar General VI	Walmut Grove	MS	—	71	641	—	712	—
Family Dollar	Madison	NE	—	37	703	—	740	—
Family Dollar	Floydada	TX	—	36	681	—	717	—
Fed Ex	Butte	MT	5,060	403	7,653	—	8,056	117
Fed Ex II	Belmont	NH	—	265	2,386	—	2,651	—
GSA	Cocoa	FL	—	253	1,435	—	1,688	7
GSA II	Craig	CO	—	129	1,159	—	1,288	—
Walgreens	Maplewood	NJ	—	1,071	6,071	—	7,142	30
Walgreens	Staten Island	NY	—	—	3,984	—	3,984	60
Walgreens II	Coalings	CA	—	396	3,568	—	3,964	54
Walgreens III	Stevensville	MI	—	855	3,420	—	4,275	17
Total			$5,060	$7,135	$54,585	$—	$61,720	$414

Each location is a single tenant, freestanding property. Each of the properties has a depreciable life of 40 years. Acquired intangible lease assets in the amount of $10.7 million allocated to individual properties are not reflected in the table above. The accumulated depreciation column excludes $0.1 million of amortization associated with acquired intangible lease assets.

Appendix II-27

A summary of activity for real estate and accumulated depreciation for the year ended December 31, 2011 (amounts in thousands):

Year Ended December 31, 2011
Real estate investments, at cost:
Balance at beginning of year	$—
Additions- acquisitions and improvements	61,720
Balance at end of the year	$61,720
Accumulated depreciation:
Balance at beginning of year	$—
Depreciation expense	414
Balance at end of the year	$414

There was no real estate activity for the period from October 15, 2010 (date of inception) to December 31, 2010.

Appendix II-28

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$143,346	$7,135
Buildings, fixtures and improvements	686,724	54,585
Acquired intangible lease assets	115,268	10,733
Total real estate investments, at cost	945,338	72,453
Less: accumulated depreciation and amortization	(16,712)	(499)
Total real estate investments, net	928,626	71,954
Cash and cash equivalents	691,674	16,183
Investment securities, at fair value	8,089	—
Restricted cash	1,212	—
Prepaid expenses and other assets	7,822	252
Receivable for issuance of common stock	4,320	969
Deferred costs, net	11,644	639
Total assets	$1,653,387	$89,997
LIABILITIES AND EQUITY
Mortgage notes payable	$156,730	$5,060
Derivatives, at fair value	4,122	98
Accounts payable and accrued expenses	3,163	716
Deferred rent	1,998	163
Distributions payable	9,251	504
Total liabilities	175,264	6,541
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 175,350,883 and 10,356,402 shares issued and outstanding at September 30, 2012 and December 31, 2011, respectively	1,753	104
Additional paid-in capital	1,537,766	86,643
Accumulated other comprehensive loss	(4,088)	(98)
Accumulated deficit	(60,308)	(3,193)
Total stockholders’ equity	1,475,123	83,456
Non-controlling interest	3,000	—
Total equity	1,478,123	83,456
Total liabilities and equity	$1,653,387	$89,997

The accompanying notes are an integral part of these financial statements.

Appendix II-29

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenues:
Rental income	$13,638	$8	$24,948	$8
Operating expense reimbursement	426	—	598	—
Total revenues	14,064	8	25,546	8
Operating expenses:
Property operating	762	2	1,102	2
Operating fees to affiliates	—	—	212	—
Acquisition and transaction related	13,817	420	24,087	420
General and administrative	360	82	797	180
Depreciation and amortization	8,900	—	16,213	—
Total operating expenses	23,839	504	42,411	602
Operating loss	(9,775)	(496)	(16,865)	(594)
Other income (expenses):
Interest expense	(2,318)	—	(4,723)	—
Other income, net	206	—	273	—
Total other expenses	(2,112)	—	(4,450)	—
Net loss	(11,887)	(496)	(21,315)	(594)
Net loss attributable to non-controlling interest	—	—	—	—
Net loss attributable to stockholders	$(11,887)	$(496)	$(21,315)	$(594)
Other comprehensive loss:
Designated derivatives, fair value adjustment	(1,198)	—	(4,024)	—
Unrealized gain on investment securities, net	34	—	34	—
Comprehensive loss	$(13,051)	$(496)	$(25,305)	$(594)
Basic and diluted weighted average common shares outstanding	134,186,453	685,340	72,007,149	244,217
Basic and diluted net loss per share attributable to stockholders	$(0.09)	$(0.72)	$(0.30)	$(2.43)

The accompanying notes are an integral part of these financial statements.

Appendix II-30

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands, except for share data)
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity	Non-Controlling Interest	Total Equity
	Number of Shares	Par Value
Balance, December 31, 2011	10,356,402	$104	$86,643	$(98)	$(3,193)	$83,456	$—	$83,456
Issuances of common stock	163,805,088	1,638	1,620,766	—	—	1,622,404	—	1,622,404
Common stock offering costs, commissions and dealer manager fees	—	—	(180,783)	—	—	(180,783)	—	(180,783)
Common stock issued through distribution reinvestment plan	1,327,659	13	12,600	—	—	12,613	—	12,613
Distributions declared	—	—	—	—	(35,800)	(35,800)	—	(35,800)
Common stock repurchases	(153,905)	(2)	(1,505)	—	—	(1,507)	—	(1,507)
Share based compensation, net of forfeitures	15,639	—	45	—	—	45	—	45
Contribution from non-controlling interest holder	—	—	—	—	—	—	3,000	3,000
Net loss	—	—	—	—	(21,315)	(21,315)	—	(21,315)
Other comprehensive loss	—	—	—	(3,990)	—	(3,990)	—	(3,990)
Balance, September 30, 2012	175,350,883	$1,753	$1,537,766	$(4,088)	$(60,308)	$1,475,123	$3,000	$1,478,123

The accompanying notes are an integral part of these financial statements.

Appendix II-31

AMERICAN REALTY CAPITAL TRUST III, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities:
Net loss	$(21,315)	$(594)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	13,171	—
Amortization of intangibles	3,042	—
Amortization of deferred financing costs	696	—
Share based compensation	45	6
Changes in assets and liabilities:
Prepaid expenses and other assets	(2,197)	(35)
Accounts payable and accrued expenses	1,418	59
Deferred rent	1,835	79
Net cash used in operating activities	(3,305)	(485)
Cash flows from investing activities:
Investment in real estate and other assets	(872,885)	(12,083)
Deposits for real estate investments	(4,914)	—
Purchase of investment securities	(8,055)	—
Net cash used in investing activities	(885,854)	(12,083)
Cash flows from financing activities:
Proceeds from mortgage notes payable	151,670	—
Payments of financing costs	(11,701)	(150)
Proceeds from issuance of common stock	1,619,053	25,337
Payments of offering costs and fees related to stock issuances	(180,365)	(6,267)
Proceeds from affiliates, net	(459)	(16)
Contributions from non-controlling interest holder	3,000	—
Distributions paid	(14,440)	—
Repurchases of common stock	(896)	—
Restricted cash	(1,212)	—
Net cash provided by financing activities	1,564,650	18,904
Net change in cash and cash equivalents	675,491	6,336
Cash and cash equivalents, beginning of period	16,183	—
Cash and cash equivalents, end of period	$691,674	$6,336
Supplemental Disclosures:
Cash paid for interest	$3,448	$—
Cash paid for income taxes	24	—
Non-Cash Investing and Financing Activities:
Common stock issued through distribution reinvestment plan	$12,613	$—
Accrued offering costs	900	795

The accompanying notes are an integral part of these financial statements.
Appendix II-32

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 1 — Organization

American Realty Capital Trust III, Inc. (the “Company”), was incorporated on October 15, 2010, as a Maryland corporation that qualified as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2011. On March 31, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11 (File No. 333-170298) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covers up to 25.0 million shares available pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company’s common stockholders may elect to have their distributions reinvested in additional shares of the Company’s common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock. The Company sold 20,000 shares of common stock to American Realty Capital III Special Limited Partnership, LLC (the “Special Limited Partner”), an entity wholly owned by AR Capital, LLC (the “Sponsor”) on October 20, 2010, at $10.00 per share. In August 2011, the Company had raised proceeds sufficient to break escrow in connection with the IPO.

As of August 31, 2012, the Company had issued the entire 150.0 million shares of common stock registered in connection with its IPO, plus 1.0 million DRIP shares, and as permitted, reallocated the remaining 24.0 million DRIP shares to the primary offering. In addition, on August 30, 2012, the Company registered an additional 25.0 million shares to be used under the DRIP pursuant to a registration statement on Form S-3 (File No. 333-183649). On September 28, 2012, the Company announced the close of the IPO following the successful achievement of its target equity raise of $1.7 billion, including the shares reallocated from the DRIP. As of September 30, 2012, the Company had 175.4 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP and had received total proceeds from these issuances of $1.7 billion. As of September 30, 2012, the aggregate value of all common share issuances, excluding unvested restricted stock, was $1.8 billion, based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

The Company was formed to primarily acquire a diversified portfolio of commercial properties, comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company may also originate or acquire first mortgage loans secured by real estate. American Realty Capital Advisors III, LLC (the “Advisor”), is the Company’s affiliated advisor. The Company purchased its first property and commenced real estate operations in September 2011. As of September 30, 2012, the Company owned 382 properties with an aggregate purchase price of $945.3 million, comprised of 7,859,173 square feet which were 100% leased.

Substantially all of the Company’s business is conducted through American Realty Capital Operating Partnership III, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holds substantially all of the equity interest in the OP. On September 28, 2012, the Company, the OP and an unaffiliated third party investor (the “Investor”) entered into a contribution agreement pursuant to which the OP issued 0.3 million operating partnership units (the “OP Units”) in exchange for a $3.0 million cash contribution by the Investor to the OP. As of September 30, 2012, the Advisor and the Investor are the sole limited partners and hold 202 and 0.3 million OP Units (non-controlling interest), respectively, which represent a nominal percentage of the aggregate equity interest. After holding the OP Units for a period of one year, or upon the liquidation of the OP or sale of substantially all of the assets of the OP, holders of the OP Units have the right to convert OP units for the cash value of a corresponding number of shares of common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the limited partner interest

Appendix II-33

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 1 — Organization  – (continued)

are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has retained the Advisor to manage its affairs on a day-to-day basis. The Company has retained American Realty Capital Properties III, LLC (the “Property Manager”), an entity wholly owned by the Special Limited Partner, to serve as the Company’s property manager. Realty Capital Securities, LLC (the “Dealer Manager”), an affiliate of the Sponsor, serves as the dealer manager of the Company’s IPO. The Advisor, Property Manager and Dealer Manager are related parties and will receive compensation and fees for services related to the IPO and for the investment and management of the Company’s assets. Such entities receive fees during the offering, acquisition, operational and liquidation stages.

On August 23, 2012, the Company retained UBS Investment Bank (“UBS”) as its financial advisor to assist in evaluating potential financing and strategic alternatives, consistent with the Company’s long-term business strategy.

Note 2 — Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company included herein were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of the results for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2011 and for the year then ended, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2012.

There have been no significant changes to these policies during the nine months ended September 30, 2012 other than the updates described below.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as the Company’s own data. This guidance was largely consistent with current fair value measurement principles with few exceptions that did not result in a change in general practice. The guidance was applied prospectively and was effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations as the guidance relates only to disclosure requirements.

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance did not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments out of accumulated other comprehensive income, by component, in both the statement and the statement where the reclassification is presented. This guidance was applied

Appendix II-34

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

prospectively and was effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations but changed the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

In September 2011, the FASB issued guidance that allows entities to perform a qualitative analysis as the first step in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative analysis for impairment is not required. The guidance was effective for interim and annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In December 2011, the FASB issued guidance which contains new disclosure requirements regarding the nature of and entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards and will give the financial statement users information about both gross and net exposures. The guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company does not expect the adoption to have a material impact on the Company’s financial position or results of operations.

Note 3 — Real Estate Investments

The following table presents the allocation of the assets acquired during the nine months ended September 30, 2012 and 2011 (dollar amounts in thousands):

	Nine Months Ended September 30,
	2012	2011
Real estate investments, at cost:
Land	$136,211	$994
Buildings, fixtures and improvements	632,139	9,673
Total tangible assets	768,350	10,667
Acquired intangibles:
In-place leases	104,535	1,416
Cash paid for acquired real estate investments	$872,885	$12,083
Number of properties purchased	341	3

Appendix II-35

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

The Company acquires and operates commercial properties. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company acquired the following properties, which are 100% leased, during the nine months ended September 30, 2012 (base purchase price and annualized net operating income (“NOI”) in thousands):

Portfolio	Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Capitalization Rate(3)	Annualized NOI(4)	Annualized Rental Income/NOI per Square Foot(5)
Portfolio as of Dec. 31, 2011		41	426,829	15.0	$72,453	7.9%	$5,742	$13.34
Family Dollar	Jan. 2012	5	43,860	8.0	5,105	9.1%	464	10.58
Express Scripts	Jan. 2012	1	227,467	9.3	42,642	7.8%	3,347	14.71
Tractor Supply	Jan. 2012	1	19,097	13.6	5,313	8.3%	442	23.14
FedEx II	Feb. & Mar. 2012	2	210,434	11.0	42,874	7.4%	3,183	15.13
Dollar General IV	Feb. & Mar. 2012	2	18,049	14.3	2,372	8.2%	195	10.80
Dollar General V	Feb. 2012	1	10,765	14.3	1,294	8.3%	107	9.94
Dollar General VII	Feb. & Mar. 2012	12	109,750	13.9	12,922	8.3%	1,075	9.79
Dollar General VIII	Feb. 2012	4	37,870	14.3	4,020	8.3%	335	8.85
Walgreens IV	Feb. 2012	6	87,659	18.8	27,990	7.0%	1,959	22.35
FedEx III	Feb. 2012	2	227,962	9.0	18,369	7.8%	1,431	6.28
GSA III(6)	Mar. 2012	1	35,311	10.1	7,300	8.0%	581	16.45
Family Dollar II	Feb. 2012	1	8,000	9.3	860	9.2%	79	9.88
Dollar General IX	Feb. 2012	2	19,592	14.0	2,237	8.3%	186	9.49
GSA IV(6)	Mar. 2012	1	18,712	8.7	4,852	8.3%	401	21.43
Dollar General X	Mar. 2012	1	10,640	14.5	1,252	8.5%	106	9.96
Advance Auto II	Mar. 2012	1	8,075	9.3	970	8.2%	80	9.91
Dollar General XI	Mar. & May 2012	4	36,154	14.4	4,205	8.3%	350	9.68
FedEx IV	Mar. 2012	1	63,092	9.3	4,176	7.9%	331	5.25
CVS	Mar. 2012	1	10,125	7.3	3,414	7.6%	261	25.78
Advance Auto III	Mar. 2012	1	7,000	9.5	1,890	8.1%	153	21.86
Family Dollar III	Mar. & May 2012	4	32,960	10.2	3,967	9.0%	359	10.89
Family Dollar IV	Mar., Apr., May & Jul. 2012	8	66,398	9.1	7,505	9.0%	675	10.17
Dollar General XII	Mar. 2012	1	10,566	14.5	988	8.3%	82	7.76
FedEx V	Apr. 2012	1	142,139	14.4	46,525	7.9%	3,669	25.81
Dollar General XIII	Apr., May, Jul., & Aug 2012	4	36,567	13.7	3,649	8.4%	306	8.37
Dollar General XIV	Apr. 2012	2	18,052	14.6	1,815	8.8%	159	8.81
Dollar General XV	Apr. to Sep. 2012	22	215,905	14.6	27,461	8.2%	2,240	10.37
Dollar General XVI	Apr. 2012	3	27,226	14.6	3,123	8.3%	260	9.55
Advance Auto IV	Apr. 2012	1	7,000	9.3	955	8.3%	79	11.29
Shaw’s Supermarkets	Apr. 2012	1	59,766	8.4	5,750	8.9%	513	8.58
Rubbermaid	Apr. 2012	1	660,820	10.3	23,125	7.7%	1,787	2.70
Citizens Bank	Apr. & May 2012	30	83,642	9.8	27,389	7.5%	2,061	24.64
Tire Kingdom	Apr. 2012	1	6,656	10.9	1,691	9.2%	155	23.29
Circle K	May 2012	1	2,680	11.6	1,911	7.7%	147	54.85
Family Dollar V	May 2012	4	32,306	8.9	3,934	9.1%	358	11.08
GSA V(6)	May 2012	1	15,915	8.6	5,500	8.0%	442	27.77
GSA VI(6)	May 2012	1	12,187	9.1	3,125	8.2%	257	21.09
General Mills	May 2012	1	359,499	11.0	33,108	7.7%	2,558	7.12
Walgreens V	May 2012	1	14,736	21.8	8,667	7.2%	625	42.41
NTW & Big O Tires	Jun. 2012	2	17,159	11.6	4,025	7.8%	312	18.18
Fresenius Medical	Jun. 2012	4	27,307	10.2	7,920	9.0%	713	26.11
Tractor Supply II	Jun. 2012	1	15,097	12.5	2,789	8.5%	238	15.76
Dollar General XVII	Jun. 2012	1	9,234	14.7	978	8.6%	84	9.10
FedEx VI	Jun. & Sep. 2012	3	162,547	10.9	20,092	7.6%	1,520	9.35

Appendix II-36

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

Portfolio	Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Capitalization Rate(3)	Annualized NOI(4)	Annualized Rental Income/NOI per Square Foot(5)
Advance Auto V	Jun. 2012	2	14,000	10.2	3,995	7.8%	310	22.14
Walgreens VI	Jun. 2012	4	58,410	20.0	20,900	6.6%	1,379	23.61
Advance Auto VI	Jun. 2012	1	5,000	10.7	997	8.1%	81	16.20
GSA VII(6)	Jul. 2012	1	21,000	13.8	3,520	7.4%	261	12.43
Dollar General XVIII	Jul. 2012	3	27,530	13.8	2,703	8.2%	222	8.06
Advance Auto VII	Jul. 2012	1	6,759	10.5	1,724	8.0%	138	20.42
Dollar General XIX	Jul. 2012	3	27,078	14.6	3,043	8.5%	258	9.53
FedEx VII	Jul. 2012	1	74,707	9.8	5,327	7.8%	416	5.57
Dollar General XX	Jul. & Aug. 2012	3	27,355	14.8	2,721	8.3%	227	8.30
Fresenius Medical II	Jul. 2012	1	9,304	11.6	3,247	8.2%	266	28.59
Family Dollar VI	Jul. 2012	2	16,000	9.0	2,237	9.1%	203	12.69
Dollar General XXI	Jul. & Sep. 2012	4	36,080	14.9	4,383	8.3%	364	10.09
Dollar General XXII	Jul. & Sep. 2012	2	18,114	14.9	1,961	8.3%	162	8.94
Advanced Auto & Bojangles	Jul. & Aug. 2012	14	65,266	12.8	$24,193	7.8%	$1,890	$28.96
Scotts Company	Jul. & Sep. 2012	3	551,249	10.3	19,050	7.9%	1,512	2.74
Walgreens VII	Jul. 2012	1	14,820	20.1	7,848	6.8%	534	36.03
Walgreens VIII	Jul. 2012	1	14,490	14.3	4,529	7.0%	317	21.88
West Marine	Jul. 2012	1	15,404	9.8	3,210	8.6%	277	17.98
Fresenius Medical III	Jul. 2012	2	14,792	11.1	4,811	8.4%	405	27.38
O’Reilly Auto	Aug. 2012	1	5,084	14.6	623	7.9%	49	9.64
Tractor Supply III	Aug. 2012	1	19,097	13.8	3,123	8.1%	254	13.30
CVS II	Aug. 2012	1	8,193	25.4	1,459	7.8%	113	13.79
Williams Sonoma	Aug. 2012	1	1,106,876	10.3	52,424	8.0%	4,179	3.78
Dollar General XXIII	Aug. 2012	2	18,126	14.8	2,142	8.1%	174	9.60
Bed Bath & Beyond	Aug. 2012	1	1,035,840	11.9	63,000	7.5%	4,717	4.55
Advance Auto VIII	Aug. 2012	1	6,779	10.4	1,712	7.9%	135	19.91
CVS III	Aug. 2012	1	12,941	11.9	5,072	6.9%	349	26.97
Dollar General XXIV	Aug. & Sep. 2012	28	259,736	14.8	31,266	7.9%	2,457	9.46
Circle K II	Aug. 2012	1	3,745	10.5	1,297	8.4%	109	29.11
Dollar General XXV	Aug. 2012	4	36,968	14.8	3,975	8.4%	332	8.98
Dollar General XXVI	Aug. 2012	24	220,490	12.4	25,195	7.7%	1,940	8.80
Dollar General XXVII	Aug. & Sep. 2012	3	28,618	14.9	3,413	8.5%	290	10.13
Family Dollar VII	Sep. 2012	1	8,000	10.5	999	9.0%	90	11.25
Dollar General XXVIII	Sep. 2012	3	27,078	13.7	3,098	8.0%	248	9.16
Family Dollar VIII	Sep. 2012	2	16,033	9.6	2,056	9.0%	185	11.54
FedEx VIII	Sep. 2012	1	13,334	14.9	4,326	7.6%	329	24.67
Family Dollar IX	Sep. 2012	1	8,320	10.8	1,042	9.0%	94	11.30
Krystal	Sep. 2012	22	47,874	20.0	27,613	9.0%	2,492	52.05
Mattress Firm I	Sep. 2012	1	24,000	11.2	1,852	8.6%	160	6.67
Price Rite I	Sep. 2012	1	42,100	15.4	4,555	7.8%	354	8.41
Circle K III	Sep. 2012	1	3,035	11.6	2,131	7.6%	161	53.05
FedEx IX	Sep. 2012	3	53,263	9.7	7,577	8.0%	606	11.38
Citizens Bank II	Sep. 2012	33	142,074	11.1	52,854	8.0%	4,214	29.66
Kum & Go	Sep. 2012	2	9,909	20.0	6,000	7.9%	473	47.73
Mattress Firm II	Sep. 2012	1	7,295	9.8	2,439	8.5%	207	28.38
Mattress Firm III	Sep. 2012	1	4,200	9.8	1,194	8.5%	102	24.29
2012 Acquisitions		341	7,432,344	12.5	872,885	7.9%	68,700	9.24
Portfolio as of September 30, 2012		382	7,859,173	12.7	$945,338	7.9%	$74,442	$9.47

Appendix II-37

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

(1)	Remaining lease term as of September 30, 2012, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis. Total remaining lease term is an average of the remaining lease term of the total portfolio.
(2)	Contract purchase price, excluding acquisition and transaction-related costs. Acquisition and transaction-related costs include legal and other property closing costs.
(3)	Annualized NOI divided by base purchase price. Total capitalization rate is an average of the capitalization rate of the total portfolio.
(4)	Annualized NOI for the three months ended September 30, 2012, or since acquisition date, for the property portfolio. Annualized NOI is annualized rental income on a straight-line basis, which includes the effect of tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses.
(5)	Annualized rental income/NOI as of September 30, 2012 for the in-place leases in the property portfolio on a straight-line basis, which includes the effect of tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses.
(6)	Buildings, fixtures and improvements have been provisionally allocated pending receipt of the cost segregation analysis on such assets being prepared by a third party specialist.

Future Lease Payments

The following table presents future minimum base rent cash payments due to the Company subsequent to September 30, 2012. These amounts exclude contingent rental payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

Future Minimum Base Rent Payments
October 1, 2012 to December 31, 2012	$18,175
2013	72,837
2014	73,169
2015	73,626
2016	74,039
Thereafter	640,261
Total	$952,107

Tenant Concentration

The following table lists the tenants whose annualized rental income on a straight-line basis or NOI represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis as of September 30, 2012 and 2011:

Tenant	September 30, 2012	September 30, 2011
FedEx	17.0%	73.4%
Dollar General	19.6%	*
Advance Auto	*	26.6%

*	The tenant’s annualized rental income/NOI on a straight-line basis was not greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis as of the period specified or the tenant was not part of the total portfolio of properties as of the period specified.

Appendix II-38

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

The termination, delinquency or non-renewal of one of the above tenants may have a material adverse effect on revenues. No other tenant represents more than 10% of annualized rental income as of September 30, 2012 and 2011.

Geographic Concentration

The following table lists the states where the Company has concentrations of properties whose annualized rental income on a straight-line basis or NOI represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis as of September 30, 2012 and 2011:

State	September 30, 2012	September 30, 2011
Montana	*	73.4%
Texas	*	26.6%

*	The state’s annualized rental income/NOI was not greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis as of the period specified.

Note 4 — Senior Revolving Credit Facility

On July 20, 2012, the Company, through the OP, entered into a senior revolving credit facility in the amount of $100.0 million with RBS Citizens, N.A. (“RBS”). The credit facility contains an “accordion” feature to allow the Company, under certain circumstances, to increase the aggregate commitments under the credit facility to a maximum of $250.0 million.

The credit facility is a revolving line of credit which has a term of 36 months, subject to the Company’s right to a 12-month extension. The Company will have the option, based upon its corporate leverage, to draw loans under the credit facility priced at either: (a) LIBOR, plus an applicable margin that ranges from 2.10% to 3.50%; or (b) the Base Rate, plus an applicable margin that ranges from 2.50% to 3.00%. Base Rate is defined in the credit facility as the greater of (i) the fluctuating annual rate of interest announced from time to time by RBS as its “prime rate” or (ii) 1.0% above the federal funds effective rate. The credit facility includes an unused fee per annum of 0.25% and 0.15%, if the unused balance of the facility exceeds or is less than 50% of the available facility, respectively.

The credit facility provides for monthly interest payments, with all principal outstanding being due on the maturity date in July 2015. Borrowings under the credit facility may be prepaid from time to time and at any time, in whole or in part, without premium or penalty, subject to reimbursement of certain costs and expenses. In the event of a default, each lender has the right to terminate its obligations under the credit facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The Company has guaranteed the obligations under the credit facility. The credit facility requires the Company to meet certain financial covenants, including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of September 30, 2012, the Company was in compliance with the debt covenants under the credit facility agreement.

As of September 30, 2012, the Company had no outstanding borrowing under this facility. The Company incurred approximately $50,000 in unused fees for the three and nine months ended September 30, 2012, respectively.

Appendix II-39

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 5 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
September 30, 2012	102	$156,730	4.60%	6.22
December 31, 2011	1	$5,060	3.75%	4.59

(1)	Mortgage notes payable have fixed rates or rates that are fixed through the use of interest rate hedging instruments. Effective interest rates range from 3.75% to 6.13% at September 30, 2012. The effective interest rate was 3.75% on the one mortgage note payable at December 31, 2011.
(2)	Weighted average remaining years until maturity as of the periods presented.

The following table summarizes the scheduled aggregate principal repayments subsequent to September 30, 2012 (amounts in thousands):

Future Principal Payments
October 1, 2012 to December 31, 2012	$—
2013	—
2014	—
2015	—
2016	5,060
Thereafter	151,670
Total	$156,730

The Company’s sources of mortgage loan financing generally require financial covenants, including restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of September 30, 2012, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Note 6 — Investment Securities

At September 30, 2012, the Company had investments in redeemable preferred stock and senior notes, accounted for as debt securities, with a fair value of $8.1 million. These investments are considered available-for-sale securities and therefore increases or decreases in the fair value of these investments are recorded in accumulated other comprehensive income as a component of equity on the balance sheet unless the securities are considered to be permanently impaired at which time the losses would be reclassified to expense.

The following table details the unrealized gains and losses on investment securities as of September 30, 2012. The Company did not have any such investments as of December 31, 2011 (in thousands):

	September 30, 2012
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities	$8,055	$41	$7	$8,089

The Company’s preferred stock investments are redeemable at the respective issuer’s option after five years from issuance. The senior notes have a weighted average maturity of 29.9 years and a weighted average interest rate of 5.7% at September 30, 2012.

Appendix II-40

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 7 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of September 30, 2012 and December 31, 2011, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

The Company has preferred units and senior note investments that are traded in active markets and therefore, due to the availability of quoted market prices in active markets, classified these investments as Level 1 in the fair value hierarchy.

Appendix II-41

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 7 — Fair Value of Financial Instruments  – (continued)

The following table presents information about the Company’s assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of September 30, 2012 and December 31, 2011, aggregated by the level in the fair value hierarchy within which those instruments fall (amounts in thousands):

	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
September 30, 2012
Investment securities	$8,089	$—	$—	$8,089
Interest rate swaps	$—	$(4,122)	$—	$(4,122)
December 31, 2011
Interest rate swap	$—	$(98)	$—	$(98)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the nine months ended September 30, 2012.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, other receivables, accounts payable and distributions payable approximates their carrying value on the consolidated balance sheets due to their short-term nature. The fair values of the Company’s financial instruments that are not reported at fair value on the consolidated balance sheets are reported below (amounts in thousands):

	Level	Carrying Amount at September 30, 2012	Fair Value at September 30, 2012	Carrying Amount at December 31, 2011	Fair Value at December 31, 2011
Mortgage notes payable	3	$156,730	$162,408	$5,060	$5,060

The fair value of the mortgage notes payable are estimated using a discounted cash flow analysis, based on the Advisor’s experience with similar types of borrowing arrangements.

Note 8 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Appendix II-42

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2012, such derivatives were used to hedge the variable cash flows associated with variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $1.5 million will be reclassified from other comprehensive income as an increase to interest expense.

As of September 30, 2012, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Balance Sheet Location	Number of Instruments	Notional Amount	Fair Value
Interest Rate Swaps	Derivatives, at fair value	7	$152,590	$(4,122)

As of December 31, 2011, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Balance Sheet Location	Number of Instruments	Notional Amount	Fair Value
Interest Rate Swap	Derivatives, at fair value	1	$5,060	$(98)

Derivatives Designated as Hedging Instruments

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the balance sheets as of September 30, 2012 and December 31, 2011 (amounts in thousands):

	Balance Sheet Location	September 30, 2012	December 31, 2011
Interest Rate Swaps	Derivatives, at fair value	$(4,122)	$(98)

Appendix II-43

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

The table below details the location in the consolidated financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three and nine months ended September 30, 2012 and 2011 (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Amount of loss recognized in accumulated other comprehensive loss from interest rate derivatives (effective portion)	$(1,541)	$(70)	$(4,702)	$(70)
Amount of loss reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(343)	$—	$(678)	$—
Amount of loss recognized in income on derivative (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing)*	$(91)	$—	$(91)	$—

*	The Company reclassified to interest expense, $91,000 of other comprehensive loss into earnings due to hedged forecasted transactions no longer probable of occurring.

Credit-risk-related Contingent Features

The Company has agreements with its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of September 30, 2012, the fair value of the derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $4.4 million. As of September 30, 2012, the Company has not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $4.4 million at September 30, 2012.

Note 9 — Common Stock

As of September 30, 2012 and December 31, 2011, the Company had 175.4 million and 10.4 million shares of common stock outstanding, from gross proceeds of $1.7 billion and $102.7 million, respectively, including restricted stock and shares issued pursuant to the DRIP. During October 2012, the Company collected the entire common stock issuance receivable outstanding as of September 30, 2012.

In July 2011, the Company’s board of directors authorized and the Company declared a distribution rate equal to a 6.60% annualized rate based on the common stock price of $10.00. The first distribution was paid in October 2011. The Company’s distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month at a rate of $0.001803279 per day. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

Appendix II-44

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 10 — Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 11 — Related Party Transactions and Arrangements

As of September 30, 2012 and December 31, 2011, the Special Limited Partner, an entity wholly owned by the Sponsor, owns 20,000 shares of the Company’s outstanding common stock.

Fees Paid in Connection with the IPO

The Dealer Manager and Sponsor receive fees and compensation in connection with the sale of the Company’s common stock in the IPO. The Dealer Manager receives a selling commission of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In addition, the Dealer Manager receives up to 3.0% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee. The Dealer Manager may reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers.

The Advisor and its affiliates receive compensation and reimbursement for services relating to the IPO. All offering costs incurred by the Company or its affiliated entities on behalf of the Company are charged to additional paid-in capital on the accompanying balance sheets. The following table details total commissions, fees and expense reimbursements incurred from the Advisor and Dealer Manager for the three and nine months ended September 30, 2012 and 2011 (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Commissions, fees and expense reimbursements incurred from the Advisor and Dealer Manager	$77,207	$3,266	$177,229	$3,795

The Company is responsible for offering and related costs from the IPO, excluding commissions and dealer manager fees, up to a maximum of 1.5% of gross proceeds received from its IPO of common stock as measured at the end of the offering. Offering costs in excess of the 1.5% cap as of the end of the offering are the Advisor’s responsibility. As of September 30, 2012, offering and related costs, excluding commissions and dealer manager fees, were equal to 1.5% of gross proceeds received from the IPO. As of September 30, 2012, cumulative offering costs were $196.7 million. Offering proceeds of $1.7 billion exceeded cumulative offering costs by $1.5 billion at September 30, 2012.

The Company had accrued expenses payable to the Advisor and Dealer Manager of $0.4 million and $0.1 million as of September 30, 2012 and December 31, 2011, respectively, for services relating to the IPO.

Appendix II-45

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

Fees Paid in Connection With the Operations of the Company

The Advisor receives an acquisition fee of 1.0% of the contract purchase price of each acquired property and is reimbursed for acquisition costs incurred in the process of acquiring properties, which is expected to approximate 0.5% of the contract purchase price. In no event will the total of all acquisition and advisory fees and acquisition expenses payable with respect to a particular investment exceed 4.5% of the contract purchase price. Once the proceeds from the IPO have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.

The Company pays the Advisor an asset management fee equal 0.75% per annum of the cost of the Company’s assets (cost includes the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but excludes acquisition fees) plus costs and expenses incurred by the Advisor in providing asset management services; provided, however, that the asset management fee is reduced by any amounts payable to the Property Manager as an oversight fee, such that the aggregate of the asset management fee and the oversight fee does not exceed 0.75% per annum of the cost of the Company’s assets plus costs and expenses incurred by the Advisor in providing asset management services. Prior to July 1, 2012, this fee was payable in monthly installments at the discretion of the Company’s board of directors in cash, common stock or restricted stock grants, or any combination thereof. Effective July 1, 2012, the payment of asset management fees in monthly installments in cash, shares or restricted stock grants, or any combination thereof to the Advisor was eliminated. Instead, the Company expects to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted partnership units of the OP designated as “Class B units,” which are intended to be profits interests and will vest, and no longer be subject to forfeiture, at such time as: (x) the value of the OP’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors without cause; (2) a listing; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to the Company (the “performance condition”). Such Class B units will be forfeited immediately if: (a) the advisory agreement is terminated other than by an affirmative vote of a majority of the Company’s independent directors without cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of the Company’s independent directors without cause before the economic hurdle has been met. When and if approved by the board of directors, the Class B units are expected to be issued to the Advisor quarterly in arrears pursuant to the terms of the OP agreement. As of September 30, 2012, the Company does not consider achievement of the performance condition to be probable. The value of issued Class B units will be determined and expensed, when the Company deems the achievement of performance condition to be probable. The Advisor will receive distributions on unvested Class B units equal to the distribution rate received on the Company’s common stock. Such distributions on issued Class B units will be included as operating fees to affiliates in the consolidated statement of operations until the performance condition is considered probable to occur. No Class B units have been approved by the board of directors or issued as of September 30, 2012 or through the date of the filing of this Form 10-Q.

Unless the Company contracts with a third party, the Company will pay to an affiliate of the Sponsor a property management fee of up to 2% of gross revenues from the Company’s stand-alone single-tenant net leased properties and 4% of gross revenues from its multi-tenant properties, plus, in each case, market-based leasing commissions applicable to the geographic location of the property. The Company will also reimburse the affiliate for property level expenses. If the Company contracts directly with third parties for such services, the Company will pay them customary market fees and will pay the affiliated Property Manager, an oversight fee of up to 1.0% of the gross revenues of the property managed.

Appendix II-46

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

If the Company’s Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing, subject to certain limitations.

The following table details amounts paid and reimbursed to affiliates and amounts contractually due and forgiven in connection with the operations related services described above for the three and nine months ended September 30, 2012 and 2011 (amounts in thousands):

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011
	Incurred	Forgiven	Incurred	Forgiven(1)
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements	$7,569	$—	$196	$—
Financing coordination fees	1,055	—	—	—
Other expense reimbursements	88	—
Ongoing fees:
Asset management fees(1)(2)	—	—	—	1
Property management fees	—	250	—	—
Total related party operation fees and reimbursements	$8,712	$250	$196	$1

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011
	Incurred	Forgiven(1)	Incurred	Forgiven(1)
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements	$15,075	$—	$196	$—
Financing coordination fees	2,100	—	—	—
Other expense reimbursements	390	—
Ongoing fees:
Asset management fees(1)(2)	212	849	—	1
Property management fees	—	456	—	—
Total related party operation fees and reimbursements	$17,777	$1,305	$196	$1

(1)	Asset management fees through June 30, 2012, have been waived. Effective July 1, 2012, the Company expects to issue (subject to approval by the board of directors) to the Advisor restricted performance-based Class B units for asset management fees, which will be forfeited immediately if certain conditions occur. No Class B units have been issued as of September 30, 2012 or through the date of the filing of this Form 10-Q.
(2)	As of September 30, 2012, the Company had a receivable of $0.5 million, primarily for asset management fees to be refunded by the Advisor.

The Company will reimburse the Advisor’s costs of providing administrative services, subject to the limitation that it will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2% of average invested assets, or (b) 25% of net income other than any additions to reserves for depreciation, bad

Appendix II-47

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

debt or other similar non cash reserves and excluding any gain from the sale of assets for that period. Additionally, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees or real estate commissions. No reimbursement was paid to the Advisor for providing administrative services for the three and nine months ended September 30, 2012 and 2011.

The Advisor may provide expense support to the Company from time to time to assist the Company with operating cash flow, distributions or other operational purposes. For the nine months ended September 30, 2012, the Advisor provided $0.1 million of expense support to the Company, which was recorded as an offset to general and administrative expense within the consolidated statements of operations. No expense support was provided to the Company for the three months ended September 30, 2012 and 2011, and the nine months ended September 30, 2011. There can be no assurance that the Advisor will provide such expense support in the future.

As the Company’s real estate portfolio matures, the Company expects cash flows from operations (reported in accordance with GAAP) to cover a more significant portion of distributions and over time to cover the entire distribution. As the cash flows from operations become more significant, the Advisor may discontinue its past practice of forgiving fees and may charge the full fee owed to it in accordance with the Company’s agreements with the Advisor.

Fees Paid in Connection with the Liquidation or Listing of the Company’s Real Estate Assets

The Company will pay a brokerage commission on the sale of property, not to exceed the lesser of 2% of the contract sale price of the property and one-half of the total brokerage commission paid if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 6% of the contract sales price and a reasonable, customary and competitive real estate commission, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. No such fees were incurred or paid for the three and nine months ended September 30, 2012 and 2011.

The Company will pay a subordinated participation in the net sales proceeds of the sale of real estate assets of 15% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 6% cumulative, pre-tax non-compounded return on the capital contributed by investors. The Company cannot assure that it will provide this 6% return but the Advisor will not be entitled to the subordinated participation in net sale proceeds unless the Company’s investors have received a 6% cumulative non-compounded return on their capital contributions. No such fees were incurred or paid for the three and nine months ended September 30, 2012 and 2011.

The Company will pay a subordinated incentive listing distribution of 15% of the amount by which the market value of all issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 6% cumulative, pre-tax non-compounded annual return to investors. The Company cannot assure that it will provide this 6% return but the Advisor will not be entitled to the subordinated incentive listing fee unless investors have received a 6% cumulative, pre-tax non-compounded return on their capital contributions. No such fees were incurred or paid for the three and nine months ended September 30, 2012 and 2011. Neither the Advisor nor any of its affiliates can earn both the subordination participation in the net proceeds and the subordinated incentive listing distribution.

Upon termination or non-renewal of the advisory agreement, the Advisor shall be entitled to receive distributions from the OP pursuant to a special limited partnership interest payable in the form of a

Appendix II-48

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

non-interest-bearing promissory note. In addition, the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Note 12 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 13 — Share-Based Compensation

Stock Option Plan

The Company has a stock option plan (the “Plan”) which authorizes the grant of nonqualified stock options to the Company’s independent directors, officers, advisors, consultants and other personnel, subject to the absolute discretion of the board of directors and the applicable limitations of the Plan. The exercise price for all stock options granted under the Plan will be fixed at $10.00 per share until the termination of the IPO, and thereafter the exercise price for stock options granted to the independent directors will be equal to the fair market value of a share on the last business day preceding the annual meeting of stockholders. A total of 0.5 million shares have been authorized and reserved for issuance under the Plan. As of September 30, 2012 and December 31, 2011, no stock options were issued under the Plan.

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”), which provides for the automatic grant of 3,000 restricted shares of common stock to each of the independent directors, without any further action by the Company’s board of directors or the stockholders, on the date of initial election to the board of directors and on the date of each annual stockholder’s meeting. Restricted stock issued to independent directors will vest over a five-year period following the first anniversary of the date of grant in increments of 20% per annum. The RSP provides the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company. The fair market value of any shares of restricted stock granted under the RSP, together with the total amount of acquisition fees, acquisition expense reimbursements, asset management fees, financing coordination fees, disposition fees and subordinated distributions by the operating partnership payable to the Advisor (or its assignees), shall not exceed (a) 6% of all properties’ aggregate gross contract purchase price, (b) as determined annually, the greater, in the aggregate, of 2% of average invested assets and 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, (c) disposition fees, if any, of up to 3% of the contract sales price of all properties that we sell and (d) 15% of remaining net sales proceeds after return of capital contributions plus payment to investors of a 6% cumulative, pre-tax, non-compounded return on the capital contributed by investors. Additionally, the total number of common shares granted under the RSP will not exceed 5.0% of the Company’s authorized common shares on a fully diluted basis at any time.

Appendix II-49

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 13 — Share-Based Compensation  – (continued)

Restricted share awards entitle the recipient to receive common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until the restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares.

The following table reflects restricted stock award activity for the nine months ended September 30, 2012:

	Number of Common Shares	Weighted-Average Issue Price
Unvested, December 31, 2011	6,000	$10.00
Granted	15,000	$9.40
Vested	(600)	$10.00
Forfeitures	(3,000)	$10.00
Unvested, September 30, 2012	17,400	$9.48

Compensation expense related to restricted stock was approximately $9,000 and $3,000 for the three months ended September 30, 2012 and 2011, respectively. The compensation expense related to restricted stock for the nine months ended September 30, 2012 and 2011 were $12,000 and $6,000, respectively. The fair value of these shares are being expensed over the vesting period of five years.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company’s directors. There are no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. There were 3,639 shares of common stock issued during the nine months ended September 30, 2012 in lieu of $32,750 of board fees earned for services performed. No such shares were issued during the nine months ended September 30, 2011.

Note 14 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share attributable to stockholders computation for the three and nine months ended September 30, 2012 and 2011 (in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net loss attributable to stockholders	$(11,887)	$(496)	$(21,315)	$(594)
Weighted average common shares outstanding	134,186,453	685,340	72,007,149	244,217
Net loss per share attributable to stockholders, basic and diluted	$(0.09)	$(0.72)	$(0.30)	$(2.43)

As of September 30, 2012, the Company had 17,400 shares of unvested restricted stock outstanding which were excluded from the calculation of diluted loss per share as the effect would have been antidilutive.

Appendix II-50

AMERICAN REALTY CAPITAL TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

Note 15 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have been no events that have occurred that would require adjustments to its disclosures in the consolidated financial statements except for the following:

Completion of Acquisitions of Assets

The following table presents certain information about the properties that the Company acquired from October 1, 2012 to November 13, 2012 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – September 30, 2012	382	7,859,173	$945,338
Acquisitions	30	1,803,782	126,729
Total portfolio – November 13, 2012	412	9,662,955	$1,072,067

(1)	Contract purchase price, excluding acquisition and transaction related costs.

The acquisitions made subsequent to September 30, 2012 were made in the normal course of business and none were individually significant to the total portfolio.

From October 1, 2012 to November 13, 2012, the Company purchased investment securities at cost of $25.8 million.

Financings

On October 2, 2012, the Company entered into a $28.4 million mortgage note payable with Bank of Texas. The mortgage note has a five year term with an interest rate of 3.28%, which is fixed through the use of an interest rate hedging instrument. The mortgage note is encumbered with one property.

Impacts of Hurricane Sandy

The Company is communicating with its tenants to evaluate whether any of its properties may have been affected by Hurricane Sandy in a manner that would have resulted in any property damage or financial impact, as well as the Company’s ability to recover, through its insurance policies, any loss due to interruption of business or damage to any property. While the Company believes its property and other insurance will significantly defray the cost of fixing any damage and compensating the Company for any loss, there can be no assurance that such insurance will be sufficient to compensate the Company for construction costs or lost revenue and an estimate cannot be made at this time.

Appendix II-51

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements of American Realty Capital Trust III, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to American Realty Capital Trust III, Inc., a Maryland corporation, and, as required by context, to American Realty Capital Operating Partnership III, L.P. (the “OP”), a Delaware limited partnership, and its subsidiaries. American Realty Capital Trust III, Inc. is externally managed by American Realty Capital Advisors III, LLC (the “Advisor”), a Delaware limited liability company.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of American Realty Capital Trust III, Inc. (the “Company,” “we” “our” or “us”) and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We have a limited operating history and the Advisor has limited experience operating a public company. This inexperience makes our future performance difficult to predict.
•	All of our executive officers are also officers, managers and/or holders of a direct or indirect controlling interest in our Advisor, our dealer manager, Realty Capital Securities, LLC (the “Dealer Manager”) and other American Realty Capital affiliated entities. As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor’s compensation arrangements with us and other investment programs advised by American Realty Capital affiliates and conflicts in allocating time among these investment programs and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other American Realty Capital advised investment programs, our Advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	While we are raising capital and investing the proceeds of our ongoing initial public offering (“IPO”), the competition for the type of properties we desire to acquire may cause our distributions and the long-term returns of our investors to be lower than they otherwise would be.
•	No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
•	If we and our Advisor are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions.
•	Our initial IPO, which commenced on March 31, 2011, is a blind pool offering, and you may not have the opportunity to evaluate our investments before you make your purchase of our common stock, thus making your investment more speculative.
•	We may be unable to pay or maintain cash distributions or increase distributions over time.
•	We are obligated to pay substantial fees to our Advisor and its affiliates.
•	We depend on tenants for our revenue, and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.

Appendix II-52

•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.
•	We may not generate cash flows sufficient to pay our distributions to stockholders, as such we may be forced to borrow at higher rates or depend on our Advisor to waive reimbursements of certain expenses and fees to fund our operations.
•	We are subject to risks associated with the significant dislocations and liquidity disruptions currently existing or occurring in the United States credit markets.
•	We may fail to qualify or continue to qualify to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended, and thus subject to regulation under the Investment Company Act of 1940, as amended.

Overview

We are a Maryland corporation, incorporated on October 15, 2010, that qualified as a REIT for U.S. federal income tax purposes for the taxable year ended December 31, 2011. On March 31, 2011, we commenced our ongoing IPO on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share, at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11 (File No. 333-170298) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covers up to 25.0 million shares available pursuant to a distribution reinvestment plan (the “DRIP”) under which our common stockholders may elect to have their distributions reinvested in additional shares of our common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock.

We sold 20,000 shares of common stock to American Realty Capital III Special Limited Partnership, LLC (the “Special Limited Partner”), an entity wholly owned by AR Capital, LLC (the “Sponsor”) on October 20, 2010, at $10.00 per share. In August 2011, we had raised proceeds sufficient to break escrow in connection with our IPO. As of August 31, 2012, we had issued the entire 150.0 million shares of common stock registered in connection with our IPO, plus 1.0 million DRIP shares, and as permitted, reallocated the remaining 24.0 million DRIP shares to the primary offering. In addition, on August 30, 2012, we registered an additional 25.0 million shares to be used under the DRIP. On September 28, 2012, we announced the closure of the IPO following the successful achievement of our target equity raise of $1.7 billion, including the shares reallocated from the DRIP. As of September 30, 2012, we had 175.4 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP and had received total proceeds from these issuances of $1.7 billion. As of September 30, 2012, the aggregate value of all common share issuances, excluding unvested restricted stock, was $1.8 billion, based on a per share value of $10.00 (or $9.50 for shares issued under the DRIP).

We were formed to primarily acquire a diversified portfolio of commercial properties, comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. All such properties may be acquired and operated by us alone or jointly with another party. We may also originate or acquire first mortgage loans secured by real estate. American Realty Capital Advisors III, LLC (the “Advisor”), is our affiliated advisor. We purchased our first property and commenced real estate operations in September 2011. As of September 30, 2012, we owned 382 properties with an aggregate purchase price of $945.3 million, comprised of 7.9 million square feet which were 100% leased. As of September 30, 2012, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 80% (We have attributed the rating of each parent company to its wholly owned subsidiary for purposes of this disclosure.).

Substantially all of our business is conducted through American Realty Capital Operating Partnership III, L.P. (the “OP”). We are the sole general partner and holder of substantially all of the equity interest in the OP. On September 28, 2012, we, the OP, and an unaffiliated third party investor (the “Investor”) entered into a contribution agreement pursuant to which the OP issued 0.3 million operating partnership units (the “OP Units”) in exchange for a $3.0 million cash contribution by the Investor to the OP. As of September 30, 2012,

Appendix II-53

the Advisor and the Investor are the sole limited partners and hold 202 and 0.3 million OP Units (non-controlling interest), respectively, which represent a nominal percentage of the aggregate equity interest. After holding the OP Units for a period of one year, or upon the liquidation of the OP or sale of substantially all of the assets of the OP, holders of the OP Units have the right to convert OP units for the cash value of a corresponding number of shares of common stock or, at the option of the OP, a corresponding number of shares of our common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the limited partner interest are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

We have no paid employees. We have retained our Advisor to manage our affairs on a day-to-day basis. We have retained American Realty Capital Properties III, LLC (the “Property Manager”), an entity wholly owned by the Special Limited Partner, to serve as our property manager. Realty Capital Securities, LLC (the “Dealer Manager”), an affiliate of the Sponsor, serves as the dealer manager of our IPO. The Advisor, Property Manager and Dealer Manager are related parties and will receive compensation and fees for services related to the IPO and for the investment and management of our assets. Such entities receive compensation and fees during the offering, acquisition, operational and liquidation stages.

On August 23, 2012, we retained UBS Investment Bank (“UBS”) as our financial advisor to assist in evaluating potential financing and strategic alternatives, consistent with our long-term business strategy.

Real estate-related investments may be higher-yield and higher-risk investments that our Advisor will actively manage, if we elect to acquire such investments. The real estate-related investments in which we may invest include: (i) mortgage loans; (ii) equity securities such as common stocks, preferred stocks and convertible preferred securities of real estate companies; (iii) debt securities, such as mortgage-backed securities, commercial mortgages, mortgage loan participations and debt securities issued by other real estate companies; and (iv) certain types of illiquid securities, such as mezzanine loans and bridge loans. As of September 30, 2012, we have made investments in redeemable preferred stock and senior notes of $8.1 million.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Offering and Related Costs

Offering and related costs include all expenses incurred in connection with our IPO. Offering costs (other than selling commissions and the dealer manager fees) include costs that may be paid by the Advisor, the Dealer Manager or their affiliates on our behalf. These costs include but are not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow service related fees; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for a portion of the costs of its employees and other costs in connection with preparing supplemental sales materials and related offering activities. We are obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that the Advisor is obligated to reimburse us to the extent organization and offering costs (excluding selling commissions and the dealer manager fee) incurred by us in our offering exceed 1.5% of gross offering proceeds at the end of the IPO. As a result, these costs are only our liability to the extent aggregate selling commissions, the dealer manager fee and other offering costs do not exceed 11.5% of the gross proceeds determined at the end of the IPO.

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straight-line basis accounting

Appendix II-54

requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. We defer the revenue related to lease payments received from tenants in advance of their due dates.

We continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five to fifteen years for fixtures and improvements and the shorter of the useful life or the remaining lease term for acquired intangible lease assets and tenant improvements.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis. We are required to present the operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the statement of operations at fair value for all periods presented. Properties that are intended to be sold are to be designated as “held for sale” on the balance sheet.

Long-lived assets are carried at cost and evaluated for impairment when events or changes in circumstances indicate such an evaluation is warranted or when they are designated as held for sale. Valuation of real estate is considered a “critical accounting estimate” because the evaluation of impairment and the determination of fair value involves a number of management assumptions relating to future economic events that could materially affect the determination of the ultimate value, and therefore, the carrying amounts of our real estate. Additionally, decisions regarding when a property should be classified as held for sale are also highly subjective and require significant management judgment.

Events or changes in circumstances that could cause an evaluation for impairment include the following:

•	a significant decrease in the market price of a long-lived asset;
•	a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;
•	a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; and
•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

We review our portfolio on an ongoing basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value

Appendix II-55

exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings and fixtures are based on cost segregation studies performed by independent third-parties or on our analysis of comparable properties in our portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 12 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values are amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, we initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangibles assets related to customer relationship is measured based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from six to 25 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Appendix II-56

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. The principal objective of such agreements is to minimize the risks and/or costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as our own data. This guidance is largely consistent with current fair value measurement principles with few exceptions that do not result in a change in general practice. The guidance was applied prospectively and was effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our financial position or results of operations as the guidance relates only to disclosure requirements.

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance does not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments out of accumulated other comprehensive income, by component in both the statement and the statement where the reclassification is presented. This guidance was applied prospectively and was effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our financial position or results of operations but changed the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

In September 2011, the FASB issued guidance that allows entities to perform a qualitative analysis as the first step in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative analysis for impairment is not required. The guidance was effective for interim and annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In December 2011, the FASB issued guidance which contains new disclosure requirements regarding the nature of and entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards and will give the financial statement users information about both gross and net exposures. The guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Appendix II-57

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations.

Results of Operations

We purchased our first property and commenced our real estate operations in September 30, 2011. As of September 30, 2012, we owned 382 properties with an aggregate purchase price of $945.3 million, comprised of 7.9 million square feet which were 100% leased. The annualized rental income per square foot of the properties at September 30, 2012 was $9.47 with a weighted average remaining lease term of 12.7 years. As of September 30, 2011, we owned three properties with an aggregate purchase price of $12.1 million, comprised of approximately 60,000 square feet which were 100% leased. In August 2011, we had raised proceeds sufficient to break escrow in connection with our IPO. Prior to that date, we did not hold any real estate properties, or have any sources of income. Accordingly, our results of operations for the three and nine months ended September 30, 2012, as compared to the three and nine months ended September 30, 2011 reflect significant increases in most categories.

Comparison of the Three Months Ended September 30, 2012 to Three Months Ended September 30, 2011

Rental Income

Rental income was $13.6 million for the three months ended September 30, 2012 compared to $8,000 for the three months ended September 30, 2011. The increase in rental income was driven by our acquisition of 379 properties since September 30, 2011 with an aggregate purchase price of $933.2 million as well as revenue for a full three months from the properties owned at September 30, 2011. Annualized rental income per square foot of the properties at September 30, 2012 was $9.47 with a weighted average remaining lease term of 12.7 years.

Operating Expense Reimbursements

Operating expense reimbursements were $0.4 million for the three months ended September 30, 2012. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. There was no operating expense reimbursement revenue for the three months ended September 30, 2011, as the tenants in the properties we owned as of September 30, 2011 were directly responsible for all operating costs.

Property Operating Expenses

Property operating expenses increased $0.8 million for the three months ended September 30, 2012 from $2,000 for the three months ended September 30, 2011. The increase was primarily due to our property acquisitions since September 30, 2011. These costs primarily relate to expenses associated with maintaining certain properties, including real estate taxes, utilities and repairs and maintenance.

Operating Fees to Affiliates

Our affiliated Property Manager is entitled to fees for the management of our properties. Our Property Manager waived these fees for the three months ended September 30, 2012. For the three months ended September 30, 2012, we would have incurred property management fees of $0.2 million had these fees not been waived. For the three months ended September 30, 2011, no such fees were incurred or forgiven.

Our Advisor is entitled to fees for the management of our properties. Effective July 1, 2012, the payment of asset management fees in cash, shares or restricted stock grants, or any combination thereof to the Advisor was eliminated. Instead the Company expects to issue (if approved by the board of directors) to the Advisor,

Appendix II-58

Class B units, which will be forfeited unless certain conditions are met. No Class B units have been issued during the three months ended September 30, 2012. During the three months ended September 30, 2011 we would have incurred asset management fees of $1,000 had these fees not been waived.

Acquisition and Transaction Related Costs

Acquisition and transaction related costs for the three months ended September 30, 2012 of $13.8 million, related to the purchase of 201 properties with an aggregate purchase price of $427.7 million. Acquisition and transaction related costs of $0.4 million for the three months ended September 30, 2011 related to the three properties acquired as of September 30, 2011 with an aggregate purchase price of $12.1 million.

General and Administrative Expenses

General and administrative expenses increased $0.3 million to $0.4 million for the three months ended September 30, 2012 from approximately $0.1 million for the three months ended September 30, 2011. The increase in general and administrative expenses primarily related to professional fees, and board of director compensation and insurance expense to support our larger real estate portfolio.

Depreciation and Amortization Expense

Depreciation and amortization expense of $8.9 million for the three months ended September 30, 2012, related to the properties purchased since we commenced real estate operations in September 2011. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives. There was no depreciation and amortization expense for the three months ended September 30, 2011.

Interest Expense

Interest expense of $2.3 million for the three months ended September 30, 2012, related to financing of a portion of the properties acquired since we commenced real estate operations in September 2011. We view these secured financing sources as an efficient and accretive means to acquire properties. There were no mortgages payable and therefore no interest expense during the three months ended September 30, 2011.

Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the cost of borrowings and the opportunity to acquire real estate assets which meet our investment objectives.

Comparison of the Nine Months Ended September 30, 2012 to Nine Months Ended September 30, 2011

Rental Income

Rental income was $24.9 million for the nine months ended September 30, 2012, compared to $8,000 for the nine months ended September 30, 2011. The increase in rental income was driven by our acquisition of 379 properties with an aggregate purchase price of $933.2 million representing 7,799,870 square feet, which were 100% leased as of September 30, 2012. We owned three properties during the nine months ended September 30, 2011.

Operating Expense Reimbursements

Operating expense reimbursements were $0.6 million for the nine months ended September 30, 2012. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. There was no operating expense reimbursements for the nine months ended September 30, 2011.

Property Operating Expenses

Property operating expenses increased $1.1 million for the nine months ended September 30, 2012 from $2,000 for the nine months ended September 30, 2011. The increase was primarily due to our property acquisitions since September 30, 2011. These costs primarily relate to the costs associated with maintaining our properties including real estate taxes, utilities and repairs and maintenance.

Appendix II-59

Operating Fees to Affiliates

Our affiliated Property Manager is entitled to fees for the management of our properties. Our property manager elected to waive the property management fees for the nine months ended September 30, 2012. For the nine months ended September 30, 2012, we would have incurred property management fees of $0.5 million, had the fees not been waived. There were no property management fees incurred or forgiven by the Property Manager during the nine months ended September 30, 2011.

Our Advisor is entitled to fees for the management of our properties. The Advisor was paid $0.2 million and has elected to waive $0.8 million of asset management fees for the nine months ended September 30, 2012. Effective July 1, 2012, the payment of asset management fees in cash, shares or restricted stock grants, or any combination thereof to the Advisor was eliminated. Instead the Company expects to issue (if approved by the board of directors) to the Advisor, Class B units, which will be forfeited unless certain conditions are met. No Class B units have been issued during the nine months ended September 30, 2012. We would have incurred asset management fees of $1,000 had these fees not been waived during the nine months ended September 30, 2011.

Acquisition and Transaction Related Costs

Acquisition and transaction related costs for the nine months ended September 30, 2012 of $24.1 million, related to the purchase of 341 properties with an aggregate purchase price of $872.9 million. Acquisition and transaction related costs of $0.4 million for the nine months ended September 30, 2011 related to the three properties we acquired as of September 30, 2011 with an aggregate purchase price of $12.1 million.

General and Administrative Expenses

General and administrative expenses increased $0.6 million to $0.8 million for the nine months ended September 30, 2012 from approximately $0.2 million for the nine months ended September 30, 2011. General and administrative expenses primarily included professional fees, board member compensation and insurance expense, net of costs absorbed by our Advisor of $0.1 million during the nine months ended September 30, 2012. No such costs were absorbed during the nine months ended September 30, 2011.

Depreciation and Amortization Expense

Depreciation and amortization expense of $16.2 million for the nine months ended September 30, 2012, related to the properties purchased since we commenced real estate operations in September 2011. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives. There was no depreciation and amortization expense for the nine months ended September 30, 2011.

Interest Expense

Interest expense of $4.7 million for the nine months ended September 30, 2012, related to financing of a portion of the properties acquired since we commenced real estate operations in September 2011. We view these secured financing sources as an efficient and accretive means to acquire properties. There were no mortgages payable and therefore no interest expense during the nine months ended September 30, 2011.

Cash Flows for the Nine Months Ended September 30, 2012

For the nine months ended September 30, 2012, net cash used in operating activities was $3.3 million. The level of cash flows used in or provided by operating activities is affected by the amount of acquisition and transaction related costs incurred, the timing of interest payments and the amount of borrowings outstanding during the period, as well as the receipt of scheduled rent payments. Cash flows used in operating activities during the nine months ended September 30, 2012 includes $24.1 million of acquisition and transaction costs. Cash flows included a net loss adjusted for non-cash items of $4.3 million (net loss of $21.3 million adjusted for non-cash items including depreciation and amortization of tangible and intangible real estate assets, amortization of deferred financing costs and share based compensation of $17.0 million). In addition, increases in prepaid expenses of $2.2 million occurred primarily due to an increase in unbilled rent receivables recorded in accordance with straight-line basis accounting. These cash outflows were partially offset by an increase deferred rent of $1.8 million, primarily representing rent payments received in advance of the respective due date, and an increase in accounts payable and accrued expenses of $1.4 million.

Appendix II-60

Net cash used in investing activities during the nine months ended September 30, 2012 of $885.9 million related to the 341 properties acquired during the period for a purchase price of $872.9 million, the purchase of investment securities for $8.1 million and a deposit on real estate investments of $4.9 million.

Net cash provided by financing activities of $1.6 billion during the nine months ended September 30, 2012 primarily related to proceeds from the issuance of shares of common stock of $1.6 billion, which were net of common stock repurchases of $0.9 million, proceeds from mortgage notes payable of $151.7 million and contributions from a non-controlling interest holder of $3.0 million. These cash inflows were partially offset by payments of offering costs of $180.4 million, distribution payments of $14.4 million, payments of financing costs of $11.7 million, an increase in restricted cash of $1.2 million and net contributions from affiliates of $0.5 million.

Cash Flows for the Nine Months Ended September 30, 2011

During the nine months ended September 30, 2011, net cash used in operating activities of $0.5 million was primarily due to a net loss of $0.6 million, partially offset by an increase accounts payable, accrued expenses and deferred rent of $0.1 million.

The net cash used in investing activities during the nine months ended September 30, 2011 of approximately $12.1 million related to the acquisition of three properties in September 2011.

Net cash provided by financing activities during the nine months ended September 30, 2011 totaled approximately $18.9 million. This cash inflow consisted primarily of $25.3 million from the issuance of common stock, which was partially offset by $6.3 million and $0.2 million in payments related to offering costs and financing costs, respectively.

Liquidity and Capital Resources

In August 2011, we had raised proceeds sufficient to break escrow in connection with our IPO. We purchased our first property and commenced our real estate operations in September 2011. As of September 30, 2012, we owned 382 properties with an aggregate purchase price of $945.3 million.

Our principal demands for funds will continue to be for property acquisitions, either directly or through investment interests, for the payment of operating expenses, distributions to our stockholders and non-controlling interest holders and for the payment of principal and interest on our outstanding indebtedness.

Generally, capital needs for property acquisitions will be met through cash available as well as proceeds from secured financings and our revolving credit facility.

We expect to meet our future short-term operating liquidity requirements through a combination of net cash provided by our current property operations and the operations of properties to be acquired in the future and advances under our senior revolving credit facility. Management expects that in the future, as our portfolio matures, our properties will generate sufficient cash flow to cover operating expenses and the payment of our monthly distribution. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from private offerings and undistributed funds from operations.

We expect to continue to utilize the net proceeds from the sale of our common stock and proceeds from secured financings to complete future property acquisitions. As of September 30, 2012, we had 175.4 million shares of common stock outstanding, including unvested restricted stock, and had received total gross proceeds of $1.7 billion.

Our board of directors has adopted a share repurchase plan that enables our stockholders to sell their shares to us under limited circumstances. At the time a stockholder requests a redemption, we may, subject to certain conditions, redeem the shares presented for repurchase for cash to the extent we have sufficient funds available to fund such purchase. Cumulative through September 30, 2012, we had received 37 requests to repurchase an aggregate of 153,905 shares of our common stock pursuant to our share repurchase plan. As of September 30, 2012, we funded the repurchase requests of 89,714 shares at an average price per share of $9.97. As of September 30, 2012, we approved the repurchase request of 64,191 shares, at an average price per share of $9.91. We fund share repurchases with proceeds from our IPO. As of the date of this filing, we are not aware of any other repurchase requests.

Appendix II-61

As of September 30, 2012, we had cash and cash equivalents of $691.7 million. In addition to our cash and cash equivalents, we expect cash flows from operations and proceeds from secured financings and our credit facility to be used primarily to invest in additional real estate, pay debt service, pay operating expenses and pay stockholder distributions.

Acquisitions

Our Advisor evaluates potential acquisitions of real estate and real estate related assets and engages in negotiations with sellers and borrowers on our behalf. Investors should be aware that after a purchase contract is executed that contains specific terms the property will not be purchased until the successful completion of due diligence and negotiation of final binding agreements. During this period, we may decide to temporarily invest any unused proceeds from common stock offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions. Generally, capital needs for property acquisitions were being met through net proceeds received from the ongoing sale of common stock. We may now, from time to time, enter into other agreements with third parties whereby third parties will make equity investments in specific properties or groups of properties that we acquire.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which the Company believes to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under accounting principles generally accepted in the United States of America (“GAAP”).

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated undiscounted future cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Appendix II-62

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and modified funds from operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities also may experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. As disclosed in the prospectus for our offering (the “Prospectus”), we will use the proceeds raised in the offering to acquire properties, and intends to begin the process of achieving a liquidity event (i.e., listing of its common stock on a national exchange, a merger or sale or another similar transaction) within three to five years of the completion of the offering. Thus, we will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that the we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe it is presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income:

Appendix II-63

acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, it does retain an outside consultant to review all its hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. All paid and accrued acquisition fees and expenses negatively impact our operating performance during the period in which properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Therefore, MFFO may not be an accurate indicator of our operating performance, especially during periods in which properties are being acquired. MFFO that excludes such costs and expenses would only be comparable to that of non-listed REITs that have completed their acquisition activities and have similar operating characteristics as us. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view gains and losses from dispositions of assets as non-recurring items, and we view fair value adjustments of derivatives as items which are unrealized and may not ultimately be realized. We view both gains and losses from dispositions of assets and fair value adjustments of derivatives as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. As disclosed elsewhere in our Prospectus, the purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors. Acquisition fees and expenses will not be reimbursed by the advisor if there are no further proceeds from the sale of shares in this offering, and therefore such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate the our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present its performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisitions costs are funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and

Appendix II-64

underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of its liquidity, or indicative of funds available to fund its cash needs including its ability to make distributions to its stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO or MFFO.

Neither the SEC, NAREIT, nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT, or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust its calculation and characterization of FFO or MFFO.

The table below reflects FFO in accordance with the NAREIT definition as well as MFFO in the IPA recommended format for the periods presented (in thousands):

	Three Months Ended			Nine Months Ended September 30, 2012
	March 31, 2012	June 30, 2012	September 30, 2012
Net loss (in accordance with GAAP)	$(4,398)	$(5,030)	$(11,887)	$(21,315)
Depreciation and amortization	2,016	5,296	8,900	16,212
FFO	(2,382)	266	(2,987)	(5,103)
Acquisition fees and expenses(1)	4,443	5,827	13,817	24,087
Mark-to-market adjustments(2)	—	—	91	91
MFFO	2,061	6,093	10,921	19,075
Straight-line rent(3)	(42)	(187)	(363)	(592)
MFFO – IPA recommended format	$2,019	$5,906	$10,558	$18,483

(1)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Management believes that adjusting for mark-to-market adjustments is appropriate because they may not be reflective of ongoing operations and reflect unrealized impacts on value based only on then-current market conditions, although they may be based upon current operational issues related to an individual

Appendix II-65

property or industry or general market conditions. Mark-to-market adjustments are made for items such as ineffective derivative instruments, certain marketable securities and any other items that GAAP requires we make a mark-to-market adjustment for. The need to reflect mark-to-market adjustments is a continuous process and is analyzed on a quarterly or annual basis in accordance with GAAP.
(3)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

Distributions

In July 2011, our board of directors declared a distribution rate equal to a 6.60% annualized rate based on the common stock price of $10.00. The first distribution was paid in October 2011. The distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month at a rate of $0.001803279 per day.

During the three and nine months ended September 30, 2012, distributions paid to common stockholders totaled $17.7 million and $27.1 million, respectively. During the three and nine months ended September 30, 2012, distributions included $8.4 million and $12.6 million, respectively, of the value of common stock issued under the DRIP. Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

As of September 30, 2012, cash used to pay our distributions was generated from property operating results, proceeds from common stock issued under the DRIP and proceeds from financings.

The following table shows the sources for the payment of distributions to common stockholders for the three months ended March 31, 2012, June 30, 2012 and September 30, 2012, respectively, and the nine months ended September 30, 2012 (amounts in thousands):

	Three Months Ended						Nine Months Ended September 30, 2012
	March 31, 2012		June 30, 2012		September 30, 2012
	Distribution	Percentage of Distribution	Distribution	Percentage of Distribution	Distribution	Percentage of Distribution	Distribution	Percentage of Distribution
Distributions:
Distributions paid in cash	$1,075		$4,052		$9,313		$14,440
Distributions reinvested(1)	922		3,335		8,356		12,613
Total distributions	$1,997		$7,387		$17,669		$27,053
Source of distributions:
Cash flows provided by operations(2)	$—	—%	$—	—%	$—	—%	$—	—%
Proceeds from issuance of common stock	—	—%	—	—%	—	—%	—	—%
Proceeds from financings	1,075	54%	4,052	55%	9,313	53%	14,440	53%
Common stock issued under the DRIP/offering proceeds	922	46%	3,335	45%	8,356	47%	12,613	47%
Total sources of distributions	$1,997	100%	$7,387	100%	$17,669	100%	$27,053	100%
Cash flows used in operations (GAAP basis)(2)	$(3,515)		$2,812		$(2,602)		$(3,305)
Net loss (in accordance with GAAP)	$(4,398)		$(5,030)		$(11,887)		$(21,315)

(1)	Distributions reinvested pursuant to the DRIP, which do not impact our cash flows.
(2)	Includes the impact of expensing acquisition and transaction related costs as incurred of $4.4 million, $5.8 million and $13.8 million for the three months ended March 31, 2012, June 30, 2012 and September 30, 2012, respectively, and $24.1 million for the nine months ended September 30, 2012.

Appendix II-66

The following table compares cumulative distributions paid to cumulative net loss (in accordance with GAAP) for the period from October 15, 2010 (date of inception) through September 30, 2012 (amounts in thousands):

Period from October 15, 2010 (Date of Inception) to September 30, 2012
Distributions paid:
Common stockholders in cash	$14,734
Common stockholders pursuant to DRIP	12,884
Total distributions paid	$27,618
Reconciliation of net loss:
Revenues	$26,341
Acquisition and transaction-related expenses	(26,110)
Depreciation and amortization	(16,712)
Other operating expense	(2,473)
Other non-operating expense	(4,485)
Net loss (in accordance with GAAP)(1)	$(23,439)

(1)	Net loss as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions.

Loan Obligations

The payment terms of our loan obligations may vary. In general, we expect that only interest amounts will be payable monthly with all unpaid principal and interest due at maturity. Our loan agreements may stipulate that we comply with specific reporting and financial covenants mainly related to debt coverage ratios and loan to value ratios. Each loan that has these requirements may have specific ratio thresholds that must be met. As of September 30, 2012, we were in compliance with the debt covenants under our loan agreements and senior revolving credit facility.

As of September 30, 2012, we had non-recourse mortgage indebtedness secured by real estate of $156.7 million and no outstanding borrowings under our $100.0 million senior revolving credit facility. As of September 30, 2012, our secured debt leverage ratio was 16.6% (defined as secured mortgage indebtedness divided by the base purchase price of acquired real estate investments). Our mortgage indebtedness bore interest at a weighted average effective interest rate of 4.60% per annum and had a weighted average maturity of 6.2 years. We may in the future incur additional mortgage debt on the properties we currently own or use long-term non-recourse financing to acquire additional properties in the future.

On October 2, 2012, the we closed on a $28.4 million mortgage note payable with Bank of Texas. The mortgage note has a five year term with an interest rate of 3.28%, which is fixed through the use of an interest rate hedging instrument. The mortgage note is non-recourse and is encumbered with 1 property.

Contractual Obligations

The following is a summary of our contractual obligations as of September 30, 2012 (in thousands):

			Years Ended
	Total	October 1, 2012 to December 31, 2012	2013 – 2014	2015 – 2016	Thereafter
Principal Payments Due:
Mortgage notes payable	$156,730	$—	$—	$5,060	$151,670
Interest Payments Due:
Mortgage notes payable	$48,243	$1,819	$14,431	$14,404	$17,589
Appendix II-67

Election as a REIT

We qualified as a REIT under Sections 856 through 860 of the Code for U.S. federal income tax purposes for the year ended December 31, 2011. We intend to continue to operate in such a manner to qualify for taxation as a REIT, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, and so long as we distribute at least 90% of our REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income. We believe we are organized and operating in such a manner as to continue to qualify to be taxed as a REIT for the taxable year ending December 31, 2012.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, our net leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with affiliates of AR Capital, LLC, whereby we pay certain fees or reimbursements to our Advisor or its affiliates in connection with acquisition and financing activities, sales of common stock under our IPO, asset and property management services and reimbursement of operating and offering related costs. See Note 11 — Related Party Transactions and Arrangements to our consolidated financial statements included in this report for a discussion of the various related party transactions, agreements and fees.

Off-Balance Sheet Arrangements

On July 20, 2012, we entered into a senior revolving credit facility in the amount of $100.0 million. The credit facility contains an “accordion” feature to allow us, under certain circumstances, to increase the aggregate commitments under the credit facility to a maximum of $250.0 million. The credit facility has a term of 36 months, subject to the Company’s right to a 12-month extension. As of September 30, 2012, the Company had no outstanding borrowings under this facility.

We have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Appendix II-68

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The charter of ARCP contains such a provision that limits such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which ARCP’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by ARCP or in ARCP’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of: (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and (2) a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

ARCP’s charter obligates ARCP, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or (2) any individual who, while a director or officer of ARCP and at ARCP’s request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

ARCP’s charter also permits ARCP to indemnify and advance expenses to any person who served a predecessor of ARCP’s in any of the capacities described above and to any employee or agent of ARCP or a predecessor of ARCP.

ARCP is party to indemnification agreements with each of its directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law.

ARCP has purchased and maintains insurance on behalf of all of its directors and executive officers against liability asserted against or incurred by them in their official capacities.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling ARCP for liability arising under the Securities Act, ARCP has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 8th day of January, 2013.

American Realty Capital Properties, Inc.

By:	/s/ Nicholas S. Schorsch Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
By: /s/ Nicholas S. Schorsch Nicholas S. Schorsch	Chairman and Chief Executive Officer (Principal Executive Officer)	January 8, 2013
By: /s/ Edward M. Weil, Jr. Edward M. Weil, Jr.	President, Chief Operating Officer, Treasurer, Secretary and Director	January 8, 2013
By: /s/ Brian S. Block Brian S. Block	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	January 8, 2013
By: * Leslie D. Michelson	Independent Director	January 8, 2013
By: * Robin A. Ferracone	Independent Director	January 8, 2013
By: * Dr. Walter P. Lomax, Jr.	Independent Director	January 8, 2013
*By: /s/ Nicholas S. Schorsch Nicholas S. Schorsch Attorney-in-fact

EXHIBIT INDEX

Exhibit Index	Description of Document
2.1	Agreement and Plan of Merger, dated as of December 14, 2012, by and among American Realty Capital Properties, Inc., Tiger Acquisition, LLC and American Realty Capital Trust III, Inc. (attached as Annex A to the joint proxy statement/prospectus that is part of this registration statement).
3.1	Articles of Amendment and Restatement of American Realty Capital Properties, Inc., dated July 5, 2011 (filed as exhibit 3.1 to ARCP’s Form S-11/A, filed on July 5, 2011 and incorporated herein by reference).
3.2	Bylaws of American Realty Capital Properties, Inc. (filed as exhibit 3.2 to ARCP’s Form S-11/A, filed on June 13, 2011 and incorporated herein by reference).
3.3	Articles Supplementary to the Articles of Incorporation of American Realty Capital Properties, Inc. classifying and designating the Series A Convertible Preferred Stock, dated May 10, 2012 (filed as exhibit 3.3 to ARCP’s Form 8-K, filed on May 15, 2012 and incorporated herein by reference).
3.4	Articles Supplementary to the Articles of Incorporation of American Realty Capital Properties, Inc. classifying and designating the Series B Convertible Preferred Stock, dated July 24, 2012 (filed as exhibit 3.4 to ARCP’s Form 8-K, filed on July 30, 2012 and incorporated herein by reference).
4.1	Form of Indenture (filed as exhibit 4.6 to ARCP’s Form S-3/A, filed on October 16, 2012 and incorporated herein by reference).
4.2	Form of Indenture (filed as exhibit 4.7 to ARCP’s Form S-3/A, filed on October 16, 2012 and incorporated herein by reference).
4.3	Amended and Restated Agreement of Limited Partnership of ARC Properties Operating Partnership, L.P., dated September 6, 2011, as amended by Amendment No. 1, dated May 11, 2012, Amendment No. 2, dated May 31, 2012, and Amendment No. 3, dated July 24, 2012, (each filed as exhibit 4.1 to ARCP’s Form S-11/A, filed July 5, 2011, and exhibits 4.2, 4.3 and 4.4, respectively, to ARCP’s Form 10-Q for the quarter ended June 30, 2012, filed on July 31, 2012 and incorporated herein by reference).
5.1	Opinion of Venable LLP as to the legality of the securities.**
8.1	Tax Opinion of Duane Morris LLP.**
8.2	Tax Opinion of Weil, Gotshal & Manges LLP.**
8.3	Tax Opinion of Proskauer Rose LLP.**
12.1	Statements re computation of ratios (filed as exhibit 12.1 to ARCP’s Form S-3, filed on August 1, 2012 and incorporated herein by reference).
21.1	Subsidiaries of American Realty Capital Properties, Inc. as of October 29, 2012 (filed as exhibit 21 to ARCP’s Form 10-Q for the quarter ended September 30, 2012 and incorporated herein by reference).
23.1	Consent of Duane Morris LLP (included as part of the opinion filed as Exhibit 8.1 hereto and incorporated herein by reference).**
23.2	Consent of Weil, Gotshal & Manges LLP (included as part of the opinion filed as Exhibit 8.2 hereto and incorporated herein by reference).**
23.3	Consent of Proskauer Rose LLP (included as part of the opinion filed as Exhibit 8.3 hereto and incorporated herein by reference).**
23.4	Consent of Venable LLP (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference).**
23.5	Consent of Grant Thornton LLP, independent registered public accounting firm.*
23.6	Consent of Grant Thornton LLP, independent registered public accounting firm.*
24.1	Powers of Attorney (included in the signature pages of this Registration Statement).
99.1	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
99.2	Consent of UBS Securities LLC.*
99.3	Form of Proxy of American Realty Capital Properties, Inc.**
99.4	Form of Proxy of American Realty Capital Trust III, Inc.**

*	Filed herewith
**	To be filed by amendment